Form 20-F
period 2021-12-31
AKANDA CORP.
filed 2022-05-02
CIK 1888014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-41324

AKANDA CORP.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive offices)

Tejinder Virk, Chief Executive Officer

1a,1b Learoyd Road, New Romney, TN28 8XU, United Kingdom

Phone: +44 (203) 488-9514

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	AKAN	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of ordinary shares outstanding as of April 30, 2022 was 28,909,026.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes  ☒ No

i

ii

INTRODUCTION

Akanda Corp. was incorporated on July 16, 2021 in the Province of Ontario, Canada under the Business Corporations Act (Ontario). The principal listing of our ordinary shares is The Nasdaq Capital Market, or Nasdaq. We filed a registration statement on Form F-1 with respect to our common shares with the U.S. Securities and Exchange Commission, or SEC, which was declared effective on March 14, 2022. Our common shares are listed on The Nasdaq Capital Market, under the symbol “AKAN”. As used in this Annual Report on Form 20-F, the terms “we,” “us,” “our”, “Akanda” and the “Company” mean Akanda Corp. and its subsidiaries, unless otherwise indicated.

FINANCIAL AND OTHER INFORMATION

Our financial statements appearing in this Annual Report on Form 20-F are prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our fiscal year ends on December 31 of each year as does our reporting year.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this Annual Report or to any registration statement that we previously filed, you may read the document itself for a complete description of its terms.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this Annual Report on Form 20-F, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “might”, “will”, “should”, “believe”, “expect”, “could”, “would”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this Annual Report, including among other things:

●	our limited operating history;
●	unpredictable events, such as the COVID-19 outbreak, and associated business disruptions;
●	changes in cannabis laws, regulations and guidelines;
●	decrease in demand for cannabis and cannabis-derived products;
●	exposure to product liability claims and actions;

●	damage to our reputation due to negative publicity;
●	risks associated with product recalls;
●	the viability of our product offerings;
●	our ability to attract and retain skilled personnel;
●	maintenance of effective quality control systems;
●	regulatory compliance risks;
●	risks inherent in an agricultural business;
●	increased competition in the markets in which we operate and intend to operate;
●	the success of our continuing research and development efforts;
●	risks associated with expansion into new jurisdictions;
●	risks related to our international operations in the United Kingdom and the Kingdom of Lesotho, including the implications of the United Kingdom’s recent withdrawal from the European Union;
●	our ability to obtain and maintain adequate insurance coverage;
●	our ability to identify and integrate strategic acquisitions, investments and partnerships and to manage our growth;
●	our ability to raise capital and the availability of future financing;
●	emerging market risks;
●	global economy risks; and
●	our ability to maintain the listing of our securities on Nasdaq.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this Annual Report. The forward-looking statements contained in this Annual Report are not guarantees of future performance, and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this Annual Report, they may not be predictive of results or developments in future periods. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. Please see the Risk Factors section that appears in “Item 3. Key Information – D. Risk Factors.”

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following risks relate specifically to our business and should be considered carefully. Our business, financial condition and results of operations could be harmed by any of the following risks. As a result, the trading price of our common shares could decline and shareholders could lose part or all of their investment.

Risks Related to Our Business and Industry

We are an early-stage company with limited operating history and may never become profitable.

Akanda was only recently incorporated to be a holding company. Each of our operating subsidiaries, Bophelo and Canmart, has a very limited operating history and has generated minimal revenue. Bophelo was formed and commenced operations in 2018 and has primarily engaged in construction and preparation activities since its inception. Bophelo has made only one sale of cannabis flower to a local buyer in April 2022 to date and generated sales revenue of $nil in the twelve-month period ended December 31, 2021. Canmart was formed in 2018 and commenced operations in 2020. Canmart generated sales revenue of approximately $2,000 in 2020 and $41,431,359 in the twelve-month period ended December 31, 2021. We remain an early-stage company and have limited financial resources and minimal operating cash flow. If we cannot successfully develop, manufacture and distribute our products, or if we experience difficulties in the development process, such as capacity constraints, quality control problems or other disruptions, we may not be able to develop or offer market-ready commercial products at acceptable costs, which would adversely affect our ability to effectively enter the market or expand our market share. A failure by us to achieve a low-cost structure through economies of scale or improvements in cultivation, manufacturing or distribution processes would have a material adverse effect on our commercialization plans and our business, prospects, results of operations and financial condition.

We expect to require and additional funding to maintain and expand our operations and develop our sales and distribution channels. However, there can be no assurance that additional funding will be available to us for the development of our business, which will require the commitment of substantial resources. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Potential investors should carefully consider the risks and uncertainties that an early stage company with a very limited operating history will face. In particular, potential investors should consider that we may be unable to:

●	successfully implement or execute our business plan, or that our business plan is sound;
●	effectively pursue business opportunities, including potential acquisitions;

●	adjust to changing conditions or keep pace with increased demand;
●	attract and retain an experienced management team; or
●	raise sufficient funds in the capital markets to effectuate our business plan, including expanding production capacity. licensing and approvals.

Our financial situation creates doubt as to whether we will continue as a going concern.

Each of Akanda, Bophelo and Canmart has generated no revenue or, only minimal revenue, since inception, and incurred a consolidated net loss for the fiscal year ending December 31, 2021, primarily as a result of the costs of listing, as well as increased operating expenses to execute our business plan and growth strategy. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment.

Future acquisitions and strategic investments could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value, and harm our results of operations and financial condition.

We may in the future seek to acquire or invest in, businesses, products, or technologies that we believe could complement our operations or expand our breadth, enhance our capabilities, or otherwise offer growth opportunities. While our growth strategy includes broadening our product offerings, implementing an aggressive marketing plan and employing product diversification, there can be no assurance that our systems, procedures and controls will be adequate to support our operations as they expand. We cannot assure you that our personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of our planned growth and diversified product offerings, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base, and maintain close coordination among our staff. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems. Additionally, the integration of our acquisitions and pursuit of potential future acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In addition, we have limited experience in acquiring other businesses. Specifically, we may not successfully evaluate or utilize the acquired products, assets or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized, or we may be exposed to unknown risks or liabilities associated with our acquisitions.

We may not be able to find and identify desirable acquisition targets or we may not be successful in entering into an agreement with any one target. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could harm our results of operations. In addition, if an acquired business fails to meet our expectations, our business, results of operations, and financial condition may suffer. In some cases, minority shareholders may exist in certain of our non-wholly-owned acquisitions (for businesses we do not purchase as an 100% owned subsidiary) and may retain minority shareholder rights which could make a future change of control or necessary corporate approvals for actions more difficult to achieve and/or more costly.

We may also make strategic investments in early-stage companies developing products or technologies that we believe could complement our business or expand our breadth, enhance our technical capabilities, or otherwise offer growth opportunities. These investments may be in early-stage private companies for restricted stock. Such investments are generally illiquid and may never generate value. Further, the companies in which we invest may not succeed, and our investments could lose their value.

Demand for cannabis and its derivative products could be adversely affected and significantly influenced by scientific research or findings, regulatory proceedings, litigation, or media attention.

The legal cannabis industry in the United Kingdom, the European Union and in many other potential international markets for us is at an early stage of its development. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of medicinal cannabis are mixed and evolving and can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medicinal cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medicinal cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity, could have a material adverse effect on the demand for medicinal cannabis and on our business, results of operations, financial condition and cash flows. Public opinion and support for medicinal cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. Our ability to gain and increase market acceptance of our business may require substantial expenditures on investor relations, strategic relationships and marketing initiatives. There can be no assurance that such initiatives will be successful, and their failure to materialize into significant demand may have an adverse effect on our financial condition.

Our success will depend, in part, on our ability to continue to enhance our product offerings to respond to technological and regulatory changes and emerging industry standards and practices.

Rapidly changing markets, technology, emerging industry and regulatory standards and frequent introduction of new products characterize our business. The process of cultivating and processing our cannabis products to meet applicable standards and successfully marketing such products and obtaining necessary licenses requires significant continuing costs, marketing efforts, third-party commitments and regulatory approvals. Canmart has made a limited number of sales and Bophelo has made one sale to a local buyer to date. We currently aim to commence exporting medical cannabis biomass from Bophelo to Europe in 2022. From 2023 and beyond, we plan to expand our product offering to include cannabis oils and extracts, and ultimately, to produce consumer branded cannabis products for discerning patients. We may not be successful in timely expanding our production capacity, or obtaining any required regulatory approvals or licenses, to implement our growth plans, which, together with any capital expenditures made in our operations, may have a material adverse effect on our business, financial condition and operating results.

We are subject to the inherent risk of exposure to product liability claims.

As a cultivator and distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused bodily harm or injury. In addition, the sale of our products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Adverse reactions resulting from human consumption of our products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that our products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning health risks, possible side effects or interactions with other substances. Product liability claims or regulatory actions against us could result in increased costs, could adversely affect our reputation with our clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our products.

We are subject to the inherent risks involved with product recalls.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection therewith. There can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if our products are subject to recall, our reputation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention, potential loss of applicable licenses, and increased legal fees and other expenses.

Research regarding the medical benefits, viability, safety, efficacy, use and social acceptance of cannabis or isolated cannabinoids (such as cannabidiol and tetrahydrocannabinol) remains in early stages.

There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as cannabidiol and tetrahydrocannabinol). Although we believe that the articles, reports and studies support our beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, investors should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated herein or reach negative conclusions related to medical cannabis, which could have a material adverse effect on the demand for our products and could result in a material adverse effect on our business, financial condition and results of operations or prospects.

We may not be able to maintain effective quality control systems.

We may not be able to maintain an effective quality control system. The effectiveness of our quality control system and our ability to obtain or maintain EU Good Manufacturing Practice (“EU GMP”) and Good Agricultural and Collecting Practices (“GACP”) certifications with respect to our manufacturing, processing and testing facilities depend on a number of factors, including the design of our quality control procedures, training programs, and the ability to ensure that our employees adhere to our policies and procedures. We also may depend on third party service providers to manufacture, process or test our products, that are subject to EU GMP and GACP requirements.

We expect that regulatory agencies will periodically inspect our and our service providers’ facilities to evaluate compliance with applicable EU GMP and GACP requirements. Failure to comply with these requirements may subject us or our service providers to possible regulatory enforcement actions. Any failure or deterioration of our or our service providers’ quality control systems, including loss of EU GMP and GACP certifications, may have a material adverse effect on our business, results of operations and financial condition.

The medical cannabis industry and market may not continue to exist or develop as we anticipate and we may ultimately be unable to succeed in this industry and market.

We are operating our current business in a relatively new industry, and our success depends on the continued growth of this market as well as our ability to attract and retain patients. Demand for pharmaceutical-grade cannabis and cannabis-based products is dependent on a number of social, political and economic factors that are beyond our control. Our projections on the number of people who have the potential to benefit from treatment with pharmaceutical-grade cannabis or cannabis-based products are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, and market research, and may prove to be incorrect. There is no assurance that an increase in existing demand will occur, that we will benefit from any such increased demand, or that our business will remain profitable even in the event of such an increase in demand.

In addition to being subject to the general business risks applicable to a business involving an agricultural product and a regulated medical product, we need to continue to build brand awareness within the medical cannabis industry and make significant investments in our business strategy and production capacity. These investments include introducing new medical cannabis products into the markets in which we operate, adopting quality assurance protocols and procedures, building our international presence and undertaking regulatory compliance efforts. These activities may not promote our products as effectively as intended, or at all, and we expect that our competitors will undertake similar investments to compete with us for market share.

Competitive conditions, physician preferences, patient requirements and spending patterns in the medical cannabis industry and market are relatively unknown and may have been uniquely impacted by circumstances unlike those in other existing industries and markets. Our target patient population may be smaller than expected, may not be otherwise amenable to treatment with our products, or may become increasingly difficult to identify and access. Further, we may not be successful in our efforts to attract and retain patients, develop new pharmaceutical-grade cannabis and cannabis-based products, produce and distribute these products to the markets in which we operate or to which we export in time to be effectively commercialized. In order to be successful in these activities, we may be required to expend significantly more resources than we currently anticipate, which could adversely affect our business, financial condition, results of operations and prospects.

The cannabis and cannabinoid industries face strong opposition.

Many political and social organizations oppose hemp and cannabis and their legalization, and many people, even those who support legalization, oppose the sale of hemp, cannabis and their derivatives in their geographies. Our business will need support from local governments, industry participants, consumers and residents to be successful. Additionally, there are large, well-funded businesses and industry groups that may have a strong opposition to the cannabis industry. For example, the pharmaceutical and alcohol industries have traditionally opposed cannabis legalization. Any efforts by these or other industries opposed to cannabis to halt or impede the cannabis industry could have detrimental effects on our business.

We, or the medical cannabis industry more generally, may receive unfavorable publicity or become subject to negative patient, physician or investor perception.

We believe that the medical cannabis industry is highly dependent upon positive patient, physician or investor perception regarding the benefits, safety, efficacy and quality of the cannabis distributed to patients for medical use. Perception of the medical cannabis industry, medicinal cannabis products, currently and in the future, may be significantly influenced by scientific research or findings, regulatory investigations, litigation, political statements, media attention and other publicity (whether or not accurate or with merit) both in Israel and in other countries relating to the use of cannabis or cannabis-based products for medical purposes, including unexpected safety or efficacy concerns arising with respect to pharmaceutical-grade cannabis or cannabis-based products or the activities of medical-use cannabis industry participants.

There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical-use cannabis market or any particular medicinal cannabis products or will be consistent with prior publicity. Adverse future scientific research reports, findings and regulatory proceedings that are, or litigation, media attention or other publicity that is, perceived as less favorable than, or that questions, earlier research reports, findings or publicity (whether or not accurate or with merit) could result in a significant reduction in the demand for our medicinal cannabis products or cannabis for medical use more generally. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis for medical purposes, or our current or future products specifically, or associating the use of cannabis with illness or other negative effects or events, could adversely affect us. This adverse publicity could arise even if the adverse effects associated with cannabis or cannabis-based products resulted from products that are not derived from medicinal cannabis or a patient’s failure to use such products legally, appropriately or as directed.

We are subject to the risks inherent in an agricultural business.

Our business involves the growing of cannabis, which is an agricultural product. The occurrence of severe adverse weather conditions, especially droughts, fires, storms or floods is unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply of cannabis. Adverse weather conditions may be exacerbated by the effects of climate change and may result in the introduction and increased frequency of pests and diseases. The effects of severe adverse weather conditions may reduce our yields or require us to increase our level of investment to maintain yields. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of insects and pests, which could negatively affect cannabis crops. Future droughts could reduce the yield and quality of our cannabis production, which could materially and adversely affect our business, financial condition and results of operations.

The occurrence and effects of plant disease, insects and pests can be unpredictable and devastating to agricultural production, potentially rendering all or a substantial portion of the affected harvests unsuitable for sale. Even when only a portion of the production is damaged, our results of operations could be adversely affected because all or a substantial portion of the production costs may have been incurred. Although some plant diseases are treatable, the cost of treatment can be high and such events could adversely affect our operating results and financial condition. Furthermore, if we fail to control a given plant disease and the production is threatened, we may be unable to adequately supply our customers, which could adversely affect our business, financial condition and results of operations. There can be no assurance that natural elements will not have a material adverse effect on production.

Our business will be reliant upon third party suppliers, service providers and distributors.

As our business grows, we will need a supply chain for certain material portions of the production and distribution process of our products. Our suppliers, service providers and distributors may elect, at any time, to breach or otherwise cease to participate in supply, service or distribution agreements, or other relationships, on which our operations rely. Loss of our suppliers, service providers or distributors would have a material adverse effect on our business and operational results.

Bophelo currently purchases quality cannabis seeds primarily from OG DNA Genetics Inc. and also from other reputable suppliers of cannabis genetics based in Europe. If replacement seeds cannot be obtained at comparable prices, or at all, or if the necessary authorizations are not obtained, our business, financial condition and results of operations would be materially and adversely affected. Our operations could be materially and adversely affected if the supply of cannabis seeds is ceased or delayed and we do not find replacement suppliers and obtain all necessary authorizations.

Part of our strategy is to enter into and maintain arrangements with third parties related to the development, testing, marketing, manufacturing, distribution and commercialization of our products. Our revenues are dependent on the successful efforts of these third parties, including the efforts of our distribution partners. Entering into strategic relationships can be a complex process and the interests of our distribution partners may not be or remain aligned with our interests. Some of our current and future distribution partners may decide to compete with us, refuse or be unable to fulfill or honor their contractual obligations to us, or change their plans to reduce their commitment to, or even abandon, their relationships with us. There can be no assurance that our distribution partners will market our products successfully or that any such third-party collaboration will be on favorable terms.

Our profit margins and the timely delivery of our products are dependent upon the ability of our outside suppliers and manufacturers to supply us with products in a timely and cost-efficient manner. Our ability to develop our business and enter new markets and sustain satisfactory levels of sales in each market depends upon the ability of its outside suppliers and manufacturers to produce the ingredients and products and to comply with all applicable regulations. The failure of our primary suppliers or manufacturers to supply ingredients or produce its products could adversely affect our business operations.

There is no assurance that our sales and promotional activities will be successful.

Our future growth and profitability will depend on the effectiveness and efficiency of sales and promotional expenditures, including our ability to (i) create greater awareness of our products, (ii) determine the appropriate creative message and media mix for future marketing expenditures and (iii) effectively manage sales and promotional costs in order to maintain acceptable operating margins. We plan to continue to develop the direct sale model of Canmart, which may require us to establish our own clinics and pharmacies. There can be no assurance that our sales and promotional expenditures will result in revenues in the future or will generate awareness of our products and services. In addition, no assurance can be given that we will be able to manage our sales and promotional expenditures on a cost-effective basis.

We believe that maintaining and promoting our brand is critical to expanding our customer base. Maintaining and promoting our brand will depend largely on our ability to continue to provide quality, reliable and innovative products, which we may not do successfully. We may introduce new products or services that our customers do not like, which may negatively affect our brand and reputation. Maintaining and enhancing our brand may require us to make substantial investments, and these investments may not achieve the desired goals. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results from operations could be materially adversely affected.

We may be unable to sustain our pricing model.

Significant price fluctuations or shortages in the cost of materials may increase our cost of goods sold and cause our results of operations and financial condition to suffer. If we are unable to secure materials at a reasonable price, we may have to alter or discontinue selling some of our products or attempt to pass along the cost to our customers, any of which could adversely affect our results of operations and financial condition.

Additionally, increasing costs of labor, freight and energy could increase our and our suppliers’ cost of goods. If our suppliers are affected by increases in their costs of labor, freight and energy, they may attempt to pass these cost increases on to us. If we pay such increases, we may not be able to offset them through increases in its pricing, which could adversely affect our results of operations and financial condition.

We may be unable to effectively manage future growth.

We may be subject to growth-related risks, including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Rapid growth of our business may significantly strain our management, operations and technical resources. If we are successful in obtaining large orders for its products, we will be required to deliver large volumes of products to our customers on a timely basis and at a reasonable cost. We may not obtain large-scale orders for our products and if we do, we may not be able to satisfy large-scale production requirements on a timely and cost-effective basis. Our inability to deal with this growth may have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to significant competition by new and existing competitors in the cannabis industry.

The industry in which we operate is subject to intense and increasing competition. Many of our competitors have greater resources that may enable them to compete more effectively than us in the cannabis industry, or they have a longer operating history and greater capital resources and facilities, which may enable them to compete more effectively in this market. We expect to face additional competition from existing licensees and new market entrants who are granted licenses in the jurisdictions in which we expect to operate, including the United Kingdom and the Kingdom of Lesotho, and other jurisdictions in which we intend to expand our operations. If a significant number of new licenses are granted in the near term, we may experience increased competition for market share and may experience downward pricing pressure on our products as new entrants increase production. Such competition may cause us to encounter difficulties in generating revenues and market share, and in positioning our products in the market. If we are unable to successfully compete with existing companies and new entrants to the market, our lack of competitive advantage will have a negative effect on our business and financial condition.

The legalization of adult-use, recreational cannabis may reduce sales of medical cannabis.

Legalization of the sale to adults of recreational, non-medical cannabis in any country may increase competition in the medical cannabis market. We currently do not plan to sell recreational, non-medical cannabis products. We may not be able to achieve our business plan in a highly competitive market where recreational, adult-use cannabis is legal, or the market may experience a drop in the price of cannabis and cannabis products over time, decreasing our profit margins.

We are dependent upon our management and key employees, and the loss of any member of our management team or any key employee could have a material adverse effect on our operations.

Our success is dependent upon the ability, expertise, judgment, discretion and good faith of our senior management and key employees, including, without limitation, Louisa Mojela, our Executive Chairman, and Tejinder Virk, our Chief Executive Officer. The loss of any member of our management team or any of our key employees could have a material adverse effect on our business and results of operations. While employment agreements and incentive programs are customarily used as primary methods of retaining the services of key employees, these agreements and incentive programs cannot assure the continued services of such employees. Any loss of the services of such individuals, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on our business, operating results or financial condition. We do not currently maintain key-person insurance on the lives of any of our key employees or members of management. Competition for qualified technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain such qualified individuals in the future, which may adversely affect our operations.

Our directors and officers may have conflicts of interest in conducting their duties.

We may be subject to various potential conflicts of interest because of the fact that some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to us. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors. For example, our Executive Chairman, Ms. Mojela controls the MMD Trust which leases premises to Bophelo. See a discussion of the Investor Rights Agreement under “Item 7.B. Related Party Transactions  — Our Transactions with Executive Chairman.”

The Coronavirus (“COVID-19”) outbreak and similar disease outbreaks or public health emergencies could adversely affect our future operations.

Our operations could be significantly and adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the outbreak of a respiratory illness caused by COVID-19 and the related economic repercussions. We cannot accurately predict the effects COVID-19 will have on our operations and the ability of others to meet their obligations with us, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In light of the COVID-19 pandemic, there could be a negative impact on sourcing medical cannabis products for our distribution in the United Kingdom or, the continued buildout and optimization of our cultivation and manufacturing facilities in the Kingdom of Lesotho in accordance with the requirement of EU GMP and the export of our cannabis products from Lesotho to other areas of the world. Additionally, COVID-19 has caused significant disruptions to the global financial markets, which could impact our ability to raise additional capital. The ultimate impact on us and our significant suppliers and prospective customers is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

At Bophelo and Canmart’s offices and operations facilities in the United Kingdom and the Kingdom of Lesotho, all employees wear masks and practice social distancing. There are strict protocols on screening of employees and visitors; which include temperature checks and the requirement to complete detailed questionnaires concerning, among other things, possible exposure to COVID-19. Hand sanitizer is provided and hand washing protocols are in place. Signage has been put in place at our operations reminding visitors and staff of COVID-19 protocols. Both the U.K. and Lesotho governments have commenced the roll-out of COVID-19 vaccines to the population of each of those countries. The U.K. population has reached a significant level of vaccination, while Lesotho’s rate of vaccination is still in its early stages. Bophelo and Canmart have encouraged all of their employees to be vaccinated. Despite these measures taken, there is no guarantee that the continued development of COVID-19 will not affect their operations negatively. During the first quarter of the 2022 year, both the UK and Lesotho governments have substantially reduced COVID-19 restrictions in the UK and Lesotho respectively.

We could be subject to a security breach that could result in significant damage or theft of products and equipment.

Breaches of security at our facilities may occur and could result in damage to or theft of products and equipment. A security breach at our facilities could result in a significant loss of inventory or work in process, expose us to liability under applicable regulations and increase expenses relating to the investigation of the breach and implementation of additional preventative security measures, any of which could have an adverse effect on our business, financial condition and results of operations.

We may incur significant costs to defend our intellectual property and other proprietary rights.

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of our future success. Unauthorized parties may attempt to replicate or otherwise obtain and use our products and technology. Policing the unauthorized use of our current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others.

In addition, other parties may claim that our products infringe on their proprietary rights such as trade secrets. Such claims, regardless of their merit, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. Additionally, we may need to obtain licenses from third parties who allege that we have infringed on their lawful rights. Such licenses may not be available on terms acceptable to us or at all. In addition, we may not be able to obtain or utilize on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property that we do not own.

If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of protected personal information or proprietary or confidential information, or if we are found by regulators to be non-compliant with statutory requirements for the protection and storage of personal data, we could suffer a loss of revenue, increased costs, exposure to significant liability, reputational harm and other serious negative consequences.

As our operations expand, we may process, store and transmit large amounts of data in our operations, including protected personal information as well as proprietary or confidential information relating to our business and third parties. Experienced computer programmers and hackers may be able to penetrate our layered security controls and misappropriate or compromise our protected personal information or proprietary or confidential information or that of third parties, create system disruptions or cause system shutdowns. They also may be able to develop and deploy viruses, worms and other malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. Hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Our facilities may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and our customer’s data.

Risks Related to Our Expected International Operations and Operations in Emerging Markets

As a company based outside of the United States, we are subject to economic, political, regulatory and other risks associated with international operations.

Our business is subject to risks associated with conducting business outside of the United States. Our operations are based primarily in the United Kingdom and the Kingdom of Lesotho. Our principal office and Canmart’s operations are located in the

United Kingdom, and Bophelo’s cultivation operations are located in the Kingdom of Lesotho. Accordingly, our future results could be harmed by a variety of factors, including, without limitation, the following:

●	economic weakness, including inflation, or political instability in non-U.S. economies and markets;
●	differing and changing regulatory requirements for product licenses and approvals;
●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
●	difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
●	changes in applicable non-U.S. regulations and customs, tariffs and trade barriers;
●	changes in applicable non-U.S. currency exchange rates and currency controls;
●	changes in a specific country’s or region’s political or economic environment, including the implications of the recent decision of the United Kingdom to withdraw from the European Union;
●	trade protection measures, import or export licensing requirements or other restrictive actions by governments;
●	differing reimbursement regimes and price controls in certain non-U.S. markets;
●	negative consequences from changes in tax laws;
●	compliance with applicable tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under our share option schemes or equity incentive plans;
●	workforce uncertainty in countries where labor unrest is more common than in the United States;
●	difficulties associated with staffing and managing international operations, including differing labor relations;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, typhoons, floods and fires.

Our business could suffer as a result of the United Kingdom’s withdrawal from the European Union.

While we are incorporated in the Province of Ontario in Canada, our principal office, a number of our executive officers and key employees, and Canmart’s operations and assets are primarily located in the United Kingdom. The United Kingdom formally exited the European Union, commonly referred to as Brexit, on January 31, 2020. Under the terms of its departure, the United Kingdom entered into a transition period during which it continued to follow all European Union rules, and the trading relationship remained the same, until December 31, 2020. On December 24, 2020, the European Union and the United Kingdom entered into a new trade agreement to govern their relationship following Brexit. However, substantial uncertainty remains concerning which EU laws and regulations will continue to be implemented in the United Kingdom after Brexit (including financial laws and regulations, tax and free trade agreements, intellectual property rights, data protection laws, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws).

The uncertainty concerning the United Kingdom’s legal, political and economic relationship with the European Union after Brexit may negatively impact direct foreign investment in the United Kingdom, increase costs, depress economic activity and restrict access to capital. It may also be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) beyond the date of Brexit. We may also face new regulatory costs and challenges that could have an adverse effect on our operations.

The United Kingdom’s withdrawal from the European Union could lead to increased market volatility, which could make it more difficult for us to do business in Europe or have other adverse effects on our business.

As a result of the United Kingdom’s withdrawal from the European Union, the United Kingdom now has third country status outside of the European Union. Before the end of 2020, the United Kingdom and the European concluded a Trade and Cooperation Agreement (“TCA”) which took effect January 1, 2021. The terms of the TCA allow for tariff-free and quota-free access to the EU market for the United Kingdom so long as the United Kingdom does not diverge from EU laws. To the extent the United Kingdom does diverge from EU laws, access to EU markets may be made more restricted than it currently is. In addition, the TCA does not allow U.K. institutions access to EU markets, so it is possible that there will be a period of considerable uncertainty, particularly in relation to U.K. financial and banking markets, as well as in relation to the regulatory process in Europe. As a result of this uncertainty, financial markets could experience volatility. We may also face new regulatory costs and challenges that could have a material adverse effect on our operations. In this regard, the European Medicines Agency has already issued a notice reminding marketing authorization holders of centrally authorized medicinal products for human and veterinary use of certain legal requirements that need to be considered as part of Brexit, such as the requirement for the marketing authorization holder of a product centrally approved by the European Commission to be established in the European Union, and the requirement for some activities relating to centrally approved products to be performed in the European Union. As a third country, the United Kingdom will lose the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers which could make our doing business worldwide more difficult. In addition, currency exchange rates in the pound sterling and the euro with respect to each other and the U.S. dollar have already been adversely affected by Brexit. Should this foreign exchange volatility continue, it could cause volatility in our financial results.

We expect to increase our international sales in the future, and such sales may be subject to unexpected exchange rate fluctuations, regulatory requirements and other barriers.

We currently expect that our sales will be denominated in U.S. Dollars and Euro and that we may, in the future, have sales denominated in the currencies of additional countries in which we establish operations or distribution. In addition, we expect to incur the majority of our operating expenses in U.S. Dollars, Euro, South African Rands and Lesotho Maloti. Our international sales may be subject to unexpected regulatory requirements and other barriers. Any fluctuation in the exchange rates of foreign currencies may negatively affect our business, financial condition and results of operations. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets. In addition, those activities may be limited in the protection they provide from foreign currency fluctuations and can themselves result in losses.

A change in our tax residence could have a negative effect on our future profitability.

Although we are incorporated in the Province of Ontario in Canada, we are a resident in the United Kingdom for tax purposes. It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs following a review by our directors or for any other reason, we could become, or be regarded as having become, a resident in a jurisdiction other than the United Kingdom. Should we cease to be tax resident in the United Kingdom, we may have exposure related to unexpected tax liabilities, such as a charge of United Kingdom, capital gains tax on a deemed disposal at market value of our assets and of unexpected tax charges in other jurisdictions on our income. Similarly, if the tax residency of any of our subsidiaries were to change from their current jurisdiction for any of the reasons listed above, we may be subject to a charge of local capital gains tax on the assets.

Tax regulations and challenges by tax authorities could have a material adverse effect on our business.

We expect to operate in a number of countries and will therefore be regularly examined by and remain subject to numerous tax regulations. Changes in our global mix of earnings could affect our effective tax rate. Furthermore, changes in tax laws could result in higher tax-related expenses and payments. Legislative changes in any of the countries in which we operate could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. Additionally, the uncertain tax environment in some regions in which we operate may limit our ability to successfully challenge adverse determination by any local tax authorities. We expect to operate in countries with complex tax rules, which may be interpreted in a variety of ways and could affect our effective tax rate. Future interpretations or developments of tax regimes or a higher than anticipated effective tax rate could have a material adverse effect on our tax liability, return on investments and business operations.

In addition, our subsidiaries operate in, are incorporated in and are tax residents of, various jurisdictions. The tax authorities in the various jurisdictions in which we and our subsidiaries operate, or are incorporated, may disagree with and challenge our assessments of our transactions, tax position, deductions, exemptions, where we or our subsidiaries are tax resident, or other matters. If we are unsuccessful in responding to any such challenge from a tax authority, we may be required to pay additional taxes, interest, fines or penalties, we may be subject to taxes for the same business in more than one jurisdiction or may also be subject to higher tax rates, withholding or other taxes. A successful challenge could potentially result in payments to the relevant tax authority of substantial amounts that could have a material adverse effect on our financial condition and results of operations.

Even if we are successful in responding to challenges by taxing authorities, responding to such challenges may be expensive, consume time and other resources, or divert management’s time and focus from our business operations. Therefore, a challenge as to our tax position or status or transactions, even if unsuccessful, may have a material adverse effect on our business, financial condition, results of operations or liquidity or the business, financial condition, and results of operations.

We may be subject to emerging market risks.

Emerging market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments.

The Kingdom of Lesotho has a history of economic instability and crises, as well as political instability. Laws and regulations applicable to our cultivation operations in the Kingdom of Lesotho are subject to change in the future and could adversely affect our business, financial condition and results of operations. In particular, fluctuations in the economy in Southern Africa and actions adopted by the government have had and may continue to have a significant impact on companies operating in Southern Africa, including in the Kingdom of Lesotho. Specifically, Bophelo may be impacted by inflation, foreign currency fluctuations, regulatory policies, business and tax regulations and, in general, by the political, social and economic scenarios in the Kingdom of Lesotho and other countries in which we may do business.

Global or regional economic crises could negatively affect investor confidence in emerging markets or the economies of the countries in Southern Africa, including the Kingdom of Lesotho. A significant decline in economic growth or a sustained economic downturn for any of Lesotho’s major trading partners (in particular, the United Kingdom, the United States and China) could have a material adverse impact on the balance of trade and remittances, resulting in lower economic growth. Deterioration in the economic and political situation in South Africa, which surrounds the Kingdom of Lesotho entirely, could adversely affect the local economy and cause instability by disrupting diplomatic or commercial relationships with other nearby countries. Any future tensions may cause political and economic uncertainty, instability, market volatility, low confidence levels and higher risk aversion by investors and market participants that may negatively affect economic activity generally in Southern Africa, including in the Kingdom of Lesotho. Such events could materially and adversely affect Bophelo’s business, financial condition and results of operations.

Exchange controls may restrict our ability to convert or transfer sums in foreign currencies.

Companies operating in Southern Africa are subject to exchange control limitations. Exchange controls in the Kingdom of Lesotho are administered by the Central Bank of Lesotho. While exchange controls have been relaxed in recent years and may continue to be relaxed, companies operating in Southern Africa remain subject to restrictions on their ability to export capital outside of the Common Monetary Area, which includes South Africa, Namibia, Lesotho and Eswatini. In addition, as the cash flows of certain countries are highly dependent on the export of certain raw materials, the ability to convert such currencies can be limited by the timing of payments for such exports, which may require us to organize our currency conversions around such constraints. These restrictions may affect the manner in which we finance our transactions outside Southern Africa and the geographic distribution of our debt.

We can offer no assurance that additional restrictions on currency exchange will not be implemented in the future or that these restrictions will not limit our ability to transfer cash, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The markets in which we may operate are exposed to high inflation and interest rates which could increase our operating costs and reduce our profitability.

The economies of the countries in which we may operate, including the Kingdom of Lesotho, in the past have been, and in the future may continue to be, characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States and other highly developed economies. High rates of inflation could increase our costs in such regions and decrease our operating margins. The CPI inflation in the Kingdom of Lesotho is at 5.1 percent during the ongoing financial year 2021-22. Inflation in Southern African countries generally results in an increase in our operational costs. Higher and sustained inflation in the future, with a consequent increase in operational costs, could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could have a material adverse effect on our business, financial condition and results of operations.

Although higher interest rates would increase the amount of income we earn on our cash balances, they would also adversely affect our ability to obtain cost-effective debt financing in certain countries in which we may operate.

Operating in emerging markets may subject us to greater political, economic and market risks than those we would face if we only operated in more developed markets, which could increase our operating costs.

Emerging markets, including the Kingdom of Lesotho in Southern Africa, are subject to greater risks than more developed markets. The political, economic and market conditions in many emerging markets present risks that could make it more difficult to operate our business successfully. These risks include:

●	the strength of emerging market economies;
●	fluctuations in interest rates;
●	political and economic instability, including higher rates of inflation and currency fluctuations;
●	high levels of crime and unemployment;
●	higher levels of corruption, including bribery of public officials;
●	loss due to civil strife, acts of war or terrorism, guerrilla activities and insurrection;

●	lack of well-developed legal systems which could make it difficult for us to enforce our intellectual property and contractual rights;
●	potential adverse changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, taxation and other laws or policies affecting foreign trade or investment;
●	restrictions on the right to convert or repatriate currency or export assets;
●	introduction or changes to indigenization and empowerment programs;
●	logistical and communications challenges;
●	difficulties in staffing and managing operations and ensuring the safety of our employees;
●	greater risk of uncollectible accounts and longer collection cycles; and
●	future downgrades of the debt ratings of the countries in which we operate.

If we are unable to effectively manage these risks, it could have a material adverse effect on our business, financial condition and results of operations.

Governments in Africa have in the past intervened in the economies of their respective countries and occasionally made significant changes in policy and regulations. Governmental actions have often involved, among other measures, nationalizations and expropriations, price controls, currency devaluations, mandatory increases on wages and employee benefits, capital controls, limits on imports and arbitrary interference with private ownership of contract rights. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, including such factors as exchange rate and exchange control policies, inflation control policies, price control policies, consumer protection policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing, tax policies, including tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the countries where we operate. In the future, the level of intervention by African governments may continue to increase. It is difficult to predict the future political, economic and market environment in these countries, and these or other measures could have a material adverse effect on the economy of the countries in which we may operate and, consequently, could have a material adverse effect on our business, financial condition and results of operations.

We face the risk of disruption from labor disputes and changes to labor laws, which could result in significant additional operating costs or alter our relationship with our employees.

We are required to comply with extensive labor regulations in each of the countries in which we will have employees, including with respect to wages, social security benefits and termination payments. For example, Lesotho laws relating to labor regulate work time, provide for mandatory compensation in the event of termination of employment for operational reasons, and impose monetary penalties for non-compliance with administrative and reporting requirements in respect of affirmative action policies, which could result in significant costs.

In addition, future changes to Lesotho legislation and regulations relating to labor may increase our costs or alter our relationship with our employees. Resulting disruptions could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to our Regulatory Framework

The medicinal cannabis regulatory regime is very restrictive and new in the United Kingdom, and laws and enforcement could rapidly change again.

There are significant legal restrictions and regulations that govern the cannabis industry in the United Kingdom. The legislative changes recently made to allow for the prescription and possession of medicinal cannabis without Home Office licenses were very narrow. “Cannabis” remains a Class B controlled drug under the Misuse of Drugs Act 1973 and remains a Schedule 1 drug under the Misuse of Drugs Regulation 2001 (“MDR 2001”). Schedule 1 contains drugs which are not used medically. Cultivation, distribution and possession of Schedule 1 controlled drug is illegal without appropriate licenses. It is only CBPMs that have been moved to various other schedules under the MDR 2001, which then allows for the prescription and possession of CBPMs without a license.

However, there are also strict requirements that need to be met for the supply of CBPMs to patients to be compliant with the regulations. Despite the demand for CBPMs, there has been great reluctance from the medical establishment in general to prescribe “medicinal products” for which there are no official prescribing guidelines and a lack of clinical data. In particular, the Royal College of Physicians and NHS England have issued guidelines for medical practitioners stating that there is currently limited evidence of the effectiveness of CBPMs, except in very limited cases. This appears to have made specialist doctors loathe to prescribe CBPMs against this explicit guidance. As the medical establishment and regulators are still firming up their approaches to guidance and enforcement, this can create a level of operating uncertainty.

Our activities are, and will continue to be, subject to evolving regulation by governmental authorities. Due to the current regulatory environment in the United Kingdom, new risks may emerge; management may not be able to predict all such risks.

U.K. based companies also need to be aware of the potential difficulties posed by the U.K. Proceeds of Crime Act 2002 (“POCA”). POCA prohibits dealing with any benefit (directly or indirectly) arising from criminal conduct. Conduct is criminal if it:

●	constitutes an offence in any part of the United Kingdom, or
●	would constitute an offence in part of the United Kingdom if it occurred there.

This principle of “dual criminality” means that measures to legalize cannabis overseas can be potentially irrelevant when it comes to investing in the United Kingdom, and medicinal cannabis companies operating in the United Kingdom.

Although the risk of action being taken against a U.K. investor by law enforcement may be considered low when dealing with the indirect proceeds of cannabis, U.K. companies and investors should be sure to understand the precise nature of their investments or transactions and to keep in mind that investing in, or doing business with, companies involved in recreational cannabis, even where their activity is legal under the laws applicable to them, may nonetheless cause the U.K.-based investor or counterparty to violate U.K. money laundering laws.

Cannabis laws, regulations, and guidelines are dynamic and subject to changes.

Cannabis laws and regulations are dynamic and subject to evolving interpretations which could require us to incur substantial costs associated with compliance or alter certain aspects of our business plan. It is also possible that regulations may be enacted in the future that will be directly applicable to certain aspects of our businesses. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. Management expects that the legislative and regulatory environment in the cannabis industry in the United Kingdom, the Kingdom of Lesotho and internationally will continue to be dynamic and will require innovative solutions to try to comply with this changing legal landscape in this nascent industry for the foreseeable future. Failure to comply with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

Public opinion can also exert a significant influence over the regulation of the cannabis industry. A negative shift in the public’s perception of the cannabis industry could affect future legislation or regulation in different jurisdictions.

There are risks associated with the regulatory regime and permitting requirements of our operations.

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the cultivation, processing and sale of our products. Bophelo and Canmart currently holds the licenses required to conduct their respective operations. We may not be able to obtain or maintain the necessary licenses, permits, quotas, authorizations, certifications or accreditations to operate our business going forward, or may only be able to do so at great cost. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by local governmental authorities.

Our officers and directors must rely, to a great extent, on our local legal counsel and local consultants retained in the United Kingdom and Lesotho in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect our business operations, and to assist us with governmental relations. We must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in the United Kingdom or the Kingdom of Lesotho in order to enhance our understanding of and appreciation for the local business culture and practices in such jurisdictions.

We also rely on the advice of local experts and professionals in connection with any current and new regulations that develop in respect of banking, financing and tax matters in the jurisdictions in which we operate. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices in such jurisdictions are beyond our control and may adversely affect our business.

We will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage by reason of our operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition.

Any failure on our part to comply with applicable regulations or to obtain and maintain the necessary licenses and certifications could prevent us from being able to carry on our business, and there may be additional costs associated with any such failure.

Our business activities are heavily regulated in all jurisdictions where we do business. Our operations are subject to various laws, regulations and guidelines by governmental authorities relating to the cultivation, processing, manufacture, marketing, management, distribution, transportation, storage, sale, packaging, labelling, pricing and disposal of cannabis and cannabis products. In addition, we are subject to laws and regulations relating to employee health and safety, insurance coverage and the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services.

Any failure by us to comply with applicable regulatory requirements could:

●	require extensive changes to our operations;
●	result in regulatory or agency proceedings or investigations;

●	result in the revocation of our licenses and permits, the imposition of additional conditions on licenses to operate our business, and increased compliance costs;
●	result in product recalls or seizures;
●	result in damage awards, civil or criminal fines or penalties;
●	result in the suspension or expulsion from a particular market or jurisdiction of our key personnel;
●	result in restrictions on our operations or the imposition of additional or more stringent inspection, testing and reporting requirements;
●	harm our reputation; or
●	give rise to material liabilities.

There can be no assurance that any future regulatory or agency proceedings, investigations or audits will not result in substantial costs, a diversion of management’s attention and resources or other adverse consequences to our business.

In addition, changes in regulations, government or judicial interpretation of regulations, or more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities or a revocation of our licenses and other permits. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely affect our ongoing regulatory compliance costs. There is no assurance that we will be able to comply or continue to comply with applicable regulations.

The legal cannabis market is a relatively new industry. As a result, the size of our target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data.

Because the cannabis industry is in a nascent stage, there is a lack of information about comparable companies available for potential investors to review in deciding whether to invest in us and, few, if any, established companies whose business model we can follow or upon whose success we can build. Accordingly, investors should rely on their own estimates regarding the potential size, economics and risks of the cannabis market in deciding whether to invest in our Common Shares. We are an early-stage company that has not generated net income. There can be no assurance that our growth estimates are accurate or that the cannabis market will be large enough for our business to grow as projected.

Although we are committed to researching and developing new markets and products and improving existing products, there can be no assurances that such research and market development activities will prove profitable or that the resulting markets or products, if any, will be commercially viable or successfully produced and marketed. We must rely largely on our own market research to forecast sales and design products as detailed forecasts and consumer research are not generally obtainable from reliable third-party sources in the United Kingdom, the European market, Southern Africa, Canada and in other international jurisdictions.

In addition, there is no assurance that the industry and market will continue to exist and grow as currently estimated or anticipated or function and evolve in the manner consistent with management’s expectations and assumptions. We could also be subject to other events or circumstances that adversely affect the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets.

Marijuana remains illegal under U.S. federal law, and the enforcement of U.S. cannabis laws could change.

There are significant legal restrictions and regulations that govern the cannabis industry in the United States. Marijuana remains a Schedule I drug under the Controlled Substances Act, making it illegal under federal law in the United States to, among other things, cultivate, distribute or possess cannabis in the United States. In those states in which the use of marijuana has been legalized, its use remains a violation of federal law pursuant to the Controlled Substances Act. The Controlled Substances Act classifies marijuana as a Schedule I controlled substance, and as such, medical and adult use cannabis use is illegal under U.S. federal law. Unless and until the U.S. Congress amends the Controlled Substances Act with respect to marijuana (and the President approves such amendment), there is a risk that federal authorities may enforce current federal law. Financial transactions involving proceeds generated by, or intended to promote, cannabis-related business activities in the United States may form the basis for prosecution under applicable U.S. federal money laundering legislation. While the approach to enforcement of such laws by the federal government in the United States has trended toward non-enforcement against individuals and businesses that comply with medical or adult-use cannabis regulatory programs in states where such programs are legal, strict compliance with state laws with respect to cannabis will neither absolve us of liability under U.S. federal law, nor will it provide a defense to any federal proceeding which may be brought against us should we expand our operations into the U.S. Since U.S. federal law criminalizing the use of marijuana pre-empts state laws that legalize its use, enforcement of federal law regarding marijuana may be a significant risk and could greatly harm our business, prospects, revenue, results of operation and financial condition if we were to expand our operations into the United States. We currently have no operations in the United States and no plans to expand our operations into the United States in the foreseeable future.

Our activities are, and will continue to be, subject to evolving regulation by governmental authorities. The legality of the production, cultivation, extraction, distribution, retail sales, transportation and use of cannabis differs among states in the United States. Due to the current regulatory environment in the United States, new risks may emerge; management may not be able to predict all such risks. Due to the conflicting views between state legislatures and the federal government regarding cannabis, cannabis businesses are subject to inconsistent laws and regulations. There can be no assurance that the federal government will not enforce federal laws relating to marijuana and seek to prosecute cases involving marijuana businesses that are otherwise compliant with state laws in the future. To date, federal enforcement agencies have taken little or no action against state-compliant cannabis businesses in the United States. However, the DOJ may change its enforcement policies at any time, with or without advance notice. The uncertainty of U.S. federal enforcement practices going forward and the inconsistency between U.S. federal and state laws and regulations may present risks for us if we expand our operations into the United States in the future.

Risks Related to Financials and Accounting

There are tax risks we may be subject to in carrying out our business in multiple jurisdictions.

We will operate and, accordingly, will be subject to income tax and other forms of taxation in multiple jurisdictions. We may be subject to income taxes and non-income taxes in a variety of jurisdictions and our tax structure may be subject to review by both domestic and foreign taxation authorities. Those tax authorities may disagree with our interpretation and/or application of relevant tax rules. A challenge by a tax authority in these circumstances might require us to incur costs in connection with litigation against the relevant tax authority or reaching a settlement with the tax authority and, if the tax authority’s challenge is successful, could result in additional taxes (perhaps together with interest and penalties) being assessed on us, and as a result an increase in the amount of tax payable by us. In addition, we may be subject to different taxes imposed by the local governments in the jurisdictions where we operate, and changes within such tax, legal and regulatory framework may have an adverse effect on our financial results.

Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates are also subject to change. Therefore, our earnings may be affected by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of liabilities and changes in the amount of other forms of taxation. The determination of our provision for income taxes and other tax liabilities will require significant judgment (including based on external advice) as to the interpretation and application of these rules. We may have exposure to greater than anticipated tax liabilities or expenses.

There is a risk that we will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. Holder.

If we (or any of our non-U.S. subsidiaries) are a PFIC for any taxable year during which a U.S. Holder owns Common Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year generally can only be made after the close of such taxable year. Therefore, it is possible that we could be classified as a PFIC for our initial taxable year or in future years due to changes in the nature of our business, composition of our assets or income, as well as changes in our market capitalization. In particular, our PFIC status will depend, in part, on the amount of cash that we raise in this offering and how quickly we utilize the cash in our business. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year. We have not determined, if we (or any of our non-U.S. subsidiaries) were to be classified as a PFIC for a taxable year, whether we will provide information necessary for a U.S. Holder to make a “qualified electing fund” election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. Accordingly, U.S. Holders should assume that they will not be able to make a qualified electing fund election with respect to our Common Shares. The PFIC rules are complex, and each U.S. Holder should consult his, her or its own tax advisor regarding the PFIC rules, the elections which may be available, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of our Common Shares.

Failure to develop our internal controls over financial reporting as we grow could have an adverse effect on our operations.

As we mature, we will need to continue to develop and improve our current internal control systems and procedures to manage our growth. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish appropriate controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors.

Risks Related to Our Common Shares

Investing in an emerging market poses a greater degree of risk than investing in more mature market economies.

Emerging market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. All of our cannabis cultivation operations are based in the Kingdom of Lesotho in Southern Africa. See “Risks Related to our International Operations” above.

We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product and business development efforts or other operations.

We expect to have sufficient capital to fund our current operations at least through the end of 2022. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances or a combination of these approaches. Raising funds in the current economic environment may present additional challenges. It is not certain that we have accounted for all costs and expenses of future development and regulatory compliance. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert the attention of our management team from their day-to-day activities, which may adversely affect our ability to launch our business and develop and commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any future financing may adversely affect the holdings or the rights of our shareholders, and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities may dilute our existing shareholders. The incurrence of indebtedness would result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely affect our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

We have a significant shareholder, which may limit your ability to influence corporate matters and may give rise to conflicts of interest.

We have a significant shareholder, Halo Collective Inc. (“Halo”). Philip van den Berg, the Chief Financial Officer and a director of Halo, is currently serving as Halo’s appointee to our Board of Directors pursuant to the Investor Rights Agreement. As of April 30, 2022, Halo owned approximately 43.84% of our outstanding Common Shares. Accordingly, Halo exerts and may continue to exert significant influence over us and any action requiring the approval of the holders of our Common Shares, such as election of directors, amendments to our organizational documents, and approval of significant corporate transactions. This concentration of ownership may prevent or discourage unsolicited acquisition proposals or offers for our Common Shares that you may feel are in your best interest as one of our shareholders. Furthermore, the interests of Halo may not always coincide with your interests or the interests of other shareholders and Halo may act in a manner that advances its best interests and not necessarily those of other shareholders. Additionally, our directors, Mr. Kié and Ms. Mojela each served as a director of Halo from October 2020 to July 2021, and July 2020 to July 2021, respectively. While our board does not believe any inherent conflict of interest exists due to each of Mr. Kié and Ms. Mojela’s role as directors of Halo, there may still be an appearance of a conflict of interest due to their prior roles.

Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause the price of our Common Shares to decline.

We may issue additional securities. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing shareholders. We may sell Common Shares, convertible securities, and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our Common Shares.

We incur increased costs as a result of operating as a public company and our management is required to devote substantial time to new compliance initiatives.

As a public company, particularly after we are no longer an emerging growth company, we incur and will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules implemented by the SEC and Nasdaq, impose various requirements on public companies, including requirements to file periodic and event-driven reports with respect to our business and financial condition and operations and establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel have limited experience operating a public company, which may result in operational inefficiencies or errors, or a failure to improve or maintain effective internal controls over financial reporting (“ICFR”) and disclosure controls and procedures necessary to ensure timely and accurate reporting of operational and financial results. Our existing management team will need to devote a substantial amount of time to these compliance initiatives, and we may need to hire additional personnel to assist us with compliance. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly.

Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), we are required to furnish a report by our management on our ICFR, which, after we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for ICFR. If our management and/or auditors determine that there are one or more material weaknesses in our ICFR, such a determination could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some public company required activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management’s time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Being a public company and complying with applicable rules and regulations make it more expensive for us to obtain director and officer liability insurance. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our Board.

If we fail to meet applicable listing requirements, Nasdaq may delist our Common Shares from trading, in which case the liquidity and market price of our Common Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Common Shares;
●	reduced liquidity for our Common Shares;
●	a determination that our Common Shares are “penny stock”, which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;
●	a limited amount of news about us and analyst coverage of us; and
●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

Receiving financial benefit directly or indirectly as a result of ownership of Common Shares may be subject to anti-money laundering laws in the United Kingdom.

Cannabis-related financial transactions, including investment in the securities of cannabis companies and receipt of any associated benefits, such as dividends, could be subject to anti-money laundering laws in the U.K., specifically the Proceeds of Crime Act, however the application of these laws is still developing. In the U.K., financial benefit directly or indirectly arising from conduct that would be considered unlawful if it were to take place in the U.K. may be viewed to be within the purview of these laws, and persons receiving any such benefit, including investors may be subject to liability under such laws. Each prospective investor should therefore contact his, her or its own legal advisor regarding the ownership of our Common Shares and any related potential liability.

Our executive officers, directors, significant shareholder and their respective affiliates may exercise significant control over us, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Our executive officers, directors and significant shareholder, Halo, represent beneficial ownership, in the aggregate, of approximately 60.53% of our outstanding Common Shares. As a result, these shareholders may be able to influence our management and affairs and control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These shareholders may have interests with respect to their Common Shares that are different from those of public investors, and the concentration of voting power among one or more of these shareholders may have an adverse effect on the price of our Common Shares. In addition, this concentration of ownership might adversely affect the market price of our Common Shares by:

●	delaying, deferring or preventing a change of control in us;
●	impeding a merger, consolidation, takeover or other business combination involving us; or
●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Our directors and officers may have conflicts of interest in conducting their duties.

We may be subject to various potential conflicts of interest because of the fact that some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to us. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors.

We are a foreign private issuer and take advantage of the less frequent and detailed reporting obligations applicable to foreign private issuers.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer files with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we have more time than U.S. domestic companies after the end of each fiscal year to file our annual report with the SEC and are not required under the Exchange Act to file quarterly reports with the SEC.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters.

As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

We may lose our status as a foreign private issuer in the United States, which would result in increased costs related to regulatory compliance under United States securities laws.

We will cease to qualify as a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4 under the Exchange Act, if, as of the last business day of our second fiscal quarter, more than 50% of our outstanding Common Shares are directly or indirectly owned by residents of the United States and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we determine that we fail to qualify as a foreign private issuer, we will cease to be eligible to avail ourselves of the forms and rules designated for foreign private issuers beginning on the first day of the fiscal year following such determination. Among other things, this will result in loss of the exemption from registration under the Exchange Act provided by Rule 12g3-2(b) thereunder, and, if we are required to register our Common Shares under section 12(g) of the Exchange Act, we will have to do so as a domestic issuer. Further, any securities that we issue in unregistered or unqualified offerings both within and outside the United States will be “restricted securities” (as defined in Rule 144(a)(3) under the Securities Act) and will continue to be subject to United States resale restrictions notwithstanding their resale in “offshore transactions” pursuant to Regulation S under the Securities Act. As a practical matter, this will likely require us to register more offerings of our securities under the Securities Act on either a primary offering or resale basis, even if they take place entirely outside the United States. The resulting legal and administrative costs of complying with the resulting regulatory requirements are anticipated to be substantial, and to subject us to additional exposure to liability for which we may not be able to obtain insurance coverage on favorable terms, or at all.

If our share price fluctuates, you could lose a significant part of your investment.

The market price of our Common Shares could be subject to wide fluctuations in response to, among other things, the risk factors described in this section of the Annual Report on Form 20-F, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our Common Shares. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Investors may be unable to enforce judgments against our directors and officers because our directors and officers reside outside of the United States.

We are incorporated under the laws of the Province of Ontario, Canada and most of our assets are located outside of the United States. Furthermore, most of our directors and officers reside outside of the United States in Canada, the Kingdom of Lesotho and the United Kingdom. As a result, investors may not be able to effect service of process within the United States upon our directors or officers or enforce against them in U.S. courts, judgments predicated on U.S. securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts, judgments obtained against these persons in courts located in jurisdictions outside of the United States.

As a result of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our Board of Directors or controlling shareholders than they would as public shareholders of a U.S. based company.

We do not intend to pay dividends on our Common Shares in the near future, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Shares.

We have never declared or paid any cash dividend on our Common Shares and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in our Common Shares will depend upon any future appreciation in their value. There is no guarantee that our Common Shares will appreciate in value or even maintain the price at which you purchased them.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our share price and trading volume could decline.

The trading market for our Common Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our operations. We do not have any control over these analysts and their research and reports. Securities and industry analysts do not currently, and may never, publish research on our business. If no security or industry analysts commence coverage on us, the trading price for our Common Shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

ITEM 4.INFORMATION ON THE COMPANY

A. History and Development of the Company

Akanda was incorporated in the Province of Ontario, Canada on July 16, 2021 in connection with the plan of Halo to reorganize its medical cannabis market focused international business assets. In September 2021, we entered into a share purchase agreement with Halo, a publicly-traded, vertically integrated multinational cannabis company (NEO: HALO) (OTCQX: HCANF) (Germany: A9KN). Pursuant to this agreement, we acquired all the issued and outstanding equity interests of Cannahealth Limited, a Republic of Malta company (“Cannahealth”), from Halo (the “Acquisition”).

At the closing of the Acquisition on November 3, 2021, Cannahealth owned all the issued and outstanding equity interests of Canmart and Bophelo Holdings, which owned all the issued and outstanding equity interests of Bophelo. As a result of the Acquisition, both Bophelo and Canmart became our indirect wholly-owned subsidiaries. As consideration for this Acquisition, we issued 13,129,212 Common Shares to Halo at a price of $1.00 per share, resulting in Halo owning approximately 68.3% of all our outstanding Common Shares at the closing of the Acquisition.

On November 12, 2021, Halo transferred 2,100,000 Common Shares to an unaffiliated party, 1306077B.C. LTD. (the “Halo Transferee”), which resulted in Halo owning 49.6% of our issued and outstanding Common Shares (the “Halo Transfer”) at the time. On 14 March 2022, and pursuant to a convertible debenture agreement between Akanda and Halo, Akanda issued 1,645,745 common shares to Halo to settle the principal amount and accrued interest (at the time of conversion) of $6,582,980 owing to Halo in terms of the convertible debenture agreement. Item 4.C. – Organizational Structure, summarizes our current legal entity structure. Halo owns approximately 43.84% of our issued and outstanding Common Shares as of April 30, 2022.

On April 20, 2022, Akanda, Cannahealth, The Flowr Corporation (“Flowr”) and Holigen Holdings Limited (“Holigen”), a wholly-owned subsidiary of Flowr entered into a share purchase agreement (the “Holigen Agreement”) whereby Cannahealth would acquire 100% of the ordinary shares of Holigen, which is the holding company of RPK Biopharma, Unipessoal, LDA (“RPK”), a cultivator and manufacturer of medical cannabis products based in Portugal (the “Holigen Acquisition”).

The Purchase Price for the Holigen Acquisition was comprised of (i) of $3,000,000 in cash and (ii) 1,900,000 common shares, no par value per share, of Akanda (the “Akanda Shares”). The Akanda Shares were issued pursuant to Regulation S of the Securities Act. Concurrent to the closing of the Holigen Acquisition, Akanda purchased 14,285,714 common shares of Flowr for an aggregate purchase price of CAD$999,999.98.

RPK’s operations consist of a 20,000 square foot indoor EU GMP certified grow facility located near Sintra, Lisbon, Portugal, dedicated to the cultivation of high-THC premium cannabis as well as a large seven million square foot (180+ acre) outdoor facility located in Aljustrel. In 2020, Holigen grew more than 20 high-THC strains at the Aljustrel facility making it the largest outdoor medical cannabis grow in the EU. Combined, these facilities provide the flexibility of capacity in Portugal to produce approximately seven tonnes annually, and have consistently been harvesting with THC levels of approximately at least 25%.

Flowr entered into a lock-up agreement with Akanda, pursuant to which they have agreed not to sell any Akanda Shares for a period of eleven (11) months following the closing date of the Holigen Acquisition, with limited exceptions as discussed in the Holigen Agreement. Flowr also entered into restrictive covenant agreements pursuant to which they agreed that they will not compete with the business conducted by Holigen nor solicit its employees for a period of two years following the closing date. Pursuant to the Holigen Agreement, Flowr also agreed to customary indemnifications for the benefit of Cannahealth and Akanda. Capitalized terms not defined herein shall have the meanings ascribed to them in the Holigen Agreement which is filed as Exhibit 2.1 to Akanda’s Report Form 6-K filed on April 27, 2022 and is incorporated by reference herein.

B. Business Overview

Background

We are a cannabis cultivation, manufacturing and distribution company whose mission is to provide premium quality medical cannabis products to patients worldwide. We are an early stage, emerging growth company headquartered in London, the United Kingdom. We have a limited operating history and minimal revenues to date. Following the completion of the Acquisition, Canmart and Bophelo became our indirect wholly-owned subsidiaries. We expect to expand their local operations and develop sales channels of our medicinal-grade cannabis products and cannabis based medical and wellness products in international markets and in particular, in Africa and Europe.

Bophelo Bio Science and Wellness (Pty) Ltd

Our indirect wholly-owned subsidiary Bophelo, a Lesotho company, is focused on the cultivation of cannabis, the production of medical cannabis products including dried flower, oils, and other concentrates and the supply of such medical cannabis products to wholesalers in international markets. Its operations are based in the Kingdom of Lesotho in the Mafeteng Region of Southern Africa. Bophelo holds an operational license issued in the Kingdom of Lesotho for the production and export of medicinal cannabis products. On July 27, 2018, the Ministry of Health in the Kingdom of Lesotho issued a prohibited drug operator license to Bophelo. This license allows for activities including cultivating, manufacturing, supplying, holding, importing, exporting and transporting cannabis and cannabis resin. This license will remain effective for 8 years, with an option for further renewal.

Bophelo commenced operations including establishing sites and first phase construction and starting site preparation activities in 2018. Bophelo’s cultivation facility in the Kingdom of Lesotho is licensed to cultivate cannabis over an initial 5 hectare canopy area, with conditional approval from local authorities to extend its cultivation area up to 200 hectares in total. At present, the company is cultivating cannabis in hoop houses over a 0.3 hectare area and is in the process of expanding it by a further 1.5 to 2 hectares by constructing a separate shade cloth cultivation area. We obtained a GACP certification for our cultivation facility in 2021. During 2019, 2020 and 2021, Bophelo did not generate any revenue from a commercial harvest, although it completed a number of successful harvests for non-commercial purposes. These non-commercial harvests were conducted with the objective of optimizing strain selection and understanding local growing conditions so that further harvests can be optimized. Bophelo conducted its first sale of high-grade flower in a small amount to a local buyer in April  2022. It has entered into distribution agreements with European based distributors.

Bophelo currently only produces and sells cannabis biomass. We aim to commence exporting medical cannabis biomass to Europe in 2022. From 2023 and beyond, we plan to expand our product offering to include cannabis oils and extracts, and ultimately, to produce consumer branded cannabis products for discerning patients.

Canmart Ltd

Our indirect wholly-owned subsidiary Canmart, a company incorporated under the laws of England and Wales, is a licensed importer and distributor of CBPMs in the United Kingdom. Canmart holds a Controlled Drug License issued by the Home Office to possess and supply CBPMs in the United Kingdom.

This license expired on February 3, 2022 and needs to be reapplied for on a yearly basis. Application for the license renewal took place in January 2022 and the Company is currently awaiting a response from the Home Office. Until such time that the renewal application gets completed and approved by the Home Office, Canmart can continue with its day to day business under the conditions of this existing license. Canmart is required to apply for an import license issued by the Home Office for every specific shipment of CBPMs and Canmart has thus far successfully been granted such import licenses. Canmart holds both a Manufacturer’s Specials License for importation of CBPMs and a Wholesale Distribution Authorization from the Medicines and Healthcare Products Regulatory Agency.

Canmart commenced importing and distributing CBPMs in 2020. Under the current controlled drugs regulatory regime, Canmart is only able to supply to dispensing pharmacists, clinics and other wholesale distributors. However, Canmart’s intention is to establish direct sales channels to patients through Canmart owned and operated clinics and pharmacies. Canmart’s strategy is to grow the medical cannabis market by identifying patients with specific conditions and needs and providing easy to access education and consultations to patients about medical benefits of CBPMs based on observational clinical studies from international studies. We believe this direct sales model can enable Canmart to expand its market share effectively and efficiently.

Cannahealth Limited

Our direct wholly-owned subsidiary Cannahealth, a Republic of Malta company, is a holding company of all the ownership interests in Canmart and Bophelo Holdings. Cannahealth does not engage in any operations.

Bophelo Holdings Ltd.

Our indirect wholly-owned subsidiary Bophelo Holdings, a company incorporated under the laws of England and Wales, is a holding company of all the ownership interests in Bophelo. Bophelo Holdings does not engage in any operations.

Competition

Southern Africa

Our main competitors in Southern Africa are other preeminent entities that have been granted licenses from countries in Southern Africa (including Lesotho, South Africa, Zimbabwe and others) such as Medigrow, Spectrum Cannabis, Bedrocan and Verve Dynamics. While an increasing number of companies are entering the cultivation area resulting in an increased supply of similar cannabis products to ours, we expect that growth in the global demand for medicinal-grade cannabis products is so strong that the total demand is likely to exceed the total supply for the foreseeable future. Furthermore, Bophelo has a number of competitive advantages including ability for scalability of production, low-cost input environment, its strong relationship with technical partners and local community and experienced management team, which we believe enable Bophelo to compete effectively with other international producers.

United Kingdom

The United Kingdom’s CBPM market is a highly regulated and restricted operational environment. CBPMs is supplied as a “special’s medication” with no marketing authorization for medical claims. Canmart has identified an opportunity to grow its business in the expanding CBPM sector by establishing direct sales channels to patients. Our primary competition is from three established suppliers including The Lyphe Group, the pioneer in this sector which operates The Medical Cannabis Clinics, Grow Pharma and IPS Pharma which are established specials formulators and have moved to supplying medical cannabis through their associated clinics. Canmart is establishing sales channels to communicate and market directly to patients as an innovative and disruptive sales model in this field. Canmart’s strategy is to expand its customer base and market size by identifying patients with specific conditions and needs and providing easy-to-access education and consultations to patients about medical benefits of CBPMs based on observational clinical studies from international studies.

Business Partnerships

In December 2019, Bophelo entered into a seed supply relationship with OG DNA Genetics Inc. (“DNA Genetics”), a recognized creator of high-quality cannabis seeds. Bophelo has since then purchased seeds of strains of medical cannabis from DNA Genetics on a purchase order basis. In addition to this arrangement with DNA Genetics, Bophelo sources seeds from other top suppliers of cannabis genetics based in Europe. These seeds are shipped directly from European seed banks to Bophelo’s operations in the Kingdom of Lesotho. Although DNA Genetics has been a primary seed supplier of the Company, the Company does not depend exclusively on any seeds sourced from DNA Genetics.

In August 2020, Bophelo entered into an off-take agreement with Medcan Ltd. (“Medcan”), which received preliminary approval from Malta Enterprise, a Maltese government agency, to carry out the importation and production of cannabis for medicinal purposes primarily into the European market. The term of the agreement is for a period commencing on August 3, 2020 and ends on the earlier of (i) the date on which Medcan has purchased 10,000 kilograms of biomass from Bophelo or (ii) August 3, 2027. The agreement specifies initial deliveries of up to 10,000 kilograms of cannabis biomass. Bophelo will procure the transport of the biomass by a licensed cannabis transport operator and deliver the biomass to Medcan in containers, comply with the applicable Agricultural Practice Standards, or as otherwise agreed to by the parties. All the biomass is subject to Medcan’s inspection and acceptance or rejection at Bophelo’s facility in Lesotho. Pursuant to the agreement, Medcan will pay Bophelo prevailing market rates, calculated on the basis of a price per gram, based on the delivery weight. The price will be determined on the basis that Medcan shall seek to sell the batch at the highest value achievable in the market. Biomass has not yet been supplied to Medcan pursuant to the off-take agreement as Medcan has not yet secured the all of the necessary licenses and/or permits required from Maltese and/or European Union regulators to enable it to import biomass from Bophelo. It is not, at the present time, known when these licenses and/or permits may be secured by Medcan.

In September 2021, Bophelo also entered into a service, refinement and distribution agreement with Cantourage GmbH (“Cantourage”), a German based processor and distributor of cannabis biomass. The term of the agreement is from September 15,

2021 to September 15, 2026 and may be extended for additional periods of one year unless terminated earlier by the parties. Under the agreement, Bophelo shall deliver to Cantourage cannabis products which shall be further refined for distribution by Cantourage. The specific amount to be delivered shall be determined from time to time by the parties. Bophelo has not sold any products under these distribution agreements and expects to commence marketing and exporting its products to the German and broader EU market in 2022. Bophelo is currently cultivating its first pilot harvest of cannabis biomass for Cantourage in terms of the aforementioned agreement. Bophelo currently expects this harvest to be completed by February or March 2022. It is not, at this time, known if the forthcoming harvest will, in part or in full, meet the specifications prescribed by Cantourage in terms of the aforementioned agreement.

Regulation

Regulatory Framework in the United Kingdom

CBD Regulation — Overview

Cannabis, cannabis resin, cannabinol and other cannabinol derivatives (among others) are listed as Class B controlled drugs under Schedule 2, of the Misuse of Drugs Act 1971, or the MDA, based on a harms assessment. They are also listed under Schedule 1 to the Misuse of Drugs Regulations 2001, or the MDR, together with other chemical constituents such as the cannabinoid THC (defined below). As such, it is unlawful to cultivate, possess, supply, produce, import or export these controlled drugs except under license. The Hemp (Third Country Imports) Regulations 2002 also require, except in specified circumstances, that hemp from non-EU countries be imported under a license and, in the case of hemp seeds other than for sowing, under an authorization.

CBD is one of the main chemical compounds found in the cannabis plant, together with THC. CBD, as an isolated substance (i.e. containing no THC) is not a controlled drug under the MDA/MDR. Unlike CBD, THC is the main “psychoactive” component of cannabis and is a controlled drug.

A CBD product containing THC (in any amount), or any other controlled cannabinoid under the regulations cannot be practically prescribed, administered or supplied to the public unless it is an ‘exempt product’ or a cannabis based product for medicinal use in humans, or CBPM. CBPMs are subject to further regulation and licensing given the medicinal purpose for which they are marketed and prescribed.

The U.K. Home Office (specifically, the Drugs & Firearms Licensing Unit, or DFLU) prescribes two separate licensing regimes relating to cannabis cultivation, according to whether the varieties are high THC (above 0.2% THC content) or low THC (below 0.2% THC content). A license is required to cover both cultivation and possession.

The sale of CBD products (i.e. the “finished products” following extraction and processing of CBD into products) is subject to additional regulations and licensing regimes — see below CBD Extraction for General Commercial Purposes and CBD Extraction for Medicinal Purposes for a more detailed discussion.

Controlled Drugs License

Companies wishing to possess, supply, produce/manufacture, import or export ‘controlled drugs’ can only lawfully do so under Controlled Drugs Licenses issued by the Home Office. Licenses are issued for specific drugs, entities and locations and cannot be transferred to other drugs, entities or locations.

Applications for a controlled drug license are submitted online and prospective licensees are advised that it can take up to 16 weeks for the Home Office to review and ensure that various security and record- keeping requirements have been met. Where an enhanced DBS check has been obtained within the last three years for all persons named on the application, such checks do not need to be repeated. The DFLU may also conduct site visits, where needed. The term of the license is one year from the date of issuance and further applications are required to be submitted for each license to be renewed.

Companies wishing to import ‘controlled drugs’ will need to apply to the Home Office for a separate import license for each shipment.

Canmart holds a Controlled Drug Licenses issued by the Home Office to possess and supply CBPMs in the United Kingdom. This license expires on February 3, 2022. Canmart is required to apply for import licenses from the Home Office for each individual shipment and has, as of 2021 when shipping of CBPMs to Canmart commenced, been successful in applying for those import licenses as required.

CBD Extraction for General Commercial (Retail) Purposes

CBD products such as CBD oil are becoming increasingly prevalent in the U.K. retail market. Where a CBD product contains a controlled drug (in any quantity) such as THC, the product needs to satisfy the requirements for an ‘exempt product’ under the MDR to be lawfully available to the public.

In general, an exempt product is a product containing a controlled drug that is: (a) not designed to be administered to a human being or animal, (b) not packaged in such a way that it can be recovered by readily applicable means, and (c) does not contain more than 1 mg (per container) of the controlled drug. All three prongs are required to be established, including significant testing by an independent and licensing U.K. company and the provision of comprehensive and independently verifiable research and information. Notably, the 0.2% THC threshold for the cultivation of industrial hemp does not apply to CBD finished products, Rather, only 1 mg of THC (per container) is permissible in any given product that is placed on the U.K. market.

CBD Extraction for Medicinal Purposes (Medical Cannabis)

CBPMs are preparations or products that: (a) contain cannabis or other cannabinol derivatives, (b) are produced for medicinal use in humans, and (c) are a medicinal product, substance or preparation for use as an ingredient in a medicinal product. A CBD preparation or product containing controlled cannabinoids (e.g., THC) which meets the three prongs of this definition may be classed as a CBPM.

Companies wishing to possess, supply and or import/export CBPMs will require a controlled drug license in addition to a high-THC cannabis cultivation license if they are involved in production/manufacturing, which are both issued by the Home Office, unless an exemption applies to that licensing requirement.

In addition, the regulation of CBPMs in the United Kingdom is undertaken by the Medicines and Healthcare Products Regulatory Agency, or MHRA. The MHRA is responsible for ensuring all medicines and medical devices in the United Kingdom are safe and appropriate in accordance with the Human Medicines Regulations 2012 (SI 2012/1916), or HMR. Under the HMR, CBPMs can only be manufactured and assembled in accordance with the specifications of a doctor listed on the General Medical Council Specialist Register and must meet a ‘special’ clinical need of the individual patient.

The manufacturer, assembler or importer/exporter of a CBPM must also hold a Manufacturer’s “Specials” License, which is granted by the Licensing Authority (specifically, the U.K. Ministers designated under the HMR) for all medicinal products for human use. The manufacturing, storage and/or assembly site and its operations will be inspected for compliance with the European Union’s “good manufacturing practice” and the conditions of the license. These require that the manufacture, storage and/or assembly is carried out under the supervision of appropriately qualified staff, including a named quality controller and production manager, who are acceptable to the Licensing Authority. License applications are submitted online to the MHRA and take approximately 90 business days to process.

The distributer of a CBPM must also hold a Distribution Authorization issued by the Licensing Authority. All distributers of medicinal products for human use must have a similar license. Canmart holds both a Manufacturer’s Specials License for importation of CBPMs and a Wholesale Distribution Authorization.

CBD Sales and “Novel Food” Status

In the United Kingdom, the sale of CBD products falls under the regulatory purview of the U.K. Food Standards Agency, or the FSA. The FSA, in turn, follows the guidance and regulations set by the European Union, specifically the European Food Standards Agency, the EFSA, and the European Commission, or the EC, respectively.

In November 2015, the European Parliament and the Council of the European Union adopted a new regulation on novel food, Regulation (EU) 2015/2283, or the Novel Food Regulation, with the intent of making the novel food authorization process more efficient while ensuring high standards of food safety for consumers. The Novel Food Regulation came into force on January 1, 2018.

The Novel Food Regulation provides that a food is “novel” if it has not been used for human consumption to a significant degree within the European Union before May 15, 1997. The regulations further provide that a food stuff will be authorized only if it can be demonstrated that the product is safe, properly labeled so as to not mislead consumers and is not nutritionally disadvantageous.

On January 15, 2019, the EC updated the European Union’s Novel Foods Catalogue, specifically, the entries relating to cannabis sativa and cannabinoids, to include other cannabinoids extracts used in food and food supplements and hemp-derived products in food.

While the Novel Foods Catalogue is non-exhaustive and carries no legal effect, it is frequently updated and amended with input from Member States and is used as reference by authorities in EU countries to aid enforcement of the Novel Food Regulation. A novel food can only be sold in the European Union once it has successfully gone through the authorization process (involving a safety risk assessment) and an implementing act is published authorizing the addition of the novel food to the Novel Foods Catalogue. This process can take up to 18 months from receipt of the initial application. The United Kingdom has adopted the EU Novel Foods regime as retained EU law and the FSA has confirmed it will follow the EFSA. Therefore products new to market will require novel food authorization from the FSA prior to being made available and marketing. There is also a currently a regime in place to allow for products that were already on the market prior to early 2020 to apply for retroactive novel food authorization.

Proceeds of Crime Act or POCA

POCA addresses money-laundering offences in the United Kingdom. Under POCA, a person or entity commits a principal money laundering offence if they:

(a)	conceal, disguise, convert or transfer criminal property;
(b)	enter into or become concerned in an arrangement which he knows or suspects facilitates the acquisition, retention use of control of criminal property by or on behalf of another person; or
(c)	acquire criminal property.

Property is criminal property if it constitutes a person’s benefit from criminal conduct and the alleged offender knows or suspects that it constitutes such a benefit.

Criminal conduct is conduct that constitutes an offence in any part of the United Kingdom or in the case of overseas conduct would constitute an offence in any part of the United Kingdom if it occurred there. This is relevant for U.K. companies that operate in the medicinal cannabis industry as they may have relationships with medicinal or recreational cannabis companies that operate legally in non-U.K. jurisdictions, however whose activities would be caught by POCA, and for U.K based investors who are investing in cannabis-related investments.

There are defenses available to the money laundering offences, principally making an authorized disclosure prior to the offence being committed and gaining appropriate consent from the National Crime Agency (“NCA”) to receive the criminal property in question, and receiving the property for adequate consideration, as in the case of a contract.

Canmart will take into consideration any potential POCA applications when dealing with non-U.K. companies and will act accordingly to ensure compliance with POCA.

Regulatory Framework in the Kingdom of Lesotho

The Drugs of Abuse Act, 2008 (the “Drugs of Abuse Act”) is the principal legislation which regulates the pharmaceutical sector in the Kingdom of Lesotho. The Drugs of Abuse Act aims to ensure that certain drugs are available in the Kingdom of Lesotho which would be used for medical, scientific and related purposes. The Drugs of Abuse Act also aims to prevent the abuse of drugs, to prevent diversion from lawful trade of controlled chemicals, equipment and materials for the use in unlawful manufacture of such drugs. Furthermore, the Drugs of Abuse Act also establishes the Lesotho Narcotics Bureau.

Cannabis, cannabis plants and cannabis resin are specifically defined in the Drugs of Abuse Act and as such, the cultivation, manufacturing, preparation, supply, and transit thereof is restricted. As such, the Drugs of Abuse Act, pursuant to section 9 thereof, allows the cultivation, manufacturing, acquisition, administration if the person is an operator as defined in the Drugs of Abuse Act. Therefore, an operator, is defined as any person who carries on a business of manufacture acquisition or supply of a drug of abuse. Cannabis is defined as a drug of abuse.

Operators are therefore allowed to apply for a license that permits operators to cultivate, manufacture, import, export, transport and process cannabis for medicinal purposes. The recreational use of cannabis is still illegal, and it carries criminal sanctions. These operators’ licenses are, generally valid for 12 months, renewable every year.

In order for an operator to import, export or transport cannabis, the operator must apply for a permit for such imports, exports and transport of cannabis. These permits apply to cannabis plants, cannabis seed, cannabis and cannabis resin. The current legislative framework does not differentiate between cannabis containing THC or CBC, as the current definition deals with the collective description of cannabis.

During 2018 and 2019, the Government of Lesotho published regulations, The Drugs of Abuse (Cannabis) Regulations (“the Drugs of Abuse Regulations”). The 2019 Drugs of Abuse Regulations repealed and replaced the 2018 Drugs of Abuse Regulations. The purpose of the Drugs of Abuse Regulations is to track, control, manage and regulate the cannabis industry. It is also the purpose of the Drugs of Abuse Regulations to set the criteria for the license application process, qualifications for operators and to set up structures and methods for the tracking of cannabis, from seed to sale.

The Lesotho Narcotics Bureau is tasked with assessing license applications, renewals and providing the operators with advice and assistance as regards the laws and regulations governing the conduct of a drugs of abuse business as well as the role of the International Narcotics Control Board.

The Drugs of Abuse Regulations also deals with the requirements for and set the standard for qualifications to be engaged in a cannabis business. It contains provisions dealing with the standards for security, premises, manufacturing practices, cultivation practices, record keeping, seed-to-sale requirements and testing of cannabis. Labelling and packaging as well as waste management is provided for in the Drugs of Abuse Regulations as it also deals with the transportation, importation and exportation of cannabis.

Operators can apply for licenses which allows indoor or outdoor cultivation; however, outdoor cultivation is restricted to cannabis strains that have a THC content below 1% and that it is used for produce CBD isolate, only feminized seeds are used, the male plants must be destroyed and cannabis seed is obtained from a registered seed supplier.

Failure to comply with the Drugs of Abuse Act and the Drugs of Abuse Regulations constitute a criminal offence and when convicted, it can lead to 5 years of imprisonment of a fine of not less than R20 000.00 (ZAR) (approximately, U.S.$1,333) or both, or in the case of a company, a fine of not less than R100 000.00 (ZAR) (approximately, U.S.$6,667).

Bophelo is currently the holder of an operators’ license (“the Operators’ License”) as issued in terms of the Drugs of Abuse Act, 2008 pursuant to section 12 thereof. The Operators’ License is issued under number 18/8/18/18 and is granted for a ten-year period, renewable every 12 months. The Operator’s License is valid until September 26, 2028 and in terms of the Operators’ License, Bophelo is licensed to cultivate, manufacture, supply for distribution, store, export, import and transit into and out of Lesotho cannabis for medicinal purposes and for scientific and any other lawful use. Furthermore, the Operators’ License also allow Bophelo to cultivate cannabis on or up to 50,000 square meters (5 hectares) of greenhouses (indoor).

Inflation and Seasonality

Through its operators’ license in the Kingdom of Lesotho, Bophelo is able to cultivate cannabis on or up to 50,000 square meters (5 hectares) of greenhouses (indoor). Since obtaining its license, Bophelo has undertaken several cultivation cycles at the company’s premises in the Kingdom of Lesotho with a view to optimizing strain selection and cultivation methodologies. All expenditures incurred to date in relation to this undertaking have been expensed in the company’s financial statements. Depending on the manner of cultivation undertaken by the company (outdoor, greenhouse or indoor methods), Bophelo may experience seasonality in its cannabis harvests. Typically, the cannabis cultivation season in the Kingdom of Lesotho would begin (subject to weather conditions which may be unpredictable) in September of each year and end in May of the following year.

C.Organizational Structure

The following chart reflects our organizational structure (including the jurisdiction of formation or incorporation of the various entities).

Akanda Bokamoso Empowerment Trust
Akanda Founding Shareholders
1306077 B.C. LTD
Halo Collective Inc.
(Ontario, Canada)
Seed Investors
Private Placement Investors
Initial Public Offering Investors
7.26%
43.84%
1.62%
3.02%
22.53%
7.88%
13.84%
Akanda Corp.
(Ontario, Canada)
100%
Cannahealth Limited
(Republic of Malta)
100%
100%
Canmart Limited
UK (England & Wales)
Bophelo Holdings Limited
UK (England & Wales)
100%
Bophelo Bio Science and Wellness (Proprietary) Limited
(Kingdom of Lesotho)

D.Property, Plants and Equipment

Bophelo entered into a sublease agreement dated 2018 with the Mophuthi Matsoso Development Trust, a Lesotho non-profit organization (the “MMD Trust”), which is controlled by our Executive Chairman, Louisa Mojela, for the lease of its facilities at T’sakholo in the Kingdom of Lesotho. The sublease is for a land area of 68,834 square meters. The term of the lease is for a 20-year period, with an option to renew for two 30-year terms. Pursuant to the sublease agreement, Bophelo will pay LSL 350,000 (approximately $25,000) per month, with an annual rate increase of 10% on a compound basis. This sublease agreement may only be terminated by: (i) the expiration of its term; (ii) the surrender of the sublease; or (iii) its termination pursuant to the provisions of the

Land Act 2010. Additionally, in the case that either party commits a breach of this agreement and fails to remedy such breach within 14 days after receiving written notice from the other party requiring the breaching party to remedy such breach, then the non-breaching party may terminate this agreement, or to claim specific performance of all of the breaching party’s obligations then due for performance. Bophelo has a right of first refusal to purchase any of the properties and/or any portion thereof on the same terms offered to any third party. The MMD Trust is controlled by Louisa Mojela, our Executive Chairman and director, and Granny Seape, a non-executive director of Bophelo.

Canmart currently has access to use 30,000 square foot warehouse in Somerset, United Kingdom, which is owned by D&D Investments Limited which is owned by certain directors of Canmart. Canmart does not pay any rent for the use of the warehouse and the owner may demand the vacation of the warehouse by Canmart at any time. Canmart expects to enter into a lease agreement with the owner with specified lease terms and to pay rent under the lease.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Our fiscal year begins on January 1 and ends on December 31. Unless otherwise noted, references to year pertain to our fiscal year. For example, 2021 refers to fiscal 2021 which is the period from January 1, 2021 and to December 31, 2021.

Our Audited Financial Statements for the years ended December 31, 2021, 2020 and 2019, respectively, for Akanda Corp. as a group (the “Akanda Group”), have been prepared in accordance with International Financial Reporting Standards (IFRS) and are presented in millions of US dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

We have derived the consolidated statements of operations data for Akanda Group for the years ended December 31, 2021, 2020 and 2019, respectively and the consolidated financial position information as at December 31, 2021, 2020 and 2019, respectively, from the Akanda Group’s Audited Financial Statements included under Item 18 of this Annual Report on Form 20-F.

Akanda was incorporated in the Province of Ontario, Canada on July 16, 2021 in connection with the plan of Halo to reorganize its medical cannabis market focused international business assets. On November 3, 2021, Akanda acquired Cannahealth, which owned all the issued and outstanding equity interests of Canmart and Bophelo Holdings, which, in turn, owned all the issued and outstanding equity interests of Bophelo. As a result of the Acquisition, both Bophelo and Canmart became our indirect wholly-owned subsidiaries. We have consolidated all our subsidiary companies, Cannahealth Ltd. in Malta, Bophelo Holdings Ltd. in the UK, Canmart Ltd. in the UK and Bophelo Bio Science and Wellness Pty Ltd. in the Kingdom of Lesotho, in the Akanda Group Audited Financial Statements and financial information presented prior to July 16, 2021, the date of our inception and November 3, 2021, the date of the Acquisition, is that of our subsidiary companies. As Akanda was only incorporated in July 2021, comparative financial information for the financial years ending December 31, 2020 and 2019 only include the financial effect of Canmart, Bophelo Bio Science & Wellness and Cannahealth.

A. Operating Results

Results of Operations

The discussion below summarizes Akanda Group’s consolidated historical operation results.

On September 28, 2021, Halo entered into a share purchase agreement with Akanda in connection with the sale and purchase of its equity holding in Cannahealth. The agreement became unconditional on or around 3 November 2021 and the Acquisition was successfully completed.

Prior to the completion of the Acquisition, Halo completed an internal reorganization, pursuant to which Halo’s international assets in the UK & Lesotho namely Canmart Ltd, Bophelo Holdings Ltd and Bophelo Bio Science and Wellness (Pty) Ltd became, directly or indirectly, wholly owned subsidiaries of Cannahealth. As part of this internal reorganization, Bophelo Holdings Ltd acquired the claims held by Halo against the Company, as well 100% of the issued share capital of the Company from Halo. Bophelo Holdings Ltd, is in turn, a wholly owned subsidiary of Cannahealth. Following the completion of the internal reorganization and the successful closing of the Transaction, Akanda became the ultimate parent company of Bophelo Bio Science and Wellness (Pty) Ltd.

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020 and the Year Ended December 31, 2019.

The following table sets forth key components of Akanda’s results of operations for the years ended December 31, 2021 compared to the years ended December 31, 2020 and December 31, 2019.

	Year ended
	December 31,
	2021	2020	2019

Sales	$41,431	$2,062	$—
Cost of sales	43,022	1,809	—
Gross (Loss) Profit before loss on change in fair value biological assets	(1,591)	253	—
Loss on change in fair value of biological assets	(713,135)	(58,429)	—
Gross Loss	(714,726)	(58,176)	—

Operating expenses
Depreciation and amortization	309,022	248,743	198,824
Consulting and professional fees	1,855,419	702,016	365,641
Personnel expenses	2,379,649	374,900	100,256
Travel expenses	65,667	50,636	56,851
General and administrative expenses	1,504,172	229,743	179,663
License fees	5,073	1,491	—
Total operating expenses	6,119,002	1,607,529	901,235

Operating loss	(6,833,728)	(1,665,705)	(901,235)

Other (expense) income:
Finance income	26,749	10,188	401
Finance expense	(1,092,881)	(645,162)	(493,807)
Foreign exchange loss, net	(231,391)	—	—
Other income	54	108	—
	(1,297,469)	(634,866)	(493,406)

Net loss	$(8,131,197)	$(2,300,571)	$(1,394,641)
Translation adjustment	110,042	150,626	(42,566)
Comprehensive loss	$(8,021,155)	$(2,149,945)	$(1,437,207)

Loss per share - basic and diluted	$(0.50)	$(0.18)	$(0.11)
Weighted average common shares outstanding	16,223,996	13,129,212	13,129,212

Revenue

The revenue of $41,431 for the year ended December 31, 2021 as compared to $2,062 for 2020 came from Canmart Ltd. in the UK. There was however no revenue in 2019 as Canmart was newly incorporated in 2019 and did not have a full year of operation.. The revenue increase in 2021 is significant because due to more focus on ramping up of its operations by securing CBPM products from international suppliers in Canada, importing these products and applying additional efforts on expanding sales of these imported products to patients, through dispensing clinics and physicians. Canmart sold, during the current period, a variety of different CBPM product types, including cannabis oil and cannabis flower for medical use. Canmart has access to use a 30,000 square foot logistics warehouse in SE England. Canmart has obtained the necessary licenses to import CBPMs to supply the patients in the U.K. domestic market. Canmart is further focusing on tapping other international markets for the import of various CBPM products.

Cost of Sales

Cost of sales increased from $nil in 2019 to $1,809 in 2020 and $43,022 in 2021. The increase is directly related to the increase in sales activities during the 2021 year. This increase in sales represents the associated cost of CBPMs imported by Canmart and supplied to its patients. The increase is essentially commensurate with increased purchases and sales of CBPMs in the current period due to the fact that Canmart only commenced meaningful sales activity in the year ended December 31, 2021 compared to the low level of sales in the previous periods.

Loss on change in fair value of biological assets

The loss on change in fair value of biological assets was recognized in Bophelo Bio Science & Wellness Pty Ltd. This is because of the fact that there is huge certainty around selling of the harvested produce both locally and for export. The fair value of the biological assets was determined based on the most recent available evidence for the selling price of similar biological assets. The valuation was done by an independent valuator considering the selling price available for cannabis biomass in Lesotho and the historical cost paid by the company for the cannabis seeds. The loss increased from $nil in 2019 and $nil in 2020 to $693,572 in 2021 and it has the effect of writing down the value of the biological assets to nil as at the end of December 31, 2021.

Amortization and Depreciation

Amortization and depreciation expenses increased from $198,824 for 2019 and $248,743 for 2020 to $309,022 for the year ended December 31, 2021. The increase in the amortization and depreciation expenses recorded during the year ended December 31, 2021 was due to depreciation charges on additional items of property, plant and equipment that were acquired and brought into use during 2021. Amortization and depreciation charges for the year ended December 31, 2021 were a result of additional amortization and depreciation on intangible assets (the Company’s cannabis operating license) and property, plant and equipment that was in place at January 1, 2021 as well due to additional depreciation on new additions to property, plant and equipment that took place during the year ended December 31, 2021.

Consulting and Professional Fees

The consulting and professional fees incurred increased from $365,641 in 2019 and $702,016 in 2020 to $1,855,419 for the year ended December 31, 2021. This increase in consulting and professional fees resulted from the increased operations in the Kingdom of Lesotho, and increased corporate activity around completion of the internal reorganization undertaken by Halo as a precursor to the Acquisition, as well as due to the engagement of various professional advisors in relation to Akanda Group’s plans for an initial public offering and listing. During the year ended December 31, 2021, Bophelo incurred $ 642,997 in consulting and professional fees, primarily due to an increase in consulting fees related to the management and administration of Bophelo’s business and operations in the Kingdom of Lesotho as a result of increased operational activity during the year ended December 31, 2021.

Personnel Expenses

The group incurred personnel expenses of $2,379,649 for the year ended December 31, 2021 compared to $374,900 and $100,256 for 2020 and 2019, respectively. The increase in personnel expenses was due to increased operational staff for Bophelo’s cultivation operations in the Kingdom of Lesotho. Additional staff were hired due to a ramp-up of cultivational activities as well as site build-out activities. Furthermore, Halo seconded several senior cultivation staff members to Bophelo in order to assist with the set-up of operations. For the year ended December 31, 2021, Bophelo experienced a significant increase in personnel expenses amounting to $ 1,255,056, compared with $374,900 for 2020 and $100,256 primarily due to a large number of casual waged workers being hired to assist with the build out of Bophelo’s new shade cloth cultivation areas, as well to assist with other site build out activities relating to general infrastructure needed on the site. Canmart also experienced significant increase in the personnel expenses due to the hiring of executives and management during June and July 2021, including Akanda’s executive team who are employed by Canmart that came to around $938,433 in 2021.

General and Administration Expenses

The group incurred general and administration expenses of $1,504,172, $229,743 and $179,663 for the years ended December 31, 2021 2020 and 2019, respectively. These costs consisted mainly of a broad range of site related operational expenses such as utilities, fuel costs, import duties, security expenses, repairs and maintenance and consumables. These costs increased compared to the prior period mainly due to increased activity on site as the ramp up of the facility continues. The year-on-year increase is mainly due to increased operational expenditure, most notably consumables costs (which increased from $ 60,057 in 2019, $63,859 in 2020 to $641,098 in 2021), resulting from the uplift in site activity and the increased planting and harvesting activity of noncommercial cannabis crops as well as due to increased infrastructure build out.

Interest Expense

The group incurred interest expense of $1,092,881 for the year ended December 31, 2021 compared to interest expense of $645,162 for 2020 and $493,807 for 2019. The increase in interest expense was primarily due to the interest expense unwind relating to the lease liability that was recognized on inception of the lease of Bophelo’s premises in T’sakohlo in April 2019. Interest expense implicit in the lease were compounded by the fact that Bophelo did not make lease payments under the lease until the mid of 2021.

Interest income

Interest income for the year ended December 31, 2021 was $26,749 compared to $10,188 for 2020 and $401 for 2019. This increase was related to interest received during the 2021 year as a result of Bophelo experiencing increased average cash balances throughout the year.

Foreign Currency Translation

The foreign exchange gain/(loss) is recognized on the translation of the financial statements from their functional currencies to United States Dollar. The Lesotho Loti is the functional currency of Bophelo, Great British Pounds is the functional currency of Canmart and Canadian dollars is the functional currency of Akanda while the United States Dollar is its reporting currency. The exchange gains and losses have not been incurred on any transactions or balances held by these companies in a different currency.

Net Loss and Total Comprehensive Loss

For the years ended December 31, 2021, 2020 and 2019, respectively, the group incurred a net loss of $8,131,197, $2,300,571 and $1,394,641, respectively, and a comprehensive loss of $8,021,155, $2,149,945 and $1,437,207, respectively, which consisted primarily of consulting and professional fee expenses of $1,855,419, $702,016 and $365,641, respectively, personnel expenses of $2,379,649, $374,900, $100,256, respectively, and general and administrative expenses of $1,504,172, $229,743 and $179,663, respectively. The increase in losses for the year ended December 31, 2021 compared to 2020 and 2019 is due to increased expenses relating to an uptake in operational and cultivating activities during the year ended December 31, 2021, mainly as result of the build out of the shade cloth cultivation facility and other site ramp up and build out activities. Additionally, the increase in the expenses was also due to the corporate activity carried out on the Halo restructuring and Akanda’s IPO.

Off-Balance Sheet Arrangements

Akanda did not have, during the reporting period, and we do not currently have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

B. Liquidity and Capital Resources

Cash Flows

The Akanda Group’s principal liquidity requirements are for corporate operating expenses, working capital and capital expenditures. Historically, and prior to the Initial Public Offering, we have funded our liquidity requirements primarily through shareholder loans and cash on hand which is from the issuance of shares. We did not have, during the reporting period, and we do not currently have any contractual obligations for ongoing capital expenditures.

The following table summarizes our cash flows from operating, investing and financing activities for the years ended December 31, 2021, 2020 and 2019:

	Year Ended
	December 31, 2021
	2021	Change	2020
Cash used by operating activities	$(6,557,062)	$(5,204,594)	$(1,352,468)
Cash used in investing activities	$(576,472)	$(144,269)	$(432,203)
Cash provided by financing activities	$11,235,691	$10,202,206	$1,033,485

	Year Ended
	December 31, 2020
	2020	Change	2019
Cash used by operating activities	$(1,352,468)	$(710,140)	$(642,328)
Cash used in investing activities	$(432,203)	$260,567	$(692,770)
Cash provided by financing activities	$1,033,485	$(1,082,827)	$2,116,312

Cash Flows from Operating Activities

For the year ended December 31, 2021, Akanda’s cash flow from operating activities increased by $5,204,594 due to increased operating expenses at Bophelo due to a ramp of up of activity on site, as well as due to corporate expenses incurred as a result of corporate activity, such as the formation of Akanda Corp., the acquisition of Cannahealth (and its subsidiaries) from Halo and the Initial Public Offering and listing of the Company. Working capital investment decreased as a result of an increase in accounts payable relating to accrued legal, consulting and audit fees.

Cash Flows from Financing Activities

Share Capital and Seed Financing

During the year ended December 31, 2021, Akanda issued a total of 22,231,318 common shares with an associated share capital value of $20,891,213. Shortly after the formation of Akanda on July 16, 2021, Akanda issued a total of 5,626,805 Common Shares at a price of $0.0000001 each to Louisa Mojela (1,875,602 Common Shares), Tejinder Virk (1,875,602 Common Shares) and Raj Beri (includes 844,021 Common Shares held of record at December 31, 2021 by ERB Investment Holdings, LLC and 937,801 Common Shares held of record at December 31, 2021 by S&G Holdings, Ltd. Both ERB Investment Holdings, LLC and S&G Holdings, Ltd. are wholly owned and controlled by Raj Beri). On August 26, 2021, the Company sold 468,900 Common Shares to an accredited investor at a subscription price of $0.53 and received $250,000 in gross proceeds in a private placement in reliance on Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder. Boustead Securities, LLC served as the placement agent for the Seed Financing and waived any commission for this transaction. On November 10, 2021, Akanda issued 880,000 common shares to Louisa Mojela to settle an outstanding loan of $2,200,000 that was payable to Louisa Mojela by Bophelo Bio Science and Wellness (Pty) Ltd. On 12 November 2021, Akanda issued 2,126,400 common shares (with an associated share capital value of $5,312,000) to investors pursuant to a private placement.

Subsequent to the year ended December 31, 2021, Akanda completed its initial public offering of 4,000,000 common shares at a price of $4.00 per share to the public for a total of $16,000,000 of gross proceeds to Akanda, prior to deducting underwriting discounts, commissions, and other offering expenses on March 17, 2022. The common shares began trading on The Nasdaq Capital Market on March 15, 2022, under the symbol “AKAN.” Akanda intends to use the proceeds from the initial public offering primarily for property, plant and equipment, operations, working capital and general corporate purposes.

Short Term Loan

During year ended December 31, 2021, Akanda received additional loans in the amount of $6,679,135 for its capital as well as working capital needs.

Disclosure of Contractual Arrangements

On December 31, 2021, Akanda Group was committed to minimum lease payments as follows:

	Less
	than
	One	1 – 5	Over 5
Contractual Obligation	Year	Years	Years
Land lease	$108,628	$1,042,832	$3,193,669

The amounts above are undiscounted and include the total amounts due, including the interest component.

On December 31, 2020, Akanda Group was committed to minimum lease payments as follows:

	Less
	than
	One	1 – 5	Over 5
Contractual Obligation	Year	Years	Years
Land lease	$283,976	$1,254,226	$3,762,677

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

Because we are still in the startup phase and have only recently commenced operations, we are unable to identify any recent trends in revenue or expenses. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this prospectus to not be indicative of future operating results or financial condition.

E. Critical Accounting Policies and Estimates

Please refer to Note 4 of Akanda Group’s audited financial statements included in Item 18 of this Annual Report on Form 20-F.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of April 30, 2022.

Name	Age	Position
Louisa Mojela	65	Executive Chairman and Director
Tejinder Virk	40	Chief Executive Officer and Director
Aslihan Akkar-Schenkl	43	President
Trevor Scott	43	Chief Financial Officer
Philip van den Berg (1)	63	Director
Charles Kié (2)	58	Director
Gila Jones (2)	40	Director
Gugulethu Dingaan (2)	46	Director
Bridget Baker (2)	61	Director
(1)	Mr. van den Berg is a director and Chief Financial Officer and an appointee of Halo, which is expected to own approximately 43.84% of our outstanding Common Shares upon the consummation of this offering.
(2)	Independent Director.

Louisa Mojela has served as the Executive Chairman and a director of Akanda since July 2021, and has served as the Executive Chairman and a director of Bophelo since June 2018. In addition, Ms. Mojela served as Chairman of the board of directors of Halo from July 2020 to July 2021. Ms. Mojela is one of Southern Africa’s most influential and successful business leaders. Ms. Mojela is the Group Chief Executive Officer of Wiphold (Women Investment Portfolio Holdings), one of the largest African-based ESG funds to empower black African women, which she co-founded in 1994. She has led capital raises and held directorships at companies such as Sasol Mining (a subsidiary of Sasol Holdings listed on the New York Exchange), Distell, Ixia Coal, South African Airways, Ericsson SA, Adcorp, and Sun International, amongst others. In addition to her business dealings, Ms. Mojela is focused on various social development initiatives in the Kingdom of Lesotho in line with the Sustainable Development Goals of the Government of Lesotho. She has received numerous accolades for her leadership. Among these, in 2000 she was selected as one of 40 women for the “Leading Women Entrepreneur of the World”; in 2015 she was named one of three “Business Women of the Year — Southern Africa” at the All Africa Business Leaders Awards in partnership with CNBC Africa; and in 2016, she won the European Business Assembly’s “Best Manager of the Year” award at an event held in Switzerland. Ms. Mojela received a Bachelor of Commerce from the National University of Lesotho and also completed the Executive Leadership Program at Wharton School of Business at the University of Pennsylvania. We believe Ms. Mojela’s expertise and accomplished track record as one of South Africa’s most accomplished leaders in business qualifies her to serve as our director.

Tejinder Virk, has served as Akanda’s Chief Executive Officer and director since July 2021. Prior to Akanda, Mr. Virk served as the President and Managing Director (Europe) of Khiron Life Sciences (TSX-V: KHRN) (OTC: KHRNF) (“Khiron”) from October 2019 to June 2021, where he was responsible for establishing Khiron’s medical and consumer packaged goods business in the region. Prior to Khiron, Mr. Virk was Managing Director (Europe) for Canopy Growth Corporation (NASDAQ: CGC) (TSE: WEED) (“Canopy”) from January 2019 to September 2019, where he was responsible for driving the multinational expansion of Canopy’s European operations. Working with top research doctors in the United Kingdom, Spain, and Germany, he has overseen the launch of multiple medical cannabis products in Europe, including flower for inhalation and oils. Prior to Canopy, Mr. Virk served as the Managing Director of BMO Financial Group (NYSE: BMO) Investment Banking group from June 2004 to December 2018. In that role, Mr. Virk gained extensive cannabis sector M&A experience and has transacted on numerous IPOs and follow-on capital raises for global cannabis companies, including Canopy and Tilray (NASDAQ: TLRY). Mr. Virk received a Bachelor of Applied Science (BASc) in Systems Design Engineering with an Option in Management Sciences from the University of Waterloo in 2004. We believe Mr. Virk’s extensive experience in the cannabis and corporate finance industry qualifies him to serve as our director.

Dr. Aslihan Akkar-Schenkl has served as Akanda’s President since October 2021. Prior to joining Akanda, from March 2020 to September 2021, Dr. Akkar-Schenkl served as the Managing Director of Northern Green Global GmbH, a company providing cannabinoid medicines to global markets. Prior to this position, from October 2018 to February 2020, Dr. Akkar-Schenkl acted as the Responsible Person of Drapalin Pharmaceuticals GmbH. Within her responsibility she audited diverse medical cannabis producers at locations including Canada, Kingdom of Lesotho and parts of Europe. Before joining Drapalin Pharmaceuticals, she took diverse roles in the German pharmaceutical industry, starting in R&D at PARI Pharma GmbH with focus on inhalation therapies. From October 2007 until October 2017, she also worked in the IP field at Munich-based Patent Law firms with focus on FTO-Analysis, acting before the European Patent Office and German Patent Court. Dr. Akkar-Schenkl is a registered Pharmacist in Germany, European Patent Attorney, German Patent Attorney and holds a Ph.D. Degree in Pharmaceutical Technology (Disputation December 2004). She is author and co-author of over 30 scientific publications and articles.

Trevor Scott has served as Akanda’s Chief Financial Officer since July 2021. Trevor was involved in the formation of Bophelo in July 2018 and has served as its Chief Financial Officer since its inception. Additionally, Mr. Scott has served as the Chief Executive Officer of Bearingway Limited, an accounting and consulting firm, since January 2008 and as the Chief Financial Officer of Stallion Security (Pty) Ltd., a security company based in Johannesburg, South Africa, since April 2017. Prior to that, Mr. Scott served as the Chief Financial Officer and financial director of Uranium One Africa Ltd., a mining company that focuses on gold and uranium mining operations, from September 2014 to January 2017, and as a director of Mokwele Inc. since January 2004. Mr. Scott is a chartered accountant by profession, and has experience with regards to fundraising, accounting, investor relations, internal controls and mergers and acquisition related matters. Mr. Scott received his bachelor’s degree in Accounting at Wits University in 2000.

Philip van den Berg has served as a director of Akanda since July 2021. Mr. van den Berg has served as a director and Chief Financial Officer of Halo since July 2018. Prior to Halo, Mr. van den Berg has served as the Chief Financial Officer of Namaste Technologies Inc. from October 2016 to June 2018 and as the Chief Financial Officer of Golden Leaf Holdings from October 2015 to March 2016. Mr. van den Berg has an extensive 30-year career in finance, principally in the equities divisions at Goldman Sachs and Deutsche Morgan Grenfell in London, as well as on the buy-side as co-founder of both Olympus Capital Management, one of the first European hedge funds and Taler Asset Management, a wealth management company based in Gibraltar. Mr. van den Berg earned a Master’s degree in Economics from the University of Amsterdam in 1987. We believe Mr. van den Berg’s wealth of experience in finance and business operations qualifies him to serve as our director.

Charles Kié has served as an independent director of Akanda since August 2021. In addition, Mr. Kié served as a director of Halo from October 2020 to July 2021. Mr. Kié has served as the co-founder and Chief Executive Officer of New African Capital Partners and SBNA since October 2018 and March 2021, respectively. Mr. Kié has also served as the Managing Partner of Genesis Capital since September 2018. From January 2016 to September 2018, Mr. Kié was the Chief Executive Officer of Ecobank Nigeria, the largest affiliate of the Ecobank Group, where he led its turnaround. Throughout his career, Mr. Kié pioneered milestone transactions on the capital markets, in infrastructure finance and trade finance in West and Central Africa, and as such, brings a wealth of financial and operational expertise to Akanda. Mr. Kié also currently serves as a non-executive board member at Empower Families for Innovative Philanthropy (ERFIP) — Edmond de Rothschild Foundations — Switzerland. Mr. Kié is a graduate of the Harvard Business School Advanced Management Program in 2011. He holds an MBA from New York University (Stern), HEC Paris and London School of Economics, as well as post-graduate degree in Corporate Restructuring from the University of Clermont Ferrand. He received his bachelor’s degree from Ecole Supérieure de Commerce d’Abidjan in 1987. We believe Mr. Kié’s wealth of experience and financial and operational expertise qualifies him to serve as our director.

Gila Jones has served as an independent director of Akanda since February 2022. Ms. Jones is currently the Chief Operating Officer (2019 to present) at Westbrook Global Inc., a media company founded by Will and Jada Pinkett-Smith to develop, sell, produce, and market premium content for global streamers and studios. Prior to her appointment at Westbrook Global Inc., Ms. Jones was the Chief Operating Officer of beauty retailer Violet Grey, a position she held between 2018 and 2019. As the Chief Operating Officer of Violet Grey, she oversaw finance, retail, supply chain, and human resources functions. Between 2012 and 2018, Ms. Jones served as general counsel of fashion brand James Perse in a multifaceted role leading all legal and compliance matters (including corporate transactions, contracting, litigation and government inquiries, labor and employment, data privacy, and intellectual property) and human resources. She also oversaw the company’s global real estate and expansion strategy, spanning owned and operated stores in the U.S. and Mexico, domestic shop-in-shops, and international retail and wholesale licenses in the United Kingdom, Japan, Australia, and Canada. Ms. Jones is on the board of Beignet Box, a privately held quick service seller of beignet and coffee, and RootsRex, a real estate start-up seeking to create ownership opportunities for renters of its portfolio properties. Ms. Jones is a graduate of the New York University School of Law (J.D) as well as Harvard University (A.B). Given her operational knowledge across several business sectors, her legal expertise and her track record as an advisor to start-up companies, Ms. Jones is well placed to bring her valuable knowledge and experience to Akanda’s board of directors.

Gugulethu Dingaan has served as an independent director of Akanda since February 2022. Ms. Dingaan is currently employed as an investment executive by Wipcapital (Pty) Ltd, which forms part of the WIPHOLD group. Ms. Dingaan has held this position since 2004. Ms. Dingaan’s role as an investment executive at Wipcapital (Pty) Ltd entails developing WIPHOLD’s strategy and managing and growing its investor portfolio, including the ongoing management of relationships with various investee companies and providing them with strategic direction. Ms. Dingaan has over 17 years of experience serving as a non-executive director, and a member of the audit and risk, nominating, remuneration, ethics and investment committees for a number of listed and unlisted companies. Ms. Dingaan has served as a director of the Distell Group (JSE: DGH) since 2005 and chairs their social and ethics committee and is also a member of their audit and risk committee, remuneration and nomination committee and investment committee. In addition, Ms. Dingaan has served as a director of Sasfin Bank Limited (JSE: SFN) since 2017 and is a member of their social and ethics committee and is a standing invitee to the meetings of their audit and risk committee, remuneration and nomination committee and investment committee. Since 2010, Ms. Dingaan also has served on the board of Sasol Mining (Pty) Ltd, a subsidiary of Sasol Ltd (NYSE: SSL and JSE: SOL) and has chaired the board of Ixia Coal (Pty) Ltd. From 2010 to 2019, Ms. Dingaan served as a director of SA Corporate Real Estate Ltd (JSE: SAC) and chaired its audit and risk committee, as well as its remuneration committee, in addition to serving as a member of its investment committee. Ms. Dingaan has also served as a director of ABB SA (Pty) Ltd between 2010 and 2019 and chaired its audit and risk committee. Ms. Dingaan also served as a director of Adcorp Group Limited (JSE: ADR) and served on its social and ethics committee and its investment committee. Following her appointment in 2004, Ms. Dingaan also serves as a director of Landis & Gyr (Pty) Ltd and chairs its social and ethics committee and is a member of its risk and finance committee. Ms. Dingaan is a chartered account by profession and holds a Bachelor of Commerce degree and a Post Graduate Diploma in Accounting from the University of Natal. M. Dingaan is also a graduate of the University of Stellenbosch’s Executive Development Programme and INSEAD’s Advanced Management Programme. Ms. Dingaan brings a wealth of knowledge and experience with regard to corporate governance practices and their role in a listed public company environment.

Bridget Baker has served as an independent director of Akanda since February 2022. Ms. Baker is an experienced corporate board director noted for building a $5 billion content-distribution business from inception at NBC Universal. A co-founder at CNBC and the company’s first president of TV Networks Distribution, a position she held from 2006 to 2013. Ms. Baker is credited with building, and later overseeing, NBCUniversal’s cable, satellite and telco subscription-revenue business as it became one of the largest and most profitable in the industry. Following a distinguished 22-year career at NBC Universal, where she was at the forefront of a wide range of strategic initiatives, from expanding coverage of the Olympic Games to creating Hulu, Ms. Baker established in 2013 Baker Media Inc., an independent consultancy that advises and represents media and technology companies, of which she is the founder and CEO, a position she has held from 2013 to present. Ms. Baker was the first woman elected to the board of directors of global digital music company, LiveOne Media (Nasdaq: LVO), in October of 2019. Ms. Baker still currently serves as a non-executive director of LiveOne Media and serves on the Compensation Committee and Nominating & Governance Committee of that company. From 2013– 2018, Ms. Baker was the first and only woman to serve on the board of directors of General Communication, Inc., Alaska’s largest telecommunications company (Nasdaq: GNCMA). In 2018, the company completed a $2 billion merger with John Malone’s Liberty Interactive to form GCI Liberty (Nasdaq: GLIBA). While on the board, Ms. Baker was pivotal in creating the GCI Women’s Network, the company’s first-ever employee resource group. In 2016, Ms. Baker was nominated to the board of directors of Yahoo! As the sole woman inducted to the Cable Television Pioneers Association in 2008, she was also awarded NCTA’s Vanguard Award for Distinguished Leadership, considered the cable industry’s highest honor, four years later. Ms. Baker was inducted in October, 2021 to the prestigious Cable Industry Hall of Fame and she is a member of C200, an invitation-only global organization of top women business leaders. Ms. Baker graduated from Pitzer college.

B. Compensation

Compensation of our Executive Officers and Directors

The following table sets forth information concerning the compensation of our executive officers and members of our Board of Directors for 2021.

O
					Change in
					pension value
					and
				Non-equity	nonqualified
		Stock	Option	incentive plan	deferred	All other
	Salary	awards	awards	compensation	compensation	compensation	Total
	($)	($)	($)	($)	earnings	($)	($)
Louisa Mojela (Executive Chairman)	343,918	—	—	—	—	7,862	351,780
Tejinder Virk (Chief Executive Officer)	343,918	—	—	—	—	19,595	363,512
Charles Kié** (Lead Independent Director*)	93,585	—	—	—	—	—	93,585
Philip Van Den Berg (Non Executive Director)	25,000	—	—	—	—	—	25,000
Trevor Scott* (Chief Financial Officer)	259,183	—	—	—	—	5,656	264,839
Dr. Aslihan Akkar-Schenkl (President)	45,536	—	—	—	—	3,952	49,488
Total	1,111,140					37,066	1,148,206
*	includes compensation paid by Bophelo Bio Science and Wellness (Pty) Ltd from January 1, 2021 to June 30, 2021.

** includes compensation paid by Bophelo Bio Science and Wellness (Pty) Ltd from January 1, 2021 to August 31, 2021.

Director Compensation

We have four directors who were elected to our Board of Directors in July and August 2021. We currently do not pay our directors who are executive officers additional compensation. We expect to compensate our non-executive directors for their director services. which will be settled in cash or partly in equity awards at the election of the non-executive director. Total non-executive director compensation is as follows:

●	an annual retainer of $75,000 ($112,500 for the lead independent director);
●	an initial equity award equal to the value of $100,000;
●	an additional $5,000 per annum for any non-executive director serving on a board committee ($6,000 if serving as chair of a board committee other than the audit and risk committee and $10,000 if serving as chair of the audit and risk committee).

Executive Employment Agreements, Arrangements or Plans

The following describes the respective employment agreements entered into and currently in place between the Company and its executive officers.

Employment Agreement by and among Canmart, Halo and Tejinder Virk, dated June 2, 2021

Title. Mr. Virk initially served as Chief Executive Officer of Canmart and was appointed the Chief Executive Officer of Akanda in July 2021.

Term. Mr. Virk’s employment commenced on June 2, 2021 and shall continue until terminated by either party giving the other not less than six months prior written notice, provided that the employer can only give notice after 18 months following the commencement date.

Basic Salary.Mr. Virk will be paid an annual salary of £500,000, or US$670,645 subject to applicable deductions as required by law including for tax and national insurance.

Incentive Payments & Bonuses. Mr. Virk is entitled to receive (i) an incentive payment of £250,000 (US$335,323), which shall be paid in April 2022 following the successful listing of Akanda, and (ii) an incentive payment of £250,000 (US$335,323), which shall be paid in the month following receipt by the employer of an equity financing (excluding any equity shares issued on conversion of any convertible securities or any equity securities issued to Halo, Inc.) with an aggregate subscription price of not less than £10,000,000. In addition, Mr. Virk is entitled to participate in the employer’s bonus scheme with an annual bonus opportunity of: (A) up to 100% of his annual salary on meeting achievable KPIs as determined by the board; and (B) an additional bonus opportunity based on achievable stretch targets which is to be determined by the board.

Mr. Virk is expected to be granted an option to purchase Common Shares under the Plan, which is subject to monthly vesting over a three-year period, with a one-year vesting cliff, and customary good leaver, intermediate leaver and bad leaver conditions.

In the event that there is a change of control of the employer after the date falling 12 months after the date of the grant of the equity interest and before the end of the three-year vesting period, and Mr. Virk remains an employee at that time, the vesting of the equity interest will automatically be accelerated immediately prior to such change of control.

Halo will guarantee that, if the employer under the agreement does not comply with its obligations to pay any amount due to Mr. Virk, Halo shall pay the guaranteed amount to Mr. Virk on demand.

Employment Agreement by and between Akanda Corp. and Dr. Aslihan Akkar-Schenkl, dated September 28, 2021

Title.Dr. Akkar-Schenkl was appointed the President of Akanda Corp. on October 1, 2021.

Term.Dr. Akkar-Schenkl’s employment commenced on October 1, 2021 and shall continue until terminated by either party giving the other not less than two weeks prior written notice during the first six months of the employment and afterwards, not less than three months prior written notice to the end of the quarter.

Basic Salary.Dr. Akkar-Schenkl will be paid an annual salary of €154,000, or $178,578.40 subject to applicable deductions as required by law including for tax and national insurance.

Incentive Payments & Bonuses.Dr. Akkar-Schenkl is entitled to receive a fixed annual bonus of €46,000 every 12 months in January of each year, with each 12-month measurement period commencing on January 1 and ending on December 31 of each year.

Service Agreement by and between Canmart, Akanda Corp. and Louisa Mojela, dated January 24, 2022

Title.Ms. Mojela was appointed the Executive Chairperson of Akanda Corp.

Term.Ms. Mojela’s employment commenced on July 1, 2021 and shall continue until terminated by either party giving the other not less than six months prior written notice, provided that the employer can only give notice after 18 months following the commencement date.

Basic Salary.Ms. Mojela will be paid an annual salary of £400,000 subject to applicable deductions as required by any local laws including for tax and social security.

Deferred Compensation.Further to Ms. Mojela’s annual salary, Ms. Mojela shall be entitled to a further amount of £100,000 per annum in deferred compensation; which shall be settled in arrears on the six- month anniversary of the commencement date.

Incentive payments & Bonuses.Ms. Mojela is entitled to receive (i) an incentive payment of £200,000, which shall be paid in April 2022 following the successful listing of Akanda, and (ii) an incentive payment of £200,000, which shall be paid in April 2022. Ms. Mojela is entitled to receive a further amount of £100,000 in deferred compensation, which shall be settled within six months of the payment or settlement of the incentive payments due in lieu of the successful listing of Akanda and the successful receipt of the proceeds of an equity financing of not less than £10,000,000. In addition, Ms. Mojela is entitled to participate in the employer’s bonus scheme with an annual bonus opportunity of (A) up to 100% of her annual salary based on meeting achievable KPIs as determined by the board using its reasonable discretion on or around the beginning of each financial year; and (B) an additional bonus opportunity based on achievable stretch targets which is to be determined by the board using its reasonable discretion.

Service Agreement by and between Canmart, Akanda Corp. and Trevor Scott, dated January 24, 2022

Title.Mr. Scott was appointed the Chief Financial Officer of Akanda Corp.

Term.Mr. Scott’s employment commenced on July 1, 2021 and shall continue until terminated by either party giving the other not less than six months prior written notice, provided that the employer can only give notice after 18 months following the commencement date.

Basic Salary.Mr. Scott will be paid an annual salary of £250,000 subject to applicable deductions as required by any local laws including for tax and social security.

Incentive payments & Bonuses.Mr. Scott is entitled to receive an incentive payment of £150,000, which shall be paid in April 2022 following the successful listing of Akanda. In addition, Mr. Scott is entitled to participate in the employer’s bonus scheme with an annual bonus opportunity of (A) up to 100% of his annual salary based on meeting achievable KPIs as determined by the board using its reasonable discretion on or around the beginning of each financial year; and (B) an additional bonus opportunity based on achievable stretch targets which is to be determined by the board using its reasonable discretion.

Shares.Mr. Scott shall be granted, through an employee share ownership plan or otherwise, an award of an equity interest in Akanda of approximately 500,000 Common Shares. The equity interest will be subject to monthly vesting over a three-year period, with a one-year vesting cliff, and will be subject to customary good leaver, intermediate leaver and bad leaver conditions.

Stock Option Plan

The Company has a 2021 Equity Incentive Plan (the “Stock Option Plan” or the “Plan”) whereby it may grant options for the purchase of Common Shares, or Restricted Share Units, to any director, consultant, employee or officer of the Company or its subsidiaries. The aggregate number of shares that may be issuable pursuant to options granted under the Plan will not exceed 20% of the issued Common Shares of the Company. The options are non-transferable and non-assignable and may be granted for a term not exceeding 5 years. The exercise price of the options will be determined by our Board of Directors at the time of grant but may not be less than the closing price of such shares on Nasdaq on the trading date immediately precedent the date of grant, subject to all applicable regulatory requirements.

C. Board Practices

Introduction

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors is composed of seven directors. When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to effectively satisfy its oversight responsibilities in light of our business and structure, the Board of Directors focuses primarily on each person’s background and experience as reflected in the information discussed in the directors’ respective biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Election of Directors

Each of our officers holds office until his or her successor is appointed. Directors are elected to serve until the close of the next annual meeting of shareholders or until their successors have been elected or appointed.

We do not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. The Board of Directors, with the help of its nominating and ESG committee, will assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

Corporate Governance

We are a “foreign private issuer” under the federal securities laws of the United States and the NASDAQ listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq listing standards.

Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under the Nasdaq Rules applicable to U.S. domestic issuers.

In particular, as a foreign private issuer, in accordance with and pursuant to the authority contained in Nasdaq Listing Rule 5615(a)(3), we may follow certain Canadian law and corporate practice in lieu of certain corporate governance provisions set out under the Nasdaq Rule 5600 Series, the requirement in Listing Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in Listing Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under the Nasdaq Listing Rule 5600 Series may differ from Canadian law requirements:

●	Nasdaq Listing Rule 5605(b)(1) requires that at least a majority of the Company’s Board of Directors shall be independent directors, and Nasdaq Listing Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. We have four independent directors. Our independent directors meet regularly with other members of the Board and meet in executive session at least two (2) times per year.
●	Nasdaq Listing Rule 5620(c) sets out a quorum requirement of at least 33-1/3% of the outstanding shares with respect to meetings of shareholders. In accordance with Canadian law and generally accepted business practices, our bylaws (the “Bylaws”) provide that a quorum is met when holders of not less than 10% of the shares entitled to vote at the meeting of shareholders are present in person or represented by proxy. The quorum requirement provided in our Bylaws is consistent with applicable Canadian laws and corporate practices.
●	Nasdaq Listing Rule 5605(c)(2)(A) requires that the Company shall have an audit and risk committee composed entirely of not less than three directors, each of whom must be independent. Our audit and risk committee is comprised of three directors, and each member of the audit and risk committee meets the independence requirements of Nasdaq Listing Rule 5605(a)(2) and Rule 10A-3(b)(1) under the Exchange Act.
●	Nasdaq Listing Rule 5605(d)(2)(A) requires, among other things, that the Company’s compensation and human resources committee include at least two members, each of whom is an independent director as defined under Nasdaq Listing Rule 5605(a)(2). Our compensation and human resources committee is comprised of four directors, and each member of the compensation and human resources committee meets the independence requirements of Nasdaq Listing Rule 5605(a)(2).
●	Nasdaq Listing Rule 5605(e) requires that the nominations committee include solely independent directors. Our nominating and ESG committee is comprised of four directors, and each member of the nominating and ESG committee meets the independence requirements of Nasdaq Listing Rule 5605(a)(2).

Indemnification of Directors and Officers

In accordance with the Business Corporations Act (Ontario) and pursuant to the Bylaws of the Company, subject to certain conditions, the Company shall indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity. The Company shall not indemnify an individual unless the individual:

●	acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Company’s request; and
●	in the case of a criminal or administration action or proceeding enforced by a monetary penalty, had reasonable grounds to believe the conduct was lawful.
●	An individual referred to above is entitled to an indemnity from the Company in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Company or other entity as described above, if the individual seeking an indemnity:
o

acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Company’s request;

o	in the case of a criminal or administration action or proceeding enforced by a monetary penalty, had reasonable grounds to believe the conduct was lawful; and

o	was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

D.Employees

As of April 30, 2022, we had a total of 173 employees. Approximately 168 of our employees (including temporary staff) work at our site in the Kingdom of Lesotho and approximately 5 of our employees work in the United Kingdom.

E.Share Ownership

See Item 6.B. – “Compensation” and Item 7 – “Major Shareholders and Related Party Transactions.”

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Share Ownership

The following table sets forth information about the beneficial ownership of our Common Shares as of April 30, 2022 by:

●	each of our executive officers and directors;
●	all of our executive officers and directors; and
●	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our Common Shares.

To our knowledge, each shareholder named in the table has sole voting and investment power with respect to all of our Common Shares shown as “beneficially owned” (as determined by the rules of the SEC) by such shareholder, subject to applicable community property laws and except as otherwise set forth in the footnotes to the table. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power.

Percentages beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) are based on 28,909,026 Common Shares outstanding as of April 30, 2022.

Common Shares which may be acquired upon conversion of convertible securities or exercise of stock options or warrants which are currently exercisable or convertible or which become exercisable or convertible within 60 days after the date indicated in the table are deemed beneficially owned by the holder thereof.

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o Akanda, 1a, 1b Learoyd Road New Romney TN28 8XU, United Kingdom.

	Percentage of Common Shares
	Beneficially Owned (1)
	Number of
	Common
	Shares
	Beneficially	After
Name of Beneficial Owner	Owned	Offering
Executive Officers and Directors:
Louisa Mojela, Executive Chairman and Director	3,163,692	10.94%
Tejinder Virk, Chief Executive Officer and Director	2,183,692	7.55%
Dr. Aslihan Akkar-Schenkl, President	57,931	*
Trevor Scott, Chief Financial Officer	286,472	*
Philip van den Berg, Director (2)	30,000	*
Charles Kié, Director	59,200	*
Gila Jones, Director	50,000	*
Gugulethu Dingaan, Director	34,000	*
Bridget Baker, Director	30,000	*
All executive officers and directors as a group 5% or more Shareholders:	5,894,987	20.39%
Halo Collective Inc. (3)	12,669,022	43.8%
1306077 B.C. LTD. (4)	2,100,000	7.3%
Raj Beri (5)	1,781,822	6.2%
*	Represents less than 1% of the number of Common Shares outstanding.

(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any Common Shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.

(2) Philip van den Berg is a director and Chief Financial Officer of Halo but does not have voting or dispositive power over the Common Shares held of record and beneficially owned by Halo.

(3) Halo’s business address is 504 – 100 Park Royal West Vancouver, BC V7T 1A2. Kiran Sidhu is the Chief Executive Officer of Halo, and in such capacity has voting and investment control over the Common Shares held by Halo. Mr. Sidhu disclaims beneficial ownership of the Common Shares held by Halo.

(4) 1306077 B.C. LTD. (“1306077”)’s business address is 885 W. Georgia St. #2200, Vancouver, BC V6C 3E8. David Jenkins is the director of 1306077, and in such capacity has voting and investment control over the Common Shares held by 1306077.

(5) Includes 844,021 Common Shares held of record by ERB Investment Holdings, LLC and 937,801 Common Shares held of record by S&G Holdings, Ltd. Both ERB Investment Holdings, LLC and S&G Holdings, Ltd. are wholly owned and controlled by Raj Beri.

For additional information about our principal shareholders, please see Item 7.B. – Related Party Transactions.

B.Related Party Transactions

Please refer to Note 15 of Akanda Group’s audited financial statements included in Item 18 of this Annual Report on Form 20-F.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18. — “Financial Statements.”

B.Significant Changes

No significant changes occurred since the date of the annual financial statements.

ITEM 9.THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares have traded on The Nasdaq Capital Market under the symbol “AKAN” from our initial public offering on March 15, 2022.

B.Plan of Distribution

Not applicable.

C.Markets

Our ordinary shares are listed and traded on The Nasdaq Capital Market.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

General

The Company’s Articles of Incorporation, as amended by our Articles of Amendment (“Articles”), provide that our authorized capital consists of an unlimited number of Common Shares, which do not have any special rights or restrictions, and an unlimited number of preferred shares (“Preferred Shares”), issuable in series, as a class.

Rights, Preferences and Restrictions Attaching to Our Common Shares

The Articles provide the following rights, privileges, restrictions and conditions attaching to our Common Shares:

●	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares other than the Common Shares are entitled to vote;
●	subject to the prior rights of the holders of the Preferred Shares, to share equally in the remaining property of our Company on liquidation, dissolution or winding-up of our Company; and
●	subject to the prior rights of the holders of the Preferred Shares, the Common Shares are entitled to receive dividends if, as, and when declared by the Board of Directors.

The holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders and to one vote in respect of each Common Share held at the record date for each such meeting, except a meeting of holders of a particular class of shares other than Common Shares who are entitled to vote separately as a class at such meeting. Subject to the prior rights of the holders of the Preferred Shares, the holders of Common Shares are entitled, at the discretion of our Board of Directors, to receive out of any or all of our profits or surplus properly available for the payment of dividends, any dividend declared by our Board of Directors and payable by the Company on the Common Shares. The holders of the Common Shares will participate in any distribution of the assets of the Company upon liquidation, dissolution or winding-up or other distribution of the assets of the Company, subject to the prior rights of the holder of the Preferred Shares.

Pre-emptive Rights

Our Common Shares do not contain any pre-emptive purchase rights to any of our securities.

Shareholder Meetings

The Business Corporations Act (Ontario) provides that: (i) a general meeting of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of our Company is located; (ii) directors must call an annual meeting of shareholders not later than 18 months after the date of incorporation and no later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 60 days or by less than 30 days, the date on which the meeting is to be held; (iv) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; and (v) upon the application of a director or shareholder entitled to vote at the meeting, the Superior Court of Justice may order a meeting to be called, held and conducted in a manner that the Court directs.

The Company’s Bylaws provide that a quorum is met when at least two persons holding or representing by proxy not less than 10% of the shares entitled to vote at the meeting of shareholders are present in person or represented by proxy.

The holders of our Common Shares are entitled to attend and vote at all meetings of the shareholders of the Company, except a meeting of holders of a particular class of shares other than the Common shares who are entitled to vote separately as a class at such meeting.

Fully Paid and Non-assessable

All outstanding Common Shares are duly authorized, validly issued, fully paid and non-assessable.

Resale Restrictions

Our Articles do not impose restrictions on the transfer of Common Shares by a shareholder.

Preferred Shares

The Preferred Shares may at any time and from time to time be issued in one or more series. The Board of Directors will, by resolution, from time to time, before the issue thereof, fix the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series.

Penny Stock Regulation

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share. Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market- maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market.

Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As our Common Shares immediately following this offering may be subject to such penny stock rules, purchasers in this offering will in all likelihood find it more difficult to sell their Common Shares in the secondary market.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is Continental Stock Transfer & Trust Company.

Listing

Our Common Shares are listed on The NASDAQ Capital Market under the symbol “AKAN”.

C.Material Contracts

See Item 6.B – Compensation and Item 7.B. – Related Party Transactions.

D.Exchange Controls

We are not aware of any governmental laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities. Any remittances of dividends to residents of the United States and to other non-resident holders are, however, subject to withholding tax. See Item 10.E. – “Taxation”.

Companies operating in Southern Africa are subject to exchange control limitations. Exchange controls in the Kingdom of Lesotho are administered by the Central Bank of Lesotho. See Item 10.E. – “Taxation”.

E.Taxation

Certain Material Canadian Federal Income Tax Considerations

In the opinion of Dentons Canada LLP, Canadian counsel to the Company, the following summary describes the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to the acquisition, holding and disposition of the Common Shares by a holder who acquires, as beneficial owner, the Common Shares pursuant to the offering and who, for purposes of the Tax Act and at all relevant times, holds the Common Shares as capital property, deals at arm’s length with the Company and each underwriter and is not affiliated with the Company or any underwriter (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided the Holder does not acquire or hold the Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark- to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii), an interest in which would be, or for whom a Common Share would be, a “tax shelter investment” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act to report in a currency other than the Canadian currency; (v) that has or will enter into a “derivative forward agreement”, a “synthetic disposition arrangement” or a “dividend rental arrangement”, each as defined under the Tax Act, with respect to the Common Shares. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares or (vi) that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and that is or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person or group of non-resident persons not dealing with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the possible application of these rules.

In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Common Shares.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) made publicly available prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law or the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares, including dividends, must be determined in Canadian dollars using the relevant exchange rate determined in accordance with the Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of the Common Shares, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of the Common Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring the Common Shares, having regard to their particular circumstances.

Holders Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (a “Resident Holder”).

Certain Resident Holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have the Common Shares, and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holders in the taxation year of the election and any subsequent taxation year, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders should consult their own tax advisors regarding the availability or advisability of this election.

Dividends on the Common Shares

Dividends received or deemed to be received on the Common Shares by a Resident Holder who is an individual (other than certain trusts) will generally be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced dividend tax credit rules applicable to any dividends designated by the Company as “eligible dividends” in accordance with the Tax Act. There may be limitations on the ability of the Company to designate dividends as “eligible dividends.”

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally also be deductible in computing its taxable income for that taxation year. In certain circumstances, a dividend received or deemed to be received by a Resident Holder that is a corporation may be deemed to be proceeds of disposition or a capital gain pursuant to subsection 55(2) of the Tax Act. Resident Holders that are corporations should consult their own tax advisors having regard to their own particular circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing its taxable income for the taxation year. Such additional tax may be refundable in certain circumstances.

Dispositions of Common Shares

Upon a disposition (or a deemed disposition) of a Common Share, a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition of such Common Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Common Share to the Resident Holder.

The adjusted cost base to a Resident Holder of Common Shares acquired hereunder will be determined by averaging the cost of such Common Shares to the Resident Holder with the adjusted cost base of all other Common Shares, if any, held by the Resident Holder as capital property immediately before the acquisition.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share, to the extent and under the circumstances described in the Tax Act. Similar rules  may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Aggregate Investment Income

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay a refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include an amount in respect of taxable capital gains and dividends or deemed dividends that are not deductible in computing such corporation’s income.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention (i) is neither resident nor deemed to be resident in Canada, and (ii) does not, and is not deemed to, use or hold the Common Shares in a business carried on in Canada (a “Non-Resident Holder”). In addition, this portion of the summary does not apply to an insurer who carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act) and such Non-Resident Holders should consult their own tax advisors.

Dividends on the Common Shares

Any dividends paid or credited, or deemed to be paid or credited, on the Common Shares, as the case may be, to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which that Non- Resident Holder may be entitled under an applicable income tax treaty or convention. For instance, where the Non-Resident Holder is a resident of the United States that is entitled to applicable benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%. The rate of withholding tax is generally further reduced to 5% if the beneficial owner of such dividend is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of the Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of a Common Share unless such share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, the Common Shares will not constitute “taxable Canadian property” of a Non-Resident Holder at any particular time provided that the Common Shares are then listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the Nasdaq), unless at any time during the 60-month period immediately preceding such time: (i) at least 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (z) partnerships in which the Non-Resident Holder or a person described in (y) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived directly or indirectly from one, or any combination of, real or immovable property situated in Canada, Canadian resource property (as defined in the Tax Act), timber resource property (as defined in the Tax Act) or options in respect of, interests in or for civil law rights in, any such property (whether or not such property exists). Notwithstanding the foregoing, the Common Shares may also be deemed to be “taxable Canadian property” in certain circumstances.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of a Common Share that is “taxable Canadian property” to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention, the consequences described above under the headings “Holders Resident in Canada — Dispositions of Common Shares” and “Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition. Non-Resident Holders for whom a Common Share is, or may be, “taxable Canadian property” should consult their own tax advisors.

Certain Material U.S. Federal Income Tax Considerations

The following discussion is a general summary of certain material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our Common Shares. This summary is based on current U.S. federal income tax laws (including provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative rulings and court decisions, all in effect as of the date hereof), all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of one or more of our Common Shares that is for U.S. federal income tax purposes one of the following:

●	an individual citizen or resident of the United States, including individuals treated as residents of the United States solely for tax purposes;
●	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or;
●	a trust if (1) a court within the United States can exercise primary supervision over it, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This discussion applies only to a U.S. Holder that holds Common Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the net investment income tax, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

●	are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;

●	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;
●	are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;
●	have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;
●	own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;
●	acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services;
●	are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);
●	are required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement;
●	own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;
●	are controlled foreign corporations;
●	are passive foreign investment companies;
●	hold the Common Shares in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or
●	are former U.S. citizens or former long-term residents of the United States.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our securities, the tax treatment of a person treated as a partner for U.S. federal income tax purposes generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our securities should consult their tax advisors.

We have not sought, and do not expect to seek, a ruling from the United States Internal Revenue Service (the “IRS”), as to any United States federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

Except as otherwise noted, this summary assumes that the Company (nor any of its subsidiaries) is not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. A non-U.S. entity’s possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company (or any of its subsidiaries) were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.

All prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of the Common Shares.

WE RECOMMEND THAT PROSPECTIVE HOLDERS OF OUR COMMON SHARES CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

U.S. Holders

Taxation of Distributions to U.S. Holders

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution of cash or other property (other than certain distributions of the Company’s shares or rights to acquire the Company’s shares) paid on the Company’s Common Shares to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Common Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Common Shares (the treatment of which is described under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares to U.S. Holders” below). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions, if issued, will generally be reported to U.S. Holders as dividends.

Dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to individuals and other non-corporate U.S. Holders, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares to U.S. Holders” below) applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our Common Shares on which the dividends are paid are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of the U.S.-Canada income tax treaty (the “Treaty”), (2) we are not a PFIC (nor treated as such with respect to a U.S. Holder) at the time the dividend was paid or in the previous year, and (3) certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our Common Shares.

For U.S. foreign tax credit purposes, dividends paid on our Common Shares generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Canadian income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Canadian income taxes withheld from dividends on the Common Shares, at a rate not exceeding any reduced rate pursuant to the Treaty, will be creditable against the U.S. Holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Canadian income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received, calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of Common Shares, regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollar will be treated as U.S. source ordinary income or loss.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares to U.S. Holders

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of our Common Shares. The amount of gain or loss recognized by a U.S. Holder on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Common Shares so disposed of. A U.S. Holder’s adjusted tax basis in its Common Shares generally will equal the U.S. Holder’s acquisition cost reduced by any prior distributions treated as a return of capital.

Any capital gain or loss recognized generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Common Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder may be taxed at rates of taxation lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. The deductibility of capital losses is subject to various limitations.

Any gain or loss recognized by a U.S. Holder will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any non-U.S. tax imposed on the disposition of the Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources.

Passive Foreign Investment Company (“PFIC”) Rules

A non-U.S. corporation will be classified as a PFIC for United States federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income.

Although our PFIC status is determined annually, an initial determination that our Company is a PFIC generally will apply for subsequent years to a U.S. Holder who held Company Shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our Common Shares and the U.S. Holder did not make either a timely mark-to-market election or a qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Common Shares, as described below, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Common Shares (which may include gain realized by reason of transfers of Common Shares that would otherwise qualify as nonrecognition transactions for United States federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Common Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Common Shares). Under these special tax rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Common Shares;
●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and
●	an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may be able to avoid application of the PFIC tax consequences described above in respect to our Common Shares by making a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. There is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. We, therefore, have not determined whether, if we were to be classified as a PFIC for a taxable year, we will provide information necessary for a U.S. Holder to make a QEF election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. Accordingly, U.S. Holders should assume that they will not be able to make a QEF election with respect to the Common Shares.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Common Shares in us and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above in respect to its Common Shares. Instead, in general, the U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of Common Shares at the end of its taxable year over its adjusted basis in its Common Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also generally will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its Common Shares over the fair market value of its Common Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Common Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Common Shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Common Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders are urged to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Common Shares under their particular circumstances.

If we are or become a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower- tier PFIC to provide such required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621, or any successor form, (whether or not a QEF or mark-to- market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS (potentially including with respect to items that do not relate to a U.S. Holder’s investment in Common Shares).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Common Shares should consult their own tax advisors concerning the application of the PFIC rules to our Common Shares under their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.- related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. Holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

Reporting Obligations for Certain Owners of Foreign Financial Assets

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of United States federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include the Common Shares if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of United States federal income taxes may be extended in the event of a failure to comply. Potential investors are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in our Common Shares.

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. Holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. Holders should consult with their own tax advisors regarding their reporting obligations under these rules, including the requirement to file an IRS Form 8938.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a beneficial owner of our Common Shares that is for United States federal income tax purposes that is not a U.S. Holder, as defined above.

Taxation of Distributions to Non-U.S. Holders

A Non-U.S. Holder of our Common Shares will generally not be subject to U.S. federal income or withholding tax on dividends received on our Common Shares unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the Non-U.S. Holder’s shares of our Common Shares and, to the extent it exceeds the adjusted basis in the Non-U.S. Holder’s shares of our Common Shares, as gain from the sale or exchange of such shares. Any such gain will be subject to the treatment described below under “— Gain on Sale or Other Disposition of our Common Shares to Non-U.S. Holders”.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares to Non-U.S. Holders

A Non-U.S. Holder of our Common Shares will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition of our Common Shares of Common Shares, unless: such gain is effectively connected with the conduct by the holder of a U.S. trade or business; or in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the U.S. Securities and Exchange Commission an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we submit reports to the U.S. Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our Annual Report on Form 20-F on our website promptly following the filing of our Annual Report with the U.S. Securities and Exchange Commission. The information on our website is not incorporated by reference into this Annual Report.

This document and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the U.S. Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the U.S. Securities and Exchange Commission at 1-800-SEC-0330.

The U.S. Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the U.S. Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

The documents concerning our company which are referred to in this document may also be inspected at our office located at 1a, 1b Learoyd Road, New Romney TN28 8XU, United Kingdom.

I.	Subsidiary Information

We currently have the following significant subsidiaries:

●	Bophelo Bio Science and Wellness (Pty) Limited
●	Bophelo Holdings Limited
●	Canmart Limited
●	Cannahealth Limited

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

Market risk

Foreign exchange risk: is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company has not entered into any foreign exchange hedging contracts. The Company is exposed to currency risk from the British Pound (“GBP”), Lesotho Loti (“LSL”) and Canadian dollar (“CAD”) through the following foreign currency denominated financial assets and liabilities:

As at December 31 (expressed in GBP)	2021	2020
Financial assets
Cash	£2,577,674		£—
Trade and other receivables	30,983		344
	£2,608,657		£—

Financial liabilities
Trade and other payables	£239,763	£
	£239,763	£

As at December 31 (expressed in CAD)	2021	2020
Financial assets
Trade and other receivables	$255,880	$—
	$255,880	$—

Financial liabilities
Trade and other payables	$234,711	$—
	$234,711	$—

As at December 31 (expressed in LSL)	2021		2020
Financial assets
Cash	L	321,646	L	—
Trade and other receivables
	L	323,667	L	—

Financial liabilities
Lease liabilities	L	38,965,352	L	—
Loans and borrowings		6,962,761		—
	L	45,928,113	L	—

Based on the above net exposures as at December 31, 2021, assuming that all other variables remain constant, a 5% appreciation or deterioration of the USD against the GBP would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $161,000 (2020 – nil), CAD - $3,000 (2020 – nil) and LSL - $143,000 (2020 - $156,000).

Credit risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure. The Company limits its exposure to credit risk on cash by placing these financial instruments with high-credit quality financial institutions.

At December 31, 2021 the Company was subject to a concentration of credit risk related to its accounts receivable as 94% of the balance of amounts owing is from one customers. As at December 31, 2021, none of the outstanding accounts receivable were outside of the normal payment terms and the Company did not record any bad debt expenses during the years ended December 31, 2021, December 31, 2020 and December 31, 2019. As at December 31, 2021 and 2020, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure that it will have sufficient liquidity to meet its liabilities and commitments when due and to fund future operations. The Company’s trade and other payables are due within the current operating period.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2021, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm as we are an emerging growth company.

Inherent Limitations on Effectiveness of Controls

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.RESERVED

Not applicable.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Charles Kié is a member of our board of directors and serves on our audit committee. Our board has determined that Mr. Kié is an audit committee financial expert and satisfies the “independence” requirements of the U.S. Securities and Exchange Commission, the NASDAQ Marketplace Rules.

ITEM 16B.CODE OF ETHICS

We have adopted a code of conduct that applies to our directors, chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of conduct is publicly available on our website at www.akandacorp.com/investors.

Written copies are available upon request. If we make any substantive amendment to the code of conduct or grant any waivers, including any implicit waiver, from a provision of the code of conduct, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

We retained BF Borgers CPA PC as our independent registered public accounting firm. Set forth below is a summary of the fees paid to BF Borgers for services provided in fiscal years 2021 and 2020.

Period	Services	Fees (USD)
Dec-20	Audit for financial year ending December 31, 2020	127,000.00
Sep-21	Review for 6 months ending September 30, 2021	33,500.00
Dec-21	Audit for financial year ending December 31, 2020	40,000.00
Apr-22	Comfort letters	15,000.00
		215,500.00

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accounting firm.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We submitted such a written statement to NASDAQ. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Corporate Governance Requirements — Nasdaq Global Market Marketplace Rules” for a summary of such differences.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

Index to Financial Statements

Akanda Corp.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Akanda Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Akanda Corp. (the “Company”), as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

BF Borgers CPA PC

Served as Auditor since 2021

Lakewood, CO

May 2, 2022

PCAOB ID Number 5041

Akanda Corp.

Consolidated Statements of Financial Position

(Expressed in United States Dollars)

		December 31,	December 31,
	Note	2021	2020
ASSETS
Current
Cash		$3,495,390	$13,504
Trade and other receivables	4	242,357	—
Prepayments		242,529	113,485
Inventory	5	—	611
Total Current Assets		3,980,276	127,600

Non-Current
Property, plant and equipment	6	1,897,748	1,626,032
Right-of-use assets	7	1,908,877	2,199,779
Intangible assets	8	259,102	321,406
Total Non-Current assets		4,065,727	4,147,217

Total Assets		$8,046,003	$4,274,817

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current
Trade and other payables		$680,328	$183,895
Lease liability	9	439,709	283,976
Loans and borrowings	10	432,201	2,263,605
Secured convertible debenture	13	6,716,190	—
Total Current Liabilities		8,268,428	2,731,476

Non-Current
Lease liability	9	1,978,997	2,598,176
Loans and borrowings	10	—	3,977,108
Total Non-Current Liabilities		1,978,997	6,575,284

Total liabilities		10,247,425	9,306,760

Shareholders’ Deficit
Share Capital	11	7,255,695	1,636
Other reserves	11	3,618,670	21,053
Accumulated deficit		(13,293,889)	(5,162,692)
Accumulated other comprehensive income		218,102	108,060
Total Shareholders’ Deficit		(2,201,422)	(5,031,943)
Total Liabilities and Shareholders’ Deficit		$8,046,003	$4,274,817

Subsequent events	19

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

		Year ended
		December 31,
	Note	2021	2020	2019

Sales		$41,431	$2,062	$—
Cost of sales		43,022	1,809	—
Gross (Loss) Profit before loss on change in fair value biological assets		(1,591)	253	—
Loss on change in fair value of biological assets	5	(713,135)	(58,429)	—
Gross Loss		(714,726)	(58,176)	—

Operating expenses
Depreciation and amortization	7, 8	309,022	248,743	198,824
Consulting and professional fees		1,855,419	702,016	365,641
Personnel expenses		2,379,649	374,900	100,256
Travel expenses		65,667	50,636	56,851
General and administrative expenses		1,504,172	229,743	179,663
License fees		5,073	1,491	—
Total operating expenses		6,119,002	1,607,529	901,235

Operating loss		(6,833,728)	(1,665,705)	(901,235)

Other (expense) income:
Finance income		26,749	10,188	401
Finance expense		(1,092,881)	(645,162)	(493,807)
Foreign exchange loss, net		(231,391)	—	—
Other income		54	108	—
		(1,297,469)	(634,866)	(493,406)

Net loss		$(8,131,197)	$(2,300,571)	$(1,394,641)
Translation adjustment		110,042	150,626	(42,566)
Comprehensive loss		$(8,021,155)	$(2,149,945)	$(1,437,207)

Loss per share - basic and diluted	11	$(0.50)	$(0.18)	$(0.11)
Weighted average common shares outstanding	11	16,223,996	13,129,212	13,129,212

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Consolidated Statements of Shareholders’ Deficit

(Expressed in United States Dollars)

					Accumulated
		Share	Other	Accumulated	Other comprehensive
	Note	capital	reserves	deficit	loss	Total
Balance, December 31, 2018		$10	$—	$(1,467,480)	$—	$(1,467,470)
Effective of change in par value		(7)	7	—	—	—
Share issuance	11	156	—	—	—	156
Net loss		—	—	(1,394,641)	—	(1,394,641)
Translation adjustment		—	—	—	(42,566)	(42,566)
Balance, December 31, 2019		$159	$7	$(2,862,121)	$(42,566)	$(2,904,521)

Balance, December 31, 2019		$159	$7	$(2,862,121)	$(42,566)	$(2,904,521)
Share issuance	11	1,477	—	—	—	1,477
Contribution to reserves by owners of the Company		—	21,046	—	—	21,046
Net loss		—	—	(2,300,571)	—	(2,300,571)
Translation adjustment		—	—	—	150,626	150,626
Balance, December 31, 2020		$1,636	$21,053	$(5,162,692)	$108,060	$(5,031,943)

Balance, December 31, 2020		$159	$21,053	$(5,162,692)	$108,060	$(5,031,943)
Recapitalization	1, 11	—	3,597,617	—	—	35,977
Issuance of shares for cash, net of costs	11	5,054,059	—	—	—	5,054,059
Shares for debt	10, 11	2,200,000	—	—	—	2,200,000
Net loss		—	—	(8,131,197)	—	(8,131,197)
Translation adjustment		—	—	—	110,042	110,042
Balance, December 31, 2021		$7,255,695	$3,618,670	$(13,293,889)	$218,102	$(2,201,422)

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

		Year ended
		December 31,
	Note	2021	2020	2019
Cash flows from operating activities:
Net loss		$(8,131,197)	$(2,300,571)	$(1,394,641)
Adjustments for non-cash items:
Depreciation and amortization	6,7,8	309,022	248,743	198,824
Change in fair value of biological assets	5	713,135	—	—
Interest expenses		1,139,475	645,162	493,807
Write-off of property, plant and equipment		—	23,748	—
Working capital adjustments:
Trade and other receivables		(242,357)	—	—
Prepayments		(129,044)	(113,175)	(310)
Inventory		(712,524)	(611)	—
Trade and other payables		—	140,897	42,285
Other current liabilities		496,428	—	—
Increase in due to related parties		—	3,339	17,707
Cash flows used in operating activities		(6,557,062)	(1,352,468)	(642,328)

Cash flows from investing activities:
Additions to property, plant and equipment	6	(576,472)	(439,137)	(670,297)
Proceeds from advances issued		—	6,934	(6,848)
Payments for acquisition of cannabis licenses	8	—	—	(15,625)

		(576,472)	(432,203)	(692,770)
Cash flows used in investing activities

Cash flows from financing activities:
Proceeds from share issue		5,054,058	1,477	—
Loans received		6,679,135	1,169,796	2,116,312
Loans repaid		—	(137,788)	—
Lease payments		(497,502)	—	—

Cash flows provided by financing activities		11,235,691	1,033,485	2,116,312

Net increase (decrease) in cash and cash equivalents		4,102,157	(751,186)	781,214
Effects of exchange rate changes on cash and cash equivalents		(620,271)	(54,873)	14,205
Cash and cash equivalents at the beginning of the period		13,504	819,563	24,144
Cash and cash equivalents at the end of the period		$3,495,390	$13,504	$819,563

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1.     Nature of Operations and Going Concern

Akanda Corp. (the “Company”) is domiciled in Canada and was incorporated on July 16, 2021. The Company’s registered office is 77 King Street West, Suite 400, Toronto-Dominion Centre, Toronto Canada, Ontario, M5K0A1.

The Company through its indirectly held subsidiary, Bophelo Bio Science and Wellness Pty Ltd. is in the business of cultivating and manufacturing cannabis biomass and medical cannabis products in Lesotho, for export to international markets. The Company is also in the business of sales and distribution of cannabis-based products for medical use, through its subsidiary Canmart Ltd which is based in the UK.

The Company was incorporated for the designed purpose of becoming the ultimate parent company of Cannahealth Ltd. (“Cannahealth”), through a reorganization of entities with common control. The share purchase agreement became unconditional on or about November 3, 2021 and the Company acquired the shares in the aforementioned entities from Halo Collective Inc. (“Halo”).

The Company’s consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company is an early-stage company and is primarily dependent on externally provided financing to continue as a going concern. Additional funds will be required to enable the Company to pursue such an initiative and the Company may be unable to obtain such financing on satisfactory terms. Furthermore, there is no assurance that the Company will be profitable. Management intends to finance operating costs over the next twelve months with its cash on hand, and/or additional financing that has not currently been sought. These consolidated financial statements do not reflect any adjustments that may be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

During March 2020, the World Health Organization declared Covid-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

2.     Basis of preparation

(a)Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)Basis of preparation

These consolidated financial statements have been prepared on an accrual basis except for the cash flow information and are based on the historical cost, modified where applicable and related to the valuation of certain financial assets and financial liabilities to fair value.

Cannahealth and its subsidiaries, Bophelo H, Bophelo, and Canmart (as later defined) were under the common control of Halo until the acquisition by the Company had occurred. As of November 2021, shareholdings in each of the four separate entities were made consistent through the issuance of shares or the repurchase of shares for cash to the relevant shareholders (the 'Reorganization Transactions'). As of November 2021, shareholdings in each of the four entities were identical. When the Company was formed in July 2021 with a view to ultimately acquiring Cannahealth and its subsidiaries, its majority shareholders were also consistent with each of the three existing entities. Therefore, immediately prior to the acquisition, the majority shareholder ownership of the Company and Cannahealth were demonstrated common control, and immediately after the acquisition, the shareholdings held in the Company by each individual shareholder were also identical.

The Company performed an assessment and determined Bophelo Bio Science & Wellness Pty Ltd to be the predecessor entity to the Company, and that the corporate restructuring in which Akanda became the parent company did not have economic substance. As such, in preparing the Company's consolidated financial statements, the Company accounted for the acquisition as a transaction between entities under common control combining the Company and Cannahealth from the earliest reporting date using the 'pooling of interests method' of accounting, where assets for the Companies that came under common control were transferred into the consolidated group at the book value on the date in which common control was achieved.

In the acquisition described above, shares were issued to existing shareholders for no consideration. Therefore, the number of shares outstanding was increased without an increase in resources. Therefore, the number of shares outstanding before the exchange have been adjusted for the change in shares as if the issuance had occurred at the beginning of the earliest period presented. All share and per share information presented herein has been retrospectively adjusted to give effect to the culmination of the reorganization and the issuance of shares on incorporation of Akanda on January 1, 2019.

(c)Functional and presentation currency

These consolidated financial statements are prepared in United States Dollars (“USD”), which is the Company’s reporting currency. All financial information has been rounded to the nearest dollar except where indicated otherwise.

(d)Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses during the period. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the years ended December 31, 2021, 2020 and 2019:

●	Note 3(d): Estimates of variable consideration receivable from revenue from contracts with customers
●	Note 3(f): Estimates of the net realizable value of the Company’s inventories
●	Note 3(g): Estimates of the fair value of the Company’s biological assets
●	Note 3(h): Measurement and useful lives of the Company’s property, plant and equipment
●	Note 3(h): Measurement and useful lives of the Company’s intangible assets
●	Note 3(k): Estimates and assessment of the income tax assets/liabilities
●	Note 3(l): Estimates of the Company’s incremental borrowing rate used in the valuation of its leases

3.     Significant accounting policies:

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities that are controlled by the Company. Control exists when the Company has power over the investee and the Company is exposed or has the rights to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent account policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

The subsidiaries of the Company are as follows:

Country of
	Incorporation	Holding	Functional Currency
Cannahealth Ltd. (“Cannahealth”)	Malta	100% owned	EUR
Bophelo Holdings Ltd. (“Bophelo H”)	United Kingdom	100% owned	GBP
Bophelo Bio Science and Wellness (Pty) Ltd. (“Bophelo”)	Lesotho	100% owned	LSL
Canmart Ltd. (“Canmart”)	United Kingdom	100% owned	GBP

(b)	Foreign currency

Items included in the financial statements of each of the Company’s consolidated subsidiaries are measured using the currency of the primary economic environment in which each subsidiary operates (the functional currency). The consolidated financial statements are presented in USD. All assets and liabilities in each statement of financial position are translated at the closing rate at the date of that statement of financial position. All income and expenses are translated at exchange rates at the dates of the transactions.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss. Non-monetary items that are not carried at fair value are translated using the exchange rates as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The results and financial position of the Company’s foreign subsidiaries that have a different functional currency from the Company’s functional and presentation currency are translated into USD as follows:

(i) Assets and liabilities of the foreign subsidiary are translated at the closing exchange rate on the date of the consolidated statement of financial position;

(ii) Revenue and expenses of the foreign subsidiary are translated at the average closing exchange rate for the period reported in the consolidated statement of profit or loss. When the average exchange rate does not provide a reasonable approximation of the cumulative effect of the rates prevailing on the transaction date, the Company utilizes the closing exchange rate on the date of the transaction;

(iii) The exchange rate differences for foreign subsidiaries are recognized in other comprehensive income in the cumulative translation account.

(c)	Financial instruments
(i)	Financial assets

The Company initially recognizes a financial asset on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) FVTPL. Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. The Company has classified all of its financial assets as financial assets measured at amortized cost or FVTPL. The Company has not classified any financial assets as FVTPL or FVOCI.

Financial assets measured at amortized cost

A non-derivative financial asset is measured at amortized cost when both of the following conditions are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Such assets are recognized initially at fair value plus any directly attributable transaction costs and measured at amortized cost using the effective interest method subsequent to initial recognition, loans and receivables are measured at amortized cost. Financial assets measured at amortized cost are comprised of cash and trade and other receivables.

(ii)Financial liabilities

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL and are not subsequently reclassified. The Company’s financial liabilities are trade and other payables and loans and borrowings which are recognized on an amortized cost basis.

Financial liabilities measured at amortized cost

All financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. All financial liabilities are measured at amortized cost, except for financial liabilities measured at FVTPL. A financial liability may no longer be reclassified subsequent to initial recognition. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or when they expire. The Company has the following non-derivative financial liabilities which are classified as financial liabilities measured at amortized cost: trade and other payables and loans and borrowings.

(d)	Revenue from contracts with customers

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer. The Company records revenue upon transfer of promised goods or services to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services based on the following five step approach:

Step 1: Identify the contracts with customers;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue as performance obligations are satisfied.

The Company typically satisfies its performance obligations at a point in time, upon completion of sale. The Company primarily acts as principal in contracts with its customers. The Company does not have material obligations for returns, refunds and other similar obligations, nor warranties and related obligations.

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

The company has a single revenue stream currently that relates to the sale of cannabis-based products for medicinal use. This revenue stream is assessed as one performance obligation. Revenue from cannabis based medicinal product sales is recognized once the performance obligation has been satisfied, which would be upon the customer taking the delivery of the product. The transaction price for each product and service will be determined based on the respective invoice.

The Company exercises judgments in determining the amount of the costs incurred to obtain or fulfil a contract with a customer, which includes, but is not limited to (a) the likelihood of obtaining the contract, (b) the estimate of the profitability of the contract, and (c) the credit risk of the customer. An impairment loss will be recognized in profit or loss to the extent that the carrying amount of the asset exceeds (a) the remaining amount of consideration that the entity expects to receive in exchange for the goods or services to which the asset relates, less (b) the costs that relate directly to providing those goods or services and that have not been recognized as expenses.

(e)	Cash and cash equivalents

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried and classified at amortized cost. The Company did not hold any cash equivalents as of December 31, 2021 and 2020.

(f)	Inventories

Inventories consist of raw materials and are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition. Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. When the circumstances that previously caused inventories to be written down below cost no longer exist, or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

(g)	Biological assets

Biological assets are measured at their fair value less costs to sell in the Statement of Financial Position. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest. All direct and indirect costs of biological assets are capitalized as they are incurred.

Biological assets and produce held by the Company is planned to be used in four possible ways:

● Sale to the export market;

● Sale to the local market;

● Repurposed for use in research and development; and

● Written off for being obsolete.

(h)	Property, plant and equipment
(i)	Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. When parts of an item of property and equipment have different estimated useful lives, they are accounted for as separate items within property and equipment. The costs of the ongoing regular servicing of property and equipment are recognized in tin the period in which they are incurred.

(ii)	Depreciation

Depreciation is recognized in profit or loss over the estimated useful lives of each part of an item of property and equipment in a manner that most closely reflects management’s estimated future consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Plant and equipment	10 years
Leasehold improvements	20 years
Motor Vehicles	4 years
Computers	3 years
Furniture and fixtures	6 years

(i)	Intangible assets

The Company has a cannabis operator’s license in Lesotho, held by its subsidiary Bophelo, which is valid for 10 years and is subject to a renewal at the end of the 10 years. The license is automatically renewed annually on payment of necessary fees as well as submission of operational documents to the Ministry of Health. Intangible assets are recorded at cost less amortization and impairment losses, if any.

Additionally, the Company has cannabis distribution licenses in the United Kingdom held by its subsidiary, Canmart which have been assessed as having an indefinite useful life. As such, these licenses are not amortized but their recoverable amounts are tested annually for impairment. The indefinite intangible assets are recorded at cost less impairment losses, if any. The Company capitalizes the initial license application cost as the cost of intangible assets while the annual license renewal fees are expensed in the year during which they occur

(j)	Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired. An impairment loss is recognized when the carrying amount of an asset, or its cash generating unit (“CGU”), exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the greater of the asset’s or CGU’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less cost to sell, an appropriate valuation model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

(k)	Income Taxes

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years. Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.

In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(l)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

● a) fixed payments, including in-substance fixed payments, less any lease incentives receivable;

● b) variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

● c) amounts expected to be payable under a residual value guarantee;

● d) exercise prices of purchase options if the Company is reasonably certain to exercise that option; and

● e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option.

Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

(m)	Earnings per share

The Company presents basic earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for the Company’s own shares held. Diluted EPS is computed similar to basic EPS except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of any exercisable instruments, if dilutive. The number of additional shares is calculated by assuming that outstanding exercisable instruments were exercised and that the proceeds from such exercise were used to acquire common shares at the average market price during the reporting periods.

(n)	New standard issued not yet adopted

In January 2020, the IAS issued an amendment to IAS 1 Presentation of Financial Statements that clarifies the criterion for classifying a liability as non-current relating to the right to defer settlement of a liability for at least 12 months after the reporting period.

1.	Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.
2.	‘Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

The amendment applies to annual reporting periods beginning on or after January 1, 2023, and is applied retrospectively upon adoption. The Company does not expect the amendments to have a significant impact on the consolidated financial statements upon adoption.

4.      Accounts receivable

As at December 31:	2021	2020
Trade accounts receivable	$29,457	$—
Sales taxes receivable	212,900	—
	$242,357	$—

As at December 31, 2021, there was one customer with an amount greater than 10% of the Company’s trade accounts receivable which represented 94% of the balance. The Company did not record any bad debt expense during the year ended December 31, 2021 (2020- $nil; 2019-$nil)

5.     Inventory

The Company’s inventory included cannabis based products for medical use in the UK and cannabis seeds in Lesotho. The stock held in the UK had to be destroyed as they went out of date and therefore do not carry any value as at December 31, 2021 (2020 - $611). The majority of the stock of cannabis seeds held in Lesotho were transferred to biological assets during the year. During the year ended December 31, 2021, the Company wrote-off inventories of $19,563, as a loss on change in fair value of biological assets related to seeds that were unusable (2020 – nil, 2019 – nil), which is presented in the Statement of Operations. The Company did not record any inventory as expense during the year ended December 31, 2021 (2020 – nil, 2019 – nil).

Biological assets

Set out below is a reconciliation of the Company’s biological assets as at December 31, 2021 and as at December 31, 2020:

For the period ended December 31	2021	2020
Balance, beginning of the period	$—	$—
Requisition of raw materials from inventory	202,900	—
Capitalized costs	490,672	—
Loss on change in fair value of biological assets	(693,572)	—
	$—	$—

Biological assets at December 31, 2021 consisted of approximately 49,269 cannabis plants which are expected to yield approximately 492.69 kilograms of medical cannabis when harvested in April 2022. Additionally, biological assets at December 31, 2021 includes 156,073 cannabis seeds. The fair value of biological assets has been assessed as nil at December 31, 2021 due to the fact that the current harvest is the Company’s first commercial harvest, the Company has not yet historically made any material sales of medical cannabis and, furthermore, the Company does not yet have a buyer for the expected harvest.

6.     Property and equipment

	Plant				Furniture	Capital
	and	Leasehold	Motor		and	work-in-
Cost	equipment	Improvements	Vehicles	Computers	fixtures	progress	Total
Balance, December 31, 2019	$449,044	$304,770	$38,427	$—	$—	$616,377	$1,408,618
Additions	172,369	—	—	—	—	266,768	439,137
Write-offs	(23,748)	—	—	—	—	—	(23,748)
Foreign exchange movements	(11,305)	(11,333)	(1,429)	—	—	—	(24,067)
Balance, December 31, 2020	$586,360	$293,437	$36,998	$—	$—	$883,145	$1,799,940
Additions	53,808	493,136	14,214	10,427	4,887	—	576,472
Reclassifications	—	360,695	—	—	—	(360,695)	—
Foreign exchange movements	(50,157)	(57,574)	(3,589)	(303)	(192)	(58,197)	(170,012)
Balance, December 31, 2021	$590,011	$1,089,694	$47,623	$10,124	$4,695	$464,253	$2,206,400

	Plant				Furniture
Accumulated	and	Leasehold	Motor		and	Capital work-in-
depreciation	equipment	Improvements	Vehicles	Computers	fixtures	progress	Total
Balance, December 31, 2019	$67,113	$22,489	$4,803	$—	$—	$—	$94,405
Depreciation	60,212	14,950	9,425	—	—	—	84,587
Foreign exchange movements	(3,615)	(1,115)	(354)	—	—	—	(5,084)
Balance, December 31, 2020	$123,710	$36,324	$13,874	$—	$—	$—	$173,908
Depreciation	63,785	78,352	11,208	1,245	483	—	155,073
Foreign exchange movements	(12,641)	(6,053)	(1,577)	(39)	(19)	—	(20,329)
Balance, December 31, 2021	$174,854	$108,623	$23,505	$1,206	$464	$—	$308,652

	Plant				Furniture	Capital
	and	Leasehold	Motor		and	work-in-
Net book value	equipment	Improvements	Vehicles	Computers	fixtures	progress	Total
Balance, December 31, 2020	$462,650	$257,113	$23,124	$—	$—	$883,145	$1,626,032
Balance, December 31, 2021	$415,157	$981,071	$24,118	$8,918	$4,231	$464,253	$1,897,748

As at December 31, 2021 and 2020 the Company’s Capital work in progress relate to the ongoing civil, gravelling, storm drainage work on site, as well as the construction of hoop houses and a Cravo A-Frame style greenhouse for future medical cannabis cultivation in Bophelo Bio Science in Lesotho.

The Company considered indicators of impairment at December 31, 2021 and 2020. The Company did not record any impairment loss during the year ended December 31, 2021 (2020 – $23,748, 2019 – nil).

7.     Right-of-use assets

Land lease
Balance, December 31, 2019	$2,409,934
Additions	—
Amortization	(56,292)
Movement in exchange rates	(153,863)
Balance, December 31, 2020	$2,199,779
Additions	—
Amortization	(115,183)
Movement in exchange rates	(175,719)
Balance, December 31, 2021	$1,908,877

8.      Intangible assets

Cost:	Licences
Balance, December 31, 2019	$437,911
Movement in exchange rates	(15,085)
Balance, December 31, 2020	$422,826
Movement in exchange rates	(33,370)
Balance, December 31, 2021	$389,456

Accumulated depreciation	Licences
Balance, December 31, 2019	$63,202
Amortization	41,337
Movement in exchange rates	(3,119)
Balance, December 31, 2020	$101,420
Amortization	38,766
Movement in exchange rates	(9,832)
Balance, December 31, 2021	$130,354

Net book value	Licences
Balance, December 31, 2020	$321,406
Balance, December 31, 2021	$259,102

The Company’s intangible assets consist of a cannabis operator’s license with a carrying value of $242,086 at December 31, 2021 (2020 - $304,260) and a cannabis distribution license with a carrying value of $17,016 at December 31, 2021 (2020 - $17,146). The Company considered indicators of impairment at December 31, 2021 and 2020. The Company did not record any impairment loss during the year ended December 31, 2021 (2020 - nil, 2019 – nil).

At December 31, 2021, the remaining useful life of the Company’s cannabis operator’s license is approximately 6.5 years. The Company’s cannabis distribution license has been classified as an indefinite-life intangible asset as the Company expects to maintain this asset and the end point of the useful life of such asset cannot be determined. The Company evaluates the assumption of the indefinite life of the cannabis distribution license at least annually.

9.  Lease liability

		Incremental
As at December 31:	Maturity	borrowing rate	2021	2020
Current	2022	10.25%	$439,709	$283,976
Non-current	2023‑2039	10.25%	1,978,997	2,598,176
			$2,418,706	$2,882,152

The Company has committed to the following undiscounted minimum lease payments remaining as at December 31, 2021:

Year ended December 31:
2022	$108,628
2023	260,708
2024	260,708
2025	260,708
2026	260,708
Thereafter	3,193,669
$4,345,129

10.   Loans payable

(a)Louisa Mojela loans:

The loans described below have been granted to the Company to fulfill its capital and operational requirements. The terms of the loans are described below:

(i)	Bridge loan

The loan is a bridge financing facility of $1 million USD to fund capital expenditure and working capital of the Company. The loan carries a redemption premium of 100% of the capital amount borrowed. This redemption premium is triggered and becomes payable upon the successful raising of capital of not less than $18m (which must take place before October 31, 2020), or in the event of a conversion of the bridge loan to equity. This loan was repayable within 18 months from the date of first drawdown (which was on or around December 1, 2019), alternatively, the repayment of the loan plus the redemption premium is payable on the successful raising of capital of not less than $18m. The loan carries interest at a rate of 1.5% per month applicable from the first draw down date. In the event that the redemption premium is triggered and payable, all interest accrued on the loan is cancelled and only the capital plus the redemption premium is then accrued and payable. The loan agreement was amended in May 2020 to cater for a further additional borrowing (on the same terms and conditions described above) to the amount of US$100,000. This resulted in a cumulative amount borrowed of $1.1million (capital amount of the loan). The loan is secured by a first notarial bond/mortgage over the Company’s property.

The security is shared with Middleton Gardens Ltd. (“Middleton”), a company registered in the British Virgin Islands with whom Bophelo had entered into a loan agreement and both Middleton and L Mojela entered into an intercreditor agreement to this effect. On or around November 11, 2021, the loan was converted to shares in the Company’s capital (see (iv)) and as such, all accrued interest on the loan was cancelled and replaced with a 100% redemption premium. As such, and immediately prior to the conversion of the loan to equity, the principal amount of $1.1 million plus an accrued redemption premium of a further $1.1 million was payable. Accordingly, a total of $2.2 million in debt due to Ms. Louisa Mojela was settled through an issue of 880,000 common Shares of the Company at a price of $2.50 each, and with a total value of $2.2 million. As such, the balance owing in terms of the bridge loan at December 31, 2021 is nil (2020: $1,350,813).

(ii)Short-term loan #1

This is a short-term loan facility of approximately $135,226 in capital value lent. This loan was provided in the financial year ending December 31, 2020. The purpose of this loan was to assist the Company in funding working capital deficits. This loan was unsecured, repayable within 30 days of receiving the payment and carried interest at the rate linked to the prime lending rate in the Republic of South Africa. The capital balance of this loan was repaid in full before the end of the financial year December 31, 2020. The interest balance on this loan remains unpaid and outstanding as at December 31, 2021 with a value of $ 9,068 (2020: $11,230).

(iii)Short-term loan #2

This is a short-term loan facility of approximately $190,444 in capital value lent. This loan was provided in the financial year ending December 31, 2020. The purpose of this loan was to assist the Company in funding its day-to-day operating costs. This loan does not have a fixed repayment date, is unsecured and is interest free. The balance on this loan at December 31, 2021 is $174,840 (2020: $190,444).

(iv)Shares-for-debt

On November 11, 2021 the Company converted the remaining balances outstanding of (i), in exchange for 880,000 shares in the Company’s capital. The transaction was valued at $2,200,000, which represented a 100% premium on the balance outstanding immediately prior to the transaction. The Company treated the redemption premium as interest and the face value of the bridge loan was settled by the issuance of shares that were required to settle the amount due.

(v)Short-term loan

During the year ended December 31, 2021, the Company received short term loan facility of approximately $258,900 (L 4,000,000) to assist the Company in funding its day-to-day operating costs. As at December 31, 2021 the balance remaining was $248,293 (2020: US$ Nil). This loan does not have a fixed repayment date, is unsecured and is interest free.

11.    Capital

(a)Authorized

The Company has authorized share capital of an unlimited amount of common shares with no par value.

(b)Shares issued and outstanding

Shares issued and outstanding are as follows:

Cost:	Number of shares	Capital
Balance, December 31, 2019	13,129,212	$1,636
Balance, December 31, 2020	13,129,212	1,636
Shares issued to founders	5,626,806	1
Seed subscription	468,900	250,000
Private Placement	2,126,400	4,804,058
Settlement of Bridge Loan	880,000	2,200,000
Balance, December 31, 2021	22,231,318	$7,255,695
(i)	The 13,129,212 shares issued to Halo in exchange for the Cannahealth acquisition have been deemed to be issued and outstanding as of the earliest reporting date, December 31, 2019.
(ii)	On July 16, 2021, the Company issued 5,626,806 common shares in the Company’s capital to its founders.
(iii)	On July 26, 2021, the Company completed a seed capital offering issuing 468,900 common shares in the Company’s capital at approximately $0.53 per share.
(iv)	On November 12, 2021, the Company issued 13,129,212 shares to the former shareholders of Cannahealth Limited to facilitate the acquisition of the entity, at a value of $0.01 per share.
(v)	On November 12, 2021, the Company completed a private placement, receiving gross consideration of $5,312,136 upon the issuance of 2,126,400 common shares of the Company at a price of $2.50 per share. The Company paid $508,078 in advisory fees and commissions associated with the offering.
(vi)	On November 10, 2021, the Company issued 880,000 common shares at a value of $2.50 per common share to settle bridge loans payable of $2,200,000.

(c)Earnings per share

The weighted average number of common shares outstanding for basic and diluted earnings per share for the year ended December 31, 2021 was 16,223,996. The weighted average number of ordinary shares outstanding for basic and diluted earnings per share for the years ended December 31, 2020 and 2019 was 13,129,212, adjusted for the same amount issued for the acquisition of Cannahealth. The Company did not have any potential dilution at December 31, 2021, 2020, or 2019.

12.   Income taxes

The components of income tax expense (benefit) are as follows:

Year ended December 31	2021	2020	2019
Current:
Kingdom of Lesotho	$—	$—	$—
Republic of Malta	—	—	—
United Kingdom	—	—	—
	$—	$—	$—

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

Deferred tax assets and liabilities have not been recognized for the following:

Year ended December 31	2021	2020	2019
Net loss before income taxes	$(8,131,197)	$(2,300,571)	$(1,394,641)
Statutory income tax rate	26.50%	26.50%	26.50%

Income tax benefit	(2,154,767)	(609,651)	(369,580)
Foreign rate differential	1,227,150	379,594	230,116
Unrecognized loss carryforwards	1,089,449	230,057	139,464
	$—	$—	$—

The Company has reconciled to the average statutory tax rate of the Kingdom of Lesotho (10%), the Republic of Malta (35%) and the United Kingdom (19%).

Deferred tax assets

As at December 31	2021	2020

Net operating loss before carryforwards	$—	$—
Unrecognized loss carryforwards	$—	$—

Deferred tax assets have not been recognized in respect of unutilized tax losses carried forward because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom

13.   Related party transactions

Secured convertible debenture

On November 3, 2021 (the “Issuance Date”), the Company entered into an agreement with Halo in which the Company issued Halo a secured convertible debenture with an initial value of $6,559,294. The balance payable of the secured convertible debenture is $6,716,190 as at December 31, 2021 which included additional loan owed to Halo for November and December 2021as well as an interest of $10,423. The notes are convertible into common shares of the Company’s capital receiving the number of shares, at its current market price, required to satisfy the principal and interest payable. The obligation to convert the note within six months of the Issuance Date is triggered by (a) an initial public offering by the Company on a stock exchange; (b) an amalgamation, arrangement, merger, reverse takeover, reorganization or similar event; (c) a sale or conveyance of all or substantially all of the property and assets of the Company to any arm’s length third party for consideration consisting of free trading securities and the subsequent distribution of all of such consideration to all of the holders of common shares, on a pro rata basis; (d) the sale or exchange of all or substantially all of shares of the Borrower for free trading securities. The debt bears interest at one percent per annum, matures on November 3, 2022 and is secured by all of the assets of the Company other than the interests in the securities of Bophelo Bio Science and Wellness Pty. Ltd. and ranks ahead of all other debt issued by the Company.

Transactions with Key Management Personnel

The Company has identified its Board of Directors, Executive Chairman, Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and its President as its key management personnel who have the authority and responsibility for planning, directing and controlling the Company’s main activities.

For the years ended December 31	2021	2020	2019
Key Management Remuneration	1,148,206	259,035	116,481
Director Professional fees	—	121,467	121,970
Short term accommodation expense	69,521	45,482	26,264

	1,217,727	425,984	264,715

The Key Management remuneration is included in the Personnel expenses as well as the Professional and Consulting fees in the Statement of Operations.

The Director’s professional fees incurred during the years December 31, 2020 and December 31, 2019 were related to the services provided by a director of Bophelo Bio Science & Wellness Pty Ltd. that was over and above the regular remuneration paid to the directors.

During the year ended December 31, 2021, the Company incurred expenditures of $69,521 (2020 - $45,482; 2019 - $26,264) associated with rental of short-term accommodates from the Company’s executive Chairman, LM Mojela, to house the Company’s expatriate staff working on site at the Company’s cultivation operation in the Kingdom of Lesotho.

During the year ended December 31, 2020, the Company incurred professional services expense of $121,467 (2019 - $121,970) associated with services provided by a director of the Company that was not a result of the regular remuneration paid to the  Company’s directors.

As of December 31, 2021, the Company has balances payable to related parties of $9,601,708(2020 - $9,225,650) as below:

a.	As at December 31, 2021 the entire balance of Loans and Borrowings (Note 10) $432,201 (2020 - $1,552,487) was owed to Louisa Mojela. The balance does not bear interest, is unsecured and does not have a fixed repayment date.
b.	The remuneration payable to key management as at December 31, 2021 is $34,611 (2020 - $102,785)
c.	As at December 31, 2021 the balance presented in the Lease liability (Note 9) pertained to the amount owing to Mophuthi Trust, a Trust controlled by Louisa Mojela and Granny Seape to the extent of $2,418,706 (2020 – 2,882,152)
d.	The balance of $6,716,190 under Secured convertible debentures as at December 31, 2021 carries interest at 1% per annum. (2020 - $4,688,226)

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

14.   Financial instruments

The following is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments as at December 31, 2021 and 2020:

As at December 31		2021		2020
		Carrying	Fair	Carrying	Fair
	Level	amount	value	amount	value
Financial assets
Financial assets measured at amortized cost:
Cash	1	$3,495,390	3,495,390	$13,504	13,504
Trade and other receivables	2	242,357	242,357	—	—

Financial liabilities
Financial assets measured at amortized cost:
Trade and other payables	2	$680,328	680,328	$183,895	183,895
Loans and borrowings	2	432,201	432,210	6,240,713	6,240,713
Lease liabilities	2	2,418,706	2,418,706	2,882,152	2,882,152
Secured convertible debenture	2	6,716,190	6,716,190	—	—

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation techniques. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity.

15.   Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(a)Market risk

Foreign exchange risk: is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company has not entered into any foreign exchange hedging contracts. The Company is exposed to currency risk from the British Pound (“GBP”), Lesotho Loti (“LSL”) and Canadian dollar (“CAD”) through the following foreign currency denominated financial assets and liabilities:

As at December 31 (expressed in GBP)	2021	2020
Financial assets
Cash	£2,577,674		£—
Trade and other receivables	30,983		344
	£2,608,657		£—
Financial liabilities
Trade and other payables	£239,763	£
	£239,763	£

As at December 31 (expressed in CAD)	2021	2020
Financial assets
Trade and other receivables	$255,880	$—
	$255,880	$—

Financial liabilities
Trade and other payables	$234,711	$—
	$234,711	$—

As at December 31 (expressed in LSL)	2021		2020
Financial assets
Cash	L	321,646	L	—
Trade and other receivables
	L	323,667	L	—

Financial liabilities
Lease liabilities	L	38,965,352	L	—
Loans and borrowings		7,846,551		—
	L	46,811,903	L	—

Based on the above net exposures as at December 31, 2021, assuming that all other variables remain constant, a 5% appreciation or deterioration of the USD against the GBP would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $161,000 (2020 – nil), CAD - $3,000 (2020 – nil) and LSL - $143,000 (2020 – $156,000).

(b) Credit risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure. The Company limits its exposure to credit risk on cash by placing these financial instruments with high-credit quality financial institutions.

At December 31, 2021 the Company was subject to a concentration of credit risk related to its accounts receivable as 94% of the balance of amounts owing is from one customer. As at December 31, 2021, none of the outstanding accounts receivable were outside of the normal payment terms and the Company did not record any bad debt expenses during the years ended December 31, 2021, December 31, 2020 and December 31, 2019. As at December 31, 2021 and 2020, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure that it will have sufficient liquidity to meet its liabilities and commitments when due and to fund future operations. The Company’s trade and other payables are due within the current operating period.

16.   Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to provide capital to pursue the development and commercialization of its products. In the management of capital, the Company includes cash, long-term debt and capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or new debt.

At the current stage of the Company’s development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2021.

17.  Determination of fair values

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;
●	Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions market participants would use in pricing.

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following models. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)Biological assets

The fair value of the biological assets is based on the most recent available evidence for the selling price of similar biological assets. An independent valuator based his valuation of cannabis biological assets being valued at $0.15 per gram and cannabis seeds were valued at historical cost. The fair value of cannabis biomass was based on the selling price of cannabis biomass that recently happened in Lesotho, while the fair value of cannabis seeds on hand was based on the historical cost of the seeds based on what was paid by the company.

(b)Intangible assets

The fair value of intangible assets is based on a discounted cash flow analysis in which management determines the estimated future cash flows and eventual sale of the assets.

18.   Segmented info

The Company has three reportable segments: Cultivation, Distribution & Corporate. The cultivation is done in Lesotho at Bophelo Bio Science & Wellness Pty Ltd. The distribution is done by Canmart Ltd. in the UK and the corporate segment. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The reportable segments have been determined by the management on the basis that these are strategic business units that offer different products & services. The business unit in Lesotho under the cultivation segment is in the process of cultivation of cannabis biomass and cannabis based medical products, the business unit in the UK under the distribution segments offers sales and distribution of cannabis based medical products. The corporate segment offers management and treasury services within the group companies. They are managed separately as each business requires different strategy and technology.

Set out below is information about the assets and liabilities as at December 31, 2021 and 2020 and profit or loss from each segment for the years ended December 31, 2021, 2020 and 2019:

	As at December 31, 2021
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$4,127,138	$3,716,771	$205,797	$8,043,909
Reportable segment liabilities	3,020,730	323,129	6,899,644	10,243,143

	As at December 31, 2020
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$4,253,676	$19,664	$—	$4,273,340
Reportable segment liabilities	9,305,736	1,024	—	9,306,760

	For the year ended December 31, 2021
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$—	$41,431	$—	$41,431
Intersegment revenues	—	—	—	—
Other income	—	55	—	55
Finance income	26,659	90	—	26,749
Finance expense	1,082,372	—	10,509	1,092,881
Depreciation & amortization	308,544	478	—	309,022
Reportable segment loss	(5,331,600)	(1,775,923)	(1,019,823)	(8,127,347)

	For the year ended December 31, 2020
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$—	$2,062	$—	$2,062
Intersegment revenues	—	—	—	—
Other revenue	—	—	—	—
Finance income	10,187	1	—	10,188
Finance expense	645,162	—	—	645,162
Depreciation & amortization	248,743	—	—	248,743
Reportable segment loss	(2,298,310)	(2,261)	—	(2,300,571)

	For the year ended December 31, 2019
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$—	$—	$—	$—
Intersegment revenues	—	—	—	—
Other revenue	—	—	—	—
Finance income	399	2	—	401
Finance expense	493,807	—	—	493,807
Depreciation & amortization	198,824	—	—	198,824
Reportable segment loss	(1,394,611)	(30)	—	(1,394,641)

Set out below are reconciliations of each reportable segment’s revenues, profit or loss, assets and liabilities as at December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019:

	For the year ended December 31, 2021
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$—	$41,431	$—	$41,431
Elimination of inter segment revenue	—	—	—	—
Total revenue	$—	$41,431	$—	$41,431

	For the year ended December 31, 2020
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$—	$2,062	$—	$2,062
Elimination of inter segment revenue	—	—	—	—
Total revenue	$—	$2,062	$—	$2,062

For the year ended December 31, 2019
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$—	$—	$—	$—
Elimination of inter segment Revenue	—	—	—	—
Total revenue	$—	$—	$—	$—

	For the year ended December 31, 2021
Loss	Cultivation	Distribution	Corporate	Total
Total profit or loss for reportable segments	$(5,331,600)	$(1,775,923)	$(1,019,823)	$(8,127,347)
Other profit or loss	—	—	—	—
Elimination of inter segment profit or loss	—	—	—	—
Loss before income tax expense	$(5,331,600)	$(1,775,923)	$(1,019,823)	$(8,127,347)

	For the year ended December 31, 2020
Loss	Cultivation	Distribution	Corporate	Total
Total profit or loss for reportable segments	$(2,298,310)	$(2,261)	$—	$(2,300,571)
Other profit or loss	—	—	—	—
Elimination of inter segment profit or loss	—	—	—	—
Loss before income tax expense	$(2,298,310)	$(2,261)	$—	$(2,300,571)

	For the year ended December 31, 2019
Loss	Cultivation	Distribution	Corporate	Total
Total profit or loss for reportable segments	$(1,394,611)	$(30)	$—	$(1,394,641)
Other profit or loss	—	—	—	—
Elimination of inter segment profit or loss	—	—	—	—
Loss before income tax expense	$(1,394,611)	$(30)	$—	$(1,394,641)

	As at December 31, 2021
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$4,127,138	$4,082,801	$26,025,848	$34,235,787
Other assets	—	—	—	—
Elimination of inter segment assets	—	(366,030)	(25,825,848)	(26,191,878)
Entity’s assets	$4,127,138	$3,716,771	$200,000	$8,043,909

	As at December 31, 2020
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$4,253,676	$19,664	$—	$4,273,340
Other assets	—	—	—	—
Elimination of inter segment assets	—	—	—	—
Entity’s assets	$4,253,676	$19,664	$—	$4,273,340

	As at December 31, 2021
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reprtable segments	$10,602,945	$5,437,189	$6,899,644	$22,939,779
Other liabilities	—	—	—	—
Elimination of inter segment liabilities	(7,582,575)	(5,114,060)	—	(12,696,635)
Entity’s liabilities	$3,020,730	$323,129	$6,899,644	$10,243,144

	As at December 31, 2020
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reprtable segments	$9,305,736	$1,024	$—	$9,306,760
Other liabilities	—	—	—	—
Elimination of inter segment liabilities	—	—	—	—
Entity’s liabilities	$9,305,736	$1,024	$—	$9,306,760

The Company has identified only three operating segments as disclosed above. The activities of two other subsidiary companies namely Cannahealth and Bophelo H are to hold the investments within the group companies. Therefore, there profit or loss, assets and liabilities are not included in the above segment information.

19.   Subsequent events

1.	Appointment of Directors

On 20 February 2022, the Company appointed the following individuals to the board of directors:

●	Bridget Baker
●	Gila Jones
●	Gugu Dingaan

All three of the above directors were appointed as independent non-executive directors and, following their appointment, increased the total number of directors of the Company to seven, with a majority of directors being considered to be independent.

2.	Private Placement

On 14 January 2022, the Company completed a second interim closing of a private placement, which saw subscribers receive 154,000 common shares of the Company in lieu of gross proceeds of $385,000. On 10 February 2022, the Company completed its third and final closing of a private placement which saw subscribers receive 8,000 common shares of the Company in lieu of gross proceeds of $20,000.

3.	Conversion of Debenture

On 14 March 2022, and immediately prior to an Initial Public Offering of the Company, Akanda Corp. issued 1,645,745 common shares to Halo Collective, Inc. (“Halo”) at a price of $4 each to settle the principal amount ($6,559,294) plus accrued interest ($23,686) owing to Halo in terms of a convertible debenture agreement, which totalled $6,582,980 at the time of conversion. The conversion of the debt owing was triggered by the Initial Public Offering in terms of the convertible debenture agreement.

4.	ESG Trust

On 17 March 2022, the Company issued 869,963 common shares to the Akanda Bokamoso Empowerment Trust in terms of unconditional awards vested to the Akanda Bokamoso Empowerment Trust in terms of the Company’s Employee Share Ownership Plan. The Akanda Bokamoso Empowerment Trust has been established by Akanda Corp. as an ESG Trust to benefit employees of Akanda Corp. and its subsidiaries, especially those who are disadvantaged and vulnerable persons living in the Kingdom of Lesotho.

5.	IPO & Listing

On 17 March 2022, the Company completed an Initial Public Offering and listed on the Nasdaq stock exchange. The Initial Public Offering saw the Company issue 4,000,000 common shares to IPO investors in exchange for gross proceeds of $16,000,000 and net proceeds of $14,682,089 after deducting underwriter commissions and allowable expenses.

6.	Conversion of Warrant

On 22 March 2022, the Company’s underwriter’s, Boustead Securities Limited (“BSL”), exercised a purchase warrant to acquire 234,839 common shares. In terms of the purchase warrant held by the underwriters, BSL are entitled to purchase up to 280,000 common shares of the Company at a strike price of $5 per share. In terms of the warrant, BSL are entitled to convert their warrant into a right to purchase up to a maximum of 280,000 Akanda common shares based on the following formula:

X = Y(A-B)/A

Where:

●	A= the fair market value per Akanda share at the time of exercise ($31)
●	B = the strike per share ($5)
●	A - B = the difference between the fair market value of an Akanda common share at the time of exercise and the strike price of the warrant ($26),
●	Y = the maximum number of shares issuable to BSL under the warrant (280,000 common shares)
●	X = the number of common shares issuable to BSL upon exercise B multiplied by the number of shares exercisable under the warrant, and divided by the fair market value per share at the time of the exercising of the warrant.
●	On 22 March 2022, BSL exercised the warrant at an underling fair value price per share of $31 per share and are entitled to receive 234,839 common shares in accordance with the above formula as net settlement of the purchase warrant, which was calculated as follows:
7.	Acquisition of Holigen Limited

On 20 April 2022, announced it has entered into a definitive agreement to acquire 100% of the issued and outstanding shares of

Holigen Limited (“Holigen”) from The Flowr Corporation. Holigen is the owner of RPK Biopharma Unipessoal, Lda ( “RPK”)a

Portugal-based cultivator, manufacturer and distributor of medical cannabis products. Under the terms of the definitive agreement, Akanda will acquire Holigen for a combination of US$3.0 million in cash (C$3.75 million), 1.9 million Akanda common shares, and the assumption at RPK of approximately US$4.3 million (€4.0 million) of debt which is non- recourse to Akanda. In addition, to further align Akanda and Flowr, concurrently with the closing of the acquisition, Akanda will purchase 14,285,714 Flowr common shares for aggregate gross proceeds to Flowr of approximately US$790,000 (C$1.0 million) at a price per share of C$0.07.

The acquisition, which has been approved by the Boards of Directors of both companies, is expected to close during the second quarter of 2022, and is subject to the satisfaction or waiver of customary closing conditions, including the approval by the TSX Venture Exchange.

ITEM 19.EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1*	Articles of Incorporation of Akanda Corp., dated July 16, 2021	F-1	001-41324	3.1	2/14/22

1.2*	Articles of Amendment of Akanda Corp., dated August 30, 2021.	F-1	001-41324	3.2	2/14/22

1.3*	Bylaws of Akanda Corp., dated July 16, 2021.	F-1	001-41324	3.3	2/14/22

2.1*	Underwriting Agreement, dated as of March 14, 2022, between Akanda Corp. and Boustead Securities, LLC.	6-K	001-41324	1.1	3/18/22

2.2*	Representative’s Warrant, dated as of March 17, 2022.	6-K	001-41324	4.1	3/18/22

4.1*	Investor Rights Agreement between Akanda Corp. and Halo Collective Inc., dated November 3, 2021.	F-1	001-41324	4.1	2/14/22

4.2*	Secured Convertible Debenture issued to Halo Collective Inc., dated November 3, 2021.	F-1	001-41324	4.2	2/14/22

4.3*	Share Purchase Agreement, dated as of April 20, 2022 among Akanda Corp., Cannahealth Limited, Holigen Holdings Limited and The Flowr Corporation.	6-K	001-41324	2.1	4/27/22

4.4*	Form of Subscription Agreement for The Flowr Corporation Common Shares.	6-K	001-41324	10.1	4/27/22

4.5*	Form of Transition Services and Products Agreement between The Flowr Corporation, RPK Biopharma Unipessoal Lda. And Akanda Corp.	6-K	001-41324	10.2	4/27/22

4.6*	Non-Competition Agreement dated April 21, 2022.	6-K	001-41324	10.3	4/27/22

4.7*+	Stock Option Plan of Akanda Corp.	F-1	001-41324	10.1	2/14/22

4.8*	Agreement of Sublease between Mophuthi Matsoso Development Trust and Bophelo Bio Science and Wellness (Pty) Ltd., dated 2018.	F-1	001-41324	10.2	2/14/22

4.9*	Loan Agreement, dated September 29, 2020, by and between Bophelo Bio Science and Wellness (Pty) Ltd. and Louisa Mojela.	F-1	001-41324	10.3	2/14/22

4.10*+	Employment Agreement by and among Canmart, Halo Labs Inc. and Tejinder Virk, dated June 2, 2021.	F-1	001-41324	10.6	2/14/22

4.11*+	Contract of Employment by and between Akanda Corp. and Dr. Aslihan Akkar-Schenkl, dated September 28, 2021.	F-1	001-41324	10.7	2/14/22

4.12*+	Form of Indemnity Agreement with directors and executive officers.	F-1	001-41324	10.8	2/14/22

4.13*	Off-Take Agreement, dated August 3, 2020, by and between Medcan Ltd. and Bophelo Bio Science and Wellness (Pty) Ltd.	F-1	001-41324	10.9	2/14/22

4.14*	Service, Refinement and Distribution Agreement, effective September 15, 2021, between Cantourage GmbH and Bophelo Bio Science and Wellness (Pty) Ltd.	F-1	001-41324	10.10	2/14/22

4.15*	Bridge Loan Facility by and between Akanda Corp. and Cellen Limited dated December 2, 2021.	F-1	001-41324	10.11	2/14/22

4.16*+	Service Agreement by and among Akanda Corp., Canmart Limited and Louisa Mojela dated January 24, 2022.	F-1	001-41324	10.12	2/14/22

4.17*+	Service Agreement by and among Akanda Corp., Canmart Limited and Trevor Scott dated January 24, 2022	F-1	001-41324	10.13	2/14/22

8.1#	List of Significant Subsidiaries of Akanda Corp.

11.1*	Code of Business Conduct and Ethics of Akanda Corp.	F-1	001-41324	14.1	2/14/22

11.2*	Whistleblower Policy of Akanda Corp.	F-1	001-41324	14.2	2/14/22

11.3*	Related Party Transactions Policy of Akanda Corp.	F-1	001-41324	14.3	2/14/22

12.1#	Certification of Chief Executive Officer as required by Rule 13a-14(a)/15d 14(a) of the Securities Exchange Act of 1934

12.2#	Certification of Chief Financial Officer as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

13.2#	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Previously filed.
+	Indicates management contract or compensatory plan.
#	Filed herewith.

In accordance with SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, and the instruction to Form 20-F, the certifications furnished in Exhibit 13.1 and Exhibit 13.2 hereto are deemed to accompany this Annual Report on Form 20-F and will not be deemed “filed” for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate them by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Akanda Corp.

/s/ Tejinder Virk
By: Tejinder Virk
Title: Chief Executive Officer

Date: May 2, 2022