Form 20-F
period 2022-12-31
AKANDA CORP.
filed 2023-05-02
CIK 1888014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Katie Field, Executive Director

1a,1b Learoyd Road, New Romney, TN28 8XU, United Kingdom

Phone: +1 (202) 498 7917

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

The number of ordinary shares outstanding as of December 31, 2022 was 34,637,379

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this Annual Report on Form 20-F, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “might”, “will”, “should”, “believe”, “expect”, “could”, “would”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this Annual Report, including among other things:

●	our limited operating history;
●	unpredictable events, such as the COVID-19 outbreak, and associated business disruptions;
●	changes in cannabis laws, regulations and guidelines;
●	decrease in demand for cannabis and cannabis-derived products;
●	exposure to product liability claims and actions;
●	damage to our reputation due to negative publicity;
●	risks associated with product recalls;
●	the viability of our product offerings;

●	our ability to attract and retain skilled personnel;
●	maintenance of effective quality control systems;
●	regulatory compliance risks;
●	risks inherent in an agricultural business;
●	increased competition in the markets in which we operate and intend to operate;
●	the success of our continuing research and development efforts;
●	risks associated with expansion into new jurisdictions;
●	risks related to our international operations in Europe, including the implications of the United Kingdom’s recent withdrawal from the European Union;
●	our ability to obtain and maintain adequate insurance coverage;
●	our ability to identify and integrate strategic acquisitions, investments and partnerships and to manage our growth;
●	our ability to raise capital and the availability of future financing;
●	global economy risks; and
●	our ability to maintain the listing of our securities on Nasdaq.

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

Akanda was only recently incorporated to be a holding company. Each of our operating subsidiaries has a very limited operating history and has generated minimal revenue. Bophelo was formed and commenced operations in 2018 and was primarily engaged in construction and preparation activities since its inception. Bophelo made only one sale of cannabis flower to a local buyer in April 2022 and generated sales revenue of $31,123 in the twelve-month period ended December 31, 2022 (2021 - $nil). During the year ended December 31, 2022, the Company determined that it no longer controlled Bophelo as a result of an insolvent liquidation. As a result of the loss of control, the Company derecognized the net assets of Bophelo and accounted for the operating results as discontinued operation. Canmart was formed in 2018 and commenced operations in 2020. Canmart generated sales revenue of approximately $101,778 in the twelve-month period ended December 31, 2022 (2021 - $41,431). During the year ended December 31, 2022, the Company acquired Holigen Limited (“Holigen”) and its wholly-owned subsidiary, RPK Biopharma Unipessoal, LDA (“RPK”). RPK generated sales revenue of approximately $1,933,203 during the year ended December 31, 2022. We remain an early-stage company and have limited financial resources and minimal operating cash flow. If we cannot successfully develop, manufacture and distribute our products, or if we experience difficulties in the development process, such as capacity constraints, quality control problems or other disruptions, we may not be able to develop or offer market-ready commercial products at acceptable costs, which would adversely affect our ability to effectively enter the market or expand our market share. A failure by us to achieve a low-cost structure through economies of scale or improvements in cultivation, manufacturing or distribution processes would have a material adverse effect on our commercialization plans and our business, prospects, results of operations and financial condition.

We expect to require additional funding to maintain and expand our operations and develop our sales and distribution channels. However, there can be no assurance that additional funding will be available to us for the development of our business, which will require the commitment of substantial resources. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Potential investors should carefully consider the risks and uncertainties that an early stage company with a very limited operating history will face. In particular, potential investors should consider that we may be unable to:

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

Each of Akanda, Bophelo and Canmart has generated no revenue or, only minimal revenue, while RPK generated revenue of $2,517,904, and incurred a consolidated net loss for the fiscal year ending December 31, 2022, primarily as a result of the costs of listing, as well as increased operating expenses to execute our business plan and growth strategy. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements.

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

Our subsidiary, Bophelo, is currently in insolvency proceedings.

Our indirect wholly-owned subsidiary, Bophelo, was placed into liquidation by the High Court of Lesotho (the “Lesotho Court”) in July 2022 pursuant to an unauthorized application and request (the “Liquidation Application”) that was filed by Louisa Mojela, our former Executive Chairman, who was terminated as Executive Chairman of Akanda, and the Mophuti Matsoso Development Trust (“MMD Trust”), which we believe was established by Ms. Mojela. Mr. Chavonnes Cooper of Cape Town, South Africa, was appointed by the Lesotho Court as liquidator of Bophelo for purposes of maintaining the value of the assets owned or managed by Bophelo. While we intend to contest and seek to reverse the determination by the Lesotho Court to place Bophelo in liquidation, and will seek to recover significant loans made to Bophelo to fund the execution of Bophelo’s business plan, including payment of rents and staffing costs in the event that the Lesotho Court does not reverse its determination to place Bophelo in liquidation, there can be no assurance that we will be successful in reversing the Lesotho Court’s determination to place Bophelo in liquidation.

As a result of Bophelo’s liquidation, during the year ended December 31, 2022, we determined that we no longer controlled Bophelo. As a result of the loss of control, we derecognized the net assets of Bophelo and accounted for the operating results as discontinued operation.

We may become involved in litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our reputation, business, financial condition or results of operations.

We may become involved in litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our reputation, business, financial condition or results of operations.

In February 2023, Tejinder Virk, our former Chief Executive Officer, notified us of his resignation. Mr. Virk’s resignation was a result of disagreement with us regarding contractual obligations owed pursuant to the Service Agreement dated June 2, 2021 (the “Service Agreement”) between Mr. Virk, Halo Labs Inc., as guarantor, and Canmart Limited. According to Mr. Virk, the Company and Canmart committed a breach of the Service Agreement by failing to pay him monies and benefits owed following his placement on a paid leave of absence in November 2022 due to an internal investigation into Mr. Virk’s conduct as our Chief Executive Officer and as a director of Canmart. While we have informed Mr. Virk that he has been summarily dismissed and will be paid through February 2023, there can be no assurance that Mr. Virk will not bring forth any claims or commence any litigation against us in connection with his dismissal.

In addition, in July 2022, our former Executive Chairman, Louisa Mojela was summarily terminated as Chairman of Bophelo for Cause, as a “bad leaver”. In the event that the Lesotho Court does not reverse its determination to place Bophelo in liquidation, we plan to seek to recover significant loans that we have made to Bophelo to fund the execution of Bophelo’s business plan, including payment of rents and staffing costs.

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

Rapidly changing markets, technology, emerging industry and regulatory standards and frequent introduction of new products characterize our business. The process of cultivating and processing our cannabis products to meet applicable standards and successfully marketing such products and obtaining necessary licenses requires significant continuing costs, marketing efforts, third-party commitments and regulatory approvals. Canmart has made a limited number of sales. From 2023 and beyond, we plan to expand our product offering to include cannabis oils and extracts, and ultimately, to produce consumer branded cannabis products for discerning patients. We may not be successful in timely expanding our production capacity, or obtaining any required regulatory approvals or licenses, to implement our growth plans, which, together with any capital expenditures made in our operations, may have a material adverse effect on our business, financial condition and operating results.

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

There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as cannabidiol and tetrahydrocannabinol). Although we believe that the articles, reports and studies published support our beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, investors should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated herein or reach negative conclusions related to medical cannabis, which could have a material adverse effect on the demand for our products and could result in a material adverse effect on our business, financial condition and results of operations or prospects.

We may not be able to maintain effective quality control systems.

We may not be able to maintain an effective quality control system. The effectiveness of our quality control system and our ability to maintain EU Good Manufacturing Practice (“EU GMP”) and Good Agricultural and Collecting Practices (“GACP”) certifications with respect to our manufacturing, processing and testing facilities depend on a number of factors, including the design of our quality control procedures, training programs, and the ability to ensure that our employees adhere to our policies and procedures. We also depend on third party service providers to manufacture, process or test our products, that are subject to EU GMP and GACP requirements.

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

We believe that the medical cannabis industry is highly dependent upon positive patient, physician or investor perception regarding the benefits, safety, efficacy and quality of the cannabis distributed to patients for medical use. Perception of the medical cannabis industry, medicinal cannabis products, currently and in the future, may be significantly influenced by scientific research or findings, regulatory investigations, litigation, political statements, media attention and other publicity (whether or not accurate or with merit) both in Europe and elsewhere relating to the use of cannabis or cannabis-based products for medical purposes, including unexpected safety or efficacy concerns arising with respect to pharmaceutical-grade cannabis or cannabis-based products or the activities of medical-use cannabis industry participants.

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

Part of our strategy is to enter into and maintain arrangements with third parties related to the development, testing, marketing, manufacturing, distribution and commercialization of our products. For example, in August 2022, we entered into a cooperation agreement with Cansativa GmbH to allow the Cansativa platform to supply the German market with dried flowers from our EU-GMP certified indoor grow facility in Sintra, Portugal. Our revenues are dependent on the successful efforts of these third parties, including the efforts of our distribution partners. Entering into strategic relationships can be a complex process and the interests of our distribution partners may not be or remain aligned with our interests. Some of our current and future distribution partners may decide to compete with us, refuse or be unable to fulfill or honor their contractual obligations to us, or change their plans to reduce their commitment to, or even abandon, their relationships with us. There can be no assurance that our distribution partners will market our products successfully or that any such third-party collaboration will be on favorable terms.

Our profit margins and the timely delivery of our products are dependent upon the ability of our outside suppliers and manufacturers to supply us with products in a timely and cost-efficient manner. Our ability to develop our business and enter new markets and sustain satisfactory levels of sales in each market depends upon the ability of our outside suppliers and manufacturers to produce the ingredients and products and to comply with all applicable regulations. The failure of our primary suppliers or manufacturers to supply ingredients or produce our products could adversely affect our business operations.

There is no assurance that our sales and promotional activities will be successful.

Our future growth and profitability will depend on the effectiveness and efficiency of sales and promotional expenditures, including our ability to (i) create greater awareness of our products, (ii) determine the appropriate creative message and media mix for future marketing expenditures and (iii) effectively manage sales and promotional costs in order to maintain acceptable operating margins. We plan to continue to develop the direct sale model of Canmart, which may require us to establish our own clinics and pharmacies. Furthermore, we plan to continue development of our partnership with Cookies in Portugal. There can be no assurance that our sales and promotional expenditures will result in revenues in the future or will generate awareness of our products and services. In addition, no assurance can be given that we will be able to manage our sales and promotional expenditures on a cost-effective basis.

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

We may be subject to growth-related risks, including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Rapid growth of our business may significantly strain our management, operations and technical resources. If we are successful in obtaining large orders for our products, we will be required to deliver large volumes of products to our customers on a timely basis and at a reasonable cost. We may not obtain large-scale orders for our products and if we do, we may not be able to satisfy large-scale production requirements on a timely and cost-effective basis. Our inability to deal with this growth may have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to significant competition by new and existing competitors in the cannabis industry.

The industry in which we operate is subject to intense and increasing competition. Many of our competitors have greater resources that may enable them to compete more effectively than us in the cannabis industry, or they have a longer operating history and greater capital resources and facilities, which may enable them to compete more effectively in this market. We expect to face additional competition from existing licensees and new market entrants who are granted licenses in the jurisdictions in which we operate, including the United Kingdom and Portugal, and other jurisdictions in which we intend to expand our operations. If a significant number of new licenses are granted in the near term, we may experience increased competition for market share and may experience downward pricing pressure on our products as new entrants increase production. Such competition may cause us to encounter difficulties in generating revenues and market share, and in positioning our products in the market. If we are unable to successfully compete with existing companies and new entrants to the market, our lack of competitive advantage will have a negative effect on our business and financial condition.

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

Our success is dependent upon the ability, expertise, judgment, discretion and good faith of our senior management and key employees, including, without limitation, Katie Field, our Executive Director, and Shailesh Bhushan, our Chief Financial Officer. The loss of any member of our management team or any of our key employees could have a material adverse effect on our business and results of operations. While employment agreements and incentive programs are customarily used as primary methods of retaining the services of key employees, these agreements and incentive programs cannot assure the continued services of such employees. Any loss of the services of such individuals, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on our business, operating results or financial condition. We do not currently maintain key-person insurance on the lives of any of our key employees or members of management. Competition for qualified technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain such qualified individuals in the future, which may adversely affect our operations.

Our directors and officers may have conflicts of interest in conducting their duties.

We may be subject to various potential conflicts of interest because of the fact that some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to us. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors. For example, our Executive Director, Ms. Katie Field, is the CEO and Chairman of Halo Collective Inc. (“Halo”). Our Chief Financial Officer, Mr. Shailesh Bhushan serves as the Chief Accounting Officer of Halo.

The Coronavirus (“COVID-19”) outbreak and similar disease outbreaks or public health emergencies could adversely affect our future operations.

Our operations could be significantly and adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the outbreak of a respiratory illness caused by COVID-19 and the related economic repercussions. We cannot accurately predict the effects COVID-19 will have on our operations and the ability of others to meet their obligations with us, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In light of the COVID-19 pandemic, there could be a negative impact on sourcing medical cannabis products for our distribution in the United Kingdom or, the continued buildout and optimization of our cultivation and manufacturing facilities in Portugal in accordance with the requirement of EU GMP and the export of our cannabis products from Portugal to other areas of the world. Additionally, COVID-19 has caused significant disruptions to the global financial markets, which could impact our ability to raise additional capital. The ultimate impact on us and our significant suppliers and prospective customers is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

The U.K. and Portuguese populations have reached a significant level of vaccination. There is no guarantee, however, that the continued development of COVID-19 will not affect our operations negatively. During the year ended December 31, 2022, both the UK and Portuguese governments have substantially reduced COVID-19 restrictions.

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

Risks Related to Our International Operations

As a company based outside of the United States, we are subject to economic, political, regulatory and other risks associated with international operations.

Our business is subject to risks associated with conducting business outside of the United States. Our operations are based primarily in the United Kingdom and Portugal. Our principal office and Canmart’s operations are located in the United Kingdom, and RPK’s cultivation operations are located in Portugal. Accordingly, our future results could be harmed by a variety of factors, including, without limitation, the following:

●	economic weakness, including inflation, or political instability in non-U.S. economies and markets;
●	differing and changing regulatory requirements for product licenses and approvals;
●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
●	difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
●	changes in applicable non-U.S. regulations and customs, tariffs and trade barriers;
●	changes in applicable non-U.S. currency exchange rates and currency controls;
●	changes in a specific country’s or region’s political or economic environment, including the implications of the decision of the United Kingdom to withdraw from the European Union;
●	trade protection measures, import or export licensing requirements or other restrictive actions by governments;
●	differing reimbursement regimes and price controls in certain non-U.S. markets;
●	negative consequences from changes in tax laws;
●	compliance with applicable tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under our share option schemes or equity incentive plans;
●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	difficulties associated with staffing and managing international operations, including differing labor relations;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including droughts, floods and fires.

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

We currently expect that our sales will be denominated in U.S. Dollars and Euros and that we may, in the future, have sales denominated in the currencies of additional countries in which we establish operations or distribution. In addition, we expect to incur the majority of our operating expenses in U.S. Dollars and Euros. Our international sales may be subject to unexpected regulatory requirements and other barriers. Any fluctuation in the exchange rates of foreign currencies may negatively affect our business, financial condition and results of operations. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets.

In addition, those activities may be limited in the protection they provide from foreign currency fluctuations and can themselves result in losses.

Tax regulations and challenges by tax authorities could have a material adverse effect on our business.

We expect to operate in a number of countries and will therefore be regularly examined by and remain subject to numerous tax regulations. Changes in our global mix of earnings could affect our effective tax rate. Furthermore, changes in tax laws could result in higher tax-related expenses and payments. Legislative changes in any of the countries in which we operate could materially impact our tax receivables and liabilities as well as deferred tax assets and deferred tax liabilities. Additionally, the uncertain tax environment in some regions in which we operate may limit our ability to successfully challenge an adverse determination by any local tax authorities. We expect to operate in countries with complex tax rules, which may be interpreted in a variety of ways and could affect our effective tax rate. Future interpretations or developments of tax regimes or a higher than anticipated effective tax rate could have a material adverse effect on our tax liability, return on investments and business operations.

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

We are required to comply with extensive labor regulations in each of the countries in which we have employees, including with respect to wages, social security benefits and termination payments. Labor or employee led disruptions could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to our Regulatory Framework

The medicinal cannabis regulatory regime is restrictive and new in the United Kingdom and Europe, and laws and enforcement could rapidly change again.

There are significant legal restrictions and regulations that govern the cannabis industry in the United Kingdom. The legislative changes made to allow for the prescription and possession of medicinal cannabis without Home Office licenses are very narrow. “Cannabis” remains a Class B controlled drug under the Misuse of Drugs Act 1973 and remains a Schedule 1 drug under the Misuse of Drugs Regulation 2001 (“MDR 2001”). Schedule 1 contains drugs which are not used medically. Cultivation, distribution and possession of Schedule 1 controlled drug is illegal without appropriate licenses. It is only CBPMs that have been moved to various other schedules under the MDR 2001, which then allows for the prescription and possession of CBPMs without a license.

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

In Portugal, our cultivation and post-harvest operations through RPK have received EU GMP certification. The EU GMP certification received by us is valid for three years, which is the maximum validity period possible, and is renewable upon assessment by EU GMP inspectors. In order to maintain our EU GMP certification, we are required to comply with the EU GMP Guidelines, and may be subject to visits and information requests by EU GMP inspectors. We cannot assure you that the authorities will issue, modify, extend or renew any certification, accreditation, license or quota, or if it is modified, that it will be modified as requested or, if it is extended or renewed, that it will be extended or renewed on the same or similar terms as initially granted. In addition, our failure to maintain GMP certifications could impair or halt our ability to distribute cannabis products in a jurisdiction that requires GMP certification such as Germany or within the European Union.

The Company must maintain compliance with INFARMED which is the government agency responsible for the Health Ministry in Portugal. RPK’s license is issued by INFRAMED and the Company must remain compliant to all requests and paperwork requirements and in addition staff is needed to complete work for audits for every batch and gram of cannabis produced. Furthermore, under the Ministerial Order 83/2021, a number of security measures must be implemented throughout the medical cannabis production chain, such as having a (i) video surveillance system, (ii) intrusion detection system, (iii) permanent connection with a control center; and (iv) security guard on permanent duty. Akanda must have these security measurements in place at all times.

The Portuguese legal framework is set forth under Law no. 33/2018, of July 18th and the Decree-Law no. 8/2019 of January 15th on the use of medicines, preparations, and substances based on the cannabis plant for medicinal purposes. The legal framework also governs the regulation and supervision of activities related to the use of the cannabis plant for medicinal purposes. Most recently, Ministerial Order 83/2021 established a number of practical aspects regarding the authorisations to engage in activities related to the medical use of, as well as the requirements and procedures for applying and granting authorization for the cultivation, manufacture, wholesale trade, transport, circulation, import and export of medicines, preparations and substances based on the cannabis plant. Applications for the authorisation of activities related to cannabis for medical, veterinary or scientific research purposes should be submitted through INFARMED’s website, following which, INFARMED will then request an opinion from the Intervention Service on Additive Behaviours and Addictions (SICAD).

The prescription of cannabis-based medicinal products, preparations, and substances is a special medical prescription made in accordance with a special form approved by the Portuguese Ministry of Health. The prescription must identify the patient, the prescribing doctor, the medicinal product, preparation or substance, respective quantity, dosage, and mode of application. The prescription of cannabis-based medicinal products, preparations, and substances can only take place when conventional treatments are not efficient or cause relevant adverse effects and the therapeutic indication of the cannabis-based medicinal products, preparations and substances have been approved by INFARMED. Prescriptions of cannabis- based medicinal products, preparations, and substances can only be used once.

Dispensation of cannabis-based medicinal products, preparations, and substances for medical purposes can only be made in pharmacies by pharmacists upon provision of the respective prescription and verification of the purchaser’s identity.
The holder of a special prescription for cannabis-based medicinal products, preparations, and substances can hold and transport cannabis-based medicinal products, preparations, and substances for their own consumption, according to the prescription and up to the quantity prescribed.

Additionally, Ministerial Order no. 44-A/2019, of 31 January, establishes the mechanisms under which the price of medicines and preparations and substances based on the cannabis plant intended for medical purposes should be set. In general, the framework establishes that the price should be proposed by the holder of the authorisation to place the substance on the market to INFARMED, with reference to the current price on the international market. The price will then be approved or refused by INFARMED. In case of refusal, the holder of the authorisation to place the substance on the market should propose a new price.

Our activities are, and will continue to be, subject to evolving regulation by governmental authorities. Due to the current regulatory environment in Portugal, new risks may emerge; management may not be able to predict all such risks.

Cannabis laws, regulations, and guidelines are dynamic and subject to changes.

Cannabis laws and regulations are dynamic and subject to evolving interpretations which could require us to incur substantial costs associated with compliance or alter certain aspects of our business plan. It is also possible that regulations may be enacted in the future that will be directly applicable to certain aspects of our businesses. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. Management expects that the legislative and regulatory environment in the cannabis industry in the United Kingdom, Portugal and internationally will continue to be dynamic and will require innovative solutions to try to comply with this changing legal landscape in this nascent industry for the foreseeable future. Failure to comply with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

Public opinion can also exert a significant influence over the regulation of the cannabis industry. A negative shift in the public’s perception of the cannabis industry could affect future legislation or regulation in different jurisdictions.

There are risks associated with the regulatory regime and permitting requirements of our operations.

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the cultivation, processing and sale of our products. RPK and Canmart currently hold the licenses required to conduct their respective operations. We may not be able to obtain or maintain the necessary licenses, permits, quotas, authorizations, certifications or accreditations to operate our business going forward, or may only be able to do so at great cost. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by local governmental authorities.

Our officers and directors must rely, to a great extent, on our local legal counsel and local consultants retained in the United Kingdom and Portugal in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect our business operations, and to assist us with governmental relations. We must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in the United Kingdom or Portugal in order to enhance our understanding of and appreciation for the local business culture and practices in such jurisdictions.

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

Although we are committed to researching and developing new markets and products and improving existing products, there can be no assurances that such research and market development activities will prove profitable or that the resulting markets or products, if any, will be commercially viable or successfully produced and marketed. We must rely largely on our own market research to forecast sales and design products as detailed forecasts and consumer research are not generally obtainable from reliable third-party sources in the United Kingdom, the European market, Canada and in other international jurisdictions.

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

We expect to have sufficient capital to fund our current operations at least through the end of 2023. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances or a combination of these approaches. Raising funds in the current economic environment may present additional challenges. It is not certain that we have accounted for all costs and expenses of future development and regulatory compliance. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

We have a significant shareholder, Halo. Katie Field, our Executive Director and the Chief Executive Officer of Halo, is currently serving as Halo’s appointee to our Board of Directors pursuant to the Investor Rights Agreement. As of April 28, 2023, Halo owned approximately 12.7% of our outstanding Common Shares. Accordingly, Halo exerts and may continue to exert significant influence over us and any action requiring the approval of the holders of our Common Shares, such as election of directors, amendments to our organizational documents, and approval of significant corporate transactions. This concentration of ownership may prevent or discourage unsolicited acquisition proposals or offers for our Common Shares that you may feel are in your best interest as one of our shareholders. Furthermore, the interests of Halo may not always coincide with your interests or the interests of other shareholders and Halo may act in a manner that advances its best interests and not necessarily those of other shareholders. Additionally, our Chief Financial Officer, Shailesh Bhushan, currently serves as the Chief Accounting Officer of Halo. While our board does not believe any inherent conflict of interest exists due to each of Ms. Field and Mr. Bhushan’s roles with Halo, there may still be an appearance of a conflict of interest due to their roles.

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

Our executive officers, directors and significant shareholder, Halo, represent beneficial ownership, in the aggregate, of approximately 12.7% of our outstanding Common Shares. As a result of their beneficial ownership and management positions, these shareholders may be able to influence our management and affairs and control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These shareholders may have interests with respect to their Common Shares that are different from those of public investors, and the concentration of voting power among one or more of these shareholders may have an adverse effect on the price of our Common Shares. In addition, this concentration of ownership might adversely affect the market price of our Common Shares by:

●	delaying, deferring or preventing a change of control in us;
●	impeding a merger, consolidation, takeover or other business combination involving us; or

●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Our directors and officers may have conflicts of interest in conducting their duties.

We may be subject to various potential conflicts of interest because of the fact that some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to us. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors. For example, our Executive Director, Ms. Katie Field, is the CEO and Chairman of Halo and our Chief Financial Officer, Mr. Shailesh Bhushan serves as the Chief Accounting Officer of Halo.

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

We are incorporated under the laws of the Province of Ontario, Canada and most of our assets are located outside of the United States. Furthermore, most of our directors and officers reside outside of the United States in Canada and the United Kingdom. As a result, investors may not be able to effect service of process within the United States upon our directors or officers or enforce against them in U.S. courts, judgments predicated on U.S. securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts, judgments obtained against these persons in courts located in jurisdictions outside of the United States.

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

ITEM 4.INFORMATION ON THE COMPANY

A. History and Development of the Company

Akanda Corp. was incorporated in the Province of Ontario, Canada on July 16, 2021 in connection with the plan of Halo to reorganize its medical cannabis market focused international business assets. In September 2021, we entered into a share purchase agreement with Halo, a publicly-traded, vertically integrated multinational cannabis company (NEO: HALO) (OTCQX: HCANF) (Germany: A9KN). Pursuant to this agreement, we acquired all the issued and outstanding equity interests of Cannahealth Limited, a Republic of Malta company (“Cannahealth”), from Halo (the “Cannahealth Acquisition”).

At the closing of the Cannahealth Acquisition on November 3, 2021, Cannahealth owned all the issued and outstanding equity interests of Canmart and Bophelo Holdings, which owned all the issued and outstanding equity interests of Bophelo. As a result of the Acquisition, both Bophelo and Canmart became our indirect wholly-owned subsidiaries. As consideration for this Acquisition, we issued 13,129,212 Common Shares to Halo at a price of $1.00 per share, resulting in Halo owning approximately 68.3% of all our outstanding Common Shares at the closing of the Cannahealth Acquisition.

On November 12, 2021, Halo transferred 2,100,000 Common Shares to an unaffiliated party, 1306077B.C. LTD. (the “Halo Transferee”), which resulted in Halo owning 49.6% of our issued and outstanding Common Shares (the “Halo Transfer”) at the time. On 14 March 2022, and pursuant to a convertible debenture agreement between Akanda and Halo, Akanda issued 1,645,745 common shares to Halo to settle the principal amount and accrued interest (at the time of conversion) of $6,582,980 owing to Halo in terms of the convertible debenture agreement. Item 4.C. – Organizational Structure, summarizes our current legal entity structure. Halo owns approximately 12.7% of our issued and outstanding Common Shares as of April 28, 2023.

On April 20, 2022, Akanda, Cannahealth, The Flowr Corporation (“Flowr”) and Holigen Holdings Limited (“Holigen”), a wholly-owned subsidiary of Flowr entered into a share purchase agreement (the “Holigen Agreement”) whereby Cannahealth would acquire 100% of the ordinary shares of Holigen, which is the holding company of RPK Biopharma, Unipessoal, LDA (“RPK”), a cultivator and manufacturer of medical cannabis products based in Portugal (the “Holigen Acquisition”). The Holigen Acquisition closed on May 1, 2022.

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

Flowr entered into a lock-up agreement with Akanda, pursuant to which they agreed not to sell any Akanda Shares for a period of eleven (11) months following the closing date of the Holigen Acquisition, with limited exceptions as discussed in the Holigen Agreement. Flowr also entered into restrictive covenant agreements pursuant to which they agreed that they will not compete with the business conducted by Holigen nor solicit its employees for a period of two years following the closing date. Pursuant to the Holigen Agreement, Flowr also agreed to customary indemnifications for the benefit of Cannahealth and Akanda. Capitalized terms not defined herein shall have the meanings ascribed to them in the Holigen Agreement which is filed as Exhibit 2.1 to Akanda’s Report Form 6-K filed on April 27, 2022 and is incorporated by reference herein.

On July 15, 2022, our indirect wholly-owned subsidiary Bophelo, a Lesotho company, was placed into liquidation by the High Court of Lesotho (the “Lesotho Court”) pursuant to an unauthorized application and request (the “Liquidation Application”) that was filed by Louisa Mojela, our former Executive Chairman, who was terminated as Executive Chairman of Akanda in July 2022, and the Mophuti Matsoso Development Trust (“MMD Trust”), which we believe was established by Ms. Mojela. Mr. Chavonnes Cooper of Cape Town, South Africa, was appointed by the Lesotho Court as liquidator of Bophelo for purposes of maintaining the value of the assets owned or managed by Bophelo. We intend to contest and seek to reverse the determination by the Lesotho Court to place Bophelo in liquidation, and will seek to recover significant loans made to Bophelo to fund the execution of Bophelo’s business plan, including payment of rents and staffing costs in the event that the Lesotho Court does not reverse its determination to place Bophelo in liquidation. As a result of Bophelo’s liquidation, during the year ended December 31, 2022, we determined that we no longer controlled Bophelo. As a result of the loss of control, we derecognized the net assets of Bophelo and accounted for the operating results as discontinued operation.

On August 9, 2022, we entered into a cooperation agreement with Cansativa GmbH (“Cansativa Group”) to allow the Cansativa platform to supply the German market with dried flowers from Akanda’s EU-GMP certified indoor grow facility in Sintra, Portugal. All pharmacies in Germany will be able to purchase these products through the Cansativa platform.

On September 13, 2022, we entered into an exclusive license agreement with international cannabis lifestyle brand Cookies. The multi-year agreement enables us to pursue the current medical and future adult-use opportunities in Europe with what we believe is one of the best-known cannabis brands and highest quality genetics in the world. Under the terms of the license agreement, Akanda gains the ability to cultivate, manufacture and distribute Cookies strains, and the rights to sell Cookies branded products, including non-cannabis merchandise, in Portugal. Akanda intends to initially produce EU GMP certified Cookies branded high THC medical cannabis products at its flagship indoor premium cultivation and manufacturing facility in Sintra, Portugal. Additionally, Akanda is able to exclusively open and operate flagship Cookies branded pharmacy outlets throughout the country. Cookies, founded in 2010 by Billboard-charting rapper and entrepreneur Berner and Bay Area breeder and cultivator Jai, offers a collection of over 70 proprietary cannabis cultivars and more than 2,000 products.

Akanda’s EU GMP certified indoor grow facility in Sintra received its first purchase order in September 2022. Akanda recently entered into an agreement to deliver 1,000 kilograms of high-grade medical cannabis flower to German pharmacies through the Cansativa platform. Cansativa is the only company in Germany permitted to distribute domestically grown cannabis. Cansativa will have a right of first refusal (ROFR) to take on additional quantities that could result in the full capacity utilization of RPK’s 2,000 kilograms per annum indoor production capacity. Akanda is targeting a leading 10% market share position of German medical cannabis imports, with room for additional expansion and growth. Germany has imported medical cannabis from numerous countries, with Portugal becoming an increasingly larger player gaining ground on Canada, the leader in this space. Holigen is one of few publicly traded companies that is a Europe-based cultivator, manufacturer and distributor of EU GMP certified medical cannabis. Holigen hosts a one-of-a-kind 20,000 square foot indoor cultivation site in Sintra dedicated to the cultivation of high THC premium cannabis as well as a large 7 million square foot (180+ acres) outdoor facility located two hours south in Aljustrel.

On November 30, 2022, our former Chief Executive Officer, Tejinder Virk was placed on a paid leave of absence due to an internal investigation into Mr. Virk’s conduct as our Chief Executive Officer and as a director of Canmart. In February 2023, Mr. Virk notified us of his resignation as our Chief Executive Officer. Mr. Virk’s resignation was a result of disagreement with us regarding contractual obligations owed pursuant to the Service Agreement between Mr. Virk, Halo Labs Inc., as guarantor, and Canmart Limited. According to Mr. Virk, the Company and Canmart committed a breach of the Service Agreement by failing to pay him monies and benefits owed following his placement on a paid leave of absence in November 2022. On February 13, 2023, we notified Mr. Virk that he has was summarily dismissed.

On March 9, 2023, we implemented a 1-for-10 reverse stock split of our common shares. Every 10 shares of our issued and outstanding common shares were automatically converted into one issued and outstanding common share. No fractional shares were issued as a result of the reverse stock split. Instead, any fractional shares that resulted from the split were rounded down to the next whole number. The reverse stock split affected all shareholders uniformly and did not alter any shareholder’s percentage interest in the Company’s outstanding common shares, except for adjustments that resulted from the treatment of fractional shares.

Our principal executive offices and mailing address are located at 1a, 1b Learoyd Road New Romney TN28 8XU, United Kingdom, and our telephone number is +44 (203) 488-9514.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website akandacorp.com. The information contained on our website is not a part of this annual report.

B. Business Overview

Background

We are a cannabis cultivation, manufacturing and distribution company whose mission is to provide premium quality medical cannabis products to patients worldwide. We are an early stage, emerging growth company headquartered in London, the United Kingdom. We have a limited operating history and minimal revenues to date. Canmart and RPK are our operating and wholly-owned subsidiaries. We expect to expand their local operations and develop sales channels of our medicinal-grade cannabis products and cannabis based medical and wellness products in international markets and in particular, in Europe.

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

Cannahealth Limited

Our direct wholly-owned subsidiary Cannahealth, a Republic of Malta company, is a holding company of all the ownership interests in Canmart and Holigen. Cannahealth does not engage in any operations.

Holigen Holdings Limited

In May 2022, our wholly owned subsidiary, Cannahealth, acquired 100% of the ordinary shares of Holigen and its wholly-owned operating subsidiary, RPK Biopharma Unipessoal, LDA from the Flowr Corporation. Through its operations in RPK, Holigen is a producer of premium EU GMP grade indoor grown cannabis flower. The acquisition of Holigen enables us to immediately have the ability to produce EU GMP grade cannabis flower for the European market.

RPK Biopharma Unipessoal, LDA

RPK Biopharma Unipessoal, LDA’s operations consist of a 20,000 square foot indoor EU GMP certified grow facility located near Sintra, Lisbon, Portugal, dedicated to the cultivation of high-THC premium cannabis as well as a large seven million square foot (180+ acre) outdoor facility located in Aljustrel, Portugal.

Bophelo Bio Science and Wellness (Pty) Ltd

Our indirect wholly-owned subsidiary Bophelo, a Lesotho company, is focused on the cultivation of cannabis, the production of medical cannabis products including dried flower, oils, and other concentrates and the supply of such medical cannabis products to wholesalers in international markets. As a result of Bophelo’s liquidation, during the year ended December 31, 2022, we determined that we no longer controlled Bophelo. As a result of the loss of control, we derecognized the net assets of Bophelo and accounted for the operating results as discontinued operation.

Competition

European Union

Our main competitors in Portugal are the other 34 companies licensed by INFARMED for activities with cannabis, but specifically the others that are EU-GMP certified (as of Jan. 1, 2023) such as Tilray Portugal, Unipessoal, Lda, Portocanna SA,

Agrivab Medical Cannabis, and Clever Leaves Portugal Unipessoal Lda. (as of April 2023, Tilray and Clever Leaves have decided to close or reduce operations in Portugal). There is an increasing number of companies with applications to enter the cultivation market in Portugal, many of them at this time were not able secure sales contracts which has led to closure of many competitors. RPK’s contracts to sell product to Germany because of the company’s EU-GMP certified product which does not require radiation gives it a competitive advantage over all of its competitors in the country. The German market has just recently voted in favor legalizing cannabis but it does not yet have cultivation facilities in the country and is dependent on import from other nations.

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

Business Partnerships

In August 2022, we entered into a cooperation agreement with Cansativa Group to allow the Cansativa platform to supply the German market with dried flowers from Akanda’s EU-GMP certified indoor grow facility in Sintra, Portugal. All pharmacies in Germany will be able to purchase these products through the Cansativa platform.

In September 2022, we entered into an exclusive license agreement with international cannabis lifestyle brand Cookies. The multi-year agreement enables us to pursue the current medical and future adult-use opportunities in Europe with what we believe is one of the best-known cannabis brands and highest quality genetics in the world. Under the terms of the license agreement, Akanda gains the ability to cultivate, manufacture and distribute Cookies strains, and the rights to sell Cookies branded products, including non-cannabis merchandise, in Portugal. Akanda intends to initially produce EU GMP certified Cookies branded high THC medical cannabis products at its flagship indoor premium cultivation and manufacturing facility in Sintra, Portugal. Additionally, Akanda is able to exclusively open and operate flagship Cookies branded pharmacy outlets throughout the country.

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

Regulatory Framework in the European Union

Germany

In March 2017, Germany legalized cannabis for medicinal purposes. Since then, Germany has rapidly become Europe’s leading medical cannabis market. Germany’s federal regulator, BfArM, takes a progressive approach to legal cannabis reimbursing patients for treatment via public insurers. Apart from dentists and veterinarians, any physician is authorized to prescribe medical cannabis. There are no limitations on which medical conditions are eligible for cannabis treatment. Together with the affordability granted by reimbursement and clear regulations around distribution and dispensation, patient access is greater than anywhere else in Europe.

Portugal

In 2001, Portugal decriminalized possession and consumption of personal amounts of drugs, including up to 25 grams of cannabis. Further, in 2018, Portuguese authorities passed a bill allowing the consumption of medical cannabis for domestic patients. Medicine is licensed under INFARMED, the country’s primary regulatory body, which has responsibility for licensing the cultivation of high THC plants. Although cultivation of cannabis for medical purposes has been taking place in Portugal for years, legalization in 2018 has caused more companies to take advantage of Portugal’s favorable climate as it relates to cannabis cultivation.

Inflation and Seasonality

The facility in Portugal is an indoor facility, therefore seasonality has no effect on the harvest month to month or season to season. Inflation has increased operating and production cost for the Portugal facility. Increased labor costs, as well electrical and material costs such as fertilizer have had an impact on net revenue. See Item 5 of this Annual Report for a discussion of our operating and financial results.

C.Organizational Structure

The following chart reflects our organizational structure (including the jurisdiction of formation or incorporation of the various entities).

D.Property, Plants and Equipment

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

RPK consists of a high-quality 20,000 square foot indoor facility located near Lisbon (in Sintra) dedicated to the cultivation of high-THC premium cannabis, one of a limited number of fully certified EU GMP of its kind in Europe. Akanda has decided not to pursue the Aljustrel facility any further.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Our fiscal year begins on January 1 and ends on December 31. Unless otherwise noted, references to year pertain to our fiscal year. For example, 2022 refers to fiscal 2022 which is the period from January 1, 2022 and to December 31, 2022.

Our Audited Financial Statements for the years ended December 31, 2022, 2021 and 2020, respectively, for Akanda Corp. as a group (the “Akanda Group”), have been prepared in accordance with International Financial Reporting Standards (IFRS) and are presented in millions of US dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

We have derived the consolidated statements of operations data for Akanda Group for the years ended December 31, 2022, 2021 and 2020, respectively and the consolidated financial position information as at December 31, 2022, 2021 and 2020, respectively, from the Akanda Group’s Audited Financial Statements included under Item 18 of this Annual Report on Form 20-F.

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

As a result of Bophelo’s liquidation, during the year ended December 31, 2022, we determined that we no longer controlled Bophelo. As a result of the loss of control, we derecognized the net assets of Bophelo and accounted for the operating results as discontinued operation.

A. Operating Results

Results of Operations

The discussion below summarizes Akanda Group’s consolidated historical operation results.

On September 28, 2021, Halo entered into a share purchase agreement with Akanda in connection with the sale and purchase of its equity holding in Cannahealth. The agreement became unconditional on or around 3 November 2021 and the Cannahealth Acquisition was successfully completed.

Prior to the completion of the Cannahealth Acquisition, Halo completed an internal reorganization, pursuant to which Halo’s international assets in the UK & Lesotho namely Canmart Ltd, Bophelo Holdings Ltd and Bophelo Bio Science and Wellness (Pty) Ltd became, directly or indirectly, wholly owned subsidiaries of Cannahealth. As part of this internal reorganization, Bophelo Holdings Ltd acquired the claims held by Halo against the Company, as well 100% of the issued share capital of the Company from Halo. Bophelo Holdings Ltd, is in turn, a wholly owned subsidiary of Cannahealth. Following the completion of the internal reorganization and the successful closing of the Transaction, Akanda became the ultimate parent company of Bophelo Bio Science and Wellness (Pty) Ltd.

On April 20, 2022, Akanda, Cannahealth, The Flowr Corporation (“Flowr”) and Holigen Holdings Limited (“Holigen”), a wholly-owned subsidiary of Flowr entered into a share purchase agreement (the “Holigen Agreement”) whereby Cannahealth would acquire 100% of the ordinary shares of Holigen, which is the holding company of RPK Biopharma, Unipessoal, LDA (“RPK”), a cultivator and manufacturer of medical cannabis products based in Portugal (the “Holigen Acquisition”). The Holigen Acquisition closed on May 1, 2022.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021 and the Year Ended December 31, 2020.

The following table sets forth key components of Akanda’s results of operations for the years ended December 31, 2022 compared to the years ended December 31, 2021 and December 31, 2020.

	Years ended
	December 31,
	2022	2021	2020

Sales	$2,619,682	$41,431	$2,062
Cost of sales	566,252	43,022	1,809
Gross Profit (Loss) before loss on change in fair value biological assets	2,053,430	(1,591)	253
Gain (Loss) on change in fair value of biological assets	1,216,129	—	(58,429)
Gross Loss	3,269,559	(1,591)	(58,176)

Operating expenses
Depreciation and amortization	3,598,323	478	248,743
Consulting and professional fees	7,759,824	1,212,422	702,016
Personnel expenses	6,593,527	1,184,734	374,900
Travel expenses	—	—	50,636
Share-based payment expenses to social development trust	2,124,615	—	—
General and administrative expenses (recovery)	3,369,659	170,926	229,743
License fees	—	—	1,491
Total operating expenses	23,445,948	2,568,560	1,607,529

Operating loss	(20,176,389)	(2,570,151)	(1,665,705)

Other (expense) income:
Finance income	886	90	10,188
Finance expense	(115,324)	(10,509)	(645,162)
Foreign exchange loss, net	(256,431)	106,813	—
Gain on bargain purchase	12,760,356	—	—
Gain on debt settlement	67,075	—	—
Other income	659	54	108
Change in fair value of financial assets measured at FVTPL	(516,281)
	11,940,940	96,448	(634,866)

Net loss from continuing operations	(8,235,449)	(2,473,703)	(2,300,571)

Loss from discontinued operations	(3,422,225)	(5,657,494)	—

Net loss	$(11,657,674)	$(8,131,197)	$(2,300,571)
Translation adjustment	(1,395,508)	110,042	150,626
Comprehensive loss	$(13,053,182)	$(8,021,155)	$(2,149,945)

Loss per share from continuing operations - basic and diluted	(0.28)	(0.15)	(0.18)
Loss per share - basic and diluted	$(0.39)	$(0.50)	$(0.18)
Weighted average common shares outstanding	29,930,094	16,223,996	13,129,212

Revenue

The revenue of $2,619,682 for the year ended December 31, 2022 as compared to $41,431 for 2021 came from Canmart Ltd. in the UK and RPK in Portugal. There was revenue of $2,062 in 2020 from Canmart. The revenue increase in 2022 is significant due to the acquisition of RPK and due also to more focus on ramping up of its operations by securing CBPM products from international suppliers in Canada, importing these products and applying additional efforts on expanding sales of these imported products to patients, through dispensing clinics and physicians. Canmart sold, during the current period, a variety of different CBPM product types, including cannabis oil and cannabis flower for medical use. Canmart has access to use a 30,000 square foot logistics warehouse in SE England. Canmart has obtained the necessary licenses to import CBPMs to supply the patients in the U.K. domestic market. Canmart is further focusing on tapping other international markets for the import of various CBPM products.

Cost of Sales

Cost of sales increased from $1,809 in 2020 to $43,022 in 2021 and $566,252 in 2022. The increase is directly related to the increase in sales activities during the year 2022. This increase in sales represents the associated cost of CBPMs imported by Canmart and supplied to its patients. The increase is essentially commensurate with increased purchases and sales of CBPMs in the current period due to the fact that Canmart commenced more meaningful sales activity in the year ended December 31, 2022 compared to the low level of sales in the previous periods. The increase in cost of sales is also due to the purchase and sales activities by RPK, a newly owned subsidiary of the Company.

Loss on change in fair value of biological assets

The gain on change in fair value of biological assets was recognized in RPK Biopharma Unipessoal Lda. This is because of the fact that there is huge certainty around selling of the harvested produce both locally and for export. The fair value of the biological assets was determined based on the most recent available evidence for the selling price of similar biological assets. The valuation was done by an independent valuator considering the selling price available for cannabis biomass in Portugal and the historical cost paid by the company for the cannabis seeds. The gain increased from $(58,429) in 2020 and $nil in 2021 to $1,216,129 in 2022 and it has the effect of valuation of the biological assets as at the end of December 31, 2021.

Amortization and Depreciation

Amortization and depreciation expenses increased from $248,743 for 2020 and $478 for 2021 to $3,598,323 for the year ended December 31, 2022. The increase in the amortization and depreciation expenses recorded during the year ended December 31, 2022 was due to depreciation charges on additional items of property, plant and equipment that were acquired and brought into use during 2022. Amortization and depreciation charges for the year ended December 31, 2022 were a result of additional amortization and depreciation on intangible assets (the Company’s cannabis operating license) and property, plant and equipment that was in place at January 1, 2021 as well due to additional depreciation on new additions to property, plant and equipment that took place during the year ended December 31, 2022.

Consulting and Professional Fees

The consulting and professional fees incurred increased from $702,016 in 2020 and $1,212,422 in 2021 to $7,759,824 for the year ended December 31, 2022. This increase in consulting and professional fees resulted from the increased operations in Canmart and RPK, and increased corporate activity around completion of the internal reorganization undertaken by Halo as a precursor to the Acquisition, as well as due to the engagement of various professional advisors in relation to Akanda Group’s plans for an initial public offering and listing.

Personnel Expenses

The group incurred personnel expenses of $6,593,527 for the year ended December 31, 2022 compared to $1,184,734 and $374,900 for 2021 and 2020, respectively. The increase in personnel expenses was due to increased operational staff for RPK’s cultivation operations in Portugal. Additional staff were hired due to a ramp-up of cultivational activities as well as site build-out activities. Furthermore, Halo seconded several senior cultivation staff members to Bophelo in order to assist with the set-up of operations. For the year ended December 31, 2022, the group experienced a significant increase in personnel expenses primarily due to a large number of casual waged workers being hired to assist with the build out of Bophelo’s new shade cloth cultivation areas, as well to assist with other site build out activities relating to general infrastructure needed on the site. Canmart also experienced significant increase in the personnel expenses due to the hiring of executives and management during June and July 2021, including Akanda’s executive team who are employed by Canmart that came to around $1,634,442 in 2022.

General and Administration Expenses

The group incurred general and administration expenses of $3,369,659, $170,926 and $229,743 for the years ended December 31, 2022, 2021 and 2020, respectively. These costs consisted mainly of a broad range of site related operational expenses such as utilities, fuel costs, import duties, security expenses, repairs and maintenance and consumables. These costs increased compared to the prior period mainly due to increased activity on site as the ramp up of the facility continues. The year-on-year increase is mainly due to increased operational expenditure resulting from the uplift in site activity and the increased planting and harvesting activity of noncommercial cannabis crops as well as due to increased infrastructure build out.

Interest Expense

The group incurred interest expense of $115,324 for the year ended December 31, 2022 compared to interest expense of $10,509 for 2021 and $645,162 for 2020. The interest expense recorded in 2021 which was primarily due to the interest expense unwind relating to the lease liability that was recognized on inception of the lease of Bophelo’s premises in T’sakohlo in April 2019, were reclassified to loss from discontinued operations during the year ended December 31, 2022. Interest expense implicit in the lease were compounded by the fact that Bophelo did not make lease payments under the lease until the mid of 2021. The interest expense increase during the year ended December 31, 2022 consisted mainly of financing costs incurred in Akanda and RPK.

Interest income

Interest income for the year ended December 31, 2022 was $886 compared to $90 for 2021 and $10,188 for 2020. This increase was related to interest received during the year 2022 as a result of experiencing increased average cash balances throughout the year.

Foreign Currency Translation

The foreign exchange gain/(loss) is recognized on the translation of the financial statements from their functional currencies to United States Dollar. The Lesotho Loti is the functional currency of Bophelo, Euro is the functional currency of Cannahealth, Holigen and RPK, Great British Pounds is the functional currency of Canmart and Canadian dollars is the functional currency of Akanda while the United States Dollar is its reporting currency. The exchange gains and losses have not been incurred on any transactions or balances held by these companies in a different currency.

Net Loss and Total Comprehensive Loss

For the years ended December 31, 2022, 2021 and 2020, respectively, the group incurred a net loss of $11,657,674, $8,131,197 and $2,300,571, respectively, and a comprehensive loss of $13,053,182, $8,021,155 and $2,149,945, respectively, which consisted primarily of consulting and professional fee expenses of $7,759,824, $1,212,422 and $702,016, respectively, personnel expenses of $6,593,527, $1,184,734, and $374,900, respectively, general and administrative expenses of $3,369,659, $170,926, and $229,743, respectively, and loss from discontinued operations of $3,422,225, $5,657,494, and $nil, respectively. The increase in losses for the year ended December 31, 2022 compared to 2021 and 2020 is due to increased expenses relating to an uptake in operational and cultivating activities during the year ended December 31, 2022, mainly as result of the build out of the shade cloth cultivation facility and other site ramp up and build out activities. Additionally, the increase in the expenses was also due to the corporate activity carried out on the Halo restructuring and Akanda’s IPO, as well as the acquisition of new subsidiaries during the year ended December 31, 2022.

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

The following table summarizes our cash flows from operating, investing and financing activities for the years ended December 31, 2022, 2021 and 2020:

	Year Ended
	December 31, 2022
	2022	Change	2021
Cash used by operating activities	$(11,469,396)	$(4,912,334)	$(6,557,062)
Cash used in investing activities	$(4,218,662)	$(3,642,190)	$(576,472)
Cash provided by financing activities	$14,138,636	$2,902,945	$11,235,691

	Year Ended
	December 31, 2021
	2021	Change	2020
Cash used by operating activities	$(6,557,062)	$(5,204,594)	$(1,352,468)
Cash used in investing activities	$(576,472)	$(144,269)	$(432,203)
Cash provided by financing activities	$11,235,691	$(10,202,206)	$1,033,485

Cash Flows from Operating Activities

For the year ended December 31, 2022, Akanda’s cash flow from operating activities increased by $4,912,334 due to increased operating expenses at Bophelo and RPK due to a ramp of up of activity on site, as well as due to corporate expenses incurred as a result of corporate activity, such as the formation of Akanda Corp., the acquisition of Cannahealth (and its subsidiaries) from Halo and the Initial Public Offering and listing of the Company, and the acquisition of Holigen (and its subsidiary, RPK). Working capital investment decreased as a result of an increase in accounts payable relating to accrued legal, consulting and audit fees.

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

During the year ended December 31, 2022, Akanda completed its initial public offering of 4,000,000 common shares at a price of $4.00 per share to the public for a total of $16,000,000 of gross proceeds to Akanda, prior to deducting underwriting discounts, commissions, and other offering expenses on March 17, 2022. The common shares began trading on The Nasdaq Capital Market on March 15, 2022, under the symbol “AKAN.” Akanda used and intends to use the proceeds from the initial public offering primarily for property, plant and equipment, operations, working capital and general corporate purposes. Akanda issued 162,000 common shares upon gross receipts of $405,000 net of issuance costs of $126,519.

Short Term Loan

During year ended December 31, 2021, Akanda received additional loans in the amount of $6,679,135 and during the year ended December 31, 2022, Akanda received loans of $501,217 for its capital as well as working capital needs.

Disclosure of Contractual Arrangements

On December 31, 2022, Akanda Group was committed to minimum lease payments as follows:

	Less
	than
	One	1 – 5	Over 5
Contractual Obligation	Year	Years	Years
Land lease	$240,000	$140,000	$380,000

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

Subsequent to the year ended December 31, 2022

On April 26, 2023, we entered into a loan agreement (the “Veridia Loan Agreement”) with Veridia Canada, LTD. (“Veridia”), as lender, and our subsidiary, RPK Biopharma, Unipessoal, LDA., as guarantor, for EUR 500,000, which amount can be increased up to EUR 1,000,000 per the terms of the Veridia Loan Agreement.

As collateral for the loan amount, we assigned to Veridia the credits held by RPK including, but not limited to, all receivables and purchase orders due to RPK by Cansativa Group and Grovida Lda., and granted to the Veridia a first ranking commercial pledge over the inventory owned by RPK, including all cannabis inventory and equipment at RPK’s Sintra site. Pursuant to the Veridia Loan Agreement, the loan shall be repaid in full within 90 days of July 27, 2023 (the “Maturity Date”). If the loan (or any part thereof) is not repaid on the Maturity Date, we shall, from the Maturity Date, pay interest on such overdue amount at the rate of 4% per annum and such interest shall be payable on demand (or on earlier repayment of the overdue loan) accruing daily on the basis of a 365 day year, both before and after any judgment.

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

E. Critical Accounting Policies and Estimates

Please refer to Note 3 of Akanda Group’s audited financial statements included in Item 18 of this Annual Report on Form 20-F.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of April 28, 2023.

Name	Age	Position
Katharyn Field(1)	40	Executive Director
Shailesh Bhushan(2)	55	Chief Financial Officer
Harvinder Singh(3)	60	Director
Jatinder Dhaliwal(3)	34	Director
David Jenkins(3)	42	Director
(1)	Ms. Field is the Chief Executive Officer, Chairman of the Board and an appointee of Halo, which owns approximately 12.7% of our outstanding Common Shares.
(2)	Mr. Bhushan is the Chief Accounting Officer of Halo, which owns approximately 12.7% of our outstanding Common Shares.
(3)	Independent Director.

Katharyn Field has served as our Executive Director since July 2022. Ms. Field is also currently CEO and Chairman of Halo (NEO: HALO), a position she has held since June 2022. From February 2020 to June 2022, Ms. Field served as the president of Halo and from April 2019 through February 2020, she served as the Chief Strategy Officer at HALO. Ms. Field’s resume includes senior positions at the Brookings Institution, from October 2005 to May 2009 and Bain & Company from September 2011 to March 2013. In 2014, she entered the cannabis industry and led the procurement, build out, and sale of one of five original vertically integrated companies with state licenses in Florida. Subsequently, Ms. Field operated a strategy consulting practice focused on cannabis and also worked at MariMed from May 2018 to January 2019 as Executive Vice President of Corporate Development. Ms. Field was elected as a member of Sway Energy Corporation’s board of directors from February 2021 to May 2022. Ms. Field also completed an internship in the public liaison’s office of The White House during the George W. Bush administration. Ms. Field holds an MBA from Columbia Business School and a BA with honors from Stanford University.

Shailesh Bhushan has served as our Chief Financial Officer since March 2023. Mr. Bhushan is also currently the Chief Accounting Officer of Halo, a position that he has held since September 2018. Mr. Bhushan is currently a director at Aspen Communications Pvt. Ltd., a position that he has held since August 2019; a director at Eventquest Marketing India Pvt. Ltd., a position that he has held since March 2008; and a director at Sidhu Sister Developers Pvt. Ltd., a position that he has held since March 2008. Mr. Bhushan also worked as the Chief Accounting Officer at ANM Inc. from July 2016 to September 2018. Mr. Bhushan has been designated a Chartered Accountant by the Institute of Chartered Accountants of India and holds a Masters in Commerce from Agra University.

Harvinder Singh has served as one of our directors and as a member of our Audit Committee, our Compensation Committee and our Nominating and Corporate Governance Committee since July 2022. Mr. Singh is currently a director at Cool Products Ltd., a position that he has held since August 2017; and a partner at Heathrow Medical LLP., a position that he has held since February 2007. Mr. Singh was a founder of Cool Products Ltd., which designs and supplies wholesale peripheral products for the cannabis and other medical industry related products. Mr. Singh has a network of accredited suppliers in the Far East who are able to design, prototype and produce medical equipment. Mr. Singh has received a degree (with honors) in Product Design from Birmingham City University.

Jatinder Dhaliwal has served as one of our directors and as a member of our Audit Committee, our Compensation Committee and our Nominating and Corporate Governance Committee since July 2022. Mr. Dhaliwal is a registered pharmacist and has significant capital markets experience, having served as CEO and director of multiple publicly traded cannabis companies. Mr. Dhaliwal is currently a director and Chief Executive and Financial Officer at Binovi Technologies Corp., a position that he has held since January 2022; currently a director and Chief Executive and Financial Officer at Kiaro Holdings Corp., a position that he has held since August 2022; was a director at Makara Mining Corp., a position that he held from August 2021 to March 2022; a director and CEO at Global Health Clinics Ltd., a position that he has held since March 2019; a director and CEO at EGF Theramed Health Corp., a position that he held from January 2022 to August 2022; a director at Ravenquest Biomed Inc, a position that he has held since November 2019; and a director at Intact Gold Corp., a position that he has held since November 2019. Mr. Dhaliwal holds a Bachelor of Pharmacy from the University of British Columbia and a Bachelor of Science in Biology from the University of Victoria.

David Jenkins has served as one of our directors and as a member of our Audit Committee and our Compensation Committee since February 2023. Mr. Jenkins is currently a director at Binovi Technologies Corp., a position that he has held since December 2021; a director at Kiaro Holdings Corp. (TSXV: KO), a position that he has held since August 2022; a director at Levitee Labs., a position that he has held since January 2022; a director at Pontus Protein Ltd. (TSXV: HULK), a position that he has held since March 2022; a director at Boundary Gold & Copper Mining Ltd., a position that he has held since July 2020; a director at Montego Resources Inc., a position that he has held since January 2020; and a director at Quantum Battery Metals Corp., a position that he has held since January 2020.

B. Compensation

Compensation of our Executive Officers and Directors

The following table sets forth information concerning the compensation of our executive officers and members of our Board of Directors for 2022.

					Change in
					pension value
					and
				Non-equity	nonqualified
		Stock	Option	incentive plan	deferred	All other
	Salary	awards	awards	compensation	compensation	compensation	Total
	($)	($)	($)	($)	earnings	($)	($)
Louisa Mojela (Former Executive Chairman)	792,678	15,944	—	—	—	8,391	817,013
Tejinder Virk (Former Chief Executive Officer)	1,298,967	170,144	—	—	—	—	1,469,111
Katharyn Field (Executive Director)	34,798	—	—	—	—	—	34,798
Jatinder Dhaliwal (Director)	34,798	—	—	—	—	—	34,798
Harvinder Singh (Director)	34,798	—	—	—	—	—	34,798
Charles Kié (Former Lead Independent Director)	75,750	6,638	—	—	—	—	82,388
Philip Van Den Berg (Former Non Executive Director)	37,500	8,010	—	—	—	—	45,510
Trevor Scott (Former Chief Financial Officer)	631,352	417,755	—	—	—	7,761	1,056,868
Dr. Aslihan Akkar-Schenkl (Former President)	131,654	18,195	—	—	—	—	149,849
Total	3,072,295	636,686				16,152	3,725,133

Director Compensation

We have four directors who were elected to our Board of Directors in September 2022 and February 2023. We currently do not pay our directors who are executive officers additional compensation. We expect to compensate our non-executive directors for their director services. which will be settled in cash or partly in equity awards at the election of the non-executive director. Total non-executive director compensation is as follows:

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

Executive Employment Agreements, Arrangements or Plans

There are currently no executive employment agreements entered into and currently in place between the Company and its executive officers.

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

Please refer to Note 15 of Akanda Group’s audited financial statements included in Item 18 of this Annual Report on Form 20-F for a discussion of Restricted Share Units issued in Fiscal 2022.

C. Board Practices

Introduction

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors is composed of four directors. When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to effectively satisfy its oversight responsibilities in light of our business and structure, the Board of Directors focuses primarily on each person’s background and experience as reflected in the information discussed in the directors’ respective biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

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

●	Nasdaq Listing Rule 5605(b)(1) requires that at least a majority of the Company’s Board of Directors shall be independent directors, and Nasdaq Listing Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. We have three independent directors. Our independent directors meet regularly with other members of the Board and meet in executive session at least two (2) times per year.
●	Nasdaq Listing Rule 5620(c) sets out a quorum requirement of at least 33-1/3% of the outstanding shares with respect to meetings of shareholders. In accordance with Canadian law and generally accepted business practices, our bylaws (the “Bylaws”) provide that a quorum is met when holders of not less than 10% of the shares entitled to vote at the meeting of shareholders are present in person or represented by proxy. The quorum requirement provided in our Bylaws is consistent with applicable Canadian laws and corporate practices.
●	Nasdaq Listing Rule 5605(c)(2)(A) requires that the Company shall have an audit committee composed entirely of not less than three directors, each of whom must be independent. Our audit and risk committee is comprised of three directors, and each member of the audit and risk committee meets the independence requirements of Nasdaq Listing Rule 5605(a)(2) and Rule 10A-3(b)(1) under the Exchange Act.
●	Nasdaq Listing Rule 5605(d)(2)(A) requires, among other things, that the Company’s compensation committee include at least two members, each of whom is an independent director as defined under Nasdaq Listing Rule 5605(a)(2). Our compensation committee is comprised of three directors, and each member of the compensation committee meets the independence requirements of Nasdaq Listing Rule 5605(a)(2).
●	Nasdaq Listing Rule 5605(e) requires that the nominations committee include solely independent directors. Our nominating committee is comprised of three directors, two member of the nominating committee meet the independence requirements of Nasdaq Listing Rule 5605(a)(2) and one member is a non-independent director. Katharyn Field serves as the non-independent member pursuant to Nasdaq Listing Rule 5605(e) (3) as the board of directors has determined that her membership on the committee is required by the best interests of the Company and its Shareholders.

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

Committees of the Board

Audit Committee

Harvinder Singh, Jatinder Dhaliwal and David Jenkins currently serve as the members of our audit committee. Our board of directors has determined that each of Harvinder Singh, Jatinder Dhaliwal and David Jenkins meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. David Jenkins serves as the chairman of the audit committee.

Our audit committee is responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•	discussing with our independent registered public accounting firm their independence from management;
•	reviewing, with our independent registered public accounting firm, the scope and results of their audit;
•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm any financial statements that we file with the SEC;
•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;
•	reviewing our policies on risk assessment and risk management;
•	reviewing related person transactions; and
•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee

Harvinder Singh, Jatinder Dhaliwal and David Jenkins currently serve as the members of our compensation committee. Our board of directors has determined that each of Harvinder Singh, Jatinder Dhaliwal and David Jenkins meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. Jatinder Dhaliwal serves as the chairman of the compensation committee.

Our compensation committee is responsible for, among other things:

•

determining and recommending to the Board of Directors for approval, the corporate goals and objectives, evaluating the performance and reviewing and approving the compensation of our executive officers;

•	reviewing or making recommendations to our Board of Directors regarding our incentive compensation and equity-based plans, policies and programs;
•	reviewing all employment agreement and severance arrangements for our executive officers;
•	reviewing and making recommendations to our Board of Directors regarding the compensation of our directors; and
•	retaining and overseeing any compensation consultants.

Nominating Committee

Harvinder Singh, Jatinder Dhaliwal and Katharyn Field currently serve as the members of our nominating and corporate governance committee. Our board of directors has determined that each of Harvinder Singh and Jatinder Dhaliwal meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. Harvinder Singh serves as the chairman of the nominating and corporate governance committee.

Our nominating and corporate governance committee is responsible for, among other things:

•	identifying individuals qualified to become members of our Board of Directors consistent with criteria approved by our Board of Directors;

•	overseeing succession planning for our executive officers;
•	periodically reviewing our Board of Directors’ leadership structure and recommending any proposed changes to our Board of Directors;
•	overseeing an annual evaluation of the effectiveness of our Board of Directors and its committees;
•	developing and recommending to our Board of Directors a set of corporate governance guidelines;
•	developing and recommending to our Board of Directors our ESG initiatives and programs.

D.Employees

As of April 28, 2023, we had a total of 46 employees. Approximately 41 of our employees (including temporary staff) work at our site in Portugal and approximately 5 of our employees work in the United Kingdom.

E.Share Ownership

See Item 6.B. – “Compensation” and Item 7 – “Major Shareholders and Related Party Transactions.”

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Share Ownership

The following table sets forth information about the beneficial ownership of our Common Shares as of April 28, 2023 by:

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

Percentages beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) are based on 3,884,786 Common Shares outstanding as of April 28, 2023.

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

Percentage of Common Shares
Beneficially Owned (1)
Number of
Common
Shares
Beneficially
Name of Beneficial Owner	Owned	Percentage
Executive Officers and Directors:
Katharyn Field, Executive Director(2)	—	—
Shailesh Bhushan	—	—
Harvinder Singh	—	—
Jatinder Dhaliwal	—	—
David Jenkins	—	—

All executive officers and directors as a group	—	—
5% or more Shareholders:	—	—
Halo Collective Inc. (3)	492,175	12.7%
Farm Lane Holdings LTD. (4)	247,560	6.4%
*	Represents less than 1% of the number of Common Shares outstanding.

(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any Common Shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.

(2) Katharyn Field is the CEO and Chairman of Halo but does not have voting or dispositive power over the Common Shares held of record and beneficially owned by Halo. Ms. Field disclaims beneficial ownership of the Common Shares held by Halo.

(3) Halo’s business address is 504 – 100 Park Royal West Vancouver, BC V7T 1A2.

(4) Farm Lane Holdings Limited’s business address is 58 Peregrine Road, Hainault, Essex, United Kingdom IG6 3SZ. It is our understanding that Farm Lane Holdings Limited is beneficially owned by our former CEO, Tejinder Virk.

For additional information about our principal shareholders, please see Item 7.B. – Related Party Transactions.

B.Related Party Transactions

Please refer to Note 16 of Akanda Group’s audited financial statements included in Item 18 of this Annual Report on Form 20-F.

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

Shareholder Meetings

The Business Corporations Act (Ontario) provides that: (i) a general meeting of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of our Company is located; (ii) unless such matters to be determined at an annual meeting of shareholders are duly passed by a written resolution of the shareholders pursuant to section 104(1) of the Business Corporations Act (Ontario), the directors must call an annual meeting of shareholders not later than 18 months after the date of incorporation and no later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 60 days or by less than 30 days, the date on which the meeting is to be held; (iv) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; and (v) upon the application of a director or shareholder entitled to vote at the meeting, the Superior Court of Justice may order a meeting to be called, held and conducted in a manner that the Court deems fit.

The Company’s Bylaws provide that a quorum is met when at least two persons holding or representing by proxy not less than 10% of all shares entitled to vote at the meeting of shareholders are present in person or represented by proxy.

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

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is Endeavor Trust Corporation.

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

E.Taxation

Material Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to an investor who acquired the Common Shares as beneficial owner and who, for purposes of the Tax Act and at all relevant times, holds the Common Shares as capital property, deals at arm’s length with the Company and is not affiliated with the Company (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided the Holder does not acquire or hold the Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

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

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and our understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) made publicly available prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law or the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

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

Aggregate Investment Income

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act or a “Substantive CCPC” (as defined in the Proposed Amendments released on August 9, 2022), may be liable to pay a refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include an amount in respect of taxable capital gains and dividends or deemed dividends that are not deductible in computing such corporation’s income.

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

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-

to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Common Shares in us and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above in respect to its Common Shares. Instead, in general, the U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of Common Shares at the end of its taxable year over its adjusted basis in its Common Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also generally will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its Common Shares over the fair market value of its Common Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Common Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Common Shares will be treated as ordinary income.

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

I.	Subsidiary Information

We currently have the following significant subsidiaries:

●	Canmart Limited
●	Cannahealth Limited
●	Holigen Limited
●	RPK Biopharma Unipessoal, LDA
●	Bophelo Holdings Limited
●	Bophelo Bio Science and Wellness (Pty) Limited
●	1371011 BC Limited
J.	Annual Report to Security Holders

Not Applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

Foreign exchange risk

Foreign exchange risk: is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company has not entered into any foreign exchange hedging contracts. The Company is exposed to currency risk from the British Pound (“GBP”), the European Union Euro (“EUR”) and Canadian dollar (“CAD”) through the following foreign currency denominated financial assets and liabilities:

As at December 31 (expressed in GBP)	2022	2021
Financial assets
Cash and cash held in trust	£75,315	£2,577,674
Trade and other receivables	149,223	30,983
Loan receivable	400,000	—
	£624,538	£2,608,657
Financial liabilities
Trade and other payables	£923,725	£239,763
Loans and borrowings	25,000	—
	£948,725	£239,763

As at December 31 (expressed in EUR)	2022	2021
Financial assets
Cash	€42,664	€—
Trade and other receivables	986,320	—
	1,028,984	€—
Financial liabilities
Trade and other payables	€3,201,180	€—
Loans and borrowings	3,307,633	—
	€6,508,813	€—

As at December 31 (expressed in CAD)	2022	2021
Financial assets
Cash	$140,423	$255,880
Marketable securities	357,143	—
	$497,566	$255,880
Financial liabilities
Trade and other payables	$3,629,380	$234,711
Due to related party	810,206	—
Holdback payable	511,238	—
Lease liabilities	448,064	—
	$5,398,888	$234,711

As at December 31 (expressed in LSL)	2022		2021
Financial assets
Cash	L	—	L	321,646
	L	—	L	321,646

Financial liabilities
Lease liabilities	L	—	L	38,965,352
Loans and borrowings		—		7,846,551
	L	—	L	46,811,903

Based on the above net exposures as at December 31, 2022, assuming that all other variables remain constant, a 5% appreciation or deterioration of the USD against the GBP would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $13,000 (2021 - $161,000), EUR - $256,000 (2021 - $nil), CAD - $181,000 (2021 - $3,000) and LSL - $nil (2021 - $143,000).

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

At December 31, 2022, the Company was subject to a concentration of credit risk related to its accounts receivable as 85% (2021 - 94% from one customer) of the balance of amounts owing is from one customer. As at December 31, 2022, the Company recorded a bad debt expense of $332,715 (2021 – $nil), within general and administrative expenses, as the amounts were deemed not collectible from the customer. As at December 31, 2022 and 2021, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2022, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.RESERVED

Not applicable.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

David Jenkins is a member of our board of directors and serves on our audit committee. Our board has determined that David Jenkins is an audit committee financial expert and satisfies the “independence” requirements of the U.S. Securities and Exchange Commission, the NASDAQ Marketplace Rules.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

We engaged Green Growth CPAs as our independent registered public accounting firm. Set forth below is a summary of the fees paid to Green Growth CPAs for services provided in fiscal year 2022. Also set forth below is a summary of fees paid to BF Borgers CPA PC, our independent registered public accounting firm for fiscal years 2020 and 2021, for services provided in fiscal years 2021 and 2020.

Period	Services	Fees (USD)
Dec-22	Audit for financial year ending December 31, 2022	72,468.00
Jun-22	Review for 6 months ending June 30, 2022	33,500.00
		105,968.00

Period	Services	Fees (USD)
Dec-20	Audit for financial year ending December 31, 2020	127,000.00
Sep-21	Review for 6 months ending September 30, 2021	33,500.00
Dec-21	Audit for financial year ending December 31, 2021	82,500.00
Apr-22	Comfort letters	15,000.00
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

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company dismissed BF Borgers CPA PC, its independent registered public accounting firm for fiscal 2020 and fiscal 2021, effective February 20, 2023 and appointed Green Growth CPAs as successor auditor of the Company effective March 21, 2023 to complete the Company’s audit for fiscal 2022.

The Company’s change of auditor is described on its Current Report on Form 6-K filed with the SEC on March 21, 2023, which is incorporated herein by reference.

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Akanda Corp. (the “Company”), as of December 31, 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Matter

The 2021 consolidated financial statements of the Company were audited by other auditors, whose report dated May 2, 2022, included an explanatory paragraph related to the Company’s ability to continue as a going concern.

We have served as the Company’s auditor since 2022

April 28, 2023

Los Angeles, California

Akanda Corp.

Consolidated Statements of Financial Position

(Expressed in United States Dollars)

As at		December 31,	December 31,
	Note	2022	2021
ASSETS
Current
Cash		$228,794	$3,495,390
Cash held in trust		27,009	—
Trade and other receivables	6	1,235,619	242,357
Prepayments		199,488	242,529
Biological assets	7	809,180	—
Inventory	7	1,057,240	—
Marketable securities	8	263,691	—
Total Current Assets		3,821,021	3,980,276

Non-Current
Property, plant and equipment	9	12,159,504	1,897,748
Intangible assets	11	22,208,594	259,102
Loan receivable	12	483,588	—
Right-of-use assets	10	324,070	1,908,877
Total Non-Current assets		35,175,756	4,065,727

Total Assets		$38,996,777	$8,046,003

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current
Trade and other payables		$7,139,817	$680,328
Lease liability	13	214,058	439,709
Loans and borrowings	14	936,793	432,201
Secured convertible debenture	15, 16	—	6,716,190
Holdback payable	4	377,465	—
Due to related party	16	679,617	—
Total Current Liabilities		9,347,750	8,268,428

Non-Current
Lease liability	13	116,763	1,978,997
Loans and borrowings	14	2,632,103	—
Total Non-Current Liabilities		2,748,866	1,978,997

Total Liabilities		12,096,616	10,247,425

Shareholders' Equity (Deficit)
Share capital	15	49,434,692	7,255,695
Other reserves	15	21,053	3,618,670
Accumulated deficit		(21,087,962)	(13,293,889)
Accumulated other comprehensive income (loss)		(1,467,622)	218,102
Total Shareholders’ Equity (Deficit)		26,900,161	(2,201,422)
Total Liabilities and Shareholders’ Equity (Deficit)		$38,996,777	$8,046,003

Subsequent Events (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

		Years ended
		December 31,
	Note	2022	2021

Sales		$2,619,682	$41,431
Cost of sales	7	566,252	43,022
Gross Profit (Loss) before gain on change in fair value of biological assets		2,053,430	(1,591)
Gain on change in fair value of biological assets	7	1,216,129	—
Gross Profit (Loss)		3,269,559	(1,591)

Operating expenses
Depreciation and amortization	9, 10, 11	3,598,323	478
Consulting and professional fees		7,759,824	1,212,422
Personnel expenses	16	6,593,527	1,184,734
Share-based payment expenses to social development trust	15, 16	2,124,615	—
General and administrative expenses		3,369,659	170,926
Total operating expenses		23,445,948	25,685,620

Operating loss		(20,176,389)	(2,570,151)

Other income:
Finance income		886	90
Finance expense		(115,324)	(10,509)
Foreign exchange gain (loss), net		(256,431)	106,813
Gain on bargain purchase	4	12,760,356	—
Gain on debt settlement		67,075	—
Other income		659	54
Change in fair value of financial assets measured at FVTPL	8	(516,281)	—
		11,940,940	96,448

Net loss from continuing operations		(8,235,449)	(2,473,703)

Loss from discontinued operations	5	(3,422,225)	(5,657,494)

Net loss		$(11,657,674)	$(8,131,197)
Translation adjustment		(1,395,508)	110,042
Comprehensive loss		$(13,053,182)	$(8,021,155)

Loss per share from continuing operations – basic and diluted	15	$(0.28)	$(0.15)
Loss per share - basic and diluted	15	$(0.39)	$(0.50)
Weighted average common shares outstanding	15	29,930,094	16,223,996

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Consolidated Statements of Shareholders’ Equity (Deficit)

(Expressed in United States Dollars)

					Accumulated
					other
		Share	Other	Accumulated	comprehensive
	Note	capital	reserves	deficit	income (loss)	Total
Balance, December 31, 2020		$1,636	$21,053	$(5,162,692)	$108,060	$(5,031,943)
Recapitalization	1, 15	—	3,597,617	—	—	3,597,617
Issuance of shares for cash, net of costs	15	5,054,059	—	—	—	5,054,059
Shares for debt	14, 15	2,200,000	—	—	—	2,200,000
Net loss		—	—	(8,131,197)	—	(8,131,197)
Translation adjustment		—	—	—	110,042	110,042
Balance, December 31, 2021		$7,255,695	$3,618,670	$(13,293,889)	$218,102	$(2,201,422)

Issuance of shares for Holigen Acquisition	4 & 15	16,131,000	—	—	—	16,131,000
Issuance of shares to ASDT	15	2,124,615	—	—	—	2,124,615
Issuance of shares from private placement	15	278,481	—	—	—	278,481
Issuance of shares from IPO	15	14,654,593	—	—	—	14,654,593
Issuance of shares upon conversion of note	15 & 16	6,559,000	—	—	—	6,559,000
Fair value of RSU’s issued at $0.97 per share	15	1,090,832	—	—	—	1,090,832
Fair value of RSU’s issued at $0.83 per share	15	560,135	—	—	—	560,135
Fair value of RSU’s issued at $0.71 per share	15	431,757	—	—	—	431,757
Fair value of RSU’s issued at $0.26 per share	15	210,740	—	—	—	210,740
Fair value of RSU’s issued at $0.23 per share	15	138,000	—	—	—	138,000
Loss of control of Bophelo Bio	5	(156)	(3,597,617)	3,863,601	(290,216)	(24,388)
Net loss		—	—	(11,657,674)	—	(11,657,674)
Translation adjustment		—	—	—	(1,395,508)	(1,395,508)
Balance, December 31, 2022		$49,434,692	$21,053	$(21,087,962)	$(1,467,622)	$26,900,161

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

		Years ended
		December 31,
	Note	2022	2021
Cash flows from operating activities:
Net loss from continuing operations		$(8,235,449)	$(2,473,703)
Net loss from discontinued operations		(3,422,225)	(5,657,494)
Net loss		(11,657,674)	(8,131,197)
Adjustments for non-cash items:
Loss on loss of control of Bophelo Bio, net of cash surrendered		2,375,840	—
Gain on bargain purchase	4	(12,760,356)	—
Share based payments to social development trust	15	2,124,615	—
Depreciation and amortization	9, 10, 11	3,763,321	309,022
Change in fair value of biological assets	7	(1,216,130)	713,135
Change in fair value of financial asset at fair value through profit or loss	8	516,281	—
Stock-based compensation	15	559,225	—
Interest expenses		210,996	1,139,475
Fair value of RSU's issued	15	2,498,754	—
Gain on settlement on debt		(67,075)	—
Working capital adjustments (net of amounts acquired/disposed):
Trade and other receivables		(591,072)	(242,357)
Prepayments		(709,124)	(129,044)
Inventory		501,706	(712,524)
Trade and other payables		2,915,276	—
Other current liabilities		—	496,428
Due to related parties		66,021	—
Cash flows used in operating activities		(11,469,396)	(6,557,062)

Cash flows from investing activities:
Acquisition of Holigen, net of cash acquired and holdback	4	(2,366,609)	—
Purchase of financial assets at fair value through profit or loss		(801,160)	—
Additions to property, plant and equipment	9	(310,946)	(576,472)
Cash surrendered on loss of control of Bophelo Bio Sciences		(739,947)	—
Cash flows used in investing activities		(4,218,662)	(576,472)

Cash flows from financing activities:
Proceeds from IPO, net of costs		14,654,593	—
Proceeds from private placement, net of costs		278,482	5,054,058
Loans received		501,217	6,679,135
Loans repaid		(649,661)	—
Lease payments		(645,995)	(497,502)
Cash flows provided by financing activities		14,138,636	11,235,691

Net increase (decrease) in cash and cash equivalents		(1,549,422)	4,102,157
Effects of exchange rate changes on cash and cash equivalents		(1,690,165)	(620,271)
Cash and cash equivalents at the beginning of the year		3,495,390	13,504
Cash and cash equivalents at the end of the year		$255,803	$3,495,390

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1.     Nature of Operations and Going Concern

Akanda Corp. (the “Company”) is domiciled in Canada and was incorporated on July 16, 2021. The Company’s registered office is 77 King Street West, Suite 400, Toronto-Dominion Centre, Toronto Canada, Ontario, M5K 0A1.

Prior to the liquidation event on July 15, 2022 described below, the Company, through its indirectly held subsidiary, Bophelo Bio Science and Wellness (Pty) Ltd. is in the business of cultivating and manufacturing cannabis biomass and medical cannabis products in Lesotho (specifically near Ts’akholo, in the Mafeteng district of the Kingdom of Lesotho, Southern Africa), for export to international markets. At December 31, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (note 5). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on December 31, 2022 and wrote down all balances receivable from the entity to $nil. During the year ended December 31, 2022, the Company recorded a loss on loss of control of Bophelo Bio Science and Wellness (Pty) Ltd. of $2,085,624, which included $739,947 of cash held by Bophelo Bio Science and Wellness (Pty) Ltd. The Company accounted for the operating results of Bophelo Bio Science and Wellness (Pty) Ltd. which was a net loss of $1,336,601 as a discontinued operation during the year ended December 31, 2022 and has reclassified the operating results of Bophelo Bio Science and Wellness (Pty) Ltd. as a discontinued operation for the year ended December 31, 2021. At the date of these consolidated financial statements, the liquidation of Bophelo Bio Science and Wellness (Pty) Ltd. is still ongoing. The Company is also in the business of sales and distribution of cannabis-based products for medical use, through its subsidiary Canmart Ltd. (“Canmart”) which is based in the UK.

The Company was incorporated for the designed purpose of becoming the ultimate parent company of Cannahealth Ltd. (“Cannahealth”), through a reorganization of entities with common control. The share purchase agreement became unconditional on or about November 3, 2021 and the Company acquired the shares in the aforementioned entities from Halo Collective Inc. (“Halo”).

On April 29, 2022, the Company, through its wholly owned subsidiary, Cannahealth, acquired 100% of the Ordinary Shares of Holigen Limited (“Holigen”) and its wholly-owned subsidiary, RPK Biopharma Unipessoal, LDA (“RPK”) from the Flowr Corporation (note 4).

The Company’s consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Attention is drawn to the fact that the Company incurred a net cash outflow of $11,469,396 from operating activities for the year ended December 31, 2022. The continuing operations of the Company are dependent upon its ability to raise further cash funding by way of issuing debt and/or equity, as well as its ability to generate cash profits from its investments in Canmart and Holigen Ltd. in the near future.

The Company is an early-stage company and is primarily dependent on externally provided financing to continue as a going concern. Additional funds will be required to enable the Company to pursue such an initiative and the Company may be unable to obtain such financing on satisfactory terms. Furthermore, there is no assurance that the Company will be profitable. Management intends to finance operating costs over the next twelve months with its cash on hand, and/or additional cash that will be generated from operations. The Company does not at this stage have any firm plans or commitments regarding further financing.

These uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities which might be necessary should the Company be unable to continue in existence.

2.     Basis of Preparation

(a)Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)Basis of preparation

These consolidated financial statements have been prepared on an accrual basis, except for cash flow information, and are based on the historical cost, modified where applicable and related to the valuation of certain financial assets and financial liabilities to fair value.

Cannahealth and its subsidiaries, Bophelo Holdings Ltd, Bophelo Bio Science and Wellness (Pty) Ltd, and Canmart were under the common control of Halo until the acquisition by the Company had occurred. As of November 2021, shareholdings in each of the three separate entities were made consistent through the issuance of shares or the repurchase of shares for cash to the relevant shareholders (the ‘Reorganization Transactions’). As of November 2021, shareholdings in each of the four entities were identical. When the Company was formed in July 2021 with a view to ultimately acquiring Cannahealth and its subsidiaries, its majority shareholders were also consistent with each of the three existing entities. Therefore, immediately prior to the acquisition, the majority shareholder ownership of the Company and Cannahealth were demonstrated common control, and immediately after the acquisition, the shareholdings held in the Company by each individual shareholder were also identical.

The Company performed an assessment and determined Bophelo Bio Science and Wellness (Pty) Ltd to be the predecessor entity to the Company, and that the corporate restructuring in which Akanda became the parent company did not have economic substance. As such, in preparing the Company’s consolidated financial statements, the Company accounted for the acquisition in as a transaction between entities under common control combining the Company and Cannahealth from the earliest reporting date using the ‘pooling of interests method’ of accounting, where assets for the Companies that came under common control were transferred into the consolidated group at the book value on the date in which common control was achieved.

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

(c)Functional and presentation currency

These consolidated financial statements are prepared and presented in United States Dollars (“USD” or “$”), which is the Company’s reporting currency. All financial information has been rounded to the nearest dollar except where indicated otherwise.

2.     Basis of Preparation (continued)

(d)Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses during the year. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the years ended December 31, 2022 and 2021:

●	Note 3(d): Estimates of variable consideration receivable from revenue from contracts with customers
●	Note 3(f): Estimates of the net realizable value of the Company’s inventories
●	Note 3(g): Estimates of the fair value of the Company’s biological assets
●	Note 3(h): Measurement and useful lives of the Company’s property, plant and equipment
●	Note 3(i): Measurement and useful lives of the Company’s intangible assets
●	Note 3(k): Estimates and assessment of the income tax assets/liabilities
●	Note 3(l): Estimates of the Company’s incremental borrowing rate used in the valuation of its leases

3.     Significant Accounting Policies

(a)	Basis of consolidation

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

The subsidiaries of the Company are as follows:

	Country of
	Incorporation	Holding	Functional Currency
Cannahealth Ltd. (“Cannahealth”)	Malta	100%	EUR
Bophelo Holdings Ltd. (“Bophelo H”)	United Kingdom	100%	GBP
Bophelo Bio Science and Wellness (Pty) Ltd. (“Bophelo”)	Lesotho	100%	LSL
Canmart Ltd. (“Canmart”)	United Kingdom	100%	GBP
Holigen Holdings Limited (“Holigen”)	Portugal	100%	EUR
RPK Biopharma Unipessoal Lda. (“RPK”)	Portugal	100%	EUR
1371011 BC Ltd. (“1371011”)	Canada	100%	CAD

3.     Significant Accounting Policies (continued)

(b)	Foreign currency

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

(iii) The exchange rate differences for foreign subsidiaries are recognized in other comprehensive income in the cumulative translation account

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

3.     Significant Accounting Policies (continued)

(c)	Financial instruments (continued)

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

(ii)	Financial liabilities

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

3.     Significant Accounting Policies (continued)

(d)Revenue from contracts with customers (continued)

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

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried and classified at amortized cost. The Company did not hold any cash equivalents as of December 31, 2022 and 2021.

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

Biological assets are measured at their fair value less costs to sell in the consolidated statement of financial position. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest. All direct and indirect costs of biological assets are capitalized as they are incurred.

Biological assets and produce held by the Company is planned to be used in four possible ways:

●	Sale to the export market;
●	Sale to the local market;
●	Repurposed for use in research and development; and
●	Written off for being obsolete.

3.     Significant Accounting Policies (continued)

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

Intangible assets are recorded at cost less amortization and impairment losses, if any. The Company had a cannabis operator’s license in Lesotho, held by its subsidiary Bophelo, which was valid for 10 years and was subject to a renewal at the end of the 10 years. The license automatically renewed annually on payment of necessary fees as well as submission of operational documents to the Ministry of Health. As a result of loss of control of Bophelo, the license was derecognized and recorded as a loss on the consolidated statement of loss and comprehensive loss. The Company also has a cannabis API manufacturing and GMP license in Portugal, held by its newly acquired subsidiary Holigen-RPK, which is valid for 10 years. Additionally, the Company has cannabis distribution licenses in the United Kingdom held by its subsidiary, Canmart which have been assessed as having an indefinite useful life. As such, these licenses are not amortized but their recoverable amounts are tested annually for impairment. The indefinite intangible assets are recorded at cost less impairment losses, if any. The Company capitalizes the initial license application cost as the cost of intangible assets while the annual license renewal fees are expensed in the year during which they occur.

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

3.     Significant Accounting Policies (continued)

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

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

a)	fixed payments, including in-substance fixed payments, less any lease incentives receivable;

3.     Significant Accounting Policies (continued)

(l)	Leases (continued)
b)	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
c)	amounts expected to be payable under a residual value guarantee;
d)	exercise prices of purchase options if the Company is reasonably certain to exercise that option; and
e)	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option.

Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

(m)	Loss per share

The Company presents basic loss per share (“LPS”) data for its ordinary shares. Basic LPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for the Company’s own shares held. Diluted LPS is computed similar to basic LPS except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of any exercisable instruments, if dilutive. The number of additional shares is calculated by assuming that outstanding exercisable instruments were exercised and that the proceeds from such exercise were used to acquire common shares at the average market price during the reporting periods.

(n)	New standards issued, not yet adopted

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

The amendment applies to annual reporting periods beginning on or after January 1, 2023 and is applied retrospectively upon adoption. The Company does not expect the amendments to have a significant impact on the consolidated financial statements upon adoption.

4.      Business Combination

On April 29, 2022, the Company, through its wholly owned subsidiary, Cannahealth, acquired 100% of the Ordinary Shares of Holigen Limited (“Holigen”) and its wholly-owned operating subsidiary, RPK Biopharma Unipessoal, LDA (“RPK”) from the Flowr Corporation. Through its operations in RPK, Holigen is a producer of premium EU GMP grade indoor grown cannabis flower. The acquisition of Holigen enables the Company to immediately have the ability to produce EU GMP grade cannabis flower for the European market. Consideration for the acquisition consisted of a payment of $3,000,000 in cash and 1,900,000 common shares of the Company’s share capital.

RPK’s operations consist of a 20,000 square foot indoor EU GMP certified grow facility located near Sintra, Lisbon, Portugal, dedicated to the cultivation of high-THC premium cannabis as well as a large seven million square foot (180+ acre) outdoor facility located in Aljustrel, Portugal. Holigen is a Maltese-based entity and provides the added superior genetics, capacity, and route-to-market in the EMEA region, of which the Company intends to augment the Company’s current operations.

The following table summarizes the acquisition-date fair value of each major class of purchase consideration that was transferred to the Flowr Corporation in lieu of the acquisition of 100% of the Ordinary Shares of Holigen:

Cash	$2,600,000
Holdback payable	400,000
Fair value of 1,900,000 common shares of the Company	16,131,000
Total consideration	$19,131,000

The cash purchase price of the acquisition is $3.0 million, of which $2.6 million has been paid and $400,000 as holdback payable. The holdback payable represents funds withheld until resolution of a potential liability between the vendor and a service provider, of which the Company expects resolution within the next twelve (12) months. The fair value of the 1,900,000 common shares was based on the fair value of the trading price of the Company’s common shares on the Nasdaq Capital Markets exchange of $8.49 per common share on April 29, 2022. Of the equity component of the purchase consideration of 1,900,000 common shares of the Company that was transferred to the Flowr Corporation, an amount of 96,354 common shares was directly transferred to Apolo Capital Advisory, who acted as advisors to the Flowr Corporation in respect of the transaction. The purchase of Holigen has been accounted for by the acquisition method, with the results of Holigen included in the Company’s results of operation from the date of acquisition. The purchase of Holigen was determined as being a business combination in accordance with the requirements of IFRS 3 - Business Combinations, due to the fact that the Company acquired control over Holigen on the acquisition date through the purchase of 100% of its voting securities and consequent transfer of the purchase consideration (set out in the table above) to the sellers of the Holigen, namely the Flowr Corporation.

The Company incurred acquisition-related costs of approximately $250,000 relating to external legal fees, due diligence costs and valuation services. These costs have been included in consulting and professional fees expenses in the consolidated statements of loss or comprehensive loss for the year ended December 31, 2022.

The following table summarizes the fair value of the identifiable assets and liabilities as at the date of acquisition:

Cash	$233,407
Accounts receivable	605,579
Biological assets	200,457
Inventory	904,006
Prepayments	179,597
Intangible assets	24,665,772
Property, plant and equipment, net	12,936,374
Trade and other payables	(3,775,599)
Loans and borrowing	(4,058,030)
Net assets acquired	$31,891,563

During the year ended December 31, 2022, the Company recorded a bargain purchase gain of $12,760,356 within other income, representing the fair value of net assets acquired of $31,891,563 in excess of the fair value of consideration of $19,131,000. The fair value of the net asset acquired was determined by an independent valuer using the discounted cash flow method of valuation.

4.      Business Combination (continued)

From the date of acquisition, the operations of Holigen contributed a net loss of $966,426 primarily due to the fact that Holigen was substantially in a pre-revenue stage. If the acquisition had taken place on January 1, 2022, the operations of Holigen would have contributed net loss of $1,825,521 for the year ended December 31, 2022.

5.      Loss of Control of Bophelo Bio Science and Wellness (Pty) Ltd.

On July 26, 2022, the Company announced that the High Court of Lesotho (the “Lesotho Court”) has placed in liquidation the Company’s, wholly-owned subsidiary, Bophelo Bio Science and Wellness (Pty) Ltd. (“Bophelo”). The action to place Bophelo in liquidation was taken by the Lesotho Court pursuant to an application and request (the “Liquidation Application”) that was filed by Louisa Mojela, the former Executive Chairman of the Company, who was recently terminated as Executive Chairman of Akanda, and the Mophuti Matsoso Development Trust (“MMD Trust”). Akanda intends to convene a special committee to investigate Ms. Mojela’s actions and conduct, including actions and conduct taken by her prior to her filing of the Liquidation Application, and will pursue all of its available legal rights and remedies against Ms. Mojela and the MMD Trust for taking this unauthorized action. The Company also intends to contest and seek to reverse the determination by the Lesotho Court to place Bophelo in liquidation. In addition, Akanda will seek to recover significant loans that it has made to Bophelo to fund the execution of Bophelo’s business plan, including payment of rents and staffing costs, in the event that the Lesotho Court does not reverse its determination to place Bophelo in liquidation. Finally, Ms. Mojela has been summarily terminated as Chairman of Bophelo for Cause, as a “bad leaver”, as a result of her action to seek to place Bophelo in liquidation. Ms. Mojela has instituted legal proceedings against the Company as a result of the termination of her employment. In an action taken without the Company’s knowledge, the Lesotho Court has ordered an insolvent liquidation of Bophelo, and has appointed Mr. Chavonnes Cooper of Cape Town, South Africa, as liquidator of Bophelo for purposes of maintaining the value of the assets owned or managed by Bophelo. The order was signed by the Honorable Mr. Justice Mokhesi on July 15, 2022.

At December 31, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the above insolvent liquidation. As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on December 31, 2022 and wrote down all balances receivable from the entity to $nil. During the year ended December 31, 2022, the Company recorded a loss on loss of control of Bophelo Bio Science and Wellness (Pty) Ltd. of $2,085,624, which included $739,947 of cash held by Bophelo Bio Science and Wellness (Pty) Ltd. The Company accounted for the operating results of Bophelo Bio Science and Wellness (Pty) Ltd. as a discontinued operation during the year ended December 31, 2022 and has reclassified the operating results of Bophelo Bio Science and Wellness (Pty) Ltd as a discontinued operation for the year ended December 31, 2021.

5.       Loss of Control of Bophelo Bio Science and Wellness (Pty) Ltd. (continued)

Set out below is the financial performance and cash flow information for the years ended December 31, 2022 and 2021 related to the discontinued operation:

Years ended December 31,	2022	2021
Revenue	$31,123	$—
Operating expenses	(1,244,691)	(3,550,441)
Other expenses	(123,033)	(2,107,053)
	(1,336,601)	(5,657,494)
Loss on loss of control of subsidiary	(2,085,624)	—
Loss on discontinued operations	$(3,422,225)	$(5,657,494)

Exchange differences on translation of discontinued operations	$(450,040)	$636,135
Other comprehensive income from discontinued operations	$(450,040)	$636,135

Cash flows provided by operating activities	$1,060,350	$7,414,607
Cash flows used in investing activities	(1,003,529)	(570,864)
Cash flows provided by (used in) financing activities	(95,696)	6,832,634
Effects of exchange rate changes on cash and cash equivalents	18,909	(1,263)
Net change in cash provided by (used in) the subsidiary	$(19,966)	$9,846

Carrying amount of net assets immediately prior to loss of control of subsidiary	$2,375,840	$—
Reclassification of foreign currency translation reserve	(290,216)	—
Loss on loss of control of subsidiary	$2,085,624	$—

As at December 31, 2022, the carrying amounts of assets and liabilities of Bophelo Bio Science and Wellness (Pty) Ltd were as follows:

Cash	$739,947
Accounts receivable	21,854
Prepayments	578,070
Property, plant and equipment	1,887,435
Right-of-use assets	1,745,205
Intangible assets	210,402
Total assets	$5,182,913

Trade and other payables	115,120
Lease liability	2,375,590
Long-term debt	316,363
Total liabilities	$2,807,073

Net assets	$2,375,840

6.      Trade and Other Receivables

	December 31,	December 31,
	2022	2021
Trade accounts receivable	$720,085	$29,457
Sales taxes receivable	91,416	212,900
Other receivables	424,118	—
	$1,235,619	$242,357

As at December 31, 2022, there was one customer with an amount greater than 10% of the Company’s trade accounts receivable which represented 85% of the balance. As at December 31, 2021, there was one customer with an amount greater than 10% of the Company’s trade accounts receivable which represented 94% of the balance. During the year ended December 31, 2022, the Company recorded a bad debt expense of $332,715 (2021 - $nil), within general and administrative expenses, as the amounts were not collectible from the customer.

7.     Inventory

The Company’s inventory as of December 31, 2022 included consumer packaging inventory and dried cannabis flower finished product at RPK in Portugal with a total carrying amount of $1,057,240 (2021 - $nil). During the year ended December 31, 2022, inventories with a cost of $566,252 were recorded as cost of sales (2021 - $43,022).

During the year ended December 31, 2022, the Company assessed the fair value of its biological assets and inventory and recognized a total of $1,216,129 (2021 - $nil) as a gain on change in fair value of biological assets in the consolidated statements of loss and comprehensive loss.

Biological assets

Set out below is a reconciliation of the Company’s biological assets as at December 31, 2022 and 2021:

For the years ended December 31,	2022	2021
Balance, beginning of the year	$—	$—
Requisition of raw materials from inventory	—	202,900
Capitalized costs	—	490,672
Acquisition (note 4)	200,457	—
Gain (loss) on change in fair value of biological assets	580,411	(693,572)
Movement in exchange rate	28,312	—
	$809,180	$—

Biological assets at December 31, 2022 consisted of approximately 32,337 cannabis plants which are expected to yield approximately 1,068 kilograms of medical cannabis when harvested in March 2023.

Biological assets at December 31, 2021 consisted of approximately 49,269 cannabis plants which are expected to yield approximately 492.69 kilograms of medical cannabis when harvested in April 2022. Additionally, biological assets at December 31, 2021 includes 156,073 cannabis seeds. The fair value of biological assets has been assessed as nil at December 31, 2021 due to the fact that the current harvest is the Company’s first commercial harvest. The Company has not yet historically made any material sales of medical cannabis and furthermore, the Company does not yet have a buyer for the expected harvest.

8.     Marketable Securities

During the year ended December 31, 2022, concurrent to the acquisition of Holigen (note 4), the Company subscribed for, and purchased 14,285,714 ordinary shares of The Flowr Corporation (“Flowr”) by way of a private placement for a consideration of approximately $801,160 (CDN$ 1,000,000). The subscription for the 14,285,714 ordinary shares of Flowr was a closing deliverable requirement in terms of the sale and purchase agreement between the Company and Flowr with respect to the acquisition of Holigen.

Set out below is a reconciliation of the movement of the Company’s investment during the year ended December 31, 2022:

Balance, December 31, 2021	$—
Purchase of investment	801,160
Change in fair value	(516,281)
Movement in exchange rate	(21,188)
Balance, December 31, 2022 (*)	$263,691

(*) Reflects closing price of CAD$0.025 on December 31, 2022.

9.     Property, Plant and Equipment

		Plant				Furniture	Capital
		and	Leasehold	Motor		and	work-in-
Cost	Land	equipment	Improvements	Vehicles	Computers	fixtures	progress	Total
Balance, December 31, 2020	$—	$586,360	$293,437	$36,998	$—	$—	$883,145	$1,799,940
Additions	—	53,808	493,136	14,214	10,427	4,887	—	576,472
Reclassifications	—	—	360,695	—	—	—	(360,695)	—
Foreign exchange movements	—	(50,157)	(57,574)	(3,589)	(303)	(192)	(58,197)	(170,012)
Balance, December 31, 2021	$—	$590,011	$1,089,694	$47,623	$10,124	$4,695	$464,253	$2,206,400
Acquisitions (note 4)	872,336	11,817,462	—	89,513	32,703	124,360	—	12,936,374
Additions	—	108,933	66,110	10,489	13,348	3,435	108,631	310,946
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd.	—	(663,404)	(1,088,572)	(54,767)	(14,851)	(5,436)	(437,117)	(2,264,147)
Foreign exchange movements	12,901	282,219	(67,232)	(603)	1,115	2,181	(135,767)	94,814
Balance, December 31, 2022	$885,237	$12,135,221	$—	$92,255	$42,439	$129,235	$—	$13,284,387

		Plant				Furniture
		and	Leasehold	Motor		and	Capital work-in-
Accumulated depreciation	Land	equipment	Improvements	Vehicles	Computers	fixtures	progress	Total
Balance, December 31, 2020	$—	$123,710	$36,324	$13,874	$—	$—	$—	$173,908
Depreciation	—	63,785	78,352	11,208	1,245	483	—	155,073
Foreign exchange movements	—	(12,641)	(6,053)	(1,577)	(39)	(19)	—	(20,329)
Balance, December 31, 2021	$—	$174,854	$108,623	$23,505	$1,206	$464	$—	$308,652
Depreciation	—	972,872	—	27,883	22,942	13,490	—	1,037,187
Depreciation – Bophelo	—	32,549	49,538	6,577	20,832	463	—	109,959
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd.	—	(195,441)	(149,161)	(28,357)	(2,877)	(876)	—	(376,712)
Foreign exchange movements	—	68,415	(9,000)	911	(15,759)	1,230	—	45,797
Balance, December 31, 2022	$—	$1,053,249	$—	$30,519	$26,344	$14,771	$—	$1,124,883

		Plant				Furniture	Capital
		and	Leasehold	Motor		and	work-in-
Net book value	Land	equipment	Improvements	Vehicles	Computers	fixtures	progress	Total
Balance, December 31, 2021	$—	$415,157	$981,071	$24,118	$8,918	$4,231	$464,253	$1,897,748
Balance, December 31, 2022	$885,237	$11,081,972	$—	$61,736	$16,095	$114,464	$—	$12,159,504

9.     Property, Plant and Equipment (continued)

As at December 31, 2022, the Company derecognized property, plant and equipment with a net book value of $1,887,435 in connection with the loss of control of Bophelo Bio Science and Wellness (Pty) Ltd. As at December 31, 2021, the Company’s capital work in progress related to the ongoing civil, gravelling, storm drainage work on site, as well as the construction of hoop houses and a Cravo A-Frame style greenhouse for future medical cannabis cultivation in Bophelo, Lesotho, which was derecognized at December 31, 2022 as a result of the loss of control of Bophelo Bio Science and Wellness (Pty) Ltd (note 5).

During the year ended December 31, 2022, the Company recorded depreciation of its property, plant and equipment of $1,147,146 (2021 – $155,073) of which $109,959 (2021 – $154,595) related to the operations of Bophelo Bio Science and Wellness (Pty) Ltd was recorded within discontinued operations.

10.     Right-of-use Assets

On August 1, 2022, the Company entered into a lease agreement for an office space with a monthly lease payment of $20,000 over a period of two years. The right-of-use assets recognized was measured at an amount equal to the recognized lease liabilities (note 13).

The details of the right-of-use assets recognized as at December 31, 2022 are as follows:

	Land lease	Office lease	Total
Balance, December 31, 2020	$2,199,779	$—	$2,199,779
Additions	—	—	—
Amortization	(115,183)	—	(115,183)
Movement in exchange rates	(175,719)	—	(175,719)
Balance, December 31, 2021	1,908,877	—	1,908,877
Additions	—	432,335	432,335
Amortization	—	(88,764)	(88,764)
Amortization – Bophelo	(55,041)	—	(55,041)
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd.	(1,745,205)	—	(1,745,205)
Movement in exchange rates	(108,631)	(19,501)	(128,132)
Balance, December 31, 2022	$—	$324,070	$324,070

During the year ended December 31, 2022, the Company recorded amortization on its right-of-use assets of $143,805 (2021 - $115,183) of which $55,041 was related to discontinued operations. As at December 31, 2022, the Company derecognized right-of-use assets with a net book value of $1,745,205 in connection with the loss of control of Bophelo Bio & Wellness (Pty) Ltd (note 5).

11.      Intangible Assets

Cost:	Software	Licences	Total
Balance, December 31, 2020	$—	$422,826	$422,826
Movement in exchange rates	—	(33,370)	(33,370)
Balance, December 31, 2021	$—	$389,456	$389,456
Acquisitions (note 4)	17,548	24,648,224	24,665,772
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd.	—	(350,670)	(350,670)
Movement in exchange rates	633	(23,522)	(22,889)
Balance, December 31, 2022	$18,181	$24,663,489	$24,681,670

Accumulated amortization:	Software	Licences	Total
Balance, December 31, 2020	$—	$101,420	$101,420
Amortization	—	38,766	38,766
Movement in exchange rates	—	(9,832)	(9,832)
Balance, December 31, 2021	$—	$130,354	$130,354
Amortization	7,550	2,464,822	2,472,372
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd.	—	(140,268)	(140,268)
Movement in exchange rates	704	9,914	10,618
Balance, December 31, 2022	$8,254	$2,464,822	$2,473,076

Net book value	Software	Licences	Total
Balance, December 31, 2021	$—	$259,102	$259,102
Balance, December 31, 2022	$9,927	$22,198,667	$22,208,594

The Company’s licenses consist of a computer program with a carrying value of $9,927 (2021 - $nil), a cannabis distribution license with a carrying value of $15,264 at December 31, 2022 (2021 - $17,016) a cannabis API manufacturing and GMP license with a carrying value of $22,183,403 (2021 - $242,086). As at December 31, 2022, the Company derecognized a cannabis operator’s license with a net book value of $210,402 (2021 - $242,086) in connection with the loss of control of Bophelo Bio Science and Wellness (Pty) Ltd. (note 4). The Company considered indicators of impairment at December 31, 2022 and 2021. The Company did not record any impairment loss during the years ended December 31, 2022 and 2021.

At December 31, 2022, the remaining useful life of the Company’s finite life intangible assets is approximately 9 years. The Company’s cannabis distribution license has been classified as an indefinite-life intangible asset as the Company expects to maintain this asset and the end point of the useful life of such asset cannot be determined. The Company evaluates the assumption of the indefinite life of the cannabis distribution license at least annually.

12.   Loan Receivable

	December 31,	December 31,
	2022	2021
Loan to Cellen Life Sciences Limited	$483,588	$—

Included in the loan receivable at December 31, 2022 is an amount of $483,588 (£400,000) (2021 - $nil) owed by Cellen Life Sciences Limited to the Company pursuant to a Bridge Loan Arrangement entered into in December 2021.

On November 10, 2022, the Company entered into an agreement (the “Loan Restructuring Agreement”) with Cellen Life Sciences Limited and Cellen Biotech Limited (collectively referred to as “Cellen”) which entails the restructuring of the payment terms applicable to the $500,000 loan payable by Cellen to the Company pursuant to a Bridge Loan Facility Agreement previously entered into on December 2, 2021. In terms of the Loan Restructuring Agreement, Cellen shall repay the $500,000 by no later than the fourth anniversary of the Loan Restructuring Agreement, namely by November 10, 2026. The loan shall not bear interest until the 2nd anniversary (namely November 10, 2024) of the Loan Restructuring Agreement, where thereafter, it shall bear interest at a rate of 5% per annum on the principal amount of the loan ($500,000). The loan is secured over the assets of Cellen.

13.   Lease Liability

		Incremental	December 31,	December 31,
	Maturity	borrowing rate	2022	2021
Current	2022	10.25%	$214,058	$439,709
Non-current	2023‑2039	10.25%	116,763	1,978,997
			$330,821	$2,418,706

On August 1, 2022, the Company entered into a lease agreement for an office space with a monthly lease payment of  $20,000 over a period of two years. Under IFRS 16, the Company recognizes lease liabilities measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate.

The details of the lease liability recognized as at December 31, 2022 are as follows:

Cost:	Land Lease	Office Lease	Total
Balance, December 31, 2021	$2,418,706	$—	$2,418,706
Present value of lease payments	—	432,335	432,335
Accrued interest	103,816	17,059	120,875
Cash payments	—	(80,000)	(80,000)
Accounts payable	—	(20,000)	(20,000)
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd. (note 5)	(2,375,590)	—	(2,375,590)
Movement in exchange rates	(146,932)	(18,573)	(165,505)
Balance, December 31, 2022	$—	$330,821	$330,821

As at December 31, 2022, the Company derecognized the lease liability with a net book value of $2,375,590 (2021 - $2,418,706) in connection with the loss of control of Bophelo Bio & Wellness (Pty) Ltd.

The Company has committed to the following undiscounted minimum lease payments remaining as at December 31, 2022:

Year ended December 31:
2023	$240,000
2024	140,000
$380,000

14.   Loans Payable

(a)Louisa Mojela loans:

The loans described below have been granted to the Company to fulfill its capital and operational requirements. The terms of the loans are described below:

(i)	Bridge loan

This loan is a bridge financing facility of $1,000,000 to fund capital expenditure and working capital of the Company. The loan carries a redemption premium of 100% of the capital amount borrowed. This redemption premium is triggered and becomes payable upon the successful raising of capital of not less than $18m (which must take place before October 31, 2020), or in the event of a conversion of the bridge loan to equity. This loan was repayable within 18 months from the date of first drawdown (which was on or around December 1, 2019), alternatively, the repayment of the loan plus the redemption premium is payable on the successful raising of capital of not less than $18m. The loan carries interest at a rate of 1.5% per month applicable from the first draw down date. In the event that the redemption premium is triggered and payable, all interest accrued on the loan is cancelled and only the capital plus the redemption premium is then accrued and payable. The loan agreement was amended in May 2020 to cater for a further additional borrowing (on the same terms and conditions described above) to the amount of $100,000. This resulted in a cumulative amount borrowed of $1.1million (capital amount of the loan). The loan is secured by a first notarial bond/mortgage over the Company’s property.

The security is shared with Middleton Gardens Ltd. (“Middleton”), a company registered in the British Virgin Islands with whom Bophelo had entered into a loan agreement and both Middleton and Louisa Mojela entered into an intercreditor agreement to this effect. On November 11, 2021, the loan was converted to shares in the Company’s capital (see (iv)) and as such, all accrued interest on the loan was cancelled and replaced with a 100% redemption premium. As such, and immediately prior to the conversion of the loan to equity, the principal amount of $1.1 million plus an accrued redemption premium of a further $1.1 million was payable. Accordingly, a total of $2,200,000 in debt due to Ms. Louisa Mojela was settled through an issue of 880,000 common shares of the Company at a price of $2.50 each, and with a total value of $2,200,000. As such, the balance owing in terms of the bridge loan at December 31, 2021 is $nil.

(ii)Short-term loan #1

This is a short-term loan facility of approximately $135,226 in capital value lent to assist the Company in funding working capital deficits. This loan was unsecured, repayable within 30 days of receiving the payment and carried interest at the rate linked to the prime lending rate in the Republic of South Africa. The capital balance of this loan was repaid in full before the end of the financial year December 31, 2020. At December 31, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (note 5). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on December 31, 2022 and wrote down this payable to $nil (note 5). The unpaid interest balance on this loan as at December 31, 2021 was $9,068.

(iii)Short-term loan #2

This is a short-term loan facility of approximately $190,444 in capital value lent to assist the Company in funding its day-to-day operating costs. This loan does not have a fixed repayment date, is unsecured and is interest free. At December 31, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (note 5). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on December 31, 2022 and wrote down this payable to $nil (note 5). The balance on this loan at December 31, 2021 was $174,840.

14.   Loans Payable (continued)

(a)Louisa Mojela loans:(continued)

(iv)Short-term loan

During the year ended December 31, 2021, the Company received short term loan facility of approximately $258,900 (L 4,000,000) to assist the Company in funding its day-to-day operating costs. At December 31, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (note 5). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on December 31, 2022 and wrote down this payable to $nil (note 5). As at December 31, 2021 the balance remaining was $248,293. This loan does not have a fixed repayment date, is unsecured and is interest free.

(b)Bank loans:

The below loans have been granted to Holigen Ltd. and its subsidiaries in order to fund their capital and operational needs on site.

(i)Short term loans

As at December 31, 2022, the balance of the loans from Caixa was $772,955 which consisted of loans for the purpose of building construction and purchase of equipment. The repayment date on these loans are February 22, 2026 and June 5, 2026 respectively. These loans are charged interest at the rate of 3% and are secured by mortgage of building and equipment.

(ii)Long term loans

As at December 31, 2022, the balance of the loans from Caixa was $2,632,103 which consisted of loans for the purpose of building construction and purchase of equipment. The repayment date on these loans are February 22, 2026 and June 5, 2026 respectively. These loans are charged interest at the rate of 3% and are secured by mortgage of building and equipment.

(c)Other loan:

During the year ended December 31, 2022, the Company received a loan of $30,224 (£25,000) from a third party. The loan is unsecured, non-interest bearing and due on demand. As at December 31, 2022, the loan remains outstanding.

15.    Share Capital

(a)Authorized

The Company has authorized share capital of an unlimited amount of common shares with no par value.

(b)Shares issued and outstanding

Cost:	Number of shares	Capital
Balance, December 31, 2020	13,129,212	$1,636
Shares issued to founders	5,626,806	1
Seed subscription	468,900	250,000
Private Placement	2,126,400	4,804,058
Settlement of Bridge Loan	880,000	2,200,000
Balance, December 31, 2021	22,231,318	$7,255,695
Issuance of shares to ASDT	869,963	2,124,615
Issuance of shares from private placement	162,000	278,481
Issuance of shares upon conversion of note	1,645,745	6,559,000
Issuance of shares from IPO	4,000,000	14,654,593
Issuance of shares in Holigen acquisition (note 4)	1,900,000	16,131,000
Loss of control of Bophelo Bio	—	(156)
Fair value of RSU’s issued at $0.97 per share	1,124,569	1,090,832
Fair value of RSU’s issued at $0.83 per share	675,676	560,135
Fair value of RSU’s issued at $0.71 per share	608,108	431,757
Fair value of RSU’s issued at $0.26 per share	820,000	210,740
Fair value of RSU’s issued at $0.23 per share	600,000	138,000
Balance, December 31, 2022	34,637,379	$49,434,692

Shares issued and outstanding are as follows:

(i)	The 13,129,212 shares issued to Halo in exchange for the Cannahealth acquisition have been deemed to be issued and outstanding as of the earliest reporting date, December 31, 2020.
(ii)	On July 16, 2021, the Company issued 5,626,806 common shares in the Company’s capital to its founders.
(iii)	On July 26, 2021, the Company completed a seed capital offering issuing 468,900 common shares in the Company’s capital at approximately $0.53 per share.
(iv)	On November 12, 2021, the Company issued 13,129,212 shares to the former shareholders of Cannahealth Limited to facilitate the acquisition of the entity, at a value of $0.01 per share.
(v)	On November 12, 2021, the Company completed a private placement, receiving gross consideration of $5,312,136 upon the issuance of 2,126,400 common shares of the Company at a price of $2.50 per share. The Company paid $508,078 in advisory fees and commissions associated with the offering.
(vi)	On November 10, 2021, the Company issued 880,000 common shares at a value of $2.50 per common share to settle bridge loans payable of $2,200,000 (Note 10).
(vii)	On March 14, 2022, the Company issued 869,963 common shares to the Akanda Bokamoso Empowerment Trust at a deemed value of $2.50 per common share, the per share value of the concurrent private placement (see (viii)). The Company recorded an expense of $2,124,615 within general and administrative expenditures reflecting the cost of the shares issued at nil proceeds. The share based payment to the Akanda Bokamoso Empowerment Trust is a social development initiative of the Company and its beneficiaries are the employees of subsidiaries within the group.

15.    Share Capital (continued)

(viii)	On March 14, 2022, the Company completed a private placement, issuing 162,000 common shares upon gross receipts of $405,000 net of issuance costs of $126,519.
(ix)	On March 15, 2022, the Company issued 1,645,745 common shares to Halo Collective, Inc. (“Halo”) at a price of $4 each to settle the principal amount of $6,559,294 plus accrued interest $23,686 owing to Halo in terms of a convertible debenture agreement, which totaled $6,582,980 at the time of conversion. The conversion of the debt owing was triggered by the Initial Public Offering in terms of the convertible debenture agreement.
(x)	On March 15, 2022, the Company issued 4,000,000 common shares to IPO investors in exchange for gross proceeds of $16,000,000 and net proceeds of $14,682,089 after deducting underwriter commissions and allowable expenses.
(xi)	On April 29, 2022, the Company issued 1,900,000 common shares at a fair value of $8.49 per share as part of the consideration in the acquisition of Holigen (note 4).
(xii)	On August 4, 2022, the Company issued 918,369 common shares at a fair value of $890,818 on the 1,124,569 RSUs granted on July 29, 2022.
(xiii)	On August 11, 2022, the Company issued 206,200 common shares at a fair value of $200,014 on the 1,124,569 RSUs granted on July 29, 2022.
(xiv)	On August 25, 2022, the Company issued 675,676 common shares at a fair value of $560,135 on the 675,676 RSUs granted on August 18, 2022.
(xv)	On September 8, 2022, the Company issued 608,108 common shares at a fair value of $431,757 on the 608,108 RSUs granted on September 6, 2022.
(xvi)	On October 28, 2022, the Company issued 820,000 common shares at a fair value of $210,740 on the 820,000 RSUs granted on October 28, 2022.
(xvii)	November 22, 2022, the Company issued 600,000 common shares at a fair value of $138,000 on the RSUs granted on November 21, 2022.

(c)Loss per share

The weighted average number of common shares outstanding for basic and diluted loss per share for the year ended December 31, 2022 was 29,930,094 (2021 – 16,223,996). The Company did not have any potential dilution during the years ended December 31, 2022 and 2021.

(d)Restricted stock units

In order to incentivize senior executive management and key staff, the Company makes use of equity incentives awarded pursuant to the Employee Share Ownership Plan (“ESOP”). In terms of the ESOP, the Company may award up to 20% of the Company’s issued share capital (at any point in time) in qualifying ESOP incentives.

On April 22, 2022, the Company granted 2,480,532 restricted stock units (“RSUs”) to directors, officers, and employees of the Company, of which service cost of $561,285 was included in general and administrative expenses during the year ended December 31, 2022 (2021 - $nil). Each of the RSUs vest monthly over 36 months beginning April 22, 2022.

15.    Share Capital (continued)

(d)Restricted stock units (continued)

On July 29, 2022, the Company granted 1,124,569 restricted stock units (“RSUs”) at a market price of $0.97 to consultants and directors of the Company in accordance with the Company's RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $1,090,832. 1,124,569 of the granted RSUs were exercised during the year ended December 31, 2022.

On August 11, 2022, the Company granted 206,200 restricted stock units (“RSUs”) at a market price of $1.03 to directors of the Company in accordance with the Company's RSU plan. Each of the RSUs vest three days following the release of Q2 2022 financials. The fair value of the granted RSUs was estimated to be $212,386.

On August 18, 2022, the Company granted 675,676 restricted stock units (“RSUs”) at a market price of $0.83 to consultants of the Company in accordance with the Company's RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $560,135. 675,676 of the granted RSUs were exercised during the year ended December 31, 2022.

On September 6, 2022, the Company granted 608,108 restricted stock units (“RSUs”) at a market price of $0.71 to a consultant of the Company in accordance with the Company's RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $431,757. 608,108 of the granted RSUs were exercised during the year ended December 31, 2022.

On September 21, 2022, the Company granted 988,961 restricted stock units (“RSUs”) at a market price of $0.61 to directors, officers, and consultants of the Company in accordance with the Company's RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $598,321.

On September 22, 2022, the Company granted 300,000 restricted stock units (“RSUs”) at a market price of $0.56 to an officer of the Company in accordance with the Company's RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $168,000.

On October 28, 2022, the Company granted 820,000 restricted stock units (“RSUs”) at a market price of $0.26 to directors and officers of the Company in accordance with the Company's RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $210,740. 820,000 of the granted RSUs were exercised during the year ended December 31, 2022.

On November 21, 2022, the Company granted 600,000 restricted stock units (“RSUs”) at a market price of $0.23 to a consultant of the Company in accordance with the Company's RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $138,000. 600,000 of the granted RSUs were exercised during the year ended December 31, 2022.

A summary of the Company’s outstanding RSUs as at December 31, 2022 are as follows:

Number of RSUs
Balance, December 31, 2021	—
Granted	7,804,046
Exercised	(3,828,353)
Balance, December 31, 2022	3,975,693

During the year ended December 31, 2022, the Company recorded $2,431,464 (2021 - $nil) of expenses related to the RSUs as consulting fees.

16.   Related Party Transactions

Secured convertible debenture

On November 3, 2021 (the “Issuance Date”), the Company entered into an agreement with Halo in which the Company issued Halo a secured convertible debenture with an initial value of $6,559,294. The notes were convertible into common shares of the Company’s capital receiving the number of shares, at its current market price, required to satisfy the principal and interest payable. The obligation to convert the note within six months of the Issuance Date is triggered by (a) an initial public offering by the Company on a stock exchange; (b) an amalgamation, arrangement, merger, reverse takeover, reorganization or similar event; (c) a sale or conveyance of all or substantially all of the property and assets of the Company to any arm’s length third party for consideration consisting of free trading securities and the subsequent distribution of all of such consideration to all of the holders of common shares, on a pro rata basis; (d) the sale or exchange of all or substantially all of shares of the Borrower for free trading securities. The debt bears interest at one percent per annum, matures on November 3, 2022 and is secured by all of the assets of the Company other than the interests in the securities of Bophelo Bio Science and Wellness (Pty) Ltd. and ranks ahead of all other debt issued by the Company. On March 15, 2022, upon completion of the Company's initial public offering the Company issued 1,645,745 common shares to Halo Collective, Inc. (“Halo”) at a price of $4 each to settle the principal amount of $6,559,294 plus accrued interest $23,686 owing to Halo in terms of a convertible debenture agreement, which totaled $6,582,980 at the time of conversion (see note 15(b)(ix)).

Transactions with Key Management Personnel

The Company has identified its Board of Directors, Executive Chairman, Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”), Chief Financial Officer (“CFO”) and its President as its key management personnel who have the authority and responsibility for planning, directing and controlling the Company’s main activities.

For the years ended December 31,	2022	2021
Key Management Remuneration	$3,572,602	$1,148,206
Stock-based compensation	898,640	—
Short term accommodation expense	—	69,521
	$4,471,242	$1,217,727

The Key Management remuneration is included in Professional and Consulting fees in the Statement of Operations.

During the year ended December 31, 2021, the Company incurred expenditures of $69,521 associated with rental of short-term accommodation from the Company’s former executive Chairman, LM Mojela, to house the Company’s expatriate staff working on site at the Company’s cultivation operation in the Kingdom of Lesotho.

As of December 31, 2022, the Company has balances payable to related parties of $679,617 (2021 - $9,601,708) as below:

a.	As at December 31, 2021, the entire balance of Loans and Borrowings of $432,201 (note 14) was payable to LM Mojela. The balance does not bear interest, is unsecured and does not have a fixed repayment date.
b.	Included within accounts payable and accrued liabilities at December 31, 2022 is remuneration payable to key management totaling $679,617 (2021 – $34,611), which includes amounts owing to the following directors and officers of the Company:
i.	$507,326 owing to T Scott (2021 - $5,541);
ii.	$15,092 owing to T Virk (2021 - $nil);
iii.	$49,617 owing to T Flow (2021 - $nil);
iv.	$17,223 owing to Dr. Akkar-Schenkl (2021 - $nil);
v.	$15,092 owing to L Mojela (2021 - $7,702);
vi.	$16,344 owing to P van den Berg (2021 - $nil);
vii.	$22,335 owing to C Kié (2021 - $2,785);

16.   Related Party Transactions (continued)

viii.	$10,379 owing to G Jones (2021 - $nil);
ix.	$7,619 owing to P Freyre (2021 - $nil);
x.	$10,379 owing to G Dingaan (2021 - $nil);
xi.	$8,211 owing to B Baker (2021 - $nil);
xii.	$nil owing to G Seape (2021 - $16,466); and
xiii.	$nil owing to V Iyer (2021 - $2,117).

c.	As at December 31, 2022, the balance of the land lease presented in lease liability (note 13) pertained to the amount owing to Mophuthi Trust, a Trust controlled by Louisa Mojela and Granny Seape, a director of a subsidiary of the Company to the extent of $nil (2021 - $2,418,706).
d.	The balance of the secured convertible debentures as at December 31, 2021 with a carrying value of $6,716,190 carries interest at 1% per annum.

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

17.   Income Taxes

The components of income tax expense (benefit) are as follows:

Years ended December 31,	2022	2021
Current:	$—	$—
Kingdom of Lesotho	—	—
Republic of Malta	—	—
United Kingdom	—	—
	$—	$—

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

Deferred tax assets and liabilities have not been recognized for the following:

Years ended December 31,	2022	2021
Net loss before income taxes:	$(11,657,674)	$(8,131,197)
Statutory income tax rate	26.50%	26.50%

Income tax benefit	(3,089,284)	(2,154,767)
Non-deductible items	1,664,757	—
Non-taxable items	(3,420,469)	—
Foreign rate differential	(323,877)	1,227,150
Unrecognized loss carryforwards	5,168,873	1,089,449
	$—	$—

The Company has reconciled to the average statutory tax rate of the Kingdom of Lesotho (10%), the Republic of Malta (35%), the United Kingdom (19%), and the Republic of Portugal (21%).

17.   Income Taxes (continued)

Deferred tax assets

At December 31,	2022	2021

Net operating loss before carryforwards	$—	$—
Unrecognized loss carryforwards	$—	$—

Deferred tax assets have not been recognized in respect of unutilized tax losses carried forward because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom.

18.   Financial Instruments

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

The following is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments as at December 31, 2022 and 2021:

		2022		2021
		Carrying	Fair	Carrying	Fair
	Level	amount	value	amount	value
Financial assets
Financial assets measured at amortised cost:
Cash and cash held in trust	1	228,794	228,794	3,495,390	3,495,390
Marketable securities	1	263,691	263,691	—	—
Trade and other receivables	2	1,235,619	1,235,619	242,357	242,357
Loan receivable	2	483,588	483,588	—	—

Financial liabilities
Financial liabilities measure at amortised cost:
Trade and other payables	2	7,139,817	7,139,817	680,328	680,328
Loans and borrowings	2	3,568,896	3,568,896	432,201	432,201
Holdback payable	2	377,465	377,465	—	—
Lease liabilities	2	330,821	330,821	2,418,706	2,418,706
Due to related party	2	679,617	679,617	—	—
Secured convertible debenture	2	—	—	6,716,190	6,716,190

19.   Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(a)Market risk

Foreign exchange risk: is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company has not entered into any foreign exchange hedging contracts. The Company is exposed to currency risk from the British Pound (“GBP”), Euro (“EUR”), Lesotho Loti (“LSL”) and Canadian dollar (“CAD”) through the following foreign currency denominated financial assets and liabilities:

As at December 31 (expressed in GBP)	2022	2021
Financial assets
Cash and cash held in trust	£75,315	£2,577,674
Trade and other receivables	149,223	30,983
Loan receivable	400,000	—
	£624,538	£2,608,657
Financial liabilities
Trade and other payables	£923,725	£239,763
Loans and borrowings	25,000	—
	£948,725	£239,763

As at December 31 (expressed in EUR)	2022	2021
Financial assets
Cash	€42,664	€—
Trade and other receivables	986,320	—
	1,028,984	€—
Financial liabilities
Trade and other payables	€3,201,180	€—
Loans and borrowings	3,307,633	—
	€6,508,813	€—

As at December 31 (expressed in CAD)	2022	2021
Financial assets
Cash	$140,423	$255,880
Marketable securities	357,143	—
	$497,566	$255,880
Financial liabilities
Trade and other payables	$3,629,380	$234,711
Due to related party	810,206	—
Holdback payable	511,238	—
Lease liabilities	448,064	—
	$5,398,888	$234,711

19.   Risks Arising from Financial Instruments and Risk Management (continued)

(a)Market risk (continued)

As at December 31 (expressed in LSL)		2022		2021
Financial assets
Cash	L	—	L	321,646
	L	—	L	321,646
Financial liabilities
Lease liabilities	L	—	L	38,965,352
Loans and borrowings		—		7,846,551
	L	—	L	46,811,903

Based on the above net exposures as at December 31, 2022, assuming that all other variables remain constant, a 5% appreciation or deterioration of the USD against the GBP would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $13,000 (2021 – $161,000), EUR - $256,000 (2021 – $nil), CAD - $181,000 (2021 - $3,000) and LSL - $nil (2021 – $143,000).

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

At December 31, 2022, the Company was subject to a concentration of credit risk related to its accounts receivable as 85% (2021 - 94% from one customer) of the balance of amounts owing is from one customer. As at December 31, 2022, the Company recorded a bad debt expense of $332,715 (2021 – $nil), within general and administrative expenses, as the amounts were deemed not collectible from the customer. As at December 31, 2022 and 2021, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure that it will have sufficient liquidity to meet its liabilities and commitments when due and to fund future operations. The Company’s trade and other payables are due within the current operating year.

20.   Capital Management

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

The Company’s overall strategy with respect to capital risk management remains unchanged for the years ended December 31, 2022 and 2021.

21.   Segmented Information

The Company has three reportable segments: Cultivation, Distribution & Corporate. Cultivating activities which comprise the “cultivation” segment are made up of the medical cannabis cultivation operations at RPK/Holigen in Portugal, and medical cannabis cultivation activities which were undertaken at Bophelo Bio Science & Wellness (Pty) Ltd. in Lesotho up until the loss of control event which occurred in July 2022 when the liquidation of Bophelo Bio Science and Wellness (Pty) Ltd was ordered by the High Court of Lesotho (refer to note 5). Distributing activities relate to the distribution of medical cannabis by Canmart Ltd in the United Kingdom. Corporate activities entail head office costs and other general corporate expenses related to the administration of the broader group. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The reportable segments have been determined by management on the basis that these are strategic business units that offer different products and services. The business units in Portugal and Lesotho (up until the loss of control event described in note 5) which fall under the cultivation segment are focused on the cultivation of medical cannabis and medical cannabis biomass respectively, while the business unit in the United Kingdom, which falls under the distribution segment, undertakes the sale and distribution of medical cannabis products. The corporate segment undertakes management and treasury services within the group and for the benefit of all group companies. They are managed separately as each business unit requires different strategies, risk management and technologies.

Set out below is information about the assets and liabilities as at December 31, 2022 and 2021 and profit or loss from each segment for the years ended December 31, 2022 and 2021:

	As at December 31, 2022
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$37,392,401	$819,376	$785,000	$38,996,777
Reportable segment liabilities	6,961,243	1,146,980	3,988,393	12,096,616

21.   Segmented Information (continued)

	As at December 31, 2021
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$4,127,273	$3,716,771	$201,959	$8,046,003
Reportable segment liabilities	3,020,730	323,129	6,903,926	10,247,425

	For the year ended December 31, 2022
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$2,517,904	$101,778	$—	$2,619,682
Intersegment revenues	—	—	—	—
Other income (expense)	13,348,562	(3,532)	(1,289,652)	12,055,378
Finance income	—	886	—	886
Finance expense	(84,686)	(49)	(30,589)	(115,324)
Depreciation & amortization	3,507,013	2,546	88,764	3,598,323
Discontinued operations	(3,422,225)	—	—	(3,422,225)
Reportable segment income (loss)	3,974,069	(8,089,036)	(7,542,707)	(11,657,674)

	For the year ended December 31, 2021
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$—	$41,431	$—	$41,431
Intersegment revenues	—	—	—	—
Other expense	—	55	—	55
Finance income	—	90	—	90
Finance expense	—	—	10,509	10,509
Depreciation & amortization	—	478	—	478
Discontinued operations	(5,657,494)	—	—	(5,657,494)
Reportable segment loss	(5,331,601)	(1,775,923)	(1,023,673)	(8,131,197)

Set out below are reconciliations of each reportable segment’s revenues, profit or loss, assets and liabilities as at December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021:

	For the year ended December 31, 2022
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$2,517,904	$101,778	$—	$2,619,682
Elimination of inter segment revenue	—	—	—	—
Total revenue	$2,517,904	$101,778	$—	$2,619,682

	For the year ended December 31, 2021
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$—	$41,431	$—	$41,431
Elimination of inter segment revenue	—	—	—	—
Total revenue	$—	$41,431	$—	$41,431

	For the year ended December 31, 2022
Loss	Cultivation	Distribution	Corporate	Total
Total profit or loss for reportable segments	$7,396,294	$(8,089,036)	$(7,542,707)	$(8,235,449)
Total loss on discontinued operations	(3,422,225)	—	—	(3,422,225)
Elimination of inter segment profit or loss	—	—	—	—
Income (Loss) before income tax expense	$3,974,069	$(8,089,036)	$(7,542,707)	$(11,657,674)

21.   Segmented Information (continued)

	For the year ended December 31, 2021
Loss	Cultivation	Distribution	Corporate	Total
Total profit or loss for reportable segments	$325,893	$(1,775,923)	$(1,023,673)	$(2,473,703)
Total loss on discontinued operations	(5,657,494)	—	—	(5,657,494)
Elimination of inter segment profit or loss	—	—	—	—
Loss before income tax expense	$(5,331,601)	$(1,775,923)	$(1,023,673)	$(8,131,197)

	As at December 31, 2022
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$37,392,401	$19,950,376	$13,914,212	$71,256,989
Elimination of inter segment assets	—	(19,131,000)	(13,129,212)	(32,260,212)
Segments’ assets	$37,392,401	$819,376	$785,000	$38,996,777

	As at December 31, 2021
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$4,127,273	$4,082,801	$26,027,087	$34,237,881
Elimination of inter segment assets	—	(366,030)	(25,825,848)	(26,191,878)
Segments’ assets	$4,127,273	$3,716,771	$201,959	$8,046,003

	As at December 31, 2022
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$16,032,790	$29,335,641	$(26,121,029)	$19,247,402
Elimination of inter segment liabilities	(9,071,547)	(28,188,661)	30,109,422	(7,150,786)
Entity’s liabilities	$6,961,243	$1,146,980	$3,988,393	$12,096,616

	As at December 31, 2021
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$10,602,945	$5,437,189	$(5,880,163)	$10,160,956
Elimination of inter segment liabilities	(7,582,575)	(5,114,060)	12,784,089	86,469
Entity’s liabilities	$3,020,370	$323,129	$6,903,926	$10,247,425

22.   Subsequent Event

On January 26, 2023, the Company issued 4,210,525 common shares at a fair value of $1,178,947 on the RSUs granted.

On March 8, 2023, the Company announced that it expects to implement a 1-for-10 reverse stock split on its ordinary shares effective Thursday March 9, 2023.

On March 29, 2023, the Company announced that it received a notification letter (the “Notification Letter on Compliance”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”) dated March 27, 2023, indicating that the Company has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules (the “Minimum Bid Price Requirement”).

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Akanda Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Akanda Corp. (the “Company”) as of December 31, 2021, the related statement of operations, stockholders' equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s BF Borgers CPA PC

BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company's auditor from 2021 to 2023

Lakewood, CO

May 2, 2022

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

3.	Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.
4.	‘Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

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
(xviii)The 13,129,212 shares issued to Halo in exchange for the Cannahealth acquisition have been deemed to be issued and outstanding as of the earliest reporting date, December 31, 2019.
(xix)On July 16, 2021, the Company issued 5,626,806 common shares in the Company’s capital to its founders.
(xx)	On July 26, 2021, the Company completed a seed capital offering issuing 468,900 common shares in the Company’s capital at approximately $0.53 per share.
(xxi)On November 12, 2021, the Company issued 13,129,212 shares to the former shareholders of Cannahealth Limited to facilitate the acquisition of the entity, at a value of $0.01 per share.
(xxii)On November 12, 2021, the Company completed a private placement, receiving gross consideration of $5,312,136 upon the issuance of 2,126,400 common shares of the Company at a price of $2.50 per share. The Company paid $508,078 in advisory fees and commissions associated with the offering.

(xxiii)On November 10, 2021, the Company issued 880,000 common shares at a value of $2.50 per common share to settle bridge loans payable of $2,200,000.

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

ITEM 19.EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1*	Articles of Incorporation of Akanda Corp., dated July 16, 2021.	F-1	001-41324	3.1	2/14/22

1.2*	Articles of Amendment of Akanda Corp., dated August 30, 2021.	F-1	001-41324	3.2	2/14/22

1.3*	Articles of Amendment of Akanda Corp., dated March 8, 2023.	6-K	000-41324	99.2	3/8/23

1.4*	Bylaws of Akanda Corp., dated July 16, 2021.	F-1	001-41324	3.3	2/14/22

2.1*	Underwriting Agreement, dated as of March 14, 2022, between Akanda Corp. and Boustead Securities, LLC.	6-K	001-41324	1.1	3/18/22

2.2*	Representative’s Warrant, dated as of March 17, 2022.	6-K	001-41324	4.1	3/18/22

4.1*	Investor Rights Agreement between Akanda Corp. and Halo Collective Inc., dated November 3, 2021.	F-1	001-41324	4.1	2/14/22

4.2*	Secured Convertible Debenture issued to Halo Collective Inc., dated November 3, 2021.	F-1	001-41324	4.2	2/14/22

4.3*	Share Purchase Agreement, dated as of April 20, 2022 among Akanda Corp., Cannahealth Limited, Holigen Holdings Limited and The Flowr Corporation.	6-K	001-41324	2.1	4/27/22

4.4*	Form of Subscription Agreement for The Flowr Corporation Common Shares.	6-K	001-41324	10.1	4/27/22

4.5*	Form of Transition Services and Products Agreement between The Flowr Corporation, RPK Biopharma Unipessoal Lda. And Akanda Corp.	6-K	001-41324	10.2	4/27/22

4.6*	Non-Competition Agreement dated April 21, 2022.	6-K	001-41324	10.3	4/27/22

4.7*+	Stock Option Plan of Akanda Corp.	F-1	001-41324	10.1	2/14/22

4.8*+	Form of Indemnity Agreement with directors and executive officers.	F-1	001-41324	10.8	2/14/22

4.9*	Bridge Loan Facility by and between Akanda Corp. and Cellen Limited dated December 2, 2021.	F-1	001-41324	10.11	2/14/22

4.10#Ω˄	Supply Agreement between RPK Biopharma Unipessoal, Lda and Cansativa GmbH, dated August 8, 2022.

4.11#Ω˄	Retail License Agreement between Cookies Creative Consulting & Promotions, Inc. and RPK Biopharma Unipessoal, LDA, dated July 19, 2021.

4.12#Ω˄	License and Packaging Agreement among Cookies Creative Consulting & Promotions, Inc., 1L Botanicals LLC, and RPK Biopharma Unipessoal, LDA, dated July 19, 2021.

4.13Ω˄	Loan Agreement by and among Veridia Canada, LTD., Akanda Corp. and RPK Biopharma Unipessoal, LDA., dated April 26, 2023.	6-K	001-41324	4.1	4/28/22

8.1#	List of Significant Subsidiaries of Akanda Corp.

11.1*	Code of Business Conduct and Ethics of Akanda Corp.	F-1	001-41324	14.1	2/14/22

11.2*	Whistleblower Policy of Akanda Corp.	F-1	001-41324	14.2	2/14/22

11.3*	Related Party Transactions Policy of Akanda Corp.	F-1	001-41324	14.3	2/14/22

12.1#	Certification of Chief Executive Officer as required by Rule 13a-14(a)/15d 14(a) of the Securities Exchange Act of 1934

12.2#	Certification of Chief Financial Officer as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

13.2#	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Previously filed.
+	Indicates management contract or compensatory plan.
#	Filed herewith.
Ω	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item (601)(b)(10).
˄

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

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

/s/ Katie Field
By: Katie Field
Title: Executive Director

Date: May 1, 2023