Form 20-F
period 2023-12-31
AKANDA CORP.
filed 2024-05-01
CIK 1888014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Katie Field, Interim Chief Executive Officer and Director

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

The number of common shares outstanding as of December 31, 2023 was 5,628,295

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes  ☒ No

i

INTRODUCTION

Akanda Corp. was incorporated on July 16, 2021 in the Province of Ontario, Canada under the Business Corporations Act (Ontario). The principal listing of our ordinary shares is The Nasdaq Capital Market, or Nasdaq. We filed a registration statement on Form F-1 (File No.: 333-262436) with respect to our common shares with the U.S. Securities and Exchange Commission, or SEC, which was declared effective on March 14, 2022. Our common shares are listed on The Nasdaq Capital Market, under the symbol “AKAN”. As used in this Annual Report on Form 20-F, the terms “we,” “us,” “our”, “Akanda” and the “Company” mean Akanda Corp. and its subsidiaries, unless otherwise indicated.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

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

Akanda was only recently incorporated to be a holding company. Each of our operating subsidiaries, has a very limited operating history and has generated minimal revenue. Bophelo was formed and commenced operations in 2018 and was primarily engaged in construction and preparation activities since its inception. Bophelo made only one sale of cannabis flower to a local buyer in April 2022 and generated sales revenue of $31,123 in the twelve-month period ended December 31, 2022. During the year ended December 31, 2022, the Company determined that it no longer controlled Bophelo as a result of an insolvent liquidation. As a result of the loss of control, the Company derecognized the net assets of Bophelo and accounted for the operating results as discontinued operation. Canmart was formed in 2018 and commenced operations in 2020. Canmart generated sales revenue of approximately $423,683 in the twelve-month period ended December 31, 2023 (2022 — $101,778). During the year ended December 31, 2022, the Company acquired Holigen Limited (“Holigen”) and its wholly-owned subsidiary, RPK Biopharma Unipessoal, LDA (“RPK”). RPK generated sales revenue of approximately $1,736,369 during the year ended December 31, 2023 (2022 — $1,933,203). We remain an early-stage company and have limited financial resources and minimal operating cash flow. If we cannot successfully develop, manufacture and distribute our products, or if we experience difficulties in the development process, such as capacity constraints, quality control problems or other disruptions, we may not be able to develop or offer market-ready commercial products at acceptable costs, which would adversely affect our ability to effectively enter the market or expand our market share. A failure by us to achieve a low-cost structure through economies of scale or improvements in cultivation, manufacturing or distribution processes would have a material adverse effect on our commercialization plans and our business, prospects, results of operations and financial condition.

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

Each of Akanda and Canmart has generated no revenue or, only minimal revenue, while RPK generated revenue of $1,736,369, and incurred a consolidated net loss for the fiscal year ending December 31, 2023, primarily as a result of increased operating expenses to execute our business plan and growth strategy. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements.

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

In February 2023, Tejinder Virk, our former Chief Executive Officer, notified us of his resignation. Mr. Virk’s resignation was a result of disagreement with us regarding contractual obligations owed pursuant to the Service Agreement dated June 2, 2021 (the “Service Agreement”) between Mr. Virk, Halo Labs Inc., as guarantor, and Canmart Limited. According to Mr. Virk, the Company and Canmart committed a breach of the Service Agreement by failing to pay him monies and benefits owed following his placement on a paid leave of absence in November 2022 due to an internal investigation into Mr. Virk’s conduct as our Chief Executive Officer and as a director of Canmart. While we have informed Mr. Virk that he has been summarily dismissed and will be paid through February 2023. On May 12, 2023 Tejinder Virk issued a claim for Detriment and dismissal for alleged protected disclosures totaling £1,630,302.22. The claim has been denied in its entirety.

In addition, in July 2022, our former Executive Chairman, Louisa Mojela was summarily terminated as Chairman of Bophelo for Cause, as a “bad leaver”. In the event that the Lesotho Court does not reverse its determination to place Bophelo in liquidation, we plan to seek to recover significant loans that we have made to Bophelo to fund the execution of Bophelo’s business plan, including payment of rents and staffing costs. On October 20, 2022 Ms. Mojela filed a claim against Canmart and Akanda for wrongful termination of her Service Agreement. Ms. Mojela sought £1,832,150.62 plus further administrative and legal fees. The Company denied her claim and lodged a counterclaim lodged for losses caused by Ms. Mojela, including a loan of US $6,849,935.69 Akanda advanced to Bophelo. As at December 31, 2023, Ms. Mojela’s entire application failed. At the Consequentials hearing on January 15, 2024 Canmart and Akanda were awarded £60,000 in legal costs. Ms. Mojela is pursuing an appeal.

On April 29, 2023, Trevor Scott, our former Chief Financial Officer, filed a claim against the Company for amounts owing under his employment agreement totaling £420,659.95. This claim was resolved via a confidential settlement on January 15, 2024 and no amounts beyond this settlement are further owing to Mr. Scott.

On May 15, 2023, Vidya Iyer, our former SVP of Finance, filed a claim against the Company for amounts owing under her employment agreement totaling £151,774. This claim was resolved via a confidential settlement on March 27, 2024 and no amounts beyond this settlement are further owing to Ms. Iyer.

On January 29, 2024, Shailesh Bhushan, our former Chief Financial Officer, filed a complaint with the Employment Standards Branch of British Columbia claiming unpaid salary and invoices in the aggregate amount of CAD $271,990 from the period December 2022 through November 2023. The Company previously offered to Mr. Bhushan an annual salary of CAD $60,000 and as such, believes the claim to be frivolous, strongly disputes the amount claimed, and intends to vigorously defend itself.

Please refer to Note 22 of the Audited Consolidated Financial Statements as of and for the years ended December 31, 2023 and 2022 filed on April 30, 2024 for details of the legal proceedings with Mr. Virk, Ms. Mojela and Mr. Bhushan.

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

The industry in which we operate is subject to intense and increasing competition. Many of our competitors have greater resources that may enable them to compete more effectively than us in the cannabis industry, or they have a longer operating history and greater capital resources and facilities, which may enable them to compete more effectively in this market. We expect to face additional competition from existing licensees and new market entrants who are granted licenses in the jurisdictions in which we operate, including the United Kingdom and other jurisdictions in which we intend to expand our operations. If a significant number of new licenses are granted in the near term, we may experience increased competition for market share and may experience downward pricing pressure on our products as new entrants increase production. Such competition may cause us to encounter difficulties in generating revenues and market share, and in positioning our products in the market. If we are unable to successfully compete with existing companies and new entrants to the market, our lack of competitive advantage will have a negative effect on our business and financial condition.

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

Our success is dependent upon the ability, expertise, judgment, discretion and good faith of our senior management and key employees, including, without limitation, Katie Field, our Interim Chief Executive Officer and Executive Director, and Gucharn Deol, our Chief Financial Officer. The loss of any member of our management team or any of our key employees could have a material adverse effect on our business and results of operations. While employment agreements and incentive programs are customarily used as primary methods of retaining the services of key employees, these agreements and incentive programs cannot assure the continued services of such employees. Any loss of the services of such individuals, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on our business, operating results or financial condition. We do not currently maintain key-person insurance on the lives of any of our key employees or members of management. Competition for qualified technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain such qualified individuals in the future, which may adversely affect our operations.

Our directors and officers may have conflicts of interest in conducting their duties.

We may be subject to various potential conflicts of interest because of the fact that some of our officers and directors may be engaged in the cannabis industry through their participation in corporations, partnership or joint ventures, which are potential competitors of our company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of our company. Our directors and officers with conflicts of interest will be subject to the procedures set out in the related Canadian law and regulations.

Our executive officers are engaged in other business activities and, accordingly, may not devote sufficient time to our business affairs, which may affect our ability to conduct operations.

In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to us. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors. For example, our Interim Chief Executive Officer and Executive Director, Ms. Katie Field, is the Chief Executive Officer and Chairman of Halo.

The Coronavirus (“COVID-19”) outbreak and similar disease outbreaks or public health emergencies could adversely affect our future operations.

Our operations could be significantly and adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the outbreak of a respiratory illness caused by COVID-19 and the related economic repercussions. We cannot accurately predict the effects COVID-19 will have on our operations and the ability of others to meet their obligations with us, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In light of the COVID-19 pandemic, there could be a negative impact on sourcing medical cannabis products for our distribution in the United Kingdom. Additionally, COVID-19 has caused significant disruptions to the global financial markets, which could impact our ability to raise additional capital. The ultimate impact on us and our significant suppliers and prospective customers is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

The U.K. and EU populations have reached a significant level of vaccination. There is no guarantee, however, that the continued development of COVID-19 will not affect our operations negatively. During the year ended December 31, 2023, both the UK government and governments inside the EU have substantially reduced COVID-19 restrictions.

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

Our business is subject to risks associated with conducting business outside of the United States. Our operations are based primarily in the United Kingdom and Canada. Our principal office and Canmart’s operations are located in the United Kingdom and we own certain property in Canada. Accordingly, our future results could be harmed by a variety of factors, including, without limitation, the following:

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

Cannabis laws and regulations are dynamic and subject to evolving interpretations which could require us to incur substantial costs associated with compliance or alter certain aspects of our business plan. It is also possible that regulations may be enacted in the future that will be directly applicable to certain aspects of our businesses. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. Management expects that the legislative and regulatory environment in the cannabis industry in the United Kingdom and internationally will continue to be dynamic and will require innovative solutions to try to comply with this changing legal landscape in this nascent industry for the foreseeable future. Failure to comply with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

Public opinion can also exert a significant influence over the regulation of the cannabis industry. A negative shift in the public’s perception of the cannabis industry could affect future legislation or regulation in different jurisdictions.

There are risks associated with the regulatory regime and permitting requirements of our operations.

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the cultivation, processing and sale of our products. Canmart currently holds the licenses required to conduct its operations. We may not be able to obtain or maintain the necessary licenses, permits, quotas, authorizations, certifications or accreditations to operate our business going forward, or may only be able to do so at great cost. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by local governmental authorities.

Our officers and directors must rely, to a great extent, on our local legal counsel and local consultants retained in the United Kingdom in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect our business operations, and to assist us with governmental relations. We must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in the United Kingdom in order to enhance our understanding of and appreciation for the local business culture and practices in such jurisdictions.

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

We expect to have sufficient capital to fund our current operations at least through the middle of 2024. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances or a combination of these approaches. Raising funds in the current economic environment may present additional challenges. It is not certain that we have accounted for all costs and expenses of future development and regulatory compliance. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

The incurrence of indebtedness would result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely affect our ability to conduct our business. For example, as of March 31, 2024, the Company has incurred aggregated outstanding loans, including accrued interest, of approximately $1,326,682 from Halo (the “Halo Debt”), making Halo a significant creditor of the Company. Even though the Halo Debt is unsecured, Halo may be able to influence our strategic goals, management and affairs, including use of available capital, capital raising opportunities, borrowing, recapitalization, and any acquisition, sale, merger, or consolidation transactions. The interests of Halo may not always coincide with the interests of the Company or the interests of shareholders and Halo may act in a manner that advances its best interests and not necessarily our Company. Additionally, there may be an inherent conflict of interest because our interim Chief Executive Officer and director, Ms. Katie Field, is serving as the Chief Executive Officer and Chairman of Halo.

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

Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our shareholders and could cause the price of our Common Shares to decline.

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

We may not be able to maintain a listing of our Common Shares on Nasdaq. If we fail to meet applicable listing requirements, Nasdaq may delist our Common Shares from trading, in which case the liquidity and market price of our Common Shares could decline.

Although our Common Shares are listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s listing standards, our Common Shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our Common Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell our Common Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Common Shares. The delisting of our Common Shares could significantly impair our ability to raise capital and the value of your investment.

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

On September 27, 2022, we received a letter from the staff of the Listing Qualifications Department of the Nasdaq, notifying the Company that it is not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). It resulted from the fact that the closing bid price of the Company’s Common Shares, was below $1.00 per share for a period of 30 consecutive business days. The letter also states that Nasdaq will provide the Company 180 calendar days, or until March 27, 2023 to regain compliance with Nasdaq Listing Rule 5550(a)(2). We effected a reverse share split at a ratio of 1-for-10 shares on March 9, 2023 in order to regain compliance.

On July 3, 2023, we received a new letter from the staff of the Listing Qualifications Department of the Nasdaq, notifying the Company that it is again not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). It resulted from the fact that the closing bid price of the Company’s Common Shares, below $1.00 per share for a period of 30 consecutive business days. The letter also states that Nasdaq will provide the Company 180 calendar days, or until January 1, 2024 to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Common Shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by January 1, 2024 the Company may be eligible for additional time to regain compliance or may face delisting.

The receipt of the Notification Letter has no immediate effect on the listing of the Company’s Common Shares, which will continue to trade uninterrupted on Nasdaq under the ticker “AKAN”. We intend to monitor the closing bid price of its Common Shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse stock split of its Common Shares to regain compliance with the minimum bid price requirement under the Nasdaq listing rules.

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

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer files with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws, if applicable. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, if and when applicable, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we have more time than U.S. domestic companies after the end of each fiscal year to file our annual report with the SEC and are not required under the Exchange Act to file quarterly reports with the SEC.

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

The public offering price of our Common Shares has been determined by negotiations between us and the underwriter based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our Common Shares may prevent investors from being able to sell their shares at or above the public offering price. As a result, you may suffer a loss on your investment.

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

ITEM 4. INFORMATION ON THE COMPANY

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

At the closing of the Cannahealth Acquisition on November 3, 2021, Cannahealth owned all the issued and outstanding equity interests of Canmart and Bophelo Holdings, which owned all the issued and outstanding equity interests of Bophelo. As a result of the Acquisition, both Bophelo and Canmart became our indirect wholly-owned subsidiaries. As consideration for this Acquisition, we issued 1,312,921 Common Shares to Halo at a price of $10.00 per share, resulting in Halo owning approximately 68.3% of all our outstanding Common Shares at the closing of the Cannahealth Acquisition.

On November 12, 2021, Halo transferred 210,000 Common Shares to an unaffiliated party, 1306077B.C. LTD. (the “Halo Transferee”), which resulted in Halo owning 49.6% of our issued and outstanding Common Shares (the “Halo Transfer”) at the time. On 14 March 2022, and pursuant to a convertible debenture agreement between Akanda and Halo, Akanda issued 164,574 Common Shares to Halo to settle the principal amount and accrued interest (at the time of conversion) of $6,582,980 owing to Halo in terms of the convertible debenture agreement.

On April 20, 2022, Akanda, Cannahealth, The Flowr Corporation (“Flowr”) and Holigen Holdings Limited (“Holigen”), a wholly-owned subsidiary of Flowr entered into a share purchase agreement (the “Holigen Agreement”) whereby Cannahealth would acquire 100% of the ordinary shares of Holigen, which is the holding company of RPK Biopharma, Unipessoal, LDA (“RPK”), a cultivator and manufacturer of medical cannabis products based in Portugal (the “Holigen Acquisition”). The Holigen Acquisition closed on April 29, 2022.

The Purchase Price for the Holigen Acquisition was comprised of (i) of $3,000,000 in cash and (ii) 190,000 Common Shares, no par value per share, of Akanda (the “Akanda Shares”). The Akanda Shares were issued pursuant to Regulation S of the Securities Act. Concurrent to the closing of the Holigen Acquisition, Akanda purchased 14,285,714 Common Shares of Flowr for an aggregate purchase price of CAD$999,999.98.

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

On July 15, 2022, our indirect wholly-owned subsidiary Bophelo, a Lesotho company, was placed into liquidation by the High Court of Lesotho (the “Lesotho Court”) pursuant to an unauthorized application and request (the “Liquidation Application”) that was filed by Louisa Mojela, our former Executive Chairman, who was terminated as Executive Chairman of Akanda in July 2022, and the Mophuti Matsoso Development Trust (“MMD Trust”), which we believe was established by Ms. Mojela. Mr. Chavonnes Cooper of Cape Town, South Africa, was appointed by the Lesotho Court as liquidator of Bophelo for purposes of maintaining the value of the assets owned or managed by Bophelo. We intend to seek to recover significant loans made to Bophelo to fund the execution of Bophelo’s business plan, including payment of rents and staffing costs in the event that the Lesotho Court does not reverse its determination to place Bophelo in liquidation. As a result of Bophelo’s liquidation, during the year ended December 31, 2022, we determined that we no longer controlled Bophelo. As a result of the loss of control, we derecognized the net assets of Bophelo and accounted for the operating results as discontinued operation.

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

Akanda’s EU GMP certified indoor grow facility in Sintra received its first purchase order in September 2022. Akanda recently entered into an agreement to deliver 1,000 kilograms of high-grade medical cannabis flower to German pharmacies through the Cansativa platform. Cansativa is the only company in Germany permitted to distribute domestically grown cannabis. Cansativa will have a right of first refusal (ROFR) to take on additional quantities that could result in the full capacity utilization of RPK’s 2,000 kilograms per annum indoor production capacity. Akanda is targeting a leading 10% market share position of German medical cannabis imports, with room for additional expansion and growth. Germany has imported medical cannabis from numerous countries, with Portugal becoming an increasingly larger player gaining ground on Canada, the leader in this space. Holigen is one of few publicly traded companies that is a Europe-based cultivator, manufacturer and distributor of EU GMP certified medical cannabis. Holigen hosts a one-of-a-kind 20,000 square foot indoor cultivation site in Sintra dedicated to the cultivation of high THC premium cannabis as well as a 600,000 square foot outdoor facility located two hours south in Aljustrel.

On November 30, 2022, our former Chief Executive Officer, Tejinder Virk was placed on a paid leave of absence due to an internal investigation into Mr. Virk’s conduct as our Chief Executive Officer and as a director of Canmart. In February 2023, Mr. Virk notified us of his resignation as our Chief Executive Officer. Mr. Virk’s resignation was a result of disagreement with us regarding contractual obligations owed pursuant to the Service Agreement between Mr. Virk, Halo Labs Inc., as guarantor, and Canmart Limited. According to Mr. Virk, the Company and Canmart committed a breach of the Service Agreement by failing to pay him monies and benefits owed following his placement on a paid leave of absence in November 2022. On February 13, 2023, we notified Mr. Virk that he has was summarily dismissed. On May 12, 2023, Mr. Virk issued a claim for detriment and dismissal for alleged protected disclosures totaling £1,630,302.22. The claim has been denied in it’s entirely. As of December 28, 2023, the list of issues to be agreed upon are outstanding and pending further discovery, bundle to be agreed by February 1, 2024, witness statements due for exchange by March 28, 2024.

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

In July 2022, our former Executive Chairman, Louisa Mojela was summarily terminated as Chairman of Bophelo for Cause, as a “bad leaver”. In the event that the Lesotho Court does not reverse its determination to place Bophelo in liquidation, we plan to seek to recover significant loans that we have made to Bophelo to fund the execution of Bophelo’s business plan, including payment of rents and staffing costs. On October 20, 2022 Ms. Mojela filed a claim against Canmart and Akanda for wrongful termination of her Service Agreement. Ms. Mojela sought £1,832,150.62 plus further administrative and legal fees. The Company denied her claim and lodged a counterclaim lodged for losses caused by Ms. Mojela including a loan of US $6,849,935.69 Akanda advanced to Bophelo. As at December 31, 2023, Ms. Mojela’s entire application failed. At the Consequentials hearing on January 15, 2024 Canmart and Akanda were awarded £60,000 in legal costs. Ms. Mojela is pursuing an appeal.

On September 20, 2023, the Company announced the signing of an option to develop Canadian THC and CBD farming facility. The Company and 1107385 B.C. LTD, have agreed upon terms to purchase farming land and related operations and licenses, pursuant to which, the key deal terms are as follows:

●	Akanda will issue a non-refundable payment equal to One Million Eight Hundred Thousand United States Dollars (USD1,800,000) and if paid in Common Shares of Akanda will be based on formula to calculate the per share price as set forth in the agreement. The initial payment will be broken up into the First Option Payment, the Second Option Payment and the Third Option Payment, upon signing, 15 days after signing, 30 days after signing respectively.

●	This buys Akanda the right to develop the property for two years. The Company plans during this time period to develop Tetrahydrocannabinol (THC) and CBD facilities at this site. Additional payments will be made based upon milestones achieved from the development. Additional milestones include THC cultivation, sales of product, CBD cultivation, and Hemp cultivation. This is similar to a mining agreement where operators buy the right to mine a site. In this case the Company has purchased the right to develop the farming land.

Recent Developments since January 1, 2024

On January 4, 2024, the Company announced that it received an extension of 180 calendar days from The Nasdaq Stock Market LLC to regain compliance with the Nasdaq’s minimum $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market, following the expiration of the initial 180 calendar days period to regain compliance on January 2, 2024.

Sale of RPK

On February 28, 2024, the Company entered into a share purchase agreement with Somai Pharmaceuticals Ltd (“Somai”), Cannahealth and Holigen to sell all the shares of RPK to Somai for a consideration of $2,000,000, subject to certain closing conditions, customary representations and warranties, covenants and indemnification obligations. On April 1, 2024, the Company completed the transaction with Somai for the sale of RPK. For a detailed description of the transaction, please see below under “Business Overview.”

Financing Transactions

On February 1, 2024, the Company entered into a securities purchase agreement with an accredited investor in connection with the issuance and sale by the Company in a registered direct offering (the “Registered Direct Offering”) at market price in accordance with Nasdaq rules of 280,851 Common Shares at a purchase price of $0.406 per share, and pre-funded warrants to purchase 1,462,991 Common Shares at a purchase price of $0.4059 per pre-funded warrant, and the exercise price of each pre-funded warrant is $0.0001 per share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-276577) and a related base prospectus, together with the related prospectus supplement dated as of February 2, 2024, filed with the Securities and Exchange Commission. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrant. The closing of the issuance of the Common Shares and pre-funded warrants occurred on February 2, 2024. The gross proceeds from the offering were approximately $708,000 before deducting the financial advisor’s fees and other estimated expenses relating to such offering. All of the pre-funded warrants have been exercised in accordance with their terms.

On March 1, 2024, the Company entered into a securities purchase agreement with an accredited investor in connection with the issuance and sale by the Company in a Registered Direct Offering of 367,870 Common Shares at a purchase price of $0.20544 per share, and pre-funded warrants to purchase 361,972 Common Shares at a purchase price of $0.20534 per pre-funded warrant, and the exercise price of each pre-funded warrant is $0.0001 per share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-276577) and a related base prospectus, together with the related prospectus supplement dated as of March 1, 2024, filed with the Securities and Exchange Commission. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrant. The closing of the issuance of the Common Shares and pre-funded warrants occurred on March 4, 2024. The gross proceeds from the offering were approximately $150,000 before deducting the financial advisor’s fees and other estimated expenses relating to such offering. All of the pre-funded warrants have been exercised in accordance with their terms.

On March 4, 2024, the Company entered into a securities purchase agreement with an accredited investor in connection with the issuance and sale by the Company in a Registered Direct Offering of 367,870 Common Shares at a purchase price of $0.16872 per share, and pre-funded warrants to purchase 373,002 Common Shares at a purchase price of $0.16862 per pre-funded warrant, and the exercise price of each pre-funded warrant is $0.0001 per share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-276577) and a related base prospectus, together with the related prospectus supplement dated as of March 4, 2024, filed with the Securities and Exchange Commission. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrant. The closing of the issuance of the Common Shares and pre-funded warrants occurred on March 5, 2024. The gross proceeds from the offering were approximately $125,000 before deducting the financial advisor’s fees and other estimated expenses relating to such offering. All of the pre-funded warrants have been exercised in accordance with their terms.

On March 25, 2024, the Company entered into a firm commitment underwriting agreement with Univest Securities, LLC (“Univest”), as the underwriter in connection with the issuance and sale by the Company in an underwritten public offering of 3,087,443 Common Shares at a purchase price of $0.1217 per share, and pre-funded warrants to purchase 37,997,190 Common Shares at a purchase price of $0.1216 per pre-funded warrant, pursuant to the Company’s effective registration statement on Form F-1 (File No.: 333-277182) and a related preliminary prospectus, together with the related final prospectus dated as of March 26, 2024, filed with the Securities and Exchange Commission. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitation as set forth in the pre-funded warrant. The gross proceeds from the underwritten public offering were $5,000,000 before deducting underwriting discounts and commissions, and estimated expenses payable by the Company. The closing of the underwritten public offering occurred on March 27, 2024. 20,085,234 of the pre-funded warrants have been exercised in accordance with their terms.

Shareholder Meeting

On March 22, 2024, the Company held its 2023 annual shareholder meeting and a special meeting of shareholders. The shareholders of the Company approved the following proposals, amongst others:

●	authorize the board of directors to select one or more share Consolidation ratios of between 10 pre-consolidation Common Shares for one (1) post-consolidation Common Share and 100 pre-consolidation Common Shares for one (1) post- consolidation Common Share, provided that, (A) the cumulative effect of such share consolidation shall not result in a consolidation ratio that exceeds 100 pre-share consolidation Common Shares for one (1) post-share consolidation Common Share, and (B) such share consolidation occurs prior to the earlier of the 12 month anniversary of the shareholders meeting and the next annual meeting of shareholders.

●	a new thirty percent (30%) evergreen 2024 Equity Incentive Plan, which was adopted by the board of directors on February 26, 2024.

●	authorize the proposed RPK sale transaction to Somai.

Resignation of Harvinder Singh

On April 24, 2024, Mr. Harvinder Singh resigned as an independent director of the Board of Directors of the Company. A Resignation and Mutual Release Agreement dated April 24, 2024 was entered between the Company and Mr. Singh, pursuant to which the Company agreed to pay Harvinder Singh a separation and release amount of $50,000.

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

Background

We are a cannabis cultivation, manufacturing and distribution company whose mission is to provide premium quality medical cannabis products to patients worldwide. We are an early stage, emerging growth company headquartered in London, the United Kingdom. We have a limited operating history and minimal revenues to date. Canmart is our operating and wholly-owned subsidiary. We expect to expand their local operations and develop sales channels of our medicinal-grade cannabis products and cannabis based medical and wellness products in international markets and in particular, in Europe.

Canmart Ltd

Our indirect wholly-owned subsidiary Canmart, a company incorporated under the laws of England and Wales, is a licensed importer and distributor of CBPMs in the United Kingdom (UK). Canmart holds a Controlled Drug License issued by the Home Office to possess and supply CBPMs in the UK.

This license expired on February 3, 2022 and needs to be renewed annually. We applied for the license renewal in January 2022, coinciding with an application to increase import capabilities to Schedule 1 (bulk product) and we are currently awaiting a response from the UK Home Office. We have decided to not take up the Schedule 1 license and focus on where our expertise lie in the distribution of goods safely and effectively. Until such time that the renewal application is approved by the UK Home Office, Canmart can continue with its day to day business under the conditions of its existing license. Canmart continues to receive new import licenses issued by the UK Home Office for every specific shipment of CBPMs and Canmart has thus far successfully imported over 100kgs of product for distribution in the UK. Canmart holds both a Manufacturer’s Specials License for importation of CBPMs and a Wholesale Distribution Authorization from the Medicines and Healthcare Products Regulatory Agency.

Canmart commenced importing and distributing CBPMs in 2020. Under the current controlled drugs regulatory regime, Canmart is only able to supply to dispensing pharmacists and other wholesale distributors, tied in with prescribing and clinic partners. However, Canmart’s has reduced its plan for Canmart-owned and operated clinics and pharmacies to instead provide third party and specialist import and distribution services for Schedule 2 products including CBPM’s. Canmart continues to work further with premium product suppliers to bring safe, effective and required products to market that patients demand, and working with existing and new clinical cannabis operations in the UK to provide third party products.

Cannahealth Limited

Our direct wholly-owned subsidiary Cannahealth, a Republic of Malta company, is a holding company of all the ownership interests in Canmart and Holigen. Cannahealth does not engage in any operations.

Holigen Holdings Limited

In May 2022, our wholly owned subsidiary, Cannahealth, acquired 100% of the ordinary shares of Holigen and its wholly-owned operating subsidiary, RPK Biopharma Unipessoal, LDA from the Flowr Corporation. Through its operations in RPK, Holigen is a producer of premium EU GMP grade indoor grown cannabis flower. The acquisition of Holigen enabled us to produce EU GMP grade cannabis flower for the European market, in particular Germany and the UK.

RPK Biopharma Unipessoal, LDA

RPK Biopharma Unipessoal, LDA’s operations consist of a 20,000 square foot indoor EU GMP certified grow facility located near Sintra, Lisbon, Portugal, dedicated to the cultivation of high-tetrahydrocannabinol (THC) premium cannabis and yielding over 2,000 kg of flower per year. This outdoor and greenhouse expansion site in Portugal affords scaliable cultivation as well as a 600,000 square foot outdoor facility located in Aljustrel, Portugal. RPK currently sells over 25 percent high THC flower into Germany, the largest medical cannabis market in Europe as well as selling into the United Kingdom generating revenues and ready to scale. RPK also features a genetics and retail partnership with Cookies, one of the world’s top cannabis brands and genetics have already been received at our Portuguese facility and ready to cultivate. In addition, we believe the Sintra facility is the only commercial scale premium indoor EU GMP certified and licensed grow in Portugal. RPK generates revenue through a German company’s offtake agreement of its clean testing non-irradiated quality flower. The facility has a purpose-built design, with all unnecessary equipment residing outside of the rooms to reduce contamination risk and self-contained modular grow rooms result in better environmental control. There is no irradiation required and we believe less than 10% of licensed producer’s have this ability. RPK’s other business lines include contract manufacturing services and distribution services. RPK has a senior bank lender with a mortgage secured by the facility and an equipment leasing agreement. The Company is currently in discussions with the bank to obtain more time to restructure and bring current these agreements.

On January 21, 2024, the Company entered into an amended non-binding letter of intent with Somai Pharmaceuticals Ltd. (“Somai”) for the sale of RPK (the “LOI”). The term of the LOI was extended through March 31, 2024, and the purchase price therein was amended to an aggregate of $2,000,000 from $2,700,000, which include up to approximately $4,000,000 Euros of RPK’s liabilities. In addition, a deposit of $500,000 was placed in an escrow account with the remainder of the balance due upon successful completion of said the proposed transaction. The precise terms of the proposed transaction will be negotiated and contained in a definitive agreement. On February 28, 2024, the Company entered in a definitive share purchase agreement with Somai, Cannahealth and Holigen. Under the terms of the share purchase agreement, Somai is acquiring all of the shares of RPK for a consideration of $2,000,000, subject to certain closing conditions, customary representations and warranties, covenants and indemnification obligations.

On April 1, 2024, the Company completed the transaction with Somai for the sale of RPK. Pursuant to the provisions set forth in the definitive share purchase agreement, the cash purchase price is $2,000,000. In addition Somai is assuming up to 1,000,000 Euros of current liabilities and RPK’s debt with the senior secured lender bank, Caixa Agricola. In total Somai is assuming approximately 4,000,000 Euros of debt. In accordance with the terms of the proposed transaction, a deposit amounting to $500,000 was released from a joint escrow account and the remainder of the purchase price was paid directly to the Company.

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

1900 Ferne Road, Gabriola Island, British Columbia

On September 20, 2023, Akanda acquired the right to develop a Canadian farming property in British Columbia, including farming land and related operations and licenses, from 1107385 B.C. LTD. We plan to develop THC and CBD facilities at this site. We agreed to issue a non-refundable payment equal to $1,800,000 and if paid in our Common Shares will be based on formula to calculate the per share price as set forth in the agreement. The initial payment will be broken up into the First Option Payment, the Second Option Payment and the Third Option Payment, upon signing, 15 days after signing, 30 days after signing respectively. On September 22, 2023, we paid the First Option Payment by issuing 879,895 Common Shares. We have paid the Second Option Payment of $600,000 and the Third Option Payment of $600,000. Additional payments to the seller will be made based upon milestones achieved from the development, including THC cultivation, sales of product, CBD cultivation, and hemp cultivation.

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

Canada

CBD

The industry in which we operate is subject to intense and increasing competition. The Canadian hemp industry has grown to over 130,000 acres, and Canada has established a global leadership position in producing hemp grain for food. Hemp could become Canada’s next “canola”. Innovation and technology development in this industry has been almost exclusively privately funded and enabled to date.  CBD competitors include Charlotte’s Web, Cresco Labs, and the Valens Company.

THC

Some of the larger competitors in this segment include Aleafia Health/ Red White and Bloom, WeedMD, and 48 North. We believe this market is worthwhile to enter as long as we can keep costs down and deliver high yields. There remains 63.2 million square feet of outdoor area licensed for cannabis production, according to Health Canada down from 76.7 million square feet in 2021.

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

In April 2024, the Company completed the transaction with Somai for the sale of RPK and as a result will not continue with the cooperation agreements stated above.

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

Regulatory Framework in Canada

On October 17, 2018, the Cannabis Act (S.C. 2018, c. 16) (the “Cannabis Act”) and the regulations enacted under the Cannabis Act, which set out the rules and standards that apply to the production, distribution, sale, importation and exportation of cannabis by federal licence holders (the “Cannabis Regulations”), came into force, legalizing the sale of cannabis for adult recreational use. Cannabis in Canada is subject to a complex regulatory framework arising from federal, provincial, and territorial legislation. The Cannabis Act and the Cannabis Regulations provide the framework for legal access to medical and non-medical cannabis, and control and regulate its production, distribution, sale, import and export. The provinces and territories of Canada have enacted legislation to control and regulate how non-medical cannabis is distributed and sold within their respective jurisdictions.

On October 17, 2019, October 17, 2020 and December 2, 2022, subsequent amending regulations titled the came into force that, among other things, expanded the scope of the Cannabis Act and Cannabis Regulations to enable the sale of certain categories of cannabis, including cannabis extracts, topicals and edibles, and set THC content limits for certain categories of cannabis products.

Prior to the Cannabis Act and the Cannabis Regulations coming into force, only the sale of medical cannabis was permitted and it was regulated by the Access to Cannabis for Medical Purposes Regulations (the “ACMPR”) made under the Controlled Drugs and Substances Act (Canada) (the “CDSA”). The Cannabis Act and the Cannabis Regulations replaced the CDSA and the ACMPR as the governing laws and regulations in respect of the cultivation, processing, sale and distribution of cannabis (including cannabis oil extract) in Canada.

Canada’s regulatory framework for cannabis is constantly evolving and both the Canadian Ministry of Health for Canada (“Health Canada”), which has regulatory oversight over and administration of the Cannabis Act, and provincial and territorial regulators frequently release and update guidance to assist the industry in interpreting and applying the applicable laws to their operations.

Licensing

The Cannabis Regulations establish six classes and various sub-classes of licenses that authorize specific activities, namely: (1) cultivation (standard cultivation, micro-cultivation, nursery); (2) processing (standard processing, micro-processing); (3) sales (sale for medical purposes); (4) analytical testing; (5) research; and (6) and cannabis drug license. Licensing requirements and authorized activities vary by class and sub-class, and authorized activities can also be narrowed by conditions described in individual licenses when they are issued.

Health Canada is responsible for reviewing and approving all federal licensing applications. While Health Canada does provide service standards for new applications, renewals, and amendments, they are not guaranteed and may not always be met. The volume of applications in queue or under review by Health Canada, the complexity of an application or amendment, and the quality of the submission, among other factors, can impact the duration of the review process, creating uncertainty in timelines. After a license is issued, it is the holder’s responsibility to comply with all applicable requirements in the Cannabis Act and Cannabis Regulations, including periodic inspections by Health Canada to ensure continued compliance.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, large shareholders, and individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. The Minister may refuse to grant security clearances to individuals with organized crime associations or past convictions for, or in association with, drug trafficking, corruption, or violent offences. Individuals who have a history of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded by legislation from participating in the legal cannabis industry, and the granting of security clearance to such individuals is at the discretion of the Minister.

Cannabis Tracking System

The Cannabis Tracking and Licensing System (“CTLS”) was established by Health Canada to, among other things, track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the illicit market. Under the CTLS, holders of a cultivation, processing and/or sale for medical purposes licenses are required to submit monthly reports to Health Canada setting out inventory levels of finished and unfinished cannabis for each cannabis class.

Cannabis Products

The Cannabis Act differentiates between cannabis depending on its form (referred to as “classes” of cannabis in the Cannabis Act) and only permits the sale of specified classes of cannabis. Upon enactment of the Cannabis Act on October 17, 2018, these classes included dried cannabis, fresh cannabis, cannabis plants, cannabis seeds, and cannabis oil. On October 17, 2019, edible cannabis, cannabis extracts and cannabis topicals were added to the authorized classes of cannabis, also known as “Cannabis 2.0”). Cannabis oil was subsumed into cannabis extracts and ceased to exist as a standalone class as of October 17, 2020.

Health Products and Cosmetics Containing Cannabis

Health Canada has taken a scientific, evidence-based approach to the oversight of health products containing cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Per Health Canada’s Cosmetic Ingredient Hotlist, the use of cannabis species (hemp) derivatives (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics, are permitted, subject to the provisions of the Cosmetic Ingredient Hotlist and the Industrial Hemp Regulations.

Packaging and Labelling

The Cannabis Regulations set out a comprehensive approach to the packaging and labelling of cannabis products. This approach helps to promote informed consumer choice and encourage the safe handling and storage of cannabis. All cannabis products must be packaged in plain packaging that is child-resistant and tamper-evident and displays a variety of information such as the standardized cannabis symbol, THC and CBD potency, and prescribed health warning messages.

Promotion

The Cannabis Act and Cannabis Regulations outline several prohibitions that can potentially apply to anyone who may be involved in the promotion of cannabis, cannabis accessories and services related to cannabis, or related activities. These prohibitions are intended to protect public health and safety, including by protecting the health of young persons by restricting their access to cannabis, and young persons and others from inducements to use cannabis.

Cannabis for Medical Purposes

With the Cannabis Act and the Cannabis Regulations coming into force on October 17, 2018, the medical cannabis regime migrated from the CDSA and the ACMPR to the Cannabis Act and the Cannabis Regulations. The medical cannabis regulatory framework under the Cannabis Act and the Cannabis Regulations remains substantively the same as under the CDSA and the ACMPR, with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system.

Under Part 14 of the Cannabis Regulations, patients maintain three options for obtaining cannabis for medical purposes: (i) they can continue to access cannabis by registering with licensees holding a licence to sell for medical purposes; (ii) they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or (iii) they can designate someone else to produce cannabis for them. With respect to (ii) and (iii), starting materials, such as plants or seeds, must be obtained from licensees. Starting materials for personal production, such as plants or seeds, must be obtained from a license holder.

Provincial and Territorial Regulatory Regimes

Provinces and territories of Canada are authorized to license and oversee the distribution and sale of non-medical cannabis to adult consumers in their respective jurisdictions. As a result, regulations pertaining to the sale and distribution of non-medical cannabis vary from province to province and territory to territory.

The Cannabis Act prohibits individuals aged 18 years or older from possessing more than 30 grams of dried cannabis (or its equivalent) in public and from the personal cultivation of more than four plants at any one time. Provinces and territories have the flexibility to increase the minimum age of consumption, lower possession limits, and set added requirements on personal cultivation within their respective jurisdictions. Provinces and territories can also restrict where cannabis can be consumed in public.

The following chart outlines basic details regarding the current regulatory regime by province and territory. The possession limit of 30 grams remains unchanged in all provinces.

Province/Territory	Legal Age	Where it is Legal to Purchase
Alberta	18	Private licensed stores or government-operated online store
British Columbia	19	Government-operated stores or online, or private licensed stores
Manitoba	19	Private licensed stores or online
New Brunswick	19	Government-operated stores or online
Newfoundland and Labrador	19	Private licensed stores or government-operated online store
Northwest Territories	19	Government-operated stores or online
Nova Scotia	19	Government-operated stores or online
Nunavut	19	Government-operated online store
Ontario	19	Private licensed stores or government-operated online store
Prince Edward Island	19	Government-operated stores or online
Quebec	21	Government-operated stores or online
Saskatchewan	19	Private licensed stores or online
Yukon	19	Government-operated online store or private licensed stores

Industrial Hemp

The regulatory framework for industrial hemp is set out in the Industrial Hemp Regulations. Industrial hemp is defined under the Industrial Hemp Regulations as a cannabis plant – or any part of the plant – in which the concentration of THC is 0.3% (weight by weight) or less in the flowering heads and leaves.

Under this framework, a license from Health Canada is required in order to conduct various activities with industrial hemp. These activities include the cultivation, sale, import, export, cleaning, preparing, and processing of certain parts of the industrial hemp plant. Not every activity that involves industrial hemp falls within the scope of the Industrial Hemp Regulations and may instead fall under the Cannabis Regulations. For example, the extraction of phytocannabinoids from the flowering heads, leaves and branches of the plant requires a processing license under the Cannabis Regulations. Additionally, only seeds of approved industrial hemp varieties which have a THC level lower than 0.3% in their leaves and flowering heads, can be planted.

In addition to obtaining a license, industrial hemp license holders must comply with the Cannabis Act and Cannabis Regulations, and with other applicable federal, provincial and territorial legislation and municipal by-laws.

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

C.	Legal Entity Structure

The following chart reflects our legal entity structure (including the jurisdiction of formation or incorporation of the various entities).

D.	Property, Plants and Equipment

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

On September 19, 2023, the Company entered into an option to purchase agreement with 1107385 B.C. LTD. (the “Owner”), a British Columbia company, to purchase certain land property located at 1900 Ferne Road, Gabriola Island, British Columbia from the Owner (the “Prior Agreement”) for USD$4,300,000, payable in three installments. Pursuant to the Prior Agreement, the first option payment (US$600,000) shall be paid either in cash or by the issuance of Common Shares of the Company, and if the Company elects to issue any Common Share to the Owner, the total number of the Common Share shall not exceed 4.99% of the total outstanding Common Shares of the Company (the “Share Cap”) on the date of such issuance. The second and third option payment, each US$600,000, will be satisfied by the issuance of Common Shares of the Company in the name of the Owner or payment in cash in accordance with the Prior Agreement. Once Hemp Cultivation Approval (defined therein) has been issued or obtained, the Company will pay the Owner the Hemp Cultivation Approval Payment (US$750,000) within ten(10) business days. Once CBD Cultivation Approval (defined therein) has been issued or obtained, the Company will pay the Owner the CBD Cultivation Approval Payment (US$750,000) within ten(10) business days. Once THC Cultivation Approval (defined therein) has been issued or obtained, the Company will pay the Owner the THC Cultivation Approval Payment (US$500,000) within ten(10) business days. Once THC Sales Approval (defined therein) has been issued or obtained, the Company will pay the Owner the THC Sales Approval Payment (US$500,000) within ten(10) business days. On September 22, 2023, the Company and the Owner amended and restated the Prior Agreement (the “Amended and Restated Agreement”) to remove the cash payment option and Share Cap for the first option payment, and agreed to issue the Owner 879,895 Common Shares in full consideration for the first option payment. Pursuant to the Amended and Restated Agreement, the Company issued such Common Shares to the Owner. The remaining terms and conditions of the Prior Agreement remain in full force and effect.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Our fiscal year begins on January 1 and ends on December 31. Unless otherwise noted, references to year pertain to our fiscal year. For example, 2023 refers to fiscal 2023 which is the period from January 1, 2023 and to December 31, 2023.

Our Audited Financial Statements for the years ended December 31, 2023 and 2022, respectively, for Akanda Corp. as a group (the “Akanda Group”), have been prepared in accordance with International Financial Reporting Standards (IFRS) and are presented in millions of US dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

We have derived the consolidated statements of operations data for Akanda Group for the years ended December 31, 2023 and 2022, respectively, and the consolidated financial position information as at December 31, 2023 and 2022, respectively, from the Akanda Group’s Audited Financial Statements included under Item 18 of this Annual Report on Form 20-F.

Akanda was incorporated in the Province of Ontario, Canada on July 16, 2021 in connection with the plan of Halo to reorganize its medical cannabis market focused international business assets. On November 3, 2021, Akanda acquired Cannahealth, which owned all the issued and outstanding equity interests of Canmart and Bophelo Holdings, which, in turn, owned all the issued and outstanding equity interests of Bophelo. As a result of the Acquisition, both Bophelo and Canmart became our indirect wholly-owned subsidiaries. On April 29, 2022, the Company, through its wholly owned subsidiary, Cannahealth acquired Holigen, which owned all the issued and outstanding equity interests of RPK. As a result of the acquisition, RPK became our indirect wholly-owned subsidiary. We have consolidated all our subsidiary companies, Cannahealth in Malta, Bophelo in the UK, Canmart in the UK, Holigen in Portugal, RPK in Portugal and 1371011 B.C. Ltd in Canada, in the Akanda Group Audited Financial Statements and financial information presented on December 31, 2023.

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

On April 20, 2022, Akanda, Cannahealth, The Flowr Corporation (“Flowr”) and Holigen Holdings Limited (“Holigen”), a wholly-owned subsidiary of Flowr entered into a share purchase agreement (the “Holigen Agreement”) whereby Cannahealth would acquire 100% of the ordinary shares of Holigen, which is the holding company of RPK Biopharma, Unipessoal, LDA (“RPK”), a cultivator and manufacturer of medical cannabis products based in Portugal (the “Holigen Acquisition”). The Holigen Acquisition closed on April 29, 2022.

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022.

The following table sets forth key components of Akanda Group’s results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022.

	Years ended
	December 31,
	2023	2022

Sales	$2,160,052	$2,619,682
Cost of sales	1,908,515	566,252
Gross Profit before gain (loss) on change in fair value biological assets and inventory	251,537	2,053,430
Gain (Loss) on change in fair value of biological assets and inventory	(140,088)	1,216,129
Gross Profit	111,449	3,269,559

Operating expenses
Depreciation and amortization	4,283,731	3,598,323
Consulting and professional fees	2,978,321	7,759,824
Personnel expenses	2,395,583	6,593,527
Share-based payment expenses to social development trust	—	2,124,615
General and administrative expenses	505,187	3,369,659
Total operating expenses	10,162,822	23,445,948

Operating loss	(10,051,373)	(20,176,389)

Other (expense) income:
Finance income	39	886
Finance expense	(255,656)	(115,324)
Foreign exchange gain (loss), net	148,823	(256,431)
Gain on bargain purchase	—	12,760,356
Gain on debt settlement	113,037	67,075
Other income	7,055	659
Change in fair value of financial assets measured at FVTPL	(264,655)	(516,281)
Loss on disposal of assets	(4,495)	—
Write-off of AP, net	2,697,719	—
Impairment loss	(24,665,564)	—
	(22,223,697)	11,940,940

Net loss from continuing operations	(32,275,070)	(8,235,449)

Loss from discontinued operations	—	(3,422,225)

Net loss	$(32,275,070)	$(11,657,674)
Translation adjustment	(39,412)	(1,395,508)
Comprehensive loss	$(32,314,482)	$(13,053,182)

Loss per share from continuing operations - basic and diluted	(7.16)	(2.75)
Loss per share - basic and diluted	$(7.16)	$(3.86)
Weighted average common shares outstanding	4,505,263	2,993,009

Revenue

The revenue of $2,160,052 for the year ended December 31, 2023 as compared to $2,619,682 for 2022 came from Canmart Ltd. in the UK and RPK in Portugal. The significant revenue decrease in 2023 is due to higher sales discounts, rebates and/or returns recognized in the current year. Akanda remains focus on ramping up of its operations by securing CBPM products from international suppliers in Canada, importing these products and applying additional efforts on expanding sales of these imported products to patients, through dispensing clinics and physicians. Canmart sold, during the current year, a variety of different CBPM product types, including cannabis oil and cannabis flower for medical use. Canmart has access to use a 30,000 square foot logistics warehouse in SE England. Canmart has obtained the necessary licenses to import CBPMs to supply the patients in the U.K. domestic market. Canmart is further focusing on tapping other international markets for the import of various CBPM products.

Cost of Sales

Cost of sales increased from $566,252 in 2022 to $1,908,515 in 2023. The increase is directly related to the increase in sales activities and its continuous effort in selling and marketing its products during the year 2023. This increase in sales represents the associated cost of CBPMs imported by Canmart and supplied to its patients. The increase is essentially commensurate with increased purchases and sales of CBPMs in the current year due to the fact that Canmart commenced more meaningful sales activity in the year ended December 31, 2023 compared to the low level of sales in the previous periods. The increase in cost of sales is also due to the purchase and sales activities by RPK.

Gain or loss on change in fair value of biological assets and inventory

The gain or loss on change in fair value of biological assets and inventory was recognized in RPK Biopharma Unipessoal Lda. The fair value of the biological assets was determined based on the most recent available evidence for the selling price of similar biological assets. The valuation was done by an independent valuator considering the selling price available for cannabis biomass in Portugal and the historical cost paid by the Company for the cannabis seeds. The gain decreased from $1,216,129 in 2022 to $(140,088) in 2023.

Amortization and Depreciation

Amortization and depreciation expenses increased from $3,598,323 for 2022 to $4,283,731 for the year ended December 31, 2023. The increase in the amortization and depreciation expenses recorded during the year ended December 31, 2023 was due to depreciation charges on additional items of property, plant and equipment that were acquired and brought into use during 2023 and additional amortization of intangible assets (the Company’s cannabis operating and distribution licenses), as well as due to full depreciation on property, plant and equipment that took place during the year ended December 31, 2022.

Consulting and Professional Fees

The consulting and professional fees incurred decreased from $7,759,824 in 2022 to $2,2978,321 for the year ended December 31, 2023. This significant decrease in consulting and professional fees resulted from the decreased corporate activity during the current year as compared to higher activities in the previous year due to the engagement of various professional advisors and consultants in relation to Akanda Group’s plans for completion of business acquisition, plans for a public offering and listing. The decreased was also due to lower RSUs granted to consultants in the current year.

Personnel Expenses

The Akanda group incurred personnel expenses of $2,395,583 for the year ended December 31, 2023 compared to $6,593,527 for 2022. For the year ended December 31, 2023, the group experienced a significant decrease in personnel expenses primarily due to the changes in key management personnel in relation to the resignation and appointment of senior management and board of directors during the previous year resulting for lower fees paid or accrued to the current executive team of Akanda in the current year, as well as significant decreased in workers in Lesotho. As Bophelo was considered no longer operational due to liquidation in 2022, no more salaries expenses were paid or accrued to casual workers and laborers.

General and Administration Expenses

The Akanda group incurred general and administration expenses of $505,187 and $3,369,659 for the years ended December 31, 2023 and 2022, respectively. These costs consisted mainly of a broad range of site related operational expenses such as utilities, fuel costs, import duties, security expenses, repairs and maintenance and consumables and office related operational expenses for its day to day business activities. These costs decreased compared to the prior period mainly due to decreased corporate activities, as well as it had no longer incurred any site or office expenses in Bophelo .

Interest Expense

The group incurred interest expense of $255,656 for the year ended December 31, 2023 compared to interest expense of $115,324 for 2022. The significant increase in expense during the year ended December 31, 2023 was primarily due to the interest or financing costs incurred in relation the increase in interest-bearing loans borrowed by Akanda, Canmart and RPK during the current year.

Interest income

Interest income for the year ended December 31, 2023 was $39 compared to $886 for 2022. This decrease was related to interest received during the year 2023 as a result of experiencing increased average cash balances throughout the year.

Foreign Currency Translation

The foreign exchange gain (loss) is recognized on the translation of the consolidated financial statements from their functional currencies to United States Dollar. The Euro is the functional currency of Cannahealth, Holigen and RPK, Great British Pounds is the functional currency of Canmart and Canadian dollars is the functional currency of Akanda and 1371011 B.C. Ltd. while the United States Dollar is its reporting currency. The exchange gains and losses have not been incurred on any transactions or balances held by these companies in a different currency.

Net Loss and Total Comprehensive Loss

For the years ended December 31, 2023 and 2022, respectively, the group incurred a net loss of $32,275,070 and $11,657,674, respectively, and a comprehensive loss of $32,314,482 and $13,053,182, respectively, which consisted primarily of depreciation and amortization of $4,283,731 and $3,598,323, respectively, consulting and professional fee expenses of $2,978,321 and $7,759,824, respectively, personnel expenses of $2,395,583 and $6,593,527, respectively, share-based payment expenses to ASDT of $nil and $2,124,615, respectively, general and administrative expenses of $505,187 and $3,369,659, respectively, and loss from discontinued operations of $nil and $3,422,225, respectively. The increase in losses for the year ended December 31, 2023 compared to 2022 was mainly due to the impairment loss of $24,665,564 incurred during the year ended December 31, 2023.

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

Cash Flows

The Akanda Group’s principal liquidity requirements are for corporate operating expenses, working capital and capital expenditures. Historically, we have funded our liquidity requirements primarily through shareholder loans, loans from third parties and from the issuance of shares. We did not have, during the reporting period, and we do not currently have any contractual obligations for ongoing capital expenditures.

The following table summarizes our cash flows from operating, investing and financing activities for the years ended December 31, 2023 and 2022:

	Year Ended
	December 31, 2023
	2023	Change	2022
Cash used by operating activities	$(1,500,574)	$9,968,822	$(11,469,396)
Cash used in investing activities	$24,888	$4,243,550	$(4,218,662)
Cash provided by financing activities	$1,486,567	$(12,652,069)	$14,138,636

	Year Ended
	December 31, 2022
	2022	Change	2021
Cash used by operating activities	$(11,469,396)	$(4,912,334)	$(6,557,062)
Cash used in investing activities	$(4,218,662)	$(3,642,190)	$(576,472)
Cash provided by financing activities	$14,138,636	$2,902,945	$11,235,691

Cash Flows from Operating Activities

For the year ended December 31, 2023, Akanda Group’s cash flow from operating activities decreased by $9,968,822 due to decreased operating expenses at Bophelo, as well as due to lower corporate expenses incurred as a result of decreased corporate activity. The significant increase in the previous year was due to gain recognized in the acquisition of Holigen (and its subsidiary, RPK).

Cash Flows from Investing Activities

Cash provided by investing activities was $24,888 for the year ended December 31, 2023, which was attributable to leasehold improvements and purchase of computer and furniture and fixtures and loan receivable, offset by proceeds from disposal of property, plant and equipment. The cash used during the year ended December 31, 2022 were attributable to purchase of marketable securities from Flowr Corporation, purchase of property, plant and equipment, cash surrendered on loss of control of Bophelo and investments in relation to acquisition of Holigen (and its subsidiary, RPK).

Cash Flows from Financing Activities

Share Capital and Financing

During the year ended December 31, 2022, Akanda completed its initial public offering of 400,000 Common Shares at a price of $40.00 per share to the public for a total of $16,000,000 of gross proceeds to Akanda, prior to deducting underwriting discounts, commissions, and other offering expenses on March 17, 2022. The Common Shares began trading on The Nasdaq Capital Market on March 15, 2022, under the symbol “AKAN.” Akanda used and intends to use the proceeds from the initial public offering primarily for property, plant and equipment, operations, working capital and general corporate purposes. Akanda issued 16,200 Common Shares upon gross receipts of $405,000 net of issuance costs of $126,519.

No equity financing was made during the year ended December 31, 2023.

Short Term Loans

During the year ended December 31, 2023, Akanda received total loans of $2,313,167 for its capital as well as working capital needs, of which $1,570,145 was advances from related parties.

Cash provided by financing activities was $1,486,567 for the year ended December 31, 2023, which was mainly attributable to proceeds from above short term loans, partially offset by repayment of loans and lease payments. Cash provided by financing activities during the year ended December 31, 2022 was attributable to proceeds from IPO, proceeds from private placements, proceeds from loans, and partially offset by repayment of loans and lease payments.

Disclosure of Contractual Arrangements

On December 31, 2023, Akanda Group was committed to minimum lease payments as follows:

	Less than	1 – 5	Over
Contractual Obligation	One Year	Years	5 Years
Land lease	$140,000	$—	$—

The amounts above are undiscounted and include the total amounts due, including the interest component.

On December 31, 2022, Akanda Group was committed to minimum lease payments as follows:

	Less than	1 – 5	Over
Contractual Obligation	One Year	Years	5 Years
Land lease	$240,000	$140,000	$—

The amounts above are undiscounted and include the total amounts due, including the interest component.

Subsequent to the year ended December 31, 2023, the Company:

i.	Completed a Share Purchase Agreement for Sale of RPK

On April 1, 2024, pursuant to the signed definitive Share Purchase Agreement and Escrow Agreement with Somai on February 29, 2024, the Company completed the transaction with Somai for the sale of RPK, its indirect wholly-owned Portuguese subsidiary.

Under the terms of the Share Purchase Agreement, Somai acquired RPK for a total cash consideration of Two Million United States Dollars ($2,000,000). In addition, Somai assumed up to One Million Euros of current liabilities and RPK’s debt with the senior secured lender Bank, Caixa Agricola. In total, Somai assumed approximately 4,000,000 Euros of debt. In accordance with the agreement, a deposit of Five Hundred Thousand United States Dollars ($500,000) was released from a joint escrow account and the remainder of the purchase price was paid directly to the Company in March 2024.

In connection with the closing, the Company paid a cash finder’s fee of 5% of the gross sales price or an aggregate of $446,250, inclusive of taxes to Cannera Holdings LTD, a British Columbia company.

ii.	Issued the following shares:

a.	On February 2, 2024, the Company entered into a securities purchase agreement with Corbo Capital Inc. pursuant to which the Company issued 280,851 common shares at a purchase price of $0.406 per share and 1,462,991 pre-funded warrants for gross proceeds of $708,000. The purchase price of each pre-funded warrant is equal to the price at which one common share is sold in the offering, minus $0.0001, and the exercise price of each pre-funded warrant is $0.0001 per share. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrant. On the same day, the Company issued 560,100 common shares pursuant the exercise of 560,100 pre-funded warrants.

b.	On February 13, 2024, the Company issued 560,000 commons shares pursuant the exercise of 560,000 pre-funded warrants.

c.	On February 20, 2024, the Company issued 280,000 commons shares pursuant the exercise of 280,000 pre-funded warrants.

d.	On February 28, 2024, the Company issued 62,891 commons shares pursuant the exercise of the remaining 62,891 pre-funded warrants.

e.	On March 4, 2024, the Company entered into a securities purchase agreement with certain investors pursuant to which the Company issued 367,870 common shares at a purchase price of $0.2054 per share and 361,972 pre-funded warrants for gross proceeds of $150,000. The purchase price of each pre-funded warrant is equal to the price at which one common share is sold in the offering, minus $0.0001, and the exercise price of each pre-funded warrant is $0.0001 per share. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrant. On the same day, the Company issued 361,972 commons shares pursuant the exercise of 361,972 pre-funded warrants.

f.	On March 5, 2024, the Company entered into a securities purchase agreement with certain investors pursuant to which the Company issued 367,870 common shares at a purchase price of $0.16872 per share and 373,002 pre-funded warrants for gross proceeds of $125,000. The purchase price of each pre-funded warrant is equal to the price at which one common share is sold in the offering, minus $0.0001, and the exercise price of each pre-funded warrant is $0.0001 per share. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrant. On March 6, 2024, the Company issued 373,002 commons shares pursuant the exercise of 373,002 pre-funded warrants.

g.	On March 24, 2024, the Company entered into an underwriting agreement with Univest Securities, LLC (“Univest”) as the underwriter in connection with the issuance and sale by the Company in an underwritten public offering of 3,087,443 common shares at a purchase price of $0.1217 per share and 37,997,190 pre-funded warrants for gross proceeds of $5,000,000. The purchase price of each pre-funded warrant is equal to the price at which one common share is sold in the offering, minus $0.0001, and the exercise price of each pre-funded warrant is $0.0001 per share. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrant. As of April 30, 2024, 17,991,956 pre-funded warrants remained unexercised.

iii.	Received the following loans:

a.	On January 10, 2024, the Company received a loan of CAD $40,000 from 1226053 BC Ltd., an arm’s length party. The loan is unsecured, bears interest of 7% per annum and payable within 12 months.

b.	On January 10, 2024, the Company received a loan of CAD $40,000 from Mercantile Holdings Inc., an arm’s length party. The loan is unsecured, bears interest of 7% per annum and payable within 12 months.

c.	On February 1, 2024, the Company received a loan of $5,500 from Alson Niu, an arm’s length party. The loan is unsecured, bears interest of 7% per annum and payable within 12 months.

iv.	Outstanding claims

On January 29, 2024, Shailesh Bhushan, the former Chief Financial Officer of the Company, filed a complaint with the Employment Standards Branch of British Columbia claiming unpaid salary and invoices in the aggregate amount of CAD $271,990 from the period December 2022 through November 2023. The Company previously offered to Mr. Bhushan an annual salary of CAD $60,000 and as such, believes the claim to be frivolous, strongly disputes the amount claimed, and intends to vigorously defend itself.

On March 27, 2024, the Company entered into a settlement agreement with Vidya Iyer, the former SVP of Finance to settle the claims for a sum of £30,000 to be paid in installment.

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

E.	Material Accounting Policies and Estimates

Please refer to Note 3 of Akanda Group’s audited consolidated financial statements included in Item 18 of this Annual Report on Form 20-F.

B.	Research and Development, Patents and Licenses

Not applicable.

C.	Trend Information

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

D.	Critical Accounting Policies and Estimates

Please refer to Note 3 of Akanda Group’s audited consolidated financial statements included in this Form 20-F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of April 30, 2024.

Name	Age	Position
Katharyn Field(1)	41	Interim Chief Executive Officer and Executive Director
Gurcharn Deol	56	Chief Financial Officer
Jatinder Dhaliwal(2)	35	Director
David Jenkins(2)	43	Director
Christopher Cooper(2)	53	Director

(1)	Ms. Field is the Chief Executive Officer of Halo, which is a shareholder and creditor of the Company.

(2)	Independent Director.

Biographical Information

The following is a summary of certain biographical information concerning our executive officers and directors.

Katharyn Field has served as our Executive Director since July 2022 and Interim Chief Executive Officer since February 2023. Ms. Field is also currently CEO and Chairman of Halo, a position she has held since June 2022. From February 2020 to June 2022, Ms. Field served as the president of Halo and from April 2019 through February 2020, she served as the Chief Strategy Officer. Ms. Field’s resume includes positions at the Brookings Institution, from October 2005 to May 2009 and Bain & Company from September 2011 to March 2013. In 2014, she entered the cannabis industry and led the procurement, build out, and sale of one of five original vertically integrated companies with state licenses in Florida. Subsequently, Ms. Field operated a strategy consulting practice focused on cannabis and also worked at MariMed from May 2018 to January 2019 as Executive Vice President of Corporate Development. Ms. Field was elected as a member of Sway Energy Corporation’s board of directors from February 2021 to May 2022. Ms. Field also completed an internship in the public liaison’s office of The White House during the George W. Bush administration. Ms. Field holds an MBA from Columbia Business School and a BA with honors from Stanford University.

Gurcharn Deol has served as our Chief Financial Officer since December 4, 2023. Mr. Deol is a multi-industry executive with over 35 years of public company management experience. Mr. Deol is currently the CEO of Bayridge Resources Corp and currently director of Green Battery Metals Corp, Amber Brands Inc and Neotech Metals Corp, which are all public companies trading on the Canadian Stock Exchanges. Mr. Deol’s recent experience includes being a director or in management of numerous Canadian private and public companies including CEO of Bayridge Resources Inc., a director of Amber Brands Inc., Green Battery Minerals Inc., and Neotech Metals Inc. He has been involved in initial IPOs being established which required taking private companies in Canada through the regulatory process of going public. Mr. Deol holds B.A., M.A., PhD in Physiological and Counseling Psychology.

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

Christopher Cooper has served as one of our directors and as a member of our Audit Committee, our Compensation Committee and our Nominating and Corporate Governance Committee since April 2024. Mr. Cooper has over 20 years of extensive business experience in all facets of corporate development, senior management, finance and operations, in both the private and public sectors. His experience includes spearheading growth strategies, financial reporting, quarterly and annual budgets, overseeing corporate administration, while achieving company objectives and maintaining internal cost controls. Mr. Cooper’s current primary occupation is a business consultant, and he serves as the president of Number 2 Capital Corp. Mr. Cooper has been serving  as a director and CEO of Reparo Energy Partners Corp. since 2003, a director and CFO of Sweet Earth Holdings Corp since 2020, and was a director of Bullion Gold Resources Corp. from 2018 to 2020, and a director of StartMonday Technology Corp. from 2019 to 2021. Mr. Cooper was also a director of Counterpath Corporation (Nasdaq: CPAH) from 2005 to 2021, a Nasdaq listed company which was acquired by Alianza, Inc. in March 2021 for USD$25.6 million. Mr. Cooper was a director of Alpha Lithium Corporation from 2018 to 2023, which was acquired by Tecpetrol in October 2023 for approximately CAD$313 million. In addition, Mr. Cooper received his Bachelor of Business Administration from Hofstra University and his Master’s in Business Administration from Dowling College in New York.

B.	Compensation

Compensation of our Executive Officers and Directors

The following table sets forth information concerning the compensation of our executive officers and members of our Board of Directors for the fiscal years ended December 31, 2023 and 2022.

	Year	Salary ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	pension value and nonqualified deferred compensation earnings	All other compensation ($)	Total ($)
Tejinder Virk	2023	73,341	—	—	—	—	—	73,341
(Former Chief Executive Officer)	2022	1,298,967	170,144	—	—	—	—	1,469,111
Katharyn Field	2023	111,968	—	—	—	—	—	111,968
(Interim CEO and Executive Director)	2022	34,798	—	—	—	—	—	34,798
Jatinder Dhaliwal	2023	111,968	—	—	—	—	—	111,968
(Director)	2022	34,798	—	—	—	—	—	34,798
Harvinder Singh	2023	111,968	—	—	—	—	—	111,968
(Former Director)	2022	34,798	—	—	—	—	—	34,798
David Jenkins	2023	79,949	—	—	—	—	—	79,949
(Director)	2022	—	—	—	—	—	—	—
Christopher Cooper	2023	—	—	—	—	—	—	—
(Director)	2022	—	—	—	—	—	—	—
Yuying Liang	2023	27,697	—	—	—	—	—	27,697
(Former Director)	2022	26,585		—	—	—	—	26,585
Trevor Scott	2023	—	—	—	—	—	—	—
(Former Chief Financial Officer)	2022	631,352	417,755	—	—	—	7,761	1,056,868
Shailesh Bushan	2023	—	—	—	—	—	—	—
(Former Chief Financial Officer)	2022	—	—	—	—	—	—	—
Gurcharn Deol	2023	3,407	—	—	—	—	—	3,407
(Chief Financial Officer)	2022	—	—	—	—	—	—	—
Total	2023	520,298	—	—	—	—	—	520,298
	2022	2,061,298	587,899	—	—	—	7,761	2,656,958

Director Compensation

We have four directors We currently do not pay our directors who are executive officers additional compensation. We expect to compensate our non-executive directors for their director services. which will be settled in cash or partly in equity awards at the election of the non-executive director. Total non-executive director compensation is as follows:

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

Stock Option Plan

The Company has a 2021 Equity Incentive Plan (the “2021 Plan”) whereby it may grant options for the purchase of Common Shares, or Restricted Share Units, to any director, consultant, employee or officer of the Company or its subsidiaries. The aggregate number of shares that may be issuable pursuant to options granted under the Plan will not exceed 20% of the issued Common Shares of the Company. The options are non-transferable and non-assignable and may be granted for a term not exceeding 5 years. The exercise price of the options will be determined by our Board of Directors at the time of grant but may not be less than the closing price of such shares on Nasdaq on the trading date immediately precedent the date of grant, subject to all applicable regulatory requirements.

Please refer to Note 15 of Akanda Group’s audited financial statements included in Item 18 of this Annual Report on Form 20-F for a discussion of Restricted Share Units issued in Fiscal 2023.

On March 22, 2024, the shareholders of the Company approved 2024 Equity Incentive Plan (the “2024 Plan”, together with the 2021 Plan, the “Stock Option Plan”) whereby it may grant options for the purchase of Common Shares, or Restricted Share Units, to any director, consultant, employee or officer of the Company or its subsidiaries. The aggregate number of shares that may be issuable pursuant to options granted under the Plan will not exceed 30% of the issued Common Shares of the Company. The options are non-transferable and non-assignable and may be granted for a term not exceeding 10 years. The exercise price of the options will be determined by our Board of Directors at the time of grant but may not be less than the closing price of such shares on Nasdaq on the trading date immediately precedent the date of grant, subject to all applicable regulatory requirements.

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

Corporate Governance

We are a “foreign private issuer” under the federal securities laws of the United States and The Nasdaq Stock Market listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq listing standards.

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

In particular, as a foreign private issuer, in accordance with and pursuant to the authority contained in Nasdaq Listing Rule 5615(a)(3), we may follow certain Canadian law and corporate practice in lieu of certain corporate governance provisions set out under the Nasdaq Rule 5600 Series, the requirement in Listing Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in Listing Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under the Nasdaq Listing Rule 5600 Series may differ from Canadian law requirements:

●	Nasdaq Listing Rule 5605(b)(1) requires that at least a majority of the Company’s Board of Directors shall be independent directors, and Nasdaq Listing Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. We have two independent directors. Our independent directors meet regularly with other members of the Board and meet in executive session at least two (2) times per year.

●	Nasdaq Listing Rule 5620(c) sets out a quorum requirement of at least 33-1/3% of the outstanding shares with respect to meetings of shareholders. In accordance with Canadian law and generally accepted business practices, our bylaws (the “Bylaws”) provide that a quorum is met when holders of not less than 10% of the shares entitled to vote at the meeting of shareholders are present in person or represented by proxy. The quorum requirement provided in our Bylaws is consistent with applicable Canadian laws and corporate practices.

●	Nasdaq Listing Rule 5605(c)(2)(A) requires that the Company shall have an audit committee composed entirely of not less than three directors, each of whom must be independent. Our audit and risk committee is comprised of three directors, and each member of the audit and risk committee meets the independence requirements of Nasdaq Listing Rule 5605(a)(2) and Rule 10A-3(b)(1) under the Exchange Act.

●	Nasdaq Listing Rule 5605(d)(2)(A) requires, among other things, that the Company’s compensation committee include at least two members, each of whom is an independent director as defined under Nasdaq Listing Rule 5605(a)(2). Our compensation committee is comprised of three directors, and each member of the compensation committee meets the independence requirements of Nasdaq Listing Rule 5605(a)(2).

●	Nasdaq Listing Rule 5605(e) requires that the nominations committee include solely independent directors or is constituted by a majority of independent directors in a vote in which only independent directors participate. Our nominating committee is comprised of two directors, who meets the independence requirements of Nasdaq Listing Rule 5605(a)(2).

We followed home country rules with regard to the requirement to hold an annual shareholders meeting no later than one year after the Company’s fiscal year end, under Nasdaq Listing Rule 5620. In accordance with the laws in the Province of Ontario, Canada, we did not hold our annual shareholders meeting in the fiscal year 2023 and instead held it in fiscal year 2024 pursuant to an order to delay the calling of the annual meeting granted by the Ontario Superior Court of Justice pursuant to subsection 106(1) of the Business Corporations Act (Ontario). In addition, with regard to the underwritten public offering on March 27, 2024, we followed home country rules with regard to the requirement for shareholder approval for transactions other than “public offerings” under Nasdaq Listing Rule 5635. We may in the future elect to follow additional home country practices in Canada with regard to certain corporate governance matters.

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

Committees of the Board

Audit Committee

Jatinder Dhaliwal, David Jenkins and Christopher Cooper currently serve as the members of our audit committee. Our board of directors has determined that each of Jatinder Dhaliwal, David Jenkins and Christopher Cooper meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. David Jenkins serves as the chairman of the audit committee.

Our audit committee is responsible for, among other things:

●	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm their independence from management;

●	reviewing, with our independent registered public accounting firm, the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm any financial statements that we file with the SEC;

●	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

●	reviewing our policies on risk assessment and risk management;

●	reviewing related person transactions; and

●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee

Jatinder Dhaliwal, David Jenkins and Christopher Cooper currently serve as the members of our compensation committee. Our board of directors has determined that each of Jatinder Dhaliwal, David Jenkins and Christopher Cooper meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. Jatinder Dhaliwal serves as the chairman of the compensation committee.

Our compensation committee is responsible for, among other things:

●	determining and recommending to the Board of Directors for approval, the corporate goals and objectives, evaluating the performance and reviewing and approving the compensation of our executive officers;

●	reviewing or making recommendations to our Board of Directors regarding our incentive compensation and equity-based plans, policies and programs;

●	reviewing all employment agreement and severance arrangements for our executive officers;

●	reviewing and making recommendations to our Board of Directors regarding the compensation of our directors; and

●	retaining and overseeing any compensation consultants.

Nominating Committee

Jatinder Dhaliwal and Christopher Cooper currently serve as members of our nominating and corporate governance committee. Our board of directors has determined that Jatinder Dhaliwal and Christopher Cooper meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. Christopher Cooper is the chairman of the nominating and corporate governance committee.

Our nominating and corporate governance committee is responsible for, among other things:

●	identifying individuals qualified to become members of our Board of Directors consistent with criteria approved by our Board of Directors;

●	overseeing succession planning for our executive officers;

●	periodically reviewing our Board of Directors’ leadership structure and recommending any proposed changes to our Board of Directors;

●	overseeing an annual evaluation of the effectiveness of our Board of Directors and its committees;

●	developing and recommending to our Board of Directors a set of corporate governance guidelines;

●	developing and recommending to our Board of Directors our ESG initiatives and programs.

Board Leadership Structure and Risk Oversight

Our Board of Directors oversees our business and considers the risks associated with our business strategy and decisions. Our Board of Directors currently implements its risk oversight function as a whole. Each of the Board committees also provides risk oversight in respect of its areas of concentration and report material risks to the Board for further consideration.

Conflicts of Interest

There are potential conflicts of interest to which the directors, officers, and insiders of our company will be subject in connection with the operations of our company. Some of the directors, officers and insiders are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the business of our company. Accordingly, situations may arise where the directors, officers and insiders will be in direct competition with our company. The directors and officers of our company have a fiduciary obligation to act in the best interests of our company, avoid conflicts of interest and to disclose to all other board members any relevant information about potential conflicts. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to our company may result in a breach of their obligations to the other companies, and in certain circumstances this could expose our company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of our company. Such conflicting legal obligations may expose our company to liability to others and impair our ability to achieve our business objectives. All of the directors or officers of our company have entered into non-competition or non-disclosure agreements with our company. Conflicts, if any, will be subject to the procedures and remedies as provided under the Code of Ethics and Related Party Transaction Policy and applicable securities laws, regulations and policies.

Terms of Office

Each of our officers holds office until his or her successor is appointed. Directors are elected to serve until the close of the next annual meeting of shareholders or until their successors have been elected or appointed.

Director Independence

We use the definition of “independence” under applicable Nasdaq Listing Rules to make determinations regarding director independence. Under such definitions, the Company’s Board of Directors has affirmatively determined that each of Jatinder Dhaliwal, David Jenkins and Christopher Cooper is independent.

Shareholder Communications

We do not have a formal policy regarding shareholder communications with our Board of Directors. A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to our Chief Financial Officer, at Akanda Corp., 1a, 1b Learoyd Road New Romney TN28 8XU, United Kingdom.

D.	Employees

As of April 29, 2024, we had a total of 5 employees.

E.	Share Ownership

See Item 6.B. – “Compensation” and Item 7 – “Major Shareholders and Related Party Transactions.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Share Ownership

The following table sets forth information about the beneficial ownership of our Common Shares as of April __, 2024 by:

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

Percentages beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) are based on 32,015,528 Common Shares outstanding as of April 30, 2024.

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

Percentage of Common Shares Beneficially Owned(1)
Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage
Executive Officers and Directors:
Katharyn Field(2)	—	—
Gurcharn Deol	—	—
Jatinder Dhaliwal	—	—
David Jenkins	—	—
Christopher Cooper	—	—

All executive officers and directors as a group	—	—
5% or more Shareholders:	—	—
—	—	—

*	Represents less than 1% of the number of Common Shares outstanding.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any Common Shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.

(2)	Katharyn Field is the CEO and Chairman of Halo but does not have voting or dispositive power over the Common Shares held of record and beneficially owned by Halo. Ms. Field disclaims beneficial ownership of the Common Shares held by Halo.

For additional information about our principal shareholders, please see Item 7.B. – Related Party Transactions.

B.	Related Party Transactions

Secured convertible debenture

On November 3, 2021 (the “Issuance Date”), the Company entered into an agreement with Halo in which the Company issued Halo a secured convertible debenture with an initial value of $6,559,294. The notes were convertible into Common Shares of the Company’s capital receiving the number of shares, at its current market price, required to satisfy the principal and interest payable. The obligation to convert the note within six months of the Issuance Date is triggered by (a) an initial public offering by the Company on a stock exchange; (b) an amalgamation, arrangement, merger, reverse takeover, reorganization or similar event; (c) a sale or conveyance of all or substantially all of the property and assets of the Company to any arm’s length third party for consideration consisting of free trading securities and the subsequent distribution of all of such consideration to all of the holders of Common Shares, on a pro rata basis; (d) the sale or exchange of all or substantially all of shares of the Borrower for free trading securities. The debt bears interest at one percent per annum, matures on November 3, 2022 and is secured by all of the assets of the Company other than the interests in the securities of Bophelo Bio Science and Wellness (Pty) Ltd. and ranks ahead of all other debt issued by the Company. On March 15, 2022, upon completion of the Company’s initial public offering the Company issued 164,574 Common Shares to Halo Collective, Inc. (“Halo”) at a price of $40 each to settle the principal amount of $6,559,294 plus accrued interest $23,686 owing to Halo in terms of a convertible debenture agreement, which totaled $6,582,980 at the time of conversion.

Unsecured debenture

On January 26, 2023, the Company issued a promissory note to Halo for a principal amount of $328,000.00 (the “Halo Note”). The Halo Note bears an interest rate of 7% per annum and has matured on June 25, 2023. If the amount payable is due, whether at stated maturity, by acceleration or otherwise, the overdue amount shall bear and accrue an interest rate of 1.25%. On July 25, 2023, the Company and Halo entered into a Note Conversion Agreement to convert $360,960 of the total remaining outstanding balance, including accrued interest, under the Halo Note into 582,193 Common Shares of the Company at $0.62 per share (the “Conversion Shares”). The Company and Halo agreed that after the issuance of the Conversion Shares, the principal balance outstanding under the Halo Note is $0.

During the period from February 1, 2023 to March 31, 2024, the Company received additional loans from Halo in the aggregate principal amount of $1,539,949. These loans are unsecured and bears the same interest rate of 7% per annum and have no specific terms of repayment. The Company made a partial payment amounting to $26,897 in January 2024 and $110,791 in March 2024. As of March 31, 2024, the outstanding balance to Halo, including accrued interest and other loans was $1,326,682.

Transactions with Key Management Personnel

The Company has identified its Board of Directors, Executive Chairman, Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”), Chief Financial Officer (“CFO”) and its President as its key management personnel who have the authority and responsibility for planning, directing and controlling the Company’s main activities.

For the fiscal year ended December 31,	2023
Key Management Remuneration	$522,669
Stock-based compensation	—
Short term accommodation expense	—
$522,669

The Key Management remuneration is included in Professional and Consulting fees and Personnel Expenses in the Statement of Operations.

As of December 31, 2023, the Company has balances payable to related parties of $2,255,522 (2022 — $679,617) as below:

a.	Included within accounts payable and accrued liabilities at December 31, 2023 is remuneration payable to key management totaling $889,367 (2022 — $679,617), which includes amounts owing to the following current and former directors and officers of the Company:

●	current directors and officers:

i.	$99,051 owing to J Dhaliwal (2022 — $nil);

ii.	$81,384 owing to K Field (2022 — $nil);

iii.	$81,384 owing to H Singh (2022 — $nil); and

iv.	$81,384 owing to D Jenkins (2022 — $nil).

●	former directors and officers:

i.	$85,733 owing to T Scott (2022 — $507,326);

ii.	$28,196 owing to Y Liang (2022 — $nil);

iii.	$nil owing to T Virk (2022 — $15,092);

iv.	$nil owing to T Flow (2022 — $49,617);

v.	$nil owing to Dr. Akkar-Schenkl (2022 — $17,223);

vi.	$nil owing to L Mojela (2022 — $15,092);

vii.	$8,417 owing to P van den Berg (2022 — $16,344);

viii.	$15,418 owing to C Kié (2022 — $22,335);

ix.	$8,333 owing to G Jones (2022 — $10,379);

x.	$10,039 owing to P Freyre (2022 — $7,619);

xi.	$8,333 owing to G Dingaan (2022 — $10,379); and

xii.	$6,250 owing to B Baker (2022 — $8,211).

b.	The sole director and officer of RPK, Kiranjit Sidhu is also the owner of Catalyst Capital LLC (“Catalyst”).

i.	On November 14, 2022, the Company received a loan of £25,000 ($30,224) from Catalyst. The loan is unsecured and bears interest of £200 per week. The loan has matured on January 31, 2023 and is due on demand. Any unpaid amount is charged with late fees of £200 for each week the payment is late. As of December 31, 2023, the loan balance including accrued interest of $46,811 (2022 — $30,224) remains outstanding.

ii.	On January 17, 2023, the Company received an additional loan of €45,000 ($48,666) from Catalyst. The loan is unsecured and bears interest of 0.75% per day, compounding daily. The loan has matured on February 1, 2023 and is due on demand. Any unpaid amount is charged with late fees of 1% compounding interest for each day the payment is late. During the year ended December 31, 2023, the lender has willingly forgone any interest arising from this loan. As of December 31, 2023, the loan balance including accrued interest of $49,664 (2022 — $nil) remains outstanding.

iii.	On January 23, 2023, the Company entered into an independent contractor agreement with Mr. Sidhu, pursuant to which, he agreed to provide services regarding the business operations, business development and strategic matters to the Company for $550,000. The payment for the services was settled by the issuance of 289,473 RSU converted to 289,473 Common Shares of the Company to Mr. Sidhu in January 2023.

iv.	On February 5, 2023, the Company entered into another independent contractor agreement with Mr. Sidhu, pursuant to which, he agreed to provide services regarding the business operations, business development, legal and strategic matters to the Company for $650,000. The payment for the services was partially settled by the issuance of 161,295 RSUs converted to 161,295 Common Shares in May 2023 and 140,746 RSUs converted to 140,746 Common Shares in July 2023. As of the December 31, 2023, the balance of the payment is $350,395.

c.	The Company has the following loans outstanding to 1248787 B.C. Ltd. (“1248787”), a company controlled by Jatinder Dhaliwal, a director of the Akanda:

i.	On August 18, 2023, the Company received a loan of C$24,000 ($17,714) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. As of the December 31, 2023, the loan balance including accrued interest of $19,306 (2022 – $nil) remains outstanding.

ii.	On September 27, 2023, the Company received a loan of C$3,000 ($2,219) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. As of the December 31, 2023, the loan balance including accrued interest of $2,369 (2022 – $nil) remains outstanding.

iii.	On October 13, 2023, the Company received a loan of C$40,000 ($29,258) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. As of the December 31, 2023, the loan balance including accrued interest of $31,346 (2022 – $nil) remains outstanding.

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Outstanding Claims

On January 29, 2024, the Company was informed that Mr. Shailesh Bhushan, the former Chief Financial Officer of the Company, filed a complaint with the Employment Standards Branch of British Columbia claiming unpaid salary and invoices in the aggregate amount of CAD $271,990 from the period December 2022 through November 2023. The Company previously offered to Mr. Bhushan an annual salary of CAD $60,000 and as such, believes the claim to be frivolous, strongly disputes the amount claimed, and intends to vigorously defend itself.

See Notes 5 and 22 of our Audited Financial Statements for the year ended December 31, 2023 for a description of additional outstanding claims by and against the Company.

On April 24, 2024, Mr. Harvinder Singh resigned as an independent director of the Board of Directors of the Company. A Resignation and Mutual Release Agreement dated April 24, 2024 was entered between the Company and Mr. Singh, pursuant to which the Company agreed to pay Harvinder Singh a separation and release amount of $50,000.

Additionally, please refer to Note 16 of Akanda Group’s audited financial statements included in Item 18 of this Annual Report on Form 20-F.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18. — “Financial Statements.”

B.	Significant Changes

No significant changes occurred since the date of the annual financial statements.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our Common Shares have traded on The Nasdaq Capital Market under the symbol “AKAN” from our initial public offering on March 15, 2022.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed and traded on The Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

General

The Company’s Articles of Incorporation, as amended by Articles of Amendment dated as of August 30, 2021, and as further amended by Articles of Amendment dated as of March 8, 2023 (the “Articles”), provide that our authorized capital consists of an unlimited number of Common Shares, and an unlimited number of preferred shares (the “Preferred Shares”), issuable in series.

As of April 30, 2024, the Company has 32,015,528 Common Shares issued and outstanding and no Preferred Shares issued and outstanding.

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

Shareholder Meetings

The Business Corporations Act (Ontario) provides that: (i) a general meeting of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of our Company is located; (ii) directors must call an annual meeting of shareholders not later than 18 months after the date of incorporation and no later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 60 days or by less than 30 days, the date on which the meeting is to be held; (iv) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; and (v) if for any reasons it impracticable to call a meeting of shareholders in the matter in which it may be called or to conduct the meeting in the matter prescribed by the by-laws, the Articles or the Business Corporations Act (Ontario), or for any other reason the court thinks fit, the court, upon the application of a director or shareholder entitled to vote at the meeting, may order a meeting to be called, held and conducted in a manner that the court directs. The Company’s by-laws provide that a quorum is met when at least two persons present in person and holding or representing by proxy not less than 10% of the votes attached to all shares entitled to be voted at the meeting.

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

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is Vstock Transfer, LLC.

Listing

Our Common Shares are listed on The Nasdaq Capital Market under the symbol “AKAN”.

C.	Material Contracts

See Item 6.B – Compensation and Item 7.B. – Related Party Transactions.

D.	Exchange Controls

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

E.	Taxation

Material Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to the acquisition, holding and disposition of the Common Shares by a holder who acquires, as beneficial owner, our Common Shares and who, for purposes of the Tax Act and at all relevant times, holds the Common Shares as capital property, deals at arm’s length with the Company and is not affiliated with the Company (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided the Holder does not acquire or hold the Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii), an interest in which would be, or for whom a Common Share would be, a “tax shelter investment” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act to report in a currency other than the Canadian currency; (v) that has or will enter into a “derivative forward agreement”, a “synthetic disposition arrangement” or a “dividend rental arrangement”, each as defined under the Tax Act, with respect to the Common Shares. (vi) that carries on, or is deemed to carry on, an insurance business in Canada or elsewhere. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.

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

Aggregate Investment Income

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay a refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include an amount in respect of taxable capital gains and dividends or deemed dividends that are not deductible in computing such corporation’s income. Pursuant to Proposed Amendments released on April 7, 2022 in a Notice of Ways and Means Motion (the “Notice”) released with the federal budget, it is proposed that the refundable tax on investment income will also apply to corporations that are “substantive CCPCs” as defined in the Notice.

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

Dividends on the Common Shares

Any dividends paid or credited, or deemed to be paid or credited, on the Common Shares, as the case may be, to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which that Non-Resident Holder may be entitled under an applicable income tax treaty or convention. For instance, where the Non-Resident Holder is a resident of the United States that is entitled to applicable benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%. The rate of withholding tax is generally further reduced to 5% if the beneficial owner of such dividend is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

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

Passive Foreign Investment Company (“PFIC”) Rules

A non-U.S. corporation will be classified as a PFIC for United States federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income.

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

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

I.	Subsidiary information

We currently have the following significant subsidiaries:

●	Canmart Limited

●	Cannahealth Limited

●	Holigen Holdings Limited

●	Bophelo Holdings Limited

●	Bophelo Bio Science and Wellness (Pty) Limited*

●	1371011 BC Limited

*	Bophelo Bio Science and Wellness (Pty) Ltd.is in the process of being liquidated.

J.	Annual report to security holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

As at (expressed in GBP)	December 31, 2023	December 31, 2022
Financial assets
Cash and cash held in trust	£20,087	£75,315
Trade and other receivables	104,753	149,223
Loan receivable	466,000	400,000
	£590,840	£624,538
Financial liabilities
Trade and other payables	£998,092	£923,725
Loans and borrowings	36,771	25,000
	£1,034,863	£948,725

As at (expressed in EUR)	December 31, 2023	December 31, 2022
Financial assets
Cash	€46,202	€42,664
Trade and other receivables	136,963	986,320
	€183,165	€1,028,984
Financial liabilities
Trade and other payables	€2,171,878	€3,201,180
Loans and borrowings	3,225,389	3,307,633
	€5,397,267	€6,508,813

As at (expressed in CAD)	December 31, 2023	December 31, 2022
Financial assets
Cash	$22,949	$140,423
Marketable securities	—	357,143
	$22,949	$497,566
Financial liabilities
Trade and other payables	$3,356,916	$3,629,380
Due to related party	2,744,510	810,206
Holdback payable	511,238	511,238
Lease liabilities	179,412	448,064
Loans and borrowings	340,469	—
	$7,132,545	$5,398,888

Based on the above net exposures as at December 31, 2023, assuming that all other variables remain constant, a 5% appreciation or deterioration of the USD against the GBP would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $17,000 (2022 — $13,000), EUR — $236,000 (2022 — $256,000) and CAD — $268,000 (2022 — $181,000).

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

At December 31, 2023, the Company was subject to a concentration of credit risk related to its accounts receivable as 81% (2022 — 85% from one customer) of the balance of amounts owing is from one customer. As at December 31, 2022, the Company recorded a bad debt expense of $332,715, within general and administrative expenses, as the amounts were deemed not collectible from the customer. The Company did not record any bad debt expense during the year ended December 31, 2023. As at December 31, 2023 and 2022, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2023, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective, because of a material weakness in our internal control over financial reporting, as discussed below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management did not maintain effective internal control over financial reporting over the accounting for impairment of long-lived assets. Specifically, the internal controls with respect to the assessment of impairment indicators were not designed to effectively account for the impairment in our property and equipment and intangible assets. Additionally, the internal controls over identifying and disclosing related party transactions were determined to be ineffective. The Company will implement immediately an appropriate remedial measure whereby an additional review related to the identification of impairment triggering events will be put in place. Additionally, management will implement further controls to ensure proper disclosure and accounting for related party transactions. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In January 2023, the Company terminated the employment of Trevor Scott and have stepped down as Chief Financial Officer of the Company immediately. On March 7, 2023, the Company appointed Shailesh Bhushan as Chief Financial Officer of the Company. On December 4, 2023, Mr. Bhushan resigned from his position as Chief Financial Officer of the Company and the Company appointed Gurcharn Deol as Chief Financial Officer of the Company to replace Mr. Bhushan.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

David Jenkins is a member of our board of directors and serves on our audit committee. Our board has determined that David Jenkins is an audit committee financial expert and satisfies the “independence” requirements of the U.S. Securities and Exchange Commission, the NASDAQ Marketplace Rules.

ITEM 16B. CODE OF ETHICS

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We engaged Green Growth CPAs as our independent registered public accounting firm. Set forth below is a summary of the fees paid to Green Growth CPAs for services provided in fiscal year 2023 and 2022.

Accountant Fees and Services

Period	2023	2022
Audit Fees	$107,450.00	$140,968.00
Audit Related Fees (F1 and S3 review)	20,000.00	15,000.00
Tax Fees	—	—
All Other Fees	—	—
	$127,450.00	$155,968.00

Audit Fees. Audit fees consists of services rendered by an independent registered public accounting firm for the audit of our consolidated financial statements and our internal control over financial reporting, review of the interim financial statements.

Audit-Related Fees. Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor including SEC filings, comfort letter, consents and comment letters in connection with regulatory filings.

Tax Fees. Tax fees consist of services rendered by an external auditor for tax compliance, tax consulting and tax planning.

All Other Fees. All other fees are for any other permissible work that is not an Audit, Audit-Related or Tax Fee.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

ITEM 16G. CORPORATE GOVERNANCE

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have an Insider Trading Policy pursuant to SEC Rule 10b-5. See Exhibit 11.4 of this annual report on Form 20-F.

ITEM 16K. CYBERSECURITY

We use SaaS based information technology (IT) systems/services which are provided by reputable vendors, our IT environment is audited by third party IT auditors for IT risk management regularly. The Company takes care of access management and related threats. Logs, threats, and alerts are monitored and dealt with by the Company on a regular basis. All system/services being used (Microsoft (email/SharePoint/teams) are all cloud-based provided by reputable cloud vendors and their IT environments are audited by third party auditors for IT risk management. Information is analyzed on potential threats to the organization, identifying what threats each of our IT assets may face and from where those may originate. All server level threats are taken care of by systems providers under SaaS model. There were no cyber-attacks, virus infection or security breach during the prior fiscal year. The Company is not aware of or been informed of instances of noncompliance with any regulatory requirements associated with IT. The information system has not experienced a significant loss of data that could not be restored from backup systems.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

Index to Financial Statements

Akanda Corp.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Akanda Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Akanda Corp. (the “Company”), as of December 31, 3023 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Consideration of the Company’s Ability to Continue as a Going Concern

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

We have served as the Company’s auditor since 2022

April 30, 2024

Los Angeles, California

PCAOB ID Number 6580

Akanda Corp.

Consolidated Statements of Financial Position

(Expressed in United States Dollars)

As at		December 31,	December 31,
	Note	2023	2022
ASSETS
Current
Cash		$82,816	$228,794
Cash held in trust		11,059	27,009
Trade and other receivables	6	284,513	1,235,619
Prepayments		140,583	199,488
Biological assets	7	–	809,180
Inventory	7	1,286,894	1,057,240
Marketable securities	8	–	263,691
Total Current Assets		1,805,865	3,821,021

Non-Current
Property, plant and equipment	9	2,519,232	12,159,504
Intangible assets	11	3,799,682	22,208,594
Loan receivable	12	593,232	483,588
Right-of-use assets	10	121,982	324,070
Total Non-Current Assets		7,034,128	35,175,756

Total Assets		$8,839,993	$38,996,777

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current
Trade and other payables		$6,014,572	$7,139,817
Lease liability	13	135,337	214,058
Loans and borrowings	14	1,366,299	936,793
Holdback payable	4	400,000	377,465
Due to related parties	16	2,255,522	679,617
Total Current Liabilities		10,171,730	9,347,750

Non-Current
Lease liability	13	–	116,763
Loans and borrowings	14	2,497,155	2,632,103
Total Non-Current Liabilities		2,497,155	2,748,866

Total Liabilities		12,668,885	12,096,616

Shareholders’ Equity (Deficit)
Share capital	15	51,020,121	49,434,692
Other reserves	15	21,053	21,053
Accumulated deficit		(53,363,032)	(21,087,962)
Accumulated other comprehensive loss		(1,507,034)	(1,467,622)
Total Shareholders’ Equity (Deficit)		(3,828,892)	26,900,161
Total Liabilities and Shareholders’ Equity (Deficit)		$8,839,993	$38,996,777

Subsequent Events (Note 23)

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

		Year ended
		December 31,
	Note	2023	2022

Sales		$2,160,052	$2,619,682
Cost of sales	7	1,908,515	566,252
Gross Profit before gain (loss) on change in fair value of biological assets and inventory		251,537	2,053,430
Gain (Loss) on change in fair value of biological assets and inventory	7	(140,088)	1,216,129
Gross Profit		111,449	3,269,559

Operating expenses
Depreciation and amortization	9,10,11	4,283,731	3,598,323
Consulting and professional fees		2,978,321	7,759,824
Personnel expenses	16	2,395,583	6,593,527
Share-based payment expenses to social development trust	15	–	2,124,615
General and administrative expenses		505,187	3,369,659
Total operating expenses		10,162,822	23,445,948

Operating loss		(10,051,373)	(20,176,389)

Other income (expenses):
Finance income		39	886
Finance expense		(255,656)	(115,324)
Foreign exchange gain (loss), net		148,823	(256,431)
Gain on bargain purchase	4	–	12,760,356
Gain on debt settlement		113,037	67,075
Other income		7,055	659
Change in fair value of financial assets measured at FVTPL	8	(264,655)	(516,281)
Loss on disposal of assets	9	(4,495)	–
Write-off of AP, net		2,697,719	–
Impairment loss	9,11	(24,665,564)	–
		(22,223,697)	11,940,940

Net loss from continuing operations		(32,275,070)	(8,235,449)

Loss from discontinued operations	5	–	(3,422,225)

Net loss		$(32,275,070)	$(11,657,674)
Translation adjustment		(39,412)	(1,395,508)
Comprehensive loss		$(32,314,482)	$(13,053,182)

Loss per share from continuing operations – basic and diluted	15	$(7.16)	$(2.75)
Loss per share – basic and diluted	15	$(7.16)	$(3.86)
Weighted average common shares outstanding	15	4,505,263	2,993,009

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Consolidated Statements of Shareholders’ Equity (Deficit)

(Expressed in United States Dollars)

	Note	Share capital	Other reserves	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance, December 31, 2021		$7,255,695	$3,618,670	$(13,293,889)	$218,102	$(2,201,422)

Issuance of shares for Holigen Acquisition	4,15	16,131,000	–	–	–	16,131,000
Issuance of shares to ASDT	15	2,124,615	–	–	–	2,124,615
Issuance of shares from private placement	15	278,481	–	–	–	278,481
Issuance of shares from IPO	15	14,654,593	–	–	–	14,654,593
Issuance of shares upon conversion of note	15,16	6,559,000	–	–	–	6,559,000
Fair value of RSUs issued at $9.70 per share	15	1,090,832	–	–	–	1,090,832
Fair value of RSUs issued at $8.30 per share	15	560,135	–	–	–	560,135
Fair value of RSUs issued at $7.10 per share	15	431,757	–	–	–	431,757
Fair value of RSUs issued at $2.60 per share	15	210,740	–	–	–	210,740
Fair value of RSUs issued at $2.30 per share	15	138,000	–	–	–	138,000
Loss of control of Bophelo Bio	5	(156)	(3,597,617)	3,863,601	(290,216)	(24,388)
Net loss		–	–	(11,657,674)	–	(11,657,674)
Translation adjustment		–	–	–	(1,395,508)	(1,395,508)
Balance, December 31, 2022		49,434,692	21,053	(21,087,962)	(1,467,622)	26,900,161

Fair value of RSUs issued at $1.84 per share	15	774,736	–	–	–	774,736
Fair value of RSUs issued at $1.11 per share	15	179,037	–	–	–	179,037
Fair value of RSUs issued at $0.61 per share	15	86,137	–	–	–	86,137
Cancelled shares	15	(200,014)	–	–	–	(200,014)
Issuance of shares upon conversion of note	15	314,384	–	–	–	314,384
Issuance of shares pursuant to the first option payment to acquire a certain land property	15	431,149	–	–	–	431,149
Net loss		–	–	(32,275,070)	–	(32,275,070)
Translation adjustment		–	–	–	(39,412)	(39,412)
Balance, December 31, 2023		$51,020,121	$21,053	$(53,363,032)	$(1,507,034)	$(3,828,892)

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

		Years ended December 31,
	Note	2023	2022
Cash flows from operating activities:
Net loss from continuing operations		$(32,275,070)	$(8,235,449)
Net loss from discontinued operations		–	(3,422,225)
Net loss for the year		(32,275,070)	(11,657,674)
Adjustments for non-cash items:
Loss on loss of control of Bophelo Bio, net of cash surrendered	5	–	2,375,840
Gain on bargain purchase	4	–	(12,760,356)
Share based payments to social development trust	15	–	2,124,615
Depreciation and amortization	9,10,11	4,283,731	3,763,321
Change in fair value of biological assets	7	140,088	(1,216,130)
Change in fair value of financial asset at fair value through profit or loss	8	264,655	516,281
Stock-based compensation	15	–	559,225
Interest expenses		237,319	210,996
Fair value of RSUs exercised, net of cancelled shares	15	839,896	2,498,754
Gain on settlement on debt		(113,037)	(67,075)
Loss on disposal of asset	9	4,495	–
Write-off of AP, net		(2,697,719)	–
Impairment loss	9,11	24,665,564	–
Working capital adjustments (net of amounts acquired/disposed):
Trade and other receivables		973,382	(591,072)
Prepayments		64,635	(709,124)
Inventory		482,716	501,706
Trade and other payables		1,537,397	2,915,276
Due to related parties		91,374	66,021
Cash flows used in operating activities		(1,500,574)	(11,469,396)

Cash flows from investing activities:
Acquisition of Holigen, net of cash acquired and holdback	4	–	(2,366,609)
Purchase of financial assets at fair value through profit or loss	8	–	(801,160)
Additions to property, plant and equipment	9	(1,502)	(310,946)
Cash surrendered on loss of control of Bophelo Bio Sciences	5	–	(739,947)
Loan receivable	12	(84,020)	–
Proceeds from disposal of property, plant and equipment		110,410	–
Cash flows provided by (used in) investing activities		24,888	(4,218,662)

Cash flows from financing activities:
Proceeds from IPO, net of costs		–	14,654,593
Proceeds from private placement, net of costs		–	278,482
Advances from related parties		1,570,145	–
Loans received		742,591	501,217
Loans repaid		(766,169)	(649,661)
Lease payments		(60,000)	(645,995)
Cash flows provided by financing activities		1,486,567	14,138,636

Net increase (decrease) in cash and cash equivalents		10,881	(1,549,422)
Effects of exchange rate changes on cash and cash equivalents		(172,809)	(1,690,165)
Cash and cash equivalents at the beginning of the year		255,803	3,495,390
Cash and cash equivalents at the end of the year		$93,875	$255,803

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

The Company’s consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net cash outflow of $1,500,574 from operating activities for the year ended December 31, 2023. As of December 31, 2023, the Company had working capital deficit of $8,365,865 and has accumulated losses of $53,363,032. The continuing operations of the Company are dependent upon its ability to raise further cash funding by way of issuing debt and/or equity, as well as its ability to generate cash profits from its investments in Canmart and Holigen Ltd. in the near future.

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

These uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities which might be necessary should the Company be unable to continue in existence.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Basis of Preparation

(a)	Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)	Basis of preparation

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

(c)	Functional and presentation currency

The Company and its subsidiaries are measured using the currency of the primary economic environment in which each subsidiary operates - the functional currency. The Euro is the functional currency of RPK, Holigen and Cannahealth, Great British Pounds is the functional currency of Canmart and Canadian Dollars is the functional currency of 1371011 and Akanda while the United States Dollars is its reporting currency.

These consolidated financial statements are prepared and presented in United States Dollars (“USD” or “$”), which is the Company’s reporting currency. All financial information has been rounded to the nearest dollar except where indicated otherwise.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Basis of Preparation (continued)

(d)	Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses during the year. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the years ended December 31, 2023 and 2022:

●	Note 3(d): Estimates of variable consideration receivable from revenue from contracts with customers

●	Note 3(f): Estimates of the net realizable value of the Company’s inventories

●	Note 3(g): Estimates of the fair value of the Company’s biological assets

●	Note 3(h): Measurement and useful lives of the Company’s property, plant and equipment

●	Note 3(i): Measurement and useful lives of the Company’s intangible assets

●	Note 3(k): Estimates and assessment of the income tax assets/liabilities

●	Note 3(l): Estimates of the Company’s incremental borrowing rate used in the valuation of its leases

3.	Material Accounting Policies

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities that are controlled by the Company. Control exists when the Company has power over the investee and the Company is exposed or has the rights to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

The subsidiaries of the Company are as follows:

	Country of Incorporation	Holding	Functional Currency
Cannahealth Ltd. (“Cannahealth”)	Malta	100%	EUR
Bophelo Holdings Ltd. (“Bophelo H”)	United Kingdom	100%	GBP
Bophelo Bio Science and Wellness (Pty) Ltd. (“Bophelo”)	Lesotho	100%	LSL
Canmart Ltd. (“Canmart”)	United Kingdom	100%	GBP
Holigen Holdings Limited (“Holigen”)	Portugal	100%	EUR
RPK Biopharma Unipessoal Lda. (“RPK”)	Portugal	100%	EUR
1371011 BC Ltd. (“1371011”)	Canada	100%	CAD

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(b)	Foreign currency

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

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(c)	Financial instruments (continued)

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

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(d)	Revenue from contracts with customers (continued)

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

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried and classified at amortized cost. The Company did not hold any cash equivalents as of December 31, 2023 and 2022.

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

Biological assets and produce held by the Company is planned to be used in four possible ways:

●	Sale to the export market;

●	Sale to the local market;

●	Repurposed for use in research and development; and

●	Written off for being obsolete.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(h)	Property, plant and equipment

(i)	Recognition and measurement

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

Intangible assets are recorded at cost less amortization and impairment losses, if any. The Company had a cannabis operator’s license in Lesotho, held by its subsidiary Bophelo, which was valid for 10 years and was subject to a renewal at the end of the 10 years. The license is automatically renewed annually on payment of necessary fees as well as submission of operational documents to the Ministry of Health. As a result of loss of control of Bophelo, the license was derecognized and recorded as a loss on the consolidated statement of loss and comprehensive loss. The Company also has a cannabis API manufacturing and GMP license in Portugal, held by its newly acquired subsidiary Holigen-RPK, which is valid for 10 years. Pursuant to the Company’s upcoming sale of RPK (note 23), its Portuguese subsidiary, the Company impaired a portion of its intangible assets and recognized an impairment loss of $15,937,533 in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2023.

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

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired. An impairment loss is recognized when the carrying amount of an asset, or its cash generating unit (“CGU”), exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the greater of the assets or CGU’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less cost to sell, an appropriate valuation model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

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

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(k)	Income taxes

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

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(l)	Leases (continued)

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

(n)	New standards issued and adopted

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies

The amendments require that an entity discloses its material accounting policy information, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The adoption of this amendment did not have a significant impact to the Company’s consolidated financial statements.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(o)	New standards issued, not yet adopted

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

In October 2022, the IASB issued amendments to IAS 1 that specified how an entity assesses whether it has the right to defer settlement of a liability when that right is subject to compliance with covenants within twelve months after the reporting period. The amendment applies to annual reporting periods beginning on or after January 1, 2024 and is applied retrospectively upon adoption. The Company does not expect the amendments to have a significant impact on the consolidated financial statements upon adoption.

4.	Business Combination

On April 29, 2022, the Company, through its wholly owned subsidiary, Cannahealth, acquired 100% of the Ordinary Shares of Holigen Limited (“Holigen”) and its wholly-owned operating subsidiary, RPK Biopharma Unipessoal, LDA (“RPK”) from the Flowr Corporation. Through its operations in RPK, Holigen is a producer of premium EU GMP grade indoor grown cannabis flower. The acquisition of Holigen enables the Company to immediately have the ability to produce EU GMP grade cannabis flower for the European market. Consideration for the acquisition consisted of a payment of $3,000,000 in cash and 190,000 common shares of the Company’s share capital.

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

The following table summarizes the acquisition-date fair value of each major class of purchase consideration that was transferred to the Flowr Corporation in lieu of the acquisition of 100% of the Ordinary Shares of Holigen:

Cash	$2,600,000
Holdback payable	400,000
Fair value of 190,000 common shares of the Company	16,131,000
Total consideration	$19,131,000

The cash purchase price of the acquisition is $3.0 million, of which $2.6 million has been paid and $400,000 as holdback payable. The holdback payable represents funds withheld until resolution of a potential liability between the vendor and a service provider, of which the Company expects resolution within the next twelve (12) months. The fair value of the 190,000 common shares was based on the fair value of the trading price of the Company’s common shares on the Nasdaq Capital Markets exchange of $84.90 per common share on April 29, 2022. Of the equity component of the purchase consideration of 190,000 common shares of the Company that was transferred to the Flowr Corporation, an amount of 9,635 common shares was directly transferred to Apolo Capital Advisory, who acted as advisors to the Flowr Corporation in respect of the transaction. The purchase of Holigen has been accounted for by the acquisition method, with the results of Holigen included in the Company’s results of operation from the date of acquisition. The purchase of Holigen was determined as being a business combination in accordance with the requirements of IFRS 3 - Business Combinations, due to the fact that the Company acquired control over Holigen on the acquisition date through the purchase of 100% of its voting securities and consequent transfer of the purchase consideration (set out in the table above) to the sellers of the Holigen, namely the Flowr Corporation.

The Company incurred acquisition-related costs of approximately $250,000 relating to external legal fees, due diligence costs and valuation services. These costs have been included in consulting and professional fees expenses in the consolidated statements of loss or comprehensive loss for the year ended December 31, 2022.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Business Combination (continued)

The following table summarizes the fair value of the identifiable assets and liabilities as at the date of acquisition:

Cash	$233,407
Accounts receivable	605,579
Biological assets	200,457
Inventory	904,006
Prepayments	179,597
Intangible assets	24,665,772
Property, plant and equipment, net	12,936,374
Trade and other payables	(3,775,599)
Loans and borrowing	(4,058,030)
Net assets acquired	$31,891,563

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

During the year ended December 31, 2023, the acquired business contributed $1,736,369 (2022 – $1,933,202) in revenue and a net loss of $11,271,243 (2022 – $966,429).

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

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

5.	Loss of Control of Bophelo Bio Science and Wellness (Pty) Ltd. (continued)

Set out below is the financial performance and cash flow information for the year ended December 31, 2022 related to the discontinued operation:

Year ended December 31,	2022
Revenue	$31,123
Operating expenses	(1,244,691)
Other expenses	(123,033)
(1,336,601)
Loss on loss of control of subsidiary	(2,085,624)
Loss on discontinued operations	$(3,422,225)

Exchange differences on translation of discontinued operations	$(450,040)
Other comprehensive income from discontinued operations	$(450,040)

Cash flows provided by operating activities	$1,060,350
Cash flows used in investing activities	(1,003,529)
Cash flows used in financing activities	(95,696)
Effects of exchange rate changes on cash and cash equivalents	18,909
Net change in cash used in the subsidiary	$(19,966)

Carrying amount of net assets immediately prior to loss of control of subsidiary	$2,375,840
Reclassification of foreign currency translation reserve	(290,216)
Loss on loss of control of subsidiary	$2,085,624

As at December 31, 2022, the carrying amounts of assets and liabilities of Bophelo Bio Science and Wellness (Pty) Ltd were as follows:

Cash	$739,947
Accounts receivable	21,854
Prepayments	578,070
Property, plant and equipment	1,887,435
Right-of-use assets	1,745,205
Intangible assets	210,402
Total assets	$5,182,913

Trade and other payables	115,120
Lease liability	2,375,590
Long-term debt	316,363
Total liabilities	$2,807,073

Net assets	$2,375,840

6.	Trade and Other Receivables

	December 31,	December 31,
	2023	2022
Trade accounts receivable	$155,785	$720,085
Sales taxes receivable	39,111	91,416
Other receivables	89,617	424,118
	$284,513	$1,235,619

As at December 31, 2023, there were four customers (2022 – one customer) with an amount greater than 10% of the Company’s trade accounts receivable which represented 81% of the balance (2022 – 85%). During the year ended December 31, 2022, the Company recorded a bad debt expense of $332,715, within general and administrative expenses, as the amounts were not collectible from the customer. The Company did not recognize any bad debt expense during the year ended December 31, 2023.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

7.	Inventory

The Company’s inventory as of December 31, 2023 included consumer packaging inventory and dried cannabis flower finished product at RPK in Portugal with a total carrying amount of $1,286,894 (2022 – $1,057,240). During the year ended December 31, 2023, inventories with a cost of $1,544,169 were recorded as cost of sales (2022 – $566,252).

During the year ended December 31, 2023, the Company assessed the fair value of its biological assets and inventory and recognized a total of $140,088 (2022 – gain of $1,216,129) as a loss on change in fair value of biological assets and inventory in the consolidated statements of loss and comprehensive loss.

Biological assets

Set out below is a reconciliation of the Company’s biological assets as at December 31, 2023 and 2022:

For the years ended December 31,	2023	2022
Balance, beginning of the year	$809,180	$–
Acquisition (note 4)	–	200,457
Gain (loss) on change in fair value of biological assets	(822,942)	580,411
Movement in exchange rate	13,762	28,312
Balance, end of the year	$–	$809,180

At December 31, 2023, there are no cannabis plants in the ground and only the mother plants remained. Hence, there are no biological assets recognized during the year ended December 31, 2023.

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

Set out below is a reconciliation of the movement of the Company’s investment during the years ended December 31, 2023 and 2022:

Balance, December 31, 2021	$–
Purchase of investment	801,160
Change in fair value	(516,281)
Movement in exchange rate	(21,188)
Balance, December 31, 2022	263,691
Change in fair value	(264,655)
Movement in exchange rate	964
Balance, December 31, 2023 (*)	$–

(*)	Reflects closing price of CDN$0.000 on December 31, 2023.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Property, Plant and Equipment

Cost	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Capital work- in-progress	Total
Balance, December 31, 2021	$–	$590,011	$1,089,694	$47,623	$10,124	$4,695	$464,253	$2,206,400
Acquisitions (note 4)	872,336	11,817,462	–	89,513	32,703	124,360	–	12,936,374
Additions	–	108,933	66,110	10,489	13,348	3,435	108,631	310,946
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd.	–	(663,404)	(1,088,572)	(54,767)	(14,851)	(5,436)	(437,117)	(2,264,147)
Foreign exchange movements	12,901	282,219	(67,232)	(603)	1,115	2,181	(135,767)	94,814
Balance, December 31, 2022	885,237	12,135,221	–	92,255	42,439	129,235	–	13,284,387
Additions	434,344	–	1,502	–	412	37	–	436,295
Disposal	–	(93,002)	–	(57,668)	–	–	–	(150,670)
Foreign exchange movements	35,756	459,804	36	(1,871)	6,011	5,684	–	505,420
Balance, December 31, 2023	$1,355,337	$12,502,023	$1,538	$32,716	$48,862	$134,956	$–	$14,075,432

Accumulated depreciation	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Capital work- in-progress	Total
Balance, December 31, 2021	$–	$174,854	$108,623	$23,505	$1,206	$464	$–	$308,652
Depreciation	–	972,872	–	27,883	22,942	13,490	–	1,037,187
Depreciation – Bophelo	–	32,549	49,538	6,577	20,832	463	–	109,959
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd.	–	(195,441)	(149,161)	(28,357)	(2,877)	(876)	–	(376,712)
Foreign exchange movements	–	68,415	(9,000)	911	(15,759)	1,230	–	45,797
Balance, December 31, 2022	–	1,053,249	–	30,519	26,344	14,771	–	1,124,883
Depreciation	–	1,541,644	300	29,928	12,757	21,330	–	1,605,959
Disposal	–	(14,771)	–	(36,316)	–	–	–	(51,087)
Foreign exchange movements	–	143,044	8	(2,767)	5,660	2,469	–	148,414
Balance, December 31, 2023	$–	$2,723,166	$308	$21,364	$44,761	$38,570	$–	$2,828,169

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Property, Plant and Equipment (continued)

Impairment	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Capital work- in-progress	Total
Balance, December 31, 2022 and 2021	$–	$–	$–	$–	$–	$–	$–	$–
Impairment	737,994	7,902,730	–	9,174	1,135	76,998	–	8,728,031
Balance, December 31, 2023	$737,994	$7,902,730	$–	$9,174	$1,135	$76,998	$–	$8,728,031

Net book value	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Capital work- in-progress	Total
Balance, December 31, 2022	$885,237	$11,081,972	$–	$61,736	$16,095	$114,464	$–	$12,159,504
Balance, December 31, 2023	$617,343	$1,876,127	$1,230	$2,178	$2,966	$19,388	$–	$2,519,232

During the year ended December 31, 2022, the Company derecognized property, plant and equipment with a net book value of $1,887,435 in connection with the loss of control of Bophelo Bio Science and Wellness (Pty) Ltd. During the year ended December 31, 2021, the Company’s capital work in progress related to the ongoing civil, gravelling, storm drainage work on site, as well as the construction of hoop houses and a Cravo A-Frame style greenhouse for future medical cannabis cultivation in Bophelo, Lesotho, was derecognized at December 31, 2022 as a result of the loss of control of Bophelo Bio Science and Wellness (Pty) Ltd (note 5).

During the year ended December 31, 2023, the Company recorded depreciation of its property, plant and equipment of $1,605,959 (2022 – $1,147,146) of which $nil (2022 – $109,959) was related to the operations of Bophelo Bio Science and Wellness (Pty) Ltd was recorded within discontinued operations.

During the year ended December 31, 2023, the Company sold some of its equipment held in Portugal and recognized a loss on disposal of $4,495 in the consolidated statements of loss and comprehensive loss.

Pursuant to the Company’s upcoming sale of RPK (note 23), its Portuguese subsidiary, the Company impaired a portion of its property, plant and equipment and recognized an impairment loss of $8,728,031 in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2023.

1900 Ferne Road, Gabriola Island, British Columbia

On September 19, 2023, and as amended on September 22, 2023, the Company entered into an option agreement with 1107385 B.C. Ltd (“1107385”) to purchase farming land property and related operations and licenses from 1107385. To acquire the property, the Company must pay the following:

A.	The Company will issue a non-refundable payment equal to $1,800,000 and if paid in common shares of the Company will be based on formula to calculate the per share price as set forth in the agreement. The payment will be broken up into following:

●	the First Option Payment, upon signing (issued 879,895 with a fair value of $431,149) (note 15)

●	the Second Option Payment, 15 days after signing (paid $600,000 subsequently) (note 23)

●	the Third Option Payment, 30 days after signing (paid $600,000 subsequently) (note 23)

This buys the Company the right to develop the property for two years. The Company plans during this time period to develop Tetrahydrocannabinol (THC) and CBD facilities at this site.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Property, Plant and Equipment (continued)

B.	Additional payments will be made based upon milestones achieved from the development. Further payment milestones include:

●	Upon approval or a license for THC cultivation on the property from the applicable regulatory authority, $500,000 will be paid to the Owner.

●	Upon sale of THC product cultivated from the property, $500,000 will be paid

●	Upon Hemp cultivation approval from the application regulatory authority, $750,000 will be paid

●	Upon CBD cultivation approval from the application regulatory authority, $750,000 will be paid

10.	Right-of-use Assets

On August 1, 2022, the Company entered into a lease agreement for an office space with a monthly lease payment of $20,000 over a period of two years. The right-of-use assets recognized was measured at an amount equal to the recognized lease liabilities (note 13).

The details of the right-of-use assets recognized as at December 31, 2023 are as follows:

	Land lease	Office lease	Total
Balance, December 31, 2021	$1,908,877	$–	$1,908,877
Additions	–	432,335	432,335
Amortization	–	(88,764)	(88,764)
Amortization – Bophelo	(55,041)	–	(55,041)
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd.	(1,745,205)	–	(1,745,205)
Movement in exchange rates	(108,631)	(19,501)	(128,132)
Balance, December 31, 2022	–	324,070	324,070
Amortization	–	(205,424)	(205,424)
Movement in exchange rates	–	3,336	3,336
Balance, December 31, 2023	$–	$121,982	$121,982

During the year ended December 31, 2023, the Company recorded amortization on its right-of-use assets of $205,424 (2022 – $143,805) of which $nil (2022 – $55,041) was related to discontinued operations.

At December 31, 2022, the Company derecognized right-of-use assets with a net book value of $1,745,205 in connection with the loss of control of Bophelo Bio & Wellness (Pty) Ltd (note 5).

11.	Intangible Assets

Cost:	Software	Licences	Total
Balance, December 31, 2021	$–	$389,456	$389,456
Acquisitions (note 4)	17,548	24,648,224	24,665,772
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd.	–	(350,670)	(350,670)
Movement in exchange rates	633	(23,521)	(22,888)
Balance, December 31, 2022	18,181	24,663,489	24,681,670
Movement in exchange rates	1,373	809	2,182
Balance, December 31, 2023	$19,554	$24,664,298	$24,683,852

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

11.	Intangible Assets (continued)

Accumulated amortization:	Software	Licences	Total
Balance, December 31, 2021	$–	$130,354	$130,354
Amortization	7,550	2,464,822	2,472,372
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd.	–	(140,268)	(140,268)
Movement in exchange rates	704	9,914	10,618
Balance, December 31, 2022	8,254	2,464,822	2,473,076
Amortization	7,525	2,464,823	2,472,348
Movement in exchange rates	1,213	–	1,213
Balance, December 31, 2023	$16,992	$4,929,645	$4,946,637

Impairment:	Software	Licences	Total
Balance, December 31, 2022 and 2021	$–	$–	$–
Impairment	2,070	15,935,463	15,937,533
Balance, December 31, 2023	$2,070	$15,935,463	$15,937,533

Net book value	Software	Licences	Total
Balance, December 31, 2022	$9,927	$22,198,667	$22,208,594
Balance, December 31, 2023	$492	$3,799,190	$3,799,682

The Company’s intangible assets consists of computer software program with a carrying value of $492 (2022 – $9,927), and licenses consisting of a cannabis distribution license with a carrying value of $16,073 at December 31, 2023 (2022 – $15,264) and a cannabis API manufacturing and GMP license with a carrying value of $3,783,117 (2022 – $22,183,403). During the year ended December 31, 2022, the Company derecognized a cannabis operator’s license with a net book value of $210,402 in connection with the loss of control of Bophelo Bio Science and Wellness (Pty) Ltd. (note 4). The Company considered indicators of impairment at December 31, 2023 and 2022.

Pursuant to the Company’s upcoming sale of RPK (note 23), its Portuguese subsidiary, the Company impaired a portion of its intangible assets and recognized an impairment loss of $15,937,533 in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2023.

At December 31, 2023, the remaining useful life of the Company’s finite life intangible assets is approximately 1.5 years. The Company’s cannabis distribution license has been classified as an indefinite-life intangible asset as the Company expects to maintain this asset and the end point of the useful life of such asset cannot be determined. The Company evaluates the assumption of the indefinite life of the cannabis distribution license at least annually.

12.	Loan Receivable

	December 31,	December 31,
	2023	2022
Loan to Cellen Life Sciences Limited	$509,212	$483,588
Loan to an arm’s length party	84,020	–
	$593,232	$483,588

Included in the loan receivable at December 31, 2023 is an amount of $509,212 (£400,000) (2022 – $483,588 (£400,000)) owed by Cellen Life Sciences Limited to the Company pursuant to a Bridge Loan Arrangement entered into in December 2021.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

12.	Loan Receivable (continued)

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

During the year ended December 31, 2023, the Company loaned an amount of $84,020 (£66,000) to an arm’s length party. This loan is non-interest bearing, unsecured and has no specific terms of repayment.

13.	Lease Liability

	Maturity	Incremental borrowing rate	December 31, 2023	December 31, 2022
Current	2023	10.25%	$135,337	$214,058
Non-current	2024	10.25%	–	116,763
			$135,337	$330,821

On August 1, 2022, the Company entered into a lease agreement for an office space with a monthly lease payment of $20,000 over a period of two years. Under IFRS 16, the Company recognizes lease liabilities measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate.

The details of the lease liability recognized as at December 31, 2023 are as follows:

Cost:	Land Lease	Office Lease	Total
Balance, December 31, 2021	$2,418,706	$–	$2,418,706
Present value of lease payments	–	432,335	432,335
Accrued interest	103,816	17,059	120,875
Cash payments	–	(80,000)	(80,000)
Accounts payable	–	(20,000)	(20,000)
Impact of loss of control of Bophelo Bio Science & Wellness (Pty) Ltd. (note 5)	(2,375,590)	–	(2,375,590)
Movement in exchange rates	(146,932)	(18,573)	(165,505)
Balance, December 31, 2022	–	330,821	330,821
Accrued interest	–	25,942	25,942
Cash payments	–	(60,000)	(60,000)
Accounts payable	–	(180,000)	(180,000)
Movement in exchange rates	–	18,574	18,574
Balance, December 31, 2023	$–	$135,337	$135,337

During the year ended December 31, 2022, the Company derecognized the lease liability with a net book value of $2,375,590 in connection with the loss of control of Bophelo Bio & Wellness (Pty) Ltd.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

13.	Lease Liability (continued)

The Company has committed to the following undiscounted minimum lease payments remaining as at December 31, 2023:

Year ended December 31:
2023	$–
2024	140,000
$140,000

14.	Loans and Borrowings

(a)	Louisa Mojela loans:

The loans described below have been granted to the Company to fulfill its capital and operational requirements. The terms of the loans are described below:

(i)	Short-term loan #1

This is a short-term loan facility of approximately $135,226 in capital value lent to assist the Company in funding working capital deficits. This loan was unsecured, repayable within 30 days of receiving the payment and carried interest at the rate linked to the prime lending rate in the Republic of South Africa. The capital balance of this loan was repaid in full before the end of the financial year December 31, 2020. As at December 31, 2021, the unpaid interest balance on this loan was $9,068. During the year ended December 31, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (note 5). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on December 31, 2022 and wrote down this payable to $nil (note 5).

(ii)	Short-term loan #2

This is a short-term loan facility of approximately $190,444 in capital value lent to assist the Company in funding its day-to-day operating costs. This loan does not have a fixed repayment date, is unsecured and is interest free. As at December 31, 2021, the balance remaining was $174,840. During the year ended December 31, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (note 5). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on December 31, 2022 and wrote down this payable to $nil (note 5).

(iii)	Short-term loan #3

During the year ended December 31, 2021, the Company received short term loan facility of approximately $258,900 (L 4,000,000) to assist the Company in funding its day-to-day operating costs. This loan does not have a fixed repayment date, is unsecured and is interest free. As at December 31, 2021, the balance remaining was $248,293. During the year ended December 31, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (note 5). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on December 31, 2022 and wrote down this payable to $nil (note 5).

(b)	Bank loans:

The loans below have been granted to Holigen Ltd. and its subsidiaries in order to fund their capital and operational needs on site.

(i)	Short term loans

As at December 31, 2023, the balance of the loans from Caixa was $875,016 (2022 – $772,955) which consisted of loans for the purpose of building construction and purchase of equipment. The repayment date on these loans are February 22, 2026 and June 5, 2026 respectively. These loans are charged with interest at the rate of 3% and are secured by mortgage of building and equipment.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

14.	Loans and Borrowings (continued)

(b)	Bank loans: (continued)

(ii)	Long term loans

As at December 31, 2023, the balance of the loans from Caixa was $2,497,155 (2022 – $2,632,103) which consisted of loans for the purpose of building construction and purchase of equipment. The repayment date on these loans are February 22, 2026 and June 5, 2026 respectively. These loans are charged with interest at the rate of 3% and are secured by mortgage of building and equipment.

As at December 31, 2023, the loans balance including accrued interest, which is recorded within accounts payable, was $3,439,527 (2022 – $3,414,582).

(c)	Other loans:

(i)	During the year ended December 31, 2022, the Company received a loan of £25,000 ($30,224) from a related party (note 16). The loan is unsecured and bears interest of £200 per week. The loan has matured on January 31, 2023 and is due on demand. Any unpaid amount is charged with late fees of £200 for each week the payment is late.

On January 17, 2023, the Company received an additional loan of €45,000 ($48,666) from the same related party. The loan is unsecured and bears interest of 0.75% per day, compounding daily. The loan has matured on February 1, 2023 and is due on demand. Any unpaid amount is charged with late fees of 1% compounding interest for each day the payment is late. During the year ended December 31, 2023, the lender has willingly forgone any interest arising from this loan.

During the year ended December 31, 2023, the Company recorded interest expense of $14,638 (2022 – $nil) from these loans. As at December 31, 2023, the loans balance including accrued interest was $96,475 (2022 – $30,224).

(ii)	On April 26, 2023, the Company received loan of €500,000 ($551,399) from an arm’s length party. The loan is not interest bearing, provided that if the loan is not repaid within 90 days from the date of the loan agreement (“Maturity Date”), the loan will be subject to an interest rate of 4% per annum, commencing from the Maturity Date. The loan was fully repaid on May 17, 2023.

(iii)	During the year ended December 31, 2023, the Company received a total loan of $67,000 ($49,192) from a company controlled by a director of the Company (note 16). The loans bear interest of 18% per annum, unsecured and payable within 12 months. The Company recorded interest expense of $2,436 (2022 – $nil) from these loans during the year ended December 31, 2023. As at December 31, 2023, the loans balance including accrued interest was $53,021 (2022 – $nil).

(iv)	During the year ended December 31, 2023, the Company received loans of $105,000 ($77,450) from an arm’s length parties. The loans bear interest of 18% per annum, unsecured and payable within 12 months. The Company recorded interest expense of $4,047 (2022 – $nil) from these loans during the year ended December 31, 2023. As at December 31, 2023, the loans balance including accrued interest was $83,325 (2022 – $nil).

(v)	During the year ended December 31, 2023, the Company received loans of $86,880 ($65,507) from an arm’s length parties. The loans bear interest of 7% per annum, unsecured and payable within 12 months. The Company recorded interest expense of $138 (2022 – $nil) from these loans during the year ended December 31, 2023. As at December 31, 2023, the loans balance including accrued interest was $65,820 (2022 – $nil).

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital

(a)	Authorized

The Company has authorized share capital of an unlimited number of common shares with no par value.

On March 9, 2023, the Company implemented a 1-for-10 reverse stock split on its ordinary shares.

(b)	Shares issued and outstanding

Cost:	Number of shares	Capital
Balance, December 31, 2021	2,223,131	$7,255,695
Issuance of shares to ASDT	86,996	2,124,615
Issuance of shares from private placement	16,200	278,481
Issuance of shares upon conversion of note	164,574	6,559,000
Issuance of shares from IPO	400,000	14,654,593
Issuance of shares in Holigen acquisition (note 4)	190,000	16,131,000
Loss of control of Bophelo Bio	–	(156)
Fair value of RSUs issued at $9.70 per share	112,456	1,090,832
Fair value of RSUs issued at $8.29 per share	67,567	560,135
Fair value of RSUs issued at $7.10 per share	60,810	431,757
Fair value of RSUs issued at $2.57 per share	82,000	210,740
Fair value of RSUs issued at $2.30 per share	60,000	138,000
Balance, December 31, 2022	3,463,734	49,434,692
Fair value of RSUs issued at $1.84 per share	421,052	774,736
Fair value of RSUs issued at $1.11 per share	161,295	179,037
Fair value of RSUs issued at $0.61 per share	140,746	86,137
Cancelled shares	(20,620)	(200,014)
Issuance of shares upon conversion of note	582,193	314,384
Issuance of shares pursuant to the first option payment to acquire a certain land property (note 9)	879,895	431,149
Balance, December 31, 2023	5,628,295	$51,020,121

During the year ended December 31, 2023, the Company had the following share capital transactions:

(i)	On January 26, 2023, the Company issued 421,052 common shares at a fair value of $774,736 on the RSUs granted in accordance with the Company’s ESOP.

(ii)	On May 2, 2023, the Company issued 637,254 common shares at a fair value of $707,352 on the RSUs granted in accordance with the Company’s ESOP, of which 475,959 of these common shares with a fair value of $528,315 were cancelled and returned on June 30, 2023 and recorded on accounts payable.

(iii)	On June 6, 2023, the Company cancelled 20,620 common shares at a fair value of $200,014 that were issued in August 2022.

(iv)	On July 26, 2023, the Company issued 140,746 common shares at a fair value of $86,137 in replacement to the cancelled shares issued to a consultant of the Company on June 30, 2023.

(v)	On August 14, 2023, the Company issued 582,193 common shares at a fair value of $314,384 to Halo Collective Inc. (“Halo”) to settle the principal amount of $328,000 plus accrued interest and overdue fees of $32,960 pursuant to the Note Conversion Agreement entered with Halo Collective Inc. in July 2023, which totaled $360,960 at the time of conversion.

(vi)	On October 11, 2023, the Company issued 879,895 common shares at a fair value of $431,149 pursuant to the terms of the option agreement in relation to the purchase farming land properties (note 9).

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital (continued)

(b)	Shares issued and outstanding (continued)

During the year ended December 31, 2022, the Company had the following share capital transactions:

(i)	On March 14, 2022, the Company issued 86,996 common shares to the Akanda Bokamoso Empowerment Trust at a deemed value of $25.00 per common share, the per share value of the concurrent private placement (see (ii) below). The Company recorded an expense of $2,124,615 within general and administrative expenditures reflecting the cost of the shares issued at nil proceeds. The share based payment to the Akanda Bokamoso Empowerment Trust is a social development initiative of the Company and its beneficiaries are the employees of subsidiaries within the group.

(ii)	On March 14, 2022, the Company completed a private placement, issuing 16,200 common shares upon gross receipts of $405,000 net of issuance costs of $126,519.

(iii)	On March 15, 2022, the Company issued 164,574 common shares to Halo at a price of $40 each to settle the principal amount of $6,559,294 plus accrued interest $23,686 owing to Halo in terms of a convertible debenture agreement, which totaled $6,582,980 at the time of conversion. The conversion of the debt owing was triggered by the Initial Public Offering in terms of the convertible debenture agreement.

(iv)	On March 15, 2022, the Company issued 400,000 common shares to IPO investors in exchange for gross proceeds of $16,000,000 and net proceeds of $14,682,089 after deducting underwriter commissions and allowable expenses.

(v)	On April 29, 2022, the Company issued 190,000 common shares at a fair value of $84.90 per share as part of the consideration in the acquisition of Holigen (note 4).

(vi)	On August 4, 2022, the Company issued 91,836 common shares at a fair value of $890,818 on the 112,456 RSUs granted on July 29, 2022.

(vii)	On August 11, 2022, the Company issued 20,620 common shares at a fair value of $200,014 on the 112,456 RSUs granted on July 29, 2022.

(viii)	On August 25, 2022, the Company issued 67,567 common shares at a fair value of $560,135 on the 67,567 RSUs granted on August 18, 2022.

(ix)	On September 8, 2022, the Company issued 60,810 common shares at a fair value of $431,757 on the 60,810 RSUs granted on September 6, 2022.

(x)	On October 28, 2022, the Company issued 82,000 common shares at a fair value of $210,740 on the 82,000 RSUs granted on October 28, 2022.

(xi)	On November 22, 2022, the Company issued 60,000 common shares at a fair value of $138,000 on the 60,000 RSUs granted on November 21, 2022.

(c)	Loss per share

The weighted average number of common shares outstanding for basic and diluted loss per share for the year ended December 31, 2023 was 4,505,263 (2022 – 2,993,009). The Company did not have any potential dilution during the years ended December 31, 2023 and 2022.

(d)	Restricted stock units

In order to incentivize senior executive management and key staff, the Company makes use of equity incentives awarded pursuant to the Employee Share Ownership Plan (“ESOP”). In terms of the ESOP, the Company may award up to 20% of the Company’s issued share capital (at any point in time) in qualifying ESOP incentives.

On April 22, 2022, the Company granted 248,053 restricted stock units (“RSUs”) to former directors, officers, and employees of the Company, of which service cost of $561,285 was included in general and administrative expenses during the year ended December 31, 2022. Each of the RSUs vest monthly over 36 months beginning April 22, 2022. All of these RSUs were forfeited and wrote-off during the year ended December 31, 2023.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital (continued)

(d)	Restricted stock units (continued)

On July 29, 2022, the Company granted 112,456 restricted stock units (“RSUs”) at a market price of $9.70 to consultants and directors of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $1,090,832. 112,456 of the granted RSUs were exercised during the year ended December 31, 2022.

On August 11, 2022, the Company granted 20,620 restricted stock units (“RSUs”) at a market price of $10.30 to directors of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest three days following the release of Q2 2022 financials. The fair value of the granted RSUs was estimated to be $212,386. All of these RSUs were forfeited and wrote-off during the year ended December 31, 2023.

On August 18, 2022, the Company granted 67,567 restricted stock units (“RSUs”) at a market price of $8.29 to consultants of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $560,135. 67,567 of the granted RSUs were exercised during the year ended December 31, 2022.

On September 6, 2022, the Company granted 60,810 restricted stock units (“RSUs”) at a market price of $7.10 to a consultant of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $431,757. 60,810 of the granted RSUs were exercised during the year ended December 31, 2022.

On September 21, 2022, the Company granted 98,896 restricted stock units (“RSUs”) in reserve at a market price of $6.05 to former directors, officers, and consultants of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $598,321. All of these RSUs in reserve were forfeited and wrote-off during the year ended December 31, 2023.

On September 22, 2022, the Company granted 30,000 restricted stock units (“RSUs”) in reserve at a market price of $5.60 to a former officer of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $168,000. All of these RSUs in reserve were forfeited and wrote-off during the year ended December 31, 2023.

On October 28, 2022, the Company granted 82,000 restricted stock units (“RSUs”) at a market price of $2.57 to former directors and officers of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $210,740. 82,000 of the granted RSUs were exercised during the year ended December 31, 2022.

On November 21, 2022, the Company granted 60,000 restricted stock units (“RSUs”) at a market price of $2.30 to a consultant of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $138,000. 60,000 of the granted RSUs were exercised during the year ended December 31, 2022.

On January 24, 2023, the Company granted 421,052 restricted stock units (“RSUs”) at a market price of $1.84 to consultants of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $774,736. 421,052 of the granted RSUs were exercised during the year ended December 31, 2023.

On May 2, 2023, the Company granted 637,254 restricted stock units (“RSUs”) at a market price of $1.11 to a consultant of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. 637,254 of the granted RSUs were initially exercised however 475,959 RSUs were cancelled due to RSU room restrictions. The fair value of the remaining granted RSUs was estimated to be $179,037.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital (continued)

(d)	Restricted stock units (continued)

On July 26, 2023, the Company granted 140,746 restricted stock units (“RSUs”) at a market price of $0.61 to a consultant of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $86,137. 140,746 of the granted RSUs were exercised during the year ended December 31, 2023.

A summary of the Company’s outstanding RSUs as at December 31, 2023 are as follows:

Number of RSUs
Balance, December 31, 2021	–
Granted	780,400
Exercised	(382,835)
Balance, December 31, 2022	397,565
Granted	1,199,052
Exercised	(723,093)
Forfeited/Cancelled	(873,524)
Balance, December 31, 2023	–

During the year ended December 31, 2023, the Company recorded $1,249,986 (2022 – $2,431,464) of expenses related to the RSUs as consulting fees.

16.	Related Party Transactions

Secured convertible debenture

On November 3, 2021 (the “Issuance Date”), the Company entered into an agreement with Halo in which the Company issued Halo a secured convertible debenture with an initial value of $6,559,294. The notes were convertible into common shares of the Company’s capital receiving the number of shares, at its current market price, required to satisfy the principal and interest payable. The obligation to convert the note within six months of the Issuance Date is triggered by (a) an initial public offering by the Company on a stock exchange; (b) an amalgamation, arrangement, merger, reverse takeover, reorganization or similar event; (c) a sale or conveyance of all or substantially all of the property and assets of the Company to any arm’s length third party for consideration consisting of free trading securities and the subsequent distribution of all of such consideration to all of the holders of common shares, on a pro rata basis; (d) the sale or exchange of all or substantially all of shares of the Borrower for free trading securities. The debt bears interest at one percent per annum, matures on November 3, 2022 and is secured by all of the assets of the Company other than the interests in the securities of Bophelo Bio Science and Wellness (Pty) Ltd. and ranks ahead of all other debt issued by the Company. On March 15, 2022, upon completion of the Company’s initial public offering, the Company issued 164,574 common shares to Halo Collective, Inc. (“Halo”) at a price of $40 each to settle the principal amount of $6,559,294 plus accrued interest $23,686 owing to Halo in terms of a convertible debenture agreement, which totaled $6,582,980 at the time of conversion (see note 15(b)(iii)).

Unsecured debenture

On January 26, 2023, the Company issued a promissory note to Halo for a principal amount of $328,000 (the “Halo Note”). The Halo Note bears an interest rate of 7% per annum and has matured on June 25, 2023. If the amount payable is due, whether at stated maturity, by acceleration or otherwise, the overdue amount shall bear and accrue an interest rate of 1.25%. On July 25, 2023, the Company and Halo entered into a Note Conversion Agreement to convert and settle $360,960 of the total remaining outstanding balance, including accrued interest, under the Halo Note into 582,193 common shares of the Company at $0.62 per share (note 15).

During the year ended December 31, 2023, the Company received additional loans from Halo in the aggregate principal amount of $1,192,953. These loans are unsecured and bears the same interest rate of 7% per annum and have no specific terms of repayment. As of December 31, 2023, the outstanding balance, including accrued interest and other payables owing to Halo was $1,420,963.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

16.	Related Party Transactions (continued)

Transactions with Key Management Personnel

The Company has identified its Board of Directors, Executive Chairman, Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”), Chief Financial Officer (“CFO”) and its President as its key management personnel who have the authority and responsibility for planning, directing and controlling the Company’s main activities.

For the years ended December 31,	2023	2022
Key Management Remuneration	$522,669	$3,572,602
Stock-based compensation	–	898,640
	$522,669	$4,471,242

The Key Management remuneration is included in Professional and Consulting fees and Personnel Expenses in the Statement of Operations.

As of December 31, 2023, the Company has balances payable to related parties of $2,255,522 (2022 – $679,617) as below:

a.	Included within accounts payable and accrued liabilities at December 31, 2023 is remuneration payable to key management totaling $889,367 (2022 – $679,617), which includes amounts owing to the following current and former directors and officers of the Company:

●	current directors and officers:

i.	$99,051 owing to J Dhaliwal (2022 – $nil);

ii.	$81,384 owing to K Field (2022 – $nil);

iii.	$81,384 owing to H Singh (2022 – $nil);

iv.	$81,384 owing to D Jenkins (2022 – $nil); and

v.	$375,445 owing to K. Sidhu (2022 – $nil).

●	former directors and officers:

i.	$85,733 owing to T Scott (2022 – $507,326);

ii.	$28,196 owing to Y. Liang (2022 – $nil)

iii.	$nil owing to T Virk (2022 – $15,092);

iv.	$nil owing to T Flow (2022 – $49,617);

v.	$nil owing to Dr. Akkar-Schenkl (2022 – $17,223);

vi.	$nil owing to L Mojela (2022 – $15,092);

vii.	$8,417 owing to P Van den Berg (2022 – $16,344);

viii.	$15,418 owing to C Kié (2022 – $22,335);

ix.	$8,333 owing to G Jones (2022 – $10,379);

x.	$10,039 owing to P Freyre (2022 – $7,619);

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

16.	Related Party Transactions (continued)

xi.	$8,333 owing to G Dingaan (2022 – $10,379); and

xii.	$6,250 owing to B Baker (2022 – $8,211).

b.	The sole director and officer of RPK, Kiranjit Sidhu is also the owner of Catalyst Capital LLC (“Catalyst”).

i.	On November 14, 2022, the Company received a loan of £25,000 ($30,224) from Catalyst. The loan is unsecured and bears interest of £200 per week. The loan has matured on January 31, 2023 and is due on demand. Any unpaid amount is charged with late fees of £200 for each week the payment is late. As of December 31, 2023, the loan balance including accrued interest of $46,811 (2022 – $30,224) remains outstanding.

ii.	On January 17, 2023, the Company received an additional loan of €45,000 ($48,666) from Catalyst. The loan is unsecured and bears interest of 0.75% per day, compounding daily. The loan has matured on February 1, 2023 and is due on demand. Any unpaid amount is charged with late fees of 1% compounding interest for each day the payment is late. During the year ended December 31, 2023, the lender has willingly forgone any interest arising from this loan. As of December 31, 2023, the loan balance of $49,664 (2022 – $nil) remains outstanding.

iii.	On January 23, 2023, the Company entered into an independent contractor agreement with Mr. Sidhu, pursuant to which, he agreed to provide services regarding the business operations, business development and strategic matters to the Company for $550,000. The payment for the services was settled by the issuance of 289,473 RSU converted to 289,473 common shares of the Company to Mr. Sidhu in January 2023.

iv.	On February 5, 2023, the Company entered into another independent contractor agreement with Mr. Sidhu, pursuant to which, he agreed to provide services regarding the business operations, business development, legal and strategic matters to the Company for $650,000. The payment for the services was partially settled by the issuance of 161,295 RSUs converted to 161,295 common shares in May 2023 and 140,746 RSUs converted to 140,746 common shares in July 2023. As of December 31, 2023, the balance of the payment is $350,395, and is recorded under due to related parties’ account.

c.	The Company has the following loans outstanding to 1248787 B.C. Ltd. (“1248787”), a company controlled by Jatinder Dhaliwal, a director of the Akanda:

i.	On August 18, 2023, the Company received a loan of C$24,000 ($17,714) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. As of December 31, 2023, the loan balance including accrued interest of $19,306 (2022 – $nil) remains outstanding.

ii.	On September 27, 2023, the Company received a loan of C$3,000 ($2,219) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. As of December 31, 2023, the loan balance including accrued interest of $2,369 (2022 – $nil) remains outstanding.

iii.	On October 13, 2023, the Company received a loan of C$40,000 ($29,258) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. As of December 31, 2023, the loan balance including accrued interest of $31,346 (2022 – $nil) remains outstanding.

d.	The Company has the following loans transactions with Halo, a company controlled by Katharyn Field, the executive director and interim CEO of the Akanda:

On January 26, 2023, the Company issued a promissory note to Halo for a principal amount of $328,000. The note bears an interest rate of 7% per annum and matured on June 25, 2023. During the year ended December 31, 2023, the Company entered into a note conversion agreement and settled this loan through the issuance of 582,193 common shares (note 15).

During the year ended December 31, 2023, the Company received additional loans from Halo in the aggregate principal amount of $1,192,953. These loans are unsecured and bears the same interest rate of 7% per annum and have no specific terms of repayment. As of December 31, 2023, the outstanding balance, including accrued interest of $54,808 recorded under loans account and other payables owing to Halo, of $1,420,963 remains outstanding.

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

17.	Income Taxes

The components of income tax expense (benefit) are as follows:

Years ended December 31,	2023	2022
Current:	$–	$–
Kingdom of Lesotho	–	–
Republic of Malta	–	–
United Kingdom	–	–
	$–	$–

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

Deferred tax assets and liabilities have not been recognized for the following:

Years ended December 31,	2023	2022
Net loss before income taxes:	$(32,275,070)	$(11,657,674)
Statutory income tax rate	26.50%	26.50%

Income tax benefit	(8,552,894)	(3,089,284)
Non-deductible items	7,671,563	1,664,757
Non-taxable items	(759,559)	(3,420,469)
Foreign rate differential	1,630,735	(323,877)
Unrecognized loss carryforwards	10,155	5,168,873
	$–	$–

The Company has reconciled to the average statutory tax rate of the Kingdom of Lesotho (10%), the Republic of Malta (35%), the United Kingdom (25%), and the Republic of Portugal (21%).

Deferred tax assets

At December 31,	2023	2022
Net operating loss before carryforwards	$–	$–
Unrecognized loss carryforwards	$–	$–

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

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

18.	Financial Instruments (continued)

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

The following is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments as at December 31, 2023 and 2022:

		December 31, 2023		December 31, 2022
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Financial assets measured at amortised cost:
Cash and cash held in trust	1	93,875	93,875	255,803	255,803
Marketable securities	1	–	–	263,691	263,691
Trade and other receivables	2	284,513	284,513	1,235,619	1,235,619
Loan receivable	2	593,232	593,232	483,588	483,588

Financial liabilities
Financial liabilities measure at amortised cost:
Trade and other payables	2	6,014,572	6,014,572	7,139,817	7,139,817
Loans and borrowings	2	3,863,454	3,863,454	3,568,896	3,568,896
Holdback payable	2	400,000	400,000	377,465	377,465
Lease liabilities	2	135,337	135,337	330,821	330,821
Due to related parties	2	2,255,522	2,255,522	679,617	679,617

19.	Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(a)	Market risk

Foreign exchange risk: is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company has not entered into any foreign exchange hedging contracts. The Company is exposed to currency risk from the British Pound (“GBP”), Euro (“EUR”) and Canadian dollar (“CAD”) through the following foreign currency denominated financial assets and liabilities:

As at (expressed in GBP)	December 31, 2023	December 31, 2022
Financial assets
Cash and cash held in trust	£20,087	£75,315
Trade and other receivables	104,753	149,223
Loan receivable	466,000	400,000
	£590,840	£624,538
Financial liabilities
Trade and other payables	£998,092	£923,725
Loans and borrowings	36,771	25,000
	£1,034,863	£948,725

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

19.	Risks Arising from Financial Instruments and Risk Management

(a)	Market risk (continued)

As at (expressed in EUR)	December 31, 2023	December 31, 2022
Financial assets
Cash	€46,202	€42,664
Trade and other receivables	136,963	986,320
	€183,165	€1,028,984
Financial liabilities
Trade and other payables	€2,171,878	€3,201,180
Loans and borrowings	3,225,389	3,307,633
	€5,397,267	€6,508,813

As at (expressed in CAD)	December 31, 2023	December 31, 2022
Financial assets
Cash	$22,949	$140,423
Marketable securities	–	357,143
	$22,949	$497,566
Financial liabilities
Trade and other payables	$3,356,916	$3,629,380
Due to related party	2,744,510	810,206
Holdback payable	511,238	511,238
Lease liabilities	179,412	448,064
Loans and borrowings	340,469	–
	$7,132,545	$5,398,888

Based on the above net exposures as at December 31, 2023, assuming that all other variables remain constant, a 5% appreciation or deterioration of the USD against the GBP would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $17,000 (2022 – $13,000), EUR – $236,000 (2022 – $256,000) and CAD – $268,000 (2022 – $181,000).

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

At December 31, 2023, the Company was subject to a concentration of credit risk related to its accounts receivable as 81% (2022 – 85% from one customer) of the balance of amounts owing is from four customers. As at December 31, 2022, the Company recorded a bad debt expense of $332,715, within general and administrative expenses, as the amounts were deemed not collectible from the customer. The Company did not record any bad debt expense during the year ended December 31, 2023. As at December 31, 2023 and 2022, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

The Company’s overall strategy with respect to capital risk management remains unchanged for the years ended December 31, 2023 and 2022.

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

Set out below is information about the assets and liabilities as at December 31, 2023 and 2022 and profit or loss from each segment for the years ended December 31, 2023 and 2022:

	As at December 31, 2023
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$7,421,320	$831,714	$586,959	$8,839,993
Reportable segment liabilities	5,949,793	1,314,705	5,404,387	12,668,885

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

21.	Segmented Information (continued)

	As at December 31, 2022
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$37,392,401	$819,376	$785,000	$38,996,777
Reportable segment liabilities	6,961,243	1,146,980	3,988,393	12,096,616

	For the year ended December 31, 2023
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$1,736,369	$423,683	$–	$2,160,052
Intersegment revenues	–	–	–	–
Other income (expense)	(23,026,728)	117,785	940,863	(21,968,080)
Finance income	–	39	–	39
Finance expense	(134,260)	(14,638)	(106,758)	(255,656)
Depreciation & amortization	4,074,548	3,759	205,424	4,283,731
Discontinued operations	–	–	–	–
Reportable segment income (loss)	(29,566,625)	(355,688)	(2,352,757)	(32,275,070)

	For the year ended December 31, 2022
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$2,517,904	$101,778	$–	$2,619,682
Intersegment revenues	–	–	–	–
Other expense	13,348,562	(3,532)	(1,289,652)	12,055,378
Finance income	–	886	–	886
Finance expense	(84,686)	(49)	(30,589)	(115,324)
Depreciation & amortization	3,507,013	2,546	88,764	3,598,323
Discontinued operations	(3,422,225)	–	–	(3,422,225)
Reportable segment loss	3,974,069	(8,089,036)	(7,542,707)	(11,657,674)

Set out below are reconciliations of each reportable segment’s revenues, profit or loss for the years ended December 31, 2023 and 2022, and assets and liabilities as at December 31, 2023 and 2022:

	For the year ended December 31, 2023
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$1,736,369	$423,683	$–	$2,160,052
Elimination of inter segment revenue	–	–	–	–
Total revenue	$1,736,369	$423,683	$–	$2,160,052

	For the year ended December 31, 2022
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$2,517,904	$101,778	$–	$2,619,682
Elimination of inter segment revenue	–	–	–	–
Total revenue	$2,517,904	$101,778	$–	$2,619,682

	For the year ended December 31, 2023
Loss	Cultivation	Distribution	Corporate	Total
Total loss for reportable segments	$(29,566,625)	$(355,688)	$(2,352,757)	$(32,275,070)
Total loss on discontinued operations	–	–	–	–
Elimination of inter segment profit or loss	–	–	–	–
Loss before income tax expense	$(29,566,625)	$(355,688)	$(2,352,757)	$(32,275,070)

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

21.	Segmented Information (continued)

	For the year ended December 31, 2022
Loss	Cultivation	Distribution	Corporate	Total
Total profit or loss for reportable segments	$7,396,294	$(8,089,036)	$(7,542,707)	$(8,235,449)
Total loss on discontinued operations	(3,422,225)	–	–	(3,422,225)
Elimination of inter segment profit or loss	–	–	–	–
Income (Loss) before income tax expense	$3,974,069	$(8,089,036)	$(7,542,707)	$(11,657,674)

	As at December 31, 2023
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$7,421,320	$19,962,714	$13,716,171	$41,100,205
Elimination of inter segment assets	–	(19,131,000)	(13,129,212)	(32,260,212)
Segments’ assets	$7,421,320	$831,714	$586,959	$8,839,993

	As at December 31, 2022
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$37,392,401	$19,950,376	$13,914,212	$71,256,989
Elimination of inter segment assets	–	(19,131,000)	(13,129,212)	(32,260,212)
Segments’ assets	$37,392,401	$819,376	$785,000	$38,996,777

	As at December 31, 2023
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$16,163,821	$31,223,085	$(25,505,597)	$21,881,309
Elimination of inter segment liabilities	(10,214,029)	(29,908,380)	30,909,985	(9,212,424)
Entity’s liabilities	$5,949,792	$1,314,705	$5,404,388	$12,668,885

	As at December 31, 2022
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$16,032,790	$29,335,641	$(26,121,029)	$19,247,402
Elimination of inter segment liabilities	(9,071,547)	(28,188,661)	30,109,422	(7,150,786)
Entity’s liabilities	$6,961,243	$1,146,980	$3,988,393	$12,096,616

22.	Contingencies

On October 20, 2022, Louisa Mojela filed a claim against Canmart and the Company for wrongful termination of her Service Agreement. The claimant sought £1,832,150.62 plus further administrative and legal fees. The Company denied her claim and lodged a counterclaim lodged for losses caused by the Claimant including a loan of US $6,849,935.69 (The loan we cited in the proceedings was US$3,000,000) Akanda advanced to Bophelo. On January 31, 2023, Mojela applied for summary judgment in respect of some but not all of these amounts. On October 30, 2023, Mojela’s entire application for summary judgment failed. On January 15, 2024 a consequentials hearing was held at which the High Court subsequently awarded Akanda and Canmart £60,000 for legal costs. On February 5, 2024, Mojela sought permission to appeal of the summary judgment decision but her application for permission to appeal was refused on April 11, 2024. On April 17, 2024, Mojela applied for a hearing to renew her application to appeal. In the meanwhile proceedings are stayed as parties await the results of this hearing.

On April 29, 2023, Trevor Scott, former CFO of the Company, issued a claim against the Company for amounts owing under his employment agreement totaling £420,659.95. Claim has been denied in its entirety and a counter-claim lodged for losses caused by the Claimant. The final hearing conflicts with Mojela’s Consequentials hearing and thus the Company has applied to postpone it. During the year ended December 31, 2023, the parties entered into an agreement to settle this dispute for a sum if £67,392 to be paid in installment, which is currently recorded under due to related parties account (note 16).

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

22.	Contingencies (continued)

On May 12, 2023, Tejinder Virk, former CEO of the Company, issued a claim for Detriment and dismissal for alleged protected disclosures totaling £1,630,302.22 net. The claim has been denied in its entirely. Witness statements were exchanged on April 30, 2024 and the Tribunal hearing is scheduled to take place by video between May 8-10, 13-17 and 20 – 22, 2024.

On May 15, 2023, Vidya Iyer, the Company’s former SVP of Finance issued a claim for amounts owing under her employment agreement totaling £151,774. Claim has been denied in its entirety and a counter-claim lodged for losses caused by the Claimant. Final hearing by video is slated between April 3, 2024 to April 5, 2024. Claimant updated her schedule of loss on December 19, 2023. Documents to be exchanged by January 8, 2024 with bundle to be produced by January 29, 2024. Witness statements to be exchanged by March 18, 2024. Subsequent to the year ended December 31, 2023, the Company entered into a settlement agreement with Vidya Iyer to settle this dispute for a sum of £30,000 to be paid in installment (note 23).

Subsequent to the year ended December 31, 2023, the Company’s former CFO filed a claim against the Company for unpaid CFO fees and invoices from the period December 2022 through November 2023 (note 23).

23.	Subsequent Events

Subsequent to the year ended December 31, 2023, the Company:

i.	Completed a Share Purchase Agreement for Sale of RPK

On April 1, 2024, pursuant to the signed definitive Share Purchase Agreement and Escrow Agreement with Somai Pharmaceuticals Ltd. (“Somai”) on February 29, 2024, the Company completed the transaction with Somai for the sale of RPK, its indirect wholly-owned Portuguese subsidiary.

Under the terms of the Share Purchase Agreement, Somai acquired RPK for a total cash consideration of Two Million United States Dollars ($2,000,000). In addition, Somai assumed up to One Million Euros of current liabilities and RPK’s debt with the senior secured lender Bank, Caixa Agricola. In total, Somai assumed approximately 4,000,000 Euros of debt. In accordance with the agreement, a deposit of Five Hundred Thousand United States Dollars ($500,000) was released from a joint escrow account and the remainder of the purchase price was paid directly to the Company in March 2024.

In connection with the closing, the Company paid a cash finder’s fee of 5% of the gross sales price or an aggregate of $446,250, inclusive of taxes to Cannera Holdings LTD, a British Columbia company.

ii.	Issued the following shares:

a.	On February 2, 2024, the Company entered into a securities purchase agreement with Corbo Capital Inc. pursuant to which the Company issued 280,851 common shares at a purchase price of $0.406 per share and 1,462,991 pre-funded warrants for gross proceeds of $708,000. The purchase price of each pre-funded warrant is equal to the price at which one common share is sold in the offering, minus $0.0001, and the exercise price of each pre-funded warrant is $0.0001 per share. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrant. On the same day, the Company issued 560,100 commons shares pursuant the exercise of 560,100 pre-funded warrants.

b.	On February 13, 2024, the Company issued 560,000 commons shares pursuant the exercise of 560,000 pre-funded warrants.

c.	On February 20, 2024, the Company issued 280,000 commons shares pursuant the exercise of 280,000 pre-funded warrants.

d.	On February 28, 2024, the Company issued 62,891 commons shares pursuant the exercise of the remaining 62,891 pre-funded warrants.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

23.	Subsequent Events (continued)

e.

On March 4, 2024, the Company entered into a securities purchase agreement with certain investors pursuant to which the Company issued 367,870 common shares at a purchase price of $0.2054 per share and 361,972 pre-funded warrants for gross proceeds of $150,000. The purchase price of each pre-funded warrant is equal to the price at which one common share is sold in the offering, minus $0.0001, and the exercise price of each pre-funded warrant is $0.0001 per share. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrant.

On the same day, the Company issued 361,972 commons shares pursuant the exercise of 361,972 pre-funded warrants.

f.

On March 5, 2024, the Company entered into a securities purchase agreement with certain investors pursuant to which the Company issued 367,870 common shares at a purchase price of $0.16872 per share and 373,002 pre-funded warrants for gross proceeds of $125,000.  The purchase price of each pre-funded warrant is equal to the price at which one common share is sold in the offering, minus $0.0001, and the exercise price of each pre-funded warrant is $0.0001 per share. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrant.

On March 6, 2024, the Company issued 373,002 commons shares pursuant the exercise of 373,002 pre-funded warrants.

g.	On March 24, 2024, the Company entered into an underwriting agreement with Univest Securities, LLC (“Univest”) as the underwriter in connection with the issuance and sale by the Company in an underwritten public offering of 3,087,443 common shares at a purchase price of $0.1217 per share and 37,997,190 pre-funded warrants for gross proceeds of $5,000,000. The purchase price of each pre-funded warrant is equal to the price at which one common share is sold in the offering, minus $0.0001, and the exercise price of each pre-funded warrant is $0.0001 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrant. As of April 30, 2024, 17,911,956 pre-funded warrants remained unexercised.

iii.	Received the following loans:

a.	On January 10, 2024, the Company received a loan of CAD $40,000 from 1226053 BC Ltd., an arm’s length party. The loan is unsecured, bears interest of 7% per annum and payable within 12 months.

b.	On January 10, 2024, the Company received a loan of CAD $40,000 from Mercantile Holdings Inc., an arm’s length party. The loan is unsecured, bears interest of 7% per annum and payable within 12 months.

c.	On February 1, 2024, the Company received a loan of $5,500 from Alson Niu, an arm’s length party. The loan is unsecured, bears interest of 7% per annum and payable within 12 months.

iv.	Outstanding Claims

On January 29, 2024, the Company was informed that Mr. Shailesh Bhushan, the former Chief Financial Officer of the Company, filed a complaint with the Employment Standards Branch of British Columbia claiming unpaid salary and invoices in the aggregate amount of CAD $271,990 from the period December 2022 through November 2023. The Company previously offered to Mr. Bhushan an annual salary of CAD $60,000 and as such, believes the claim to be frivolous, strongly disputes the amount claimed, and intends to vigorously defend itself.

On March 27, 2024, the Company entered into a settlement agreement with Vidya Iyer, the former SVP of Finance to settle the claims for a sum of £30,000 to be paid in installment.

On April 24, 2024, Mr. Harvinder Singh resigned as an independent director of the Board of Directors of the Company. A Resignation and Mutual Release Agreement dated April 24, 2024 was entered between the Company and Mr. Singh, pursuant to which the Company agreed to pay Harvinder Singh a separation and release amount of $50,000. The Company has paid the amount in full on April 25, 2024.

v.	Incorporated a new subsidiary

On February 28, 2024, the Company incorporated a new subsidiary – 1468243 B.C. Ltd.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1	Form of Underwriting Agreement	F-1	333-277182	1.1	3/11/24
1.2	Articles of Incorporation of Akanda Corp., dated July 16, 2021.	F-1	001-41324	3.1	2/14/22
1.3	Articles of Amendment of Akanda Corp., dated August 30, 2021.	F-1	001-41324	3.2	2/14/22
1.4	Articles of Amendment of Akanda Corp., dated March 8, 2023.	6-K	000-41324	99.2	3/8/23
1.5	Bylaws of Akanda Corp., dated July 16, 2021.	F-1	001-41324	3.3	2/14/22
2.1#	Description of Securities Registered under Section 12 of the U.S. Exchange Act
4.1	Share Purchase Agreement between Akanda Corp. and Halo Collective Inc. dated September 29, 2021.	F-1	001-41324	2.1	2/14/22
4.2	Share Purchase Agreement, dated as of April 20, 2022 among Akanda Corp., Cannahealth Limited, Holigen Holdings Limited and The Flowr Corporation.	6-K	001-41324	2.1	4/27/22
4.3	Form of Subscription Agreement for The Flowr Corporation Common Shares.	6-K	001-41324	10.1	4/27/22
4.4	Form of Amended and Restated Option to Purchase between Akanda Corp. and 1107385 B.C. LTD.	6-K	001-41324	99.1	9/25/23
4.5	Form of Subscription Agreement for Common Shares	F-1	001-41324	10.4	2/14/22
4.6	Off-Take Agreement, dated August 3, 2020, by and between Medcan Ltd. and Bophelo Bio Science and Wellness (Pty) Ltd.	F-1	001-41324	10.9	2/14/22
4.7	Service, Refinement and Distribution Agreement, effective September 15, 2021, between Cantourage GmbH and Bophelo Bio Science and Wellness (Pty) Ltd.	F-1	001-41324	10.10	2/14/22
4.8	Service Agreement by and among Akanda Corp. Canmart Limited and Louisa Mojela dated January 24, 2022	F-1	001-41324	10.12	2/14/22
4.9	Service Agreement by and among Akanda Corp., Canmart Limited and Trevor Scott dated January 24, 2022.	F-1	001-41324	10.13	2/14/22
4.10+	2021 Equity Incentive Plan	F-1	333-262436	10.1	2/14/22
4.11+	Form of Indemnity Agreement with directors and executive officers.	F-1	001-41324	10.8	2/14/22
4.12	Bridge Loan Facility by and between Akanda Corp. and Cellen Limited dated December 2, 2021.	F-1	001-41324	10.11	2/14/22
4.13Ω^	Supply Agreement between RPK Biopharma Unipessoal, Lda and Cansativa GmbH, dated August 8, 2022.	20-F	001-41324	4.10	5/2/23
4.14Ω^	Retail License Agreement between Cookies Creative Consulting & Promotions, Inc. and RPK Biopharma Unipessoal, LDA, dated July 19, 2021.	20-F	001-41324	4.11	5/2/23
4.15Ω^	License and Packaging Agreement among Cookies Creative Consulting & Promotions, Inc., 1L Botanicals LLC, and RPK Biopharma Unipessoal, LDA, dated July 19, 2021.	20-F	001-41324	4.12	5/2/23
4.16	Form of Halo Collective Inc. Promissory Note	F-3	333-276577	4.3	1/18/24
4.17	Note Conversion Agreement dated July 25, 2023 between Akanda Corp. and Halo Collective Inc.	F-1	333-277182	10.14	2/20/24
4.18	Form of Transition Services and Products Agreement between The Flowr Corporation, RPK Biopharma Unipessoal Lda. And Akanda Corp.	6-K	001-41324	10.2	4/27/22
4.19	Non-Competition Agreement dated April 21, 2022.	6-K	001-41324	10.3	4/27/22
4.20	Form of Standard Promissory Note	F-3	333-276577	4.4	1/18/24

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
4.20	Form of Standard Promissory Note	F-3	333-276577	4.4	1/18/24
4.21	Form of Securities Purchase Agreement	6-K	001-41325	1.1	2/2/24
4.22	Form of Pre-Funded Warrant	6-K	001-41325	4.1	2/2/24
4.23	Form of Pre-Funded Warrant	F-1	333-277182	10.19	3/11/24
4.24	Form of Independent Contractor Agreement between Akanda Corp. and Kiranjit Sidhu	F-1	333-277182	10.21	2/20/24
4.25	Non-Binding Letter of Intent between Akanda Corp. and Somai Pharmaceuticals Ltd.	F-1	333-277182	10.23	2/20/24
4.26	Amendment No. 1 to Non-Binding Letter of Intent between Akanda Corp. and Somai Pharmaceuticals Ltd.	F-1	333-277182	10.24	2/20/24
4.27	Share Purchase Agreement dated February 28, 2024 by and among Akanda Corp. Holigan Limited, Cannahealth Limited and Somai Pharmaceuticals Unipessoal, LDA.	6-K	001-41325	99.2	2/29/24
4.28	Escrow Agreement dated February 28, 2024 by and among Akanda Corp., Somai Pharmaceuticals Unipessoal, LDA. and Lawson Lundell LLP	6-K	001-41325	99.3	2/29/24
4.29	Finder’s Fee Agreement dated June 12, 2021 by and between Akanda Corp. and Cannera Holdings Ltd.	F-1	333-277182	10.25	3/11/24
4.30	Consulting Agreement with IR Agency LLC	6-K	001-41324	10.1	3/28/24
4.31#	2024 Equity Incentive Plan
4.32#	Resignation and Mutual Release Agreement dated April 24, 2024 between the Company and Harvinder Singh
4.33#Ω^	Settlement Agreement by and among Canmart Ltd, Akanda Corp. and Trevor Scott dated January 15, 2024
8.1#	List of Significant Subsidiaries of Akanda Corp.
11.1	Code of Business Conduct and Ethics of Akanda Corp.	F-1	001-41324	14.1	2/14/22
11.2	Whistleblower Policy of Akanda Corp.	F-1	001-41324	14.2	2/14/22
11.3	Related Party Transactions Policy of Akanda Corp.	F-1	001-41324	14.3	2/14/22
11.4#	Insider Trading Policy
12.1#	Certification of the Chief Executive Officer as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934
12.2#	Certification of the Chief Financial Officer as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934
13.1#	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934
13.2#	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934
15.1#	Consent of Green Growth CPAs, independent registered public accounting firm.
97.1#	Akanda Corp. Incentive Compensation Recovery Policy
101.INS#	Inline XBRL Instance Document.
101.CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.SCH#	Inline XBRL Taxonomy Extension Schema Document.
101.DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB#	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104#	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

+	Indicates management contract or compensatory plan.
#	Filed herewith.
Ω	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item (601)(b)(10).
^	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

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

Akanda Corp.

/s/ Katie Field
By:	Katie Field
Title:	Interim Chief Executive Officer and Director

Date: May 1, 2024