Form 20-F
period 2024-12-31
AKANDA CORP.
filed 2025-04-30
CIK 1888014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

c/o Gowling WLG

100 King St. W, Suite 1600

Toronto, ON M5X 1G5, Canada

(Address of principal executive offices)

Katie Field, Interim Chief Executive Officer and Director

100 King St. W, Suite 1600, Toronto, ON M5X 1G5, Canada

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

The number of common shares outstanding as of December 31, 2024 was 2,047,332

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this Annual Report on Form 20-F, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “might”, “will”, “should”, “believe”, “expect”, “could”, “would”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this Annual Report, including among other things:

●	our limited operating history;

●	unpredictable events, such as pandemics, and associated business disruptions;

●	changes in cannabis laws, regulations and guidelines;

●	decrease in demand for cannabis and cannabis-derived products;

●	exposure to product liability claims and actions;

●	damage to our reputation due to negative publicity;

●	risks associated with product recalls;

●	the viability of our planned product offerings;

●	our ability to attract and retain skilled personnel;

●	maintenance of effective quality control systems;

●	regulatory compliance risks;

●	risks inherent in an agricultural business;

●	increased competition in the markets in which we operate and intend to operate;

●	risks associated with expansion into existing or new jurisdictions;

●	our ability to obtain and maintain adequate insurance coverage;

●	our ability to identify and integrate strategic acquisitions, investments and partnerships and to manage our growth;

●	our ability to raise capital and the availability of future financing;

●	global economy risks;

●	whether we are successful in our planned business combination with First Towers & Fiber Corp. and the success of the combined company; and

●	our ability to maintain the listing of our securities on Nasdaq.

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

Akanda was only recently incorporated to be a holding company, with operating subsidiaries having limited operating histories and generating minimal revenue. Since then, we have discontinued, or are in the process of discontinuing, our European operations while we are seeking to launch our hemp and THC/CBD farming facility in British Columbia, Canada, as well as consummate our planned business combination with First Towers and Fiber Corp. We remain an early-stage company and have limited financial resources and minimal operating cash flow. If we cannot successfully develop, manufacture and distribute our planned cannabis products, or have capacity constraints, quality control problems or other disruptions, we may not be able to develop or offer market-ready commercial products at acceptable costs, which would adversely affect our ability to effectively enter the market or expand our market share. A failure by us to achieve a low-cost structure through economies of scale or improvements in cultivation, manufacturing or distribution processes would have a material adverse effect on our commercialization plans and our business, prospects, results of operations and financial condition.

We expect to require additional funding to develop and launch our pre-revenue hemp and THC/CBD cultivation facility in Gabriola Island, British Columbia. However, there can be no assurance that additional funding will be available to us for the development of our planned businesses, as well as to fund our planned combination with First Towers and Fiber Corp. and operations thereafter, which will require the commitment of substantial resources. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Potential investors should carefully consider the risks and uncertainties that an early stage company with a very limited operating history will face. In particular, potential investors should consider that we may be unable to:

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

Akanda does not expect to generate material revenues in 2025, as a result of shutting down its Canmart operations. Accordingly, the revenues Akanda generated in 2024 are not recurring, and Akanda does not of yet generate any revenues from its British Columbia farming facility. Furthermore, Akanda does not expect to generate any revenues in 2025 unless and until it consummates its business combination with First Towers and Fiber Corp. of which it can give no assurance of success. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements.

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

As a result of Bophelo’s liquidation, during the year ended December 31, 2022, Bophelo ceased operations and we derecognized its assets and have since determined that it is no longer a significant subsidiary. We will continue to report about Bophelo, until such time as our inquiry into the liquidation confirms that the process is complete.

We may become involved in litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our reputation, business, financial condition or results of operations.

We may become involved in litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our reputation, business, financial condition or results of operations.

In July 2022, our former Executive Chairman, Louisa Mojela was summarily terminated as Chairman of Bophelo for Cause, as a “bad leaver”. In the event that the Lesotho Court does not reverse its determination to place Bophelo in liquidation, we plan to seek to recover significant loans that we have made to Bophelo to fund the execution of Bophelo’s business plan, including payment of rents and staffing costs. On October 20, 2022, Ms. Mojela filed a claim against Canmart and Akanda for wrongful termination of her Service Agreement. Ms. Mojela sought £1,832,150.62 plus further administrative and legal fees. The Company denied her claim and lodged a counterclaim lodged for losses caused by Ms. Mojela, including a loan of US $6,849,935.69 Akanda advanced to Bophelo. As at December 31, 2023, Ms. Mojela’s entire application failed. At the Consequentials hearing on January 15, 2024, Canmart and Akanda were awarded £60,000 in legal costs. On 5 February 2024, Mojela sought permission to appeal of the summary judgment decision but her application for permission to appeal was refused on 11 April 2024. On 17 April, 2024, Mojela applied for a hearing to renew her application to appeal. This claim was resolved via a confidential settlement on December 2, 2024 and no amounts beyond this settlement are further owing to Ms. Mojela.

In February 2023, Tejinder Virk, our former Chief Executive Officer, notified us of his resignation. Mr. Virk’s resignation was a result of disagreement with us regarding contractual obligations owed pursuant to the Service Agreement dated June 2, 2021 (the “Service Agreement”) between Mr. Virk, Halo Labs Inc., as guarantor, and Canmart Limited. According to Mr. Virk, the Company and Canmart committed a breach of the Service Agreement by failing to pay him monies and benefits owed following his placement on a paid leave of absence in November 2022 due to an internal investigation into Mr. Virk’s conduct as our Chief Executive Officer and as a director of Canmart. While we have informed Mr. Virk that he has been summarily dismissed and will be paid through February 2023. On May 12, 2023, Tejinder Virk issued a claim for Detriment and dismissal for alleged protected disclosures totaling £1,630,302.22. The claim has been denied in its entirety. Witness statements were exchanged on 30 April 2024 and the Tribunal hearing was scheduled and took place by video in May 2024. This claim was resolved via a confidential settlement on May 10, 2024 and no amounts beyond this settlement are further owing to Mr. Virk.

In April 2023, Trevor Scott, our former Chief Financial Officer, filed a claim against the Company for amounts owing under his employment agreement totaling £420,659.95. This claim was resolved via a confidential settlement on January 15, 2024 and no amounts beyond this settlement are further owing to Mr. Scott.

In May 2023, Vidya Iyer, our former SVP of Finance, filed a claim against the Company for amounts owing under her employment agreement totaling £151,774. This claim was resolved via a confidential settlement on March 27, 2024 and no amounts beyond this settlement are further owing to Ms. Iyer.

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

Please refer to Note 23 of the Audited Consolidated Financial Statements as of and for the years ended December 31, 2024 and 2023 filed on April 30, 2025 for details of the legal proceedings with Mr. Bhushan.

Management is unable to assess the likelihood that we would be successful in any trial with respect to ongoing matters. Accordingly, no assurance can be given that if we go to trial and ultimately lose, or if we decide to settle at any time, such an adverse outcome would not be material to our consolidated financial position. Additionally, in any such case, we will likely be required to use available cash, or the proceeds from future offerings, towards the judgment or settlement, that we otherwise would have used to build our business. In such event, we would be required to raise additional capital sooner than we otherwise would, of which we can give no assurance of success, or delay, curtail or cease the commercialization of some or all of our products and services.

Future acquisitions and strategic investments could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value, and harm our results of operations and financial condition.

We are currently seeking to consummate a business combination with First Towers and Fiber Corp., to expand our business offerings and be less reliant on the cannabis market. We may further, in the future seek to acquire or invest in, other businesses, products, or technologies that we believe could complement our operations or expand our breadth, enhance our capabilities, or otherwise offer growth opportunities. While our growth strategy with respect to our planned cannabis operations may include broadening our product offerings, implementing an aggressive marketing plan and employing product diversification, there can be no assurance that our systems, procedures and controls will be adequate to support our operations as they expand. We cannot assure you that our personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of our planned growth and diversified product offerings, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base, and maintain close coordination among our staff. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems. Additionally, the integration of our acquisitions, including with First Towers and Fiber Corp., and pursuit of potential future acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In addition, we have limited experience in acquiring other businesses. Specifically, we may not successfully evaluate or utilize the acquired products, assets or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized, or we may be exposed to unknown risks or liabilities associated with our acquisitions.

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

The legal cannabis industry in Canada and in many other potential markets for us is at an early stage of its development. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of medicinal cannabis are mixed and evolving and can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medicinal cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medicinal cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity, could have a material adverse effect on the demand for medicinal cannabis and on our business, results of operations, financial condition and cash flows. Public opinion and support for medicinal cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. Our ability to gain and increase market acceptance of our business may require substantial expenditures on investor relations, strategic relationships and marketing initiatives. There can be no assurance that such initiatives will be successful, and their failure to materialize into significant demand may have an adverse effect on our financial condition.

Our success will depend, in part, on our ability to continue to enhance our product offerings to respond to technological and regulatory changes and emerging industry standards and practices.

Rapidly changing markets, technology, emerging industry and regulatory standards and frequent introduction of new products characterize our business and planned business. The process of cultivating and processing our planned cannabis products to meet applicable standards and successfully marketing such products and obtaining necessary licenses requires significant continuing costs, marketing efforts, third-party commitments and regulatory approvals. We may also decide to expand our planned product offering to include cannabis oils and extracts, and ultimately, to produce consumer branded cannabis products. We may not be successful in expanding our production capacity, or obtaining any required regulatory approvals or licenses, to implement our growth plans, which, together with any capital expenditures made in our operations, may have a material adverse effect on our business, financial condition and operating results.

We are subject to the inherent risk of exposure to product liability claims.

As a planned cultivator and distributor of products designed to be ingested by humans, we will face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused bodily harm or injury. In addition, the sale of our planned products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Adverse reactions resulting from human consumption of our products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that our products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning health risks, possible side effects or interactions with other substances. Product liability claims or regulatory actions against us could result in increased costs, could adversely affect our reputation with our clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our products.

We expect to be subject to the inherent risks involved with product recalls.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of our planned products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection therewith. There can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if our products are subject to recall, our reputation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our planned products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention, potential loss of applicable licenses, and increased legal fees and other expenses.

Research regarding the medical benefits, viability, safety, efficacy, use and social acceptance of cannabis or isolated cannabinoids (such as cannabidiol and tetrahydrocannabinol) remains in early stages.

There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as cannabidiol and tetrahydrocannabinol). Although we believe that the articles, reports and studies published support our beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, investors should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated herein or reach negative conclusions related to medical cannabis, which could have a material adverse effect on the demand for our future products and could result in a material adverse effect on our business, financial condition and results of operations or prospects.

We may not be able to maintain effective quality control systems.

We may not be able to maintain an effective quality control system. The effectiveness of our quality control system and our ability to maintain any Good Agricultural and Collecting Practices (“GACP”) certification we may receive with respect to our planned manufacturing, processing and testing facilities depend on a number of factors, including the design of our quality control procedures, training programs, and the ability to ensure that our employees adhere to our policies and procedures. We also may depend on third party service providers to manufacture, process or test our products, that are subject to GACP requirements.

We expect that regulatory agencies will periodically inspect our and our service providers’ facilities to evaluate compliance with applicable GACP requirements. Failure to comply with these requirements may subject us or our service providers to possible regulatory enforcement actions. Any failure or deterioration of our or our service providers’ quality control systems, including loss of the GACP certification we may receive, may have a material adverse effect on our business, results of operations and financial condition.

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

Our business involves the growing of cannabis, which is an agricultural product. As a result, our financial results are subject to the risks inherent to the agricultural business, such as crop disease, mold or mildew, insect infestations, volatile weather, drought, absorption of heavy metals, climate change and similar agricultural risks, which may adversely affect supply, reduce production and sales volumes, increase production costs, or prevent or impair shipments. Natural elements have had and could continue to have a material adverse effect on the production of our cannabis products, while prior use of pesticides at our agricultural sites, if not discovered prior to cultivation on such sites, could lead to the production of tainted and unsaleable product, which could negatively impact the results of our operations. Additionally, crop insurance is generally not available to cannabis.

We further have not started any farming or cultivation at our British Columbia location and are subject to the additional risks of starting an agricultural business. Cannabis cultivation and processing, can significantly influence the demand for agricultural equipment. Changing demand for certain agricultural products could have an effect on the price of farming output and consequently the demand for certain of our equipment and could also result in higher research and development costs related to changing machine requirements. Additionally, cannabis cultivation dynamics is similar to that of other agricultural commodities cultivation dynamics in that failure to deliver quality products that meet customer needs at competitive prices ahead of competitors could have a significant adverse effect on the Company’s business. Our business results, therefore, depends on our ability to understand and anticipate our customers’ specific preferences and requirements, and preplan and cultivate cannabis products accordingly to meet such customer demand.

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

Our future growth and profitability will depend on the effectiveness and efficiency of sales and promotional expenditures, including our ability to (i) achieve the necessary licenses and regulatory approvals for our cultivation facility, (ii) determine the appropriate creative message and media mix for future marketing expenditures and (iii) effectively manage cultivation and processing costs in order to maintain acceptable operating margins.. There can be no assurance that our sales and promotional expenditures will result in revenues in the future or will generate awareness of our products and services. In addition, no assurance can be given that we will be able to manage our sales and promotional expenditures on a cost-effective basis.

We believe that maintaining and promoting our brand is critical to expanding our customer base. Maintaining and promoting our brand will depend largely on our ability to provide quality, reliable and innovative products, which we may not do successfully. We may introduce new products or services that our customers do not like, which may negatively affect our brand and reputation. Maintaining and enhancing our brand may require us to make substantial investments, and these investments may not achieve the desired goals. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results from operations could be materially adversely affected.

We may be unable to sustain our planned pricing models.

Significant price fluctuations or shortages in the cost of materials may increase our cost of goods sold and cause our results of operations and financial condition to suffer. If we are unable to secure materials at a reasonable price, we may have to alter or discontinue selling some of our planned products or attempt to pass along the cost to our customers, any of which could adversely affect our results of operations and financial condition.

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

We may be subject to growth-related risks, including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Rapid growth of our business may significantly strain our management, operations and technical resources. If we are successful in obtaining large orders for our products once we commence cultivation, we will be required to deliver large volumes of products to our customers on a timely basis and at a reasonable cost. We may not obtain large-scale orders for our products and if we do, we may not be able to satisfy large-scale production requirements on a timely and cost-effective basis. Our inability to deal with this growth may have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to significant competition by new and existing competitors in the cannabis industry.

The industry in which we operate and intend to operate is subject to intense and increasing competition. Many of our competitors have greater resources that may enable them to compete more effectively than us in the cannabis industry, or they have a longer operating history and greater capital resources and facilities, which may enable them to compete more effectively in this market. We expect to face additional competition from existing licensees and new market entrants who are granted licenses in the jurisdictions in which we operate, or intend to operate. If a significant number of new licenses are granted in the near term, we may experience increased competition for market share and may experience downward pricing pressure on our products as new entrants increase production. Such competition may cause us to encounter difficulties in generating revenues and market share, and in positioning our products in the market. If we are unable to successfully compete with existing companies and new entrants to the market, our lack of competitive advantage will have a negative effect on our business and financial condition.

We are dependent upon our management, and the loss of any member of our management team could have a material adverse effect on our operations.

Our success is dependent upon the ability, expertise, judgment, discretion and good faith of our senior management of Katie Field, our Interim Chief Executive Officer and Executive Director, and Gurcharn Deol, our Chief Financial Officer to successfully reposition Akanda after shutting down the remainder of its European operations and to build its cultivation facility in British Columbia. The loss of any member of our management team could have a material adverse effect on our business and results of operations. While employment agreements and incentive programs are customarily used as primary methods of retaining the services of key employees, these agreements and incentive programs cannot assure the continued services of such employees. Any loss of the services of such individuals, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on our planned business, operating results or financial condition. We do not currently maintain key-person insurance on the lives of any of members of management. Competition for qualified technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain such qualified individuals in the future, which may adversely affect our operations.

Our directors and officers may have conflicts of interest in conducting their duties.

We may be subject to various potential conflicts of interest because of the fact that some of our officers and directors may be engaged in the cannabis industry through their participation in corporations, partnership or joint ventures, which are potential competitors of our company. In addition, Chris Cooper, one of our directors, is a principal of First Towers and Fiber Corp., and accordingly has a conflict of interest with respect to the planned business combination of Akanda with that company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of our company. Our directors and officers with conflicts of interest will be subject to the procedures set out in the related Canadian law and regulations.

Our executive officers are engaged in other business activities and, accordingly, may not devote sufficient time to our business affairs, which may affect our ability to conduct operations.

In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to us. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors. For example, our Interim Chief Executive Officer and Executive Director, Ms. Katie Field, is the Chief Executive Officer and Chairman of Halo, and Chris Cooper, a director, is a principal of First Towers and Fiber Corp.

Disease outbreaks or public health emergencies could adversely affect our future operations.

Our planned operations could be significantly and adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events and the related economic repercussions. We cannot accurately predict the effects global pandemics or other public health emergencies will have on our operations and the ability of others to meet their obligations with us, including uncertainties relating to the ultimate geographic spread of the disease, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. Additionally, COVID-19 has caused significant disruptions to the global financial markets, some of which are ongoing, which could impact our ability to raise additional capital or make it more expensive to do business. The ultimate impact on us and our significant suppliers and prospective customers is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

We could be subject to a security breach that could result in significant damage or theft of products and equipment.

Breaches of security at our British Columbia facilities may occur and could result in damage to or theft of products and equipment. A security breach at our British Columbia facilities could result in a significant loss of inventory or work in process, expose us to liability under applicable regulations and increase expenses relating to the investigation of the breach and implementation of additional preventative security measures, any of which could have an adverse effect on our business, financial condition and results of operations.

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

Our business is subject to risks associated with conducting business outside of the United States. Our operations are based primarily in Canada. Our principal office and Gabriola Island cultivation facility are located in Canada. Accordingly, our future results could be harmed by a variety of factors, including, without limitation, the following:

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

Political, social and geopolitical conditions can adversely affect our existing and planned business.

Political, social and geopolitical conditions in the markets in which our products are expected to be sold have been and could continue to be difficult to predict, resulting in adverse effects on our business. The results of elections, referendums or other political conditions (including government shutdowns), geopolitical events and tensions, wars and other military conflicts in these markets have in the past impacted and could continue to impact how existing laws, regulations and government programs or policies are implemented or result in uncertainty as to how such laws, regulations, programs or policies may change, including with respect to the negotiation of new trade agreements, new, expanded or retaliatory tariffs against certain countries or covering certain products or ingredients, sanctions, environmental and climate change regulations, taxes, benefit programs, the movement of goods, services and people between countries, relationships between countries, customer or consumer perception of a particular country or its government and other matters. Such conditions have resulted in and could continue to result in exchange rate fluctuation, limitations on access to credit markets and other corporate banking services, including working capital facilities, volatility in global stock markets and global economic uncertainty and heightened risk to employee safety, any of which can adversely affect our existing and planned business.

Political uncertainty may have an adverse impact on our operating performance and results of operations.

General political uncertainty may have an adverse impact on our operating performance and results of operations. In particular, the U.S. continues to experience significant political events that cast uncertainty on global financial and economic markets, especially following the recent presidential election. It is presently unclear as to all of the actions the second Trump administration in the U.S. will implement, and if implemented, how these actions may impact us or how we intend to operate in or with the U.S.. Any actions taken by the Trump administration, including the many recent executive orders, may have a negative impact on the U.S. or World economy in general and on our business, financial condition, and results of operations in particular. Political, social and geopolitical conditions can adversely affect our existing and planned business.

We may seek international sales in the future, and such sales may be subject to unexpected exchange rate fluctuations, regulatory requirements and other barriers.

We currently expect that any sales we may have will be denominated in U.S. Dollars or Canadian Dollars and that we may, in the future, have sales denominated in the currencies of additional countries in which we may establish operations or distribution. In addition, we expect to incur the majority of our operating expenses in U.S. Dollars and Canadian Dollars. Our international sales may be subject to unexpected regulatory requirements and other barriers. Any fluctuation in the exchange rates of foreign currencies may negatively affect our business, financial condition and results of operations. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets. In addition, those activities may be limited in the protection they provide from foreign currency fluctuations and can themselves result in losses.

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

Risks Related to our Regulatory Framework

The cannabis regulatory regime is relatively new in Canada, and laws and enforcement could rapidly change again.

In Canada, cannabis regulation is primarily managed by individual provinces and territories, although the federal government sets the framework through the Cannabis Act. Each province or territory has its own regulatory agency responsible for the sale, distribution, and use of cannabis within its jurisdiction. From a federal perspective, Health Canada is responsible for administering the federal regulatory program for cannabis production and medical purposes, including granting licenses, setting licensure requirements, and enforcing compliance.

On September 5, 2024, Akanda’s wholly-owned subsidiary, 1468243 B.C. Ltd., was issued a hemp license by Health Canada to propagate industrial hemp. The license is valid through September 5, 2027.

Our activities are, and will continue to be, subject to evolving regulation by governmental authorities. Due to the current regulatory environment in Canada, new risks may emerge; management may not be able to predict all such risks.

Our activities are, and will continue to be, subject to evolving regulation by governmental authorities.

Cannabis laws, regulations, and guidelines are dynamic and subject to changes.

Cannabis laws and regulations are dynamic and subject to evolving interpretations which could require us to incur substantial costs associated with compliance or alter certain aspects of our business plan. It is also possible that regulations may be enacted in the future that will be directly applicable to certain aspects of our businesses. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. Management expects that the legislative and regulatory environment in the cannabis industry in the Canada and internationally will continue to be dynamic and will require innovative solutions to try to comply with this changing legal landscape in this nascent industry for the foreseeable future. Failure to comply with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

Public opinion can also exert a significant influence over the regulation of the cannabis industry. A negative shift in the public’s perception of the cannabis industry could affect future legislation or regulation in different jurisdictions.

There are risks associated with the regulatory regime and permitting requirements of our operations.

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the cultivation, processing and sale of our products. Our wholly-owned subsidiary, 1468243 B.C. Ltd., currently holds a hemp license for propagating industrial hemp. We may not be able to obtain or maintain the necessary licenses, permits, quotas, authorizations, certifications or accreditations to operate our business going forward, or may only be able to do so at great cost. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by local governmental authorities.

Our officers and directors must rely, to a great extent, on our local legal counsel and local consultants retained in the Canada in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect our business operations, and to assist us with governmental relations. We must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in the Canada in order to enhance our understanding of and appreciation for the local business culture and practices in such jurisdictions.

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

There are significant legal restrictions and regulations that govern the cannabis industry in the United States. Marijuana remains a Schedule I drug under the Controlled Substances Act, making it illegal under federal law in the United States to, among other things, cultivate, distribute or possess cannabis in the United States. As of 2024, 47 states, the District of Columbia, and the U.S. Territories of Guam, Puerto Rico, and the U.S. Virgin Island allow the of cannabis for medical purposes. 24 states and the District of Columbia have legalized cannabis for recreational purposes. In those states in which the use of marijuana has been legalized, its use remains a violation of federal law pursuant to the Controlled Substances Act. The Controlled Substances Act classifies marijuana as a Schedule I controlled substance, and as such, medical and adult use cannabis use is illegal under U.S. federal law.

In August 29, 2023, the Department of Health and Human Services (“HHS”) recommended to the Drug Enforcement Administration (“DEA”) that marijuana be rescheduled from Schedule I to Schedule III under the Controlled Substances Act. Subsequently, on April 30, 2024, the DEA proposed a rule to reschedule marijuana from Schedule 1 to Schedule III under the Controlled Substance Act. The public comment period for the proposed rule has now closed, but there is no anticipated date, if any, for the rescheduling to become effective. The recommendation by both HHS and the DEA to reschedule marijuana to Schedule III indicates evidence supporting accepted medical use and the moderate to low potential for physical and psychological dependence.

However, until this proposed rule is finalized or until the U.S. Congress amends the Controlled Substances Act with respect to marijuana (and the President approves such amendment), there is a risk that federal authorities may enforce current federal law. Financial transactions involving proceeds generated by, or intended to promote, cannabis-related business activities in the United States may form the basis for prosecution under applicable U.S. federal money laundering legislation. While the approach to enforcement of such laws by the federal government in the United States has trended toward non-enforcement against individuals and businesses that comply with medical or adult-use cannabis regulatory programs in states where such programs are legal, strict compliance with state laws with respect to cannabis will neither absolve us of liability under U.S. federal law, nor will it provide a defense to any federal proceeding which may be brought against us should we expand our operations into the U.S.

 However, since U.S. federal law criminalizing the use of marijuana pre-empts state laws that legalize its use, enforcement of federal law regarding marijuana may be a significant risk and could greatly harm our business, prospects, revenue, results of operation and financial condition if we were to expand our operations into the United States. We currently have no operations in the United States and no plans to expand our operations into the United States in the foreseeable future.

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

We will operate and, accordingly, will be subject to income tax and other forms of taxation in multiple jurisdictions, especially as, if and when we consummate our business combination with First Towers and Fiber Corp. We may be subject to income taxes and non-income taxes in a variety of jurisdictions and our tax structure may be subject to review by both domestic and foreign taxation authorities. Those tax authorities may disagree with our interpretation and/or application of relevant tax rules. A challenge by a tax authority in these circumstances might require us to incur costs in connection with litigation against the relevant tax authority or reaching a settlement with the tax authority and, if the tax authority’s challenge is successful, could result in additional taxes (perhaps together with interest and penalties) being assessed on us, and as a result an increase in the amount of tax payable by us. In addition, we may be subject to different taxes imposed by the local governments in the jurisdictions where we operate, and changes within such tax, legal and regulatory framework may have an adverse effect on our financial results.

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

We expect to have sufficient capital to fund our current operations at least through the middle of 2025. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances or a combination of these approaches. Raising funds in the current economic environment may present additional challenges. It is not certain that we have accounted for all costs and expenses of future development and regulatory compliance. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

Although our Common Shares are listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing, including as a result of our planned business combination with First Towers and Fiber Corp. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s listing standards, our Common Shares may be delisted or we will be unable to consummate such planned business combination. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our Common Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell our Common Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Common Shares. The delisting of our Common Shares could significantly impair our ability to raise capital and the value of your investment.

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

On July 3, 2023, we received a new letter from the staff of the Listing Qualifications Department of the Nasdaq, notifying the Company that it is again not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). It resulted from the fact that the closing bid price of the Company’s Common Shares, below $1.00 per share for a period of 30 consecutive business days. As a result, we implemented a 1-for-40 reverse stock split on its Common Shares effective May 23, 2024 in order to regain compliance.

On May 14, 2024, the Company received written notification from the Listing Qualifications Department of Nasdaq, indicating that based on the Company’s shareholders’ equity of $(3,828,892) for the fiscal year ended December 31, 2023, the Company was no longer in compliance with the minimum shareholders’ equity requirement of $2.5 million as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Stockholders Equity Requirement”) for continued listing on Nasdaq. Between February 2024 and October 2024, the Company raised an aggregate of approximately $11.5 million from the public sales of its securities. Also, on March 24, 2024, the Company sold RPK for gross proceeds of $2.0 million, before fees and expenses. As a result of the foregoing events, the Company believes it has regained compliance with the Stockholders Equity Requirement. Nevertheless, Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of the Company’s next periodic report it does not evidence compliance, that it may be subject to delisting.

The Company can give no assurance that it will not again be subject to delisting as a result of the Minimum Bid Price Requirement, the Stockholders Equity Requirement, or any other listing requirement. Additionally, the Company is again considering another reverse stock split subject to the parameters proposed at our 2025 shareholder’s meeting, which could have a material adverse effect on our liquidity and stock price.

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

Investors may be unable to enforce judgments against certain of our directors and officers because they reside outside of the United States.

We are incorporated under the laws of the Province of Ontario, Canada and most of our assets are located outside of the United States. Furthermore, most of our directors and officers reside outside of the United States in Canada. As a result, investors may not be able to effect service of process within the United States upon such of our directors or officers or enforce against them in U.S. courts, judgments predicated on U.S. securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts, judgments obtained against these persons in courts located in jurisdictions outside of the United States.

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

Risks Relating to the Proposed Business Combination with First Towers and Fiber Corp.

We expect to be subject to numerous risks relating to the planned business combination transaction with First Towers and Fiber Corp.

We expect to be subject to numerous risks relating to the planning, implementation and consummation of the planned business combination transaction with First Towers and Fiber Corp. These risks include the following:

●	The market price of Akanda Common Stock will continue to fluctuate after the Transaction.

●	The Transaction may not be completed, and the definitive documents may be terminated in accordance with its terms. The termination of the SEA could negatively impact Akanda and the market price of Akanda Common Stock.

●	As a result of the Transaction, the market price for Akanda Common Stock may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of Akanda Common Stock.

●	After the Transaction, Akanda stockholders will have a significantly lower ownership and voting interest in Akanda post-Transaction than they currently have in Akanda and will exercise less influence over management and policies of Akanda post-Transaction.

●	Until the completion of the Transaction or the termination of the SEA in accordance with its terms, Akanda is restricted from entering into certain transactions and taking certain actions that might otherwise be beneficial to Akanda and/or its stockholders.

●	Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the Transaction.

●	Except in specified circumstances, if the Transaction has not occurred by the End Date, either First Towers or Akanda may choose not to proceed with the transaction.

●	Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the Transaction.

●	Whether or not the Transaction is completed, the announcement and pendency of the Transaction could cause disruptions in the business of Akanda, which could have an adverse effect on its business and financial results.

●	The Transaction will involve substantial costs.

●	Lawsuits filed against Akanda and/or First Towers may delay or prevent the Transaction from being completed.

●	The First Towers and Akanda’s unaudited prospective financial information is inherently subject to uncertainties, the unaudited pro forma condensed combined financial information included in this document is preliminary and Akanda’s post-Transaction actual financial position and results of operations after the Transaction may differ materially from these estimates and the unaudited pro forma condensed combined financial information included in this prospectus.

●	Akanda will require additional financing and cannot be certain that such additional financing will be available on reasonable terms when required, or at all.

●	Future cash flow fluctuations may affect Akanda’s ability to fund Akanda’s working capital requirements or achieve Akanda’s business objectives in a timely manner.

We expect to be subject to numerous risks relating to the business of First Towers and Fiber Corp. after the successful consummation of the combination transaction.

We expect to be subject to numerous risks relating to the business of First Towers and Fiber Corp. These risks include the following:

●	Akanda may be exposed to increased litigation, which could have an adverse effect on Akanda’s business and operations post-Transaction.

●	Akanda’s existing business may be secondary to First Tower’s existing business. Akanda Shareholders will therefore after the Transaction have a continuing equity interest predominantly in the business of First Towers.

●	The continuation of the Legacy Business is dependent on the Transaction and continued regulatory approval, may not result in monetization, and holders of Common Shares of Akanda may not receive any consideration in connection with the Legacy Business.

●	Akanda’s debt post-Transaction may limit its financial flexibility.

●	Declaration, payment and amounts of dividends, if any, to stockholders of Akanda post-Transaction will be uncertain.

●	Holders of Akanda’s Common Stock may be diluted by the future issuance of additional Common Stock, preferred stock or securities convertible into shares of Common Stock or preferred stock in connection with incentive plans, acquisitions or otherwise; future sales of such shares in the public market or the expectation that such sales may occur may decrease the market price of Akanda’s Common Stock.

●	Because Akanda is a corporation incorporated in Ontario and some of its directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against Akanda based solely upon the federal securities laws of the United States.

●	First Towers has a limited operating history and operates in an evolving sector. Its future earnings, if any, and cash flows may be volatile, resulting in uncertainty about the prospects of Akanda post-Transaction.

●	First Towers is highly dependent on its management team, and the loss of any of its senior executive officers or other key employees could harm its ability to implement its strategies, impair its relationships with clients and adversely affect the business, results of operations and growth prospects of Akanda post-Transaction.

●	First Towers’s insurance may not adequately cover its operating risk and Akanda post-Transaction may have difficulty obtaining insurance at economically viable rates.

●	Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

●	Disease outbreaks or public health emergencies could adversely affect our future operations.

●	First Towers’s growth and financial health are subject to substantial uncertainty due to extreme market volatility in securities prices, reduced liquidity and credit availability, rating downgrades of certain investments and declining values.

●	The current and future state of the domestic and global economy, including increased costs and inflation may adversely affect the operations and anticipated revenue of Akanda post-Transaction.

●	A significant failure or deterioration in the First Towers’s dark fiber optic network and its control systems could have a Material Adverse Effect on its business and operating results.

●	First Towers may experience breaches of security at its facilities or on its networks or losses as a result of the theft of its products.

●	First Towers’s networks and services may be affected from time to time by design and manufacturing defects that could cause a Material Adverse Effect on First Towers’s business and result in harm to First Towers’s reputation.

●	First Towers will need to raise substantial additional funds in the future, which funds may not be available or, if available, may not be available on acceptable terms.

●	First Towers may be subject to risks associated with climate change, including the potential increased impact of severe weather events on First Towers’s operations and infrastructure.

●	First Towers and its third-party suppliers must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how First Towers does, or interrupt First Towers’s business.

●	First Towers’s networks, service coverage, and telecommunication infrastructure may be subject to regulation, such as Mexico’s Federal Telecommunications Institute (IFT) and the Agency of Digital Transformation and Telecommunication (ADTT), and operational risks, such as network outages and transmission interference, which may limit demand for First Towers’s services in such environments and harm our business and operating results.

●	Infrastructure development and maintenance is a long, expensive and uncertain process.

●	Rapid technological changes may adversely affect the market acceptance of First Towers’s networks and services and could adversely affect its business, financial condition and results of operations.

●	First Towers may face competition from other telecommunications companies, many of which have substantially greater resources.

●	If the First Towers’s services do not experience significant growth, if First Towers cannot create and expand its customer base, or if its services do not achieve broad acceptance, then First Towers may not be able to achieve its anticipated level of growth.

●	If First Towers’s proposed marketing efforts are unsuccessful, First Towers may not earn enough revenue to become profitable.

●	First Towers may engage in transactions with businesses that may be affiliated with our officers, directors or significant stockholders, and which may involve actual or potential conflicts of interest.

●	Adverse global economic, market and industry conditions and other geopolitical issues may impact First Towers’s operations which could have a negative effect on First Towers’s business results and financial condition and liquidity.

●	Operating in highly regulated businesses requires significant resources.

●	The growth of First Towers’s business continues to be subject to new and changing federal, state, and local laws and regulations.

●	First Towers will be subject to rapidly changing and increasingly stringent laws, regulations, industry standards, and other obligations relating to privacy, data protection, and data security. The restrictions and costs imposed by these requirements, or First Towers’s actual or perceived failure to comply with them, could harm First Towers’s business.

●	First Towers may be forced to litigate to defend its Intellectual Property (“IP”) rights, or to defend against claims by third parties against First Towers relating to IP rights.

●	Other companies may claim that First Towers infringes their IP, which could materially increase First Towers’s costs and harm First Towers’s ability to generate future revenue and profit.

●	First Towers may be subject to risks related to information technology systems, including cyber-security risks; successful cyber-attacks or technological malfunctions can result in, among other things, financial losses, the inability to process transactions, the unauthorized release of confidential information and reputational risk, all of which would negatively impact First Towers’s business, financial condition or results of operations.

●	Maintaining the integrity of First Towers’s computer systems and protecting confidential information and personal identifying information may become increasingly costly, as cyber-security incidents could disrupt business operations, result in the loss of critical and confidential information, and adversely impact First Towers’s reputation and results of operations.

●	Losses or unauthorized access to or releases of confidential information, including personal information, could subject First Towers to significant reputational, financial, legal and operational consequences.

●	Any material disruption in our information systems could adversely affect First Towers’s business.

●	First Towers’s future performance depends in part on support from third-party software developers.

●	First Towers may be subject to liability arising from any fraudulent or illegal activity by its employees, contractors and consultants.

●	First Towers’s dependence on suppliers and service partners for the parts and components in its development and maintenance of telecommunication infrastructure may result in shortages of key components necessary for First Towers’s products and services.

●	If First Towers or First Towers’s third-party service providers experience a security breach, or if unauthorized parties otherwise obtain access to First Towers’s customers’ data, First Towers’s reputation may be harmed, demand for services may be reduced, and First Towers may incur significant liabilities.

●	For certain of the components and services included in First Towers’s products there may be a limited number of suppliers First Towers can rely upon and if First Towers is unable to obtain these components and services when needed, First Towers could experience delays in repairing or maintaining its telecommunication infrastructure and providing services, and its financial results could be adversely affected.

●	First Towers may pursue strategic transactions in the future, which could be difficult to implement, disrupt First Towers’s business or change First Towers’s business profile significantly.

●	First Towers’s telecommunication infrastructure may be at risk of unexpected technical failure due to the unavailability of third-party information and infrastructure services such as communications, data processing, computing power, SaaS, and other information and infrastructure services or technical issues with third party dependent data and software platforms.

●	First Towers is subject to privacy laws in each jurisdiction in which it operates and First Towers may face risks related to breaches of the applicable privacy laws.

●	First Towers is exposed to cyber-security incidents resulting from deliberate attacks or unintentional events.

●	Failure to attract, retain and motivate key employees may adversely affect First Towers’s ability to compete and the loss of the services of key personnel could have a Material Adverse Effect on its business.

●	Litigation costs and the outcome of litigation could have a Material Adverse Effect on its business.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

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

At the closing of the Cannahealth Acquisition on November 3, 2021, Cannahealth owned all the issued and outstanding equity interests of Canmart and Bophelo Holdings, which owned all the issued and outstanding equity interests of Bophelo. As a result of the Acquisition, both Bophelo and Canmart became our indirect wholly-owned subsidiaries. As consideration for this Acquisition, we issued 16,407 Common Shares to Halo at a price of $800.00 per share, resulting in Halo owning approximately 68.3% of all our outstanding Common Shares at the closing of the Cannahealth Acquisition.

On November 12, 2021, Halo transferred 2,625 Common Shares to an unaffiliated party, 1306077 B.C. LTD. (the “Halo Transferee”), which resulted in Halo owning 49.6% of our issued and outstanding Common Shares (the “Halo Transfer”) at the time. On 14 March 2022, and pursuant to a convertible debenture agreement between Akanda and Halo, Akanda issued 2,057 Common Shares to Halo to settle the principal amount and accrued interest (at the time of conversion) of $6,582,980 owing to Halo in terms of the convertible debenture agreement.

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

The Purchase Price for the Holigen Acquisition was comprised of (i) of $3,000,000 in cash and (ii) 2,375 Common Shares, no par value per share, of Akanda (the “Akanda Shares”). The Akanda Shares were issued pursuant to Regulation S of the Securities Act. Concurrent to the closing of the Holigen Acquisition, Akanda purchased 14,285,714 Common Shares of Flowr for an aggregate purchase price of CAD$999,999.98.

RPK’s operations consisted of a 20,000 square foot indoor EU GMP certified grow facility located near Sintra, Lisbon, Portugal, dedicated to the cultivation of high-THC premium cannabis as well as a 180+ acre outdoor facility located in Aljustrel. In 2020, Holigen grew more than 20 high-THC strains at the Aljustrel facility making it the largest outdoor medical cannabis grow in the EU.

On July 15, 2022, our indirect wholly-owned subsidiary Bophelo, a Lesotho company, was placed into liquidation by the High Court of Lesotho (the “Lesotho Court”) pursuant to an unauthorized application and request that was filed by Louisa Mojela, our former Executive Chairman, who was terminated as Executive Chairman of Akanda in July 2022, and the Mophuti Matsoso Development Trust, which we believe was established by Ms. Mojela. Mr. Chavonnes Cooper of Cape Town, South Africa, was appointed by the Lesotho Court as liquidator of Bophelo for purposes of maintaining the value of the assets owned or managed by Bophelo. We intended to seek to recover significant loans made to Bophelo to fund the execution of Bophelo’s business plan; however, due to lack of funds and resources, we are not at this time actively contesting the matter and we can give no assurance that we will do so in the future. Even if we do so actively contest the matter, there can be no assurance that we will be successful in reversing the Lesotho Court’s determination to place Bophelo in liquidation. As a result of Bophelo’s liquidation, during the year ended December 31, 2022, Bophelo ceased operations and we derecognized its assets and have since determined that it is no longer a significant subsidiary. We will continue to report about Bophelo, until such time as our inquiry into the liquidation confirms that the process is complete.

On August 9, 2022, we entered into a cooperation agreement with Cansativa GmbH to allow the Cansativa platform to supply the German market with dried flowers from Akanda’s EU-GMP certified indoor grow facility in Sintra, Portugal. All pharmacies in Germany will be able to purchase these products through the Cansativa platform. In 2024, this cooperation agreement was terminated as a result of our exiting our European business.

On September 13, 2022, we entered into an exclusive license agreement with international cannabis lifestyle brand Cookies. The multi-year agreement enabled us to pursue medical and future adult-use opportunities in Europe with what we believed was one of the best-known cannabis brands and highest quality genetics in the world. In 2024, this license agreement was terminated as a result of our exiting our European business.

In July 2022, our former Executive Chairman, Louisa Mojela was summarily terminated as Chairman of Bophelo for Cause, as a “bad leaver”. In the event that the Lesotho Court does not reverse its determination to place Bophelo in liquidation, we may, subject to funding and resources, seek to recover significant loans that we have made to Bophelo to fund the execution of Bophelo’s business plan, including payment of rents and staffing costs. On October 20, 2022 Ms. Mojela filed a claim against Canmart and Akanda for wrongful termination of her Service Agreement. Ms. Mojela sought £1,832,150.62 plus further administrative and legal fees. The Company denied her claim and lodged a counterclaim lodged for losses caused by Ms. Mojela including a loan of US $6,849,935.69 Akanda advanced to Bophelo. As at December 31, 2023, Ms. Mojela’s entire application failed. At the Consequentials hearing on January 15, 2024 Canmart and Akanda were awarded £60,000 in legal costs. On 5 February 2024, Mojela sought permission to appeal of the summary judgment decision but her application for permission to appeal was refused on 11 April 2024. On 17 April, 2024, Mojela applied for a hearing to renew her application to appeal. This claim was resolved via a confidential settlement on December 2, 2024 and no amounts beyond this settlement are further owing to Ms. Mojela.

On November 30, 2022, our former Chief Executive Officer, Tejinder Virk was placed on a paid leave of absence due to an internal investigation into Mr. Virk’s conduct as our Chief Executive Officer and as a director of Canmart. In February 2023, Mr. Virk notified us of his resignation as our Chief Executive Officer. Mr. Virk’s resignation was a result of disagreement with us regarding contractual obligations owed pursuant to the Service Agreement between Mr. Virk, Halo Labs Inc., as guarantor, and Canmart Limited. According to Mr. Virk, the Company and Canmart committed a breach of the Service Agreement by failing to pay him monies and benefits owed following his placement on a paid leave of absence in November 2022. On February 13, 2023, we notified Mr. Virk that he has was summarily dismissed. On May 12, 2023, Mr. Virk issued a claim for detriment and dismissal for alleged protected disclosures totaling £1,630,302.22. The claim has been denied in it’s entirely. Witness statements were exchanged on 30 April 2024 and the Tribunal hearing was scheduled and took place by video in May 2024. This claim was resolved via a confidential settlement on May 10, 2024 and no amounts beyond this settlement are further owing to Mr. Virk.

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

On September 20, 2023, the Company announced the signing of an option to develop a Canadian THC and CBD farming facility. The Company and 1107385 B.C. LTD (“1107385”), have agreed upon terms to purchase farming land and related operations and licenses, pursuant to which, the key deal terms are as follows:

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

To date, Akanda has made the first three option payments and an additional $750,000 milestone payment as a result of our obtaining a hemp license from Health Canada in September 2024. We also anticipate making additional payments once the remaining milestones are achieved, of which we can give no assurance of success. To date, we have not yet cultivated any product from this farming facility.

Sale of RPK

On February 28, 2024, the Company entered into a share purchase agreement with Somai, Cannahealth and Holigen to sell all the shares of RPK to Somai for a consideration of $2,000,000. In addition, Somai agreed to assume up to 1,000,000 Euros of current liabilities and RPK’s debt with the senior secured lender bank, Caixa Agricola. In total, Somai agreed to assume approximately 4,000,000 Euros of debt. On March 24, 2024, the Company completed the transaction with Somai for the sale of RPK.

On June 12, 2021, we entered into a finder’s fee agreement with Cannera Holdings LTD, a British Columbia corporation, pursuant to which we agreed to pay to it a finder’s fee of 5% of the gross sales price of RPK payable at closing for identifying and introducing or otherwise assisting us with completing the sale of RPK. On February 28, 2024, we paid an invoice of $425,000 to Cannera.

Nasdaq Stockholders Equity Requirement

On May 14, 2024, the Company received written notification from the Listing Qualifications Department of Nasdaq, indicating that based on the Company’s shareholders’ equity of $(3,828,892) for the fiscal year ended December 31, 2023, the Company was no longer in compliance with the minimum shareholders’ equity requirement of $2.5 million as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Stockholders Equity Requirement”) for continued listing on Nasdaq.

Between February 2024 and October 2024, the Company raised an aggregate of approximately $11.5 million from the public sales of its securities. Also, on March 24, 2024, the Company sold RPK for gross proceeds of $2.0 million, before fees and expenses.

As a result of the foregoing events, the Company believes it has regained compliance with the Stockholders Equity Requirement. Nevertheless, Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of the Company’s next periodic report it does not evidence compliance, that it may be subject to delisting.

Financing Transactions

On February 1, 2024, the Company entered into a securities purchase agreement with an accredited investor in connection with the issuance and sale by the Company in a registered direct offering (the “Registered Direct Offering”) at market price in accordance with Nasdaq rules of 3,510 Common Shares at a purchase price of $32.48 per share, and pre-funded warrants to purchase 18,287 Common Shares at a purchase price of $32.472 per pre-funded warrant, and the exercise price of each pre-funded warrant is $0.008 per share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-276577) and a related base prospectus, together with the related prospectus supplement dated as of February 2, 2024, filed with the Securities and Exchange Commission. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrant. The closing of the issuance of the Common Shares and pre-funded warrants occurred on February 2, 2024. The gross proceeds from the offering were approximately $708,000 before deducting the financial advisor’s fees and other estimated expenses relating to such offering. All of the pre-funded warrants have been exercised in accordance with their terms.

On March 1, 2024, the Company entered into a securities purchase agreement with an accredited investor in connection with the issuance and sale by the Company in a Registered Direct Offering of 4,598 Common Shares at a purchase price of $16.4352 per share, and pre-funded warrants to purchase 4,524 Common Shares at a purchase price of $16.4272 per pre-funded warrant, and the exercise price of each pre-funded warrant is $0.008 per share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-276577) and a related base prospectus, together with the related prospectus supplement dated as of March 1, 2024, filed with the Securities and Exchange Commission. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrant. The closing of the issuance of the Common Shares and pre-funded warrants occurred on March 4, 2024. The gross proceeds from the offering were approximately $150,000 before deducting the financial advisor’s fees and other estimated expenses relating to such offering. All of the pre-funded warrants have been exercised in accordance with their terms.

On March 4, 2024, the Company entered into a securities purchase agreement with an accredited investor in connection with the issuance and sale by the Company in a Registered Direct Offering of 4,598 Common Shares at a purchase price of $13.4976 per share, and pre-funded warrants to purchase 4,662 Common Shares at a purchase price of $13.4896 per pre-funded warrant, and the exercise price of each pre-funded warrant is $0.008 per share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-276577) and a related base prospectus, together with the related prospectus supplement dated as of March 4, 2024, filed with the Securities and Exchange Commission. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrant. The closing of the issuance of the Common Shares and pre-funded warrants occurred on March 5, 2024. The gross proceeds from the offering were approximately $125,000 before deducting the financial advisor’s fees and other estimated expenses relating to such offering. All of the pre-funded warrants have been exercised in accordance with their terms.

On March 25, 2024, the Company entered into a firm commitment underwriting agreement with Univest Securities, LLC (“Univest”), as the underwriter in connection with the issuance and sale by the Company in an underwritten public offering of 38,593 Common Shares at a purchase price of $9.736 per share, and pre-funded warrants to purchase 474,965 Common Shares at a purchase price of $9.728 per pre-funded warrant, pursuant to the Company’s effective registration statement on Form F-1 (File No.: 333-277182) and a related preliminary prospectus, together with the related final prospectus dated as of March 26, 2024, filed with the Securities and Exchange Commission. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitation as set forth in the pre-funded warrant. The gross proceeds from the underwritten public offering were $5,000,000 before deducting underwriting discounts and commissions, and estimated expenses payable by the Company. The closing of the underwritten public offering occurred on March 27, 2024. All of the pre-funded warrants have been exercised in accordance with their terms.

On May 17, 2024, the Company entered into a securities purchase agreement with an accredited investor in connection with the issuance and sale by the Company in a Registered Direct Offering of 31,142 Common Shares at a purchase price of $8.248 per share, and pre-funded warrants to purchase 271,961 Common Shares at a purchase price of $8.240 per pre-funded warrant, and the exercise price of each pre-funded warrant is $0.008 per share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-276577) and a related base prospectus, together with the related prospectus supplement dated as of May 17, 2024, filed with the Securities and Exchange Commission. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrants. The closing of the issuance of the Common Shares and pre-funded warrants occurred on May 17, 2024. The gross proceeds from the offering were approximately $2,500,000 before deducting the financial advisor’s fees and other estimated expenses relating to such offering. All of the Pre-Funded Warrants have been exercised.

On May 17, 2024, the Company entered into a securities purchase agreement with an accredited investor in connection with the issuance and sale by the Company in a Registered Direct Offering of 31,142 Common Shares at a purchase price of $8.248 per share, and pre-funded warrants to purchase 150,720 Common Shares at a purchase price of $8.240 per pre-funded warrant, and the exercise price of each pre-funded warrant is $0.008 per share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-276577) and a related base prospectus, together with the related prospectus supplement dated as of May 17, 2024, filed with the Securities and Exchange Commission. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the pre-funded warrants. The closing of the issuance of the Common Shares and pre-funded warrants occurred on May 20, 2024. The gross proceeds from the offering were approximately $1,500,000 before deducting the financial advisor’s fees and other estimated expenses relating to such offering. All of the Pre-Funded Warrants have been exercised.

On October 2, 2024, the Company entered into a firm commitment underwriting agreement with Univest as the underwriter in connection with the issuance and sale by the Company in an underwritten public offering of 129,470 Common Shares at a purchase price of $2.00 per share, and pre-funded warrants to purchase 620,530 Common Shares at a purchase price of $0.0002 per pre-funded warrant, pursuant to the Company’s effective registration statement on Form F-1 (File No. 333-281945) and a related preliminary prospectus, together with the related final prospectus dated as of October 2, 2024, filed with the Securities and Exchange Commission. The pre-funded warrants were immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full, subject to certain beneficial ownership limitation as set forth in the pre-funded warrant. The gross proceeds from the underwritten public offering were $1,500,000 before deducting underwriting discounts and commissions, and estimated expenses payable by the Company. The closing of the underwritten public offering occurred on October 3, 2024. All of the pre-funded warrants have been exercised in accordance with their terms.

Our indirect wholly-owned subsidiary Bophelo, a Lesotho company, was focused on the cultivation of cannabis, the production of medical cannabis products including dried flower, oils, and other concentrates and the supply of such medical cannabis products to wholesalers in international markets. As a result of Bophelo’s liquidation, during the year ended December 31, 2022, Bophelo ceased operations and we derecognized its assets and have since determined that it is no longer a significant subsidiary. We will continue to report about Bophelo, until such time as our inquiry into the liquidation confirms that the process is complete.

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

Reverse Stock Split

On May 21, 2024, we implemented a 1-for-40 reverse stock split of our Common Shares. Every 40 shares of our issued and outstanding Common Shares were automatically converted into one issued and outstanding common share. No fractional shares were issued as a result of the reverse stock split. Instead, any fractional shares that resulted from the split were rounded down to the next whole number. The reverse stock split affected all shareholders uniformly and did not alter any shareholder’s percentage interest in the Company’s outstanding Common Shares, except for adjustments that resulted from the treatment of fractional shares.

On November 14, 2024, we implemented a 1-for-2 reverse stock split of our Common Shares. Every 2 shares of our issued and outstanding Common Shares were automatically converted into one issued and outstanding common share. No fractional shares were issued as a result of the reverse stock split. Instead, any fractional shares that resulted from the split were rounded down to the next whole number. The reverse stock split affected all shareholders uniformly and did not alter any shareholder’s percentage interest in the Company’s outstanding Common Shares, except for adjustments that resulted from the treatment of fractional shares.

Resignation of Harvinder Singh

On April 24, 2024, Mr. Harvinder Singh resigned as an independent director of the Board of Directors of the Company. A Resignation and Mutual Release Agreement dated April 24, 2024 was entered between the Company and Mr. Singh, pursuant to which the Company agreed to pay Harvinder Singh a separation and release amount of $50,000.

Bridge Loan

On November 21, 2024, the Company entered into a Bridge Loan Agreement with First Towers & Fiber Corp., a corporation incorporated under the laws of the Province of British Columbia (“First Towers”) and a company controlled by a director of the Company, pursuant to which the Company loaned out $350,000 (the “Loan”) to First Towers. Interest of the prime rate (as defined in the Loan Agreement) plus 2% will accrue and be calculated daily on the principal amount of the Loan on the basis of the actual number of days the Loan is outstanding in a year of 365 or 366 days, as applicable, and will be compounded and payable monthly in arrears on the first business day of each month.

Purchase of FTFC

On March 5, 2025, the Company entered into a Share Exchange Agreement with First Towers & Fibers Corp., a corporation existing under the laws of the Province of British Columbia (“FTFC”) and the common shareholders of FTFC (the “Shareholders”). Subject to the terms and conditions set forth in the agreement, the parties will enter into a business combination transaction, pursuant to which, among other things, all of the common shares of FTFC shall be exchanged for either common shares, no par value, of the Company, or cash, and FTFC shall be continuing as a wholly owned subsidiary of the Company. For a detailed description of the transaction, please refer to Note 24 of the Audited Consolidated Financial Statements as of and for the years ended December 31, 2024 and 2023 included elsewhere in this Form 20-F.

Cessation of Canmart Ltd.

On March 5, 2025, the Company announced that after evaluating the current state of the Company’s business of importing and distributing cannabis-based products in the United Kingdom through its Canmart Ltd. subsidiary, the Company’s Board of Directors has determined to discontinue and cease its U.K operations and shut down Canmart Ltd. The Board came to this conclusion after receiving notification from Canmart’s directors that they intend to resign and the difficulty in finding qualified replacements, determining that the expense and timing of renewing its license to operate in the U.K. when compared to projected near-term future revenues is not cost effective, and evaluating the continued potential exposure to Canmart’s existing lawsuits, among other things.

Financing Transaction

Commencing on March 25, 2025, the Company entered into a series of Subscription Agreements with the investors signatory thereto pursuant to which the Company sold to the Investors an aggregate of 228,572 restricted common shares of the Company at a subscription price per share of $1.40, or aggregate gross proceeds to the Company of approximately $320,000.

Our principal executive offices and mailing address are located at c/o Gowling WLG, 100 King St. W, Suite 1600, Toronto, ON M5X 1G5, Canada, and our telephone number is +1 (416) 862-7525.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website akandacorp.com. The information contained on our website is not a part of this annual report.

Appointment of Usama Chaudhry

On April 10, 2025, the Board of Directors of Akanda increased the size of its Board and appointed Usama Chaudhry, who the Company’s Board has determined meets the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Securities Exchange Act of 1934, as amended.

B.	Business Overview

Background

We are a cannabis cultivation, manufacturing and distribution company. We are an early stage, emerging growth company headquartered in Toronto, Canada. We have a limited operating history and minimal revenues to date. We expect to expand our cultivation operations and develop sales channels of our cannabis products.

1900 Ferne Road, Gabriola Island, British Columbia

On September 19, 2023, Akanda entered an option to purchase agreement for Canadian farming property in British Columbia, including related operations and licenses, from 1107385. On September 22, 2023, Akanda entered an amended and restated purchase agreement with 1107385 for the property. We plan to develop THC and CBD facilities at this site. We agreed to issue a non-refundable payment equal to $1,800,000, broken up into three payments, and if paid in our Common Shares will be based on a formula to calculate the per share price as set forth in the agreement. On September 22, 2023, we paid the first payment by issuing 21,997 Common Shares. On April 4, 2024, we paid the second payment of $600,000 and the third payment of $600,000. Additional payments to the seller will be made based upon milestones achieved from the development, including THC cultivation, sales of product, CBD cultivation, and hemp cultivation. On September 5, 2024, Health Canada approved a hemp license for Akanda’s subsidiary, 1468243 B.C. LTD, which triggered another milestone. As a result, Akanda was required to pay an additional $750,000 to the seller within ten business days of the milestone event and made the payment on September 16, 2024. To date, we have not yet cultivated any product from this land.

Competition

Canada

CBD

The industry in which we intend to operate is subject to intense and increasing competition. The Canadian hemp industry has stabilized around 29,309 acres in 2023, and Canada has established a global leadership position in producing hemp grain for food. The Hemp industry maintains that hemp could become Canada’s next “canola”. Innovation and technological development in this industry has been almost exclusively privately funded and enabled to date. CBD competitors include Charlotte’s Web, Cresco Labs, and the Valens Company.

THC

Some of the larger competitors in this segment include Aurora Cannabis, Canopy Growth, Aphria, CannTrust Holdings, and Aleafia Health. We believe this market is worthwhile to enter as long as we can keep costs down and deliver high yields. According to Health Canada, as of 2023, there was 63.2 million square feet of outdoor area licensed for cannabis production and 16.3 million square feet of greenhouse and indoor areas for cannabis production. These numbers are down from the peak of 76.7 million square feet of outdoor area in 2021 and the peak of 23.9 million square feet of indoor area in 2020.

Human Capital Resources

Our Commitments and Values

Our Company’s motto of “Grow. Move. Heal.” relays Akanda’s vision to create a climate embodying positive change in the cannabis industry. Our Company is committed to building a quality cultivation facility, connecting consumers in Canadawith diverse products including cultivated cannabis products. We create an atmosphere of positive change by relying on diverse opinions and perspectives, leveraging cross-cultural competencies, and achieving the full potential of the business.

We intend to continue to focus on developing a culture of compliance, which includes training for the Company’s employees on applicable corporate policies, including our Code of Conduct, Insider Trading and Trading Window Policy, and Corporate Governance Guidelines.

As of April 30, 2025, and as a result of the discontinuance of our Canmart operations and our transition to cultivating cannabis products at our British Columbia facilities, Akanda ceased having any full time employees and has a total of 2 part-time executives. As of April 30, 2025, none of our employees were represented by labor unions or subject to collective bargaining agreements. As previously expressed, we have not yet begun cultivation operations at our British Columbia location.

Our human capital resource management approach is based on the following:

●	Talent Acquisition and Development. We rely on talented employees and will need to more knowledgeable and passionate talent as our operations expand throughout our subsidiaries in both the U.K. and Canada.

●	Diversity and Inclusion. We are committed to creating a diverse and inclusive workplace, where all employees feel valued, respected, and supported. We are focused on strategies for increasing diversity, promoting inclusivity, and reducing biases across the organization. Further, we seek to continue to decrease any stigma or bias associated with cannabis. Diversity and inclusion is a priority for our Company, and Akanda wants talented people from a variety of backgrounds both in our team and in our subsidiaries’ teams.

●	Health and Safety. We are committed to providing a safe and healthy workplace for all employees.

●	Compensation and Benefits. We strive to provide competitive compensation and benefits that align with industry standards and reflect the value that our employees bring to the organization.

●	Employee Engagement. We want our employees to be satisfied and engaged in their career with Akanda, as we believe that engaged employees are more productive, innovative, and committed to the Company’s success as a whole.

Regulation

Regulatory Framework in Canada

On October 17, 2018, the Cannabis Act (S.C. 2018, c. 16) (the “Cannabis Act”) and the regulations enacted under the Cannabis Act, which set out the rules and standards that apply to the production, distribution, sale, importation and exportation of cannabis by federal license holders (the “Cannabis Regulations”), came into force, legalizing the sale of cannabis for adult recreational use. Cannabis in Canada is subject to a complex regulatory framework arising from federal, provincial, and territorial legislation. The Cannabis Act and the Cannabis Regulations provide the framework for legal access to medical and non-medical cannabis, and control and regulate its production, distribution, sale, import and export. The provinces and territories of Canada have enacted legislation to control and regulate how non-medical cannabis is distributed and sold within their respective jurisdictions.

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

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, large shareholders, and individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. The Minister considers many factors and may refuse to grant security clearances to individuals with, among other things, organized crime associations or past convictions for, or in association with, drug trafficking, corruption, or violent offences. Individuals who have a history of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded by legislation from participating in the legal cannabis industry, and the granting of security clearance to such individuals is at the discretion of the Minister.

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

Health Products and Cosmetics Containing Cannabis

Health Canada has taken a scientific, evidence-based approach to the oversight of health products containing cannabis that are approved with health claims, including prescription and non-prescription drugs (human and veterinary), medical devices, natural health products (“NHPs”), and veterinary health products. Drugs, NHPs, and veterinary health products may only contain parts of the cannabis plant that are not subject to the Cannabis Act, and Industrial Hemp derivatives that do not contain isolated or concentrated phytocannabinoids or synthetic duplicates thereof (e.g. THC, CBD, etc.). Per Health Canada’s Cosmetic Ingredient Hotlist, the use of cannabis species (hemp) derivatives (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics, are permitted, subject to the provisions of the Cosmetic Ingredient Hotlist and the Industrial Hemp Regulations. Cosmetics must not contain isolated or concentrated phytocannabinoids or synthetic duplicates thereof.

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

Under Part 14 of the Cannabis Regulations, patients maintain three options for obtaining cannabis for medical purposes: (i) they can continue to access cannabis by registering with licensees holding a license to sell for medical purposes; (ii) they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or (iii) they can designate someone else to produce cannabis for them. With respect to (ii) and (iii), starting materials, such as plants or seeds, must be obtained from licensees. Starting materials for personal production, such as plants or seeds, must be obtained from a license holder.

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

Province/Territory	Legal Age	Where it is Legal to Purchase
Alberta	18	Private licensed stores or government-operated online store
British Columbia	19	Government-operated stores or online, or private licensed stores
Manitoba	19	Private licensed stores or online
New Brunswick	19	Government-operated stores or online, or private licensed stores
Newfoundland and Labrador	19	Private licensed stores or government-operated online store
Northwest Territories	19	Government-operated stores or online, or private licensed stores
Nova Scotia	19	Government-operated stores or online
Nunavut	19	Government-operated online store
Ontario	19	Private licensed stores or government-operated online store
Prince Edward Island	19	Government-operated stores or online
Quebec	21	Government-operated stores or online
Saskatchewan	19	Private licensed stores or online
Yukon	19	Government-operated online store or private licensed stores

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

Inflation and Seasonality

The planned facility in British Columbia is an indoor facility. Seasonality is not expected to have an effect on the harvest month to month or season to season; however, as the property is located in British Columbia, seasonality can be reasonably expected to impact logistics on occasion due to weather. Inflation has increased operating and production costs globally. Increased labor costs, as well electrical and material costs such as fertilizer have had an impact on net revenue.

C.	Legal Entity Structure

The following chart reflects our legal entity structure (including the jurisdiction of formation or incorporation of the various entities).

As of April 30, 2025, we no longer operate in Europe and, accordingly, our Malta and UK subsidiaries no longer have any operations or material assets.

D.	Property, Plants and Equipment

Canmart is in the process of winding down operations, to include its 30,000 square foot warehouse in Somerset, United Kingdom.

On September 19, 2023, Akanda entered an option to purchase agreement for Canadian farming property in British Columbia, at 1900 Ferne Road, Gabriola Island, British Columbia, including farming land and related operations and licenses, from 1107385. The agreement was amended and restated on September 22, 2023 and provides the Company a two-year option to purchase. We plan to develop THC and CBD facilities at this site. Additional payments to the seller will be made based upon milestones achieved from the development, including THC cultivation, sales of product, CBD cultivation, and hemp cultivation. To date, three option payments have been made and an additional milestone was achieved and paid in September 2024 with the issuance of a hemp license.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Our fiscal year begins on January 1 and ends on December 31. Unless otherwise noted, references to year pertain to our fiscal year. For example, 2024 refers to fiscal 2024 which is the period from January 1, 2024 and to December 31, 2024.

Our Audited Financial Statements for the years ended December 31, 2024 and 2023, respectively, for Akanda Corp. as a group (the “Akanda Group”), have been prepared in accordance with International Financial Reporting Standards (IFRS) and are presented in millions of US dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

We have derived the consolidated statements of operations data for Akanda Group for the years ended December 31, 2024 and 2023, respectively, and the consolidated financial position information as at December 31, 2024 and 2023, respectively, from the Akanda Group’s Audited Financial Statements included under Item 18 of this Annual Report on Form 20-F.

Akanda was incorporated in the Province of Ontario, Canada on July 16, 2021 in connection with the plan of Halo to reorganize its medical cannabis market focused international business assets. On November 3, 2021, Akanda acquired Cannahealth, which owned all the issued and outstanding equity interests of Canmart and Bophelo Holdings, which, in turn, owned all the issued and outstanding equity interests of Bophelo. As a result of the Acquisition, both Bophelo and Canmart became our indirect wholly-owned subsidiaries. On April 29, 2022, the Company, through its wholly owned subsidiary, Cannahealth acquired Holigen, which owned all the issued and outstanding equity interests of RPK. As a result of the acquisition, RPK became our indirect wholly-owned subsidiary. We have consolidated all our then-subsidiary companies, Cannahealth in Malta, Bophelo in the UK, Canmart in the UK, Holigen in Portugal, RPK in Portugal and 1371011 B.C. Ltd and 1468243 BC Ltd in Canada, in the Akanda Group Audited Financial Statements and financial information presented on December 31, 2024.

As a result of Bophelo’s liquidation, during the year ended December 31, 2022, Bophelo ceased operations and we derecognized its assets and have since determined that it is no longer a significant subsidiary. We will continue to report about Bophelo, until such time as our inquiry into the liquidation confirms that the process is complete. In March 2024, we sold RPK.

A.	Operating Results

Results of Operations

The discussion below summarizes Akanda Group’s consolidated historical operation results.

On March 24, 2024, Akanda Group completed the transaction with Somai Pharmaceuticals Ltd. for the sale of RPK. As a result, Akanda Group accounted for the operating results of RPK which was a net loss of $827,620 as a discontinued operation during the year ended December 31, 2024 and has reclassified the operating results of RPK as a discontinued operation for the year ended December 31, 2023.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023.

The following table sets forth key components of Akanda Group’s results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023.

	Years ended
	December 31,
	2024	2023

Sales	$836,664	$423,683
Cost of sales	628,282	364,346
Gross Profit	208,382	59,337

Operating expenses
Depreciation and amortization	141,054	209,183
Consulting and professional fees	2,693,399	2,699,100
Personnel expenses	495,699	486,505
General and administrative expenses	1,260,712	323,347
Total operating expenses	4,590,864	3,718,135

Operating loss	(4,382,482)	(3,658,798)

Other (expense) income:
Finance income	6,492	39
Finance expense	(100,107)	(121,396)
Foreign exchange gain (loss), net	(133,015)	41,711
Gain on debt settlement	27,554	113,037
Other income	238,553	7,055
Change in fair value of financial assets measured at FVTPL	—	(264,655)
Gain on sale of subsidiary	198,780	—
Write-off of AP, net	475,816	170,630
Write-off of holdback payable	400,000	—
	1,114,073	(53,579)

Net loss from continuing operations	(3,268,409)	(3,712,377)

Loss from discontinued operations	(827,620)	(28,562,693)

Net loss	$(4,096,029)	$(32,275,070)
Translation adjustment	(101,188)	(39,412)
Comprehensive loss	$(4,197,217)	$(32,314,482)

Loss per share from continuing operations - basic and diluted	(3.14)	(65.92)
Loss per share - basic and diluted	$(3.93)	$(573.11)
Weighted average common shares outstanding	1,042,014	56,316

Revenue

The revenue of $836,664 for the year ended December 31, 2024 as compared to $423,683 for 2023 came from Canmart in UK. The revenue increase in 2024 was due to higher sales earned in the current year. Canmart sold, during the current year, a variety of different CBPM product types, including cannabis oil and cannabis flower for medical use. Canmart has access to use a 30,000 square foot logistics warehouse in SE England. Canmart has obtained the necessary licenses to import CBPMs to supply the patients in the U.K. domestic market. As part of the cessation of operations, Canmart did not renew its importation licenses or its leasing agreement for the 30,000 square foot logistics warehouse in SE England and In April 2025, we commenced the dissolution of Canmart and ceased all operations in the UK. We do not expect any material revenue in 2025 as a result of Canmart operations.

Cost of Sales

Cost of sales increased from $364,346 in 2023 to $628,282 in 2024. The increase is directly related to the increase in sales activities and its continuous effort in selling and marketing its products during the 2024. This increase in sales represents the associated cost of CBPMs imported by Canmart and supplied to its patients. The increase also essentially commensurate with increased purchases and sales of CBPMs in the current year due to the fact that Canmart commenced more meaningful sales activity in the year ended December 31, 2024 compared to the low level of sales in the previous periods.

Amortization and Depreciation

Amortization and depreciation expenses decreased from $209,183 for 2023 to $141,054 for the year ended December 31, 2024. The decrease in the amortization and depreciation expenses recorded during the year ended December 31, 2024 was mainly attributable to the amortization from lease assets in the current year. The lease assets had ended in August 2024 and was not renewed in the current year. As a result, amortization recorded from lease is lower in the current year as compared in the previous year.

Consulting and Professional Fees

The consulting and professional fees incurred decreased from $2,699,100 in 2023 to $2,693,399 for the year ended December 31, 2024. This decrease in consulting and professional fees resulted from lower fees incurred during the current year as compared to previous year. Consulting and professional fees incurred were mainly related to the engagement of various professional advisors and consultants in relation to Akanda’s completion of disposal of its subsidiary and completed financings.

Personnel Expenses

The Akanda group incurred personnel expenses of $495,699 for the year ended December 31, 2024 compared to $486,505 for 2023. The increase in personnel expenses was due to settlement to a former senior management of the Company, partially offset by the decrease in fees accrued to directors due to resignation of one director in the current year.

General and Administration Expenses

The Akanda group incurred general and administration expenses of $1,260,712 and $323,347 for the years ended December 31, 2024 and 2023, respectively. These costs consisted mainly of a broad range of site related operational expenses such as utilities, fuel costs, import duties, security expenses, repairs and maintenance and consumables and office related operational expenses for its day to day business activities. These costs increased compared to the prior year mainly due to higher investor relations expenses incurred in the current year.

Interest Expense

The Company incurred interest expense of $100,107 for the year ended December 31, 2024 compared to interest expense of $121,396 for 2023. The decrease in expense during the year ended December 31, 2024 was primarily due to the settlement of a few interest-bearing loans held by the Company which resulted to lower interest expenses paid or accrued during the current year as compared to the previous year.

Interest income

Interest income for the year ended December 31, 2024 was $6,492 compared to $39 for 2023. This increase was mainly related to the accrual of interest receivables from the existing and additional Bridge loans during the current year.

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

Net Loss and Total Comprehensive Loss

For the years ended December 31, 2024 and 2023, respectively, the group incurred a net loss of $4,096,029 and $32,275,070, respectively, and a comprehensive loss of $4,197,217 and $32,314,482, respectively, which consisted primarily of depreciation and amortization of $141,054 and $209,183, respectively, consulting and professional fee expenses of $2,693,399 and $2,699,100, respectively, personnel expenses of $495,699 and $486,505, respectively, general and administrative expenses of $1,260,712 and $323,347, respectively, and loss from discontinued operation of $827,620 and $28,562,693, respectively. The significant decrease in losses for the year ended December 31, 2024 was mainly due to no impairment loss recognized during the current year as compared to the impairment loss of $24,665,564 incurred in the previous year that have been reclassified and accounted as part of loss from discontinued operation.

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

The following table summarizes our cash flows from operating, investing and financing activities for the years ended December 31, 2024 and 2023:

	Year Ended December 31, 2024
	2024	Change	2023
Cash used by operating activities	$(3,980,365)	$(2,479,791)	$(1,500,574)
Cash used in investing activities	$(1,016,165)	$(1,041,053)	$24,888
Cash provided by financing activities	$8,989,434	$7,502,867	$1,486,567

	Year Ended December 31, 2023
	2023	Change	2022
Cash used by operating activities	$(1,500,574)	$9,968,822	$(11,469,396)
Cash provided by investing activities	$24,888	$4,243,550	$(4,218,662)
Cash provided by financing activities	$1,486,567	$(12,652,069)	$14,138,636

Cash Flows from Operating Activities

For the year ended December 31, 2024, Akanda Group’s cash flow from operating activities increased by $2,479,791 due to higher corporate expenses incurred as a result of corporate activity such as disposal of RPK, completion of a few financings and gain from write-off of payables recognized during the current year, resulting for a decrease in accounts payable.

Cash Flows from Investing Activities

Cash used in investing activities was $1,016,165 for the year ended December 31, 2024, which were attributable to acquisition costs of farmland and additional purchases of computer equipment, furniture and fixtures and leasehold improvements, cash surrendered upon disposal of RPK, cash lent out for Bridge loan entered in the current year and loan receivable, partially offset by cash proceeds from the sale of RPK. The cash provided by investing activities during the year ended December 31, 2023 were attributable to proceeds from disposal of property, plant and equipment, partially offset by leasehold improvements and purchase of computer and furniture and fixtures and loan receivable.

Cash Flows from Financing Activities

Cash provided by financing activities was $8,989,434 for the year ended December 31, 2024, which was mainly attributable to the proceeds from public offerings and short term loans, as discussed below, and partially offset by repayment of loans and lease payments. Cash provided by financing activities during the year ended December 31, 2023 was attributable to proceeds from short-term loans and partially offset by repayment of loans and lease payments.

Share Capital and Financing

During the year ended December 31, 2024, Akanda Group completed the following financings:

(i)	On February 2, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on February 1, 2024, the Company announced closing of registered direct offering with the issuance of 3,510 common shares at a purchase price of $32.48 per share and prefunded warrants to purchase 18,287 common shares at a price of $32.472 per share for gross proceeds of $708,000. The prefunded warrants were immediately exercisable for $0.008 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. All of the pre-funded warrants have been exercised in accordance with their terms.

(ii)	On March 4, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on March 1, 2024, the Company announced closing of registered direct offering with the issuance of 4,598 common shares at a purchase price of $16.4352 per share and prefunded warrants to purchase 4,524 common shares at a price of $16.4272 per share for gross proceeds of $150,000. The prefunded warrants were immediately exercisable for $0.008 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. All of the pre-funded warrants have been exercised in accordance with their terms.

(iii)	On March 5, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on March 4, 2024, the Company announced closing of registered direct offering with the issuance of 4,598 common shares at a purchase price of $13.4976 per share and prefunded warrants to purchase 4,662 common shares at a price of $13.4896 per share for gross proceeds of $125,000. The prefunded warrants were immediately exercisable for $0.008 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. All of the pre-funded warrants have been exercised in accordance with their terms.

(iv)	On March 27, 2024, pursuant to an underwriting agreement entered with Univest Securities, LLC (“Univest”) as the underwriter on March 25, 2024, the Company announced closing of underwritten public offering with the issuance of 38,593 common shares at a purchase price of $9.736 per share and prefunded warrants to purchase 623,402 common shares at a price of $9.728 per share for gross proceeds of $5,000,000. The prefunded warrants are immediately exercisable for $0.008 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. All of the pre-funded warrants have been exercised in accordance with their terms.

(v)	On May 17, 2024, pursuant to the securities purchase agreement entered with DRNK Beverage Corp. on the same day, the Company announced the 1st closing of registered direct offering with the issuance of 31,142 common shares at a purchase price of $8.248 per share and prefunded warrants to purchase 271,961 common shares at a price of $8.240 per share for gross proceeds of $2,500,000. The prefunded warrants are immediately exercisable for $0.008 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. All of the pre-funded warrants have been exercised in accordance with their terms.

(vi)	On May 20, 2024, pursuant to the securities purchase agreement entered with DRNK Beverage Corp. on May 17, 2024, the Company announced the 2nd closing of registered direct offering with the issuance of 31,142 common shares at a purchase price of $8.248 per share, and prefunded warrants to purchase 150,720 common shares at a price of $8.240 per share for gross proceeds of $1,500,000. The prefunded warrants are immediately exercisable for $0.008 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. All of the pre-funded warrants have been exercised in accordance with their terms.

(vii)	On October 3, 2024, pursuant to an underwriting agreement entered with Univest Securities, LLC (“Univest”) as the underwriter on October 2, 2024, the Company announced closing of underwritten public offering with the issuance of 129,470 common shares at a purchase price of $2.00 per share, and prefunded warrants to purchase 620,530 common shares at a price of $1.9998 per share for gross proceeds of $1,500,000. The prefunded warrants are immediately exercisable for $0.0002 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. All of the pre-funded warrants have been exercised in accordance with their terms.

No equity financing was completed during the year ended December 31, 2023.

Short Term Loans

During the year ended December 31, 2024, Akanda Group received additional loans of $110,236 for its capital as well as working capital needs, of which $44,954 was advances from related parties. During the year ended December 31, 2023, Akanda received total loans of $2,312,736 for its capital as well as working capital needs, of which $1,570,145 was advances from related parties.

Disclosure of Contractual Arrangements

On December 31, 2024, Akanda Group was committed to minimum lease payments as follows:

	Less than	1 – 5	Over
Contractual Obligation	One Year	Years	5 Years
Office lease	$40,000	$—	$—

The amounts above are undiscounted and include the total amounts due, including the interest component, that has been reclassified to accounts payable.

On December 31, 2023, Akanda Group was committed to minimum lease payments as follows:

	Less than	1 – 5	Over
Contractual Obligation	One Year	Years	5 Years
Office lease	$140,000	$—	$—

The amounts above are undiscounted and include the total amounts due, including the interest component.

Subsequent to the year ended December 31, 2024, the Company:

i.	Lent out the following loans, pursuant to the Company’s $1,000,000 aggregate loan facility to First Towers & Fiber Corp.:

a.	On January 24, 2025, the Company has lent an amount of $30,000 to First Towers & Fiber Corp., a company controlled by Chris Cooper, a director of the Company. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

b.	On February 14, 2025, the Company has lent an amount of $170,000 to First Towers & Fiber Corp., a company controlled by Chris Cooper, a director of the Company. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

c.	During April 2025, the Company has lent an amount of $200,000 to First Towers & Fiber Corp., a company controlled by Chris Cooper, a director of the Company. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

ii.	Enter into a Business Combination Transaction:

On March 5, 2025, the Company entered into a Share Exchange Agreement (the “SEA”) with First Towers & Fibers Corp., a corporation existing under the laws of the Province of British Columbia (“FTFC”) and the common shareholders of FTFC (the “Shareholders”). Subject to the terms and conditions set forth in the SEA, the parties will enter into a business combination transaction (the “Business Combination”), pursuant to which, among other things, all of the common shares of FTFC (the “Exchanged Shares”) shall be exchanged for either common shares, no par value, of the Company (the “Purchaser Shares”), or cash, and FTFC shall be continuing as a wholly owned subsidiary of the Company.

FTFC is a private company that develops, constructs and owns telecommunications infrastructure in Mexico. The Company and FTFC have previously entered into and announced a non-binding letter of intent with respect to the Business Combination which set out the basic terms and conditions of the Business Combination. A co-founder, shareholder, executive and director of FTFC is Christopher Cooper, a director of the Company. The Company can give no assurance when or if the Business Combination will be consummated.

Substantially all of the Shareholders will receive consideration equal to one Purchaser Share for every 2.5 Exchanged Shares held immediately prior to the closing so exchanged in the Business Combination, or an aggregate of approximately 15.3 million Purchaser Shares, subject to adjustment as described in the SEA, including adjustments as a result of any reverse stock split or consolidation of the Purchaser Shares. The remaining Shareholders will instead receive as consideration an aggregate of $14,100,000, payable by the Company 18 months after the closing of the Business Combination. The Company also agreed to assume outstanding options granted by FTFC and certain indebtedness of FTFC.

The Company agreed to advance to FTFC $1,000,000 on the same terms as the Company’s November 21, 2024 Bridge Loan Agreement with FTFC, pursuant to which the Company loaned to FTFC $350,000. Through April 2025, First Towers has borrowed an aggregate of $400,000 under such facility. The loans are unsecured, bear interest of 20% per annum and are payable within 12 months.

Following the closing of the Business Combination, the Company agreed to use commercially reasonable efforts to raise additional funds of at least $4,000,000 and a maximum of $10,000,000 compromising of: (i) a debt or equity financing by the Company of at least $2,000,000 and a maximum $5,000,000 within four months of the closing date; and (ii) a subsequent debt or equity financing to raise an additional amount of at least $2,000,000 and a maximum of $5,000,000 within seven months of the closing date, of which the type of securities offered and offering price will be determined in the context of the market by the Company.

On March 31, 2025, the Company entered into a First Amendment to the SEA with FTFC pursuant to which the “End Date” specified in the SEA has been amended to June 30, 2025.

iii.	Issued the following shares:

Commencing on March 25, 2025, the Company entered into a series of Subscription Agreements with the investors signatory thereto pursuant to which the Company sold to the Investors an aggregate of 228,572 restricted common shares of the Company at a subscription price per share of $1.40, or aggregate gross proceeds to the Company of approximately $320,000.

iv.	Cease its UK operation:

On March 25, 2025, after evaluating the current state of the Company’s business of importing and distributing cannabis-based products in the United Kingdom through its Canmart subsidiary, the Company’s Board of Directors has determined to discontinue and cease its U.K operations and shut down Canmart. The Board came to this conclusion after receiving notification from Canmart’s directors that they intend to resign and the difficulty in finding qualified replacements, determining that the expense and timing of renewing its license to operate in the U.K. when compared to projected near-term future revenues is not cost effective, and evaluating the continued potential exposure to Canmart’s existing lawsuits, among other things.

iv.	Appointed a new director:

On April 10, 2025, the Company appointed Usama Chaudhry to the Board of Directors.

C.	Research and Development, Patents and Licenses

Not applicable.

D.	Trend Information

Because we ceased our European operations and should still be considered in the startup phase, we are unable to identify any recent trends in revenue or expenses. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this prospectus to not be indicative of future operating results or financial condition.

E.	Material Accounting Policies and Estimates

Please refer to Note 3 of Akanda Group’s audited consolidated financial statements included in Item 18 of this Annual Report on Form 20-F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of April 30, 2025.

Name	Age	Position
Katharyn Field(1)	42	Interim Chief Executive Officer and Executive Director
Gurcharn Deol	57	Chief Financial Officer
Jatinder Dhaliwal(2)	36	Director
David Jenkins(2)	44	Director
Christopher Cooper	54	Director
Usama Chaudhry(2)	34	Director

(1)	Ms. Field is the Chief Executive Officer of Halo, which is a shareholder and debtor of the Company.

(2)	Independent Director.

Biographical Information

The following is a summary of certain biographical information concerning our executive officers and directors.

Katharyn Field has served as our Executive Director since July 2022 and Interim Chief Executive Officer since February 2023. Ms. Field is currently the CEO and Chairman of Halo, a position she has held since June 2022. From February 2020 to June 2022, Ms. Field served as the president of Halo and from April 2019 through February 2020, she served as the Chief Strategy Officer. Ms. Field is also currently a Director of iSpecimen Inc., a biospecimen provider company, where she has served since September 2024 and an independent director of Logpro Style Inc (NYSE:LGPS). She has held prominent positions at renowned organizations such as The White House in the office of the public liaison, The Brookings Institution as a manager of operations, and Bain & Company as a consultant. In 2014, Ms. Field entered the cannabis industry and played a pivotal role in the procurement, build-out, and sale of one of the original vertically integrated licensed medical marijuana treatment centers in Florida. Subsequently, she operated a strategy consulting practice focused on cannabis and served as Executive Vice President of Corporate Development at MariMed from 2018 to 2019. Ms. Field holds an MBA in Economics from Columbia Business School and a BA in Public Policy with honors from Stanford University.

Gurcharn Deol has served as our Chief Financial Officer since December 4, 2023. Mr. Deol is a multi-industry executive with over 35 years of public company management experience. Mr. Deol’s recent experience includes being a director or in management of numerous Canadian private and public companies. Mr. Deol is currently the CEO and Director of Bayridge Resources Corp, where he has served since October 2022, and currently a Director of Green Battery Minerals Corp, a junior mining company, where he has served since June 2016, and a Director of Trilogy AI Corp, a software company, where he has served since June 2021, which are all public companies trading on the Canadian Stock Exchanges. Mr. Deol is also currently a Director of Virpax Pharmaceuticals, Inc. (Nasdaq: VRPX), a preclinical-stage pharmaceutical company, where he has served since February 2025. Previously, he served as a Director of Neotech Metals Corp from June 2021 until May 2024 and its CEO from June 2021 until September 2023. He has been involved in initial IPOs being established which required taking private companies in Canada through the regulatory process of going public. Mr. Deol holds B.A., M.A., PhD in Physiological and Counseling Psychology.

Jatinder Dhaliwal has served as one of our directors and as a member of our Audit Committee, our Compensation Committee and our Nominating and Corporate Governance Committee since July 2022. Mr. Dhaliwal is a registered pharmacist and has significant capital markets experience, having served as CEO and director of multiple publicly traded cannabis companies. Mr. Deol is currently a Director and Chief Executive Officer of Virpax Pharmaceuticals, Inc. (Nasdaq: VRPX), a preclinical-stage pharmaceutical company, where he has served since July 2024 and October 2024, respectively. Mr. Dhaliwal also is currently a Director and Chief Executive and Financial Officer at Binovi Technologies Corp., a software company, a position that he has held since January 2022; currently a Director and Chief Executive Officer at Kiaro Holdings Corp., a capital pool company, a position that he has held since August 2022; a director and CEO at Global Health Clinics Ltd., a healthcare provider company, a position that he has held since March 2019; and a Director of Navco Pharmaceuticals Inc., a biotechnology company, a position that he has held since January 2024. Previously, he served as a Director at Intact Gold Corp., from September 2019 to May 2020; was a Director and CEO at EGF Theramed Health Corp., from January 2022 to August 2022; and was a Director at Makara Mining Corp., from August 2021 to March 2022. Mr. Dhaliwal holds a Bachelor of Pharmacy from the University of British Columbia and a Bachelor of Science in Biology from the University of Victoria.

David Jenkins has served as one of our directors and as a member of our Audit Committee and our Compensation Committee since February 2023. Mr. Jenkins is currently a Director at Binovi Technologies Corp., a software company, a position that he has held since December 2021; a Director at Kiaro Holdings Corp., a capital pool company, a position that he has held since August 2022; a Director at Levitee Labs., a wellness or healthcare provider company, a position that he has held since January 2022; a Director at Pontus Protein Ltd., an agricultural food and technology company, a position that he has held since March 2022; a Director at Boundary Gold & Copper Mining Ltd., a junior mining company, a position that he has held since July 2020; a director at Montego Resources Inc., a junior mining company, a position that he has held since January 2020; and a Director at Quantum Battery Metals Corp., an energy metals exploration company, a position that he has held since January 2020.

Christopher Cooper has served as one of our directors since 2024. He recently resigned as an independent committee member as a result of the Transaction. Mr. Cooper has over 20 years of extensive business experience in all facets of corporate development, senior management, finance and operations, in both the private and public sectors. His experience includes spearheading growth strategies, financial reporting, quarterly and annual budgets, overseeing corporate administration, while achieving company objectives and maintaining internal cost controls. Mr. Cooper’s current primary occupation is a business consultant, and he serves as the president of Number 2 Capital Corp. Mr. Cooper has been serving as a director and CEO of Reparo Energy Partners Corp. since 2003, a director and CFO of Sweet Earth Holdings Corp since 2020, and an officer of Navco Pharmaceuticals Inc. since 2023. Mr. Cooper presently serves as a director of the following publicly traded companies: Planet Ventures Inc., Coloured Ties Capital, Manning Ventures Inc., Xcite Resources Inc., Atco Mining Inc., Starlo Ventures Ltd.,., American Salars Lithium Inc., and Goldhaven Resources Corp. He has previously been a director of Bullion Gold Resources Corp., StartMonday Technology Corp., Anthem United Inc., Aroway Energy Inc., Edge Resources Inc., Fusion Gold Ltd., Harry Manufacturing Inc., Inform Resources Corp., Leocor Ventures Inc., Magnitude Mining Ltd., Valens Groworks Corp., Level 14 Ventures Ltd., New Leaf Ventures Inc., Savannah Minerals Corp., Global Helium Corp., and Spod Lithium Corp. Mr. Cooper was also a director of Counterpath Corporation (Nasdaq: CPAH) from 2005 to 2021, a Nasdaq listed company which was acquired by Alianza, Inc. in March 2021 for USD$25.6 million. Mr. Cooper was a director of Alpha Lithium Corporation from 2018 to 2023, which was acquired by Tecpetrol in October 2023 for approximately CAD$313 million. In addition, Mr. Cooper received his Bachelor of Business Administration from Hofstra University and his Master’s in Business Administration from Dowling College in New York.

Usama Chaudhry was appointed to our Board in April 2025. He is a seasonsed executive with a broad expertise in corporate management, currently serving on several public company boards. He is the principal of Chaudhry U Consulting Inc., since 2016, and he has been the CFO and a director of Peakbirch Logic since June 2019, of EGF Theramed Health Corp. (OTCPink: EVAHF) since February 2020 and of Global Health Clinics Ltd. (OTCPink: LRSNF) since January 2020. He was the CFO of Virpax Pharmaceuticals, Inc. (OTCPink:VRPX) from November 2024 to April 2025. He is also a director of Binovi Technologies Corp. (OTC Expert Market: BNVIF) and Vantex Resources Ltd. (OTCPink: VANTF). His specialty areas encompass corporate development, investor relations, financial reporting, and corporate governance. He excels at aligning strategic objectives with rigorous cost control measures to enhance organizational performance. Mr. Chaudhry earned his Bachelor of Commerce degree, majoring in accounting, from the University of Northern British Columbia.

B.	Compensation

Compensation of our Executive Officers and Directors

The following table sets forth information concerning the compensation of our executive officers and members of our Board of Directors for the fiscal years ended December 31, 2024 and 2023.

	Year	Salary ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings	All other compensation ($)	Total ($)
Tejinder Virk	2024	—	—	—	—	—	—	—
(Former Chief Executive Officer)	2023	73,341	—	—	—	—	—	73,341
Katharyn Field	2024	96,000	—	—	—	—	—	96,000
(Interim CEO and Executive Director)	2023	111,968	—	—	—	—	—	111,968
Jatinder Dhaliwal	2024	96,000	—	—	—	—	—	96,000
(Director)	2023	111,968	—	—	—	—	—	111,968
Harvinder Singh	2024	30,400	—	—	—	—	—	30,400
(Former Director)	2023	111,968	—	—	—	—	—	111,968
David Jenkins	2024	96,000	—	—	—	—	—	96,000
(Director)	2023	79,949	—	—	—	—	—	79,949
Christopher Cooper	2024	20,000	—	—	—	—	—	20,000
(Director)	2023	—	—	—	—	—	—	—
Usama Chaudhry	2024	—	—	—	—	—	—	—
(Director)	2023	—	—	—	—	—	—	—
Gurcharn Deol	2024	27,594	—	—	—	—	—	27,594
(Chief Financial Officer)	2023	3,407	—	—	—	—	—	3,407
Louisa Mojela	2024	129,705	—	—	—	—	—	129,705
(Former Chairman)	2023	—	—	—	—	—	—	—
Total	2024	495,699	—	—	—	—	—	495,699
	2023	520,298	—	—	—	—	—	520,298

Director Compensation

We have five directors. We currently do not pay our directors who are executive officers additional compensation. We expect to compensate our non-executive directors for their director services. which will be settled in cash or partly in equity awards at the election of the non-executive director. Total non-executive director compensation is as follows:

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

Stock Option Plan

The Company has a 2021 Equity Incentive Plan (the “2021 Plan”) whereby it may grant options for the purchase of Common Shares, or Restricted Share Units, to any director, consultant, employee or officer of the Company or its subsidiaries. The aggregate number of shares that may be issuable pursuant to options granted under the Plan will not exceed 20% of the issued Common Shares of the Company. The options are non-transferable and non-assignable and may be granted for a term not exceeding 5 years. The exercise price of the options will be determined by our Board of Directors at the time of grant but may not be less than the closing price of such shares on Nasdaq on the trading date immediately preceding the date of grant, subject to all applicable regulatory requirements.

Please refer to Note 15 of Akanda Group’s audited financial statements included in Item 18 of this Annual Report on Form 20-F for a discussion of Restricted Share Units issued in Fiscal 2024.

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

In particular, as a foreign private issuer, in accordance with and pursuant to the authority contained in Nasdaq Listing Rule 5615(a)(3), we may follow certain Canadian law and corporate practice in lieu of certain corporate governance provisions set out under the Nasdaq Rule 5600 Series, the requirement in Listing Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in Listing Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under the Nasdaq Listing Rule 5600 Series may differ from Canadian law requirements:

●	Nasdaq Listing Rule 5605(b)(1) requires that at least a majority of the Company’s Board of Directors shall be independent directors, and Nasdaq Listing Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. We have three independent directors. Our independent directors meet regularly with other members of the Board and meet in executive session at least two (2) times per year.

●	Nasdaq Listing Rule 5620(c) sets out a quorum requirement of at least 33-1/3% of the outstanding shares with respect to meetings of shareholders. In accordance with Canadian law and generally accepted business practices, our bylaws (the “Bylaws”) provide that a quorum is met when at least two persons are present in person and are holding or representing by proxy not less than 10% of the votes attached to all shares entitled to vote at the meeting of shareholders. The quorum requirement provided in our Bylaws is consistent with applicable Canadian laws and corporate practice.

●	Nasdaq Listing Rule 5605(c)(2)(A) requires that the Company shall have an audit committee composed entirely of not less than three directors, each of whom must be independent. Our audit and risk committee is comprised of three directors, and each member of the audit and risk committee meets the independence requirements of Nasdaq Listing Rule 5605(a)(2) and Rule 10A-3(b)(1) under the Exchange Act.

●	Nasdaq Listing Rule 5605(d)(2)(A) requires, among other things, that the Company’s compensation committee include at least two members, each of whom is an independent director as defined under Nasdaq Listing Rule 5605(a)(2). Our compensation committee is comprised of three directors, and each member of the compensation committee meets the independence requirements of Nasdaq Listing Rule 5605(a)(2).

●	Nasdaq Listing Rule 5605(e) requires that the nominations committee include solely independent directors or is constituted by a majority of independent directors in a vote in which only independent directors participate. Our nominating committee is comprised of three directors, who meets the independence requirements of Nasdaq Listing Rule 5605(a)(2).

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

Committees of the Board

Audit Committee

Jatinder Dhaliwal, David Jenkins and Usama Chaudhry currently serve as the members of our audit committee. Our board of directors has determined that each of Jatinder Dhaliwal, David Jenkins and Usama Chaudhry meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. David Jenkins serves as the chairman of the audit committee.

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

Compensation Committee

Jatinder Dhaliwal, David Jenkins and Usama Chaudhry currently serve as the members of our compensation committee. Our board of directors has determined that each of Jatinder Dhaliwal, David Jenkins and Usama Chaudhry meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. Jatinder Dhaliwal serves as the chairman of the compensation committee.

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

Nominating Committee

Jatinder Dhaliwal, David Jenkins and Usama Chaudhry currently serve as members of our nominating and corporate governance committee. Our board of directors has determined that Jatinder Dhaliwal, David Jenkins and Usama Chaudhry meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. Usama Chaudhry is the chairman of the nominating and corporate governance committee.

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

Please see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Disclosure of Contractual Arrangements – Enter into a Business Combination Transaction” above, with respect to Christopher Cooper, one of our Board members and a principal of First Towers and Fiber Corp.

Terms of Office

Each of our officers holds office until his or her successor is appointed. Directors are elected to serve until the close of the next annual meeting of shareholders or until their successors have been elected or appointed.

Director Independence

We use the definition of “independence” under applicable Nasdaq Listing Rules to make determinations regarding director independence. Under such definitions, the Company’s Board of Directors has affirmatively determined that each of Jatinder Dhaliwal, David Jenkins and Usama Chaudhry is independent.

Shareholder Communications

We do not have a formal policy regarding shareholder communications with our Board of Directors. A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to our Chief Financial Officer, at Akanda Corp., 1a, 1b Learoyd Road New Romney TN28 8XU, United Kingdom.

D.	Employees

As of April 30, 2025, we had no full-time employees and a total of 2 part-time employees who are our executive officers.

E.	Share Ownership

See Item 6.B. – “Compensation” and Item 7 – “Major Shareholders and Related Party Transactions.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Share Ownership

The following table sets forth information about the beneficial ownership of our Common Shares as of April 30, 2025 by:

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

Percentages beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) are based on 2,275,904 Common Shares outstanding as of April 30, 2025.

Common Shares which may be acquired upon conversion of convertible securities or exercise of stock options or warrants which are currently exercisable or convertible or which become exercisable or convertible within 60 days after the date indicated in the table are deemed beneficially owned by the holder thereof.

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o c/o Gowling WLG, 100 King St. W, Suite 1600, Toronto, ON M5X 1G5, Canada..

Percentage of Common Shares Beneficially Owned(1)
Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage
Executive Officers and Directors:
Katharyn Field(2)	—	—
Gurcharn Deol	—	—
Jatinder Dhaliwal	—	—
David Jenkins	—	—
Christopher Cooper	—	—
Usama Chaudhry	—	—

All executive officers and directors as a group (6 persons)	—	—

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any Common Shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.

(2)	Katharyn Field is the CEO and Chairman of Halo but does not have voting or dispositive power over the Common Shares held of record and beneficially owned by Halo. Ms. Field disclaims beneficial ownership of the Common Shares held by Halo.

For additional information about our principal shareholders, please see Item 7.B. – Related Party Transactions.

B.	Related Party Transactions

Transactions with Key Management Personnel

The Company has identified its Board of Directors, Chief Executive Officer (“CEO”), and its Chief Financial Officer (“CFO”) as its key management personnel who have the authority and responsibility for planning, directing and controlling the Company’s main activities.

For the fiscal year ended December 31,	2024
Key Management Remuneration	$365,994
Former Management Fees	129,705
Short term accommodation expense	—
$495,699

The Key Management remuneration is included in Professional and Consulting fees and Personnel Expenses in the Statement of Operations.

As of December 31, 2024, the Company has balances payable to related parties of $302,232 (2023 – $2,255,522) as below:

a.	Included within accounts payable and accrued liabilities at December 31, 2024 is remuneration payable to key management totaling $244,933 (2023 – $889,367), which includes amounts owing to the following current and former directors and officers of the Company:

●	current directors and officers:

i.	$8,000 owing to J Dhaliwal (2023 — $99,051);

ii.	$2,192 owing to G Deol (2023 — $nil);

iii.	$72,000 owing to K Field (2023 — $81,384);

iv.	$160,241 owing to D Jenkins (2023 — $81,384); and

v.	$2,500 owing to C Cooper (2023 — $nil).

●	former directors and officers:

i.	$nil owing to H Singh (2023 — $81,384);

ii.	$nil owing to K. Sidhu (2023 — $375,445);

iii.	$nil owing to T Scott (2023 — $85,733); and

iv.	$nil owing to Y. Liang (2023 — $28,196).

b.	The former director and officer of RPK, Kiranjit Sidhu is also the owner of Catalyst Capital LLC (“Catalyst”).

i.	On November 14, 2022, the Company received a loan of £25,000 ($30,224) from Catalyst. The loan is unsecured and bears interest of £200 per week. The loan has matured on January 31, 2023 and is due on demand. Any unpaid amount is charged with late fees of £200 for each week the payment is late. During the year ended December 31, 2024, the Company paid this loan in full as part of the debt settlement entered in April 2024. As of December 31, 2024, the loan balance including accrued interest was $nil (2023 — $46,811).

ii.	On January 17, 2023, the Company received an additional loan of €45,000 ($48,666) from Catalyst. The loan is unsecured and bears interest of 0.75% per day, compounding daily. The loan has matured on February 1, 2023 and is due on demand. Any unpaid amount is charged with late fees of 1% compounding interest for each day the payment is late. During the year ended December 31, 2023, the lender has willingly forgone any interest arising from this loan. During the year ended December 31, 2024, the Company paid this loan in full as part of the debt settlement entered in April 2024. As of December 31, 2024, the loan balance was $nil (2023 — $49,664).

iii.	On January 23, 2023, the Company entered into an independent contractor agreement with Mr. Sidhu, pursuant to which, he agreed to provide services regarding the business operations, business development and strategic matters to the Company for $550,000. The payment for the services was settled by the issuance of 3,618 RSU converted to 3,618 Common Shares of the Company to Mr. Sidhu in January 2023.

iv.	On February 5, 2023, the Company entered into another independent contractor agreement with Mr. Sidhu, pursuant to which, he agreed to provide services regarding the business operations, business development, legal and strategic matters to the Company for $650,000. The payment for the services was partially settled by the issuance of 2,016 RSUs converted to 2,016 Common Shares in May 2023 and 1,759 RSUs converted to 1,759 Common Shares in July 2023. As of December 31, 2023, the balance of the payable was $350,395, and was recorded under due to related parties’ account. During the year ended December 31, 2024, the Company paid this payable in full as part of the debt settlement entered in April 2024.

iii.	On April 4, 2024, the Company entered into debt settlement agreement with Mr. Sidhu to settle up all amounts owing of $487,295, which includes outstanding loans and other consulting payables. Pursuant to the agreement, Mr. Sidhu agreed to accept $136,757 in full settlement of the outstanding debt. On April 10, 2024, the Company paid the agreed amounts and recognized a gain on debt settlement of $353,159 in the consolidated statements of loss and comprehensive loss.

c.	The Company has the following loans outstanding to 1248787 B.C. Ltd. (“1248787”), a company controlled by Jatinder Dhaliwal, a director of the Akanda:

i.	On August 18, 2023, the Company received a loan of C$24,000 ($17,714) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. The Company recorded interest expense of $3,157 (2023 — $1,181) from this loan during the year ended December 31, 2024. As of December 31, 2024, the loan balance including accrued interest of $20,814 (2023 — $19,306) remains outstanding.

ii.	On September 27, 2023, the Company received a loan of C$3,000 ($2,219) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. The Company recorded interest expense of $395 (2023 — $104) from this loan during the year ended December 31, 2024. As of December 31, 2024, the loan balance including accrued interest of $2,561 (2023 — $2,369) remains outstanding.

iii.	On October 13, 2023, the Company received a loan of C$40,000 ($29,258) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. The Company recorded interest expense of $5,259 (2023 — $1,152) from this loan during the year ended December 31, 2024. As of December 31, 2024, the loan balance including accrued interest of $33,924 (2023 — $31,346) remains outstanding.

d.	The Company entered into the following loans transactions with Halo, a company of which Katharyn Field, the executive director and interim CEO of Akanda, is CEO and Chairman:

Unsecured debenture

On January 26, 2023, the Company issued a promissory note to Halo for a principal amount of $328,000. The note bears an interest rate of 7% per annum and matured on June 25, 2023. During the year ended December 31, 2023, the Company entered into a note conversion agreement and settled this loan through the issuance of 7,277 common shares.

During the year ended December 31, 2023, the Company received additional loans from Halo in the aggregate principal amount of $1,192,953. These loans are unsecured and bears the same interest rate of 7% per annum and have no specific terms of repayment. During the year ended December 31, 2024, the Company received additional loans from Halo in the aggregate principal amount of $44,954. These loans are unsecured and bears the same interest rate of 7% per annum and have no specific terms of repayment. The Company recorded interest expense of $39,170 (2023 — $125,013) from these loans and also made a full repayment during the year ended December 31, 2024. As of December 31, 2024, the outstanding balance, including accrued interest was $nil (2023 — $1,420,963).

e.	On April 24, 2024, Mr. Harvinder Singh resigned as an independent director of the Board of Directors of the Company. A Resignation and Mutual Release Agreement dated April 24, 2024 was entered between the Company and Mr. Singh, pursuant to which the Company agreed to pay Harvinder Singh a separation and release amount of $50,000. The Company has paid the amount in full on April 25, 2024. During the year ended December 31, 2024, the Company recognized a gain on debt settlement of $48,592 in the consolidated statements of loss and comprehensive loss.

As of December 31, 2024, the Company has balances receivable from related parties of $368,172 (2023 — $nil) as below:

a.	Advances - Halo

During the year ended December 31, 2024, the Company paid and accrued an amount of $15,969 (CAD21,875) of fees for services rendered by certain legal firms to Halo, a company controlled by the interim CEO of the Company. The transactions were accounted by the Company as advances or loans to Halo. The loans are non-interest bearing, unsecured and has no specific terms of repayment. As at December 31, 2024, the loan receivable balance was $15,219.

b.	The Company has the following loan receivable from First Towers & Fiber Corp. (“First Towers”), a corporation incorporated under the laws of the Province of British Columbia and controlled by Christopher Cooper, a director of Akanda:

On November 21, 2024, the Company entered into a Bridge Loan Agreement with First Towers, pursuant to which the Company agreed to loan to First Towers $350,000. Interest of the prime rate (as defined in the Loan Agreement) plus 2% will accrue and be calculated daily on the principal amount of the Loan on the basis of the actual number of days the Loan is outstanding in a year of 365 or 366 days, as applicable, and will be compounded and payable monthly in arrears on the first business day of each month. During the year ended December 31, 2024, the Company recorded an accrued interest receivable of $2,953. As at December 31, 2024, the loan receivable balance including interest was $352,953.

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

The Company agreed to advance to First Towers $1,000,000 on the same terms as the Company’s November 21, 2024 Bridge Loan Agreement with First Towers, pursuant to which the Company loaned to First Towers $350,000. Through April 2025, First Towers has borrowed an aggregate of $400,000 under such facility. The loans are unsecured, bear interest of 20% per annum and are payable within 12 months.

Outstanding Claims

On January 29, 2024, Shailesh Bhushan, the former Chief Financial Officer of the Company, filed a complaint with the Employment Standards Branch of British Columbia against Akanda, Halo Collective Inc., and ANM, Inc. Mr. Bhushan alleges that Akanda failed to pay salary and invoices in the aggregate amount of CAD $271,990 from the period December 2022 through November 2023. He also claims unpaid salary and invoices in the amount of CAD $251,193 from Halo and CAD $56,700 from ANM. and alleges that Akanda, Halo, and ANM are related employers who may be jointly and severally liable for payment. The Employment Standards Branch has not yet requested a response to the complaint from Akanda. The Company intends to dispute the claim, including the allegations that the three companies are related employers.

On February 23, 2024, Mr. Bhushan filed a Notice of Civil Claim in the Supreme Court of British Columbia against Akanda alleging constructive dismissal and claiming severance pay, general damages, aggravated and punitive damages, and allegedly unpaid salary and bonus. He also seeks special costs. Mr. Bhushan has named Akanda directors Jatinder Dhaliwal, Katharyn Field, David Jenkins, and Harvinder Singh as defendants, whom he alleges are personally liable for unpaid wages.

In the same claim, Mr. Bhushan alleges constructive dismissal against Halo Collective Inc., and claims severance pay, general damages, aggravated and punitive damages, allegedly unpaid salary and bonus, allegedly unpaid moving expenses, and alleges that the Halo stock he received as compensation lost value due to a share dilution. He has named certain current and former Halo directors as defendants and alleges they are personally liable for unpaid wages. He also seeks special costs against Halo. Mr. Bhushan alleges that Akanda and Halo are a common employer and may be jointly and severally liable for payment of damages.

The Company and the other defendants filed their Response to Civil Claim on May 2, 2024. The Company denies all liability and takes the position that Mr. Bhushan was terminated for just cause. The Company also disputes the amounts claimed, and denies that Akanda and Halo are a common employer. The proceeding is at the discovery stage.

Dentons UK and Middle East LLP (“Dentons”) filed a debt claim against Canmart for legal services and advice invoiced between July 2022 and November 2022. Dentons sought £204,391.98 plus interest in the amount of £30,730.49 and other costs. Although Canmart admits retaining Dentons’s services, Canmart denies any outstanding invoices and has asserted a counterclaim for costs incurred in defending a prior claim, any damages awarded to the claimant in the prior claim, any applicable interest, and costs. Dentons has replied to the counterclaim and this claim remains open.

See Notes 23 of our Audited Financial Statements for the year ended December 31, 2024 for a description of other claims by and against the Company.

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

General

The Company’s Articles of Incorporation, as amended by Articles of Amendment dated as of August 30, 2021, and as further amended by Articles of Amendment dated as of March 8, 2023  and as of May 23, 2024 (the “Articles”), provide that our authorized capital consists of an unlimited number of Common Shares, and an unlimited number of preferred shares (the “Preferred Shares”), issuable in series.

As of April 30, 2025, the Company has 2,275,904 Common Shares issued and outstanding and no Preferred Shares issued and outstanding.

Rights, Preferences and Restrictions Attaching to Our Common Shares

The Articles provide the following rights, privileges, restrictions and conditions attaching to our Common Shares:

●	to vote at any meetings of shareholders, except meetings at which only holders of a specified class of shares other than the Common Shares are entitled to vote;

●	subject to the prior rights of the holders of the Preferred Shares, to share equally in the remaining assets of our Company on liquidation, dissolution or winding-up of our Company; and

●	subject to the prior rights of the holders of the Preferred Shares, the Common Shares are entitled to receive dividends if, as, and when declared by the Board of Directors.

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

Shareholder Meetings

The Business Corporations Act (Ontario) provides that: (i) a general meeting of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of our Company is located; (ii) directors must call an annual meeting of shareholders not later than 18 months after the date of incorporation and no later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of a meeting of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 60 days or by less than 30 days, the date on which the meeting is to be held; (iv) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; and (v) if for any reasons it impracticable to call a meeting of shareholders in the matter in which it may be called or to conduct the meeting in the matter prescribed by the by-laws, the Articles or the Business Corporations Act (Ontario), or for any other reason the court thinks fit, the court, upon the application of a director or shareholder entitled to vote at the meeting, may order a meeting to be called, held and conducted in a manner that the court directs. The Company’s by-laws provide that a quorum is met when at least two persons are present in person and holding or representing by proxy not less than 10% of the votes attached to all shares entitled to be voted at the meeting.

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

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii), an interest in which would be, or for whom a Common Share would be, a “tax shelter investment” as defined in the Tax Act or who acquires the Common Shares as a “tax shelter investment”; (iv) that has made a functional currency reporting election under the Tax Act to report in a currency other than the Canadian currency; (v) that has or will enter into a “derivative forward agreement”, a “synthetic disposition arrangement” or a “dividend rental arrangement”, each as defined under the Tax Act, with respect to the Common Shares; (vi) that carries on, or is deemed to carry on, an insurance business in Canada or elsewhere; or (vii) who has acquired the Common Shares on the exercise of an employee stock option, each as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.

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

This summary is based upon the provisions of the Tax Act in force as of the date hereof, and the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) made publicly available prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations and, does not take into account or anticipate any changes in law or the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

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

A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act will generally be liable to pay a refundable tax at the rate of 38 1/3% under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing its taxable income for the taxation year. Such additional tax may be refundable in certain circumstances.

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

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of deductible dividends received or deemed to be received by it on such Common Share, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Aggregate Investment Income

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act, or is, ay any time in the taxation year, a “substantive CCPC”, as defined in the Tax Act, will be liable to pay an additional tax, refundable in certain circumstances, on its “aggregate investment income”, which is defined in the Tax Act to include an amount in respect of net taxable capital gains and dividends or deemed dividends that are not deductible in computing such corporation’s income.

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

The documents concerning our company which are referred to in this document may also be inspected at our office located at c/o Gowling WLG, 100 King St. W, Suite 1600, Toronto, ON M5X 1G5, Canada.

I.	Subsidiary information

We currently have the following subsidiaries, of which, only 1371011 BC Limited and 1468243 BC Limited should be considered significant:

●	Canmart Limited

●	Cannahealth Limited

●	Holigen Holdings Limited

●	Bophelo Holdings Limited

●	Bophelo Bio Science and Wellness (Pty) Limited*

●	1371011 BC Limited

●	1468243 BC Limited

*	Bophelo Bio Science and Wellness (Pty) Ltd. is in the process of being liquidated.

J.	Annual report to security holders

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

As at (expressed in GBP)	December 31, 2024	December 31, 2023
Financial assets
Cash	£16,558	£20,087
Trade and other receivables	293,055	104,753
Loan receivable	469,233	466,000
	£778,846	£590,840
Financial liabilities
Trade and other payables	£820,809	£998,092
Loans and borrowings	—	36,771
	£820,809	£1,034,863

As at (expressed in EUR)	December 31, 2024	December 31, 2023
Financial assets
Cash	€12,504	€46,202
Trade and other receivables	3,076	136,963
	€15,580	€183,165
Financial liabilities
Trade and other payables	€838	€2,171,878
Loans and borrowings	124,890	3,225,389
	€125,728	€5,397,267

As at (expressed in CAD)	December 31, 2024	December 31, 2023
Financial assets
Cash and cash held in trust	$5,473,500	$22,949
Loans receivable	515,197	—
	$5,988,697	$22,949
Financial liabilities
Trade and other payables	$2,809,356	$3,356,916
Due to related party	425,962	2,744,510
Holdback payable	—	511,238
Lease liabilities	—	179,412
Loans and borrowings	315,557	340,469
	$3,550,875	$7,132,545

Based on the above net exposures as at December 31, 2024, assuming that all other variables remain constant, a 5% appreciation or deterioration of the USD against the GBP would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $2,000 (2023 — $17,000), EUR — $5,000 (2023 — $236,000) and — $85,000 (2023 — $268,000).

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

At December 31, 2024, the Company was subject to a concentration of credit risk related to its accounts receivable as 74% (2023 — 81% from four customers) of the balance of amounts owing is from two customers. The Company did not record any bad debt expense during the years ended December 31, 2024 and 2023. As at December 31, 2024 and 2023, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2024, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective, because of a material weakness in our internal control over financial reporting, as discussed below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on our assessment, management concluded that as of December 31, 2024, our company’s internal control over financial reporting was not effective based on present company activity. In the course of making our assessment, we identified a material weakness in our internal control over financial reporting. The material weakness consisted of inadequate staffing and supervision within the bookkeeping and accounting operations of our company. The relatively small number of staff who have bookkeeping and accounting functions prevents us from segregating duties within our internal control system. The inadequate segregation of duties is a weakness which could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

David Jenkins and Usama Chaudhry are each members of our board of directors and serve on our audit committee. Our board has determined that David Jenkins and Usama Chaudhry are each an audit committee financial expert and satisfies the “independence” requirements of the U.S. Securities and Exchange Commission, the NASDAQ Marketplace Rules.

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

Accountant Fees and Services

Period	2024	2023
Audit Fees	$88,875	$107,450
Audit Related Fees (F1 and S3 review)	37,450	20,000
Tax Fees	—	—
All Other Fees	—	—
	$126,325	$127,450

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

Not applicable.

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

Our CEO is responsible for assessing and managing cybersecurity risks, through her general oversight of our company and its IT service provider that manages our IT, but she does not have specific cybersecurity expertise. The Company does not have a specific Information Technology Policy that would, among other things, govern and provide for cybersecurity policies and processes, including to define safety measures to protect the Company’s confidentiality, integrity and availability of data and other intellectual property, or to define the manner in which information is stored, saved and routed in the Company’s network, as a result of the transition of the Company’s business focus and lack of material day to day operations at this time. The Board and management believe cybersecurity represents an important component of the Company’s overall approach to risk management and oversight, especially as the Company moves towards commercialization of its planned cannabis products and potentially the business of First Towers and Fiber Corp..

The Company has not incurred any material expenses over the last two years relating to information security breaches. The occurrence of cyber-incidents, or a deficiency in our cybersecurity or in those of any of our third-party service providers could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information and systems, or damage to our business relationships or reputation, all of which could negatively impact our business and results of operations. There can be no assurance that the Company’s third-party vendors’ and service providers’ cybersecurity risk management processes, including their policies, controls or procedures, will be fully implemented, complied with or effective in protecting the Company’s systems and information.

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

Index to Financial Statements

Akanda Corp.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Akanda Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Akanda Corp. (the “Company”), as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s significant operating losses and cash outflows raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We have served as the Company’s auditor since 2022

April 30, 2025

Los Angeles, California

PCAOB ID Number 6580

Akanda Corp.

Consolidated Statements of Financial Position

(Expressed in United States Dollars)

As at		December 31,	December 31,
	Note	2024	2023
ASSETS
Current
Cash		$3,838,650	$82,816
Cash held in trust		3,216	11,059
Trade and other receivables	6	370,537	284,513
Prepayments		391,649	140,583
Inventory	7	—	1,286,894
Loans receivable	12,16	451,529	—
Total Current Assets		5,055,581	1,805,865

Non-Current
Property, plant and equipment	9	2,339,182	2,519,232
Intangible assets	11	15,827	3,799,682
Loan receivable	12	503,493	593,232
Right-of-use assets	10	—	121,982
Total Non-Current Assets		2,858,502	7,034,128
Total Assets		$7,914,083	$8,839,993

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current
Trade and other payables		$2,982,499	$6,014,572
Lease liability	13	—	135,337
Loans and borrowings	14	352,814	1,366,299
Holdback payable	4	—	400,000
Due to related parties	16	302,232	2,255,522
Total Current Liabilities		3,637,545	10,171,730

Non-Current
Loans and borrowings	14	—	2,497,155
Total Non-Current Liabilities		—	2,497,155
Total Liabilities		3,637,545	12,668,885

Shareholders’ Equity (Deficit)
Share capital	15	63,319,398	51,020,121
Other reserves		24,423	21,053
Accumulated deficit		(57,459,061)	(53,363,032)
Accumulated other comprehensive loss		(1,608,222)	(1,507,034)
Total Shareholders’ Equity (Deficit)		4,276,538	(3,828,892)
Total Liabilities and Shareholders’ Equity (Deficit)		$7,914,083	$8,839,993

Subsequent Events (Note 24)

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

		Years ended
		December 31,
	Note	2024	2023

Sales		$836,664	$423,683
Cost of sales		628,282	364,346
Gross Profit		208,382	59,337

Operating expenses
Depreciation and amortization	9,10	141,054	209,183
Consulting and professional fees		2,693,399	2,699,100
Personnel expenses	16	495,699	486,505
General and administrative expenses		1,260,712	323,347
Total operating expenses		4,590,864	3,718,135

Operating loss		(4,382,482)	(3,658,798)

Other income (expenses):
Finance income		6,492	39
Finance expense	13,14,16	(100,107)	(121,396)
Foreign exchange gain (loss), net		(133,015)	41,711
Gain on debt settlement	15,16,23	27,554	113,037
Other income		238,553	7,055
Change in fair value of financial assets measured at FVTPL		—	(264,655)
Gain on sale of subsidiary	5	198,780	—
Write-off of AP, net		475,816	170,630
Write-off of holdback payable	4	400,000	—
		1,114,073	(53,579)

Net loss from continuing operations		(3,268,409)	(3,712,377)

Loss from discontinued operation	5	(827,620)	(28,562,693)
Net loss		$(4,096,029)	$(32,275,070)
Translation adjustment		(101,188)	(39,412)
Comprehensive loss		$(4,197,217)	$(32,314,482)

Loss per share from continuing operations – basic and diluted	15	$(3.14)	$(65.92)
Loss per share – basic and diluted	15	$(3.93)	$(573.11)
Weighted average common shares outstanding	15	1,042,014	56,316

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Consolidated Statements of Shareholders’ Equity (Deficit)

(Expressed in United States Dollars)

	Note	Share capital	Other reserves	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance, December 31, 2022		$49,434,692	$21,053	$(21,087,962)	$(1,467,622)	$26,900,161

Fair value of RSUs issued at $147.20 per share	15	774,736	—	—	—	774,736
Fair value of RSUs issued at $88.80 per share	15	179,037	—	—	—	179,037
Fair value of RSUs issued at $48.96 per share	15	86,137	—	—	—	86,137
Cancelled shares	15	(200,014)	—	—	—	(200,014)
Issuance of shares upon conversion of note	15	314,384	—	—	—	314,384
Issuance of shares pursuant to the first option payment to acquire a certain land property	15	431,149	—	—	—	431,149
Net loss		—	—	(32,275,070)	—	(32,275,070)
Translation adjustment		—	—	—	(39,412)	(39,412)
Balance, December 31, 2023		51,020,121	21,053	(53,363,032)	(1,507,034)	(3,828,892)

Issuance of shares from private placement	15	1,396,702	11,531,486	—	—	12,928,188
Issuance of shares upon exercise of prefunded warrants	15	11,528,116	(11,528,116)	—	—	—
Cancelled shares	15	(1,445,188)	—	—	—	(1,445,188)
Share issuance costs	15	(728,056)	—	—	—	(728,056)
Fair value of RSUs redeemed at $8.22 per share	15	1,547,703	—	—	—	1,547,703
Net loss		—	—	(4,096,029)	—	(4,096,029)
Translation adjustment		—	—	—	(101,188)	(101,188)
Balance, December 31, 2024		$63,319,398	$24,423	$(57,459,061)	$(1,608,222)	$4,276,538

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

		Years ended December 31,
	Note	2024	2023
Cash flows from operating activities:
Net loss from continuing operations		$(3,268,409)	$(3,712,377)
Net loss from discontinued operation		(827,620)	(28,562,693)
Net loss for the year		(4,096,029)	(32,275,070)
Adjustments for non-cash items:
Depreciation and amortization	9,10	141,054	209,183
Depreciation and amortization from discontinued operation	9	261,501	4,074,548
Change in fair value of biological assets		—	140,088
Change in fair value of financial asset at fair value through profit or loss		—	264,655
Interest expenses	13,14,16	100,107	237,319
Interest expenses from discontinued operation	14	124,205	—
Interest income from Bridge loans	12	(6,446)	—
Fair value of RSUs granted and exercised	15	1,547,703	839,896
Gain on settlement on debt		(27,554)	(113,037)
Loss on disposal of asset		—	4,495
Gain on sale of subsidiary	5	(198,780)	—
Write-off of AP, net		(475,816)	(2,697,719)
Write-off of holdback payable	4	(400,000)	—
Impairment loss		—	24,665,564
Working capital adjustments (net of amounts acquired/disposed):
Trade and other receivables		(254,676)	973,382
Prepayments		(285,588)	64,635
Inventory		366,215	482,716
Trade and other payables		(733,363)	1,537,397
Due to related parties		(42,898)	91,374
Cash flows used in operating activities		(3,980,365)	(1,500,574)

Cash flows from investing activities:
Additions to property, plant and equipment	9	(2,098,138)	(1,502)
Cash surrendered on sale of RPK	5	(105,175)	—
Net cash proceeds from sale of subsidiary	5	1,553,750	—
Proceeds from disposal of property, plant and equipment		—	110,410
Loan receivable	12	(16,602)	(84,020)
Cash lent for Bridge loan	12	(350,000)	—
Cash flows provided by (used in) investing activities		(1,016,165)	24,888

Cash flows from financing activities:
Proceeds from private placement, net of costs	15	10,754,944	—
Advances from related parties	16	44,954	1,570,145
Repayment of advances from related parties		(1,470,826)	—
Loans received		65,282	742,591
Loans repaid		(104,920)	(766,169)
Lease payments	13	(300,000)	(60,000)
Cash flows provided by financing activities		8,989,434	1,486,567

Net increase in cash and cash equivalents		3,992,904	10,881
Effects of exchange rate changes on cash and cash equivalents		(244,913)	(172,809)
Cash and cash equivalents at the beginning of the year		93,875	255,803
Cash and cash equivalents at the end of the year		$3,841,866	$93,875

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

Prior to the liquidation event on July 15, 2022 described below, the Company, through its indirectly held subsidiary, Bophelo Bio Science and Wellness (Pty) Ltd. is in the business of cultivating and manufacturing cannabis biomass and medical cannabis products in Lesotho (specifically near Ts’akholo, in the Mafeteng district of the Kingdom of Lesotho, Southern Africa), for export to international markets. At December 31, 2022, the Company determined that it no longer controlled Bophelo Bio Science and Wellness (Pty) Ltd. as a result of the insolvent liquidation order signed by the Lesotho Court on July 15, 2022 (note 22). As a result of the loss of control, the Company derecognized all assets and liabilities at their book values on December 31, 2022 and wrote down all balances receivable from the entity to $nil. During the year ended December 31, 2022, the Company recorded a loss on loss of control of Bophelo Bio Science and Wellness (Pty) Ltd. of $2,085,624, which included $739,947 of cash held by Bophelo Bio Science and Wellness (Pty) Ltd. The Company accounted for the operating results of Bophelo Bio Science and Wellness (Pty) Ltd. as a discontinued operation during the years ended December 31, 2022 and 2021. At the date of these consolidated financial statements, the Company believes that the liquidation of Bophelo Bio Science and Wellness (Pty) Ltd. is still ongoing. The Company is also in the business of sales and distribution of cannabis-based products for medical use, through its subsidiary Canmart Ltd. (“Canmart”) which is based in the UK.

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

On February 28, 2024, the Company incorporated a new subsidiary – 1468243 B.C. Ltd.

On March 24, 2024, the Company completed the transaction with Somai Pharmaceuticals Ltd. (“Somai”) for the sale of RPK (note 5). The Company accounted for the operating results of RPK which was a net loss of $827,620 as a discontinued operation during the year ended December 31, 2024 and has reclassified the operating results of RPK as a discontinued operation for the year ended December 31, 2023.

The Company’s consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net cash outflow of $3,980,365 from operating activities for the year ended December 31, 2024. As of December 31, 2024, the Company had working capital of $1,418,036 and has accumulated losses of $57,459,061. The continuing operations of the Company are dependent upon its ability to raise further cash funding by way of issuing debt and/or equity, as well as its ability to generate cash profits from its investments in Canmart and Holigen Ltd. in the near future.

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

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses during the year. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year is presented in the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023:

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

The subsidiaries of the Company are as follows:

	Country of Incorporation	Holding	Functional Currency
Cannahealth Ltd. (“Cannahealth”)	Malta	100%	EUR
Bophelo Holdings Ltd. (“Bophelo H”)	United Kingdom	100%	GBP
Bophelo Bio Science and Wellness (Pty) Ltd. (“Bophelo”)	Lesotho	100%	LSL
Canmart Ltd. (“Canmart”)	United Kingdom	100%	GBP
Holigen Holdings Limited (“Holigen”)	Portugal	100%	EUR
RPK Biopharma Unipessoal Lda. (“RPK”)*	Portugal	0%	EUR
1371011 BC Ltd. (“1371011”)	Canada	100%	CAD
1468243 BC Ltd. (“1468243”)	Canada	100%	CAD

*	RPK was sold during the year ended December 31, 2024

(b)	Foreign currency

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

(ii)	Revenue and expenses of the foreign subsidiary are translated at the average closing exchange rate for the period reported in the consolidated statement of profit or loss. When the average exchange rate does not provide a reasonable approximation of the cumulative effect of the rates prevailing on the transaction date, the Company utilizes the closing exchange rate on the date of the transaction; and

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

Financial assets measured at amortized cost

A non-derivative financial asset is measured at amortized cost when both of the following conditions are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Such assets are recognized initially at fair value plus any directly attributable transaction costs and measured at amortized cost using the effective interest method subsequent to initial recognition, loans and receivables are measured at amortized cost. Financial assets measured at amortized cost are comprised of cash, trade and other receivables and loans receivable.

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

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried and classified at amortized cost. The Company did not hold any cash equivalents as of December 31, 2024 and 2023.

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

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. When parts of an item of property and equipment have different estimated useful lives, they are accounted for as separate items within property and equipment. The costs of the ongoing regular servicing of property and equipment are recognized in the period in which they are incurred.

(ii)	Depreciation

Depreciation is recognized in profit or loss over the estimated useful lives of each part of an item of property and equipment in a manner that most closely reflects management’s estimated future consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Plant and equipment	10 years
Leasehold improvements	5 years
Motor Vehicles	4 years
Computers	3 years
Furniture and fixtures	6 years

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(i)	Intangible assets

Intangible assets are recorded at cost less amortization and impairment losses, if any. The Company had a cannabis operator’s license in Lesotho, held by its subsidiary Bophelo, which was valid for 10 years and was subject to a renewal at the end of the 10 years. The license automatically renewed annually on payment of necessary fees as well as submission of operational documents to the Ministry of Health. As a result of loss of control of Bophelo, the license was derecognized and recorded as a loss on the consolidated statement of loss and comprehensive loss. The Company also had a cannabis API manufacturing and GMP license in Portugal, held by its subsidiary Holigen-RPK, which is valid for 10 years. Concurrent to the sale of RPK, the Company derecognized the value of the license.

Currently, the Company has cannabis distribution licenses in the United Kingdom held by its subsidiary, Canmart which have been assessed as having an indefinite useful life. As such, these licenses are not amortized but their recoverable amounts are tested annually for impairment. The indefinite intangible assets are recorded at cost less impairment losses, if any. The Company capitalizes the initial license application cost as the cost of intangible assets while the annual license renewal fees are expensed in the year during which they occur.

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

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(k)	Income taxes (continued)

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

1.	Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(n)	New standards issued and adopted (continued)

2.	’Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

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

(o)	Recent accounting pronouncements

Certain new IFRS standards and interpretations have been issued but are not shown as they are not expected to have a material impact on the Company’s consolidated financial statements.

4.	Business Combination

On April 29, 2022, the Company, through its wholly owned subsidiary, Cannahealth, acquired 100% of the Ordinary Shares of Holigen and its wholly-owned operating subsidiary, RPK from the Flowr Corporation (“Flowr”). Consideration for the acquisition consisted of a payment of $3,000,000 in cash and 4,750 common shares of the Company’s share capital. Of the total cash purchase price, $2,600,000 has been paid and $400,000 as holdback payable. The holdback payable represents funds withheld until resolution of a potential liability between the vendor and a service provider, of which the Company expects resolution within the next twelve (12) months.

The purchase of Holigen has been accounted for by the acquisition method, with the results of Holigen included in the Company’s results of operation from the date of acquisition. The purchase of Holigen was determined as being a business combination in accordance with the requirements of IFRS 3 - Business Combinations, due to the fact that the Company acquired control over Holigen on the acquisition date through the purchase of 100% of its voting securities and consequent transfer of the purchase consideration to the sellers of the Holigen, namely Flowr.

On February 28, 2024, the Company signed a definitive Share Purchase Agreement and Escrow Agreement with Somai Pharmaceuticals Ltd. (“Somai”), pursuant to which Somai will acquire RPK for a total consideration of $2,000,000. The transaction was completed during the year ended December 31, 2024 (note 5).

Status of Holigen’s seller

In October 2022, Flowr commenced Court-supervised restructuring proceedings under the Companies’ Creditors Arrangement Act (“CCAA”) in order to receive a stay of proceedings that will allow Flowr to conduct a Sale and Investment Solicitation Process (“SISP”). The Court granted an Initial Order in these CCAA proceedings and appointed Ernst & Young Inc. as ‘the Monitor’.

During the year ended December 31, 2023, Flowr completed the sale of all of the shares of its subsidiaries, The Flowr Group (Okanagan) Inc. and certain other assets, comprising substantially all of the assets of Flowr. As a result, and pursuant to an Order dated July 21, 2023, the Monitor completed cash and share distributions to Flowr’s debenture holders. There is no recovery available for Flowr’s unsecured creditors and shareholders. For this reason, the Company recognized a write-off of holdback payable of $400,000 during the year ended December 31, 2024.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

5.	Sale of RPK

During the year ended December 31, 2024, the Company commenced plans to sell its subsidiary - RPK, and on March 24, 2024, pursuant to the signed definitive Share Purchase Agreement and Escrow Agreement with Somai in February 2024, the Company completed the transaction with Somai for the sale of RPK.

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

In connection with the closing, the Company paid a cash finder’s fee for an aggregate of $446,250.

The Company recognized a gain on sale of subsidiary of $198,780 in the consolidated statements of loss and comprehensive loss. The gain on sale was computed as follows:

Cash received	$2,000,000
Finder’s fee – transaction cost	(446,250)
Consideration received, net	$1,553,750

Cash	$105,175
Accounts receivable (note 6)	158,812
Inventory (note 7)	895,715
Prepayments	33,762
Property, plant and equipment, net (note 9)	1,769,221
Intangible licenses (note 11)	3,783,117
Accounts payable	(2,016,744)
Bank loans (note 14)	(3,374,088)
Net assets sold	$1,354,970

Gain on sale of subsidiary	$198,780

The Company accounted for the operating results of RPK which was a net loss of $827,620 as a discontinued operation during the year ended December 31, 2024 and has reclassified the operating results of RPK as a discontinued operation for the year ended December 31, 2023.

6.	Trade and Other Receivables

	December 31,	December 31,
	2024	2023
Trade accounts receivable	$356,105	$155,785
Sales taxes receivable	14,432	39,111
Other receivables	—	89,617
	$370,537	$284,513

As at December 31, 2024, there were two customers (2023 – four customers) with an amount greater than 10% of the Company’s trade accounts receivable which represented 74% of the balance (2023 – 81%). The Company did not recognize any bad debt expense during the years ended December 31, 2024 and 2023.

During the year ended December 31, 2024, the Company derecognized accounts receivable with a net book value of $158,812 in connection with the sale of RPK (note 5).

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

7.	Inventory

The Company’s inventory as of December 31, 2023 included consumer packaging inventory and dried cannabis flower finished product at RPK in Portugal with a total carrying amount of $1,286,894. During the year ended December 31, 2023, inventories with a cost of $1,544,169 were recorded as cost of sales.

During the year ended December 31, 2024, concurrent to the sale of RPK (note 5), the Company derecognized inventory with a net book value of $895,715.

Biological assets

Set out below is a reconciliation of the Company’s biological assets as at December 31, 2024 and 2023:

For the years ended December 31,	2024	2023
Balance, beginning of the year	$—	$809,180
Loss on change in fair value of biological assets	—	(822,942)
Movement in exchange rate	—	13,762
Balance, end of the year	$—	$—

At December 31, 2023, there were no cannabis plants in the ground and only the mother plants remained. Hence, there were no biological assets recognized during the year ended December 31, 2023.

As at December 31, 2024, in connection with the sale of RPK, the Company no longer owns any cannabis plants.

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

Given the status of Flowr (note 4), the Company disposed of all the 14,285,714 ordinary shares of Flowr held by the Company. As the shares held no value during the year ended December 31, 2023, no gain or loss was recognized on the disposal of the shares.

Set out below is a reconciliation of the movement of the Company’s investment during the years ended December 31, 2024 and 2023:

Balance, December 31, 2022	$263,691
Change in fair value	(264,655)
Movement in exchange rate	964
Balance, December 31, 2024 and 2023	$—

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Property, Plant and Equipment

Cost	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Total
Balance, December 31, 2022	$885,237	$12,135,221	$—	$92,255	$42,439	$129,235	$13,284,387
Additions	434,344	—	1,502	—	412	37	436,295
Disposal	—	(93,002)	—	(57,668)	—	—	(150,670)
Foreign exchange movements	35,756	459,804	36	(1,871)	6,011	5,684	505,420
Balance, December 31, 2023	1,355,337	12,502,023	1,538	32,716	48,862	134,956	14,075,432
Additions	1,950,000	—	141,806	—	3,776	2,556	2,098,138
Impact of sale of RPK	(909,551)	(12,148,749)	—	(28,983)	(25,610)	(126,346)	(13,239,239)
Foreign exchange movements	(180,786)	(353,274)	(6,683)	(3,733)	(15,610)	(6,227)	(566,313)
Balance, December 31, 2024	$2,215,000	$—	$136,661	$—	$11,418	$4,939	$2,368,018

Accumulated depreciation	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Total
Balance, December 31, 2022	$—	$1,053,249	$—	$30,519	$26,344	$14,771	$1,124,883
Depreciation	—	1,541,644	300	29,928	12,757	21,330	1,605,959
Disposal	—	(14,771)	—	(36,316)	—	—	(51,087)
Foreign exchange movements	—	143,044	8	(2,767)	5,660	2,469	148,414)
Balance, December 31, 2023	—	2,723,166	308	21,364	44,761	38,570	2,828,169
Depreciation	—	—	19,216	—	2,528	1,261	23,005
Depreciation - RPK	—	255,023	—	2,202	1,040	3,236	261,501
Impact of sale of RPK	—	(2,662,688)	—	(19,866)	(24,764)	(34,669)	(2,741,987)
Foreign exchange movements	—	(315,501)	(899)	(3,700)	(15,932)	(5,820)	(341,852)
Balance, December 31, 2024	$—	$—	$18,625	$—	$7,633	$2,578	$28,836

Impairment	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Total
Balance, December 31, 2022	$—	$—	$—	$—	$—	$—	$—
Impairment	737,994	7,902,730	—	9,174	1,135	76,998	8,728,031
Balance, December 31, 2023	737,994	7,902,730	—	9,174	1,135	76,998	8,728,031
Impact of sale of RPK	(737,994)	(7,902,730)	—	(9,174)	(1,135)	(76,998)	(8,728,031)
Balance, December 31, 2024	$—	$—	$—	$—	$—	$—	$—

Net book value	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Total
Balance, December 31, 2023	$617,343	$1,876,127	$1,230	$2,178	$2,966	$19,388	$2,519,232
Balance, December 31, 2024	$2,215,000	$—	$118,036	$—	$3,785	$2,361	$2,339,182

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Property, Plant and Equipment (continued)

During the year ended December 31, 2023, the Company sold some of its equipment held in Portugal and recognized a loss on disposal of $4,495 in the consolidated statements of loss and comprehensive loss. Pursuant to the sale of RPK, its Portuguese subsidiary, the Company impaired a portion of its property, plant and equipment and recognized an impairment loss of $8,728,031 in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2023.

As at December 31, 2024, the Company derecognized property, plant and equipment with a net book value of $1,769,221 in connection with the sale of RPK (note 5).

During the year ended December 31, 2024, the Company recognized depreciation of its property, plant and equipment of $284,506 (2023 — $1,605,959) of which $261,501 (2023 — $nil) was related to the operations of RPK and was recorded within discontinued operations.

1900 Ferne Road, Gabriola Island, British Columbia

On September 19, 2023, and as amended on September 22, 2023, the Company entered into an option agreement with 1107385 B.C. Ltd (“1107385”) to purchase farming land property and related operations and licenses from 1107385. To acquire the property, the Company must pay the following:

A.	The Company will issue a non-refundable payment equal to $1,800,000 and if paid in common shares of the Company will be based on formula to calculate the per share price as set forth in the agreement. The payment will be broken up into following:

●	the First Option Payment, upon signing (issued 10,998 with a fair value of $431,149) (note 15)

●	the Second Option Payment, 15 days after signing (paid $600,000)

●	the Third Option Payment, 30 days after signing (paid $600,000)

This buys the Company the right to develop the property for two years. The Company plans during this time period to develop Tetrahydrocannabinol (THC) and CBD facilities at this site.

B.	Additional payments will be made based upon milestones achieved from the development. Further payment milestones include:

●	Upon approval or a license for THC cultivation on the property from the applicable regulatory authority, $500,000 will be paid to the Owner.

●	Upon sale of THC product cultivated from the property, $500,000 will be paid

●	Upon Hemp cultivation approval from the application regulatory authority, $750,000 will be paid (paid in September 2024)

●	Upon CBD cultivation approval from the application regulatory authority, $750,000 will be paid

During the year ended December 31, 2024, the Company completed the initial payment and acquired the right to develop the farming property.

On September 5, 2024, Health Canada approved a hemp license for the Company. As a result, the Company was paid an additional $750,000 to 1107385 for completing one of the milestone event on September 16, 2024. To date, the Company have not yet cultivated any product from this land.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

10.	Right-of-use Assets

On August 1, 2022, the Company entered into a lease agreement for an office space with a monthly lease payment of $20,000 over a period of two years. The right-of-use assets recognized was measured at an amount equal to the recognized lease liabilities (note 13).

The details of the right-of-use assets recognized as at December 31, 2024 are as follows:

Office lease
Balance, December 31, 2022	$324,070
Amortization	(205,424)
Movement in exchange rates	3,336
Balance, December 31, 2023	121,982
Amortization	(118,049)
Movement in exchange rates	(3,933)
Balance, December 31, 2024	$—

During the year ended December 31, 2024, the Company recorded amortization on its right-of-use assets of $118,049 (2023 – $205,424).

11.	Intangible Assets

Cost:	Software	Licences	Total
Balance, December 31, 2022	$18,181	$24,663,489	$24,681,670
Movement in exchange rates	1,373	809	2,182
Balance, December 31, 2023	19,554	24,664,298	24,683,852
Impact of sale of RPK	(18,663)	(24,648,225)	(24,666,888)
Movement in exchange rates	(891)	(246)	(1,137)
Balance, December 31, 2024	$—	$15,827	$15,827

Accumulated amortization:	Software	Licences	Total
Balance, December 31, 2022	$8,254	$2,464,822	$2,473,076
Amortization	7,525	2,464,823	2,472,348
Movement in exchange rates	1,213	—	1,213
Balance, December 31, 2023	16,992	4,929,645	4,946,637
Amortization	—	—	—
Impact of sale of RPK	(16,593)	(4,929,645)	(4,946,238)
Movement in exchange rates	(399)	—	(399)
Balance, December 31, 2024	$—	$—	$—

Impairment:	Software	Licences	Total
Balance, December 31, 2022	$—	$—	$—
Impairment	2,070	15,935,463	15,937,533
Balance, December 31, 2023	2,070	15,935,463	15,937,533
Impact of sale of RPK	(2,070)	(15,935,463)	(15,937,533)
Balance, December 31, 2024	$—	$—	$—

Net book value	Software	Licences	Total
Balance, December 31, 2023	$492	$3,799,190	$3,799,682
Balance, December 31, 2024	$—	$15,827	$15,827

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

11.	Intangible Assets (continued)

During the year ended December 31, 2023, the Company’s intangible assets consists of computer software program with a carrying value of $492, and licenses consisting of a cannabis distribution license with a carrying value of $16,073 at December 31, 2024 and a cannabis API manufacturing and GMP license with a carrying value of $3,783,117.

The Company considered indicators of impairment at December 31, 2023. Pursuant to the sale of RPK, the Company impaired a portion of its intangible assets and recognized an impairment loss of $15,937,533 in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2023.

During the year ended December 31, 2024, concurrent to the sale of RPK, the Company derecognized RPK’s cannabis API manufacturing and GMP license with a net book value of $3,783,117 (note 5). As of December 31, 2024, the Company’s remaining intangible asset consist of cannabis distribution license with a carrying value of $15,827.

At December 31, 2024, Company’s cannabis distribution license has been classified as an indefinite-life intangible asset as the Company expects to maintain this asset and the end point of the useful life of such asset cannot be determined. The Company evaluates the assumption of the indefinite life of the cannabis distribution license at least annually.

12.	Loan Receivable

Included in the loans receivable at December 31, 2024 is an amount owed by Cellen Life Sciences Limited to the Company pursuant to a Bridge Loan Arrangement entered into in December 2021, an amount owed by a non-related party, an amount owed by First Towers & Fiber Corp. pursuant to a Bridge Loan Agreement entered into in November 2024, and an amount owed by Halo.

	December 31,	December 31,
	2024	2023
Loan to Cellen Life Sciences Limited (a)	$503,493	$509,212
Loan to an arm’s length party (b)	83,357	—
Loan to First Towers & Fiber Corp. (c)	352,953	—
Advances to Halo (d)	15,219	84,020
	$955,022	$593,232

(a)	On November 10, 2022, the Company entered into an agreement (the “Loan Restructuring Agreement”) with Cellen Life Sciences Limited and Cellen Biotech Limited (collectively referred to as “Cellen”) which entails the restructuring of the payment terms applicable to the $500,000 loan payable by Cellen to the Company pursuant to a Bridge Loan Facility Agreement previously entered into on December 2, 2021. In terms of the Loan Restructuring Agreement, Cellen shall repay the $500,000 by no later than the fourth anniversary of the Loan Restructuring Agreement, namely by November 10, 2026. The loan shall not bear interest until the 2nd anniversary (namely November 10, 2024) of the Loan Restructuring Agreement, where thereafter, it shall bear interest at a rate of 5% per annum on the principal amount of the loan ($500,000). The loan is secured over the assets of Cellen. During the year ended December 31, 2024, the Company recorded an accrued interest receivable of $3,493. As at December 31, 2024, the loan receivable balance including interest was $503,493.

(b)	During the year ended December 31, 2023, the Company loaned an amount of $84,020 (£66,000) to an arm’s length party. This loan is non-interest bearing, unsecured and has no specific terms of repayment. During the year ended December 31, 2024, the Company loaned out an additional $633 (£500). The additional loan is non-interest bearing, unsecured and has no specific terms of repayment. As at December 31, 2024, the loan receivable balance was $83,357.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

12.	Loan Receivable (continued)

(c)

On November 21, 2024, the Company entered into a Bridge Loan Agreement with First Towers & Fiber Corp., a corporation incorporated under the laws of the Province of British Columbia (“First Towers”) and a company controlled by a director of the Company (note 16), pursuant to which the Company loaned out $350,000 (the “Loan”) to First Towers. Interest of the prime rate (as defined in the Loan Agreement) plus 2% will accrue and be calculated daily on the principal amount of the Loan on the basis of the actual number of days the Loan is outstanding in a year of 365 or 366 days, as applicable, and will be compounded and payable monthly in arrears on the first business day of each month.

The obligations under the Loan will rank as the third ranking and most senior secured debt of First Towers. The Loan, together with all accrued interest, fees and other amount payable pursuant to the Loan Agreement, will be due and payable by First Towers in full on demand by the Company. In addition, First Towers has the right at any time to repay the Loan or any part of the Loan without premium, penalty or bonus. As general and continuing collateral security for the obligations under the Loan Agreement, First Towers agreed to execute and deliver to and in favor of the Company, a general security agreement creating a third-ranking security interest over all of First Towers’ property, an investment property pledge agreement creating a third-ranking security interest in all present and after acquired shares owned in First Towers (the “Pledged Shares”), a control agreement for the Pledged Shares, and an insurance transfer and consent, assigning certain insurance of First Towers to the Company as mortgagee, third loss payee and additional named insured as required by the Loan Agreement. During the year ended December 31, 2024, the Company recorded an accrued interest receivable of $2,953. As at December 31, 2024, the loan receivable balance including interest was $352,953.

(d)	During the year ended December 31, 2024, the Company paid and accrued an amount of $15,969 (CAD21,875) of fees for services rendered by certain legal firms to Halo, a company controlled by the interim CEO of the Company (note 16). The transactions were accounted by the Company as advances or loans to Halo. The loans are non-interest bearing, unsecured and has no specific terms of repayment. As at December 31, 2024, the loan receivable balance was $15,219.

The details of the loans receivable recognized as at December 31, 2024 are as follows:

Balance, December 31, 2022	$483,588
Addition	84,020
Movement in exchange rates	25,624
Balance, December 31, 2023	593,232
Addition	366,602
Interest Receivable	6,446
Movement in exchange rates	(11,258)
Balance, December 31, 2024	$955,022

	Maturity	December 31, 2024	December 31, 2023
Current	2025	$451,529	$—
Non-current	2026	503,493	593,232
		$955,022	$593,232

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

13.	Lease Liability

	Maturity	Incremental borrowing rate	December 31, 2023	December 31, 2022
Current	2023	10.25%	$135,337	$214,058
Non-current	2024	10.25%	—	116,763
			$135,337	$330,821

On August 1, 2022, the Company entered into a lease agreement for an office space with a monthly lease payment of $20,000 over a period of two years. Under IFRS 16, the Company recognizes lease liabilities measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate.

The details of the lease liability recognized as at December 31, 2024 are as follows:

Office lease
Balance, December 31, 2022	$330,821
Accrued interest	25,942
Cash payments	(60,000)
Accounts payable	(180,000)
Movement in exchange rates	18,574
Balance, December 31, 2023	135,337
Accrued interest	4,663
Lease payables transferred back from AP for cash settlement, net of amounts reclass to AP	160,000
Cash payments	(300,000)
Movement in exchange rates	—
Balance, December 31, 2024	$—

14.	Loans and Borrowings

(a)	Bank loans:

The loans below have been granted to Holigen Ltd. and its subsidiaries in order to fund their capital and operational needs on site.

(i)	Short term loans

As at December 31, 2023, the balance of the loans from Caixa was $875,016 which consisted of loans for the purpose of building construction and purchase of equipment. The repayment date on these loans are February 22, 2026 and June 5, 2026 respectively. These loans are charged with interest at the rate of 3% and are secured by mortgage of building and equipment. As of December 31, 2024, pursuant to the sale of RPK, the Company derecognized short term loans with a net book value of $918,198 (note 5).

(ii)	Long term loans

As at December 31, 2023, the balance of the loans from Caixa was $2,497,155 which consisted of loans for the purpose of building construction and purchase of equipment. The repayment date on these loans are February 22, 2026 and June 5, 2026 respectively. These loans are charged with interest at the rate of 3% and are secured by mortgage of building and equipment. As at December 31, 2024, pursuant to the sale of RPK, the Company derecognized long term loans with a net book value of $2,455,890 (note 5).

During the year ended December 31, 2024, the Company recognized interest expense of $124,205 from these loans which was recorded within discontinued operations.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

14.	Loans and Borrowings (continued)

(b)	Other loans:

(i)	In connection with the acquisition of Holigen, the Company assumed a total loan of €124,890 from an arm’s length parties. The loans are non-interest bearing, unsecured and have no specific terms of repayment. As at December 31, 2024, the loan balance of $129,716 (2023 – $137,834) remains outstanding.

(ii)	During the year ended December 31, 2022, the Company received a loan of £25,000 ($30,224) from a former related party (note 16). The loan is unsecured and bears interest of £200 per week. The loan matured on January 31, 2023 and is due on demand. Any unpaid amount is charged with late fees of £200 for each week the payment is late.

On January 17, 2023, the Company received an additional loan of €45,000 ($48,666) from the same former related party. The loan is unsecured and bears interest of 0.75% per day, compounding daily. The loan matured on February 1, 2023 and is due on demand. Any unpaid amount is charged with late fees of 1% compounding interest for each day the payment is late. During the year ended December 31, 2023, the lender has willingly forgone any interest arising from this loan.

During the year ended December 31, 2024, the Company recorded interest expense of $9,210 (2023 – $14,638) and paid these loans in full, including late fees amounting to $15,591 (2023 – $nil). As at December 31, 2024, the loans balance including accrued interest was $nil (2023 – $96,475).

(iii)	On April 26, 2023, the Company received loan of €500,000 ($551,399) from an arm’s length party. The loan is not interest-bearing, provided that if the loan is not repaid within 90 days from the date of the loan agreement (“Maturity Date”), the loan will be subject to an interest rate of 4% per annum, commencing from the Maturity Date. The loan was fully repaid on May 17, 2023.

(iv)	During the year ended December 31, 2023, the Company received loans of CAD$105,000 ($77,450) from an arm’s length parties. The loans bear interest of 18% per annum, unsecured and payable within 12 months. The Company recorded interest expense of $13,808 (2023 – $4,047) from these loans during the year ended December 31, 2024. As at December 31, 2024, the loans balance including accrued interest was $90,015 (2023 – $83,325).

(v)	During the year ended December 31, 2023, the Company received loans of CAD$86,880 ($65,507) from an arm’s length parties. The loans bear interest of 7% per annum, unsecured and payable within 12 months.

During the year ended December 31, 2024, the Company received additional loans of CAD$87,133 ($65,282) from an arm’s length parties. These loans bear the same interest of 7% per annum, unsecured and payable within 12 months.

The Company recorded interest expense of $8,854 (2023 – $138) from these loans during the year ended December 31, 2024. As at December 31, 2024, the loans balance including accrued interest was $133,083 (2023 – $65,820).

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital

(a)	Authorized

The Company has authorized share capital of an unlimited number of common shares with no par value.

On May 21, 2024, the Company implemented a 1-for-40 Reverse Stock Split on its ordinary shares. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole number.

On November 14, 2024, the Company implemented a 1-for-2 Reverse Stock Split on its ordinary shares. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole number.

(b)	Shares issued and outstanding

	Number of shares	Capital
Balance, December 31, 2022	43,289	$49,434,692
Fair value of RSUs issued at $147.20 per share	5,263	774,736
Fair value of RSUs issued at $88.80 per share	2,016	179,037
Fair value of RSUs issued at $48.96 per share	1,759	86,137
Cancelled shares	(257)	(200,014)
Issuance of shares upon conversion of note	7,277	314,384
Issuance of shares pursuant to the first option payment to acquire a certain land property (note 9)	10,998	431,149
Balance, December 31, 2023	70,345	51,020,121
Issuance of shares from private placement	243,053	1,396,702
Issuance of shares upon exercise of prefunded warrants	1,694,086	11,528,116
Cancelled shares	(148,437)	(1,445,188)
Share issuance costs	—	(728,056)
Fair value of RSUs redeemed at $8.22 per share	188,285	1,547,703
Balance, December 31, 2024	2,047,332	$63,319,398

During the year ended December 31, 2024, the Company had the following share capital transactions:

(i)	On February 2, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on February 1, 2024, the Company announced closing of registered direct offering with the issuance of 3,510 common shares at a purchase price of $32.48 per share and prefunded warrants to purchase 18,287 common shares at a price of $32.472 per share for gross proceeds of $708,000. The prefunded warrants were immediately exercisable for $0.008 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. Under the residual method, the Company allotted $3,370 to the prefunded warrants and recorded the value under other reserves in the consolidated statements of financial position. During the year ended December 31, 2024, the Company issued 18,287 common shares pursuant the exercise of above prefunded warrants.

(ii)	On March 4, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on March 1, 2024, the Company announced closing of registered direct offering with the issuance of 4,598 common shares at a purchase price of $16.4352 per share and prefunded warrants to purchase 4,524 common shares at a price of $16.4272 per share for gross proceeds of $150,000. The prefunded warrants were immediately exercisable for $0.008 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the year ended December 31, 2024, the Company issued 4,524 common shares pursuant the exercise of above prefunded warrants.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital (continued)

(b)	Shares issued and outstanding (continued)

During the year ended December 31, 2024, the Company had the following share capital transactions (continued):

(iii)	On March 5, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on March 4, 2024, the Company announced closing of registered direct offering with the issuance of 4,598 common shares at a purchase price of $13.4976 per share and prefunded warrants to purchase 4,662 common shares at a price of $13.4896 per share for gross proceeds of $125,000. The prefunded warrants were immediately exercisable for $0.008 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the year ended December 31, 2024, the Company issued 4,662 common shares pursuant the exercise of above prefunded warrants.

(iv)	On March 27, 2024, pursuant to an underwriting agreement entered with Univest Securities, LLC (“Univest”) as the underwriter on March 25, 2024, the Company announced closing of underwritten public offering with the issuance of 38,593 common shares at a purchase price of $9.736 per share and prefunded warrants to purchase 623,402 common shares at a price of $9.728 per share for gross proceeds of $5,000,000. The prefunded warrants are immediately exercisable for $0.008 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the year ended December 31, 2024, the Company issued 623,402 common shares pursuant the exercise of above prefunded warrants.

(v)	On April 26, 2024, the Company cancelled 148,437 common shares with a fair value of $1,445,188.

(vi)	On May 17, 2024, pursuant to the securities purchase agreement entered with DRNK Beverage Corp. on the same day, the Company announced the 1st closing of registered direct offering with the issuance of 31,142 common shares at a purchase price of $8.248 per share and prefunded warrants to purchase 271,961 common shares at a price of $8.240 per share for gross proceeds of $2,500,000. The prefunded warrants are immediately exercisable for $0.008 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the year ended December 31, 2024, the Company issued 271,961 common shares pursuant the exercise of above prefunded warrants.

(vii)	On May 20, 2024, pursuant to the securities purchase agreement entered with DRNK Beverage Corp. on May 17, 2024, the Company announced the 2nd closing of registered direct offering with the issuance of 31,142 common shares at a purchase price of $8.248 per share, and prefunded warrants to purchase 150,720 common shares at a price of $8.240 per share for gross proceeds of $1,500,000. The prefunded warrants are immediately exercisable for $0.008 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the year ended December 31, 2024, the Company issued 150,720 common shares pursuant the exercise of above prefunded warrants.

(viii)	On May 24, 2024, the Company issued 188,285 common shares at a fair value of $1,547,703 on the RSUs granted to consultants of the Company to settle up consulting fees amounting to $900,000. As a result of the settlement, the Company recognized a loss on debt settlement of $647,703 in the consolidated statements of loss and comprehensive loss.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital (continued)

(b)	Shares issued and outstanding (continued)

During the year ended December 31, 2024, the Company had the following share capital transactions (continued):

(ix)	On October 3, 2024, pursuant to an underwriting agreement entered with Univest Securities, LLC (“Univest”) as the underwriter on October 2, 2024, the Company announced closing of underwritten public offering with the issuance of 129,470 common shares at a purchase price of $2.00 per share and 620,530 prefunded warrants to purchase 620,530 common shares at a price of $0.0002 per share for gross proceeds of $1,500,000. The prefunded warrants are immediately exercisable for $0.0002 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. During the year ended December 31, 2024, the Company issued 620,530 common shares pursuant the exercise of above prefunded warrants.

(x)	In connection with the closed direct offerings and underwriting public offerings completed during the year ended December 31, 2024, the Company incurred a total share issuance cost of $728,056.

During the year ended December 31, 2023, the Company had the following share capital transactions:

(i)	On January 26, 2023, the Company issued 5,263 common shares at a fair value of $774,736 on the RSUs granted in accordance with the Company’s ESOP.

(ii)	On May 2, 2023, the Company issued 7,965 common shares at a fair value of $707,352 on the RSUs granted in accordance with the Company’s ESOP, of which 5,949 of these common shares with a fair value of $528,315 were cancelled and returned on June 30, 2023 and recorded on accounts payable.

(iii)	On June 6, 2023, the Company cancelled 257 common shares at a fair value of $200,014 that were issued in August 2022.

(iv)	On July 26, 2023, the Company issued 1,759 common shares at a fair value of $86,137 in replacement to the cancelled shares issued to a consultant of the Company on June 30, 2023.

(v)	On August 14, 2023, the Company issued 7,277 common shares at a fair value of $314,384 to Halo Collective Inc. (“Halo”) to settle the principal amount of $328,000 plus accrued interest and overdue fees of $32,960 pursuant to the Note Conversion Agreement entered with Halo Collective Inc. in July 2023, which totaled $360,960 at the time of conversion.

(vi)	On October 11, 2023, the Company issued 10,998 common shares at a fair value of $431,149 pursuant to the terms of the option agreement in relation to the purchase farming land properties (note 9).

(c)	Loss per share

The weighted average number of common shares outstanding for basic and diluted loss per share for the year ended December 31, 2024 was 1,042,014 (2023 – 56,316). The Company did not have any potential dilution during the years ended December 31, 2024 and 2023.

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

On April 22, 2022, the Company granted 3,100 restricted stock units (“RSUs”) to former directors, officers, and employees of the Company, of which service cost of $561,285 was included in general and administrative expenses during the year ended December 31, 2022. Each of the RSUs vest monthly over 36 months beginning April 22, 2022. All of these RSUs were forfeited and wrote-off during the year ended December 31, 2023.

On August 11, 2022, the Company granted 257 restricted stock units (“RSUs”) at a market price of $824 per unit to directors of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest three days following the release of Q2 2022 financials. The fair value of the granted RSUs was estimated to be $212,386. All of these RSUs were forfeited and wrote-off during the year ended December 31, 2023.

On September 21, 2022, the Company granted 1,236 restricted stock units (“RSUs”) in reserve at a market price of $484 to former directors, officers, and consultants of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $598,321. All of these RSUs in reserve were forfeited and wrote-off during the year ended December 31, 2023.

On September 22, 2022, the Company granted 375 restricted stock units (“RSUs”) in reserve at a market price of $448 to a former officer of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $168,000. All of these RSUs in reserve were forfeited and wrote-off during the year ended December 31, 2023.

On January 24, 2023, the Company granted 5,128 restricted stock units (“RSUs”) at a market price of $147.20 to consultants of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $774,736. 5,128 of the granted RSUs were exercised during the year ended December 31, 2023.

On May 2, 2023, the Company granted 7,965 restricted stock units (“RSUs”) at a market price of $88.80 to a consultant of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. 7,965 of the granted RSUs were initially exercised however 5,949 RSUs were cancelled due to RSU room restrictions. The fair value of the remaining granted RSUs was estimated to be $179,037.

On July 26, 2023, the Company granted 1,759 restricted stock units (“RSUs”) at a market price of $48.96 to a consultant of the Company in accordance with the Company’s RSU plan. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $86,137. 1,759 of the granted RSUs were exercised during the year ended December 31, 2023.

On May 24, 2024, the Company granted 188,285 restricted stock units (“RSUs”) at a market price of $8.22 to consultants of the Company to settle consulting payables of $900,000. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $1,547,703. 188,285 of the granted RSUs were exercised during the year ended December 31, 2024.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Share Capital (continued)

(d)	Restricted stock units (continued)

A summary of the Company’s outstanding RSUs as at December 31, 2024 are as follows:

Number of RSUs
Balance, December 31, 2022	4,970
Granted	14,988
Exercised	(9,039)
Forfeited/Cancelled	(10,919)
Balance, December 31, 2023	—
Granted	188,285
Exercised	(188,285)
Balance, December 31, 2024	—

During the year ended December 31, 2024, the Company recorded $798,795 (2023 – $1,249,986) of expenses related to the RSUs as consulting and accounting fees, $100,000 remains as prepaid expenses, $647,703 recognized as gain on debt settlement and the remaining $1,205 due to foreign currency translation was recorded to accumulated other comprehensive income.

16.	Related Party Transactions

Transactions with Key Management Personnel

The Company has identified its Board of Directors, Executive Chairman, Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”), Chief Financial Officer (“CFO”) and its President as its key management personnel who have the authority and responsibility for planning, directing and controlling the Company’s main activities.

For the years ended December 31,	2024	2023
Key Management Remuneration	$365,994	$522,669
Former Management Fees	129,705	—
Short term accommodation expense	—	—
	$495,699	$522,669

The Key Management remuneration is included in Professional and Consulting fees and Personnel Expenses in the Statement of Operations.

As of December 31, 2024, the Company has balances payable to related parties of $302,232 (2023 – $2,255,522) as below:

a.	Included within accounts payable and accrued liabilities at December 31, 2024 is remuneration payable to key management totaling $244,933 (2023 – $889,367), which includes amounts owing to the following current and former directors and officers of the Company:

●	current directors and officers:

i.	$8,000 owing to J Dhaliwal (2023 — $99,051);

ii.	$2,192 owing to G Deol (2023 — $nil);

iii.	$72,000 owing to K Field (2023 — $81,384);

iv.	$160,241 owing to D Jenkins (2023 — $81,384); and

v.	$2,500 owing to C Cooper (2023 — $nil).

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

16.	Related Party Transactions (continued)

●	former directors and officers:

i.	$nil owing to H Singh (2023 — $81,384);

ii.	$nil owing to K. Sidhu (2023 — $375,445);

iii.	$nil owing to T Scott (2023 — $85,733); and

iv.	$nil owing to Y. Liang (2023 — $28,196).

b.	The former director and officer of RPK, Kiranjit Sidhu is also the owner of Catalyst Capital LLC (“Catalyst”).

i.	On November 14, 2022, the Company received a loan of £25,000 ($30,224) from Catalyst. The loan is unsecured and bears interest of £200 per week. The loan has matured on January 31, 2023 and is due on demand. Any unpaid amount is charged with late fees of £200 for each week the payment is late. During the year ended December 31, 2024, the Company paid this loan in full as part of the debt settlement entered in April 2024. As of December 31, 2024, the loan balance including accrued interest was $nil (2023 — $46,811).

ii.	On January 17, 2023, the Company received an additional loan of €45,000 ($48,666) from Catalyst. The loan is unsecured and bears interest of 0.75% per day, compounding daily. The loan has matured on February 1, 2023 and is due on demand. Any unpaid amount is charged with late fees of 1% compounding interest for each day the payment is late. During the year ended December 31, 2023, the lender has willingly forgone any interest arising from this loan. During the year ended December 31, 2024, the Company paid this loan in full as part of the debt settlement entered in April 2024. As of December 31, 2024, the loan balance was $nil (2023 — $49,664).

iii.	On January 23, 2023, the Company entered into an independent contractor agreement with Mr. Sidhu, pursuant to which, he agreed to provide services regarding the business operations, business development and strategic matters to the Company for $550,000. The payment for the services was settled by the issuance of 3,618 RSU converted to 3,618 Common Shares of the Company to Mr. Sidhu in January 2023.

iv.	On February 5, 2023, the Company entered into another independent contractor agreement with Mr. Sidhu, pursuant to which, he agreed to provide services regarding the business operations, business development, legal and strategic matters to the Company for $650,000. The payment for the services was partially settled by the issuance of 2,016 RSUs converted to 2,016 Common Shares in May 2023 and 1,759 RSUs converted to 1,759 Common Shares in July 2023. As of December 31, 2023, the balance of the payable was $350,395, and was recorded under due to related parties’ account. During the year ended December 31, 2024, the Company paid this payable in full as part of the debt settlement entered in April 2024.

iii.	On April 4, 2024, the Company entered into debt settlement agreement with Mr. Sidhu to settle up all amounts owing of $487,295, which includes outstanding loans and other consulting payables. Pursuant to the agreement, Mr. Sidhu agreed to accept $136,757 in full settlement of the outstanding debt. On April 10, 2024, the Company paid the agreed amounts and recognized a gain on debt settlement of $353,159 in the consolidated statements of loss and comprehensive loss.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

16.	Related Party Transactions (continued)

c.	The Company has the following loans outstanding to 1248787 B.C. Ltd. (“1248787”), a company controlled by Jatinder Dhaliwal, a director of the Akanda:

i.	On August 18, 2023, the Company received a loan of C$24,000 ($17,714) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. The Company recorded interest expense of $3,157 (2023 — $1,181) from this loan during the year ended December 31, 2024. As of December 31, 2024, the loan balance including accrued interest of $20,814 (2023 — $19,306) remains outstanding.

ii.	On September 27, 2023, the Company received a loan of C$3,000 ($2,219) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. The Company recorded interest expense of $395 (2023 — $104) from this loan during the year ended December 31, 2024. As of December 31, 2024, the loan balance including accrued interest of $2,561 (2023 — $2,369) remains outstanding.

iii.	On October 13, 2023, the Company received a loan of C$40,000 ($29,258) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. The Company recorded interest expense of $5,259 (2023 — $1,152) from this loan during the year ended December 31, 2024. As of December 31, 2024, the loan balance including accrued interest of $33,924 (2023 — $31,346) remains outstanding.

d.	The Company has the following loans transactions with Halo, a company controlled by Katharyn Field, the executive director and interim CEO of Akanda:

Unsecured debenture

On January 26, 2023, the Company issued a promissory note to Halo for a principal amount of $328,000. The note bears an interest rate of 7% per annum and matured on June 25, 2023. During the year ended December 31, 2023, the Company entered into a note conversion agreement and settled this loan through the issuance of 7,277 common shares.

During the year ended December 31, 2023, the Company received additional loans from Halo in the aggregate principal amount of $1,192,953. These loans are unsecured and bears the same interest rate of 7% per annum and have no specific terms of repayment.

During the year ended December 31, 2024, the Company received additional loans from Halo in the aggregate principal amount of $44,954. These loans are unsecured and bears the same interest rate of 7% per annum and have no specific terms of repayment. The Company recorded interest expense of $39,170 (2023 — $125,013) from these loans and also made a full repayment during the year ended December 31, 2024. As of December 31, 2024, the outstanding balance, including accrued interest was $nil (2023 — $1,420,963).

e.	On April 24, 2024, Mr. Harvinder Singh resigned as an independent director of the Board of Directors of the Company. A Resignation and Mutual Release Agreement dated April 24, 2024 was entered between the Company and Mr. Singh, pursuant to which the Company agreed to pay Harvinder Singh a separation and release amount of $50,000. The Company has paid the amount in full on April 25, 2024. During the year ended December 31, 2024, the Company recognized a gain on debt settlement of $48,592 in the consolidated statements of loss and comprehensive loss.

As of December 31, 2024, the Company has balances receivable from related parties of $368,172 (2023 — $nil) as below:

a.	Advances - Halo

During the year ended December 31, 2024, the Company paid and accrued an amount of $15,969 (CAD21,875) of fees for services rendered by certain legal firms to Halo, a company controlled by the interim CEO of the Company. The transactions were accounted by the Company as advances or loans to Halo. The loans are non-interest bearing, unsecured and has no specific terms of repayment. As at December 31, 2024, the loan receivable balance was $15,219.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

16.	Related Party Transactions (continued)

b.	The Company has the following loan receivable from First Towers & Fiber Corp. (“First Towers”), a company controlled by Christopher Cooper, a director of Akanda:

On November 21, 2024, the Company entered into a Bridge Loan Agreement with First Towers & Fiber Corp., a corporation incorporated under the laws of the Province of British Columbia (“First Towers”), pursuant to which the Company agreed to loan to First Towers $350,000 (the “Loan”). Interest of the prime rate (as defined in the Loan Agreement) plus 2% will accrue and be calculated daily on the principal amount of the Loan on the basis of the actual number of days the Loan is outstanding in a year of 365 or 366 days, as applicable, and will be compounded and payable monthly in arrears on the first business day of each month. During the year ended December 31, 2024, the Company recorded an accrued interest receivable of $2,953. As at December 31, 2024, the loan receivable balance including interest was $352,953.

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

17.	Income Taxes

The components of income tax expense (benefit) are as follows:

Years ended December 31,	2024	2023
Current:	$—	$—
Kingdom of Lesotho	—	—
Republic of Malta	—	—
United Kingdom	—	—
	$—	$—

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

Deferred tax assets and liabilities have not been recognized for the following:

Years ended December 31,	2024	2023
Net loss before income taxes:	$(4,096,029)	$(32,275,070)
Statutory income tax rate	26.50%	26.50%

Income tax benefit	(1,085,448)	(8,552,894)
Non-deductible items	37,379	7,671,563
Non-taxable items	(371,570)	(759,559)
Foreign rate differential	9,859	1,630,735
Unrecognized loss carryforwards	1,409,780	10,155
	$—	$—

The Company has reconciled to the average statutory tax rate of the Kingdom of Lesotho (10%), the Republic of Malta (35%), the United Kingdom (25%), and the Republic of Portugal (21%).

Deferred tax assets

At December 31,	2024	2023
Net operating loss before carryforwards	$—	$—
Unrecognized loss carryforwards	$—	$—

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

The following is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments as at December 31, 2024 and 2023:

		December 31, 2024		December 31, 2023
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Financial assets measured at amortised cost:
Cash and cash held in trust	1	3,841,866	3,841,866	93,875	93,875
Trade and other receivables	2	370,537	370,537	284,513	284,513
Loan receivable	2	955,022	955,022	593,232	593,232

Financial liabilities
Financial liabilities measure at amortised cost:
Trade and other payables	2	2,982,499	2,982,499	6,014,572	6,014,572
Loans and borrowings	2	352,814	352,814	3,863,454	3,863,454
Holdback payable	2	—	—	400,000	400,000
Lease liabilities	2	—	—	135,337	135,337
Due to related parties	2	302,232	302,232	2,255,522	2,255,522

19.	Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

19.	Risks Arising from Financial Instruments and Risk Management (continued)

(a)	Market risk

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

As at (expressed in GBP)	December 31, 2024	December 31, 2023
Financial assets
Cash	£16,558	£20,087
Trade and other receivables	293,055	104,753
Loan receivable	469,233	466,000
	£778,846	£590,840
Financial liabilities
Trade and other payables	£820,809	£998,092
Loans and borrowings	—	36,771
	£820,809	£1,034,863

As at (expressed in EUR)	December 31, 2024	December 31, 2023
Financial assets
Cash	€12,504	€46,202
Trade and other receivables	3,076	136,963
	€15,580	€183,165
Financial liabilities
Trade and other payables	€838	€2,171,878
Loans and borrowings	124,890	3,225,389
	€125,728	€5,397,267

As at (expressed in CAD)	December 31, 2024	December 31, 2023
Financial assets
Cash and cash held in trust	$5,473,500	$22,949
Loans receivable	515,197	—
	$5,988,697	$22,949
Financial liabilities
Trade and other payables	$2,809,356	$3,356,916
Due to related party	425,962	2,744,510
Holdback payable	—	511,238
Lease liabilities	—	179,412
Loans and borrowings	315,557	340,469
	$3,550,875	$7,132,545

Based on the above net exposures as at December 31, 2024, assuming that all other variables remain constant, a 5% appreciation or deterioration of the USD against the GBP would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $2,000 (2023 — $17,000), EUR — $5,000 (2023 — $236,000) and — $85,000 (2023 — $268,000).

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

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

19.	Risks Arising from Financial Instruments and Risk Management (continued)

(b)	Credit risk (continued)

At December 31, 2024, the Company was subject to a concentration of credit risk related to its accounts receivable as 74% (2023 — 81% from four customers) of the balance of amounts owing is from two customers. The Company did not record any bad debt expense during the years ended December 31, 2024 and 2023. As at December 31, 2024 and 2023, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to provide capital to pursue the development and commercialization of its products. In the management of capital, the Company includes cash, short-term debt and capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or new debt.

At the current stage of the Company’s development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the years ended December 31, 2024 and 2023.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

21.	Segmented Information

The Company has three reportable segments: Cultivation, Distribution & Corporate. Cultivating activities which comprise the “cultivation” segment is made up of the medical cannabis cultivation operations at RPK/Holigen in Portugal up until the sale completion in March 2024 (refer to note 5). Distributing activities relate to the distribution of medical cannabis by Canmart Ltd in the United Kingdom. Corporate activities entail head office costs and other general corporate expenses related to the administration of the broader group. The accounting policies of the operating segments are the same as those described in the summary of material accounting policies. The reportable segments have been determined by management on the basis that these are strategic business units that offer different products and services. The business units in Portugal (up until the sale of subsidiary described in note 5) which fall under the cultivation segment were focused on the cultivation of medical cannabis and medical cannabis biomass respectively, while the business unit in the United Kingdom, which falls under the distribution segment, undertakes the sale and distribution of medical cannabis products. The corporate segment undertakes management and treasury services within the group and for the benefit of all group companies. They are managed separately as each business unit requires different strategies, risk management and technologies.

Set out below is information about the assets and liabilities as at December 31, 2024 and 2023 and profit or loss from each segment for the years ended December 31, 2024 and 2023:

	As at December 31, 2024
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$17,785	$1,052,080	$6,844,218	$7,914,083
Reportable segment liabilities	133,163	1,026,211	2,478,171	3,637,545

	As at December 31, 2023
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$7,421,320	$831,714	$586,959	$8,839,993
Reportable segment liabilities	5,949,793	1,314,705	5,404,387	12,668,885

	For the year ended December 31, 2024
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$—	$836,664	$—	$836,664
Intersegment revenues	—	—	—	—
Other income (expense)	(879,154)	411,198	1,675,644	1,207,688
Finance income	—	3,539	2,953	6,492
Finance expense	—	(19,024)	(81,083)	(100,107)
Depreciation & amortization	—	3,783	137,271	141,054
Discontinued operations	(827,620)	—	—	(827,620)
Reportable segment income (loss)	(206,397)	43,414	(3,933,046)	(4,096,029)

	For the year ended December 31, 2023
Financial statement line item:	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$—	$423,683	$—	$423,683
Intersegment revenues	—	—	—	—
Other income (expense)	(990,870)	117,785	940,863	67,778
Finance income	—	39	—	39
Finance expense	—	(14,638)	(106,758)	(121,396)
Depreciation & amortization	—	3,759	205,424	209,183
Discontinued operations	(28,562,693)	—	—	(28,562,693)
Reportable segment loss	(29,566,625)	(355,688)	(2,352,757)	(32,275,070)

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

21.	Segmented Information (continued)

Set out below are reconciliations of each reportable segment’s revenues, profit or loss for the years ended December 31, 2024 and 2023, and assets and liabilities as at December 31, 2024 and 2023:

	For the year ended December 31, 2024
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$—	$836,664	$—	$836,664
Elimination of inter segment revenue	—	—	—	—
Total revenue	$—	$836,664	$—	$836,664

	For the year ended December 31, 2023
Revenues	Cultivation	Distribution	Corporate	Total
Total revenues	$—	$423,683	$—	$423,683
Elimination of inter segment revenue	—	—	—	—
Total revenue	$—	$423,683	$—	$423,683

	For the year ended December 31, 2024
Loss	Cultivation	Distribution	Corporate	Total
Total profit or loss for reportable segments	$621,223	$43,414	$(3,933,046)	$(3,268,409)
Total loss on discontinued operations	(827,620)	–	–	(827,620)
Elimination of inter segment profit or loss	–	–	–	–
Income (loss) before income tax expense	$(206,397)	$43,414	$(3,933,046)	$(4,096,029)

	For the year ended December 31, 2023
Loss	Cultivation	Distribution	Corporate	Total
Total loss for reportable segments	$(1,003,932)	$(355,688)	$(2,352,757)	$(3,712,377)
Total loss on discontinued operations	(28,562,693)	–	–	(28,562,693)
Elimination of inter segment profit or loss	–	–	–	–
Loss before income tax expense	$(29,566,625)	$(355,688)	$(2,352,757)	$(32,275,070)

	As at December 31, 2024
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$17,785	$1,052,080	$52,703,643	$53,773,508
Elimination of inter segment assets	–	–	(45,859,425)	(45,859,425)
Segments’ assets	$17,785	$1,052,080	$6,844,218	$7,914,083

	As at December 31, 2023
Assets	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$7,421,320	$19,962,714	$13,716,171	$41,100,205
Elimination of inter segment assets	–	(19,131,000)	(13,129,212)	(32,260,212)
Segments’ assets	$7,421,320	$831,714	$586,959	$8,839,993

	As at December 31, 2024
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$883,397	$11,169,051	$25,958,535	$38,010,983
Elimination of inter segment liabilities	(750,234)	(10,142,840)	(23,480,364)	(34,373,438)
Entity’s liabilities	$133,163	$1,026,211	$2,478,171	$3,637,545

	As at December 31, 2023
Liabilities	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$16,163,821	$31,223,085	$(25,505,597)	$21,881,309
Elimination of inter segment liabilities	(10,214,029)	(29,908,380)	30,909,985	(9,212,424)
Entity’s liabilities	$5,949,792	$1,314,705	$5,404,388	$12,668,885

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

22.	Insolvency Proceedings

In July 2022, the Company announced that the High Court of Lesotho (the “Lesotho Court”) has placed in liquidation the Company’s, wholly-owned subsidiary, Bophelo Bio Science and Wellness (Pty) Ltd. (“Bophelo”). The action to place Bophelo in liquidation was taken by the Lesotho Court pursuant to an application and request (the “Liquidation Application”) that was filed by Louisa Mojela, the former Executive Chairman of the Company, who was terminated as Executive Chairman of Akanda, and the Mophuti Matsoso Development Trust (“MMD Trust”). Akanda had intended to convene a special committee to investigate Ms. Mojela’s actions and conduct, including actions and conduct taken by her prior to her filing of the Liquidation Application, and further intended to pursue all of its available legal rights and remedies against Ms. Mojela and the MMD Trust for taking this unauthorized action. The Company also intended to contest and seek to reverse the determination by the Lesotho Court to place Bophelo in liquidation and seek to recover significant loans that it has made to Bophelo to fund the execution of Bophelo’s business plan; however, due to lack of funds and resources, the Company is not at this time actively contesting the matter and cannot give no assurance that it will do so in the future. . Finally, Ms. Mojela has been summarily terminated as Chairman of Bophelo for Cause, as a “bad leaver”, as a result of her action to seek to place Bophelo in liquidation. Ms. Mojela has instituted legal proceedings against the Company as a result of the termination of her employment. In an action taken without the Company’s knowledge, the Lesotho Court has ordered an insolvent liquidation of Bophelo, and has appointed Mr. Chavonnes Cooper of Cape Town, South Africa, as liquidator of Bophelo for purposes of maintaining the value of the assets owned or managed by Bophelo. The order was signed by the Honorable Mr. Justice Mokhesi on July 15, 2022.

At the date of these consolidated financial statements, the Company believes the liquidation of Bophelo Bio Science and Wellness (Pty) Ltd. is still ongoing.

23.	Contingencies

On October 20, 2022, Louisa Mojela filed a claim against Canmart and the Company for wrongful termination of her Service Agreement. The claimant sought £1,832,150.62 plus further administrative and legal fees. The Company denied her claim and lodged a counterclaim lodged for losses caused by the Claimant including a loan of US $6,849,935.69 (The loan we cited in the proceedings was $3m USD) Akanda advanced to Bophelo. On 31 January 2023, Mojela applied for summary judgment in respect of some but not all of these amounts. On October 30, 2023, Mojela’s entire application for summary judgment failed. On January 15, 2024, a Consequentials hearing was held at which the High Court subsequently awarded Akanda and Canmart £60,000 for legal costs. On 5 February 2024, Mojela sought permission to appeal of the summary judgment decision but her application for permission to appeal was refused on 11 April 2024. On 17 April, 2024, Mojela applied for a hearing to renew her application to appeal. In the meanwhile, proceedings are stayed as parties await the results of this hearing.

On December 2, 2024, the Company entered into a settlement agreement to settle this dispute for a sum of £100,000 ($129,705) and accounted the full amount as former management fees (note 16). During the year ended December 31, 2024, the Company paid the amount in full and recognized a gain on debt settlement of $9,670 in the consolidated statements of loss and comprehensive loss.

On April 29, 2023, Trevor Scott, former CFO of the Company, issued a claim against the Company for amounts owing under his employment agreement totaling £420,659.95. Claim has been denied in its entirety and a counter-claim lodged for losses caused by the Claimant. The final hearing conflicts with Mojela’s Consequentials hearing and thus the Company has applied to postpone it. During the year ended December 31, 2023, the parties entered into an agreement to settle this dispute for a sum of £67,392 to be paid in installment. During the year ended December 31, 2024, the Company paid the amount in full.

On May 12, 2023, Tejinder Virk, former CEO of the Company, issued a claim for Detriment and dismissal for alleged protected disclosures totaling £1,630,302.22 net. The claim has been denied in its entirely. Witness statements were exchanged on 30 April 2024 and the Tribunal hearing is scheduled to take place by video between 8-10, 13-17 and 20 – 22 May 2024. On May 10, 2024, the Company entered into a settlement agreement with Tejinder Virk to settle the claims for a sum of £30,000 to be paid in installment. During the year ended December 31, 2024, the Company paid the amount in full and recognized a gain on debt settlement of $25,969 in the consolidated statements of loss and comprehensive loss.

On May 15, 2023, Vidya Iyer, the Company’s former SVP of Finance issued a claim for amounts owing under her employment agreement totaling £151,774. Claim has been denied in its entirety and a counter-claim lodged for losses caused by the Claimant. Final hearing by video is slated between April 3, 2024 to April 5, 2024. Claimant updated her schedule of loss on December 19, 2023. Documents to be exchanged by January 8, 2024 with bundle to be produced by January 29, 2024. Witness statements to be exchanged by March 18, 2024. On March 27, 2024, the Company entered into a settlement agreement with Vidya Iyer to settle the claims for a sum of £30,000 to be paid in installment. During the year ended December 31, 2024, the Company paid the amount in full and recognized a gain on debt settlement of $147,437 in the consolidated statements of loss and comprehensive loss.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

23.	Contingencies (continued)

On January 29, 2024, the Company was informed that Mr. Shailesh Bhushan, the former Chief Financial Officer of the Company, filed a complaint with the Employment Standards Branch of British Columbia claiming unpaid salary and invoices in the aggregate amount of CAD $271,990 from the period December 2022 through November 2023. The Company previously offered to Mr. Bhushan an annual salary of CAD $60,000 and as such, believes the claim to be frivolous, strongly disputes the amount claimed, and intends to vigorously defend itself. On February 23, 2024, Mr. Bhushan filed a Notice of Civil Claim in the Supreme Court of British Columbia against Akanda alleging constructive dismissal and claiming severance pay, general damages, aggravated and punitive damages, and allegedly unpaid salary and bonus. He also seeks special costs. Mr. Bhushan has named Akanda directors Jatinder Dhaliwal, Katharyn Field, David Jenkins, and Harvinder Singh as defendants, whom he alleges are personally liable for unpaid wages. The Company and the other defendants filed their Response to Civil Claim on May 2, 2024. The Company denies all liability and takes the position that Mr. Bhushan was terminated for just cause. The Company also disputes the amounts claimed, and denies that Akanda and Halo are a common employer. The proceeding is at the discovery stage.

On September 10, 2024, Dallas Dunkley filed a claim against the Company for wrongful dismissal. The Company served its Statement of Defense on November 20, 2024. The total amount claimed in the Statement of Claim is $200,000 on account of wrongful dismissal damages, damages for loss of vacation pay, and general, aggravated, and punitive damages, plus interest and costs. The Company’s position is that Mr. Dunkley was never an employee of the Company, and therefore, is not entitled to any damages. The parties intend on proceeding to mediation to explore potential settlement. Liability is undetermined at this time in light of the early stage of litigation.

24.	Subsequent Events

Subsequent to the year ended December 31, 2024, the Company:

i.	Lent out the following loans, pursuant to the Company’s $1,000,000 aggregate loan facility to First Towers & Fiber Corp.:

a.	On January 24, 2025, the Company has lent an amount of $30,000 to First Towers & Fiber Corp., a company controlled by Chris Cooper, a director of the Company. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

b.	On February 14, 2025, the Company has lent an amount of $170,000 to First Towers & Fiber Corp., a company controlled by Chris Cooper, a director of the Company. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

c.	During April 2025, the Company has lent an amount of $200,000 to First Towers & Fiber Corp., a company controlled by Chris Cooper, a director of the Company. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

ii.	Enter into a Business Combination Transaction:

On March 5, 2025, the Company entered into a Share Exchange Agreement (the “SEA”) with First Towers & Fibers Corp., a corporation existing under the laws of the Province of British Columbia (“FTFC”) and the common shareholders of FTFC (the “Shareholders”). Subject to the terms and conditions set forth in the SEA, the parties will enter into a business combination transaction (the “Business Combination”), pursuant to which, among other things, all of the common shares of FTFC (the “Exchanged Shares”) shall be exchanged for either common shares, no par value, of the Company (the “Purchaser Shares”), or cash, and FTFC shall be continuing as a wholly owned subsidiary of the Company.

FTFC is a private company that develops, constructs and owns telecommunications infrastructure in Mexico. The Company and FTFC have previously entered into and announced a non-binding letter of intent with respect to the Business Combination which set out the basic terms and conditions of the Business Combination. A co-founder, shareholder, executive and director of FTFC is Christopher Cooper, a director of the Company. The Company can give no assurance when or if the Business Combination will be consummated.

Substantially all of the Shareholders will receive consideration equal to one Purchaser Share for every 2.5 Exchanged Shares held immediately prior to the closing so exchanged in the Business Combination, or an aggregate of approximately 15.3 million Purchaser Shares, subject to adjustment as described in the SEA, including adjustments as a result of any reverse stock split or consolidation of the Purchaser Shares. The remaining Shareholders will instead receive as consideration an aggregate of US$14,100,000, payable by the Company 18 months after the closing of the Business Combination. The Company also agreed to assume outstanding options granted by FTFC and certain indebtedness of FTFC.

Within three business days of the execution date, the Company shall advance to FTFC a $1,000,000 loan on the same terms as the Company’s November 21, 2024 Bridge Loan Agreement with FTFC, pursuant to which the Company loaned to FTFC US$350,000. See above clause i. for additional information regarding amounts drawn down under this obligation.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

24.	Subsequent Events (continued)

Following the closing of the Business Combination, the Company agreed to use commercially reasonable efforts to raise additional funds of at least $4,000,000 and a maximum of $10,000,000 compromising of: (i) a debt or equity financing by the Company of at least $2,000,000 and a maximum $5,000,000 within four months of the closing date; and (ii) a subsequent debt or equity financing to raise an additional amount of at least $2,000,000 and a maximum of $5,000,000 within seven months of the closing date, of which the type of securities offered and offering price will be determined in the context of the market by the Company.

On March 31, 2025, the Company entered into a First Amendment to the SEA with FTFC pursuant to which the “End Date” specified in the SEA has been amended to June 30, 2025.

iii.	Issued the following shares:

Commencing on March 25, 2025, the Company entered into a series of Subscription Agreements with the investors signatory thereto pursuant to which the Company sold to the Investors an aggregate of 228,572 restricted common shares of the Company at a subscription price per share of $1.40, or aggregate gross proceeds to the Company of approximately $320,000.

iv.	Cease its UK operation:

On March 25, 2025, after evaluating the current state of the Company’s business of importing and distributing cannabis-based products in the United Kingdom through its Canmart subsidiary, the Company’s Board of Directors has determined to discontinue and cease its U.K operations and shut down Canmart. The Board came to this conclusion after receiving notification from Canmart’s directors that they intend to resign and the difficulty in finding qualified replacements, determining that the expense and timing of renewing its license to operate in the U.K. when compared to projected near-term future revenues is not cost effective, and evaluating the continued potential exposure to Canmart’s existing lawsuits, among other things.

v.	Appointed a new director:

On April 10, 2025, the Company appointed Usama Chaudhry to the Board of Directors.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1	Form of Underwriting Agreement	F-1	333-277182	1.1	3/11/24
1.2	Articles of Incorporation of Akanda Corp., dated July 16, 2021.	F-1	001-41324	3.1	2/14/22
1.3	Articles of Amendment of Akanda Corp., dated August 30, 2021.	F-1	001-41324	3.2	2/14/22
1.4	Articles of Amendment of Akanda Corp., dated March 8, 2023.	6-K	000-41324	99.2	3/8/23
1.5	Bylaws of Akanda Corp., dated July 16, 2021.	F-1	001-41324	3.3	2/14/22
2.1	Description of Securities Registered under Section 12 of the U.S. Exchange Act	20-F	001-41324	97.1	5/01/24
4.1	Share Purchase Agreement between Akanda Corp. and Halo Collective Inc. dated September 29, 2021.	F-1	001-41324	2.1	2/14/22
4.2	Share Purchase Agreement, dated as of April 20, 2022 among Akanda Corp., Cannahealth Limited, Holigen Holdings Limited and The Flowr Corporation.	6-K	001-41324	2.1	4/27/22
4.3	Form of Subscription Agreement for The Flowr Corporation Common Shares.	6-K	001-41324	10.1	4/27/22
4.4	Form of Amended and Restated Option to Purchase between Akanda Corp. and 1107385 B.C. LTD.	6-K	001-41324	99.1	9/25/23
4.5	Form of Subscription Agreement for Common Shares	F-1	001-41324	10.4	2/14/22
4.6+	2021 Equity Incentive Plan	F-1	333-262436	10.1	2/14/22
4.7+	Form of Indemnity Agreement with directors and executive officers.	F-1	001-41324	10.8	2/14/22
4.8	Bridge Loan Facility by and between Akanda Corp. and Cellen Limited dated December 2, 2021.	F-1	001-41324	10.11	2/14/22
4.9	Form of Halo Collective Inc. Promissory Note	F-3	333-276577	4.3	1/18/24
4.10	Note Conversion Agreement dated July 25, 2023 between Akanda Corp. and Halo Collective Inc.	F-1	333-277182	10.14	2/20/24
4.11	Non-Competition Agreement dated April 21, 2022.	6-K	001-41324	10.3	4/27/22
4.12	Form of Standard Promissory Note	F-3	333-276577	4.4	1/18/24

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
4.13	Form of Independent Contractor Agreement between Akanda Corp. and Kiranjit Sidhu	F-1	333-277182	10.21	2/20/24
4.14	Finder’s Fee Agreement dated June 12, 2021 by and between Akanda Corp. and Cannera Holdings Ltd.	F-1	333-277182	10.25	3/11/24
4.15	Consulting Agreement with IR Agency LLC	6-K	001-41324	10.1	3/28/24
4.16	2024 Equity Incentive Plan	20-F	001-41324	4.31	5/1/24
4.17	Resignation and Mutual Release Agreement dated April 24, 2024 between the Company and Harvinder Singh	20-F	001-41324	4.32	5/1/24
4.18Ω^	Settlement Agreement by and among Canmart Ltd, Akanda Corp. and Trevor Scott dated January 15, 2024	20-F	0001-41324	4.33	5/1/24
8.1#	List of Significant Subsidiaries of Akanda Corp.
11.1	Code of Business Conduct and Ethics of Akanda Corp.	F-1	001-41324	14.1	2/14/22
11.2	Whistleblower Policy of Akanda Corp.	F-1	001-41324	14.2	2/14/22
11.3	Related Party Transactions Policy of Akanda Corp.	F-1	001-41324	14.3	2/14/22
11.4	Insider Trading Policy	20-F	001-41324	97.1	5/01/24
12.1#	Certification of the Chief Executive Officer as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934
12.2#	Certification of the Chief Financial Officer as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934
13.1#	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934
13.2#	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934
15.1#	Consent of Green Growth CPAs, independent registered public accounting firm.
97.1	Akanda Corp. Incentive Compensation Recovery Policy	20-F	001-41324	97.1	5/01/24
101.INS#	Inline XBRL Instance Document.
101.CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.SCH#	Inline XBRL Taxonomy Extension Schema Document.
101.DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB#	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104#	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

+	Indicates management contract or compensatory plan.

#	Filed herewith.

Ω	Certain portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Regulation S-K, Item (601)(b)(10).

^	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

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

Date: April 30, 2025