Form 20-F
period 2025-12-31
AKANDA CORP.
filed 2026-06-09
CIK 1888014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

c/o Gowling WLG (Canada) LLP

100 King St. W, Suite 1600

Toronto, ON M5X 1G5, Canada

Tel: +1 (416) 862-7525

(Address of principal executive offices)

Katie Field, Interim Chief Executive Officer and Director

100 King St. W, Suite 1600

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

The number of common shares outstanding as of December 31, 2025 was 1,983,546

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this Annual Report on Form 20-F, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “might”, “will”, “should”, “believe”, “expect”, “could”, “would”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this Annual Report, including among other things:

●	our limited operating history;

●	the successful integration of First Towers into our business, and growth of that business;

●	unpredictable events and associated business disruptions;

●	changes in cannabis laws, regulations and guidelines;

●	decrease in demand for cannabis and cannabis-derived products;

●	exposure to product liability claims and actions;

●	exposure to product liability claims and actions;

●	damage to our reputation due to negative publicity;

●	risks associated with product recalls;

●	the viability of our product offerings;

●	our ability to attract and retain skilled personnel;

●	maintenance of effective quality control systems;

●	regulatory compliance risks;

●	risks inherent in an agricultural business and in the other businesses in which we operate;

●	increased competition in the markets in which we operate and intend to operate;

●	risks associated with expansion into new jurisdictions, including our new operations in Mexico through our First Tower subsidiary;

●	our ability to obtain and maintain adequate insurance coverage;

●	our ability to identify and integrate strategic acquisitions, investments and partnerships and to manage our growth;

●	our ability to raise capital and the availability of future financing;

●	global economy risks; and

●	our ability to maintain the listing of our securities on The Nasdaq Capital Market.

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

Risks Related to the First Towers Transaction

The market price of our Common Shares is expected to continue to fluctuate after the First Towers Transaction.

The market price of the common shares of Akanda has and is expected to continue to, fluctuate, potentially significantly, following completion of the Transaction, as a result of a variety of factors, including for example, among others, general market and economic conditions, changes in our businesses, operations and prospects, interest rates, general market, industry and economic conditions and other factors generally affecting the stock prices, federal, state and local legislation, governmental regulation and legal developments in the industry segments in which Akanda now operates. In addition, any significant price or volume fluctuations in the stock market generally could have a material adverse effect on the market for, or liquidity of, our common shares, regardless of the post-transaction actual operating performance.

As a result of the First Towers Transaction, the market price for our common shares may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of Akanda Common Stock.

First Towers’ business differs from those of Akanda’s historical cannabis operations, and, accordingly, our results of operations post-Transaction have been and will likely continue to be affected by some factors that are different from those currently or historically affecting the results of operations of Akanda.

Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the Transaction.

The success of our integration of First Towers into our company will depend in part on our ability to retain the talents and dedication of key professionals of First Towers. It is possible that these employees may decide not to remain with First Towers. If key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, Akanda’s business activities with respect to our First Towers subsidiary may be adversely affected and management’s attention may be directed to hiring suitable replacements, all of which may cause that business to suffer. In addition, Akanda may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms. No assurance can be given that post-Transaction, Akanda will be able to attract or retain key employees to the same extent that those companies have been able to attract or retain their own employees in the past.

The First Towers Transaction has and may continue to cause disruptions in the business of Akanda and First Towers, which could have an adverse effect on Akanda’s business and financial results.

The First Towers Transaction has caused disruptions in the business of Akanda and of First Towers, including by diverting some of the attention of their respective management toward the completion of the First Towers Transaction instead of focusing on their respective business. In addition, Akanda has diverted significant management resources in an effort to complete the First Towers Transaction and integrate First Towers into our company, which could have been applied to further building its legacy business.

Akanda may be exposed to increased litigation, which could have an adverse effect on Akanda’s business and operations post-Transaction.

Akanda may be exposed to increased litigation from stockholders (including former stockholders of First Towers), customers, suppliers, distributors, consumers and other third parties following the First Towers Transaction. Such litigation may have an adverse impact on Akanda’s business and results of operations or may cause disruptions to Akanda’s operations.

Akanda’s cannabis business may be secondary to First Tower’s existing business. Akanda Shareholders will therefore after the Transaction have a continuing equity interest predominantly in the business of First Towers.

Akanda expects to continue its planned development of the hemp and cannabis cultivation business in Gabriola Island, British Columbia; however, the assets and existing business of First Towers are expected to account for a substantial percentage of the combined business’ focus.

Akanda’s debt post-Transaction may limit its financial flexibility.

Akanda assumed approximately $20 million of First Towers indebtedness, although a significant amount has been prepaid to date. Our indebtedness could have adverse effects on the financial condition and results of operations of Akanda post-Transaction, including:

●	increasing its vulnerability to changing economic, regulatory and industry conditions;

●	limiting its ability to compete and its flexibility in planning for, or reacting to, changes in its business and the industry;

●	limiting its ability to pay dividends to its stockholders, if at all;

●	limiting its ability to borrow additional funds; and

●	increasing its interest expense and requiring Akanda post-Transaction to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing funds available for working capital, capital expenditures, acquisitions, share repurchases, dividends and other purposes.

The ability of Akanda post-Transaction to arrange any additional financing for the purposes described above or otherwise will depend on, among other factors, Akanda’s financial position and performance, as well as prevailing market conditions and other factors beyond its control.

Holders of Akanda’s common shares will be diluted by the future issuance of additional common shares underlying the issuances of Class B Special Shares in connection with the First Towers Transaction or otherwise; future sales of such shares in the public market or the expectation that such sales may occur may decrease the market price of Akanda’s common shares.

Akanda is expected to issue a significant number of common shares in the future, relative to the number of shares outstanding, in connection with the issuance of its Class B Special Shares that are held by the former shareholders of First Towers, in addition to the common shares already issued to such former shareholders upon the conversion of their Class A Special Shares issued at the closing of the First Towers Transaction. These issuances have and are expected to further dilute Akanda existing stockholders, and such dilution could be significant. Moreover, such dilution could have a material adverse effect on the market price for the shares of Akanda’s common shares. Since the Class B Special Shares vote with the common shares as a single class, the voting rights of existing common shareholders of Akanda will be adversely affected, by diluting the voting power of Akanda’s common shares.

Risks Related to Akanda’s Cannabis Business

We are an early-stage cannabis company with limited operating history and these operations may never become profitable.

Akanda was only recently incorporated to be a holding company in 2021, with operating subsidiaries having limited operating histories and generating minimal revenue. Since then, we have discontinued our European operations while we are seeking to launch our hemp and THC/CBD farming facility in British Columbia, Canada. We remain an early-stage company and have limited financial resources and minimal operating cash flow. If we cannot successfully develop, manufacture and distribute our planned cannabis products, or have capacity constraints, quality control problems or other disruptions, we may not be able to develop or offer market-ready commercial products at acceptable costs, which would adversely affect our ability to effectively enter the market or expand our market share. A failure by us to achieve a low-cost structure through economies of scale or improvements in cultivation, manufacturing or distribution processes would have a material adverse effect on our commercialization plans and our business, prospects, results of operations and financial condition.

We expect to require additional funding to develop and launch our pre-revenue hemp and THC/CBD cultivation facility in Gabriola Island, British Columbia. However, there can be no assurance that additional funding will be available to us for the development of our planned businesses, which will require the commitment of substantial resources. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Potential investors should carefully consider the risks and uncertainties that an early stage company with a very limited operating history will face. In particular, potential investors should consider that we may be unable to:

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

There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as cannabidiol and tetrahydrocannabinol). Although we believe that the articles, reports and studies published support our beliefs regarding the viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, investors should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated herein or reach negative conclusions related to medical cannabis, which could have a material adverse effect on the demand for our future products and could result in a material adverse effect on our business, financial condition and results of operations or prospects.

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

Our future growth and profitability will depend on the effectiveness and efficiency of sales and promotional expenditures, including our ability to (i) achieve the necessary licenses and regulatory approvals for our cultivation facility, (ii) determine the appropriate creative message and media mix for future marketing expenditures and (iii) effectively manage cultivation and processing costs in order to maintain acceptable operating margins. There can be no assurance that our sales and promotional expenditures will result in revenues in the future or will generate awareness of our products and services. In addition, no assurance can be given that we will be able to manage our sales and promotional expenditures on a cost-effective basis.

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

Once we expect to commence cultivation of our products, significant price fluctuations or shortages in the cost of materials may increase our cost of goods sold and cause our results of operations and financial condition to suffer. If we are unable to secure materials at a reasonable price, we may have to alter or discontinue selling some of our products or attempt to pass along the cost to our customers, any of which could adversely affect our results of operations and financial condition.

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

The industry in which we operate and intend to operate is subject to intense and increasing competition. Many of our competitors have greater resources that may enable them to compete more effectively than us in the cannabis industry, or they have a longer operating history and greater capital resources and facilities, which may enable them to compete more effectively in this market. We expect to face additional competition from existing licensees and new market entrants who are granted licenses in the jurisdictions in which we operate or intend to operate. If a significant number of new licenses are granted in the near term, we may experience increased competition for market share and may experience downward pricing pressure on our products as new entrants increase production. Such competition may cause us to encounter difficulties in generating revenues and market share, and in positioning our products in the market. If we are unable to successfully compete with existing companies and new entrants to the market, our lack of competitive advantage will have a negative effect on our business and financial condition.

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

Our business is subject to risks associated with conducting business outside of the United States. Our operations are based primarily in Canada and Mexico. Accordingly, our future results could be harmed by a variety of factors, including, without limitation, the following:

●	economic weakness, including inflation, or political instability in non-U.S. economies and markets;

●	differing and changing regulatory requirements for product licenses and approvals;

●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

●	difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

●	changes in applicable non-U.S. regulations and customs, tariffs and trade barriers;

●	changes in applicable non-U.S. currency exchange rates and currency controls;

●	changes in a specific country’s or region’s political or economic environment;

●	trade protection measures, import or export licensing requirements or other restrictive actions by governments;

●	differing reimbursement regimes and price controls in certain non-U.S. markets;

●	negative consequences from changes in tax laws;

●	compliance with applicable tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under our share option schemes or equity incentive plans;

●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	difficulties associated with staffing and managing international operations, including differing labor relations;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including droughts, floods and fires.

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

General political uncertainty may have an adverse impact on our operating performance and results of operations. In particular, the U.S. and the world at large continue to experience significant political events that cast uncertainty on global financial and economic markets. It is presently unclear as to all of the actions the second Trump administration in the U.S. will implement, and if implemented, how these actions may impact us or how we intend to operate in or with the U.S. Any actions taken by the Trump administration, including the many recent executive orders, may have a negative impact on the U.S. or World economy in general and on our business, financial condition, and results of operations in particular. Political, social and geopolitical conditions can adversely affect our existing and planned business.

We may seek international sales in the future, and such sales may be subject to unexpected exchange rate fluctuations, regulatory requirements and other barriers.

We currently expect that any sales we may have will be denominated in U.S. Dollars or Mexican Pesos and that we may, in the future, have sales denominated in the currencies of additional countries in which we may establish operations or distribution. In addition, we expect to incur the majority of our operating expenses in U.S. Dollars and Canadian Dollars. Our international sales may be subject to unexpected regulatory requirements and other barriers. Any fluctuation in the exchange rates of foreign currencies may negatively affect our business, financial condition and results of operations. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets. In addition, those activities may be limited in the protection they provide from foreign currency fluctuations and can themselves result in losses.

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

Risks Related to our Cannabis Regulatory Framework

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

In addition, there is no assurance that the industry and market will continue to exist and grow as currently estimated or anticipated or function and evolve in the manner consistent with management’s expectations and assumptions. We could also be subject to other events or circumstances that adversely affect the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets. In this respect, we may determine that exiting the industry is in the best financial interests of the Company and may undertake all necessary actions to effectuate a shift to another industry.

U.S. federal law has changed, but Marijuana remains a controlled substance.

Although the legal framework is changing, there are significant legal restrictions and regulations that govern the cannabis industry in the United States. Some forms of marijuana remain a Schedule I drug under the Controlled Substances Act, making it illegal under federal law in the United States to, among other things, cultivate, distribute or possess cannabis in the United States. As of 2024, 47 states, the District of Columbia, and the U.S. Territories of Guam, Puerto Rico, and the U.S. Virgin Island allow the of cannabis for medical purposes. 24 states and the District of Columbia have legalized cannabis for recreational purposes. In those states in which the use of marijuana has been legalized, its use remains a violation of federal law pursuant to the Controlled Substances Act. The Controlled Substances Act presently classifies marijuana in general as a Schedule I controlled substance, however, marijuana or marijuana products approved by the Food & Drug Administration (FDA) or subject to a state-issued medical license has been rescheduled to Schedule III as of April 28, 2026.

On December 18, 2025, President Trump signed an executive order directing the Attorney General to expedite the reclassification of cannabis from a Schedule 1 to a Schedule III substance under the Controlled Substance Act. On April 23, 2026, the Department of Justice issued an order rescheduling medical marijuana, enabling its export or import by permit, and establishing a DEA registration process for entities holding state medical licenses. A new hearing on June 29, 2026 will evaluate broader changes to marijuana’s status under U.S. federal law.

While the order does not federally legalize marijuana or its recreational use, it marks a significant policy shift by formally recognizing the drug’s potential medical value for the first time in over 50 years. Schedule III indicates evidence supporting accepted medical use and the moderate to low potential for physical and psychological dependence. The primary implications of rescheduling are: (a) the elimination of IRS Section 280E which enables state-legal cannabis business to deduct standard operating expenses from their federal taxes, (b) reduced administrative and regulatory barriers for clinical trials, (c) a pathway for the FDA to develop federal standards for product quality, labeling accuracy, and consumer protection, (e) reduced legal risks for financial institutions, (f) the listing of U.S. medicinal cannabis companies on U.S. stock exchanges, and (g) federal de-prioritization on non-violent marijuana offenses. Rescheduling, nonetheless, does not permit interstate commerce of cannabis within the United States, nor does it override state laws criminalizing marijuana use or provide full banking protections for financial institutions providing traditional services to the U.S. cannabis market. As part of the executive order, a pilot program was established for Medicare beneficiaries to receive up to $500 annually for doctor-recommended CBD products starting in 2026.

However, until marijuana in all its forms is rescheduled by the Attorney General and until the regulatory framework with respect to marijuana adapts to these recent and future changes, there is a risk that federal authorities may enforce current federal law. Financial transactions involving proceeds generated by, or intended to promote, cannabis-related business activities in the United States may form the basis for prosecution under applicable U.S. federal money laundering legislation. While the approach to enforcement of such laws by the federal government in the United States has trended toward non-enforcement against individuals and businesses that comply with medical or adult-use cannabis regulatory programs in states where such programs are legal, strict compliance with state laws with respect to cannabis will neither absolve us of liability under U.S. federal law, nor will it provide a defense to any federal proceeding which may be brought against us should we expand our operations into the U.S.  However, since U.S. federal law criminalizing the use of marijuana pre-empts state laws that legalize its use, enforcement of federal law regarding marijuana may be a significant risk and could greatly harm our business, prospects, revenue, results of operation and financial condition if we were to expand our operations into the United States. We currently have no operations in the United States and no current plans to expand our operations into the United States in the foreseeable future.

Our activities are, and will continue to be, subject to evolving regulation by governmental authorities. The legality of the production, cultivation, extraction, distribution, retail sales, transportation and use of cannabis differs among states in the United States. Due to the current regulatory environment in the United States, new risks may emerge; management may not be able to predict all such risks. Due to the conflicting views between state legislatures and the federal government regarding cannabis, cannabis businesses are subject to inconsistent laws and regulations. There can be no assurance that the federal government will not enforce federal laws relating to marijuana and seek to prosecute cases involving marijuana businesses that are otherwise compliant with state laws in the future. To date, federal enforcement agencies have taken little or no action against state-compliant cannabis businesses in the United States. However, the DOJ may change its enforcement policies at any time, with or without advance notice. The uncertainty of U.S. federal enforcement practices going forward and the inconsistency between U.S. federal and state laws and regulations may present risks for us if we expand our operations into the United States in the future; however the reclassification to Schedule III, the possibility of a future FDA medicinal regulatory framework for cannabis, and future hearings on the broader status of marijuana under U.S. federal law, reduces some of this uncertainty.

Risks Related to Financials and Accounting

Our financial situation creates doubt as to whether we will continue as a going concern.

Akanda did not generate material revenues in 2025, as a result of shutting down its Canmart operations, and does not of yet generate any revenues from its British Columbia farming facility. Furthermore, although Akanda is generating revenues as a result of its 2025 acquisition of First Towers, there can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements.

To the extent that revenue generated by our First Towers subsidiary, and funds generated from any private placements, public offerings and/or bank financing, are insufficient, we will have to raise additional working capital. No assurance can be given that our revenues will increase or that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment.

Akanda will require additional financing and cannot be certain that such additional financing will be available on reasonable terms when required, or at all.

To date, Akanda has relied primarily on equity and debt financing to carry on its business. Akanda has limited financial resources and operating cash flow and can make no assurance that sufficient funding will be available to it to fund its operating expenses and to further develop its business.

Any additional financing may involve substantial dilution for the existing shareholders. There can be no assurance that such additional capital will be available, on a timely basis or on acceptable terms. Failure to obtain such additional financing could result in delay or indefinite postponement of operations or the further development of its business with the possible loss of such properties or assets. If adequate funds are not available or are not available on acceptable terms, Akanda may not be able to fund its business or the expansion thereof, take advantage of strategic acquisitions or investment opportunities or respond to competitive pressures. Such inability to obtain additional financing when needed could have a Material Adverse Effect on its business, financial condition and results of operations.

We are subject to significant accounts payable and other current liabilities.

We have total current liabilities of $6,199,365 as of December 31, 2025. We may also incur indebtedness from time to time to fund operations, which have historically been converted into equity but in the future may be required to be repaid at maturity. Our operations are not currently able to generate sufficient cash flows to meet our payable and other liabilities, which could reduce our financial flexibility, increase interest expenses, and adversely impact our operations. We have not historically generated sufficient cash flow from operations to enable us to repay indebtedness and to fund other liquidity needs, including capital expenditure requirements. Such indebtedness could affect our operations in several ways, including the following:

●	a significant portion of our cash flows could be required to be used to service such indebtedness.

●	a high level of indebtedness could increase our vulnerability to general adverse economic and industry conditions.

●	any covenants contained in the agreements governing such outstanding indebtedness could limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments.

●	a high level of indebtedness may place us at a competitive disadvantage compared to our competitors that are less leveraged and, therefore, our competitors may be able to take advantage of opportunities that our indebtedness may prevent us from pursuing.

●	debt covenants may affect our flexibility in planning for, and reacting to, changes in the economy and in our industry, if any; and

●	any ability to convert or exchange such indebtedness for equity in the Company can cause substantial dilution to existing stockholders of the Company.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

Accounting principles generally accepted in IFRS and related pronouncements, implementation of guidelines and interpretations with regard to a wide variety of matters that are relevant to our businesses, such as, but not limited to, revenue recognition, stock-based compensation, trade promotions, and income taxes, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes to these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported results.

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

If we (or any of our non-U.S. subsidiaries) are a PFIC for any taxable year during which a U.S. Holder owns Common Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year generally can only be made after the close of such taxable year. Therefore, it is possible that we could be classified as a PFIC for our initial taxable year or in future years due to changes in the nature of our business, composition of our assets or income, as well as changes in our market capitalization. In particular, our PFIC status will depend, in part, on the amount of cash that we raise and how quickly we utilize the cash in our business. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year. We have not determined, if we (or any of our non-U.S. subsidiaries) were to be classified as a PFIC for a taxable year, whether we will provide information necessary for a U.S. Holder to make a “qualified electing fund” election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. Accordingly, U.S. Holders should assume that they will not be able to make a qualified electing fund election with respect to our Common Shares. The PFIC rules are complex, and each U.S. Holder should consult his, her or its own tax advisor regarding the PFIC rules, the elections which may be available, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of our Common Shares.

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

We need to seek additional funds, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances or a combination of these approaches. Raising funds in the current economic environment may present additional challenges. It is not certain that we have accounted for all costs and expenses of future development and regulatory compliance. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

The Company has effected numerous reverse stock splits and may effect additional reverse stock splits in the future, which has in the past and could in the future have the effect of decreasing the liquidity of our Common Shares and further causing the Company’s stock price to decline relative to its value before the reverse stock split.

The Company may strategically effect one or more additional reverse stock splits from time to time during 2026 or beyond; however, there can be no assurance that the Company will so effect additional reverse stock splits or what the ratio(s) may be for any such reverse stock split(s). The Company’s decision whether or not (and when) to effect additional reverse stock splits (and at what ratio to effect such reverse stock splits) will be based on a number of factors, including market conditions, existing and anticipated trading prices for the Common Shares and the requirements of the Nasdaq Capital Market. The Company has effected reverse stock splits when there is downward pressure on the trading price of its Common Shares, sometimes as a result of the sale into the market of registered Common Shares upon the conversion of outstanding convertible promissory notes.

The liquidity of the Common Shares has in the past, and may in the future, be affected adversely by a reverse stock split given the reduced number of shares that will be outstanding following a reverse stock split, especially if the market price of the Common Shares does not increase as a result of the reverse stock split. Although the Company believes that a higher market price of its Common Shares may help generate greater or broader investor interest, the Company cannot assure you that a reverse stock split will result in a share price that will attract new investors and may instead carry the risk of dampening the overall attractiveness of the Company’s securities. In addition, the Company’s reverse stock splits have increased the number of stockholders who own odd lots (less than 100 shares) of Common Shares, creating the potential for such stockholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.

Any future reverse stock split can also cause a decline in the value of the Common Shares relative to its value before the reverse stock split, and the Company can make no assurance that the market price of the Company’s Common Shares will remain at or above the post-split price on the commencement of trading on its effective date, as many times stocks decrease in value after a reverse stock split.

Finally, although the Company does not believe that its reverse stock splits have violated or any further reverse stock splits will violate any particular Nasdaq rules, and the Company further believes that it is in compliance with the Nasdaq listing standards, the Company can give no assurance that the Company’s numerous prior reverse stock splits and potential future reverse stock splits will not result in Nasdaq issuing a deficiency notice or even delisting the Company from the Nasdaq Capital Market, which would have a material adverse effect on our ability to raise capital, the stock price and liquidity of the Common Shares, or the value of the Common Shares held by the Company’s shareholders.

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

Since 2022, we have received four notifications of non-compliance from Nasdaq, the most recent being in May 2026 when we received a letter from the Listing Qualifications Department of Nasdaq, notifying us that we are not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) as a result of our failure to file our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 with the SEC by the required due date. We expect that we will again be in compliance with Nasdaq upon the filing of this Annual Report on Form 20-F.

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

The Company can give no assurance that it will not again be subject to delisting as a result of non-compliance with any Nasdaq listing requirement.

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

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices instead of those otherwise required under the applicable rules of Nasdaq for domestic U.S. issuers, except to the extent that such practices would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We may in the future elect to follow home country practices in Canada instead of those otherwise required under the applicable rules of Nasdaq for domestic U.S. issuers with regard to certain corporate governance matters.

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

The public offering price of our Common Shares has been determined by negotiations between us and the underwriter based upon many factors and may not be indicative of prices that will prevail following the closing of an offering. Volatility in the market price of our Common Shares may prevent investors from being able to sell their shares at or above the public offering price. As a result, you may suffer a loss on your investment.

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

Specific Risks Related to Our First Towers’ Business

First Towers has a limited operating history and operates in an innovative and steady sector with long-term commitments. Its future earnings, if any, and cash flows are subject to these long-term commitments, resulting in uncertainty about the prospects of Akanda post-Transaction.

First Towers was founded in February 2017 and is focused on tower development and operating its 700+km fiber optic network in the attractive wireless market of Mexico, with an intention to expand to other Latin American countries. Consequently, First Towers is subject to all the risks and uncertainties inherent in a new business and in connection with the development and sale of new services. In addition, the fiber optic/telecommunications industry is an innovative sector. Accordingly, investors should consider First Towers’ prospects in light of the costs, uncertainties, delays, and difficulties frequently encountered by companies in this early stage of development and operating in a changing and evolving sector. Investors should carefully consider the risks and uncertainties that a company, such as First Towers, with a limited operating history will face. In particular, investors should consider that First Towers cannot provide assurance that it will be able to:

●	successfully implement or execute First Towers’ current business plan;

●	maintain First Towers’ management team;

●	raise sufficient funds in the capital markets to effectuate First Towers’ business plan;

●	attract, enter or maintain contracts with, and retain clients; and/or

●	compete effectively in the extremely competitive environment in which First Towers operates.

If First Towers cannot successfully accomplish any of the foregoing objectives, First Towers’ business may not succeed.

First Towers’ insurance may not adequately cover its operating risk and Akanda post-Transaction may have difficulty obtaining insurance at economically viable rates.

First Towers has insurance to protect its assets, operations and employees. While First Towers believes its insurance coverage addresses all material risks to which First Towers is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for all the risks and hazards to which First Towers is exposed. In addition, no assurance can be given that such insurance will be adequate to cover its liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If First Towers were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if First Towers were to incur such liability at a time when First Towers is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected. First Towers’ limited operating history may make it difficult to obtain insurance policies at competitive rates. Insurance that is otherwise readily available, such as workers’ compensation, general liability, title insurance and directors’ and officers’ insurance, is more difficult for First Towers to find and more expensive because of its involvement in emerging areas. There are no guarantees that Akanda post-Transaction, particularly with Akanda’s continued business in hemp and cannabis cultivation, will be able to find insurance coverage at otherwise competitive, or even economically viable terms.

First Towers’ growth and financial health are subject to substantial uncertainty due to extreme market volatility in securities prices, reduced liquidity and credit availability, rating downgrades of certain investments and declining values.

The financial markets in the United States have experienced substantial uncertainty during recent years, particularly following the COVID-19 outbreak and potential onset of reciprocal U.S. tariffs. This uncertainty has included, among other things, extreme volatility in securities prices, reduced liquidity and credit availability, rating downgrades of certain investments and declining values with respect to others. If capital and credit markets continue to experience uncertainty and available funds remain limited, Akanda post-Transaction may not be able to obtain debt or equity financing or to refinance its existing indebtedness on favorable terms or at all, which could affect its strategic operations, financial performance and force modifications to its operations. These conditions currently have not precluded Akanda post-Transaction from accessing credit markets or financing its operations, but there can be no assurance that financial markets and confidence in major economies will not deteriorate. In addition, Akanda post-Transaction may be vulnerable to changes in market preferences or other market changes, such as general economic conditions, recession and fears of recession, interest rates, tax rates, policies, and inflation. The U.S. is currently experiencing unusually high rates of inflation, and Akanda post-Transaction may experience a compression in its margins as a result. The U.S. and global economies have in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, the existing and potential customers of Akanda post-Transaction may choose not to expend the amounts that Akanda post-Transaction anticipates based on its expectations with respect to the addressable market for the services offered. There could also be a number of other effects from adverse general business and economic conditions on the business of Akanda post-Transaction, including insolvency of any of third-party suppliers or contractors, decreased market confidence, decreased interest in communications solutions, decreased discretionary spending and reduced customer demand for the services offered, any of which could have a Material Adverse Effect on the business, financial condition and results of operations.

The current and future state of the domestic and global economy, including increased costs and inflation may adversely affect the operations and anticipated revenue of Akanda post-Transaction.

The business of Akanda post-Transaction may be adversely affected by changes in domestic and international economic conditions, including inflation, which can adversely affect Akanda post-Transaction due to the increasing costs of critical materials, equipment, labor, and other services. In addition, inflation is often accompanied by higher interest rates. Continued inflationary pressures could impact the profitability of Akanda post-Transaction. Inflation may also affect the ability to enter into future traditional debt financing, as high inflation may result in an increase in costs related to any future financing.

The U.S. Congress, the Canadian House of Commons, the General Congress of the United Mexican States, the Organization for Economic Co-operation and Development, and other government agencies in jurisdictions where Akanda and its affiliates do business have been focused on issues related to the taxation of multinational corporations. Specific attention has been paid to “base erosion and profit shifting,” where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the United States, Canada and Mexico and other countries in which Akanda and its affiliates do business could change on a prospective or retroactive basis, and any such change could adversely affect the Akanda post-Transaction.

A significant failure or deterioration in the First Towers’ dark fiber optic network and its control systems could have a Material Adverse Effect on its business and operating results.

The quality and integrity of First Towers’ dark fiber optic networks are critical to the success of our business and operations. As such, it is imperative that First Towers (and First Towers’ service providers’) network and its control systems operate effectively and successfully. The network and its control systems can be negatively impacted by the design of the control systems, the quality training programs and adherence by employees to control guidelines. Although First Towers strives to ensure that all of its service providers have implemented and adhere to high-quality control systems, any significant failure or deterioration of such systems could have a Material Adverse Effect on its infrastructure, business, and operating results.

First Towers may experience breaches of security at its facilities or on its networks or losses as a result of the theft of its products.

A security breach or any theft at one of First Towers’ facilities or to its networks could result in a significant loss of available service/coverage, expose First Towers to additional liability under applicable regulations and to potentially costly litigation or increase expenses relating to the resolution and future prevention of these thefts or breaches and may deter potential customers from choosing First Towers’ services, any of which could have an adverse effect on its business, financial condition and results of operations.

First Towers’ networks and services may be affected from time to time by design and manufacturing defects that could cause a Material Adverse Effect on First Towers’ business and result in harm to First Towers’ reputation.

First Towers offers telecommunication infrastructure and provides networks and service connections that can be affected by design and manufacturing defects. Sophisticated operating system software and applications, as well as hardware on its networks can often have issues that can unexpectedly interfere with the intended operation of hardware or software products and give rise to connectivity or service connection issues. Defects can also exist in components and products First Towers purchases from third parties. Component defects could make First Towers’ infrastructure unsafe and create a risk of environmental or property damage and personal injury. As a result, First Towers’ infrastructure may from time to time not perform as anticipated and may not meet customer expectations. There can be no assurance First Towers will be able to detect and fix all issues and defects in its available infrastructure and it cannot guarantee that one tenant’s defect or malfunction will not affect other tenants utilizing the infrastructure. Failure to conduct timely repairs can result in widespread technical and performance issues affecting First Towers’ infrastructure and the network providers utilizing it. In addition, First Towers can be exposed to product liability claims, recalls, product replacements or modifications, write-offs of inventory, property, plant and equipment, and/or intangible assets, and significant warranty and other expenses, including litigation costs and regulatory fines. Quality problems can also adversely affect the experience for users of First Towers’ infrastructure, and result in harm to First Towers’ reputation, loss of competitive advantage, poor market acceptance, reduced demand for products and services, delay in new product and service introductions and lost sales.

First Towers will need to raise substantial additional funds in the future, which funds may not be available or, if available, may not be available on acceptable terms.

Changing circumstances may cause First Towers to consume capital more rapidly than anticipated. The continued growth of First Towers’ business, including development, regulatory approval and leasing space, will significantly increase First Towers’ expenses going forward, regardless of First Towers’ ability to generate revenue. As a result, First Towers will be required to seek substantial additional funds to continue its business. First Towers’ future capital requirements will depend on many factors, including:

●	the cost of building towers and installing fiber;

●	obtaining and maintaining any regulatory clearance or approvals;

●	maintenance of current infrastructure;

●	any change in development priorities;

●	the revenue generated by use of towers and fiber;

●	the cost of ongoing compliance with regulatory requirements;

●	expenses incurred in connection with potential litigation or governmental investigations;

●	anticipated or unanticipated capital expenditures; and

●	unanticipated general and administrative expenses.

First Towers may need to raise additional funds in the future to support its operations. If First Towers is required to secure additional financing, such additional fundraising efforts may divert First Towers’ management from their day-to-day activities. If First Towers is unable to raise additional capital in sufficient amounts or on terms acceptable to First Towers, First Towers may be prevented from carrying out its business plan. This would have a Material Adverse Effect on First Towers’ business, financial condition and results of operations.

First Towers may be subject to risks associated with climate change, including the potential increased impact of severe weather events on First Towers’ operations and infrastructure.

The potential physical effects of climate change, such as increased frequency and severity of storms, floods, fires, fog, mist, hail, freezing conditions, sea-level rise and other climate-related events, could affect First Towers’ operations, infrastructure and financial results. First Towers could incur significant costs to improve the climate resiliency of its infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. First Towers is not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

First Towers and its third-party suppliers must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how First Towers does, or interrupt First Towers’ business.

First Towers’ and its third-party manufacturers’ and suppliers’ activities may involve the generation, use, storage and disposal of hazardous materials. First Towers may work with materials, compounds and samples that could be hazardous to human health and safety and the environment. First Towers’ operations may also produce waste products. Accordingly, First Towers and its third-party manufacturers and suppliers are subject to federal, state, local and foreign environmental, health and safety laws and regulations, and permitting and licensing requirements. If First Towers does not comply with applicable laws and regulations, and permitting and licensing requirements, First Towers may be subject to fines, penalties, a suspension of our business or other sanctions.

First Towers’ networks, service coverage, and telecommunication infrastructure may be subject to regulation, or local municipal approvals, which may limit demand for First Towers’ infrastructure in particular locations and harm our business and operating results.

Operating a telecommunications infrastructure company in Mexico presents several risk factors, particularly regarding regulatory challenges. The Mexican government has implemented reforms aimed at increasing competition and digital inclusion, which can lead to stricter compliance requirements and potential market shifts. First Towers’ infrastructure may be subject to regulatory approval, particularly by local governments, which may impact First Towers’ ability to site infrastructure in particular advantageous locations. Additionally, geopolitical concerns, including the presence of foreign technology providers, could lead to policy changes that impact infrastructure investments and customer commitments, which may cause outages if new suppliers need to be obtained or legacy equipment needs to be updated. Such outages may limit demand for First Towers’ services and consequently materially harm its business and results of operations. Depending on the height of certain telecommunication infrastructure, First Towers may also need to cooperate with the Federal Aviation Administration (FAA) and Agencia Federal de Aviación Civil (AFAC) for necessary safety standards.

Infrastructure development and maintenance is a long, expensive and uncertain process.

The infrastructure development and maintenance process is a costly, complex and time-consuming process, and investments in infrastructure development and maintenance often involve a long wait until a return, if any, can be achieved on such an investment. First Towers might face difficulties or delays in the infrastructure development and maintenance process that will result in First Towers’ inability to timely offer services that satisfy the market, which might allow competing services to emerge during the developing new infrastructure and maintaining existing infrastructure development. First Towers anticipates making significant investments in construction and development to expand its services and coverage, but such investments are inherently speculative and require substantial capital expenditures. Any unforeseen technical obstacles and challenges that First Towers encounters in the research and development, permitting, construction, and/or associated processes could result in delays in or the abandonment of a particular service or coverage area, may substantially increase development costs, and may negatively affect its results of operations.

Rapid technological changes may adversely affect the market acceptance of First Towers’ networks and services and could adversely affect its business, financial condition and results of operations.

The telecommunications market is subject to technological changes, introduction of new products and services, change in customer demands and evolving industry standards. First Towers’ future success will depend upon its ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of its customers by supporting existing and new technologies and by developing and introducing enhancements to its current products and new products. First Towers may not be successful in developing and marketing its infrastructure in response to technological change, evolving industry standards or customer requirements, particularly satellite-based internet/communication infrastructure. In addition, First Towers may experience difficulties internally or in conjunction with key vendors and partners that could delay or prevent the successful development, introduction and sale of its infrastructure may not adequately meet the requirements of the market and may not achieve any significant degree of market acceptance. If release dates of First Towers’ new products or infrastructure are delayed or, if when released, they fail to achieve market acceptance, First Towers’ business, operating results and financial condition may be adversely affected.

First Towers may face competition from other telecommunications companies, many of which have substantially greater resources.

The telecommunications industry is evolving rapidly and is highly competitive. There are many telecommunication companies, both with and without their own infrastructure, which have substantially greater resources, expertise and capital. First Towers’ failure to compete with such industry participants could have a material adverse effect on First Towers’ ability to grow its business and consequently its results of operations and financial condition.

If First Towers’ services do not experience significant growth, if First Towers cannot create and expand its customer base, or if its services do not achieve broad acceptance, then First Towers may not be able to achieve its anticipated level of growth.

We cannot accurately predict the future growth rates or sizes of the markets for First Towers’ services. Demand for First Towers’ services may not increase, or may decrease, either generally or in specific markets, for particular types of services or during particular time periods. The expansion of the telecommunication market in general, and the market for First Towers’ services in particular, depends on a number of factors, including the following:

●	customer satisfaction with telecommunication provider;

●	customer satisfaction with First Towers’ specific services;

●	First Towers’ ability to technologically reduce maintenance costs;

●	the cost, performance and reliability of First Towers’ services and services offered by First Towers’ competitors;

●	customer perceptions regarding the effectiveness and value of First Towers’ network and use of physical telecommunication infrastructure;

●	obtaining timely regulatory approvals, including, access to airspace, right of ways, and the wireless spectrum; and

●	marketing efforts and publicity regarding First Towers’ services.

If First Towers’ services specifically do not gain wide market acceptance, then First Towers may not be able to achieve its anticipated level of growth and our revenue and results of operations will decline.

If First Towers’ long-term contracts are not maintained, First Towers may not earn enough revenue to become profitable.

First Towers relies on long-term contracts to build its tower infrastructure and for the lease of its fiber network. Economic downturns, changing consumer preferences, or unexpected disruptions may make these commitments difficult to uphold or less profitable overtime. Additionally, failure to adapt to new industry trends or renegotiate contracts effectively could result in declining revenue, reputational damage, or financial strain. First Towers inability to be flexible in agreements, continuously assess market dynamics to mitigate risks, or adapt to consumer preferences could result in the loss of long-term contracts underpinning its revenue generation.

First Towers may engage in transactions with businesses that may be affiliated with our officers, directors or significant stockholders, and which may involve actual or potential conflicts of interest.

First Towers may decide to make investments in one or more businesses affiliated with its officers, directors or significant stockholders. Although First Towers will not specifically focus on, or target, any particular transaction with any affiliates or affiliated entities, First Towers would pursue such a transaction if First Towers determined that such an affiliated investment was attractive from a risk-adjusted return perspective, and such transaction were approved by a majority of Combined Corporation’s independent and disinterested directors. Any such activity would involve actual or potential conflicts of interest. Although First Towers is confident that it can navigate these conflicts consistent with best practices and applicable law, the existence or appearance of such conflicts of interest could make our securities less attractive and thereby reduce their trading prices.

Risks Related to First Towers’ Business and Operations - Regulations and Compliance

Operating a telecommunications infrastructure business requires significant resources.

First Towers operates a telecommunications infrastructure business. As a result, First Towers expects a significant amount of its management’s time and external resources to be used to comply with the laws, regulations and guidelines that impact First Towers’ business, and changes thereto, and such compliance may place a significant burden on First Towers’ management and other resources. Additionally, First Towers may be subject to a variety of local laws, regulations and guidelines in each of the jurisdictions in which First Towers operates, which may differ among these various jurisdictions. Complying with multiple regulatory regimes will require additional resources and may impair our ability to expand into certain jurisdictions.

The growth of First Towers’ business continues to be subject to new and changing federal, state, and local laws and regulations.

Changes in applicable federal, state, and local regulations, including zoning restrictions, environmental requirements, FAA and AFAC compliance, security requirements, or permitting requirements and fees, could restrict the products and services First Towers may offer or impose additional compliance costs on First Towers. Violations of applicable laws, or allegations of such violations, could disrupt First Towers’ business and result in a Material Adverse Effect on First Towers’ operations. First Towers cannot predict the nature of any future laws, regulations, interpretations or applications, including local, state or federal, and it is possible that regulations may be enacted in the future that will be materially adverse to First Towers’ business or which would have materially significant costs of compliance which could negatively impact First Towers’ business.

First Towers is subject to Canadian Privacy and Data Security Laws, which impose a range of obligations on First Towers. Failure to comply with PIPEDA and other provincial privacy legislation could expose First Towers to significant liability and reputational harm.

First Towers is subject to Canadian federal and, where applicable, provincial privacy legislation, including the Personal Information Protection and Electronic Documents Act (“PIPEDA”) and substantially similar provincial laws in British Columbia, which govern the collection, use, and disclosure of personal information in the course of commercial activities and impose a range of obligations on First Towers. Failure to comply with PIPEDA and other provincial privacy legislation could expose First Towers to significant liability and reputational harm.

Increasingly, companies are subject to a wide variety of attacks on their networks and information technology infrastructure on an ongoing basis. Traditional computer “hackers,” malicious code (such as viruses and worms), phishing attempts, employee theft or misuse, denial of service attacks, ransomware attacks and sophisticated nation-state and nation-state supported actors engage in intrusions and attacks that create risks for our (and our suppliers’) internal networks, vehicles, infrastructure, and cloud deployed products and the information they store and process. Although First Towers has implemented security measures to prevent such attacks, its networks and systems may be breached due to the actions of outside parties, employee error, malfeasance, a combination of these, or otherwise, and as a result, an unauthorized party may obtain access to our systems, networks, or data.

First Towers may face difficulties or delays in identifying or otherwise responding to any attacks or actual or potential security breaches or threats. A breach in our data security could create system disruptions or slowdowns and provide malicious parties with access to information stored on our networks, resulting in data being publicly disclosed, altered, lost, or stolen, which could subject us to liability and adversely impact our financial condition. Further, any breach in our data security could allow malicious parties to access sensitive systems, such as our product lines and the vehicles themselves. Such access could adversely impact the safety of our employees and customers.

In addition, First Towers may incur significant financial and operational costs to investigate, remediate and implement additional tools, devices and systems designed to prevent actual or perceived security breaches and other security incidents, as well as costs to comply with any notification obligations resulting from any security incidents. Any of these negative outcomes could adversely impact the market perception of First Towers’ products and customer and investor confidence in our company, and would materially and adversely affect business, prospects, financial condition, results of operations, and cash flows.

Risks Related to First Towers’ Business and Operations - Intellectual Property

First Towers may be subject to risks related to information technology systems, including cyber-security risks; successful cyber-attacks or technological malfunctions can result in, among other things, financial losses, the inability to process transactions, the unauthorized release of confidential information and reputational risk, all of which would negatively impact First Towers’ business, financial condition or results of operations.

First Towers’ use of technology is critical to its continued operations. First Towers may be susceptible to operational, financial and information security risks resulting from cyber-attacks or technological malfunctions. Successful cyber-attacks or technological malfunctions affecting First Towers or its service providers can result in, among other things, financial losses, the inability to process transactions, the unauthorized release of confidential or proprietary information and reputational risk. As cyber-security threats continue to evolve, First Towers may be required to use additional resources to continue to modify or enhance protective measures or to investigate security vulnerabilities, which could have a Material Adverse Effect on First Towers’ business, financial condition or results of operations.

Maintaining the integrity of First Towers’ computer systems and protecting confidential information and personal identifying information may become increasingly costly, as cyber-security incidents could disrupt business operations, result in the loss of critical and confidential information, and adversely impact First Towers’ reputation and results of operations.

Global cyber-security threats and incidents can range from uncoordinated individual attempts that gain unauthorized access to information technology systems, both internally and externally, to sophisticated and targeted measures, known as advanced persistent threats, directed at First Towers and its affiliated agents. In the ordinary course of First Towers’ business, First Towers intends to collect and store sensitive data, including its proprietary business information and IP, and personally identifiable information of First Towers’ customers. Additionally, First Towers may rely on third-party providers, including cloud storage solution providers. The secure processing, maintenance and transmission of this information are critical to First Towers’ operations and with respect to information collected and stored by First Towers’ third-party service providers, First Towers may be reliant upon their security procedures. First Towers’ systems and the confidential information on them may also be compromised by employee misconduct or employee error. First Towers and third-party service providers may experience these types of internal and external threats and incidents, which can result in the misappropriation and unavailability of critical data and confidential or proprietary information (First Towers’ own and that of third parties, including personally identifiable information) and the disruption of business operations. Depending on their nature and scope, these incidents could potentially also result in the destruction or corruption of such data and information. The potential consequences of a material cyber-security incident include reputational damage, litigation with third parties, diminution in the value of the services First Towers provides to our customers, and increased cyber-security protection and remediation costs, which in turn could adversely affect First Towers’ competitiveness and results of operations. Developments in the laws and regulations governing the handling and transmission of personal identifying information in the United States may require First Towers to devote more resources to protecting such information, which could in turn adversely affect First Towers’ results of operations and financial condition.

Losses or unauthorized access to or releases of confidential information, including personal information, could subject First Towers to significant reputational, financial, legal and operational consequences.

First Towers intends to use and store confidential information, including personal information, with respect to First Towers’ customers and employees. First Towers intends to devote significant resources to network and data security, including through the use of encryption and other security measures intended to protect its systems and data, but these measures cannot provide absolute security, and losses or unauthorized access to or releases of confidential information occur and could materially adversely affect First Towers’ business, reputation, results of operations and financial condition. First Towers’ business also intends to share confidential information with suppliers and other third parties. First Towers may rely on global suppliers that are also exposed to ransomware and other malicious attacks that can disrupt business operations. Although First Towers intends to take steps to secure confidential information that is provided to or accessible by third parties working on First Towers’ behalf, such measures may not always be effective and losses or unauthorized access to or releases of confidential information occur. Such incidents and other malicious attacks could materially adversely affect First Towers’ business, reputation, results of operations and financial condition.

Any material disruption in our information systems could adversely affect First Towers’ business.

First Towers may rely on information technology networks and systems to operate and manage its business. First Towers’ information technology networks and systems will process, transmit and store personal and financial information, proprietary information of First Towers’ business, and also allow First Towers to coordinate its business across its operation bases, and allow First Towers to communicate with its employees and externally with customers, suppliers, partners, and other third parties. While First Towers believes it takes reasonable steps to secure these information technology networks and systems, and the data processed, transmitted, and stored thereon, such networks, systems, and data may be susceptible to cyberattacks, viruses, malware, or other unauthorized access or damage (including by environmental, malicious, or negligent acts), which could result in unauthorized access to, or the release and public exposure of, First Towers’ proprietary information. Any of the foregoing could cause substantial harm to First Towers’ business, require First Towers to make notifications to governmental authorities, or the media, and could result in litigation, investigations or inquiries by government authorities, or subject First Towers to penalties, fines, and other losses relating to the investigation and remediation of such an attack or other unauthorized access or damage to First Towers’ information technology systems and networks.

First Towers Risks Related to Third Parties

First Towers may be subject to liability arising from any fraudulent or illegal activity by its employees, contractors and consultants.

First Towers may be exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless, or negligent conduct or disclosure of unauthorized activities to First Towers that violate (i) government regulations, (ii) manufacturing standards, (iii) federal and state laws and regulations, or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for First Towers to identify and deter misconduct by its employees and other third parties, and the precautions taken by First Towers to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting First Towers from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any actions are brought against First Towers, including by former employees, independent contractors or consultants, and First Towers is not successful in defending itself or asserting its rights, those actions could have a significant impact on First Towers’ business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment of First Towers’ operations, any of which would have an adverse effect on its business, financial condition and results from operations.

First Towers’ dependence on suppliers and service partners for the parts and components in its development and maintenance of telecommunication infrastructure may result in shortages of key components necessary for First Towers’ products and services.

First Towers intends to rely on purchased parts and services which First Towers sources from several suppliers and service partners, some of whom are currently single source suppliers for these components and services. First Towers’ supply and service base may be located globally, and many of the components used in First Towers’ telecommunication infrastructure must be custom made for First Towers. This supply chain exposes First Towers to multiple potential sources of delivery failure or component shortages for First Towers’ services. First Towers has not historically maintained long-term agreements with its suppliers, though First Towers is taking steps to put in place certain long-term agreements. While First Towers believes that it may be able to establish alternate supply relationships and can obtain replacement components and services, First Towers may be unable to do so in the short term or at all at prices that are favorable to First Towers. First Towers may experience source disruptions in its supply and service chains which may cause delays in its production process for both prototype and commercial production of telecommunication infrastructure components and parts. First Towers is also in some cases subject to sole source suppliers for certain pieces of equipment for which First Towers relies on, or may be reliant on to achieve our network coverage in particular areas. Changes in business conditions, wars, governmental changes, political intervention, and other factors beyond First Towers’ control or which First Towers does not presently anticipate, could also affect First Towers’ suppliers’ ability to deliver components and services to First Towers on a timely basis. Furthermore, if First Towers experiences significantly increased demand for infrastructure development or maintenance of its telecommunication infrastructure, or need to replace its existing suppliers, there can be no assurance that additional supplies of component parts will be available when required on terms that are acceptable to First Towers, or at all, or that any supplier would allocate sufficient supplies to First Towers in order to meet First Towers’ requirements or fill our orders in a timely manner. The disruption in the supply of components from suppliers could lead to delays in First Towers’ offered services, which could materially adversely affect First Towers’ business prospects and operating results.

If First Towers or First Towers’ third-party service providers experience a security breach, or if unauthorized parties otherwise obtain access to First Towers’ customers’ data, First Towers’ reputation may be harmed, demand for services may be reduced, and First Towers may incur significant liabilities.

First Towers’ services may involve the storage, processing and transmission of data, including certain confidential and sensitive information. Any security breach, including those resulting from a cyber-security attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, damage to First Towers’s reputation, litigation, regulatory investigations, or other liabilities. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations. If First Towers’ security measures are breached as a result of third-party action, employee error, a defect or bug in First Towers’ products or those of its third-party service providers, malfeasance or otherwise and, as a result, someone obtains unauthorized access to First Towers’ data, including First Towers’ confidential, sensitive, or other information about individuals, or any of these types of information is lost, destroyed, or used, altered, disclosed, or acquired without authorization, First Towers’ reputation may be damaged, First Towers’ business may suffer, and First Towers could incur significant liability. Even the perception of inadequate security may damage First Towers’ reputation and negatively impact its ability to win new customers and retain and receive timely payments from existing customers. Further, First Towers could be required to expend significant capital and other resources to address any data security incident or breach, which may not be covered or fully covered by First Towers’ insurance and which may involve payments for investigations, forensic analyses, legal advice, public relations advice, system repair or replacement, or other services. First Towers may engage third-party vendors and service providers to store and otherwise process First Towers’ data, including confidential, sensitive, and other information about individuals. First Towers’ vendors and service providers may also be the targets of cyberattacks, malicious software, phishing schemes, and fraud. First Towers’ ability to monitor its vendors and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of our data, including confidential, sensitive, and other information about individuals. Techniques used to sabotage or obtain unauthorized access to systems or networks are constantly evolving and, in some instances, are not identified until after they have been launched against a target. First Towers and its service providers may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative and mitigating measures. If First Towers is unable to efficiently and effectively maintain and upgrade its system safeguards, First Towers may incur unexpected costs and its systems may become more vulnerable to unauthorized access or disruption.

For certain of the components and services included in First Towers’ products there may be a limited number of suppliers First Towers can rely upon and if First Towers is unable to obtain these components and services when needed, First Towers could experience delays in repairing or maintaining its telecommunication infrastructure and providing services, and its financial results could be adversely affected.

First Towers intends to acquire most of the components for the repair and maintenance of its telecommunication infrastructure from suppliers and subcontractors. Suppliers of some of the components may require First Towers to place orders with significant lead-times to assure supply in accordance with its manufacturing requirements. Delays in supply, or unavailability of services, may significantly hurt First Towers’ ability to fulfill our contractual obligations and may significantly hurt First Towers’ business and result of operations. In addition, First Towers may not be able to continue to obtain such components or services from these suppliers on satisfactory commercial terms. Disruptions of our offered services could ensue if First Towers was required to obtain components or services from alternative sources, which would have an adverse effect on First Towers’ business, results of operations and financial condition.

First Towers may pursue strategic transactions in the future, which could be difficult to implement, disrupt First Towers’ business or change First Towers’ business profile significantly.

First Towers intends to consider potential strategic transactions, which could involve acquisitions of businesses or assets, joint ventures or investments in businesses, products or technologies that expand, complement or otherwise relate to First Towers’ current or future business. Should First Towers’ relationships fail to materialize into significant agreements, or should First Towers fail to work efficiently with these companies, First Towers may lose sales and marketing opportunities and First Towers’ business, results of operations and financial condition could be adversely affected. These activities, if successful, create risks such as, among others: (i) the need to integrate and manage the businesses and products acquired with First Towers’ own business and products; (ii) additional demands on First Towers’ resources, systems, procedures and controls; (iii) disruption of First Towers’ ongoing business; and (iv) diversion of management’s attention from other business concerns. Moreover, these transactions could involve: (a) substantial investment of funds or financings by issuance of debt or equity securities; (b) substantial investment with respect to technology transfers and operational integration; and (c) the acquisition or disposition of product lines or businesses. Also, such activities could result in one-time charges and expenses and have the potential to either dilute the interests of First Towers’ existing shareholders or result in the issuance of, or assumption of debt. Such acquisitions, investments, joint ventures or other business collaborations may involve significant commitments of financial and other resources. Any such activities may not be successful in generating revenue, income or other returns, and any resources First Towers committed to such activities will not be available to First Towers for other purposes. Moreover, if First Towers is unable to access the capital markets on acceptable terms or at all, First Towers may not be able to consummate acquisitions, or may have to do so on the basis of a less than optimal capital structure. First Towers’ inability to take advantage of growth opportunities or address risks associated with acquisitions or investments in businesses may negatively affect First Towers’ operating results. Additionally, any impairment of goodwill or other intangible assets acquired in an acquisition or in an investment, or changes to earnings associated with any acquisition or investment activity, may materially reduce First Towers’ earnings. Future acquisitions or joint ventures may not result in their anticipated benefits, and First Towers may not be able to properly integrate acquired products, services, technologies or businesses with First Towers’ existing products and operations or successfully combine personnel and cultures. Failure to do so could deprive First Towers of the intended benefits of those acquisitions.

First Towers’ telecommunication infrastructure may be at risk of unexpected technical failure due to the unavailability of third-party information and infrastructure services such as communications, data processing, computing power, SaaS, and other information and infrastructure services or technical issues with third party dependent data and software platforms.

First Towers’ telecommunication infrastructure may experience technical difficulties that prevent customers from collecting and processing data in near real-time or a timely manner. The most common technical problem First Towers’ customers may experience is the unavailability of third-party communications, data processing, computing power, SaaS, and other information and infrastructure services which is necessary to process and collect data through First Towers’ offered services. While this may not affect the performance of First Towers’ telecommunication infrastructure or the collection of the data, it could potentially prevent customers from being able to access their data, services, and analysis in near real-time or a timely manner.

Miscellaneous Risks

Future acquisitions and strategic investments could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value, and harm our results of operations and financial condition.

We consummated the Transaction with First Towers to expand our business offerings and be less reliant on the cannabis market. We may further, in the future seek to acquire or invest in, other businesses, products, or technologies that we believe could complement our operations or expand our breadth, enhance our capabilities, or otherwise offer growth opportunities. While our growth strategy with respect to our planned cannabis operations may include broadening our product offerings, implementing an aggressive marketing plan and employing product diversification, there can be no assurance that our systems, procedures and controls will be adequate to support our operations as they expand. We cannot assure you that our personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of our planned growth and diversified product offerings, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base, and maintain close coordination among our staff. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems. Additionally, the integration of our acquisitions, including with First Towers, and pursuit of potential future acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In addition, we have limited experience in acquiring other businesses. Specifically, we may not successfully evaluate or utilize the acquired products, assets or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized, including with respect to First Towers, or we may be exposed to unknown risks or liabilities associated with our acquisitions.

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

Our success is dependent upon the ability, expertise, judgment, discretion and good faith of our senior management and key employees, including, without limitation, Katie Field, our Interim Chief Executive Officer and Executive Director, Gurcharn Deol, our Chief Financial Officer, Chris Cooper, a director who also leads our First Towers subsidiary, and the other executives of First Towers. The loss of any member of our management team or any of our key employees could have a material adverse effect on our business and results of operations. While employment agreements and incentive programs are customarily used as primary methods of retaining the services of key employees, these agreements and incentive programs cannot assure the continued services of such employees. Any loss of the services of such individuals, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on our business, operating results or financial condition. We do not currently maintain key-person insurance on the lives of any of our key employees or members of management. Competition for qualified technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain such qualified individuals in the future, which may adversely affect our operations.

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

Our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to us. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors. For example, our Interim Chief Executive Officer and Executive Director, Ms. Katie Field, is the Chief Executive Officer and Chairman of Halo among other ventures, and Chris Cooper, our director and head of our First Towers subsidiary, is affiliated with other ventures.

Adverse global economic, market and industry conditions and other geopolitical issues may impact our operations which could have a negative effect on our business results and financial condition and liquidity.

Our performance may be affected by global economic market and industry conditions (including the current inflationary economic environment, rising interest rates and disruptions related to the banking industry) as well as geopolitical issues and other conditions with global reach. In recent years, concerns about the global economic outlook have adversely affected market and business conditions in general. Macroeconomic weakness and uncertainty make it more difficult for us to manage our operations and accurately forecast revenue, gross margin and operating expenses. Further, recent bank failures and other adverse developments that affect financial institutions, transactional counterparties, or other third parties, or concerns or rumors about these events, have led to market-wide liquidity problems. While we have no borrowings with or deposit exposure to these recently failed banks and has not experienced an adverse impact to our liquidity or to its business operations, financial conditions, geopolitical issues, such as the conflict over the Strait of Hormuz and renewed conflict between Iran and the United States, the Russian invasion of Ukraine, armed conflict between Israel and groups based in surrounding regions, relations between the U.S. and China, tariff and trade policy changes, and increasing potential of conflict involving countries in Asia that are or may be critical to our supply-chain operations, such as Taiwan and China, have resulted in increasing global tensions and create uncertainty for global commerce. In addition, rising inflation has affected businesses across many industries, including our business industry, by increasing the costs of labor, employee healthcare, components and freight and shipping, which may further constrain our customers’ or prospective customers’ budgets. To the extent there is a sustained general economic downturn, and our platform and services are perceived by customers or potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in spending. Sustained or worsening of global economic conditions and geopolitical issues may increase our cost of doing business, materially disrupt its supply chain operations, cause its customers to reduce or delay spending and intensify pricing pressures. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, demand for our existing and planned products and services, and our business, financial condition and results of operations, could be adversely affected.

Disease outbreaks or public health emergencies could adversely affect our future operations.

Our planned and existing operations could be significantly and adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events and the related economic repercussions. We cannot accurately predict the effects global pandemics or other public health emergencies will have on our operations and the ability of others to meet their obligations with us, including uncertainties relating to the ultimate geographic spread of the disease, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. The ultimate impact on us and our significant suppliers and prospective customers is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

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

For instance, on January 29, 2024, Shailesh Bhushan, our former Chief Financial Officer, filed a complaint with the Employment Standards Branch of British Columbia claiming unpaid salary and invoices in the aggregate amount of CAD $271,990 from the period December 2022 through November 2023. The Company previously offered to Mr. Bhushan an annual salary of CAD $60,000 and as such, believes the claim to be frivolous, strongly disputes the amount claimed, and intends to vigorously defend itself. Please refer to Note 28 of the Audited Consolidated Financial Statements included in this Annual Report on Form 20-F for the fiscal year ended December 31, 2025 for details of the legal proceedings with Mr. Bhushan.

In January 2024 and January 2025, the Company received subpoenas from the SEC, Division of Enforcement, in an investigation entitled, In the Matter of Halo Collective. The subpoenas requested production of certain documents and information related to, among other things, marketing efforts by third parties, the issuance of shares to consultants, the Company’s spin off from Halo and press releases. We can offer no assurances as to the outcome of the investigation or the potential affect, if any, on the Company or the results of our operation.

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

Declaration, payment and amounts of dividends, if any, to stockholders of Akanda will be uncertain.

Akanda has not historically paid cash dividends on its capital stock. Whether any dividends are declared or paid to stockholders of Akanda, and the amounts of any such dividends that are declared or paid, are uncertain and depend on a number of factors. The Akanda Board will have the discretion to determine the dividend policy of Akanda, including the amount and timing of dividends, if any, that Akanda may declare from time to time, which may be impacted by any of the following factors:

●	Akanda may not have enough cash to pay such dividends or to repurchase shares due to its cash requirements, capital spending plans, cash flow or financial position;

●	decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the Akanda Board, which could change its dividend practices at any time and for any reason;

●	the amount of dividends that Akanda may distribute to its stockholders is subject to restrictions under Canadian law and is limited by restricted payment and leverage covenants in any of Akanda’s credit facilities or other indebtedness and, potentially, the terms of any future indebtedness that Akanda may incur; and

●	certain limitations on the amount of dividends subsidiaries of Akanda can distribute to Akanda, as imposed by law, regulators or agreements.

Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

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

At the closing of the Cannahealth Acquisition on November 3, 2021, Cannahealth owned all the issued and outstanding equity interests of Canmart and Bophelo Holdings, which owned all the issued and outstanding equity interests of Bophelo. As a result of the Acquisition, both Bophelo and Canmart became our indirect wholly-owned subsidiaries. As consideration for this Acquisition, we issued 233 Common Shares to Halo at a price of $56,250.00 per share, resulting in Halo owning approximately 68.3% of all our outstanding Common Shares at the closing of the Cannahealth Acquisition.

On November 12, 2021, Halo transferred 37 Common Shares to an unaffiliated party, 1306077 B.C. LTD. (the “Halo Transferee”), which resulted in Halo owning 49.6% of our issued and outstanding Common Shares (the “Halo Transfer”) at the time. On 14 March 2022, and pursuant to a convertible debenture agreement between Akanda and Halo, Akanda issued 29 Common Shares to Halo to settle the principal amount and accrued interest (at the time of conversion) of $6,582,980 owing to Halo in terms of the convertible debenture agreement.

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

The Purchase Price for the Holigen Acquisition was comprised of (i) of $3,000,000 in cash and (ii) 33 Common Shares, no par value per share, of Akanda (the “Akanda Shares”). The Akanda Shares were issued pursuant to Regulation S of the Securities Act. Concurrent to the closing of the Holigen Acquisition, Akanda purchased 14,285,714 Common Shares of Flowr for an aggregate purchase price of CAD$999,999.98.

RPK’s operations consisted of a 20,000 square foot indoor EU GMP certified grow facility located near Sintra, Lisbon, Portugal, dedicated to the cultivation of high-THC premium cannabis as well as a 180+ acre outdoor facility located in Aljustrel. In 2020, Holigen grew more than 20 high-THC strains at the Aljustrel facility making it the largest outdoor medical cannabis grow in the EU.

On July 15, 2022, our indirect wholly-owned subsidiary Bophelo, a Lesotho company, was placed into liquidation by the High Court of Lesotho (the “Lesotho Court”) pursuant to an unauthorized application and request (the “Liquidation Application”) that was filed by Louisa Mojela, our former Executive Chairman, who was terminated as Executive Chairman of Akanda in July 2022, and the Mophuti Matsoso Development Trust, which we believe was established by Ms. Mojela. Mr. Chavonnes Cooper of Cape Town, South Africa, was appointed by the Lesotho Court as liquidator of Bophelo for purposes of maintaining the value of the assets owned or managed by Bophelo. We intended to seek to recover significant loans made to Bophelo to fund the execution of Bophelo’s business plan, including payment of rents and staffing costs in the event that the Lesotho Court does not reverse its determination to place Bophelo in liquidation; however, due to lack of funds and resources, the Company is not at this time actively contesting the matter and cannot give no assurance that it will do so in the future.

Bophelo was focused on the cultivation of cannabis, the production of medical cannabis products including dried flower, oils, and other concentrates and the supply of such medical cannabis products to wholesalers in international markets. As a result of Bophelo’s liquidation, during the year ended December 31, 2022, Bophelo ceased operations and we derecognized its assets and have since determined that it is no longer a significant subsidiary. We will continue to report about Bophelo, until such time as our inquiry into the liquidation confirms that the process is complete.

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

On September 22, 2023, the Company entered an amended and restated option to purchase agreement with 1107385 B.C. LTD., pursuant to which the Company acquired an option to purchase a Canadian THC and CBD farming facility located at 1900 Ferne Road, Gabriola Island, British Columbia and related operations and licenses, pursuant to which, the key deal terms are as follows:

●	Akanda will issue a non-refundable payment equal to US$1,800,000 and if paid in Common Shares of Akanda will be based on formula to calculate the per share price as set forth in the agreement. The initial payment will be broken up into the First Option Payment, the Second Option Payment and the Third Option Payment, upon signing, 15 days after signing, 30 days after signing respectively.

●	This buys Akanda the right to develop the property for two years. The Company plans during this time period to develop Tetrahydrocannabinol (THC) and CBD facilities at this site. Additional payments will be made based upon milestones achieved from the development. Additional milestones include THC cultivation, sales of product, CBD cultivation, and Hemp cultivation. In the event all of the milestone payments are made or otherwise pays the full purchase price in the timeframes specified in the option agreement, the Company will have purchased the farming facility.

Pursuant to the amendment on September 24, 2025, the term contained in the option agreement has been extended to September 25, 2027. The Company plans during this additional two year period to develop Tetrahydrocannabinol (THC) and cannabidiol (CBD) facilities at this site. In exchange for such extension, the Company shall pay to 1107385 a total of $250,000, of which:

●	$150,000 was paid in September 2025; and

●	$100,000 shall be paid on the 12-month anniversary of the Amendment.

To date, Akanda has made the first three option payments, an additional $750,000 milestone payment as a result of our obtaining a hemp license from Health Canada in September 2024 and extension payment of $150,000. We also anticipate making additional payments once the remaining milestones are achieved, of which we can give no assurance of success. To date, we have not yet cultivated any product from this farming facility.

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

On March 5, 2025, the Company announced that after evaluating the current state of the Company’s business of importing and distributing cannabis-based products in the United Kingdom through its Canmart Ltd. (“Canmart”) subsidiary, the Company determined to discontinue and cease its U.K operations and shut down Canmart. The Company came to this conclusion after receiving notification from Canmart’s directors that they intend to resign and the difficulty in finding qualified replacements, determining that the expense and timing of renewing its license to operate in the U.K. when compared to projected near-term future revenues is not cost effective, and evaluating the continued potential exposure to Canmart’s existing lawsuits, among other things. The Company then filed for creditor’s voluntary liquidation and had the winding up commenced on May 30, 2025. As a result of Canmart’s liquidation, during the year ended December 31, 2025, Canmart ceased operations and we derecognized all its assets and liabilities and have since determined that it is no longer a significant subsidiary.

Our principal executive offices and mailing address are located at c/o Gowling WLG (Canada) LLP, 100 King St. W, Suite 1600, Toronto, ON M5X 1G5, Canada, and our telephone number is +1 (416) 862-7525.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website akandacorp.com. The information contained on our website is not a part of this annual report.

Reverse Stock Splits

On August 26, 2025, we implemented a 1-for-3.125 reverse stock split of our Common Shares. Every 3.125 shares of our issued and outstanding Common Shares were automatically converted into one issued and outstanding common share. No fractional shares were issued as a result of the reverse stock split. Instead, any fractional shares that resulted from the split were rounded down to the next whole number. The reverse stock split affected all shareholders uniformly and did not alter any shareholder’s percentage interest in the Company’s outstanding Common Shares, except for adjustments that resulted from the treatment of fractional shares.

On January 12, 2026, we implemented a 1-for-5 reverse stock split of our Common Shares. Every 5 shares of our issued and outstanding Common Shares were automatically converted into one issued and outstanding common share. No fractional shares were issued as a result of the reverse stock split. Instead, any fractional shares that resulted from the split were rounded down to the next whole number. The reverse stock split affected all shareholders uniformly and did not alter any shareholder’s percentage interest in the Company’s outstanding Common Shares, except for adjustments that resulted from the treatment of fractional shares.

On April 13, 2026, we implemented a 1-for-4.5 reverse stock split of our Common Shares. Every 4.5 shares of our issued and outstanding Common Shares were automatically converted into one issued and outstanding common share. No fractional shares were issued as a result of the reverse stock split. Instead, any fractional shares that resulted from the split were rounded down to the next whole number. The reverse stock split affected all shareholders uniformly and did not alter any shareholder’s percentage interest in the Company’s outstanding Common Shares, except for adjustments that resulted from the treatment of fractional shares.

January 2026 Convertible Note Transaction

On January 21, 2026, the Company entered into a Securities Purchase Agreement dated January 20, 2026 (the “January Purchase Agreement”) with certain institutional investors (the “January Investors”) to issue and sell to each of the January Investors a convertible promissory note (each, individually, a “January Note” and collectively, the “January Notes”), for aggregate gross proceeds to the Company of $7.0 million, before deducting fees to the Placement Agent (as defined below) and other expenses payable by the Company in connection with the offering (the “January Offering”). The closing of the January Offering occurred on January 21, 2026.

The Placement Agent acted as placement agent for the January Offering and was paid $70,000 in cash fees in relation to the January Offering.

The maturity date of each January Note is the 12-month anniversary of the issuance date of such January Note, and is the date upon which the principal amount, as well as any other fees, shall be due and payable. The January Notes bear interest at a rate of 10% per annum. For a detailed description of the transaction, please refer to Note 29 of the Audited Consolidated Financial Statements as of and for the years ended December 31, 2025 and 2024 included elsewhere in this Form 20-F.

IR Agency Consulting Agreements

On January 27, 2026, the Company entered into a six-month consulting agreement with IR Agency to provide marketing services effective February 1, 2026. IR Agency is a marketing/advertising agency that conducts informational awareness campaigns for publicly traded companies through its multi-channel distribution model, which targets potential interested parties. Although the term of each IR Agency consulting agreement is six months, they are paid for the services calculated based on an informational awareness campaign’s expected cost for a projected timeframe and only continue until the exhaustion of the funds rather than the estimated term.

The Company previously had a six-month consulting agreement with IR Agency, dated September 22, 2025, to conduct a similar informational awareness campaign. The Company has paid IR Agency an aggregate of $6,725,000, inclusive of $2.3 million from the proceeds of the January Notes, $3.5 million from the proceeds from the sale of convertible notes in September 2025, and $925,000 pursuant to a 2024 consulting agreement, for these marketing services.

As part of the informational awareness campaign, IR Agency disseminated information about the Company through a SMS network of over 2.3 million subscribers utilizing the subscribers’ mobile networks, its email distribution list reaching roughly 46,713 recipients per email, digital newsletter advertisements on 9 investor-focused publications, push notifications on targeted mobile phone applications reaching 12,370 user per notification (e.g., Stock News app), and traditional and social media platforms (e.g., WhatsApp and Telegram). Such services provided by IR Agency were promotional in nature only, were curated to enhance the Company’s public visibility, and did not provide investment advice or deliver performance guarantees.

Acquisition of First Towers and Related Transactions

On March 5, 2025, we entered into a Share Exchange Agreement (the “SEA”) with First Towers and the common shareholders of First Towers (the “Shareholders”). Subject to the terms and conditions set forth in the SEA, as amended as of August 19, 2025, the parties agreed to enter into a business combination transaction (the “First Towers Transaction”), pursuant to which, among other things, all of the common shares of First Towers were exchanged for either (a) our (i) newly authorized Class A Special Shares of the Company (the “Class A Special Shares”), that convert into an aggregate number of common shares of the Company equal to 19.9% of the common shares of the Company issued and outstanding at the closing of the Transaction and (ii) newly authorized Class B Special Shares of the Company (the “Class B Special Shares” and, with the Class A Special Shares, the “Special Shares”), that convert into the remaining Purchaser Shares otherwise issuable to the Shareholders under the amended SEA, or (b) cash payable over time and evidenced by a promissory note (the “Consideration Note”), and First Towers continued as a wholly owned subsidiary of the Company.

The Company’s Board of Directors and its executive officers as of immediately prior to the closing of the Transaction remained, while management of First Towers, as a wholly-owned subsidiary of the Company, included Christopher Cooper, President, Francisco Juarez, VP and Chief Operating Officer, and Edgar Contreras, Country Manager.

In connection with the Transaction, at the closing, the Company entered into a Debt Settlement Agreement (the “PGC DSA”) and a Convertible Promissory Note (the “PGC Note”) with PGC Finco Inc. (“PGC”), and a Debt Settlement Agreement (the “Dunstan DSA”) and a Convertible Promissory Note (the “Dunstan Note”) with Dunstan Holdings Ltd. (“Dunstan”).

Pursuant to the PGC DSA, in satisfaction of all indebtedness of First Towers to PGC through the Closing, the Company assumed indebtedness of First Towers in the aggregate principal amount of US$4,153,078 which is evidenced by the PGC Note, and the Company paid to PGC a cash payment of $500,000 and issued to PGC, 24,762 (post-reverse stock split) Class B Special Shares.

Pursuant to the Dunstan DSA, in satisfaction of all indebtedness of First Towers to Dunstan through the Closing, the Company assumed indebtedness of First Towers in the aggregate principal amount of US$756,917 which is evidenced by the Dunstan Note, and the Company issued to PGC 7,787 (post-reverse stock split) Class B Special Shares.

Each of the PGC Note and the Dunstan Note (collectively, the “Notes”) has a maturity date of August 19, 2031, has an interest rate of 8-1/2% per annum payable semiannually in arrears, and are secured by all of the assets of the Company. The Notes are subject to customary events of default.

Each Note may be converted from time to time by either the Company or the holder of the Note, into common shares of the Company, subject to first obtaining approval from the shareholders of the Company at the Second Shareholder Meeting. The conversion price shall be a price per share equal to the greater of (a) $6.12 and (b) a ten percent discount to the seven-trading day VWAP immediately prior to receipt of the conversion notice.

Also in connection with the Transaction, at the closing, the Company entered into the Consideration Note with a Shareholder. The Consideration Note was issued in the principal amount of US$14,133,966. It has a maturity date of August 19, 2027 and has an interest rate of 16% per annum payable quarterly. In addition, the Company paid to the holder of the Consideration Note a commitment fee of $424,018.98.

The Consideration Note is secured by all of the assets of the Company pursuant to a General Security Agreement dated as of August 19, 2025, but such security interest has been subordinated to the Notes and the security interest held by PGC and Dunstan. Since its issuance, the Company prepaid approximately $8.5 million of the Consideration Note.

B.	Business Overview

Our Cannabis Business

Background

Our cannabis segment relates to cannabis cultivation, manufacturing and distribution company. We have a limited operating history and minimal revenues to date. We expect to expand our cultivation operations and develop sales channels of our cannabis products.

1900 Ferne Road, Gabriola Island, British Columbia

On September 19, 2023, Akanda entered an option to purchase agreement for Canadian farming property in British Columbia, including related operations and licenses, from 1107385. On September 22, 2023, Akanda entered an amended and restated purchase agreement with 1107385 for the property. We plan to develop THC and CBD facilities at this site. We agreed to issue a non-refundable payment equal to $1,800,000, broken up into three payments, and if paid in our Common Shares will be based on a formula to calculate the per share price as set forth in the agreement. On September 22, 2023, we paid the first payment by issuing 156 Common Shares. On April 4, 2024, we paid the second payment of $600,000 and the third payment of $600,000. Additional payments to the seller will be made based upon milestones achieved from the development, including THC cultivation, sales of product, CBD cultivation, and hemp cultivation. On September 5, 2024, Health Canada approved a hemp license for Akanda’s subsidiary, 1468243 B.C. LTD, which triggered another milestone. As a result, Akanda was required to pay an additional $750,000 to the seller within ten business days of the milestone event and made the payment on September 16, 2024. On September 24, 2025, Akanda entered into an amended option agreement pursuant to which the option term was extended to September 25, 2027. We agreed to pay an extension fee of $250,000. On September 25, 2025, we paid the first payment of $150,000. To date, we have not yet cultivated any product from this land.

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

Research and Development

We do not have any research and development policies nor have we had any for the last three fiscal years.

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

Our First Towers Business

Background

First Towers is a company incorporated in the province of British Columbia, Canada on February 24, 2017 under the name Canadian Towers and Fiber Optics Inc. On September 3, 2024, it changed its name to First Towers & Fiber Corp. First Towers’ principal office is located at 1170-1040 West Georgia Street, Vancouver, British Columbia V6E 4H1, Canada.

Description of Business

First Towers is focused on tower development and operating a 700+km fiber optic network in the wireless market of Mexico, with an intention to expand to other Latin American countries. First Towers:

●	owns the largest 5G dark fiber optic network in Central Mexico.

●	is in possession of 20-year master lease agreements for both tower development and fiber network.

●	is a preferred partner in providing coverage to the rural regions of Mexico.

●	has a veteran tower development team with 20+ years of experience in telecommunications infrastructure development.

●	has 24 towers deployed to date and an additional 6 under construction, with the opportunity to continue to develop in key Mexican markets.

First Towers generates revenue from owning telecommunications equipment and towers and leasing the equipment and space to telecommunications companies.

Growth Strategies

First Towers’ development strategy is focused across five states in Central Mexico which feature strong economic and demographic drivers, and where First Towers has regional expertise and relationships, and an established 5G fiber network that can be leveraged for backhaul.

First Towers seeks to increase infrastructure sharing contracts in lieu of build to suit contracts to enable construction of more tower sites in rural and urban areas.

Competitive Strengths

There are many telecommunication infrastructure companies in the marketplace. Competitors in developing telecommunication towers include: Centennial Towers, QMC, Torrecom, MX Towers, MTP, and American Tower. On the fiber optic network side, competitors include: Neutral Networks, Summit1G, National Fiber Networks, Fermaca Networks, and ICOM Construcciones. First Towers strategically differentiates in:

●	Existing Infrastructure with anchor telecommunication companies - First Towers has 700+ kms of 5G dark fiber network in central Mexico with a telecommunications giant serving as an anchor with a 20 year leasing contract.

●	Tower Ownership - First Towers owns the telecommunications equipment and towers and shares in revenues with telecommunication companies leasing space on the towers, generating more revenue than traditional build to suit (“BTS”) contracts.

●	Key Locations - First Towers’ opportunities are located in critical areas of economic growth where there is an expected need for over 1,000 new towers over a three-year timeframe.

●	National Need - First Towers is strategically located in Latin America, whose countries have a national need for increased telecommunication infrastructure, with Latin America’s fiber optic networks being two years behind other more developed countries. The Mexico telecom regulator IFT has committed to awarding 5G frequencies to develop this needed infrastructure.

Industry Overview and Opportunity

Mexico Opportunity

The telecommunication industry in Latin America is worth an estimated US$81 billion, with Mexico being the second largest market and, on a GDP per capita basis, Mexico ranks 11th across the region. Mexico has 93 mobile cellular subscriptions per 100 habitants compared to just 18 fixed phone subscriptions per 100 habitants. Mexico is an OECD nation with an investment-grade sovereign credit rating, controlled public debt, stable inflation and currency offering an attractive market for investment.

First Towers estimates that several thousand new wireless towers need to be built in Mexico to give at least 4G LTE coverage to 96.4% of Mexico’s population.

First Towers owns and operates 700+kms 5G dark fiber network in central Mexico, where some of the strongest industrial and fastest growing state economies in Mexico are located, with multinational telecommunications giant Telefonica as anchor under a 20-year leasing contract.

Latin America Opportunity

Through relationships in Latin America, First Towers expects to expand into other Latin American countries, as coverage in the Latin American region is also still limited to certain neighborhoods of major cities.

●	4G penetration is still below 70% in Latin America.

●	By 2026, 5G is expected to represent less than 43% of mobile subscriptions in Latin America and the average traffic per smartphone is forecast to be approximately 35GB per month.

An estimated 244 million people in Latin America, which is close to one third of the population, do not have access to the internet. Deployment of 5G networks represents a significant opportunity as it is projected that the digitalization of industries could develop into a market of more than US$21 billion annually.

Regulatory Background

The regulatory landscape for 5G and 4G in Mexico and Latin America is marked by progress and challenges. Mexico has actively worked on 5G deployment, with spectrum auctions and planning led by the Federal Telecommunications Institute, although high costs and regulatory uncertainty hinder its adoption. Across Latin America, 4G remains dominant, but insufficient spectrum allocation and economic instability slow further expansion. Telecommunication companies like América Móvil, Telefónica, and AT&T are investing heavily in infrastructure, focusing on expanding 5G networks and upgrading 4G services. These companies are also exploring innovative solutions, such as fixed wireless access and digital services, to enhance connectivity and bridge the digital divide. Streamlined regulations and increased investment remain crucial for technological growth in the region.

Market Growth

The dark fiber network market in Mexico is projected to grow at a compound annual growth rate (CAGR) of 10.8% from 2023 to 2030. Revenue in the Mexican dark fiber network market is expected to increase from approximately $156 million in 2022 to $355 million by 2030. Mobile internet users in Latin America exceeded 380 million by the end of 2021, equating to 60% of the population. As of 2023, 4G LTE connections in Latin America reached approximately 565 million, with a quarterly growth rate of 1.9%. While 4G adoption is peaking, it is expected to remain a key technology in the region until 2028, as 5G adoption gradually increases.

Market Activity Timeline

2017

Altán Redes signs PPP with Mexican Government for deployment and operation of wholesale wireless network. Installation begins.

$2.3B initial capital committed to Altán Redes, including $800mm equity from lead investors Morgan Stanley, CDPQ and IFC.

2018

First Towers completed 700km+ fiber network and signs agreement to lease fiber to leading communications provider Telefonica.

First Towers signs Master Agreement with Altán Redes to construct and own towers.

Altán Redes begins service operations after surpassing initial coverage commitments of 30% of population.

2019

First Towers completes development of its 700km+ fiber network in Central Mexico.

First Towers completes first 6 towers for Altán Redes.

2020

First Towers completes construction of 2 new towers in Q3 2020.

First Towers completes construction of 4 new towers in Q4 2020.

2021

First Towers completes construction of 9 new towers in first half of 2021.

Altán Redes investors increase capital commitment for ongoing network deployment.

Coverage of 63% of population (70mm people) achieved.

2022

First Towers owned 24 towers at the end of 2022, of which 17 were BTS towers (Build to Suit) and 7 were shared infrastructure towers.

First Towers owned 552.98 Kms of fiber at the end of 2022. The fiber was leased by Telefonica (527 Kms) and Marcatel (25.98 Kms).

2023

First Towers owned 24 towers at the end of 2023, of which 17 were BTS towers (Build to Suit) and 7 were shared infrastructure towers.

First Towers owned 558.68 Kms of fiber at the end of 2023. The fiber was leased by Telefonica (527 Kms) and Marcatel (31.68 Kms).

2024

First Towers owned 24 towers at the end of 2023, of which 17 were BTS towers (Build to Suit) and 7 were shared infrastructure towers.

First Towers owned 568.68 Kms of fiber at the end of 2024. The fiber was leased by Telefonica (537 Kms) and Marcatel (31.68 Kms).

2025

First Towers owned 27 towers at the end of 2025, of which 20 were BTS towers (Build to Suit) and 7 were shared infrastructure towers.

First Towers owns 568.68 Kms of fiber at the end of 2025. The fiber is leased by Telefonica (537 Kms) and Marcatel (31.68 Kms).

Intellectual Property

First Towers’ intellectual property consists primarily of trade secrets. First Towers’ trade secrets consist of research and development and know-how, all of which it seeks to protect, in part, by confidentiality agreements. To protect First Towers’ intellectual property, First Towers relies on a combination of laws and regulations, as well as contractual restrictions. First Towers does not own or have any rights to any patents or trademarks. First Towers also relies on the protection of laws regarding unregistered copyrights for certain content First Towers creates and trade secret laws to protect First Towers’ proprietary technology.

Government Regulation

First Towers is subject to local, state, federal and international laws, statutes, rules, policies, and regulations (collectively “Regulations”) that relate directly or indirectly to First Towers’ operations. These include privacy and data protection regulations. First Towers’ business operations involve the permitting, contracting, construction, and development of fiber optic networks and towers that transmit both public information, as well as personal or sensitive information. As a result, First Towers’ business is subject to complex and evolving Latin American and international laws and regulations regarding construction, environmental permitting, labor, frequency usage, other telecommunication-related matters. Other Regulations that First Towers is subject to, include the following: licensing, permitting, and zoning requirements for the operations of First Towers’ offices and other facilities; health, safety, and sanitation requirements; working conditions, labor, minimum wage and hour, citizenship, immigration, visas, harassment and discrimination, and other labor and employments laws and regulations; marketing activities; and environmental protection regulations. First Towers is also subject to common business and tax rules and regulations pertaining to the operation of its business.

Human Capital Resources

Our Commitments and Values

Our Company’s motto of “Grow. Move. Heal.” relays Akanda’s vision to create a climate embodying positive change in the cannabis industry. Our Company is committed to building a quality cultivation facility, connecting consumers in Canada with diverse products including cultivated cannabis products. We create an atmosphere of positive change by relying on diverse opinions and perspectives, leveraging cross-cultural competencies, and achieving the full potential of the business.

We intend to continue to focus on developing a culture of compliance, which includes training for the Company’s employees on applicable corporate policies, including our Code of Conduct, Insider Trading and Trading Window Policy, and Corporate Governance Guidelines.

As a result of the discontinuance of our Canmart operations and our transition to cultivating cannabis products at our British Columbia facilities, Akanda ceased having any full time employees and had a total of 2 part-time executives, since it had not yet begun cultivation operations at its British Columbia location. In August 2025, we increased our full-time employee headcount with the assumption of six employees from First Towers. As of June 8, 2026, we had two part-time executives and six full-time employees. None of our employees are represented by labor unions or subject to collective bargaining agreements.

Our human capital resource management approach is based on the following:

●	Talent Acquisition and Development. We rely on talented employees and will need to more knowledgeable and passionate talent as our operations expand throughout our subsidiaries in both Mexico and Canada.

●	Diversity and Inclusion. We are committed to creating a diverse and inclusive workplace, where all employees feel valued, respected, and supported. We are focused on strategies for increasing diversity, promoting inclusivity, and reducing biases across the organization. Diversity and inclusion is a priority for our Company, and Akanda wants talented people from a variety of backgrounds both in our team and in our subsidiaries’ teams.

●	Health and Safety. We are committed to providing a safe and healthy workplace for all employees.

●	Compensation and Benefits. We strive to provide competitive compensation and benefits that align with industry standards and reflect the value that our employees bring to the organization.

●	Employee Engagement. We want our employees to be satisfied and engaged in their career with Akanda, as we believe that engaged employees are more productive, innovative, and committed to the Company’s success as a whole.

C.	Legal Entity Structure

The following chart reflects our legal entity structure (including the jurisdiction of formation or incorporation of the various entities).

[1]	Structured entity. See Note 3 of the Audit Consolidated Financial Statements included under Item 18 of this Annual Report on Form 20-F for further information.

As of June 8, 2026, we no longer operate in Europe and, accordingly, our Malta and UK subsidiaries no longer have any operations or material assets.

D.	Property, Plants and Equipment

On September 19, 2023, Akanda entered an option to purchase agreement for Canadian farming property in British Columbia, at 1900 Ferne Road, Gabriola Island, British Columbia, including farming land and related operations and licenses, from 1107385. The agreement was amended and restated on September 22, 2023 and provides the Company a two-year option to purchase. We plan to develop THC and CBD facilities at this site. Additional payments to the seller will be made based upon milestones achieved from the development, including THC cultivation, sales of product, CBD cultivation, and hemp cultivation. On September 24, 2025, the agreement was amended and provides a two-year extension to develop THC and CBD facilities. Additional payments to the seller will be made in exchange for the extension period. To date, three option payments have been made, an additional milestone was achieved and paid in September 2024 with the issuance of a hemp license, and first extension payment paid in September 2025.

First Towers’ corporate headquarters is located at 1170-1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 Canada. First Towers also owns towers and rights-of-way in several Mexican states.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Our fiscal year begins on January 1 and ends on December 31. Unless otherwise noted, references to year pertain to our fiscal year. For example, 2025 refers to fiscal 2025 which is the period from January 1, 2025 and to December 31, 2025.

Our Audited Financial Statements for the years ended December 31, 2025 and 2024, respectively, for Akanda Corp. as a group (the “Akanda Group”), have been prepared in accordance with International Financial Reporting Standards (IFRS) and are presented in US dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

We have derived the consolidated statements of operations data for Akanda Group for the years ended December 31, 2025 and 2024, respectively, and the consolidated financial position information as at December 31, 2025 and 2024, respectively, from the Akanda Group’s Audited Financial Statements included under Item 18 of this Annual Report on Form 20-F.

Akanda was incorporated in the Province of Ontario, Canada on July 16, 2021 in connection with the plan of Halo to reorganize its medical cannabis market focused international business assets. On November 3, 2021, Akanda acquired Cannahealth, which owned all the issued and outstanding equity interests of Canmart and Bophelo Holdings, which, in turn, owned all the issued and outstanding equity interests of Bophelo. As a result of the Acquisition, both Bophelo and Canmart became our indirect wholly-owned subsidiaries. On April 29, 2022, the Company, through its wholly owned subsidiary, Cannahealth acquired Holigen, which owned all the issued and outstanding equity interests of RPK. As a result of the acquisition, RPK became our indirect wholly-owned subsidiary. We have consolidated all our then-subsidiary companies, Cannahealth in Malta, Bophelo in the UK, Canmart in the UK, Holigen in Portugal, RPK in Portugal and 1371011 B.C. Ltd and 1468243 BC Ltd in Canada, in the Akanda Group Audited Financial Statements and financial information presented on December 31, 2025.

As a result of Bophelo’s liquidation, during the year ended December 31, 2022, Bophelo ceased operations and we derecognized its assets and have since determined that it is no longer a significant subsidiary. We will continue to report about Bophelo, until such time as our inquiry into the liquidation confirms that the process is complete. In March 2024, we sold RPK.

On August 19, 2025, Akanda acquired First Towers in exchange for newly authorized Class A Special Shares and Class B Special Shares and cash payable over time as evidenced by a promissory note, and the restructuring and assumption of certain indebtedness of First Towers.

On August 26, 2025, January 12, 2026 and April 13, 2026, Akanda Group implemented a 1-for-3.125 Reverse Stock Split, a 1-for-5 Reverse Stock Split and a 1-for-4.5 Reverse Stock Split on its common shares, respectively. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded to the nearest whole number. All share and per share data in this management’s discussion and analysis and the Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024 have been retroactively restated to reflect the effect of the Reverse Stock Split.

As a result of Canmart’s liquidation, during the year ended December 31, 2025, Canmart ceased operations and we derecognized all its assets and liabilities and have since determined that it is no longer a significant subsidiary.

A.	Operating Results

Results of Operations

The discussion below summarizes Akanda Group’s consolidated historical operation results.

During the year ended December 31, 2025, Akanda Group evaluated the current state of Canmart and determined to discontinue and cease its UK operation. As a result, Akanda Group accounted for the operating results of Canmart, which was a net loss of $26,013, as a discontinued operation during the year ended December 31, 2025 and has reclassified the operating results of Canmart as a discontinued operation for the year ended December 31, 2024.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024.

The following table sets forth key components of Akanda Group’s results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024.

	Years ended
	December 31,
	2025	2024

Sales	$258,075	$—
Cost of sales	414,098	—
Gross Profit (Loss)	(156,023)	—

Operating expenses
Depreciation and amortization	433,693	137,271
Consulting and professional fees	1,463,786	2,377,926
Personnel expenses	624,710	495,699
General and administrative expenses	2,305,195	1,019,287
Total operating expenses	4,827,384	4,030,183

Operating loss	(4,983,407)	(4,030,183)

Other (expense) income:
Finance income	—	2,953
Finance expense	(925,092)	(81,083)
Foreign exchange gain (loss), net	273,606	(132,842)
Transaction costs	(350,000)	—
Change in fair value of financial liabilities measured at FVTPL	1,750,820	—
Gain (loss) on debt settlement	1,914,956	(219,719)
Other income	—	74,455
Gain on sale of subsidiary	—	198,780
Write-off of AP, net	—	475,816
Write-off of holdback payable	—	400,000
Write-off of loan receivable	(235,686)	—
Impairment loss	(44,812,112)	—
	(42,383,508)	718,360

Net loss from continuing operations	(47,366,915)	(3,311,823)

Gain (loss) from discontinued operations	507,604	(784,206)

Net loss	$(46,859,311)	$(4,096,029)
Translation adjustment	(175,651)	(101,188)
Comprehensive loss	$(47,034,962)	$(4,197,217)

Net loss attributable to:
Shareholders of the Company	$(45,653,948)	$(4,096,029)
Non-controlling interest	(1,205,363)	—
	$(46,859,311)	$(4,096,029)
Net comprehensive loss attributable to:
Shareholders of the Company	$(46,242,254)	$(4,197,217)
Non-controlling interest	(792,708)	—
	$(47,034,962)	$(4,197,217)

Loss per share from continuing operations – basic and diluted	$(669.58)	$(223.48)
Loss per share – basic and diluted	$(662.22)	$(276.40)
Weighted average common shares outstanding	68,941	14,819

Revenue

The revenue of $258,075 for the year ended December 31, 2025 as compared to $nil for 2024 came from the Company’s First Towers’s operations in Mexico. The revenue increase in 2025 was mainly the result of the acquisition of First Towers during the year. First Towers generate revenue from leasing its fiber optic networks and telecommunication towers.

Cost of Sales

Cost of sales increased from $nil in 2024 to $414,098 in 2025. The increase is directly related to the increase in sales activities and costs on maintenance and services on telecom towers during the current year since the acquisition of First Towers, as compared to no sales in the prior year when we did not own First Towers.

Amortization and Depreciation

Amortization and depreciation expenses increased from $137,271 for 2024 to $433,693 for the year ended December 31, 2025. The increase in the amortization and depreciation expenses recorded during the year ended December 31, 2025 was mainly attributable to the depreciation of First Tower assets held in Mexico and leased assets in the current year as compared in the prior year.

Consulting and Professional Fees

The consulting and professional fees incurred decreased from $2,377,926 in 2024 to $1,463,786 for the year ended December 31, 2025. This decrease in consulting and professional fees resulted from lower fees incurred during the current year as compared to the prior year. Consulting and professional fees incurred were mainly related to the engagement of various professional advisors and consultants in relation to Akanda’s completion of the First Towers acquisition and related financings.

Personnel Expenses

The Akanda Group incurred personnel expenses of $624,710 for the year ended December 31, 2025 compared to $495,699 for 2024. The increase in personnel expenses was due to the change in management and increase in key personnel as a result of the acquisition of First Towers during the current year.

General and Administration Expenses

The Akanda Group incurred general and administration expenses of $2,305,195 and $1,019,287 for the years ended December 31, 2025 and 2024, respectively. These costs consisted mainly of IR related expenses and a broad range of site related operational expenses such as utilities, fuel costs, import duties, security expenses, repairs and maintenance and consumables and office related operational expenses for its day to day business activities. The increased in costs was also the result of the acquisition of First Towers during the current year.

Interest Expense

The Company incurred interest expenses of $925,092 for the year ended December 31, 2025 compared to interest expense of $81,083 for 2024. The increase in expenses during the year ended December 31, 2025 was mainly due to a large amount of interest accrued from secured promissory notes and loans assumed by the Company as a result of the acquisition of First Towers during the current year as compared to the prior year.

Interest income

Interest income for the year ended December 31, 2025 was $nil compared to $2,953 for 2024. The decrease was mainly due to the elimination of the interest receivable for a bridge loan the Company made to First Towers in 2024 as a result of its acquisition during the current year and derecognition of Canmart’s interest receivable for a bridge loan to Cellen Life Sciences Limited and Cellen Biotech Limited pursuant to the Company ceasing its UK operation.

Foreign Currency Translation

The foreign exchange gain (loss) is recognized on the translation of the consolidated financial statements from their functional currencies to United States Dollar. The Euro is the functional currency for our former Cannahealth, Holigen and RPK businesses, Great British Pounds is the functional currency for our former Canmart business, Mexican Peso is the functional currency of our CT Mexico and CT&FO Mexico subsidiaries, and Canadian dollars is the functional currency of Akanda, 1371011 B.C. Ltd. and First Towers while the United States Dollar is its reporting currency. The exchange gains and losses have not been incurred on any transactions or balances held by these companies in a different currency.

Net Loss and Total Comprehensive Loss

For the years ended December 31, 2025 and 2024, the group incurred a net loss of $46,859,311 and $4,096,029, respectively, and a comprehensive loss of $47,034,962 and $4,197,217, respectively, which consisted primarily of depreciation and amortization of $433,693 and $137,271, respectively, consulting and professional fee expenses of $1,463,786 and $2,377,926, respectively, personnel expenses of $624,710 and $495,699, respectively, general and administrative expenses of $2,305,195 and $1,019,287, respectively, and gain (loss) from discontinued operation gain of $507,604 and loss of $784,206, respectively. The significant increase in losses for the year ended December 31, 2025 was mainly due to impairment loss of $44,812,112 recognized during the current year as compared to no impairment incurred in the prior year.

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

The following table summarizes our cash flows from operating, investing and financing activities for the years ended December 31, 2025 and 2024:

	Year Ended December 31, 2025
	2025	Change	2024
Cash used in operating activities	$(6,729,048)	$(2,748,683)	$(3,980,365)
Cash used in investing activities	$(7,451,887)	$(6,435,722)	$(1,016,165)
Cash provided by financing activities	$11,678,315	$2,688,881	$8,989,434

Cash Flows from Operating Activities

For the year ended December 31, 2025, Akanda Group’s cash flow from operating activities decreased by $2,748,683 due to higher corporate expenses incurred as a result of corporate activities such as the acquisition of First Towers, gain on debt settlement, change in fair value of financial assets at FVTPL, and impairment loss recognized during the current year as well as changes in working capital relating to decrease in accounts receivable, increase in prepayments, decrease in trade and other payables and increase in due to related parties.

Cash Flows from Investing Activities

Cash used in investing activities was $7,451,887 for the year ended December 31, 2025, which were mainly attributable to cash paid as part of consideration for the acquisition of First Towers, additional purchases or costs for fiber optic projects, telecommunication towers and computer equipment and additional cost for farmland. The cash used in investing activities during the year ended December 31, 2024 were attributable to acquisition costs of farmland and additional purchases of computer equipment, furniture and fixtures and leasehold improvements, cash surrendered upon disposal of RPK, cash lent out for a bridge loan entered in the current year and loan receivable, partially offset by cash proceeds from the sale of RPK.

Cash Flows from Financing Activities

Cash provided by financing activities was $11,678,315 for the year ended December 31, 2025, which was mainly attributable to the proceeds from private placement offering and notes financing, as discussed below, and partially offset by repayment of loans, lease payments and advances to related parties. Cash provided by financing activities during the year ended December 31, 2024 was mainly attributable to the proceeds from public offerings and short term loans and partially offset by repayment of loans and lease payments.

Share Capital and Financings

During the year ended December 31, 2025, Akanda Group completed the following financings:

(i)	On March 26, 2025, pursuant to a series of subscription agreement entered with investors on March 21 and 24, 2025, Akanda Group completed its private offering with the issuance of 3,250 common shares at a subscription price of $98.44 per share for gross proceeds of $320,000.

(ii)	On September 12, 2025, the Company closed the Securities Purchase Agreement entered on September 11, 2025 with certain institutional investors to issue and sell to each of the September Investors a convertible promissory note for gross proceeds of $12,000,000.

The Company issued 408,427 common shares pursuant to the conversion of an aggregate principal amount of $10,737,400, under the terms of the convertible promissory note.

During the year ended December 31, 2024, Akanda Group completed the following financings:

(i)	On February 2, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on February 1, 2024, the Company announced closing of registered direct offering with the issuance of 49 common shares at a purchase price of $2,283.75 per share and prefunded warrants to purchase 260 common shares at a price of $2,283.19 per share for gross proceeds of $708,000. The prefunded warrants were immediately exercisable for $0.56 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. All of the pre-funded warrants have been exercised in accordance with their terms.

(ii)	On March 4, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on March 1, 2024, the Company announced closing of registered direct offering with the issuance of 65 common shares at a purchase price of $1,155.60 per share and prefunded warrants to purchase 64 common shares at a price of $1,155.04 per share for gross proceeds of $150,000. The prefunded warrants were immediately exercisable for $0.56 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. All of the pre-funded warrants have been exercised in accordance with their terms.

(iii)	On March 5, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on March 4, 2024, the Company announced closing of registered direct offering with the issuance of 65 common shares at a purchase price of $949.05 per share and prefunded warrants to purchase 66 common shares at a price of $948.49 per share for gross proceeds of $125,000. The prefunded warrants were immediately exercisable for $0.56 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. All of the pre-funded warrants have been exercised in accordance with their terms.

(iv)	On March 27, 2024, pursuant to an underwriting agreement entered with Univest Securities, LLC (“Univest”) as the underwriter on March 25, 2024, the Company announced closing of underwritten public offering with the issuance of 548 common shares at a purchase price of $684.56 per share and prefunded warrants to purchase 8,866 common shares at a price of $684.00 per share for gross proceeds of $5,000,000. The prefunded warrants are immediately exercisable for $0.56 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. All of the pre-funded warrants have been exercised in accordance with their terms.

(v)	On May 17, 2024, pursuant to the securities purchase agreement entered with DRNK Beverage Corp. on the same day, the Company announced the 1st closing of registered direct offering with the issuance of 442 common shares at a purchase price of $579.94 per share and prefunded warrants to purchase 3,867 common shares at a price of $579.38 per share for gross proceeds of $2,500,000. The prefunded warrants are immediately exercisable for $0.56 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. All of the pre-funded warrants have been exercised in accordance with their terms.

(vi)	On May 20, 2024, pursuant to the securities purchase agreement entered with DRNK Beverage Corp. on May 17, 2024, the Company announced the 2nd closing of registered direct offering with the issuance of 442 common shares at a purchase price of $579.94 per share, and prefunded warrants to purchase 2,143 common shares at a price of $579.38 per share for gross proceeds of $1,500,000. The prefunded warrants are immediately exercisable for $0.56 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. All of the pre-funded warrants have been exercised in accordance with their terms.

(vii)	On October 3, 2024, pursuant to an underwriting agreement entered with Univest as the underwriter on October 2, 2024, the Company announced closing of underwritten public offering with the issuance of 1,841 common shares at a purchase price of $140.625 per share, and prefunded warrants to purchase 8,825 common shares at a price of $140.611 per share for gross proceeds of $1,500,000. The prefunded warrants are immediately exercisable for $0.014 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. All of the pre-funded warrants have been exercised in accordance with their terms.

Short Term Loan

During the year ended December 31, 2024, Akanda Group received additional loans of $110,236 for its capital as well as working capital needs, of which $44,954 was advances from related parties. No new short term loans were received during the year ended December 31, 2025 or in 2026 through the date of this Annual Report on Form 20-F.

Disclosure of Contractual Arrangements

On December 31, 2025, Akanda Group was committed to minimum lease payments as follows:

	Less than	1 – 5	Over
Contractual Obligation	One Year	Years	5 Years
Office lease	$144,000	$—	$—
Tower leases	69,739	239,495	33,944
	$213,739	$239,495	$33,944

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

Subsequent to the year ended December 31, 2025, the Company:

i.	Implemented a Reverse Stock Split:

a.	On January 12, 2026, the Company implemented a 1-for-5 Reverse Stock Split on its ordinary shares. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole number. All share and per share data in these consolidated financial statements have been retroactively restated to reflect the effect of the reverse stock split.

b.	On April 13, 2026, the Company implemented a 1-for-4.5 Reverse Stock Split on its ordinary shares. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole number. All share and per share data in these consolidated financial statements have been retroactively restated to reflect the effect of the reverse stock split.

ii.	Issued the following shares:

a.	On January 14, 2026, pursuant to the conversion of September Note, the Company issued 26,217 common shares at conversion price of $15.26 for an aggregate principal amount of $399,957.

b.	On January 16, 2026, pursuant to the conversion of September Note, the Company issued 26,217 common shares at conversion price of $15.26 for an aggregate principal amount of $399,957.

c.	On January 22, 2026, pursuant to the final conversion of September Note, the Company issued 41,208 common shares at conversion price of $15.26 for an aggregate principal amount of $628,642.

iii.	Closed a $7,000,000 Convertible Note Offering:

On January 21, 2026, the Company entered into a Securities Purchase Agreement dated January 20, 2026 (the “January Purchase Agreement”) with certain institutional investors (the “January Investors”) to issue and sell to each of the January Investors a convertible promissory note (each, individually, a “January Note” and collectively, the “January Notes”), for aggregate gross proceeds to the Company of $7.0 million (the “Purchase Price”), before deducting fees to the Placement Agent (as defined below) and other expenses payable by the Company in connection with the offering (the “January Offering”). The closing of the January Offering occurred on January 21, 2026.

The Company used the net proceeds from the sale of the January Notes for (i) marketing purposes of approximately $2.3 million, (ii) working capital and general corporate purposes of approximately $2.6 million and (iii) the repayment of certain indebtedness of up to $2.1 million.

The maturity date of each January Note is the 12-month anniversary of the issuance date of such January Note, and is the date upon which the principal amount, as well as any other fees, shall be due and payable. The January Notes bear interest at a rate of 10% per annum.

Each January Investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest if any (including any costs, fees, and charges) into the Company’s Common Shares, at a conversion price (the “Conversion Price”) equal to the lower of (i) $5.715 per share (the “Initial Conversion Price”), (ii) 85% of the VWAP (as defined in the January Notes) of the Common Shares during the five consecutive Trading Day (as defined in the January Notes) period ending and including the Trading Day immediately preceding the delivery of the Conversion Notice (as defined in the January Notes); or (iii) 85% of the Closing Sale Price (as defined in the January Notes) on the Trading Day prior to the Conversion Notice being submitted; provided, however, that in no event shall the Conversion Price equal a price per share that is less than $1.125. As of the filing date of this Annual report on Form 20-F, none of the January Note has been converted and it continues to accrue interest on the total principal amount.

In addition, the Company paid the placement agent $70,000 in cash fees in relation to the January Offering at the closing.

C.	Research and Development, Patents and Licenses

Not applicable.

D.	Trend Information

Because we ceased our European operations and should still be considered in the startup phase, we are unable to identify any recent trends in revenue or expenses. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Annual Report on Form 20-F to not be indicative of future operating results or financial condition.

E.	Material Accounting Policies and Estimates

Please refer to Note 3 of Akanda Group’s audited consolidated financial statements included in Item 18 of this Annual Report on Form 20-F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of June 8, 2026.

Name	Age	Position
Katharyn Field	42	Interim Chief Executive Officer and Executive Director
Gurcharn Deol	56	Chief Financial Officer
Christopher Cooper	55	Director, and President of First Towers
Jatinder Dhaliwal(1)	35	Director
David Jenkins(1)	43	Director
Usama Chaudhry(1)	34	Director
Francisco Juarez	47	VP and Chief Operating Officer of First Towers
Edgar Contreras	52	Country Manager of First Towers

(1)	Independent Director.

Biographical Information

The following is a summary of certain biographical information concerning our executive officers and directors.

Katharyn Field has served as our Executive Director since July 2022 and Interim Chief Executive Officer since February 2023. Ms. Field is also currently CEO and Chairman of Halo, a position she has held since June 2022. Ms. Field is currently a director of LogProstyle and since February 2025 has been President of iSpecimen Inc., which are both publicly traded companies. She is also CFO of Zequor, Inc., a private AI infrastructure company, since September 2025. From February 2020 to June 2022, Ms. Field served as the president of Halo Collective Inc., a cannabis company, and from April 2019 through February 2020, she served as its Chief Strategy Officer. Ms. Field’s resume includes positions at the Brookings Institution, from October 2005 to May 2009 and Bain & Company from September 2011 to March 2013. In 2014, she entered the cannabis industry and led the procurement, build out, and sale of one of five original vertically integrated companies with state licenses in Florida. Subsequently, Ms. Field operated a strategy consulting practice focused on cannabis and also worked at MariMed from May 2018 to January 2019 as Executive Vice President of Corporate Development. Ms. Field also completed an internship in the public liaison’s office of The White House during the George W. Bush administration. Ms. Field holds an MBA from Columbia Business School and a BA with honors from Stanford University.

Gurcharn Deol has served as our Chief Financial Officer since December 4, 2023. Mr. Deol is a multi-industry executive with over 35 years of public company management experience. Mr. Deol is currently a director of Green Battery Metals Corp, Trilogy AI Corp and Bayridge Resources Corp., which are all public companies trading on the Canadian Stock Exchanges. Mr. Deol’s recent experiences include being a director or in management of numerous Canadian private and public companies including CEO of Bayridge Resources Inc., a director of Trilogy AI Corp (new name for Ambari Brands Inc.), Green Battery Minerals Inc., Argyle Resources Corp and Neotech Metals Inc. He has been involved in initial IPOs being established which required taking private companies in Canada through the regulatory process of going public. Mr. Deol holds a B.A., M.A., PhD in Physiological and Counseling Psychology.

Christopher Cooper has served as one of our directors since April 2024. Mr. Cooper has over 20 years of business experience in all facets of corporate development, senior management, finance and operations, in both the private and public sectors. His experience includes spearheading growth strategies, financial reporting, quarterly and annual budgets, overseeing corporate administration, while achieving company objectives and maintaining internal cost controls. Mr. Cooper’s current primary occupation is a business consultant, and he serves as the president of Number 2 Capital Corp. He is also a co-founder and director of First Towers and was its Chief Executive Officer until the First Towers Transaction. Mr. Cooper has been serving as a director and CEO of Reparo Energy Partners Corp. since 2003, a director and CFO of Sweet Earth Holdings Corp since 2020, and an officer of Navco Pharmaceuticals Inc. since 2023. He has been the interim CEO of Shuttle Pharmaceuticals Holdings Inc. (Nasdaq: SHPH) since March 2025 and became its Co-CEO in May 2026. Mr. Cooper presently serves as a director of the following publicly traded companies: Planet Ventures Inc., Coloured Ties Capital, Manning Ventures Inc., Xcite Resources Inc., Atco Mining Inc., Starlo Ventures Ltd., American Salars Lithium Inc., and Goldhaven Resources Corp. He has previously been a director of Bullion Gold Resources Corp., StartMonday Technology Corp., Anthem United Inc., Aroway Energy Inc., Edge Resources Inc., Fusion Gold Ltd., Harry Manufacturing Inc., Inform Resources Corp., Leocor Ventures Inc., Magnitude Mining Ltd., Valens Groworks Corp., Level 14 Ventures Ltd., New Leaf Ventures Inc., Savannah Minerals Corp., Global Helium Corp., and Spod Lithium Corp. Mr. Cooper was also a director of Counterpath Corporation (Nasdaq: CPAH) from 2005 to 2021, a Nasdaq listed company which was acquired by Alianza, Inc. in March 2021 for USD$25.6 million. Mr. Cooper was a director of Alpha Lithium Corporation from 2018 to 2023, which was acquired by Tecpetrol in October 2023 for approximately CAD$313 million. Mr. Cooper received his Bachelor of Business Administration from Hofstra University and his Master’s in Business Administration from Dowling College in New York.

Jatinder Dhaliwal has served as one of our directors and as a member of our Audit Committee, our Compensation Committee and our Nominating and Corporate Governance Committee since July 2022. Mr. Dhaliwal is a registered pharmacist and has significant capital markets experience, having served as CEO and director of multiple publicly traded cannabis companies. Mr. Dhaliwal is currently a director and Chief Executive and Financial Officer at Binovi Technologies Corp., a position that he has held since January 2022; a director at LQR House Inc., a position that he has held since August 2023; a director at Virpax Pharmaceutical Inc, a position that he has held since July 2024; was a director and Chief Executive at Kiaro Holdings Corp., a position that he held from August 2022 to May 2023; was a director at Makara Mining Corp., a position that he held from August 2021 to March 2022; a director and CEO at Global Health Clinics Ltd., a position that he has held since March 2019; a director and CEO at EGF Theramed Health Corp., a position that he held from January 2022 to August 2022; a director at Ravenquest Biomed Inc, a position that he has held since November 2019; and a director at Intact Gold Corp., a position that he held from November 2019 to June 2020. Mr. Dhaliwal holds a Bachelor of Pharmacy from the University of British Columbia and a Bachelor of Science in Biology from the University of Victoria.

David Jenkins has served as one of our directors and as a member of our Audit Committee and our Compensation Committee since February 2023. Mr. Jenkins is currently a director at Binovi Technologies Corp., a position that he has held since December 2021; a director at Kiaro Holdings Corp. (TSXV: KO), a position that he has held since August 2022 and intern CEO and CFO of Kiaro since June 2023; a director at Levitee Labs, a position that he has held since January 2022; a director at Pontus Protein Ltd. (TSXV: HULK), a position that he has held since March 2022; a director at Boundary Gold & Copper Mining Ltd., a position that he has held since July 2020; a director at Montego Resources Inc., a position that he has held since January 2020; and a director at Quantum Battery Metals Corp., a position that he has held since January 2020.

Usama Chaudhry has served as one of our directors since 2025. He is a seasoned executive with a broad expertise in corporate management, currently serving on several public company boards. He is the principal of Chaudhry U Consulting Inc., since 2016, and he has been the CFO and a director of Peakbirch Logic since June 2019, of EGF Theramed Health Corp. (OTCPink: EVAHF) since February 2020 and of Global Health Clinics Ltd. (OTCPink: LRSNF) since January 2020. He was the CFO of Virpax Pharmaceuticals, Inc. (OTCPink:VRPX) from November 2024 to April 2025. He is also a director of Binovi Technologies Corp. (OTC Expert Market: BNVIF) and Vantex Resources Ltd. (OTCPink: VANTF). His specialty areas encompass corporate development, investor relations, financial reporting, and corporate governance. He excels at aligning strategic objectives with rigorous cost control measures to enhance organizational performance. Mr. Chaudhry earned his Bachelor of Commerce degree, majoring in accounting, from the University of Northern British Columbia.

Francisco Juarez is a co-founder of First Towers and its Chief Operating Officer and a director since 2018. He is also a director and founder of IGS Corp. since 2008. He brings over 15 years of experience creating business models for companies to become the best business partner for their clientele.

Edgar Contreras has 30 years of experience as a corporate lawyer, specializing in the telecommunication industry since 2002. He is regarded as an expert in negotiating the purchase of strategic telecommunication sites, money flow, and income. Mr. Contreras has worked with leading companies, such as American Tower and Nokia, on operational matters and serves as operations director for Mexico’s APWireless, a leader in the world for the purchase of money flow on telecommunication sites. His extensive experience has included the construction of more than 1,000 BTS sites in Mexico and over 5,000 negotiations rentals of telecommunication siting locations. Mr. Contreras previously owned and operated Nextel de Mexico, which accomplished 100 property leases to install telecommunications infrastructure in only 3 months. Mr. Contreras previously managed First Towers’ fiber optic business prior to becoming its National Manager.

B.	Compensation

Compensation of our Executive Officers and Directors

The following table sets forth information concerning the compensation of our executive officers and members of our Board of Directors for the fiscal years ended December 31, 2025 and 2024.

	Year	Salary ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings	All other compensation ($)	Total ($)
Katharyn Field	2025	96,000	—	—	—	—	—	96,000
(Interim CEO and Executive Director)	2024	96,000	—	—	—	—	—	96,000
Jatinder Dhaliwal	2025	96,000	—	—	—	—	—	96,000
(Director)	2024	96,000	—	—	—	—	—	96,000
David Jenkins	2025	96,000	—	—	—	—	—	96,000
(Director)	2024	96,000	—	—	—	—	—	96,000
Christopher Cooper	2025	196,000	—	—	—	—	—	196,000
(Director and President of First Towers)	2024	20,000	—	—	—	—	—	20,000
Usama Chaudhry	2025	69,333	—	—	—	—	—	69,333
(Director)	2024	—	—	—	—	—	—	—
Gurcharn Deol	2025	27,053	—	—	—	—	—	27,053
(Chief Financial Officer)	2024	27,594	—	—	—	—	—	27,594
Francisco Juarez	2025	19,329	—	—	—	—	—	19,329
(VP and Chief Operating Officer of First Towers)	2024	—	—	—	—	—	—	—
Edgar Contreras	2025	34,909	—	—	—	—	—	34,909
(Country Manager of First Towers)	2024	—	—	—	—	—	—	—
Total	2025	634,624	—	—	—	—	—	634,624
	2024	335,594	—	—	—	—	—	335,594

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

Executive Employment Agreements, Arrangements or Plans

There are currently no executive employment agreements entered into and currently in place between the Company or any subsidiary of the Company, and its executive officers. All payments of compensation to the executive officers of the Company are based on Board approval and not as a result of any employment agreement.

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

Please refer to Note 17 of Akanda Group’s audited financial statements included in Item 18 of this Annual Report on Form 20-F for a discussion of Restricted Share Units issued in Fiscal 2025.

On March 22, 2024, the shareholders of the Company approved the 2024 Equity Incentive Plan (the “2024 Plan”, together with the 2021 Plan, the “Stock Option Plan”) whereby it may grant options for the purchase of Common Shares, or Restricted Share Units, to any director, consultant, employee or officer of the Company or its subsidiaries. The aggregate number of shares that may be issuable pursuant to options granted under the 2024 Plan will not exceed 30% of the issued Common Shares of the Company. The options are non-transferable and non-assignable and may be granted for a term not exceeding 10 years. The exercise price of the options will be determined by our Board of Directors at the time of grant but may not be less than the closing price of such shares on Nasdaq on the trading date immediately preceding the date of grant, subject to all applicable regulatory requirements.

C.	Board Practices

Introduction

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors is composed of five directors. When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to effectively satisfy its oversight responsibilities in light of our business and structure, the Board of Directors focuses primarily on each person’s background and experience as reflected in the information discussed in the directors’ respective biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Election of Directors

Each of our officers holds office until his or her successor is appointed. Directors are elected to serve until the close of the next annual meeting of shareholders or until their successors have been elected or appointed.

We do not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. The Board of Directors, with the help of its nominating and corporate governance committee, will assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

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

●

Nasdaq Listing Rule 5605(d)(2)(A) requires, among other things, that the Company’s compensation committee include at least two members, each of whom is an independent director as defined under Nasdaq Listing Rule 5605(a)(2). Our compensation committee is comprised of two directors, and each member of the compensation committee meets the independence requirements of Nasdaq Listing Rule 5605(a)(2).

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

Committees of the Board

Audit Committee

Jatinder Dhaliwal, David Jenkins and Usama Chaudhry currently serve as the members of our audit committee. Our board of directors has determined that each of them meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. David Jenkins serves as the chairman of the audit committee.

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

Compensation Committee

Jatinder Dhaliwal and David Jenkins currently serve as the members of our compensation committee. Our board of directors has determined that each of Jatinder Dhaliwal and David Jenkins meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. Jatinder Dhaliwal serves as the chairman of the compensation committee.

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

Nominating Committee

Jatinder Dhaliwal currently serves as the Chairman and sole member of our nominating and corporate governance committee. Our board of directors has determined that Jatinder Dhaliwal meets the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

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

Conflicts of Interest

There are potential conflicts of interest to which the directors, officers, and insiders of our Company will be subject in connection with the operations of our company. Some of the directors, officers and insiders are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the business of our Company. Accordingly, situations may arise where the directors, officers and insiders will be in direct competition with our Company. The directors and officers of our Company have a fiduciary obligation to act in the best interests of our company, avoid conflicts of interest and to disclose to all other board members any relevant information about potential conflicts. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to our company may result in a breach of their obligations to the other companies, and in certain circumstances this could expose our Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of our Company. Such conflicting legal obligations may expose our company to liability to others and impair our ability to achieve our business objectives. Conflicts, if any, will be subject to the procedures and remedies as provided under the Code of Ethics and Related Party Transaction Policy and applicable securities laws, regulations and policies. For additional information, please see Item 7.B. – Related Party Transactions.

Terms of Office

Each of our officers holds office until his or her successor is appointed. Directors are elected to serve until the close of the next annual meeting of shareholders or until their successors have been elected or appointed.

Director Independence

We use the definition of “independence” under applicable Nasdaq Listing Rules to make determinations regarding director independence. Under such definitions, the Company’s Board of Directors has affirmatively determined that each of Jatinder Dhaliwal, Usama Chaudhry and David Jenkins is independent.

Shareholder Communications

We do not have a formal policy regarding shareholder communications with our Board of Directors. A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to our Chief Financial Officer, at c/o Gowling WLG (Canada) LLP, 100 King St. W, Suite 1600, Toronto, ON M5X 1G5, Canada.

D.	Employees

As a result of the discontinuance of our Canmart operations and our transition to cultivating cannabis products at our British Columbia facilities, Akanda ceased having any full time employees and had a total of 2 part-time executives, since it had not yet begun cultivation operations at its British Columbia location. In August 2025, we increased our full-time employee headcount with the assumption of six employees from First Towers. As of June 8, 2026, we had two part-time executives and six full-time employees. None of our employees are represented by labor unions or subject to collective bargaining agreements.

E.	Share Ownership

See Item 6.B. – “Compensation” and Item 7 – “Major Shareholders and Related Party Transactions.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Share Ownership

The following table sets forth information about the beneficial ownership of our Common Shares as of June 8, 2026 by:

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

Percentages of beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) are based on approximately 540,841 Common Shares outstanding as of June 8, 2026.

Common Shares which may be acquired upon conversion of convertible securities or exercise of stock options or warrants which are currently exercisable or convertible or which become exercisable or convertible within 60 days after the date indicated in the table are deemed beneficially owned by the holder thereof.

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o Akanda, c/o Gowling WLG (Canada) LLP, 100 King St. W, Suite 1600, Toronto, ON M5X 1G5, Canada.

	Percentage of Common Shares Beneficially Owned(1)
Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage
Executive Officers and Directors:
Katharyn Field	—	—
Gurcharn Deol	—	—
Christopher Cooper(2)	23,974	6.49%
Jatinder Dhaliwal	—	—
David Jenkins	—	—
Usama Chaudhry	—	—
Francisco Juarez(3)	15,670	4.24%
Edgar Contreras(4)	3,688	1.00%

All executive officers and directors as a group (6 persons)(2)(3)(4)	43,334	11.73%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any Common Shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days. Includes an aggregate of 212,265 Class B Special Shares issued to the former holders of First Towers, which convert into our common shares on a one-for-one basis pursuant to the terms thereof.

(2)	Includes (a) options to purchase 2,237 of our common shares, and (b) 19,853 common shares underlying our Class B Special Shares Mr. Cooper, Mr. Cooper’s spouse and an entity owned by him are entitled to, as a result of the acquisition of First Towers, of which they were shareholders.

(3)	Includes (a) options to purchase 2,237 of our common shares, and (b) 12,269 common shares underlying our Class B Special Shares Mr. Juarez is entitled to, as a result of the acquisition of First Towers, of which he was a shareholder.

(4)	Includes (a) options to purchase 2,237 of our common shares, and (b) 1,325 common shares underlying our Class B Special Shares Mr. Contreras is entitled to, as a result of the acquisition of First Towers, of which he was a shareholder.

For additional information about our principal shareholders, please see Item 7.B. – Related Party Transactions.

B.	Related Party Transactions

First Towers Transaction

Chris Cooper, a member of our Board of Directors, was the co-founder, CEO and a director of First Towers. Mr. Cooper recused himself from all Board matters of Akanda relating to First Towers and the First Towers Transaction. As a result of the First Towers Transaction, Mr. Cooper and his affiliates received the same proportionate consideration as all other shareholders of First Towers. As a result of the closing of the First Towers Transaction, he, his spouse and an affiliate received an aggregate of 1,882 Class A Special Shares that convert into our common shares on a one-for-one basis, and are to receive subject to shareholder approval, an aggregate of 19,853 Class B Special Shares that convert into our common shares on a one-for-one basis. Mr. Cooper also had certain stock options he owned in First Towers convert into 2,237 stock options of the Company. Mr. Cooper remains a member of our Board of Directors, and further is the president and a director of our First Towers subsidiary.

On November 21, 2024, the Company entered into a Bridge Loan Agreement with First Towers, pursuant to which the Company agreed to loan to First Towers $350,000. Interest of the prime rate (as defined in the Loan Agreement) plus 2% will accrue and be calculated daily on the principal amount of the Loan on the basis of the actual number of days the Loan is outstanding in a year of 365 or 366 days, as applicable, and will be compounded and payable monthly in arrears on the first business day of each month. During the year ended December 31, 2024, the Company recorded an accrued interest receivable of $2,953. As at December 31, 2024, the loan receivable balance including interest was $352,953. Through May 2025, First Towers has borrowed an aggregate of $423,000 under such facility. This loan was terminated in consolidation as of the closing of the First Towers Transaction on August 21, 2025.

Transactions with Key Management Personnel

The Company has identified its Board of Directors, Chief Executive Officer (“CEO”), and its Chief Financial Officer (“CFO”) as its key management personnel who have the authority and responsibility for planning, directing and controlling the Company’s main activities.

For the fiscal year ended December 31,	2025
Key Management Remuneration	$679,005
Stock-based compensation	—
$679,005

The Key Management remuneration is included in Professional and Consulting fees and Personnel Expenses in the Statement of Operations.

As of December 31, 2025, the Company has balances payable to related parties of $640,546 (2024 — $302,232) as below:

a.	Included within accounts payable and accrued liabilities at December 31, 2025 is remuneration payable to key management totaling $640,546 (2024 — $244,933), which includes amounts owing to the following current and former directors and officers of the Company:

●	current directors and officers:

i.	$32,000 owing to J Dhaliwal (2024 — $8,000);

ii.	$2,298 owing to G Deol (2024 — $2,192);

iii.	$8,000 owing to K Field (2024 — $72,000);

iv.	$259,435 owing to D Jenkins (2024 — $160,241);

v.	$192,175 owing to C Cooper (2024 — $2,500);

vi.	$69,333 owing to U Chaudhry (2024 — $nil);

vii.	$17,555 owing to E Contreras (2024 — $nil);

viii.	$18,382 owing to F Juarez (2024 — $nil); and

ix.	$41,368 owing to D Gordon (2024 — $nil).

b.	The former director and officer of RPK, Kiranjit Sidhu is also the owner of Catalyst Capital LLC (“Catalyst”).

i.	On November 14, 2022, the Company received a loan of £25,000 ($30,224) from Catalyst. The loan is unsecured and bears interest of £200 per week. The loan has matured on January 31, 2023 and is due on demand. Any unpaid amount is charged with late fees of £200 for each week the payment is late. During the year ended December 31, 2024, the Company paid this loan in full as part of the debt settlement entered in April 2024.

ii.	On January 17, 2023, the Company received an additional loan of €45,000 ($48,666) from Catalyst. The loan is unsecured and bears interest of 0.75% per day, compounding daily. The loan has matured on February 1, 2023 and is due on demand. Any unpaid amount is charged with late fees of 1% compounding interest for each day the payment is late. During the year ended December 31, 2023, the lender has willingly forgone any interest arising from this loan. During the year ended December 31, 2024, the Company paid this loan in full as part of the debt settlement entered in April 2024.

iii.	On February 5, 2023, the Company entered into another independent contractor agreement with Mr. Sidhu, pursuant to which, he agreed to provide services regarding the business operations, business development, legal and strategic matters to the Company for $650,000. The payment for the services was partially settled by the issuance of 28 RSUs converted to 28 Common Shares in May 2023 and 24 RSUs converted to 24 Common Shares in July 2023. As of December 31, 2023, the balance of the payable was $350,395, and was recorded under due to related parties’ account. During the year ended December 31, 2024, the Company paid this payable in full as part of the debt settlement entered in April 2024.

iv.	On April 4, 2024, the Company entered into debt settlement agreement with Mr. Sidhu to settle up all amounts owing of $487,295, which includes outstanding loans and other consulting payables. Pursuant to the agreement, Mr. Sidhu agreed to accept $136,757 in full settlement of the outstanding debt. On April 10, 2024, the Company paid the agreed amounts and recognized a gain on debt settlement of $353,159 in the consolidated statements of loss and comprehensive loss.

c.	The Company has the following loans outstanding to 1248787 B.C. Ltd. (“1248787”), a company controlled by Jatinder Dhaliwal, a director of the Akanda:

i.	On August 18, 2023, the Company received a loan of C$24,000 ($17,714) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. During the year ended December 31, 2025, the Company recorded interest expense of $1,076 (2024 — $3,157) and paid the loan in full.

ii.	On September 27, 2023, the Company received a loan of C$3,000 ($2,219) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. During the year ended December 31, 2025, the Company recorded interest expense of $134 (2024 — $395) and paid the loan in full.

iii.	On October 13, 2023, the Company received a loan of C$40,000 ($29,258) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. During the year ended December 31, 2025, the Company recorded interest expense of $1,793 (2024 — $5,259) and paid the loan in full.

d.	The Company has the following loans transactions with Halo, a company controlled by Katharyn Field, the executive director and interim CEO of Akanda:

Unsecured debenture

On January 26, 2023, the Company issued a promissory note to Halo for a principal amount of $328,000. The note bears an interest rate of 7% per annum and matured on June 25, 2023. During the year ended December 31, 2023, the Company entered into a note conversion agreement and settled this loan through the issuance of 103 common shares.

During the year ended December 31, 2023, the Company received additional loans from Halo in the aggregate principal amount of $1,192,953. These loans are unsecured and bears the same interest rate of 7% per annum and have no specific terms of repayment.

During the year ended December 31, 2024, the Company received additional loans from Halo in the aggregate principal amount of $44,954. These loans are unsecured and bears the same interest rate of 7% per annum and have no specific terms of repayment. The Company recorded interest expense of $39,170 from these loans and also made a full repayment during the year ended December 31, 2024.

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

As of December 31, 2025, the Company has balances receivable from related parties of $nil (2024 — $368,172) as below:

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

During the year ended December 31, 2025, the Company paid an additional amount of $220,030 (CAD307,437) of fees for services rendered by certain legal firms to Halo. These amounts, accounted as loans, are non-interest bearing, unsecured and have no specific terms of repayment. During the year ended December 31, 2025, the Company determined that the full loan receivable balance are no longer collectible from Halo and recognized a write-off of $235,686.

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

Pursuant to the Bridge Loan Agreement, the Company shall also advance to First Towers a $1,000,000 loan on the same terms as the existing Loan Agreement. As of December 31, 2025, the Company lent out a total of $423,000. As at December 31, 2025, the loan receivable balance including interest was terminated in consolidation as of the closing of the First Towers Transaction on August 19, 2025.

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

See Notes 27 of our Audited Financial Statements for the year ended December 31, 2025 for a description of other claims by and against the Company.

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

On May 20, 2026, we received a notification of non-compliance from the Listing Qualifications Department of Nasdaq, notifying us that we are not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) as a result of our failure to file our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 with the SEC by the required due date. We expect that we will again be in compliance with Nasdaq upon the filing of this Annual Report on Form 20-F.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed and traded on The Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

General

The Company’s Articles of Incorporation, as amended by Articles of Amendment dated as of August 30, 2021, and as further amended by Articles of Amendment dated as of March 8, 2023, as of May 23, 2024, as of August 25, 2025, as of January 12, 2026, and as of April 13, 2026 (the “Articles”), provide that our authorized capital consists of an unlimited number of Common Shares, an unlimited number of Class A Special Shares, an unlimited number of Class B Special Shares, and an unlimited number of preferred shares (the “Preferred Shares”), issuable in series.

As of June 8, 2026, the Company has approximately 540,841 Common Shares issued and outstanding and 244,814 Class B Special Shares issued and outstanding, and no Preferred Shares issued and outstanding.

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

Class A Special Shares

On August 29, 2025, shareholders of the Company approved an amendment to the Company’s Articles to create a new class of special common shares without nominal or par value, designated as Class A Special Shares.

The holders of the Class A Special Shares shall be entitled to one vote for each Class A Special Shares held at all meetings of shareholders of the Corporation and shall vote as a single class with the Common Shares and the Class A Special Shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series, provided that the holders of Class A Special Shares may not cast a vote in respect of a resolution intended to allow the Corporation to issue Class B Special Shares pursuant to the transactions contemplated in the SEA in accordance with applicable Nasdaq Listing Rules.

Subject to the prior rights of any other class ranking senior to the Class B Special Shares and equal in rank to the Common Shares and Class B Special Shares, Common Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, such non-cumulative dividends as the directors may from time to time declare.

In the event of any Liquidation Distribution, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares and equal in rank to the Common Shares and Class B Special Shares, the holders of the Class A Special Shares shall be entitled to receive all remaining property and assets of the Corporation.

As of June 8, 2026, all of the Class A Special Shares have converted into Common Shares.

The Class B Special Shares

On August 29, 2025, shareholders of the Company approved an amendment of the Articles to create a new class of special common shares without nominal or par value, designated as Class B Special Shares; provided that no Class B Special Shares may be issued until Akanda’s shareholders (other than the holders of the Class A Special Shares) and the Nasdaq Stock Market have approved the transactions contemplated pursuant to the SEA.

The holders of the Class B Special Shares shall be entitled to one vote for each Class B Special Share held at all meetings of shareholders of the Corporation and shall vote as a single class with the Common Shares and the Class A Special Shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series.

Subject to the prior rights of any other class ranking senior to the Common Shares and equal in rank to the Class A Special Shares and Class B Special Shares, Common Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, such non-cumulative dividends as the directors may from time to time declare.

In the event of any Liquidation Distribution, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares and equal in rank to the Class A Special Shares and Common Shares, the holders of the Class B Special Shares shall be entitled to receive all remaining property and assets of the Corporation.

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

Listing

Our Common Shares are listed on The Nasdaq Capital Market under the symbol “AKAN”.

On May 20, 2026, we received a notification of non-compliance from the Listing Qualifications Department of Nasdaq, notifying us that we are not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) as a result of our failure to file our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 with the SEC by the required due date. We expect that we will again be in compliance with Nasdaq upon the filing of this Annual Report on Form 20-F.

There is no established trading market for the Company’s Class B Special Shares expected to be issued by the Company, all of which (subject to certain limited exceptions) vote with, or will vote with upon issuance, the Common Shares. We do not intend to list the Class B Special Shares on Nasdaq or any other national securities exchange or any other nationally recognized trading system.

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

Material Canadian Federal Income Tax Considerations

In the opinion of Gowling WLG (Canada) LLP, Canadian counsel to the Company, the following summary describes the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to the acquisition, holding and disposition of the Common Shares by a holder who acquires, as beneficial owner, our Common Shares and who, for purposes of the Tax Act and at all relevant times, holds the Common Shares as capital property, deals at arm’s length with the Company and is not affiliated with the Company (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided the Holder does not acquire or hold the Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

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

Taxation of Capital Gains and Capital Losses

Generally, two-thirds of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year and two-thirds of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

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

Except as otherwise noted, this summary assumes that the Company (nor any of its subsidiaries) is not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. A non-U.S. entity’s possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company (or any of its subsidiaries) were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders for that year and subsequent years.

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

U.S. Holders

Taxation of Distributions to U.S. Holders

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution of cash or other property (other than certain distributions of the Company’s shares or rights to acquire the Company’s shares) paid on the Company’s Common Shares to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s tax basis in its Common Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Common Shares (the treatment of which is described under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares to U.S. Holders” below). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions, if issued, will generally be reported to U.S. Holders as dividends.

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

Passive Foreign Investment Company Rules

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

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Common Shares in the Company and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above in respect to its Common Shares. Instead, in general, the U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of Common Shares at the end of its taxable year over its adjusted basis in its Common Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also generally will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its Common Shares over the fair market value of its Common Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Common Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Common Shares will be treated as ordinary income.

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

Reporting Obligations for Certain Owners of Foreign Financial Assets

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to the Company. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of United States federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include the Common Shares if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of United States federal income taxes may be extended in the event of a failure to comply. Potential investors are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in our Common Shares.

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

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a beneficial owner of the Company’s Common Shares that is for United States federal income tax purposes not a U.S. Holder, as defined above.

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

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares to Non-U.S. Holders

A Non-U.S. Holder of our Common Shares will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition of our Common Shares of Common Shares, unless: such gain is effectively connected with the conduct by the holder of a U.S. trade or business; or in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or the Non-U.S. Holder is deemed to be a U.S. taxpayer by the IRS.

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

The documents concerning our company which are referred to in this document may also be inspected at our office located at c/o Gowling WLG (Canada) LLP, 100 King St. W, Suite 1600, Toronto, ON M5X 1G5, Canada.

I.	Subsidiary information

We currently have the following significant subsidiaries:

●	Cannahealth Limited

●	Holigen Holdings Limited

●	Bophelo Holdings Limited

●	Bophelo Bio Science and Wellness (Pty) Limited*

●	1371011 BC Limited

●	1468243 BC Limited

●	First Towers & Fibers Corporation

●	Canadian Towers & Fiber Optics S.A. de C.V.

●	Canadian Towers S.A. de C.V.

*	Bophelo Bio Science and Wellness (Pty) Ltd. is in the process of being liquidated.

J.	Annual report to security holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

Foreign exchange risk

Foreign exchange risk: is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company has not entered into any foreign exchange hedging contracts. The Company is exposed to currency risk from the British Pound (“GBP”), the European Union Euro (“EUR”), Canadian dollar (“CAD”) and Mexican Dollar (“MXN”) through the following foreign currency denominated financial assets and liabilities:

As at (expressed in GBP)	December 31, 2025	December 31, 2024
Financial assets
Cash	£100	£16,558
Trade and other receivables	354	293,055
Loan receivable	—	469,233
	£454	£778,846
Financial liabilities
Trade and other payables	£2,126	£820,809
	£2,126	£820,809

As at (expressed in EUR)	December 31, 2025	December 31, 2024
Financial assets
Cash	€11,304	€12,504
Trade and other receivables	3,076	3,076
	€14,380	€15,580
Financial liabilities
Trade and other payables	€5,263	€838
Loans and borrowings	124,890	124,890
	€130,153	€125,728

As at (expressed in CAD)	December 31, 2025	December 31, 2024
Financial assets
Cash and cash held in trust	$287,503	$5,473,500
Loans receivable	—	515,197
	$287,503	$5,988,697
Financial liabilities
Trade and other payables	$4,137,013	$2,809,356
Due to related party	882,165	425,962
Lease liabilities	191,706	—
Loans and borrowings	1,177,564	315,557
Convertible promissory notes	1,446,893	—
Secured promissory notes	10,465,530	—
Secured convertible debenture	5,681,053	—
	$23,981,924	$3,550,875

As at (expressed in MXN)	December 31, 2025	December 31, 2024
Financial assets
Cash	$5,028,415	$—
Trade and other receivables	24,199,567	—
Due from related parties	68,814	—
	$29,296,796	$—
Financial liabilities
Trade and other payables	$5,425,846	$—
Lease liabilities	4,609,418	—
	$10,035,264	$—

Based on the above net exposures as at December 31, 2025, assuming that all other variables remain constant, a 5% appreciation or deterioration of the USD against the GBP would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $nil (2024 — $2,000), EUR — $5,000 (2024 — $5,000), CAD — $864,000 (2024 — $85,000) and MXN — $54,000 (2024 — $nil).

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

At December 31, 2025, the Company was subject to a concentration of credit risk related to its accounts receivable as 100% (2024 — 74% from two customers) of the balance of amounts owing is from three customers. The Company did not record any bad debt expense during the years ended December 31, 2025 and 2024. As at December 31, 2025, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2025, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective, because of a material weakness in our internal control over financial reporting, as discussed below, as well as an inability to timely conclude our audit for the 2025 fiscal year.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on our assessment, management concluded that as of December 31, 2025, our company’s internal control over financial reporting was not effective based on present company activity. In the course of making our assessment, we identified a material weakness in our internal control over financial reporting. The material weakness consisted of inadequate staffing and supervision within the bookkeeping and accounting operations of our company. The relatively small number of staff who have bookkeeping and accounting functions prevents us from segregating duties within our internal control system. The inadequate segregation of duties is a weakness which could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Jatinder Dhaliwal, David Jenkins and Usama Chaudhry are each members of our board of directors and serve on our audit committee. Our board of directors has determined that each of them meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We engaged GreenGrowth CPAs as our independent registered public accounting firm. Set forth below is a summary of the fees paid to GreenGrowth CPAs for services provided in fiscal year 2025 and 2024.

Accountant Fees and Services

Period	2025	2024
Audit Fees	$143,500	$88,875
Audit Related Fees	8,500	37,450
Tax Fees	—	—
All Other Fees	—	—
	$152,000	$126,325

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We submitted such a written statement to NASDAQ. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Corporate Governance” for a summary of such differences.

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

Our interim CEO is responsible for assessing and managing cybersecurity risks, through her general oversight of our company and its IT service provider that manages our IT, but she does not have specific cybersecurity expertise. The Company does not have a specific Information Technology Policy that would, among other things, govern and provide for cybersecurity policies and processes, including to define safety measures to protect the Company’s confidentiality, integrity and availability of data and other intellectual property, or to define the manner in which information is stored, saved and routed in the Company’s network, as a result of the transition of the Company’s business focus and lack of material day to day operations at this time. The Board and management believe cybersecurity represents an important component of the Company’s overall approach to risk management and oversight, especially as the Company moves towards commercialization of its planned cannabis products and potentially the business of First Towers and Fiber Corp.

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

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Akanda Corp. (the “Company”), as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ GreenGrowthCPAs

We have served as the Company’s auditor since 2023

June 9, 2026

Los Angeles, California

PCAOB ID Number 6580

Akanda Corp.

Consolidated Statements of Financial Position

(Expressed in United States Dollars)

As at		December 31,	December 31,
	Note	2025	2024
ASSETS
Current
Cash		$503,562	$3,838,650
Cash held in trust		574	3,216
Trade and other receivables	7	1,399,977	370,537
Prepayments	8	1,698,022	391,649
Loans receivable	13,18	—	451,529
Total Current Assets		3,602,135	5,055,581

Non-Current
Property, plant and equipment	10	2,365,831	2,339,182
Intangible assets and goodwill	12	—	15,827
Loan receivable	13	—	503,493
Right-of-use assets	11	227,589	—
Total Non-Current Assets		2,593,420	2,858,502

Total Assets		$6,195,555	$7,914,083

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current
Trade and other payables		$3,309,037	$2,982,499
Lease liability	14	187,442	—
Loans and borrowings	4,15,16	1,006,920	352,814
Convertible promissory notes	16	1,055,420	—
Due to related parties	18	640,546	302,232
Total Current Liabilities		6,199,365	3,637,545

Non-Current
Lease liability	14	208,679	—
Secured promissory notes	4	7,633,966	—
Secured convertible debenture	4	4,143,982	—
Total Non-Current Liabilities		11,986,627	—

Total Liabilities		18,185,992	3,637,545

Shareholders’ Equity (Deficit)
Common shares	17	73,555,097	63,319,398
Class A special shares	4,17	597,836	—
Class B special shares	4,17	20,455,241	—
Other reserves		3,370	24,423
Accumulated deficit		(103,091,953)	(57,459,061)
Accumulated other comprehensive loss		(2,304,665)	(1,608,222)
Non-controlling interest	20	(1,205,363)	—
Total Shareholders’ Equity (Deficit)		(11,990,437)	4,276,538
Total Liabilities and Shareholders’ Equity (Deficit)		$6,195,555	$7,914,083

Subsequent Events (Note 29)

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

		Years ended
		December 31,
	Note	2025		2024

Sales	25		$258,075	$—
Cost of sales			414,098	—
Gross Profit (Loss)			(156,023)	—

Operating expenses
Depreciation and amortization	10,11		433,693	137,271
Consulting and professional fees	18		1,463,786	2,377,926
Personnel expenses	18		624,710	495,699
General and administrative expenses	26		2,305,195	1,019,287
Total operating expenses			4,827,384	4,030,183

Operating loss			(4,983,407)	(4,030,183)

Other income (expenses):
Finance income			—	2,953
Finance expense	4,14,15,18		(925,092)	(81,083)
Foreign exchange gain (loss), net			273,606	(132,842)
Transaction costs	16		(350,000)	—
Change in fair value of financial liabilities measured at FVTPL	4,16		1,750,820	—
Gain (loss) on debt settlement	4,17		1,914,956	(219,719)
Other income			—	74,455
Gain on sale of subsidiary	5		—	198,780
Write-off of AP, net			—	475,816
Write-off of holdback payable	4		—	400,000
Write-off of loan receivable	13		(235,686)	—
Impairment loss	10, 11, 12		(44,812,112)	—
			(42,383,508)	718,360

Net loss from continuing operations			(47,366,915)	(3,311,823)

Gain (loss) from discontinued operation	5,6		507,604	(784,206)

Net loss			$(46,859,311)	$(4,096,029)
Translation adjustment			(175,651)	(101,188)
Comprehensive loss			$(47,034,962)	$(4,197,217)

Net loss attributable to:		$
Shareholders of the Company			(45,653,948)	$(4,096,029)
Non-controlling interest			(1,205,363)	—
			$(46,859,311)	$(4,096,029)
Net comprehensive loss attributable to:
Shareholders of the Company			$(46,242,254)	$(4,197,217)
Non-controlling interest			(792,708)	—
			$(47,034,962)	$(4,197,217)

Loss per share from continuing operations – basic and diluted	17		$(669.58)	$(223.48)
Loss per share – basic and diluted	17		$(662.22)	$(276.40)
Weighted average common shares outstanding	17		68,941	14,819

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars)

	Note	Common Shares	Class A Special Shares	Class B Special Shares	Other Reserves	Secured Convertible Debt - Equity Component	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non- controlling interest	Total
Balance, December 31, 2023		$51,020,121	$—	$—	$21,053	$—	$(53,363,032)	$(1,507,034)	$—	$(3,828,892)

Issuance of shares from private placement	17	1,396,702	—	—	11,531,486	—	—	—	—	12,928,188
Issuance of shares upon exercise of prefunded warrants	17	11,528,116	—	—	(11,528,116)	—	—	—	—	—
Cancelled shares	17	(1,445,188)	—	—	—	—	—	—	—	(1,445,188)
Share issuance costs	17	(728,056)	—	—	—	—	—	—	—	(728,056)
Fair value of RSUs redeemed at $577.97 per share	17	1,547,703	—	—	—	—	—	—	—	1,547,703
Net loss		—	—	—	—	—	(4,096,029)	—	—	(4,096,029)
Translation adjustment		—	—	—	—	—	—	(101,188)	—	(101,188)
Balance, December 31, 2024		63,319,398	—	—	24,423	—	(57,459,061)	(1,608,222)	—	4,276,538

Issuance of shares from private placement	17	320,000	—	—	—	—	—	—	—	320,000
Issuance of special shares pursuant to the acquisition of First Towers	4,17	—	597,836	19,700,885	—	—	—	—	—	20,298,721
Issuance of special shares pursuant to a debt settlement	4,17	—	—	754,356	—	—	—	—	—	754,356
Issuance of shares upon conversion of promissory note	16,17	10,737,400	—	—	—	—	—	—	—	10,737,400
Fair value adjustment on the converted promissory note		(777,627)	—	—	—		—	—	—	(777,627)
Share issuance costs	17	(44,071)	—	—	—	—	—	—	—	(44,071)
Impact of loss of control of Canmart	6	(3)	—	—	(21,053)	—	21,056	(520,792)	—	(520,792)
Net loss		—	—	—	—	—	(45,653,948)	—	(1,205,363)	(46,859,311)
Translation adjustment		—	—	—	—	—	—	(175,651)	—	(175,651)
Balance, December 31, 2025		$73,555,097	$597,836	$20,455,241	$3,370	$720,381	$(103,091,953)	$(2,304,665)	$(1,205,363)	$(11,990,437)

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

		Years ended December 31,
	Note	2025	2024
Cash flows from operating activities:
Net loss from continuing operations		$(47,366,915)	$(3,311,823)
Net gain (loss) from discontinued operations	6	507,604	(784,206)
Net loss for the year		(46,859,311)	(4,096,029)
Adjustments for non-cash items:
Gain on loss of control of Canmart, net of cash surrendered and foreign currency translation adjustment	6	(12,999)	—
Depreciation and amortization	10,11	433,693	137,271
Depreciation and amortization from discontinued operations	10	926	265,284
Interest expenses and accretion		925,092	81,083
Interest expenses from discontinued operations	15	—	143,229
Interest income from Bridge loans	13	—	(6,446)
Fair value of RSUs granted and exercised	17	—	1,547,703
Gain on settlement on debt	4,17	(1,914,956)	(27,554)
Gain on sale of subsidiary	5	—	(198,780)
Write-off of AP, net		—	(475,816)
Write-off of holdback payable	4	—	(400,000)
Write-off of loan receivable	13	235,686	—
Foreign exchange gain, net		(273,606)	—
Impairment loss	10,11,12	44,812,112	—
Change in fair value of financial liabilities at FVTPL	4,16	(1,750,820)	—
Working capital adjustments (net of amounts acquired/disposed):
Trade and other receivables		68,459	(254,676)
Prepayments		(1,344,237)	(285,588)
Inventory		—	366,215
Trade and other payables		(1,209,862)	(733,363)
Due to related parties		160,775	(42,898)
Cash flows used in operating activities		(6,729,048)	(3,980,365)

Cash flows from investing activities:
Additions to property, plant and equipment	10	(1,234,056)	(2,098,138)
Cash surrendered on sale of RPK	5	—	(105,175)
Net cash proceeds from sale of subsidiary	5	—	1,553,750
Loan repayment (receivable)	13	347	(16,602)
Cash lent for Bridge loan	13	—	(350,000)
Cash surrendered on loss of control of Canmart	6	(174)	—
Acquisition of First Towers, net of cash acquired and unpaid note consideration	4	(6,218,004)	—
Cash flows used in investing activities		(7,451,887)	(1,016,165)

Cash flows from financing activities:
Proceeds from private placement, net of costs	17	275,929	10,754,944
Proceeds from issuance of convertible promissory notes	16	12,000,000	—
Advances from (to) related parties	18	(220,030)	44,954
Repayment of advances from related parties		(62,596)	(1,470,826)
Loans received		—	65,282
Loans repaid		(201,206)	(104,920)
Lease payments	14	(113,782)	(300,000)
Cash flows provided by financing activities		11,678,315	8,989,434

Net increase (decrease) in cash and cash equivalents		(2,502,620)	3,992,904
Effects of exchange rate changes on cash and cash equivalents		(835,110)	(244,913)
Cash and cash equivalents at the beginning of the year		3,841,866	93,875
Cash and cash equivalents at the end of the year		$504,136	$3,841,866

The accompanying notes are an integral part of these consolidated financial statements.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Nature of Operations and Going Concern

Akanda Corp. (the “Company”) is domiciled in Canada and was incorporated on July 16, 2021. The Company’s registered office is 77 King Street West, Suite 400, Toronto-Dominion Centre, Toronto Canada, Ontario, M5K 0A1. The Company, through its subsidiaries. operates as a cannabis cultivation, manufacturing, and distribution company. The Company is also in the business of leasing fiber optic networks and telecommunication towers, through its subsidiary First Towers which is based in Mexico.

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

Prior to the liquidation event on May 30, 2025 described below, the Company, through its subsidiary Canmart Ltd. (“Canmart”), is also in the business of sales and distribution of cannabis-based products for medical use, which is based in the United Kingdom (“UK”). During the first quarter of 2025, the Company evaluated the current state of Canmart and has determined to discontinue and cease it UK operation. The Company filed for creditor’s voluntary liquidation and had the winding up commenced on May 30, 2025 (note 6). At December 31, 2025, the Company no longer controlled Canmart and derecognized all assets and liabilities at their book values on May 30, 2025 and wrote down all balances to $nil. The Company accounted for the operating results of Canmart which was a net loss of $26,013 as a discontinued operation during the year ended December 31, 2025 and has reclassified the operating results of Canmart as a discontinued operation for the year ended December 31, 2024.

On August 19, 2025, the Company acquired 100% of the common shares of First Tower and Fibre Corp. (“First Towers” or “FTFC”) together with its subsidiaries, Canadian Towers & Fiber Optics S.A. de C.V. (“CTFO Mexico”) and Canadian Towers S.A. de C.V. (“CT Mexico”) from the shareholders of First Tower (note 4).

The Company’s consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net cash outflow of $6,729,048 from operating activities for the year ended December 31, 2025. As of December 31, 2025, the Company had working capital deficit of $2,597,230 and has accumulated losses of $103,091,953. The continuing operations of the Company are dependent upon its ability to raise further cash funding by way of issuing debt and/or equity, as well as its ability to generate cash profits from its investments in First Towers in the near future.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Nature of Operations and Going Concern (continued)

The Company is an early-stage company and is primarily dependent on externally provided financing and revenue generated by its subsidiary to continue as a going concern. Additional funds will be required to enable the Company to pursue such an initiative and the Company may be unable to obtain such financing on satisfactory terms. Furthermore, there is no assurance that the Company will be profitable. Management intends to finance operating costs over the next twelve months with its cash on hand, equity and debt financing, and/or additional cash that will be generated from operations. The Company does not at this stage have any firm plans or commitments regarding further financing.

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

The Company and its subsidiaries are measured using the currency of the primary economic environment in which each subsidiary operates - the functional currency. The Euro is the functional currency of the Company’s former RPK business, Holigen and Cannahealth, Great British Pounds is the functional currency of the Company’s former Canmart business, Mexican Peso is the functional currency of CTFO Mexico and CT Mexico and Canadian Dollars is the functional currency of First Towers, 1371011 and Akanda while the United States Dollars is its reporting currency.

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

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses during the year. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to consolidated financial statements for the year ended December 31, 2025:

●	Note 3(d): Estimates of the fair value of the Company’s compound financial instruments

●	Note 3(e): Estimates of variable consideration receivable from revenue from contracts with customers

●	Note 3(g): Estimates of the net realizable value of the Company’s inventories

●	Note 3(h): Estimates of the fair value of the Company’s biological assets

●	Note 3(i): Measurement and useful lives of the Company’s property, plant and equipment

●	Note 3(j): Measurement and useful lives of the Company’s intangible assets

●	Note 3(l): Estimates and assessment of the income tax assets/liabilities

●	Note 3(m): Estimates of the Company’s incremental borrowing rate used in the valuation of its leases

●	Note 3(o): Estimates of the Company’s acquisition

3.	Material Accounting Policies

(a)	Basis of consolidation

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

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(a)	Basis of consolidation (continued)

The subsidiaries of the Company are as follows:

	Country of Incorporation	Holding	Functional Currency
Cannahealth Ltd. (“Cannahealth”)	Malta	100%	EUR
Bophelo Holdings Ltd. (“Bophelo H”)	United Kingdom	100%	GBP
Bophelo Bio Science and Wellness (Pty) Ltd. (“Bophelo”)	Lesotho	100%	LSL
Canmart Ltd. (“Canmart”)**	United Kingdom	100%	GBP
Holigen Holdings Limited (“Holigen”)	Portugal	100%	EUR
RPK Biopharma Unipessoal Lda. (“RPK”)*	Portugal	0%	EUR
1371011 BC Ltd. (“1371011”)	Canada	100%	CAD
1468243 BC Ltd. (“1468243”)	Canada	100%	CAD
First Towers & Fibers Corp. (“First Towers”)	Canada	100%	CAD
Canadian Towers & Fiber Optics S.A. de C.V. (“CTFO Mexico”)	Mexico	96%	MXN
Canadian Towers S.A. de C.V. (“CT Mexico”)	Mexico	0% (structured entity) [1]	MXN

*	RPK was sold during the year ended December 31, 2024
**	Canmart was liquidated on May 30, 2025

Non-controlling interests

Non-controlling interests are classified as a separate component of equity. On initial recognition, non-controlling interests are measured at their proportionate share of the acquisition date fair value of identifiable net assets of the related subsidiary acquired by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance.

[1]	Pursuant to the acquisition of First Towers, the Company consolidated CT Mexico over which it holds no direct or indirect ownership interest as at acquisition date, as originally accounted under First Towers. As the Company acquired First Towers, the Company had determined that it exercises control over CT Mexico in accordance with IFRS 10 – Consolidated Financial Statements, as it:

–	has the power to direct the relevant activities of CT Mexico through contractual arrangements and operational control;

–	is exposed to variable returns through its funding, management, and operational activities with the entity; and

–	has the ability to use its power over CT Mexico to affect those returns.

Accordingly, CT Mexico has been fully consolidated in these financial statements. The Company has determined that CT Mexico qualifies as a structured entity under IFRS 12 due to the nature of its design and purpose. CT Mexico is structured in such a way that voting or similar rights are not the dominant factor in determining control.

The Company does not provide financial support to CT Mexico beyond existing contractual obligations, and there are no explicit arrangements that would require the Company to do so in the future.

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

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(c)	Financial instruments (continued)

(i)	Financial assets (continued)

Financial assets measured at amortized cost

A non-derivative financial asset is measured at amortized cost when both of the following conditions are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Such assets are recognized initially at fair value plus any directly attributable transaction costs and measured at amortized cost using the effective interest method subsequent to initial recognition, loans and receivables are measured at amortized cost. Financial assets measured at amortized cost are comprised of cash, trade and other receivables, loans receivable and due from related party.

Impairment of financial assets at amortized cost

The Company recognized a loss allowance for expected credit losses (“ECL”) on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime ECL if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset’s credit risk has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the 12-month ECL.

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

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or when they expire. The Company has the following non-derivative financial liabilities which are classified as financial liabilities measured at amortized cost: trade and other payables, due to related parties, and loans and borrowings.

(d)	Compound financial instruments

The Company may issue financial instruments that contain both liability and equity components. When the initial proceeds from such instruments are received, the liability component is recognized at the fair value of a similar liability that does not have an equity conversion option. The residual amount is allocated to the equity component and recorded in equity as a conversion feature reserve. Transaction costs are allocated proportionately to the liability and equity components. The liability is subsequently measured at amortized cost using the effective interest method.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(d)	Compound financial instruments (continued)

The allocation between liability and equity components is based on estimated fair values using discounted cash flows or option pricing models. Changes in assumptions may significantly affect the relative allocation and subsequent accounting treatment.

(e)	Revenue from contracts with customers

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

The Company has the following revenue streams:

1)	Sale of cannabis-based products for medicinal use

This revenue stream is assessed as one performance obligation. Revenue from cannabis based medicinal product sales is recognized once the performance obligation has been satisfied, which would be upon the customer taking the delivery of the product. The transaction price for each product and service will be determined based on the respective invoice.

Pursuant to the cessation of Canmart in May 2025, no revenues have been recognized from this stream. As of December 31, 2025, the Company has not yet cultivated any product on its farm land property. The Company is currently operating under its hemp cultivation license and continuously working on its full cultivation license for cannabis cultivation.

2)	Lease and construction of telecommunications infrastructure, including towers and fiber networks

Leasing Revenue

Revenue from the lease of tower and fiber assets is recognized on a straight-line basis over the lease term, in accordance with IFRS 16. Lease agreements are classified as operating leases, typically ranging from five to thirteen years, and generally include fixed payments without significant variable components.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(e)	Revenue from contracts with customers (continued)

Construction and Services Revenue

Revenue from infrastructure construction and related services is recognized over time as performance obligations are satisfied, based on input methods such as costs incurred relative to total expected costs. These are typically fixed-price contracts governed by IFRS 15.

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

Some of the Company’s revenue is derived from fixed price service contracts that may extend beyond one reporting period. Management must use estimates to determine the percentage of work completed and revenue to recognize at the financial reporting period end date. For the year ended December 31, 2025, all revenue is derived from leasing arrangements. No revenue was earned from contracts containing variable consideration or significant financing components.

(f)	Cash and cash equivalents

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried and classified at amortized cost. The Company did not hold any cash equivalents as of December 31, 2025 and 2024.

(g)	Inventories

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

(h)	Biological assets

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

Biological assets and produce held by the Company is planned to be used in four possible ways:

●	Sale to the export market;

●	Sale to the local market;

●	Repurposed for use in research and development; and

●	Written off for being obsolete.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(i)	Property, plant and equipment

(i)	Recognition and measurement

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

The Company has a majority of its property, plant and equipment in Mexico, held by its subsidiary First Towers, of which the depreciation is calculated using the straight-line method at the following annual rates:

●	Fiber Optic Network	10%

●	Telecom Towers	10%

●	Machinery and Equipment	10%

●	Other equipment	30%

Construction in progress represents capitalized costs related to the construction of telecommunications towers and fiber optic infrastructure that are not yet available for use. These amounts are transferred to the appropriate asset category when construction is complete and the asset is ready for its intended use, at which point depreciation commences. Construction in progress is not depreciated.

(j)	Intangible assets

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

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(j)	Intangible assets (continued)

The Company had cannabis distribution licenses in the United Kingdom held by its subsidiary, Canmart which have been assessed as having an indefinite useful life. As such, these licenses were not amortized but their recoverable amounts are tested annually for impairment. Pursuant to the cessation of Canmart in May 2025, the license was derecognized and recorded as a loss on the consolidated statement of loss and comprehensive loss. The indefinite intangible assets are recorded at cost less impairment losses, if any. The Company capitalizes the initial license application cost as the cost of intangible assets while the annual license renewal fees are expensed in the year during which they occur.

(k)	Impairment of non-financial assets

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

(l)	Income taxes

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

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(l)	Income taxes (continued)

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)	Leases

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

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(n)	Loss per share

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

(o)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued. The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

(p)	Business combinations

Acquisitions of a business are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value. This is calculated as the sum of the acquisition date fair values of the assets transferred by the Company and liabilities incurred by the Company to the former owners of the acquiree in exchange for control of the acquiree. Acquisition related costs are recognized in profit and loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized in profit or loss as a bargain purchase gain.

Judgment is required to determine if the Company’s acquisitions represent a business combination or an asset acquisition. For acquisitions accounted as business combination, goodwill was recognized on the transactions and acquisition costs were expensed. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets acquired and liabilities incurred or assumed. For acquisitions representing asset acquisition, no goodwill was recognized on the transactions and acquisition costs were capitalized to the assets purchased. An allocation of the purchase price to the individual identifiable assets acquired, including intangible assets, and liabilities assumed based on their fair values at the date of purchase was required. The fair values of the net assets acquired was calculated using significant estimates and judgments. If estimates or judgments differed, this could result in a materially different allocation of net assets on the consolidated statement of financial position.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Material Accounting Policies (continued)

(q)	Accounting standards issued and adopted

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies

The amendments require that an entity discloses its material accounting policy information, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The adoption of this amendment did not have a significant impact to the Company’s consolidated financial statements.

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

Acquisition of RPK

On April 29, 2022, the Company, through its wholly owned subsidiary, Cannahealth, acquired 100% of the Ordinary Shares of Holigen and its wholly-owned operating subsidiary, RPK from the Flowr Corporation (“Flowr”). Consideration for the acquisition consisted of a payment of $3,000,000 in cash and 33 common shares of the Company’s share capital. Of the total cash purchase price, $2,600,000 has been paid and $400,000 as holdback payable. The holdback payable represents funds withheld until resolution of a potential liability between the vendor and a service provider, of which the Company expects resolution within the next twelve (12) months.

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

Acquisition of First Towers

On August 22, 2025, the Company consummated the Business Combination pursuant to the Share Exchange Agreement ( “SEA”), as amended on August 19, 2025, with First Towers & Fibers Corp. (“First Towers”), a corporation existing under the laws of the Province of British Columbia. Pursuant to SEA, all of the common shares of First Towers have been acquired by the Company and in exchange, the Company will issue Class A Special Shares and Class B Special Shares and cash payable over time and evidenced by a promissory note. As a result of the closing, which was effective on August 21, 2025 but dated as of August 19, 2025, First Towers became a wholly owned subsidiary of the Company together with its subsidiaries, CT Mexico and CTFO Mexico.

Consideration Shares

The Company did not issue any of its common shares as of the closing, as originally contemplated by the SEA. On August 29, 2025, the Company held a Special Meeting of Shareholders and approved the creation of new classes of securities, including Class A Special Shares convertible into Company common shares on a one for one basis and Class B Special Shares convertible into Company common shares on a one for one basis. After the Special Meeting and the approval of the new classes of securities, the Company issued post-consolidated 6,441 Class A Special Shares in accordance with the terms of the SEA, as amended. On November 28, 2025, the Company held a second Special Meeting of shareholders and approved the issuance of an aggregate of post-consolidated 212,265 Class B Special Shares issuable to the former First Towers shareholders pursuant to the terms of the SEA, as amended (note 17).

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Business Combination (continued)

Acquisition of First Towers (continued)

Consideration Note

In connection with the closing, the Company entered into a promissory note with a First Towers Shareholder (the “Consideration Note”), in lieu of the Company issuing Class A Special Shares and Class B Special Shares as consideration to such shareholder. The Consideration Note is in the principal amount of $14,133,966. It has a maturity date of August 19, 2027 and has an interest rate of 16% per annum payable quarterly. In addition, the Company paid to the holder of the Consideration Note a commitment fee of $424,019, recorded as interest expense in the consolidated statements of loss and comprehensive loss. The Consideration Note is secured by all of the assets of the Company pursuant to a General Security Agreement dated as of August 19, 2025.

During the year ended December 31, 2025, the Company made a partial repayment of $6,500,000 and recorded an interest expense of $448,417 (2024 — $nil) related to this loan. As of the December 31, 2025, the Consideration Note balance including interest was $8,082,383 (2024 — $nil). The Consideration Note balance is presented separately in the consolidated statements of financial position of which the remaining principal of $7,633,966 was accounted under non-current secured promissory note and the interest payable of $448,417 was recorded under loans and borrowings.

First Towers owns and operates 700+kms 5G dark fiber network in central Mexico, where some of the strongest industrial and fastest growing state economies in Mexico are located, with multinational telecommunications giant Telefonica as anchor under a 20-year leasing contract.

The purchase of First Towers has been accounted for by the acquisition method, with the results of First Towers included in the Company’s results of operation from the date of acquisition. For accounting purposes, the acquisition of First Towers was determined as being a business combination in accordance with IFRS 3, with the Company identified as the accounting acquirer and First Towers as the acquiree. The fair value of the total consideration has been allocated as below:

Class A Special Shares (6,441 special shares*)	$597,836
Class B Special Shares (212,265 special shares*)	19,700,885
Cash (via Promissory Note)	14,133,966
Total Consideration Paid	$34,432,687

Cash	$281,996
Trade and other receivables (note 7)	1,163,221
Prepayments	7,420
Property, plant and equipment, net (note 10)	4,123,220
Right-of-use assets (note 11)	181,206
Goodwill (note 12)	39,572,129
Accounts payable and accrued liabilities	(1,402,638)
Due to related parties	(225,900)
Lease liabilities (note 14)	(189,096)
Loans and borrowings (note 15)	(171,247)
Due to/from Akanda	(8,907,624)
Net Assets Acquired	$34,432,687

*	The fair value of 218,706 special shares issued was determined to be $92.81 per special share using the market price at acquisition date.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Business Combination (continued)

Acquisition of First Towers (continued)

During the year ended December 31, 2025, the Company recorded a goodwill of $39,572,129, representing the fair value of net liabilities acquired of $5,139,442 and the fair value of consideration of $34,432,687. The fair value of the net asset acquired was determined by an independent valuer using the discounted cash flow method of valuation.

From the date of acquisition, the operations of First Towers contributed a net loss of $564,023 primarily due to the fact that First Towers was substantially in early revenue stage. If the acquisition had taken place on January 1, 2025, the operations of First Towers would have contributed net gain of $3,263,489 for the year ended December 31, 2025.

During the year ended December 31, 2025, the acquired business contributed $258,075 in revenue and a net loss of $564,023 to the Company’s consolidated results.

The Company performed its annual test for goodwill as at December 31, 2025. The Company did so by comparing the sum of the carrying value of the CGU of First Towers and the carrying value of goodwill against the fair value of First Towers’ business. Based on the impairment test, the carrying value for both goodwill and CGU far exceeded the fair value of First Towers’ business. As a result, goodwill was fully impaired as at December 31, 2025 and an impairment loss of $39,572,129 was recorded in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2025 (note 12).

Assumption of First Towers Indebtedness

In connection with the First Towers Transaction and the Closing, the Company entered into a Debt Settlement Agreement (the “PGC DSA”) and a Convertible Promissory Note (the “PGC Note”) with PGC Finco Inc. (“PGC”), and a Debt Settlement Agreement (the “Dunstan DSA”) and a Convertible Promissory Note (the “Dunstan Note”) with Dunstan Holdings Ltd. (“Dunstan”).

In satisfaction of all indebtedness of First Towers to PGC, the Company assumed indebtedness of First Towers in the aggregate principal amount of $4,153,078 which is evidenced by the PGC Note and the aggregate interest payable capitalize into a new loan of $2,068,633 which is evidenced by the PGC DSA. The Company agreed to pay PGC, in settlement of PGC DSA, a cash payment of $500,000 and issue to PGC, upon shareholder approval therefore, 24,762 Class B Special Shares.

In satisfaction of all indebtedness of First Towers to Dunstan, the Company assumed indebtedness of First Towers in the aggregate principal amount of $756,917 which is evidenced by the Dunstan Note and the aggregate interest payable capitalize into a new loan of $602,325 which is evidenced by the Dunstan DSA. The Company agreed to issue to Dunstan, upon shareholder approval therefore, 7,787 Class B Special Shares in settlement of Dunstan DSA.

Each of the PGC Note and the Dunstan Note (collectively, the “Notes”) has a maturity date of August 19, 2031, has an interest rate of 8-1/2% per annum payable semiannually in arrears, and are secured by all of the assets of the Company. Each Note may be converted from time to time by either the Company or the holder of the Note, into common shares of the Company. As a result of the shareholders’ approval on November 28, 2025, the Company may issue up to 1,213,333 common shares, from time to time in accordance with the terms, which is the maximum number of shares issuable upon the conversion of $4,909,995 of principal, plus interest, under the 6-year convertible promissory notes. The conversion price shall be a price per share equal to the greater of (a) $6.12 and (b) a 10% discount to the seven-trading day VWAP immediately prior to receipt of the conversion notice.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Business Combination (continued)

Acquisition of First Towers (continued)

Assumption of First Towers Indebtedness (continued)

The convertible debenture was determined to be a hybrid financial instrument with a liability and an embedded derivative liability. The Company has elected the option in IFRS 9 to recognize the convertible debenture as one financial instrument at FVTPL. At the time of issuance, the Company determined the principal amount of $4,909,995 as the fair value. During the year ended December 31, 2025, the Company assessed that the fair value of the convertible debenture had decreased and recognized a $766,013 gain on change in fair value of financial liabilities measured at FVTPL in the consolidated statements of loss and comprehensive loss.

During the year ended December 31, 2025, the Company paid $500,000 in cash and issued 32,549 Class B Special Shares with a fair value of $754,356 for the settlement of PGC DSA and Dunstan DSA (note 17). As a result of the issuance, the Company recognized a gain on debt settlement of $1,893,196 in the consolidated statements of loss and comprehensive loss. As of December 31, 2025, the outstanding balance of the Notes was $4,143,982.

5.	Sale of RPK

During the year ended December 31, 2024, the Company commenced plans to sell its subsidiary - RPK, and on March 24, 2024, pursuant to the signed definitive Share Purchase Agreement and Escrow Agreement with Somai in February 2024, the Company completed the transaction with Somai for the sale of its RPK.

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

The Company recognized a gain on sale of subsidiary of $198,780 in the consolidated statements of loss and comprehensive loss. The gain on sale was computed as follows:

Cash received	$2,000,000
Finder’s fee – transaction cost	(446,250)
Consideration received, net	$1,553,750

Cash	$105,175
Accounts receivable (note 7)	158,812
Inventory (note 9)	895,715
Prepayments	33,762
Property, plant and equipment, net (note 10)	1,769,221
Intangible licenses (note 12)	3,783,117
Accounts payable	(2,016,744)
Bank loans (note 15)	(3,374,088)
Net assets sold	$1,354,970

Gain on sale of subsidiary	$198,780

The Company accounted for the operating results of RPK which was a net loss of $827,620 as a discontinued operation during the year ended December 31, 2024 and has reclassified the operating results of RPK as a discontinued operation for the year ended December 31, 2023.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

6.	Loss of Control of Canmart Ltd.

During the first quarter of 2025, the Company evaluated the current state of Canmart and has determined to discontinue and cease it UK operation. The Company came to this decision after receiving notification from Canmart’s directors that they intend to resign and thought out the difficulty in finding qualified replacements, among other things. The Company then filed for creditor’s voluntary liquidation and had the winding up commenced on May 30, 2025.

As at December 31, 2025, the Company no longer controlled Canmart and derecognized all assets and liabilities at their book values on May 30, 2025 and wrote down all balances to $nil. During the year ended December 31, 2025, the Company recorded a gain on loss of control of Canmart of $533,617. The Company accounted for the operating results of Canmart as a discontinued operation during the year ended December 31, 2025 and has reclassified the operating results of Canmart as a discontinued operation for the year ended December 31, 2024. Set out below is the financial performance and cash flow information for the years ended December 31, 2025 and 2024 related to the discontinued operation:

Years ended December 31,	2025	2024
Net Revenue	$—	$208,382
Operating expenses	(31,794)	(560,681)
Other income (expenses)	5,781	395,713
	(26,013)	43,414
Gain on loss of control of subsidiary	533,617	—
Gain on discontinued operations	$507,604	$43,414

Exchange differences on translation of discontinued operations	$(794,635)	$1,099,986
Other comprehensive income from discontinued operations	$(794,635)	$1,099,986

Cash flows provided by (used in) operating activities	$(21,509)	$49,803
Cash flows provided by (used in) investing activities	174	(3,189)
Cash flows provided by (used in) financing activities	—	(50,472)
Effects of exchange rate changes on cash and cash equivalents	705	(956)
Net change in cash provided by (used in) by the subsidiary	$(20,630)	$(4,814)

Carrying amount of net liabilities immediately prior to loss of control of subsidiary	$(12,825)
Reclassification of foreign currency translation reserve	(520,792)
Gain on loss of control of subsidiary	$(533,617)

As at May 30, 2025, the carrying amounts of assets and liabilities of Canmart were as follows:

Cash	$174
Accounts receivable (note 7)	78,737
Prepayments	62,461
Loan receivables (note 13)	592,713
Property, plant and equipment, net (note 10)	3,067
Intangible licenses (note 12)	17,009
Total assets	$754,161

Trade and other payables	$766,986
Total liabilities	$766,986

Net liabilities	$(12,825)

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

7.	Trade and Other Receivables

	December 31,	December 31,
	2025	2024
Trade accounts receivable	$97,627	$356,105
Sales taxes and other taxes recoverable	1,301,319	14,432
Other receivables	1,031	—
	$1,399,977	$370,537

Trade receivables represent amounts due from customers under normal credit terms, generally 30 to 90 days. As at December 31, 2025, there were three customers (2024 — two customers) with an amount greater than 10% of the Company’s trade accounts receivable which represented 100% of the balance (2024 — 74%). The Company did not recognize any bad debt expense during the years ended December 31, 2025 and 2024.

Sales taxes and other taxes recoverable consists mainly of Mexican value-added tax and other taxes recoverable which represented 96% of the balance as of December 31, 2025.

During the year ended December 31, 2024, the Company derecognized accounts receivable with a net book value of $158,812 in connection with the sale of RPK (note 5). During the year ended December 31, 2025, the Company derecognized accounts receivable with a net book value of $78,737 in connection with the loss of control of Canmart (note 6).

8.	Prepayments

	December 31,	December 31,
	2025	2024
Advertising and promotion	$1,594,444	$231,250
Consulting fees	—	100,000
Management fees	100,000	—
Other prepayments and deposits	3,578	60,399
	$1,698,022	$391,649

Other prepayments and deposits consists of advances to suppliers for tower and fiber network construction, advance payments for insurance premiums, deposits, and or other services expected to be utilized within the next twelve months.

9.	Inventory

The Company’s inventory prior to the sale of RPK included consumer packaging inventory and dried cannabis flower finished product at RPK in Portugal. During the year ended December 31, 2024, concurrent to the sale of RPK (note 5), the Company derecognized inventory with a net book value of $895,715.

Biological assets

As at December 31, 2024, the Company no longer owns any cannabis plants.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

10.	Property, Plant and Equipment

Cost	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Fibre Optics Projects	Telecom Towers	Machinery & Sat. Equip	Construction -in-progress	Total
Balance, December 31, 2023	$1,355,337	$12,502,023	$1,538	$32,716	$48,862	$134,956	$—	$—	$—	$—	$14,075,432
Additions	1,950,000	—	141,806	—	3,776	2,556	—	—	—	—	2,098,138
Impact of sale of RPK	(909,551)	(12,148,749)	—	(28,983)	(25,610)	(126,346)	—	—	—	—	(13,239,239)
Foreign exchange movements	(180,786)	(353,274)	(6,683)	(3,733)	(15,610)	(6,227)	—	—	—	—	(566,313)
Balance, December 31, 2024	2,215,000	—	136,661	—	11,418	4,939	—	—	—	—	2,368,018
Acquisition (note 4)	—	—	—	—	3,765	6,574	534,284	2,323,038	423,505	832,054	4,123,220
Additions	150,000	—	—	—	—	—	1,076,062	7,764	230	—	1,234,056
Impact of loss of control of Canmart	—	—	(1,627)	—	(8,405)	(5,308)	—	—	—	—	(15,340)
Foreign exchange movements	109,504	—	6,660	—	498	412	(52,473)	(15,848)	(15,207)	(19,913)	13,633
Balance, December 31, 2025	$2,474,504	$—	$141,694	$—	$7,276	$6,617	$1,557,873	$2,314,954	$408,528	$812,141	$7,723,587

Accumulated depreciation	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Fibre Optics Projects	Telecom Towers	Machinery & Sat. Equip	Construction -in-progress	Total
Balance, December 31, 2023	$—	$2,723,166	$308	$21,364	$44,761	$38,570	$—	$—	$—	$—	$2,828,169
Depreciation	—	—	18,907	—	315	—	—	—	—	—	19,222
Depreciation – from discontinued operation	—	255,023	309	2,202	3,253	4,497	—	—	—	—	265,284
Impact of sale of RPK	—	(2,662,688)	—	(19,866)	(24,764)	(34,669)	—	—	—	—	(2,741,987)
Foreign exchange movements	—	(315,501)	(899)	(3,700)	(15,932)	(5,820)	—	—	—	—	(341,852)
Balance, December 31, 2024	—	—	18,625	—	7,633	2,578	—	—	—	—	28,836
Depreciation	—	—	27,804	—	1,583	115	124,721	111,445	14,320	—	279,988
Depreciation – from discontinued operation	—	—	104	—	309	513	—	—	—	—	926
Impact of loss of control of Canmart	—	—	(760)	—	(8,204)	(3,309)	—	—	—	—	(12,273)
Foreign exchange movements	—	—	1,458	—	431	181	(38,637)	(509)	(4,843)	—	(41,919)
Balance, December 31, 2025	$—	$—	$47,231	$—	$1,752	$78	$86,084	$110,936	$9,477	$—	$255,558

Impairment	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Fibre Optics Projects	Telecom Towers	Machinery & Sat. Equip	Construction- in-progress	Total
Balance, December 31, 2023	$737,994	$7,902,730	$—	$9,174	$1,135	$76,998	$—	$—	$—	$—	$8,728,031
Impact of sale of RPK	(737,994)	(7,902,730)	—	(9,174)	(1,135)	(76,998)	—	—	—	—	(8,728,031)
Balance, December 31, 2024	—	—	—	—	—	—	—	—	—	—	—
Addition	2,158,885	—	—	—	1,999	3,931	906,133	1,324,749	239,853	466,648	5,102,198
Balance, December 31, 2025	$2,158,885	$—	$—	$—	$1,999	$3,931	$906,133	$1,324,749	$239,853	$466,648	$5,102,198

Net book value	Land	Plant and equipment	Leasehold Improvements	Motor Vehicles	Computers	Furniture and fixtures	Fibre Optics Projects	Telecom Towers	Machinery & Sat. Equip	Construction -in-progress	Total
Balance, December 31, 2024	$2,215,000	$—	$118,036	$—	$3,785	$2,361	$—	$—	$—	$—	$2,339,182
Balance, December 31, 2025	$315,619	$—	$94,463	$—	$3,525	$2,608	$565,656	$879,269	$159,198	$345,493	$2,365,831

As at December 31, 2024, the Company derecognized property, plant and equipment with a net book value of $1,769,221 in connection with the sale of RPK (note 5). As at December 31, 2025, the Company derecognized property, plant and equipment with a net book value of $3,067 in connection with the loss of control of Canmart (note 6).

During the year ended December 31, 2025, the Company recognized depreciation of its property, plant and equipment of $281,229 (2024 — $284,509) of which $926 was related to the operations of Canmart and was recorded within discontinued operations.

In connection with the annual test performed for goodwill (note 12), the Company assessed that the sum of the carrying value of the CGU of First Towers (mainly PPE) and the carrying value of goodwill greatly exceeds the fair value of First Towers’ business. As a result, the excess of calculated impairment loss, after reducing goodwill, was pro-rated to PPE and ROU assets as at December 31, 2025. An impairment loss of $2,943,313 was recorded in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2025.

The Company also performed an annual test for its land property as at December 31, 2025. The Company assessed that a significant portion of the net book value of land was impaired. An impairment loss of $2,158,885 was also recorded in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2025.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

10.	Property, Plant and Equipment (continued)

1900 Ferne Road, Gabriola Island, British Columbia

On September 19, 2023, and as amended on September 22, 2023 and September 24, 2025, the Company entered into an option agreement with 1107385 B.C. Ltd (“1107385”) to purchase farming land property and related operations and licenses from 1107385. To acquire the property, the Company must pay the following:

A.	The Company will issue a non-refundable payment equal to $1,800,000 and if paid in common shares of the Company will be based on formula to calculate the per share price as set forth in the agreement. The initial payment will be broken up into following:

●	the First Option Payment, upon signing (issued 156 common shares with a fair value of $431,149) (note 16)

●	the Second Option Payment, 15 days after signing (paid $600,000)

●	the Third Option Payment, 30 days after signing (paid $600,000)

Pursuant to the amendment on September 24, 2025, the term contained in the option agreement has been extended to September 25, 2027. The Company plans during this additional two year period to develop Tetrahydrocannabinol (THC) and cannabidiol (CBD) facilities at this site. In exchange for such extension, the Company shall pay to 1107385 a total of $250,000, of which:

a.	$150,000 shall be paid upon signing was (paid in September 2025); and

b.	$100,000 shall be paid on the 12-month anniversary of the Amendment

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

On September 5, 2024, Health Canada approved a hemp license for the Company. As a result, the Company was paid an additional $750,000 to 1107385 for completing one of the milestone events on September 16, 2024. During the year ended December 31, 2024, the Company completed the initial payment and acquired the right to develop the farming property.

The Company has been working on obtaining its full cultivation license for a variety of potential products containing THC. As of December 31, 2025, the Company has not yet cultivated any product from this land.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

11.	Right-of-use Assets

On January 1, 2025, the Company entered into a lease agreement for an office space with a monthly lease payment of $12,000 over a period of two years. The right-of-use assets recognized was measured at an amount equal to the recognized lease liabilities (note 14).

Pursuant to the acquisition of First Towers (note 4), part of the net assets assumed by the Company consist primarily of ground leases for tower and fiber infrastructure sites in Mexico. As of this period, First Towers owns and deployed 24 towers and an additional 6 are under construction. These assets are depreciated on a straight-line basis over the lease term.

During the year ended December 31, 2025, subsequent to the acquisition, First Towers completed the construction of 6 lease towers, and with this First Towers now have 30 cellular towers deployed. Of the six towers, three were leased and have the following monthly lease payment and terms: MX$6,500 over a period of 10 years, MX$4,000 over a period of 10 years and MX$5,000 over a period of 5 years. The lease for the remaining three towers is still pending and have been deemed as not yet available for use during the year ended December 31, 2025. The right-of-use assets recognized was measured at an amount equal to the recognized lease liabilities (note 14).

The details of the right-of-use assets recognized as at December 31, 2025 are as follows:

	Office lease	Tower and Fiber Infrastructure	Total
Balance, December 31, 2023	$121,982	$—	$121,982
Amortization	(118,049)	—	(118,049)
Movement in exchange rates	(3,933)	—	(3,933)
Balance, December 31, 2024	—	—	—
Additions	272,274	64,530	336,804
Acquisition (note 4)	—	181,206	181,206
Amortization	(140,123)	(13,582)	(153,705)
Impairment loss	—	(137,785)	(137,785)
Movement in exchange rates	3,987	(2,918)	1,069
Balance, December 31, 2025	$136,138	$91,451	$227,589

During the year ended December 31, 2025, the Company recorded amortization on its right-of-use assets of $153,726 (2024 — $118,049).

In connection with the annual test performed for goodwill (note 12), the Company assessed that the sum of the carrying value of the CGU of First Towers and goodwill greatly exceeds the fair value of First Towers’ business. As a result, the excess of calculated impairment loss, after reducing goodwill, was pro-rated to PPE and ROU assets as at December 31, 2025. An impairment loss of $137,785 was recorded in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2025.

12.	Intangible Assets and Goodwill

Cost:	Software	Licences	Goodwill	Total
Balance, December 31, 2023	$19,554	$24,664,298	$—	$24,683,852
Impact of sale of RPK	(18,663)	(24,648,225)	—	(24,666,888)
Movement in exchange rates	(891)	(246)	—	(1,137)
Balance, December 31, 2024	—	15,827	—	15,827
Acquisition (note 4)	—	—	39,572,129	39,572,129
Impact on loss of control of Canmart	—	(17,009)	—	(17,009)
Movement in exchange rates	—	1,182	—	1,182
Balance, December 31, 2025	$—	$—	$39,572,129	$39,572,129

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

12.	Intangible Assets and Goodwill (continued)

Accumulated amortization:	Software	Licences	Goodwill	Total
Balance, December 31, 2023	$16,992	$4,929,645	$—	$4,946,637
Amortization	—	—	—	—
Impact of sale of RPK	(16,593)	(4,929,645)	—	(4,946,238)
Movement in exchange rates	(399)	—	—	(399)
Balance, December 31, 2024 and 2025	$—	$—	$—	$—

Impairment:	Software	Licences	Goodwill	Total
Balance, December 31, 2023	$2,070	$15,935,463	$—	$15,937,533
Impact of sale of RPK	(2,070)	(15,935,463)	—	(15,937,533)
Balance, December 31, 2024	—		—	—
Addition	—	—	39,572,129	39,572,129
Balance, December 31, 2025	$—	$—	$39,572,129	$39,572,129

Net book value:	Software	Licences	Goodwill	Total
Balance, December 31, 2024	$—	$15,827	$—	$15,827
Balance, December 31, 2025	$—	$—	$—	$—

During the year ended December 31, 2024, concurrent to the sale of RPK, the Company derecognized RPK’s cannabis API manufacturing and GMP license with a net book value of $3,783,117 (note 5). As of December 31, 2024, the Company’s remaining intangible asset consist of cannabis distribution license with a carrying value of $15,827.

During the year ended December 31, 2025, concurrent to the loss of control of Canmart, the Company derecognized Canmart’s cannabis distribution license with a net book value of $17,009 (note 6).

The Company performed its impairment test on goodwill and assessed that the sum of carrying value of CGU of First Towers and the carrying value of goodwill greatly exceeds the fair value of First Towers’ business. The calculated impairment loss was allocated to goodwill and other long-lived assets of First Towers — PPE (note 10) and ROU assets (note 11). Goodwill was fully impaired as at December 31, 2025 and an impairment loss of $39,572,129 was recorded in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2025.

As of December 31, 2025, the Company has nil intangible assets and goodwill.

13.	Loan Receivable

	December 31,	December 31,
	2025	2024
Loan to Cellen Life Sciences Limited (a)	$—	$503,493
Loan to an arm’s length party (b)	—	83,357
Loan to First Towers & Fiber Corp. (c)	—	352,953
Advances to Halo (d)	—	15,219
	$—	$955,022

(a)	On November 10, 2022, the Company entered into an agreement (the “Loan Restructuring Agreement”) with Cellen Life Sciences Limited and Cellen Biotech Limited (collectively referred to as “Cellen”) which entails the restructuring of the payment terms applicable to the $500,000 loan payable by Cellen to the Company pursuant to a Bridge Loan Facility Agreement previously entered into on December 2, 2021. In terms of the Loan Restructuring Agreement, Cellen shall repay the $500,000 by no later than the fourth anniversary of the Loan Restructuring Agreement, namely by November 10, 2026. The loan shall not bear interest until the 2nd anniversary (namely November 10, 2024) of the Loan Restructuring Agreement, where thereafter, it shall bear interest at a rate of 5% per annum on the principal amount of the loan ($500,000). The loan is secured over the assets of Cellen. During the year ended December 31, 2025, the Company no longer controlled Canmart and as a result, the Company derecognized all assets and liabilities at their book values on May 30, 2025. The Company wrote down this loan with a net book value of $503,493 to $nil (note 6).

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

13.	Loan Receivable (continued)

(b)	During the year ended December 31, 2023, the Company loaned an amount of $84,020 (£66,000) to an arm’s length party. This loan is non-interest bearing, unsecured and has no specific terms of repayment. During the year ended December 31, 2024, the Company loaned out an additional $633 (£500). The additional loan is non-interest bearing, unsecured and has no specific terms of repayment. During the year ended December 31, 2025, the Company received a partial repayment of $347 (£270). As of December 31, 2025, the Company no longer controlled Canmart and as a result, the Company derecognized all assets and liabilities at their book values on May 30, 2025. The Company wrote down this loan with a net book value of $89,220 to $nil (note 6.

(c)

On November 21, 2024, the Company entered into a Bridge Loan Agreement with First Towers & Fiber Corp., a corporation incorporated under the laws of the Province of British Columbia (“First Towers”) and a company controlled by a director of the Company (note 18), pursuant to which the Company loaned out $350,000 (the “Loan”) to First Towers. Interest of the prime rate (as defined in the Loan Agreement) plus 2% will accrue and be calculated daily on the principal amount of the Loan on the basis of the actual number of days the Loan is outstanding in a year of 365 or 366 days, as applicable, and will be compounded and payable monthly in arrears on the first business day of each month.

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

Pursuant to the Bridge Loan Agreement, the Company shall also advance to First Towers a $1,000,000 loan on the same terms as the existing Loan Agreement. As of December 31, 2025, the Company lent out the following loans:

i.	On January 24, 2025, the Company lent an amount of $30,000 to First Towers. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

ii.	On February 14, 2025, the Company lent an amount of $170,000 to First Towers. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

iii.	On April 2, 2025, the Company lent a total amount of $200,000 to First Towers. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

iv.	On May 1, 2025, the Company lent a total amount of $23,000 to First Towers. The loan is unsecured, bears interest of 20% per annum and payable within 12 months.

As at December 31, 2025, the loan receivable balance including interest was terminated in consolidation as of the closing of the First Towers Transaction on August 19, 2025.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

13.	Loan Receivable (continued)

(d)

During the year ended December 31, 2024, the Company paid and accrued an amount of $15,969 (CAD21,875) of fees for services rendered by certain legal firms to Halo, a company controlled by the interim CEO of the Company (note 18). The transactions were accounted by the Company as advances or loans to Halo. The loans are non-interest bearing, unsecured and has no specific terms of repayment.

During the year ended December 31, 2025, the Company paid an additional amount of $220,030 (CAD307,437) of fees for services rendered by certain legal firms to Halo. These amounts, accounted as loans, are non-interest bearing, unsecured and have no specific terms of repayment. During the year ended December 31, 2025, the Company determined that the receivable balance are no longer collectible from Halo and recognized a write-off of $235,686.

The details of the loans receivable recognized as at December 31, 2025 are as follows:

Balance, December 31, 2023	$593,232
Addition	366,602
Interest Receivable	6,446
Movement in exchange rates	(11,258)
Balance, December 31, 2024	955,022
Addition	643,030
Interest Receivable	92,638
Cash payment	(347)
Impact on loss of control of Canmart	(592,713)
Termination of loans to First Towers’ including interest, pursuant to the acquisition	(868,591)
Write-off of loans to Halo	(235,686)
Movement in exchange rates	6,647
Balance, December 31, 2025	$—

	Maturity	December 31, 2025	December 31, 2024
Current	2025	$—	$451,529
Non-current	2026	—	503,493
		$—	$955,022

14.	Lease Liability

On January 1, 2025, the Company entered into a lease agreement for an office space with a monthly lease payment of $12,000 over a period of two years. Under IFRS 16, the Company recognizes lease liabilities measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate.

Pursuant to the acquisition of First Towers (note 4), part of the net liabilities assumed by the Company consist primarily of ground leases for tower and fiber infrastructure sites in Mexico. As of the acquisition date, First Towers owns and deployed 24 towers and an additional 6 are under construction.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

14.	Lease Liability (continued)

During the year ended December 31, 2025, subsequent to the acquisition, First Towers completed the construction of 6 lease towers, and with this First Towers now have 30 cellular towers deployed. Of the six towers, three were leased and have the following monthly lease payment and terms: MX$6,500 over a period of 10 years, MX$4,000 over a period of 10 years and MX$5,000 over a period of 5 years. The lease for the remaining three towers is still pending and have been deemed as not yet available for use during the year ended December 31, 2025. All leases contain extension and termination options to provide flexibility in managing the portfolio. Under IFRS 16, the Company recognizes lease liabilities measured at the present value of the remaining lease payments, discounted using First Towers’ existing incremental borrowing rate.

The details of the lease liability recognized as at December 31, 2025 are as follows:

	Office Lease	Tower Leases	Total
Balance, December 31, 2023	$135,337	$—	$135,337
Accrued interest	4,663	—	4,663
Lease payables transferred back from AP for cash settlement	160,000	—	160,000
Cash payments	(300,000)	—	(300,000)
Movement in exchange rates	—	—	—
Balance, December 31, 2024	—	—	—
Additions	272,274	64,653	336,927
Acquisition (note 4)	—	189,096	189,096
Accrued interest	11,564	8,973	20,537
Cash payments	(96,000)	(17,782)	(113,782)
Reclass to Accounts payable	(48,000)	—	(48,000)
Movement in exchange rates	—	11,343	11,343
Balance, December 31, 2025	$139,838	$256,283	$396,121

	Maturity	Incremental borrowing rate	December 31, 2025	December 31, 2024
Current	2025	0.83% - 5.45%	$187,442	$—
Non-current	2035	0.83% - 5.45%	208,679	—
			$396,121	$—

The Company has committed to the following undiscounted minimum lease payments remaining as at December 31, 2025:

Years ended December 31:
2026	$213,739
2027	51,553
2028	51,553
2029	51,553
2030	51,553
Thereafter	67,227
$487,178

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Loans and Borrowings

(a)	Bank loans:

The loans below have been granted to Holigen Ltd. and its subsidiary in order to fund their capital and operational needs on site.

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

(b)	Other loans:

(i)	In connection with the acquisition of Holigen, the Company assumed a total loan of €124,890 from an arm’s length parties. The loans are non-interest bearing, unsecured and have no specific terms of repayment. As at December 31, 2025, the loan balance of $146,614 (2024 — $129,716) remains outstanding.

(ii)	During the year ended December 31, 2022, the Company received a loan of £25,000 ($30,224) from a former related party (note 18). The loan is unsecured and bears interest of £200 per week. The loan matured on January 31, 2023 and is due on demand. Any unpaid amount is charged with late fees of £200 for each week the payment is late.

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

During the year ended December 31, 2024, the Company recorded interest expense of $9,210 and paid these loans in full, including late fees amounting to $15,591. As at December 31, 2024, the loans balance including accrued interest was $nil.

(iii)	During the year ended December 31, 2023, the Company received loans of CAD$105,000 ($77,450) from an arm’s length parties. The loans bear interest of 18% per annum, unsecured and payable within 12 months. During the year ended December 31, 2025, the Company recorded interest expense of $4,706 (2024 — $13,808) and paid these loans in full.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Loans and Borrowings (continued)

(iv)	During the year ended December 31, 2023, the Company received loans of CAD$86,880 ($65,507) from an arm’s length parties. The loans bear interest of 7% per annum, unsecured and payable within 12 months.

During the year ended December 31, 2024, the Company received additional loans of CAD$87,133 ($65,282) from an arm’s length parties. These loans bear the same interest of 7% per annum, unsecured and payable within 12 months.

The Company recorded interest expense of $4,640 (2024 — $8,854) from these loans and made a partial repayments of $102,585 during the year ended December 31, 2025. As at December 31, 2025, the remaining loans balance including accrued interest was $38,838 (2024 — $133,083).

(v)	In connection with the acquisition of First Towers (note 4), the Company assumed a total loans of CAD$237,061 ($171,247) from an arm’s length parties. Of the loans, CAD$137,061 ($100,000) bears interest at 12% per annum - compounded monthly and not in advance, and due on demand and the remaining CAD$100,000 ($71,247) is non-interest bearing, unsecured and have no specific terms of repayment. During the year ended December 31, 2025, the Company recorded interest expense of $18,802 (2024 — $nil). As at December 31, 2025, the loans balance including accrued interest was $373,051 (2024 — $nil) remains outstanding.

16.	Convertible Promissory Notes

On September 12, 2025, the Company closed the Securities Purchase Agreement entered on September 11, 2025 with certain institutional investors (the “September Investors”), to issue and sell to each of the September Investors a convertible promissory note (each, individually, a “September Note” and collectively, the “September Notes”), for aggregate gross proceeds to the Company of $12,000,000, before deducting fees to the Placement Agent and other expenses payable by the Company in connection with the offering (the “September Offering”).

The Company intends to use the net proceeds (i) for marketing purposes of up to $3.5 million, (ii) for the renewal and continued development of the Company’s Gabriola, B.C. site, (iii) working capital and general corporate purposes of up $3 million and (iv) of up to $7 million for the repayment of certain indebtedness, of which approximately $6,500,000 was applied towards the partial payment of the Consideration Note.

As compensation for such placement agent services, the Company paid the Placement Agent $300,000 in cash, an aggregate fee equal to 2.5% of the gross proceeds from the September Offering, plus $50,000 for its fees and expenses.

The maturity date of each September Note is the 12-month anniversary of the issuance date of such September Note, and is the date upon which the principal amount, as well as any other fees, shall be due and payable. The Notes bear interest at a rate of 10% per annum.

The September Note was determined to be a hybrid financial instrument with a liability and an embedded derivative liability. The Company has elected the option in IFRS 9 to recognize the September Note as one financial instrument at FVTPL. Under this approach, the transaction costs of $350,000 incurred in relation to September Note was recorded in the consolidated statements of loss and comprehensive loss. At the time of issuance, the Company determined the principal amount of $12,000,000 as the fair value of the September Note.

During the year ended December 31, 2025, the Company issued 9,189,611 pre-consolidated common shares (408,427 post-consolidated common shares) pursuant to the conversion of an aggregate principal amount of $10,737,400, under the terms of the September Notes (note 17).

During the year ended December 31, 2025, the Company assessed that the fair value of the converted September Notes was $9,957,773 and the fair value of the remaining September Note was $1,055,420. As a result, the Company recognized a total of $984,807 gain on change in fair value of financial liabilities measured at FVTPL in the consolidated statements of loss and comprehensive loss.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

17.	Share Capital

(a)	Authorized

The Company has authorized share capital of an unlimited number of common shares, an unlimited number of Class A Special Shares, an unlimited number of Class B Special Shares, and an unlimited number of preferred shares, issuable in series, with no par value.

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

On August 26, 2025, the Company implemented a 1-for-3.125 Reverse Stock Split on its common shares. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole number.

Subsequent to the year ended December 31, 2025, the Company implemented a 1-for-5 Reverse Stock Split and a 1-for-4.5 Reverse Stock Split on its common shares, respectively. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole number. All share and per share data in these consolidated financial statements have been retroactively restated to reflect the effect of the reverse stock split (note 29).

(b)	Shares issued and outstanding

	Number of shares	Capital
Balance, December 31, 2023	989	$51,020,121
Issuance of shares from private placement	3,452	1,396,702
Issuance of shares upon exercise of prefunded warrants	24,091	11,528,116
Cancelled shares	(2,111)	(1,445,188)
Share issuance costs	—	(728,056)
Fair value of RSUs redeemed at $577.97 per share	2,677	1,547,703
Balance, December 31, 2024	29,098	63,319,398
Issuance of shares from private placement	3,250	320,000
Issuance of shares upon conversion of promissory note	408,427	10,737,400
Fair value adjustment on the converted promissory note	—	(777,627)
Share issuance costs	—	(44,071)
Impact on loss of control of Canmart	—	(3)
Balance, December 31, 2025	440,775	$73,555,097

During the year ended December 31, 2025, the Company had the following share capital transactions:

(i)	On March 26, 2025, pursuant to a series of subscription agreement entered with investors on March 21 and 24, 2025, the Company completed its private offering with the issuance of 3,250 common shares at a subscription price of $98.44 per share for gross proceeds of $320,000.

(ii)	On October 2, 2025, pursuant to the conversion of promissory note (note 16), the Company issued 68,828 common shares at conversion price of $64.80 for an aggregate principal amount of $4,460,000.

(iii)	On October 6, 2025, pursuant to the conversion of promissory note (note 16), the Company issued 1,422 common shares at conversion price of $64.80 for an aggregate principal amount of $92,160.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

17.	Share Capital (continued)

(b)	Shares issued and outstanding (continued)

During the year ended December 31, 2025, the Company had the following share capital transactions (continued):

(iv)	On October 9, 2025, pursuant to the conversion of September Note (note 16), the Company issued 1,778 common shares at conversion price of $44.94 for an aggregate principal amount of $79,900.

(v)	On October 16, 2025, pursuant to the conversion of September Note (note 16), the Company issued 5,111 common shares at conversion price of $45.33 for an aggregate principal amount of $231,668.

(vi)	On October 21, 2025, pursuant to the conversion of September Note (note 16), the Company issued 10,222 common shares at conversion price of $42.65 for an aggregate principal amount of $435,965.

(vii)	On October 24, 2025, pursuant to the conversion of September Note (note 16), the Company issued 5,111 common shares at conversion price of $40.93 for an aggregate principal amount of $209,185.

(viii)	On November 14, 2025, pursuant to the conversion of September Note (note 16), the Company issued 5,111 common shares at conversion price of $24.67 for an aggregate principal amount of $126,097.

(ix)	On November 17, 2025, pursuant to the conversion of September Note (note 16), the Company issued 10,889 common shares at conversion price of $24.67 for an aggregate principal amount of $268,642.

(x)	On November 24, 2025, pursuant to the conversion of September Note (note 16), the Company issued 1,022 common shares at conversion price of $17.65 for an aggregate principal amount of $18,045.

(xi)	On November 26, 2025, pursuant to the conversion of September Note (note 16), the Company issued 1,333 common shares at conversion price of $18.63 for an aggregate principal amount of $24,837.

(xii)	On December 3, 2025, pursuant to the conversion of September Note (note 16), the Company issued 1,156 common shares at conversion price of $18.68 for an aggregate principal amount of $21,587.

(xiii)	On December 8, 2025, pursuant to the conversion of September Note (note 16), the Company issued 76,445 common shares at conversion price of $18.09 for an aggregate principal amount of $1,383,224.

(xiv)	On December 15, 2025, pursuant to the conversion of September Note (note 16), the Company issued 100,000 common shares at conversion price of $15.26 for an aggregate principal amount of $1,525,500.

(xv)	On December 16, 2025, pursuant to the conversion of September Note (note 16), the Company issued 8,889 common shares at conversion price of $18.09 and 11,111 common shares at conversion price of $15.68 for an aggregate principal amount of $335,090.

(xvi)	On December 18, 2025, pursuant to the conversion of September Note (note 16), the Company issued 55,555 common shares at conversion price of $15.26 for an aggregate principal amount of $847,500.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

17.	Share Capital (continued)

(b)	Shares issued and outstanding (continued)

During the year ended December 31, 2025, the Company had the following share capital transactions (continued):

(xvii)	On December 19, 2025, pursuant to the conversion of September Note (note 16), the Company issued 33,333 common shares at conversion price of $15.26 for an aggregate principal amount of $508,500.

(xviii)	On December 23, 2025, pursuant to the conversion of September Note (note 16), the Company issued 11,111 common shares at conversion price of $15.26 for an aggregate principal amount of $169,500.

(xix)	In connection with the private placement completed during the year, the Company incurred a total share issuance costs of $44,071.

During the year ended December 31, 2024, the Company had the following share capital transactions:

(i)	On February 2, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on February 1, 2024, the Company announced closing of registered direct offering with the issuance of 49 common shares at a purchase price of $2,283.75 per share and prefunded warrants to purchase 260 common shares at a price of $2,283.19 per share for gross proceeds of $708,000. The prefunded warrants were immediately exercisable for $0.56 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. Under the residual method, the Company allotted $3,370 to the prefunded warrants and recorded the value under other reserves in the consolidated statements of financial position. During the year ended December 31, 2024, the Company issued 260 common shares pursuant the exercise of above prefunded warrants.

(ii)	On March 4, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on March 1, 2024, the Company announced closing of registered direct offering with the issuance of 65 common shares at a purchase price of $1,155.60 per share and prefunded warrants to purchase 64 common shares at a price of $1,155.04 per share for gross proceeds of $150,000. The prefunded warrants were immediately exercisable for $0.56 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the year ended December 31, 2024, the Company issued 64 common shares pursuant the exercise of above prefunded warrants.

(iii)	On March 5, 2024, pursuant to the securities purchase agreement entered with Corbo Capital Inc. on March 4, 2024, the Company announced closing of registered direct offering with the issuance of 65 common shares at a purchase price of $949.05 per share and prefunded warrants to purchase 66 common shares at a price of $948.49 per share for gross proceeds of $125,000. The prefunded warrants were immediately exercisable for $0.56 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the year ended December 31, 2024, the Company issued 66 common shares pursuant the exercise of above prefunded warrants.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

17.	Share Capital (continued)

(b)	Shares issued and outstanding (continued)

During the year ended December 31, 2024, the Company had the following share capital transactions (continued):

(iv)	On March 27, 2024, pursuant to an underwriting agreement entered with Univest Securities, LLC (“Univest”) as the underwriter on March 25, 2024, the Company announced closing of underwritten public offering with the issuance of 548 common shares at a purchase price of $684.56 per share and prefunded warrants to purchase 8,866 common shares at a price of $684.00 per share for gross proceeds of $5,000,000. The prefunded warrants are immediately exercisable for $0.56 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the year ended December 31, 2024, the Company issued 8,866 common shares pursuant the exercise of above prefunded warrants.

(v)	On April 26, 2024, the Company cancelled 2,111 common shares with a fair value of $1,445,188.

(vi)	On May 17, 2024, pursuant to the securities purchase agreement entered with DRNK Beverage Corp. on the same day, the Company announced the 1st closing of registered direct offering with the issuance of 442 common shares at a purchase price of $579.94 per share and prefunded warrants to purchase 3,867 common shares at a price of $579.38 per share for gross proceeds of $2,500,000. The prefunded warrants are immediately exercisable for $0.56 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the year ended December 31, 2024, the Company issued 3,867 common shares pursuant the exercise of above prefunded warrants.

(vii)	On May 20, 2024, pursuant to the securities purchase agreement entered with DRNK Beverage Corp. on May 17, 2024, the Company announced the 2nd closing of registered direct offering with the issuance of 442 common shares at a purchase price of $579.94 per share, and prefunded warrants to purchase 2,143 common shares at a price of $579.38 per share for gross proceeds of $1,500,000. The prefunded warrants are immediately exercisable for $0.56 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. No value has been allotted to the prefunded warrants under the residual method. During the year ended December 31, 2024, the Company issued 2,143 common shares pursuant the exercise of above prefunded warrants.

(viii)	On May 24, 2024, the Company issued 2,677 common shares at a fair value of $1,547,703 on the RSUs granted to consultants of the Company to settle up consulting fees amounting to $900,000. As a result of the settlement, the Company recognized a loss on debt settlement of $647,703 in the consolidated statements of loss and comprehensive loss.

(ix)	On October 3, 2024, pursuant to an underwriting agreement entered with Univest as the underwriter on October 2, 2024, the Company announced closing of underwritten public offering with the issuance of 1,841 common shares at a purchase price of $140.625 per share and prefunded warrants to purchase 8,825 common shares at a price of $140.611 per share for gross proceeds of $1,500,000. The prefunded warrants are immediately exercisable for $0.014 per share and may be exercised at any time until all of the prefunded warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the prefunded warrant. During the year ended December 31, 2024, the Company issued 8,825 common shares pursuant the exercise of above prefunded warrants.

(x)	In connection with the closed direct offerings and underwriting public offerings completed during the year ended December 31, 2024, the Company incurred a total share issuance cost of $728,056.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

17.	Share Capital (continued)

(c)	Special Shares

Class A Special Shares

On August 29, 2025, the Company approved an amendment of the Articles to create a new class of special common shares without nominal or par value (the “Class A Special Shares). The Class A Special Shares is convertible into Company common shares on a one for one basis. The holders of the Class A Special Shares shall be entitled to one vote for each Class A Special Shares held at all meetings of shareholders of the Corporation and shall vote as a single class with the Common Shares.

In the event of any Liquidation Distribution, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares and equal in rank to the Common Shares and Class B Special Shares, the holders of the Class A Special Shares shall be entitled to receive all remaining property and assets of the Corporation.

Class B Special Shares

On August 29, 2025, the Company approved an amendment of the Articles to create a new class of special common shares without nominal or par value (the “Class B Special Shares”). The Class B Special Shares is convertible into Company common shares on a one for one basis. The holders of the Class B Special Shares shall be entitled to one vote for each Class B Special Share held at all meetings of shareholders of the Corporation and shall vote as a single class with the Common Shares and the Class A Special Shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series.

In the event of any Liquidation Distribution, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares and equal in rank to the Class A Special Shares and Common Shares, the holders of the Class B Special Shares shall be entitled to receive all remaining property and assets of the Corporation.

Issued and Outstanding

On August 29, 2025, the Company issued 6,441 Class A Special Shares with a fair value of $597,836 pursuant to the acquisition of First Towers in accordance with the terms of the amended SEA (note 4).

On November 28, 2025, the Company issued 212,265 Class B Special Shares with a fair value of $19,700,885 pursuant to the acquisition of First Towers in accordance with the terms of the amended SEA (note 4) and 32,549 Class B Special Shares with a fair value $754,356 pursuant to the settlement of PGC DSA and Dunstan DSA. In connection with the debt settlement, the Company recognized a gain on debt settlement of $1,893,196 in the consolidated statements of loss and comprehensive loss.

A summary of the Company’s outstanding Special Shares as at December 31, 2025 are as follows:

	Number of Class A Special Shares	Number of Class B Special Shares	Capital
Balance, December 31, 2024	—	—	$—
Issuance of special shares pursuant to the acquisition of First Towers	6,441	212,265	20,298,721
Issuance of special shares pursuant to a debt settlement	—	32,549	754,356
Balance, December 31, 2025	6,441	244,814	$21,053,077

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

17.	Share Capital (continued)

(d)	Loss per share

The weighted average number of common shares outstanding for basic and diluted loss per share for the year ended December 31, 2025 was 68,941 (2024 — 14,819). The Company did not have any potential dilution during the years ended December 31, 2025 and 2024.

(e)	Restricted stock units

In order to incentivize senior executive management and key staff, the Company makes use of equity incentives awarded pursuant to the Employee Share Ownership Plan (“ESOP”). In terms of the ESOP, as amended in March 2024, the Company may award up to 30% of the Company’s issued share capital (at any point in time) in qualifying ESOP incentives.

On May 24, 2024, the Company granted 2,677 restricted stock units (“RSUs”) at a market price of $577.97 to consultants of the Company to settle consulting payables of $900,000. Each of the RSUs vest immediately. The fair value of the granted RSUs was estimated to be $1,547,703. 2,677 of the granted RSUs were exercised during the year ended December 31, 2024.

A summary of the Company’s outstanding RSUs as at December 31, 2025 are as follows:

Number of RSUs
Balance, December 31, 2023	—
Granted	2,677
Exercised	(2,677)
Balance, December 31, 2024 and 2025	—

During the year ended December 31, 2024, the Company recorded $798,795 of expenses related to the RSUs as consulting and accounting fees, $100,000 remains as prepaid expenses, $647,703 recognized as gain on debt settlement and the remaining $1,205 due to foreign currency translation was recorded to accumulated other comprehensive income.

18.	Related Party Transactions

Transactions with Key Management Personnel

The Company has identified its Board of Directors, Executive Chairman, Chief Executive Officer (“CEO”), and Chief Financial Officer (“CFO”) as its key management personnel who have the authority and responsibility for planning, directing and controlling the Company’s main activities.

For the years ended December 31,	2025	2024
Key Management Remuneration	$679,005	$365,994
Former Management Fees	—	129,705
Stock-based compensation	—	—
	$679,005	$495,699

The Key Management remuneration is included in Consulting and Professional Fees and Personnel Expenses in the Statement of Operations.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

18.	Related Party Transactions (continued)

As of December 31, 2025, the Company has balances payable to related parties of $640,546 (2024 — $302,232) as below:

a.	Included within accounts payable and accrued liabilities at December 31, 2025 is remuneration payable to key management totaling $640,546 (2024 — $244,933), which includes amounts owing to the following current and former directors and officers of the Company:

●	current directors and officers:

i.	$32,000 owing to J Dhaliwal (2024 — $8,000);

ii.	$2,298 owing to G Deol (2024 — $2,192);

iii.	$8,000 owing to K Field (2024 — $72,000);

iv.	$259,435 owing to D Jenkins (2024 — $160,241);

v.	$192,175 owing to C Cooper (2024 — $2,500);

vi.	$69,333 owing to U Chaudhry (2024 — $nil);

vii.	$17,555 owing to E Contreras (2024 — $nil);

viii.	$18,382 owing to F Juarez (2024 — $nil); and

ix.	$41,368 owing to D Gordon (2024 — $nil).

b.	The former director and officer of RPK, Kiranjit Sidhu is also the owner of Catalyst Capital LLC (“Catalyst”).

i.	On November 14, 2022, the Company received a loan of £25,000 ($30,224) from Catalyst. The loan is unsecured and bears interest of £200 per week. The loan has matured on January 31, 2023 and is due on demand. Any unpaid amount is charged with late fees of £200 for each week the payment is late. During the year ended December 31, 2024, the Company paid this loan in full as part of the debt settlement entered in April 2024.

ii.	On January 17, 2023, the Company received an additional loan of €45,000 ($48,666) from Catalyst. The loan is unsecured and bears interest of 0.75% per day, compounding daily. The loan has matured on February 1, 2023 and is due on demand. Any unpaid amount is charged with late fees of 1% compounding interest for each day the payment is late. During the year ended December 31, 2023, the lender has willingly forgone any interest arising from this loan. During the year ended December 31, 2024, the Company paid this loan in full as part of the debt settlement entered in April 2024.

iii.	On February 5, 2023, the Company entered into another independent contractor agreement with Mr. Sidhu, pursuant to which, he agreed to provide services regarding the business operations, business development, legal and strategic matters to the Company for $650,000. The payment for the services was partially settled by the issuance of 28 RSUs converted to 28 Common Shares in May 2023 and 24 RSUs converted to 24 Common Shares in July 2023. As of December 31, 2023, the balance of the payable was $350,395, and was recorded under due to related parties’ account. During the year ended December 31, 2024, the Company paid this payable in full as part of the debt settlement entered in April 2024.

iv.	On April 4, 2024, the Company entered into debt settlement agreement with Mr. Sidhu to settle up all amounts owing of $487,295, which includes outstanding loans and other consulting payables. Pursuant to the agreement, Mr. Sidhu agreed to accept $136,757 in full settlement of the outstanding debt. On April 10, 2024, the Company paid the agreed amounts and recognized a gain on debt settlement of $353,159 in the consolidated statements of loss and comprehensive loss.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

18.	Related Party Transactions (continued)

c.	The Company has the following loans outstanding to 1248787 B.C. Ltd. (“1248787”), a company controlled by Jatinder Dhaliwal, a director of the Akanda:

i.	On August 18, 2023, the Company received a loan of C$24,000 ($17,714) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. During the year ended December 31, 2025, the Company recorded interest expense of $1,076 (2024 — $3,157) and paid the loan in full.

ii.	On September 27, 2023, the Company received a loan of C$3,000 ($2,219) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. During the year ended December 31, 2025, the Company recorded interest expense of $134 (2024 — $395) and paid the loan in full.

iii.	On October 13, 2023, the Company received a loan of C$40,000 ($29,258) from 1248787. The loan is unsecured, bears interest of 18% per annum and payable within 12 months. During the year ended December 31, 2025, the Company recorded interest expense of $1,793 (2024 — $5,259) and paid the loan in full.

d.	The Company has the following loans transactions with Halo, a company controlled by Katharyn Field, the executive director and interim CEO of Akanda:

Unsecured debenture

During the year ended December 31, 2024, the Company received additional loans from Halo in the aggregate principal amount of $44,954 (2023 — $1,192,953). The loans are unsecured and bears interest rate of 7% per annum and have no specific terms of repayment. The Company recorded interest expense of $39,170 from these loans and also made a full repayment during the year ended December 31, 2024.

e.	On April 24, 2024, Mr. Harvinder Singh resigned as an independent director of the Board of Directors of the Company. A Resignation and Mutual Release Agreement dated April 24, 2024 was entered between the Company and Mr. Singh, pursuant to which the Company agreed to pay Harvinder Singh a separation and release amount of $50,000. The Company has paid the amount in full on April 25, 2024. During the year ended December 31, 2024, the Company recognized a gain on debt settlement of $48,592 in the consolidated statements of loss and comprehensive loss.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

18.	Related Party Transactions (continued)

As of December 31, 2025, the Company has balances receivable from related parties of $nil (2024 — $368,172) as below:

a.	Advances — Halo

During the year ended December 31, 2024, the Company paid and accrued an amount of $15,969 (CAD21,875) of fees for services rendered by certain legal firms to Halo, a company controlled by the interim CEO of the Company. The transactions were accounted by the Company as advances or loans to Halo. The loans are non-interest bearing, unsecured and has no specific terms of repayment.

During the year ended December 31, 2025, the Company paid an additional amount of $220,030 (CAD307,437) of fees for services rendered by certain legal firms to Halo. These amounts, accounted as loans, are non-interest bearing, unsecured and have no specific terms of repayment. During the year ended December 31, 2025, the Company determined that the full loan receivable balance are no longer collectible from Halo and recognized a write-off of $235,686.

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

Pursuant to the Bridge Loan Agreement, the Company shall also advance to First Towers a $1,000,000 loan on the same terms as the existing Loan Agreement. As of December 31, 2025, the Company lent out a total of $423,000. As at December 31, 2025, the loan receivable balance including interest was terminated in consolidation as of the closing of the First Towers Transaction on August 19, 2025.

The Company’s related party transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

19.	Income Taxes

The components of income tax expense (benefit) are as follows:

Years ended December 31,	2025	2024
Current:	$—	$—
Kingdom of Lesotho	—	—
Republic of Malta	—	—
United Kingdom	—	—
Mexico	—	—
	$—	$—

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

Deferred tax assets and liabilities have not been recognized for the following:

Years ended December 31,	2025	2024
Net loss before income taxes:	$(46,859,311)	$(4,096,029)
Statutory income tax rate	26.50%	26.50%

Income tax benefit	(12,417,717)	(1,085,448)
Non-deductible items	12,052,596	37,379
Non-taxable items	(537,615)	(371,570)
Foreign rate differential	(273,547)	9,859
Unrecognized loss carryforwards	1,176,283	1,409,780
	$—	$—

The Company has reconciled to the average statutory tax rate of the Republic of Malta (35%), the United Kingdom (25%), the Republic of Portugal (21%), and the Mexico (30%).

Deferred tax assets

At December 31,	2025	2024
Net operating loss before carryforwards	$—	$—
Unrecognized loss carryforwards	$—	$—

Deferred tax assets have not been recognized in respect of unutilized tax losses carried forward because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom.

20.	Non-controlling Interest

As at December 31, 2025, the carrying value of non-controlling interest (“NCI”) was $1,205,363 which was determined as follows:

	CTFO Mexico	CT Mexico	Total
Balance, December 31, 2024	$—	$—	$—
Net loss allocated to NCI	94,145	1,111,218	1,205,363
Balance, December 31, 2025	$94,145	$1,111,218	$1,205,363

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

21.	Financial Instruments

Determination of Fair Values

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

Level 1 — Quoted prices in active markets for identical assets or liabilities;

Level 2 — Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 — Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions market participants would use in pricing.

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

The following is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments as at December 31, 2025 and 2024:

		December 31, 2025		December 31, 2024
Financial assets	Level	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets measured at amortised cost:
Cash and cash held in trust	1	$504,136	$504,136	$3,841,866	$3,841,866
Trade and other receivables	2	1,399,977	1,399,977	370,537	370,537
Loan receivable	2	—	—	955,022	955,022

Financial liabilities
Financial liabilities measure at amortised cost:
Trade and other payables	2	3,309,037	3,309,037	2,982,499	2,982,499
Loans and borrowings	2	1,006,920	1,006,920	352,814	352,814
Secured promissory notes	2	7,633,966	7,633,966	—	—
Lease liabilities	2	396,121	396,121	—	—
Due to related parties	2	640,546	640,546	302,232	302,232

Financial liabilities measure at FVTPL:
Convertible promissory notes	2	1,055,420	1,055,420	—	—
Secured convertible debenture	2	4,143,982	4,143,982	—	—

22.	Risks Arising from Financial Instruments and Risk Management

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

Foreign exchange risk: is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company has not entered into any foreign exchange hedging contracts. The Company is exposed to currency risk from the British Pound (“GBP”), Euro (“EUR”), Canadian dollar (“CAD”) and Mexican Peso (“MXN”) through the following foreign currency denominated financial assets and liabilities:

As at (expressed in GBP)	December 31, 2025	December 31, 2024
Financial assets
Cash	£100	£16,558
Trade and other receivables	354	293,055
Loan receivable	—	469,233
	£454	£778,846
Financial liabilities
Trade and other payables	£2,126	£820,809
	£2,126	£820,809

As at (expressed in EUR)	December 31, 2025	December 31, 2024
Financial assets
Cash	€11,304	€12,504
Trade and other receivables	3,076	3,076
	€14,380	€15,580
Financial liabilities
Trade and other payables	€5,263	€838
Loans and borrowings	124,890	124,890
	€130,153	€125,728

As at (expressed in CAD)	December 31, 2025	December 31, 2024
Financial assets
Cash and cash held in trust	$287,503	$5,473,500
Loans receivable	—	515,197
	$287,503	$5,988,697
Financial liabilities
Trade and other payables	$4,137,013	$2,809,356
Due to related party	882,165	425,962
Lease liabilities	191,706	—
Loans and borrowings	1,177,564	315,557
Convertible promissory notes	1,446,893	—
Secured promissory notes	10,465,530	—
Secured convertible debenture	5,681,053	—
	$23,981,924	$3,550,875

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

22.	Risks Arising from Financial Instruments and Risk Management (continued)

(a)	Market risk (continued)

As at (expressed in MXN)	December 31, 2025	December 31, 2024
Financial assets
Cash	$5,028,415	$—
Trade and other receivables	24,199,567	—
Due from related parties	68,814	—
	$29,296,796	$—
Financial liabilities
Trade and other payables	$5,425,846	$—
Lease liabilities	4,609,418	—
	$10,035,264	$—

Based on the above net exposures as at December 31, 2025, assuming that all other variables remain constant, a 5% appreciation or deterioration of the USD against the GBP would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $nil (2024 — $2,000), EUR — $5,000  (2024 — $5,000), CAD — $864,000  (2024 — $85,000) and MXN — $54,000 (2024 — $nil).

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

At December 31, 2025, the Company was subject to a concentration of credit risk related to its accounts receivable as 100% (2024 — 74% from two customers) of the balance of amounts owing is from three customers. The Company did not record any bad debt expense during the years ended December 31, 2025 and 2024. As at December 31, 2025, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

23.	Capital Management

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

The Company’s overall strategy with respect to capital risk management remains unchanged for the years ended December 31, 2025 and 2024.

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

24.	Segmented Information

The Company has four reportable segments: Infrastructure, Cultivation, Distribution and Corporate. Infrastructure activities is a new segment of the Company pursuant to the acquisition of First Towers in August 2025 which relates to the leasing and/or rental of fiber optic networks and telecommunication towers at First Towers in Mexico. Cultivating activities which comprise the “cultivation” segment is made up of the medical cannabis cultivation operations at RPK/Holigen in Portugal up until the sale completion in March 2024 (refer to note 5). Distributing activities relate to the distribution of medical cannabis by Canmart in the United Kingdom up until the winding up in May 2025 (refer to note 6). Corporate activities entail head office costs and other general corporate expenses related to the administration of the broader group. The accounting policies of the operating segments are the same as those described in the summary of material accounting policies. The reportable segments have been determined by management on the basis that these are strategic business units that offer different products and services. The business units in Portugal (up until the sale of subsidiary described in note 5) which fall under the cultivation segment were focused on the cultivation of medical cannabis and medical cannabis biomass respectively, while the business unit in the United Kingdom (up until the winding up described in note 6), which falls under the distribution segment, undertakes the sale and distribution of medical cannabis products. The corporate segment undertakes management and treasury services within the group and for the benefit of all group companies. They are managed separately as each business unit requires different strategies, risk management and technologies.

Set out below is information about the assets and liabilities as at December 31, 2025 and 2024 and profit or loss from each segment for the years ended December 31, 2025 and 2024:

	As at December 31, 2025
Financial statement line item:	Infrastructure	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$3,831,917	$335,689	$—	$2,027,949	$6,195,555
Reportable segment liabilities	2,111,874	150,358	—	15,923,760	18,185,992

	As at December 31, 2024
Financial statement line item:	Infrastructure	Cultivation	Distribution	Corporate	Total
Reportable segment assets	$—	$2,232,785	$1,052,080	$4,629,218	$7,914,083
Reportable segment liabilities	—	133,163	1,026,211	2,478,171	3,637,545

	For the year ended December 31, 2025
Financial statement line item:	Infrastructure	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$258,075	$—	$—	$—	$258,075
Intersegment revenues	—	—	—	—	—
Other income (expense)	(42,501,110)	(2,158,885)	—	3,201,579	(41,458,416
Finance income	(92,457)	—	—	92,457	—
Finance expense	(28,742)	—	—	(896,350)	(925,092)
Depreciation & amortization	264,532	—	—	169,161	433,693
Discontinued operations	—	—	10,911,606	(10,404,002)	507,604
Reportable segment loss	(43,269,642)	(2,170,333)	—	(1,419,336)	(46,859,311)

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

24.	Segmented Information (continued)

	For the year ended December 31, 2024
Financial statement line item:	Infrastructure	Cultivation	Distribution	Corporate	Total
Revenues from external customers	$—	$—	$—	$—	$—
Intersegment revenues	—	—	—	—	—
Other income (expense)	—	(879,154)	—	1,675,644	796,490
Finance income	—	—	—	2,953	2,953
Finance expense	—	—	—	(81,083)	(81,083)
Depreciation & amortization	—	—	—	137,271	137,271
Discontinued operations	—	(827,620)	43,414	—	(784,206)
Reportable segment income (loss)	—	(206,397)	43,414	(3,933,046)	(4,096,029)

Set out below are reconciliations of each reportable segment’s revenues, profit or loss for the years ended December 31, 2025 and 2024, and assets and liabilities as at December 31, 2025 and 2024:

	For the year ended December 31, 2025
Revenues	Infrastructure	Cultivation	Distribution	Corporate	Total
Total revenues	$258,075	$—	$—	$—	$258,075
Elimination of inter segment revenue	—	—	—	—	—
Total revenue	$258,075	$—	$—	$—	$258,075

For the year ended December 31, 2024
Revenues	Infrastructure	Cultivation	Distribution	Corporate	Total
Total revenues	$—	$—	$—	$—	$—
Elimination of inter segment revenue	—	—	—	—	—
Total revenue	$—	$—	$—	$—	$—

	For the year ended December 31, 2025
Loss	Infrastructure	Cultivation	Distribution	Corporate	Total
Total loss for reportable segments	$(43,269,642)	$(2,170,333)	$(10,911,606)	$8,984,666	$(47,366,915)
Total loss on discontinued operations	—	—	10,911,606	(10,404,002)	507,604
Elimination of inter segment profit or loss	—	—	—	—	—
Loss before income tax expense	$(43,269,642)	$(2,170,333)	$—	$(1,419,336)	$(46,859,311)

	For the year ended December 31, 2024
Loss	Infrastructure	Cultivation	Distribution	Corporate	Total
Total loss for reportable segments	$—	$621,223	$—	$(3,933,046)	$(3,311,823)
Total loss on discontinued operations	—	(827,620)	43,414	—	(784,206)
Elimination of inter segment profit or loss	—	—	—	—	—
Loss before income tax expense	$—	$(206,397)	$43,414	$(3,933,046)	$(4,096,029)

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

24.	Segmented Information (continued)

	As at December 31, 2025
Assets	Infrastructure	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$3,831,917	$335,689	$—	$100,152,700	$104,320,306
Elimination of inter segment assets	—	—	—	(98,124,751)	(98,124,751)
Segments’ assets	$3,831,917	$335,689	$—	$2,027,949	$6,195,555

	As at December 31, 2024
Assets	Infrastructure	Cultivation	Distribution	Corporate	Total
Total assets for reportable segments	$—	$2,232,785	$1,052,080	$50,488,643	$53,773,508
Elimination of inter segment assets	—	—	—	(45,859,425)	(45,859,425)
Segments’ assets	$—	$2,232,785	$1,052,080	$4,629,218	$7,914,083

	As at December 31, 2025
Liabilities	Infrastructure	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$12,841,578	$1,072,219	$—	$38,754,893	$52,668,690
Elimination of inter segment liabilities	(10,729,704)	(921,860)	—	(22,831,134)	(34,482,698)
Entity’s liabilities	$2,111,874	$150,359	$—	$15,923,759	$18,185,992

	As at December 31, 2024
Liabilities	Infrastructure	Cultivation	Distribution	Corporate	Total
Total liabilities for reportable segments	$—	$883,397	$11,169,051	$25,958,535	$38,010,983
Elimination of inter segment liabilities	—	(750,234)	(10,142,840)	(23,480,364)	(34,373,438)
Entity’s liabilities	$—	$133,163	$1,026,211	$2,478,171	$3,637,545

25.	Revenue and Geographic Information

The Company, through its subsidiary – First Towers, generates revenue from the leasing of telecommunications infrastructure, including tower sites and dark fiber routes. As of December 31, 2025, the Company’s revenue is earned entirely in Mexico, where all of its telecommunications infrastructure assets are located.

26.	General and Administrative Expenses

The following provides a breakdown of general and administrative expenses by nature for the years ended December 31, 2025 and 2024:

	2025	2024

Advertising and promotion	$2,135,054	$724,785
Insurance	910	—
Office and administrative	20,880	6,297
Rent	7,831	6,926
Transfer agent and filing fees	128,619	139,221
Travel expenses	11,901	142,058
Total general and administrative expenses	$2,305,195	$1,019,287

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

27.	Insolvency Proceedings

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

At the date of these consolidated financial statements, the liquidation of Bophelo Bio Science and Wellness (Pty) Ltd. is still ongoing.

28.	Contingencies

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

On December 2, 2024, the Company entered into a settlement agreement to settle this dispute for a sum of £100,000 ($129,705) and accounted the full amount as former management fees. During the year ended December 31, 2024, the Company paid the amount in full and recognized a gain on debt settlement of $9,670 in the consolidated statements of loss and comprehensive loss.

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

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

28.	Contingencies (continued)

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

On January 29, 2024, the Company was informed that Mr. Shailesh Bhushan, the former Chief Financial Officer of the Company, filed a complaint with the Employment Standards Branch of British Columbia claiming unpaid salary and invoices in the aggregate amount of CAD $271,990 from the period December 2022 through November 2023. The Company previously offered to Mr. Bhushan an annual salary of CAD $60,000 and as such, believes the claim to be frivolous, strongly disputes the amount claimed, and intends to vigorously defend itself. The Employment Standards Branch has prepared its Investigative Report in the matter and the report will be provided to the adjudicator who will determine the complaint. Following disclosure of the Investigative Report Mr. Bhushan has sought to withdraw his Employment Standards Branch complaint against the Company in order to pursue the same claims in the court action described below. The Company is objecting to Mr. Bhushan’s request to withdraw on the basis, among other things, of abuse of process. As of May 15, 2026, no decision has yet been made on the Company’s objection or the complaint.

On February 23, 2024, Mr. Bhushan filed a Notice of Civil Claim in the Supreme Court of British Columbia against Akanda alleging constructive dismissal and claiming severance pay, general damages, aggravated and punitive damages, and allegedly unpaid salary and bonus. He also seeks special costs. Mr. Bhushan has named Akanda directors Jatinder Dhaliwal, Katharyn Field, David Jenkins, and Harvinder Singh as defendants, whom he alleges are personally liable for unpaid wages. The Company and the other defendants filed their Response to Civil Claim on May 2, 2024. The Company denies all liability and takes the position that Mr. Bhushan was terminated for just cause. The Company also disputes the amounts claimed, and denies that Akanda and Halo are a common employer. The proceeding is at the discovery stage and no trial date has been set. As of May 15, 2026, to the Company’s knowledge Mr. Bhushan has not yet attempted to amend his Notice of Civil Claim to include the claims he seeks to withdraw from the Employment Standards Branch complaint. The Company intends to object to any attempt to so amend on the basis, among other things, of abuse of process.

On September 10, 2024, Dallas Dunkley filed a claim against the Company for wrongful dismissal. The Company served its Statement of Defense on November 20, 2024. The total amount claimed in the Statement of Claim is $200,000 on account of wrongful dismissal damages, damages for loss of vacation pay, and general, aggravated, and punitive damages, plus interest and costs. The Company’s position is that Mr. Dunkley was never an employee of the Company, and therefore, is not entitled to any damages. The parties have completed mediation and examinations for discovery, and a pre-trial has been scheduled for August 27, 2026. Liability is undetermined at this time in light of the early stage of litigation.

In January 2024 and January 2025, the Company received subpoenas from the SEC, Division of Enforcement. As of December 31, 2025, no provision has been recorded because the Company does not believe that a present obligation exists for which an outflow of resources is probable and can be reliably estimated; however, the ultimate outcome of the matter cannot be predicted at this time.

29.	Subsequent Events

Subsequent to the year ended December 31, 2025, the Company:

i.	Implemented a Reverse Stock Split:

On January 12, 2026, the Company implemented a 1-for-5 Reverse Stock Split on its ordinary shares. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole number. All share and per share data in these consolidated financial statements have been retroactively restated to reflect the effect of the reverse stock split

On April 13, 2026, the Company implemented a 1-for-4.5 Reverse Stock Split on its ordinary shares. No fractional shares were issued in connection with the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded down to the nearest whole number. All share and per share data in these consolidated financial statements have been retroactively restated to reflect the effect of the reverse stock split

Akanda Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

29.	Subsequent Events (continued)

ii.	Issued the following shares:

a.	On January 14, 2026, pursuant to the conversion of September Note (note 16), the Company issued 26,217 common shares at conversion price of $15.26 for an aggregate principal amount of $399,957.

b.	On January 16, 2026, pursuant to the conversion of September Note (note 16), the Company issued 26,217 common shares at conversion price of $15.26 for an aggregate principal amount of $399,957.

c.	On January 23, 2026, pursuant to the final conversion of September Note (note 16), the Company issued 41,208 common shares at conversion price of $15.26 for an aggregate principal amount of $628,642.

iii.	Closed a $7,000,000 Convertible Note Offering:

On January 21, 2026, the Company entered into a Securities Purchase Agreement dated January 20, 2026 (the “January Purchase Agreement”) with certain institutional investors (the “January Investors”) to issue and sell to each of the January Investors a convertible promissory note (each, individually, a “January Note” and collectively, the “January Notes”), for aggregate gross proceeds to the Company of $7.0 million (the “Purchase Price”), before deducting fees to the Placement Agent (as defined below) and other expenses payable by the Company in connection with the offering (the “January Offering”). The closing of the January Offering occurred on January 21, 2026.

The Company intends to use the net proceeds from the sale of the January Notes for (i) marketing purposes of up to $2.3 million, (ii) working capital and general corporate purposes of approximately $2.6 million and (iii) the repayment of certain indebtedness of up to $2.1 million.

Univest Securities, LLC (the “Placement Agent”) acted as placement agent for the January Offering.

The maturity date of each January Note is the 12-month anniversary of the issuance date of such January Note, and is the date upon which the principal amount, as well as any other fees, shall be due and payable. The January Notes bear interest at a rate of 10% per annum.

Each January Investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest if any (including any costs, fees, and charges) into the Company’s Common Shares, at a conversion price (the “Conversion Price”) equal to the lower of (i) $5.715 per share (the “Initial Conversion Price”), (ii) 85% of the VWAP (as defined in the January Notes) of the Common Shares during the five consecutive Trading Day (as defined in the January Notes) period ending and including the Trading Day immediately preceding the delivery of the Conversion Notice (as defined in the January Notes); or (iii) 85% of the Closing Sale Price (as defined in the January Notes) on the Trading Day prior to the Conversion Notice being submitted; provided, however, that in no event shall the Conversion Price equal a price per share that is less than $1.143.

In addition, the Company entered into an engagement letter, as amended (the Engagement Letter”) with the Placement Agent, pursuant to which the Placement Agent agreed to serve as the placement agent for the issuance and sale of securities of the Company. As compensation for such placement agent services, the Company has agreed to pay the Placement Agent an aggregate cash fee equal to 1.0% of the gross proceeds received by the Company from the January Offering. Accordingly, the Company intends to pay the Placement Agent $70,000 in cash fees in relation to the January Offering at the closing.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1#	Articles of Incorporation of Akanda Corp., as amended
1.2	Bylaws of Akanda Corp., dated July 16, 2021.	F-1	001-41324	3.3	2/14/22
2.1#	Description of Securities Registered under Section 12 of the U.S. Exchange Act
4.1	Share Purchase Agreement between Akanda Corp. and Halo Collective Inc. dated September 29, 2021.	F-1	001-41324	2.1	2/14/22
4.2	Form of Amended and Restated Option to Purchase between Akanda Corp. and 1107385 B.C. LTD.	6-K	001-41324	99.1	9/25/23
4.3+	2021 Equity Incentive Plan	F-1	333-262436	10.1	1/31/22
4.4+	Form of Indemnity Agreement with directors and executive officers.	F-1	001-41324	10.8	2/14/22
4.5	Bridge Loan Facility by and between Akanda Corp. and Cellen Limited dated December 2, 2021.	F-1	001-41324	10.11	2/14/22
4.6	Form of Halo Collective Inc. Promissory Note	F-3	333-276577	4.3	1/18/24
4.7	Note Conversion Agreement dated July 25, 2023 between Akanda Corp. and Halo Collective Inc.	F-1	333-277182	10.14	2/20/24
4.8	Lock Up Agreement with Chris Cooper	F-1	333-290367	10.3	9/18/25
4.9	Lock Up Agreement with Francisco Juarez	F-1	333-290367	10.4	9/18/25
4.10+	2024 Equity Incentive Plan	20-F	001-41325	4.31	5/1/24
4.11	Registration Rights Agreement dated August 19, 2025	6-K	001-41324	10.2	8/22/25
4.12	Debt Settlement Agreement with PGC Finco Inc.	6-K	001-41324	10.3	8/22/25
4.13	Debt Settlement Agreement with Dunstan Holdings Ltd.	6-K	001-41324	10.4	8/22/25
4.14	Convertible Promissory Note with PGC Finco Inc.	6-K	001-41324	10.5	8/22/25
4.15	Convertible Promissory Note with Dunstan Holdings Ltd.	6-K	001-41324	10.6	8/22/25
4.16	Promissory Note with 1353744 B.C. Ltd.	6-K	001-41324	10.7	8/22/25
4.17	General Security Agreement in favor of 1353744 B.C. Ltd.	6-K	001-41324	10.8	8/22/25
4.18	Consulting Agreement, effective February 1, 2026, between IR Agency LLC and Akanda Corp.	F-1	001-41324	10.23	1/28/26

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
8.1	List of Significant Subsidiaries of Akanda Corp.	F-1	333-290367	21.1	9/18/25
11.1	Code of Business Conduct and Ethics of Akanda Corp.	F-1	001-41324	14.1	2/14/22
11.2	Whistleblower Policy of Akanda Corp.	F-1	001-41324	14.2	2/14/22
11.3	Related Party Transactions Policy of Akanda Corp.	F-1	001-41324	14.3	2/14/22
11.4	Insider Trading Policy	20-F	001-41324	11.4	5/01/24
12.1#	Certification of the Chief Executive Officer as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934
12.2#	Certification of the Chief Financial Officer as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934
13.1#	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934
13.2#	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934
15.1#	Consent of Green Growth CPAs, independent registered public accounting firm.
97.1	Akanda Corp. Incentive Compensation Recovery Policy	20-F	001-41324	97.1	5/01/24
101.INS#	Inline XBRL Instance Document.
101.CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.SCH#	Inline XBRL Taxonomy Extension Schema Document.
101.DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB#	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104#	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

+	Indicates management contract or compensatory plan.

#	Filed herewith.

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

Akanda Corp.

/s/ Katie Field
By:	Katie Field
Title:	Interim Chief Executive Officer and Executive Director

Date: June 9, 2026